SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NYSE Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**6200**	**20-2786071**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o New York Stock Exchange, Inc.
11 Wall Street
New York, New York 10005 (212) 656-3000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Richard P. Bernard, Esq.	**Kevin J.P. O'Hara, Esq.**
Executive Vice President and General Counsel	**Chief Administrative Officer, General Counsel &**
New York Stock Exchange, Inc.	**Corporate Secretary**
11 Wall Street	**Archipelago Holdings, Inc.**
New York, New York 10005	**100 South Wacker Drive, Suite 1800**
(212) 656-2222	**Chicago, Illinois 60606**
	(312) 442-7146

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Karp, Esq.	**John Evangelakos, Esq.**
Wachtell, Lipton, Rosen & Katz	**Catherine M. Clarkin, Esq.**
51 West 52nd Street	**Sullivan & Cromwell LLP**
New York, New York 10019	**125 Broad Street**
(212) 403-1000	**New York, New York 10004**
	(212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the consummation of the proposed mergers described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price	Amount of registration fee (3)
Common stock, par value $0.01 per share ..	158,306,662	$39.595	$6,268,152,282	$737,762

(1) The number of shares of common stock, par value $0.01 per share, of the registrant ("NYSE Group Common Stock") being registered is based upon the sum of (i) the product obtained by multiplying (x) 48,815,000 shares of common stock, par value $0.01 per share, of Archipelago Holdings, Inc. ("Archipelago Common Stock") estimated that will be outstanding, on a fully diluted basis, immediately prior to the mergers by (y) an exchange ratio of 1.0, plus (ii) the product obtained by multiplying (a) 1,366 memberships in the New York Stock Exchange, Inc. outstanding immediately prior to the mergers, by (b) an exchange ratio of 80,154.95, which is a maximum estimated exchange ratio assuming that there are only 46,925,000 shares of Archipelago Common Stock on a diluted basis for purposes of calculating the exchange ratio.

(2) Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price per unit is $39.595, which is the average of the high and low prices of Archipelago Common Stock on July 19, 2005.

(3) Calculated by multiplying the estimated aggregate offering price of securities to be registered by .00011770.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



SUBJECT TO COMPLETION, DATED JULY 21, 2005



TO THE MEMBERS OF THE NEW YORK STOCK EXCHANGE, INC. AND STOCKHOLDERS OF ARCHIPELAGO HOLDINGS, INC.

MERGER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

The New York Stock Exchange, Inc. (the "NYSE") and Archipelago Holdings, Inc. ("Archipelago") have entered into a merger agreement providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc. The combination will join within a single company the world's largest equities market and the first open, all-electronic stock market in the United States.

In the proposed mergers, NYSE members will be entitled to receive $300,000 in cash and [●] shares of common stock, par value $0.01 per share, of NYSE Group for each NYSE membership. Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration. NYSE members who make no election will receive the standard mix of consideration. For a description of the consideration that NYSE members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see "The Merger Agreement—Merger Consideration Received by NYSE Members."

In the proposed mergers, Archipelago stockholders will be entitled to receive one share of NYSE Group common stock for each of their shares of Archipelago common stock. Holders of Archipelago stock options to acquire Archipelago common stock will receive options to acquire an equivalent number of shares of NYSE Group common stock, and holders of Archipelago restricted stock units will receive an equivalent number of NYSE Group restricted stock units.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members, together with the aggregate number of shares reserved for issuance to NYSE employees, will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis. The aggregate number of shares of NYSE Group common stock issued to the Archipelago stockholders (including the shares underlying Archipelago options and restricted stock units held by Archipelago employees and others) will equal 30% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis. We estimate that NYSE Group will issue approximately [●] shares of NYSE Group common stock in the aggregate in the mergers. NYSE Group intends to apply to list the NYSE Group common stock on the NYSE under the symbol "NYX," subject to official notice of issuance of the stock in the mergers. Shares of Archipelago common stock, which are listed on the Pacific Exchange, Inc. for trading on the Archipelago Exchange, or ArcaEx®, under the symbol "AX," will be delisted if the mergers are completed.

Completion of the mergers requires the approval of both the NYSE members and Archipelago stockholders. To obtain these required approvals, the NYSE will hold a special meeting of NYSE members on [●], 2005, and Archipelago will hold a special meeting of Archipelago stockholders on [●], 2005, at which each company will ask its respective members and stockholders to approve and adopt the merger agreement (and consider any other matters properly brought before the special meetings). Information about the special meetings, the mergers and other business to be considered by NYSE members and Archipelago stockholders is contained in this document and the documents incorporated by reference into this document. We urge you to read this document, including the attached annexes and the documents incorporated by reference into this document carefully and in their entirety. **In particular, see "Risk Factors" beginning on page 21.**

Your vote is very important. Whether or not you plan to attend the special meeting of NYSE members or the special meeting of Archipelago stockholders, as applicable, please vote as soon as possible to make sure your NYSE membership and/or Archipelago common stock, as applicable, is represented at the applicable special meeting. Your failure to vote will have the same effect as voting against the approval and adoption of the merger agreement.

The NYSE board of directors unanimously recommends that the NYSE members vote FOR the approval and adoption of the merger agreement, and the Archipelago board of directors unanimously recommends that the Archipelago stockholders vote FOR the approval and adoption of the merger agreement. We join our boards of directors in their recommendations.

<table>
<tr><td>John A. Thain</td><td>Gerald D. Putnam</td></tr>
<tr><td>Chief Executive Officer</td><td>Chairman of the Board of Directors and Chief Executive Officer</td></tr>
<tr><td>New York Stock Exchange, Inc.</td><td>Archipelago Holdings, Inc.</td></tr>
</table>

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated [●], 2005, and is first being mailed to the NYSE members and Archipelago stockholders on or about [●], 2005.

CERTAIN FREQUENTLY USED TERMS

Unless otherwise specified or if the context so requires:

- The "NYSE" or the "New York Stock Exchange" refers to (1) prior to the completion of the mergers, the New York Stock Exchange, Inc., a New York Type A not-for-profit corporation, and (2) after the completion of the mergers, the New York Stock Exchange LLC, a New York limited liability company, and its two subsidiaries, NYSE Market, Inc., a Delaware corporation, and NYSE Regulation, Inc., a New York Type A not-for-profit corporation.

- "Archipelago" or "Archipelago Holdings" refers to Archipelago Holdings, Inc., a Delaware corporation, and, where the context requires, its predecessor, Archipelago Holdings, LLC, a Delaware limited liability company.

- "NYSE Group" refers to NYSE Group, Inc., a Delaware corporation.

- "We," "us" or "our" refers to (1) prior to the completion of the mergers, the NYSE and Archipelago, and (2) after the completion of the mergers, NYSE Group and its wholly owned subsidiaries.

- "NYSE membership" or "regular NYSE membership" refers to a regular membership of the NYSE (regardless of whether the associated options trading right has been separated from the membership), and "NYSE member" or "member of the NYSE" refers to a holder of a regular NYSE membership.

- "Archipelago common stock" refers to the common stock, par value $0.01 per share, of Archipelago, and "Archipelago stockholder" or "stockholder of Archipelago" refers to a holder of Archipelago common stock.

- "NYSE Group common stock" refers to the common stock, par value $0.01 per share, of NYSE Group.

- "Merger agreement" refers to the Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005, by and among the NYSE, Archipelago, NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc.

- "Mergers" refers to the mergers contemplated by the merger agreement.

- "SEC" refers to the United States Securities and Exchange Commission.

ADDITIONAL INFORMATION

This document incorporates important business and financial data about Archipelago from other documents that Archipelago has filed with the SEC but that are not included in or delivered with this document. For a list of documents incorporated by reference into this document, see "Where You can Find More Information." This information is available to you free of charge through either: (1) the website of the SEC at *http://www.sec.gov* or Archipelago at *http://www.archipelago.com*; or (2) upon written or oral request to Archipelago Holdings, Inc., Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from:

If you are a NYSE member:	*If you are an Archipelago stockholder:*
MacKenzie Partners, Inc.	**Georgeson Shareholder Communications, Inc.**
105 Madison Avenue	17 State Street, 10th Floor
New York, New York 10016	New York, New York 10004
Call Toll-Free (800) 322-2885	Call Toll-Free (866) 357-4032
Call Collect: (212) 929-5500	Call Collect: (212) 440-9800
Email: proxy@mackenziepartners.com	

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this proxy statement/prospectus. **In order to receive**

timely delivery of requested documents in advance of the NYSE special meeting or the Archipelago special meeting, you should make your request in the manner specified above no later than [•], 2005.

No person is authorized to give any information or to make any representation with respect to the matters that this document describes other than those contained in this document or in the information incorporated by reference into this document, and, if given or made, the information or representation must not be relied upon as having been authorized by the NYSE or Archipelago. This document does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this document nor any distribution of securities made under this document shall, under any circumstances, create an implication that there has been no change in the affairs of the NYSE or Archipelago since the date of this document or that the information contained or incorporated by reference into this document is correct as of any time subsequent to the date of this document.



NEW YORK STOCK EXCHANGE, INC.
Notice of Special Meeting of Members
To Be Held on [●], 2005

To the Members of the New York Stock Exchange:

A special meeting of the members of the New York Stock Exchange, Inc. (the "NYSE") will be held at 11 Wall Street, New York, New York, on [●] at [●] a.m., local time, for the following purposes:

1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005 (the "merger agreement"), by and among the NYSE, Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc., and the transactions contemplated by the merger agreement, pursuant to which, among other things, the NYSE and Archipelago Holdings each agreed to combine, through a series of mergers, and become wholly owned subsidiaries of NYSE Group, Inc., a for-profit Delaware corporation;

2. To consider and vote on any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement; and

3. To transact any other business as may properly come before the NYSE special meeting or any adjournment or postponement of the NYSE special meeting.

The approval and adoption of the merger agreement requires the affirmative vote of two-thirds of the votes cast by the NYSE members at a special meeting where a quorum is present. The affirmative vote also must represent a majority of the NYSE memberships entitled to vote on the proposal. The approval of any other proposal presented at the NYSE special meeting only requires the affirmative vote of a majority of the votes cast by the NYSE members at a special meeting where a quorum is present. If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting.

The NYSE board of directors unanimously recommends that you vote FOR the approval and adoption of the merger agreement, and FOR any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies.

Only NYSE members of record and in good standing at the time of the NYSE special meeting or any adjournments of the NYSE special meeting will be entitled to vote. To vote your NYSE membership, please complete and return the enclosed proxy card to us or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the NYSE special meeting. Please vote promptly whether or not you expect to attend the NYSE special meeting.

By order of the board of directors,

Marshall N. Carter, Chairman
On behalf of the board

[●], 2005

PLEASE VOTE YOUR NYSE MEMBERSHIPS PROMPTLY. To ensure that you are represented at the NYSE special meeting, please vote in one of these ways:

1) USE THE TOLL-FREE NUMBER shown on your proxy card;

2) VISIT THE WEBSITE noted on your proxy card to vote through the Internet;

3) MARK, SIGN, DATE AND PROMPTLY RETURN the enclosed proxy card in the postage-paid envelope to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713, or by FAX to (302) 369-8486; or

4) VOTE IN PERSON by appearing at the NYSE special meeting and submitting a ballot.



ARCHIPELAGO HOLDINGS, INC.

Notice of Special Meeting of Stockholders
To Be Held on [●], 2005

To the Stockholders of Archipelago Holdings, Inc.:

A special meeting of the stockholders of Archipelago Holdings, Inc., a Delaware corporation ("Archipelago"), will be held at [●], on [●] at [●] a.m., local time. The items of business are:

1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005 (the "merger agreement"), by and among the New York Stock Exchange, Inc., Archipelago, NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc., and the transactions contemplated by the merger agreement, pursuant to which, among other things, the NYSE and Archipelago each agreed to combine, through a series of mergers, and become wholly owned subsidiaries of NYSE Group, Inc., a for-profit Delaware corporation; and

2. To transact any other business as may properly come before the Archipelago special meeting or any adjournment or postponement of the Archipelago special meeting.

The approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Archipelago common stock. Pursuant to support and lock-up agreements with certain investment entities affiliated with General Atlantic LLC (formerly General Atlantic Partners, LLC), The Goldman Sachs Group, Inc. and Gerald D. Putnam (the chairman and chief executive officer of Archipelago), these entities have agreed, subject to limited exceptions, to vote their shares of Archipelago common stock in favor of the approval and adoption of the merger agreement. As of [●], the record date, these entities beneficially owned approximately [●] shares of Archipelago common stock, which represent the power to vote approximately [●]% of the outstanding shares of Archipelago common stock at the Archipelago special meeting, subject to the voting limitations contained in the Archipelago certificate of incorporation, which are described in the attached document.

The Archipelago board of directors unanimously recommends that you vote FOR the approval and adoption of the merger agreement.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Archipelago special meeting, or any adjournment or postponement of the Archipelago special meeting, was the close of business on [●], 2005. A list of the Archipelago stockholders of record as of [●], 2005 will be available for inspection during ordinary business hours at Archipelago's offices located at 100 South Wacker Drive, Suite 1800, Chicago, Illinois, 60606, from April 25, 2005 up to and on the date of the Archipelago special meeting.

You have the right to receive this notice and vote at the Archipelago special meeting if you were an Archipelago stockholder of record at the close of business on [●], 2005. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) sign and return a proxy card; (2) call the toll-free number listed on the proxy card; (3) vote through the Internet as indicated on the proxy card; or (4) vote in person at the Archipelago special meeting. You should NOT send certificates representing Archipelago common stock with the proxy. You should forward your stock certificates following the mergers, after you have received written instructions from the exchange agent.

By order of the board of directors,

Kevin J.P. O'Hara
Chief Administrative Officer,
General Counsel and Corporate Secretary

[●], 2005

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER PROPOSAL PLEASE CONTACT ARCHIPELAGO HOLDINGS, INC., ATTN: INVESTOR RELATIONS, 100 SOUTH WACKER DRIVE, SUITE 1800, CHICAGO, ILLINOIS 60606, (888) 514-7284. IF YOU HAVE QUESTIONS ABOUT VOTING YOUR SHARES, PLEASE FOLLOW THE CONTACT INSTRUCTIONS ON YOUR PROXY CARD.

TABLE OF CONTENTS

ANNEX A—Amended and Restated Agreement and Plan of Merger

ANNEX B—Amended and Restated Support and Lock-Up Agreement with General Atlantic

ANNEX C—Amended and Restated Support and Lock-Up Agreement with Goldman Sachs Group

ANNEX D—Amended and Restated Support and Lock-Up Agreement with GSP

ANNEX E—Opinion of Lazard Frères & Co. LLC

ANNEX F—Opinion of Greenhill & Co., LLC

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully this entire document, including its annexes and the additional documents incorporated by reference into this document to fully understand the proposed transaction, the voting procedures for the special meetings and, in the case of NYSE members, the procedures for making cash and share elections. For a list of documents incorporated by reference into this document, see "Where You Can Find More Information."

Q: What is the proposed transaction for which I am being asked to vote?

A: As a NYSE member and/or an Archipelago stockholder, you are being asked to vote to approve and adopt the merger agreement, by which the NYSE and Archipelago would become, through a series of mergers, wholly owned subsidiaries of NYSE Group, Inc., a newly formed, for-profit Delaware corporation that will be a publicly traded corporation. For a description of these mergers, see "The Merger Agreement—The Mergers."

The NYSE board of directors and the Archipelago board of directors unanimously recommend that the NYSE members and Archipelago stockholders, respectively, vote for the proposal to approve and adopt the merger agreement. For a discussion of their respective reasons for this recommendation, see "The Mergers—The NYSE's Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors" and "The Mergers—Archipelago's Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors," respectively.

If you are a NYSE member, you are also being asked to vote to approve any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement. The NYSE board of directors unanimously recommends that the NYSE members vote to approve this proposal (if made by the chairman) as well.

Q: What will I receive in the mergers if I am a NYSE member?

A: If you are a NYSE member, you will be entitled to receive in the mergers $300,000 in cash and

[●] shares of NYSE Group common stock for your NYSE membership. Instead of receiving this standard mix of consideration, you will be provided with the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of your consideration, or a stock election to increase the stock portion (and decrease the cash portion) of your consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

As a result, if the cash election or stock election is oversubscribed, as more NYSE members make the oversubscribed election, NYSE members making the oversubscribed election will receive consideration that will more closely resemble the standard mix of consideration. For a description of the consideration that NYSE members will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see "The Merger Agreement—Merger Consideration Received by NYSE Members."

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers. Assuming that the price of a share of NYSE Group common stock upon completion of the

mergers is $[●], the shares of NYSE Group common stock reserved for issuance to current NYSE employees would represent approximately [●]% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate number of shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General."

Q: What will I receive in the mergers if I am an Archipelago stockholder?

A: If you are an Archipelago stockholder, you will be entitled to receive in the mergers one share of NYSE Group common stock for each of your shares of Archipelago common stock. If you hold any Archipelago stock options to acquire Archipelago common stock, you will receive options to acquire an equal number of shares of NYSE Group common stock. If you hold any Archipelago restricted stock units, you will receive an equal number of NYSE Group restricted stock units.

Unlike the NYSE members, Archipelago stockholders will not have the right to elect to alter this standard consideration.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the Archipelago stockholders (including the shares underlying Archipelago stock options and restricted stock units held by Archipelago employees and others) will equal 30% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General."

Q: Will I be able to transfer the NYSE Group common stock that I receive in the mergers?

A: If you are a NYSE member, the shares of NYSE Group common stock that you will receive in the mergers will be subject to transfer restrictions. These transfer restrictions will expire in three equal installments on the first,

second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes the transfer restrictions, in whole or in part, earlier.

In addition, certain investment entities affiliated with General Atlantic LLC (formerly General Atlantic Partners, LLC), The Goldman Sachs Group, Inc., and Gerald D. Putnam (the chairman and chief executive officer of Archipelago) entered into support and lock-up agreements, pursuant to which they agreed that the NYSE Group common stock that they receive in the mergers in respect of their Archipelago common stock will be subject to transfer restrictions. See "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock." If these transfer restrictions are removed from any shares of NYSE Group common stock held by these entities, the transfer restrictions will also be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members, and *vice versa*. For a description of these transfer restrictions, see "Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock."

If you are an Archipelago stockholder (other than the entities that signed the support and lock-up agreements described above), the shares of NYSE Group common stock that you will receive in the mergers will be freely transferable, unless you are an affiliate of Archipelago, in which case there may be restrictions on the transfer of your shares imposed by the federal securities laws.

Q: How do I vote?

A: After carefully reading and considering the information contained in this document (including the annexes and the information incorporated by reference into this document), please vote by telephone, through the Internet or by returning your signed and dated proxy card by mail as soon as possible so that your NYSE membership or Archipelago common stock, as the case may be, is represented and voted at the applicable special meeting. Alternatively, you may vote in person at the applicable special meeting by ballot.

If you are an Archipelago stockholder and hold your Archipelago common stock in your own name, you may vote by telephone or through the Internet by following the instructions on or accompanying your proxy card. If you are an Archipelago stockholder and your Archipelago common stock is registered in the name of a broker, bank or other nominee (which is also known as being held in "street name"), that broker, bank or other nominee has enclosed or will provide a voting instruction card for use in directing your broker, bank or other nominee how to vote those shares.

If you hold shares in street name and would like to attend the Archipelago special meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of Archipelago common stock as of the close of business on [●], 2005. Alternatively, in order to vote, you may contact the person in whose name your shares are registered, obtain a proxy form from that person, and bring it to the Archipelago special meeting.

You should be aware that, as of the record date, Archipelago directors and executive officers and their affiliates owned and were entitled to vote approximately [●]% of the outstanding shares of Archipelago common stock. In addition, pursuant to three separate support and lock-up agreements, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Mr. Putnam have agreed to vote their shares of Archipelago common stock in favor of the approval and adoption of the merger agreement. As of the record date for the Archipelago special meeting, these entities beneficially owned, in the aggregate, shares of Archipelago common stock representing the power to vote approximately [●]% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting.

The Archipelago certificate of incorporation contains certain voting limitations for Archipelago stockholders. A description of these voting limitations is set forth under "The Special Meeting of Archipelago Stockholders—Voting Limitations."

Q: **If I am an Archipelago stockholder and my shares of Archipelago common stock are held in "street name" by a broker, bank or other nominee, will my broker or bank vote my shares for me?**

A: If you hold your shares of Archipelago common stock in "street name" and do not provide voting instructions to your broker, your Archipelago common stock will not be voted on any proposal on which your broker does not have discretionary authority to vote. Generally, your broker, bank or other nominee does not have discretionary authority to vote on the merger proposal. Accordingly, your broker, bank or other nominee will vote your shares held by it in "street name" only if you provide voting instructions. You should follow the procedures that your broker, bank or other nominee provides. Shares that are not voted because you do not properly instruct your broker, bank or other nominee will have the effect of votes against the adoption of the merger agreement.

Alternatively, you can follow the procedures for attending the Archipelago special meeting and voting in person described above.

Q: **If I am a NYSE member, what happens if I do not vote or if I abstain from voting?**

A: Approval and adoption of the merger agreement by the NYSE members requires the affirmative vote of two-thirds of the votes cast by the NYSE members at the NYSE special meeting. The affirmative vote must also represent a majority of the NYSE memberships entitled to vote on the proposal. As a result, for purposes of satisfying this majority requirement, if you are a NYSE member and do not vote or abstain from voting your NYSE membership, this will have the same effect as voting against the approval and adoption of the merger agreement.

The approval of any other proposal presented at the NYSE special meeting requires the affirmative vote of a majority of the votes cast by the NYSE members at a special meeting where a quorum is present. If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting.

If you complete a proxy and do not indicate how you want to vote on a particular proposal, your proxy will be voted in accordance with the recommendation of the NYSE board of directors (and, therefore, will be voted in favor of the approval and adoption of the merger agreement).

Q: If I am an Archipelago stockholder, what happens if I do not vote or if I abstain from voting?

A: Approval and adoption of the merger agreement by the Archipelago stockholders requires the affirmative vote of a majority of the shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting. As a result, if you are an Archipelago stockholder and do not vote or abstain from voting your shares of Archipelago common stock, this will have the same effect as voting against the approval and adoption of the merger agreement. Likewise, broker non-votes and abstentions will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a NYSE member or an Archipelago stockholder of record, there are three ways to change your vote after you have submitted a proxy:

- you may send a later-dated, signed proxy card to the address indicated on the proxy card, which must be received prior to the applicable special meeting;

- you may attend the applicable special meeting in person and vote; or

- you may send a notice of revocation to the agent for the NYSE or Archipelago, as applicable, which notice must be received prior to the applicable special meeting.

Simply attending the special meeting without voting will not revoke your proxy. NYSE proxy cards can be sent by mail to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713, or by fax to (302) 369-8486. Correspondence to Archipelago should be sent to Archipelago Holdings, Inc., Attn: Kevin J.P. O'Hara, 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606.

If your shares of Archipelago common stock are held in an account at a broker, bank or other nominee and you have instructed your broker, bank or other nominee on how to vote your shares, you should follow the instructions provided by your broker, bank or other nominee to change your vote.

Q: Should Archipelago stockholders send their stock certificates with their proxy card or their form of election?

A: No. Please DO NOT send certificates representing your Archipelago common stock with your proxy card. If you are an Archipelago stockholder of record, you will receive written instructions from the exchange agent after completion of the mergers on how to exchange any Archipelago stock certificates you may have for NYSE Group common stock.

Q. When and where are the special meetings?

A. The NYSE special meeting will take place on [●] at 11 Wall Street, New York, NY at [●], local time.

The Archipelago special meeting will take place on [●] at [●], Chicago, Illinois at [●], local time.

Q: Who can help answer my questions?

A: If you have any questions about the mergers or how to submit your proxy, or if you need additional copies of this document, the form of election or the enclosed proxy card, you should contact:

If you are a NYSE member:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free (800) 322-2885
Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com

If you are an Archipelago stockholder:

Georgeson Shareholder Communications, Inc.
17 State Street, 10th Floor
New York, New York 10004
Call Toll-Free (866) 357-4032
Call Collect: (212) 440-9800

SUMMARY

This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document, including its exhibits, and the documents incorporated by reference into this document for a more complete understanding of the matters to be considered at the special meetings. In addition, we incorporate by reference important business and financial data about Archipelago into this document. For a list of documents incorporated by reference into this document, see "Where You Can Find More Information" on page 257.

The Companies

New York Stock Exchange, Inc. (see page 142)

The NYSE is the world's largest and most liquid equities market, listing over 2,770 companies whose total global market capitalization is close to $20 trillion. On an average day, over 1.6 billion shares, valued at over $50 billion, are traded on the NYSE. The NYSE's principal offices are at 11 Wall Street, New York, New York 10005, and its telephone number is (212) 656-3000.

Archipelago Holdings, Inc. (see page 207)

Archipelago owns and operates the Archipelago Exchange ("ArcaEx"). ArcaEx is the first open, all-electronic stock market in the United States. Through ArcaEx, Archipelago customers can trade over 8,000 equity securities, including securities listed on the NYSE, the Nasdaq Stock Market, Inc., the American Stock Exchange, LLC and the Pacific Exchange, Inc. ArcaEx is regulated by the Pacific Exchange. Archipelago also operates The ArcaEdge®, a trading platform for equity securities on the OTC Bulletin Board. ArcaEx operates as the exclusive equities trading facility of PCX Equities, Inc. On January 3, 2005, Archipelago entered into a merger agreement to acquire PCX Holdings, Inc., the parent company of the Pacific Exchange and PCX Equities. Archipelago's principal executive offices are at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606, and its telephone number is (312) 960-1696 or toll-free (888) 514-7284.

NYSE Group, Inc. (see page 211)

NYSE Group, Inc. is a newly incorporated Delaware corporation that will become the parent company of the NYSE and Archipelago upon the completion of the mergers. To date, NYSE Group has not conducted any material activities other than those incident to its formation and the matters contemplated by the merger agreement. The address of NYSE Group's principal executive offices is c/o New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005, and its telephone number is (212) 656-3000.

The NYSE Special Meeting (see page 41)

The special meeting of the NYSE members will be held in the Boardroom at the NYSE Building, 11 Wall Street, New York, New York on [●], starting at [●] a.m., local time. You may vote at the NYSE special meeting if you are a regular NYSE member of record and in good standing at the time of the NYSE special meeting or any adjournments of that meeting. As of the date of this document, there are 1,364 regular members entitled to vote and in good standing. Each regular NYSE member in good standing may cast one vote on each proposal at the NYSE special meeting.

Proposal to Approve and Adopt the Merger Agreement. The affirmative vote of at least two-thirds of the votes cast by the NYSE members at the NYSE special meeting is required for the approval and adoption of the merger agreement. The affirmative vote must also represent a majority of the NYSE memberships entitled to vote on the proposal.

Other Proposals. With respect to any proposal other than the proposal to approve and adopt the merger agreement, both regular NYSE members in good standing and electronic access members in good standing who became electronic access members prior to March 30, 1986 are entitled to vote. As of the date of this document, there are two such electronic access members, and each of them is entitled to one-half of a vote. The approval of all proposals presented at the NYSE special meeting (other than the proposal to approve and adopt the merger agreement) requires the affirmative vote of a majority

of the votes cast by the NYSE members at the NYSE special meeting at which a quorum is present. If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting.

As of the date of this document, none of the NYSE directors, executive officers or their affiliates own, or are entitled to vote, any NYSE membership or electronic access membership.

The Archipelago Special Meeting (see page 44)

The special meeting of Archipelago stockholders will be held at [●], on [●], starting at [●] a.m., local time. You are entitled to notice of, and to vote at, the Archipelago special meeting if you owned Archipelago common stock at the close of business on [●], 2005, the record date. On the record date, there were [●] shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting, subject, if applicable, to the voting limitations described below.

Each share of Archipelago common stock is entitled to one vote on each proposal at the Archipelago special meeting, subject to the voting limitations described below. The affirmative vote of the holders of a majority of the outstanding shares of Archipelago common stock as of the record date is required for the approval and adoption of the merger agreement and each other proposal presented at the Archipelago special meeting. The holders of record of a majority of the total number of outstanding shares of Archipelago common stock entitled to vote, represented either in person or by proxy, will constitute a quorum at the Archipelago special meeting.

As of the record date, Archipelago directors and executive officers and their affiliates owned and were entitled to vote approximately [●]% of the outstanding shares of Archipelago common stock, subject to the voting limitations described below.

Certain Voting Commitments **(see page 44)**

Pursuant to three separate support and lock-up agreements, certain investment entities affiliated with

General Atlantic, Goldman Sachs Group and Gerald D. Putnam have agreed to vote their shares of Archipelago common stock in favor of the approval and adoption of the merger agreement, subject, if applicable, to certain limitations on voting in the Archipelago certificate of incorporation, as described under "The Special Meeting of Archipelago Stockholders—Voting Limitations." As of the record date for the Archipelago special meeting, these entities beneficially owned, in the aggregate, shares of Archipelago common stock representing the power to vote approximately [●]% of the outstanding shares of Archipelago common stock entitled to vote at the Archipelago special meeting.

Certain Voting Limitations

The Archipelago certificate of incorporation contains certain limitations on voting by Archipelago stockholders. For a discussion of these voting limitations, see "The Special Meeting of Archipelago Stockholders—Voting Limitations."

What You Will Receive in the Mergers

NYSE Members **(see page 107)**

In the mergers, each NYSE membership will entitle its holder to $300,000 in cash and [●] shares of NYSE Group common stock. We refer to this mix of consideration as the "standard NYSE consideration."

In lieu of the standard NYSE consideration, NYSE members will be provided the opportunity to make a cash election to receive [●] in cash or to make a stock election to receive [●] shares of NYSE Group common stock. The cash election and the stock election, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard NYSE consideration.

As a result, if the cash election or the stock election is oversubscribed, NYSE members making the oversubscribed election will receive both cash and shares of NYSE Group common stock, in

proportion to the relative amounts available of each. As the cash election or stock election becomes more oversubscribed, NYSE members making the oversubscribed election will receive consideration that will more closely resemble the standard NYSE consideration. NYSE members who make no election will receive the standard NYSE consideration. For a more detailed description of the potential adjustments to the consideration that NYSE members will receive if they make the cash election or the stock election, see "The Merger Agreement—Merger Consideration Received by NYSE Members."

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers. Assuming that the price of a share of NYSE Group common stock upon completion of the mergers is $[●], the shares of NYSE Group common stock reserved for issuance to current NYSE employees would represent approximately [●]% of the issued and outstanding NYSE Group common stock upon completion of the mergers. The shares of NYSE Group common stock issued to NYSE employees pursuant to this provision will be subject to vesting and delivery schedules, and no shares will be delivered to employees under this plan prior to the third anniversary of the completion of the mergers.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General."

The shares of NYSE Group common stock that the NYSE members will receive in the mergers will be subject to transfer restrictions. These transfer restrictions will expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes the transfer restrictions, in whole or in part, earlier.

In addition, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Mr. Putnam entered into support and lock-up agreements, pursuant to which they agreed that the NYSE Group common stock that they receive in the mergers in respect of their Archipelago common stock will be subject to transfer restrictions. See "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock." If these transfer restrictions are removed from any shares of NYSE Group common stock held by these entities, the transfer restrictions will also be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members, and *vice versa*. For a description of these transfer restrictions, see "Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock."

Archipelago Stockholders and Holders of Archipelago Stock Options and Restricted Stock Units (see page 112)

In the mergers, each share of Archipelago common stock will entitle its holder to one share of NYSE Group common stock. In addition, holders of outstanding Archipelago stock options to acquire shares of Archipelago common stock will receive options to acquire an equal number of shares of NYSE Group common stock, and holders of outstanding restricted stock units of Archipelago common stock will receive an equal number of restricted stock units of NYSE Group common stock.

The aggregate number of shares of NYSE Group common stock issued in the mergers to the Archipelago stockholders (including shares underlying Archipelago stock options and restricted stock units held by Archipelago employees and others) will equal 30% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General."

Permitted Dividends (see page 122)

In addition to the cash payable to NYSE members in the mergers for each NYSE membership, the merger agreement permits the NYSE or Archipelago to pay cash distributions or dividends to its members or stockholders, as applicable, to the extent the net cash of either party exceeds certain thresholds, so that the relative net cash that the NYSE

and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio. We refer to this cash distribution or dividend as a "permitted dividend." If a permitted dividend is paid, it will be paid either by the NYSE to its members or by Archipelago to its stockholders, not by both.

Unanimous Board Recommendations (see pages 58 and 63)

NYSE Members. Based on the NYSE's reasons for the mergers described in this document (see "The Mergers—The NYSE's Reasons for the Mergers; Recommendation of the Mergers By the NYSE Board of Directors"), the NYSE board of directors unanimously recommends that the NYSE members vote FOR the approval and adoption of the merger agreement. In addition, the NYSE board of directors unanimously recommends that the NYSE members vote FOR any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement.

Archipelago Stockholders. Based on Archipelago's reasons for the mergers described in this document (see "The Mergers—Archipelago's Reasons for the Mergers; Recommendation of the Mergers By the Archipelago Board of Directors"), the Archipelago board of directors unanimously recommends that the Archipelago stockholders vote FOR the approval and adoption of the merger agreement.

Interests of Our Directors and Executive Officers in the Mergers (see page 88)

You should be aware that some of the directors and executive officers of the NYSE and Archipelago may have interests in the mergers that are different from, in addition to, or in conflict with, the interests of the NYSE members and the Archipelago stockholders. These interests may include, but are not limited to, the continued employment of certain executive officers of the NYSE and Archipelago by NYSE Group, the continued positions of certain directors of the NYSE and Archipelago as directors of NYSE Group, and the indemnification of former NYSE and Archipelago directors and officers by NYSE Group. With respect to Archipelago directors

and executive officers, these interests also include the treatment in the mergers of employment agreements, change-of-control severance agreements, restricted stock units, stock options and other rights held by these directors and executive officers.

Opinions of Financial Advisors (see page 69)

In connection with the proposed mergers, the NYSE's financial advisor, Lazard Frères & Co., LLC, delivered an opinion regarding the fairness of the consideration to be received in the mergers by the NYSE members. Lazard delivered an opinion that, as of April 20, 2005, and subject to the assumptions and qualifications stated in the opinion, the consideration to be received in the mergers by the NYSE members under the merger agreement was fair to the NYSE members from a financial point of view.

Archipelago's financial advisor, Greenhill & Co., LLC, delivered an opinion regarding the fairness of the consideration to be received in the mergers by the Archipelago stockholders. Greenhill delivered an opinion that, as of April 20, 2005, and subject to the assumptions and qualifications stated in the opinion, the consideration to be received in the mergers by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) under the merger agreement was fair to such Archipelago stockholders from a financial point of view.

The full text of each of these fairness opinions are attached as Annex E and Annex F, respectively, to this document. You are urged to read each of the opinions carefully and in their entirety for a description of the procedures followed, matters considered and limitations on the review undertaken.

Structure of the Mergers (see page 105)

The NYSE Mergers. The merger agreement provides that the NYSE will become a wholly owned subsidiary of NYSE Group through the following two mergers (which we refer to as the "NYSE mergers"):

- First, the NYSE will merge with and into NYSE Merger Corporation Sub, a wholly owned subsidiary of the NYSE, with NYSE Merger Corporation Sub surviving the merger (we refer to this merger as the "NYSE corporation merger"); and

- Then, NYSE Merger Corporation Sub will merge with and into NYSE Merger Sub LLC, a limited liability company and wholly owned subsidiary of NYSE Group, with NYSE Merger Sub LLC (to be renamed New York Stock Exchange LLC) surviving the merger (we refer to this merger as the "NYSE LLC merger").

In the NYSE corporation merger, each NYSE membership will be converted into the type and amount of consideration described under "—What You Will Receive in the Mergers" above, except that, instead of shares of NYSE Group common stock, NYSE members will receive shares of NYSE Merger Corporation Sub common stock. In the NYSE LLC merger, each share of NYSE Merger Corporation Sub common stock then automatically will be converted into one share of NYSE Group common stock.

The Archipelago Merger. The merger agreement provides that Archipelago will become a wholly owned subsidiary of NYSE Group by merging with Archipelago Merger Sub, a wholly owned subsidiary of NYSE Group, with Archipelago surviving the merger. We refer to this merger as the "Archipelago merger." In the Archipelago merger, each share of Archipelago common stock will be converted into one share of NYSE Group common stock.

The result of the NYSE mergers and the Archipelago merger is that both the surviving entities of the NYSE mergers and the Archipelago merger will become wholly owned subsidiaries of NYSE Group, which will be a publicly traded corporation.

Merger Diagram. The following diagram illustrates the structure of the mergers:

The Mergers



After the Mergers



For a more detailed chart of the expected structure of NYSE Group and its subsidiaries after the merger, see "The Merger Agreement—Post-Merger Diagram."

Additional Restructuring of the NYSE (see page 105)

In connection with the mergers, it is intended that the current businesses and assets of the NYSE will be reorganized so that, immediately after the mergers, these businesses and assets will be held in three separate entities:

- *New York Stock Exchange LLC.* New York Stock Exchange LLC will be the entity that is registered as a national securities exchange. New York Stock Exchange LLC is not expected to hold any assets other than all of the equity interests of NYSE Market, Inc. and NYSE Regulation, Inc.

- *NYSE Market, Inc.* NYSE Market will be a wholly owned subsidiary of New York Stock Exchange LLC. NYSE Market will hold all of the NYSE's current assets and liabilities other than the NYSE's registration as a national securities exchange and other than the assets and liabilities relating to the regulatory functions currently conducted by the NYSE. NYSE Market will be the entity holding the assets and liabilities relating to the current securities exchange business of the NYSE.

- *NYSE Regulation, Inc.* NYSE Regulation will be a New York not-for-profit corporation. The sole equity member of NYSE Regulation will be the New York Stock Exchange LLC. NYSE Regulation will continue to perform the regulatory responsibilities currently conducted by the NYSE and will incorporate the regulatory responsibilities of the Pacific Exchange. For a more detailed description of the activities of NYSE Regulation, see "NYSE Regulation."

In addition, New York Stock Exchange LLC may, in its discretion, distribute its two-thirds interest in the Securities Industry Automation Corporation ("SIAC") to NYSE Group immediately after the mergers, so that this interest is directly held by NYSE Group rather than by New York Stock Exchange LLC.

The organization of NYSE Group after the mergers, assuming that it undertakes each of the above restructuring steps, is set forth under "The Merger Agreement—Structure of the Mergers—Post-Merger Diagram."

Material U.S. Federal Income Tax Consequences (see page 94)

Permitted Dividends. If a permitted dividend is paid by the NYSE, the NYSE intends to take the position that the permitted dividend will be treated as dividend income to the extent paid out of current or accumulated earnings and profits of the NYSE. Similarly, if a permitted dividend is instead paid by Archipelago, Archipelago intends to take the position that the dividend will be treated as dividend income to the extent paid out of current or accumulated earnings and profits of Archipelago.

It is possible that (1) a permitted dividend paid by the NYSE could instead be treated as consideration paid by NYSE Group in exchange for a portion of your shares in NYSE Corporation Merger Sub for U.S. federal income tax purposes or (2) a permitted dividend paid by Archipelago could instead be treated as consideration paid by NYSE Group in exchange for a portion of your shares in Archipelago for U.S. federal income tax purposes. For more information see "The Mergers—Material U.S. Federal Income Tax Consequences—Permitted Dividends."

The NYSE Mergers. The NYSE corporation merger and the NYSE LLC merger have been structured to qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. It is a condition to the closing of the NYSE mergers that the NYSE receive either a private letter ruling from the Internal Revenue Service or an opinion of counsel, dated as of the closing date of the NYSE mergers, in either case, to the effect that the NYSE corporation merger and the NYSE LLC merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Subject to the limitations and qualifications described under "The Mergers—Material U.S. Federal Income Tax Consequences," it is the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, that the NYSE mergers will qualify as

reorganizations within the meaning of Section 368(a) of the Internal Revenue Code. As a result:

- If you receive cash and NYSE Group common stock in exchange for your membership in the NYSE, you generally will be subject to U.S. federal income tax with respect to any cash received. The cash that you receive generally will be treated either as consideration received in respect of a partial sale or exchange of your NYSE membership or as a distribution in respect of your NYSE membership.

- If you receive solely cash in exchange for your NYSE membership, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and the tax basis in your NYSE membership.

- If you receive solely NYSE Group common stock in exchange for your NYSE membership, then you generally will not recognize any gain or loss, except with respect to cash you receive in lieu of fractional shares of NYSE Group common stock.

The Archipelago Merger. The Archipelago merger has been structured to qualify either as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or, when taken together with the NYSE mergers, as an exchange to which Section 351 of the Internal Revenue Code applies. It is a condition to the closing of the Archipelago merger that Archipelago receive a private letter ruling from the Internal Revenue Service or an opinion of counsel, dated as of the closing date of the Archipelago merger, in either case, to the effect that the Archipelago merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code.

Subject to the limitations and qualifications described under "The Mergers—Material U.S. Federal Income Tax Consequences," it is the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, that the Archipelago merger will either qualify as a reorganization within the meaning of

Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code. As a result, you generally will not recognize any gain or loss on the exchange of Archipelago common stock for NYSE Group common stock, except with respect to cash you receive in lieu of fractional shares of NYSE Group common stock.

You should read "The Mergers—Material U.S. Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax consequences of any permitted dividend, the NYSE mergers, and the Archipelago merger. We urge you to consult with your tax advisor for a full understanding of the tax consequences of any permitted dividend and the mergers to you.

Accounting Treatment (see page 228)

The mergers will be accounted for as an acquisition of Archipelago by the NYSE under the purchase method of accounting of U.S. generally accepted accounting principles.

Regulatory Approvals and Conditions to Completion of the Mergers (see page 99)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), we may not complete the mergers until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "DOJ") and specified waiting period requirements have been satisfied. Each of the NYSE and Archipelago submitted the applicable notifications under the HSR Act. On June 27, 2005, the DOJ issued a Request for Additional Information and Documentary Materials, thereby extending the waiting period until 30 days after the parties have substantially complied with that request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the DOJ. While we believe that we will receive the requisite regulatory approvals for the mergers, there can be no assurances regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals.

The mergers are also subject to the approval of the SEC. The SEC has the right to approve the rules of the national securities exchanges owned by NYSE Group, and may seek to approve certain aspects of the organizational documents of NYSE Group and its subsidiaries (including NYSE Market, NYSE Regulation and Archipelago) to the extent that they affect these national securities exchanges. We will file an application with the SEC seeking approval of certain elements of the proposed organization and operations described in this document. While we believe that we will receive the requisite regulatory approvals from the SEC, there can be no assurances regarding the timing of the approvals or our ability to obtain the approvals on satisfactory terms.

In addition, the mergers are subject to the receipt of NYSE member approval and Archipelago stockholder approval, as well as the satisfaction or waiver of other conditions, as described under "The Merger Agreement—Conditions to Completion of the Mergers." Subject to the satisfaction or waiver of these conditions, we expect to complete the mergers in [●].

Absence of Appraisal Rights (see page 102)

Under the New York Not-for-Profit Corporation Law, which governs the NYSE corporation merger, and under the Delaware General Corporation Law, which governs the NYSE LLC merger, as well as under the NYSE certificate of incorporation and constitution, NYSE members are not entitled to any appraisal rights in connection with the mergers. Under the Delaware General Corporation Law, which governs the Archipelago merger, as well as under the Archipelago certificate of incorporation and bylaws, Archipelago stockholders are not entitled to any appraisal rights in connection with the mergers.

Directors and Management of NYSE Group Following the Mergers (see page 129)

Following the mergers, the NYSE Group board of directors will consist of 14 directors, 11 of whom will be the directors of the NYSE immediately prior to the mergers and 3 of whom will be designated by Archipelago and agreed to by the NYSE. The initial term of the directors will end with the first annual stockholders meeting to be held by NYSE Group.

Thereafter, the directors will serve one-year terms. John A. Thain, the current chief executive officer and a director of the NYSE, will be the chief executive officer and a director of NYSE Group. All other members of the NYSE Group board of directors will be independent directors.

On or prior to the completion of the mergers, we will cause certain of the individuals indicated under "Directors and Management of NYSE Group Following the Mergers" to be elected or appointed as officers of NYSE Group as specified in that section.

Termination of the Merger Agreement; Fees Payable (see pages 118 and 119)

The NYSE and Archipelago may jointly agree to terminate the merger agreement at any time. Either the NYSE or Archipelago may also terminate the merger agreement in various circumstances, including failure to receive necessary member or stockholder approvals, as applicable, and upon the breach by the other party of certain of its obligations under the merger agreement.

In several circumstances involving a change in the recommendation of the NYSE board of directors or the Archipelago board of directors in favor of the approval and adoption of the merger agreement, or certain actions with respect to a third-party acquisition proposal, either the NYSE or Archipelago may become obligated to pay to the other up to $40 million in termination fees and expense reimbursement. See "The Merger Agreement— Termination."

No Solicitation (see page 116)

Subject to certain important exceptions, the merger agreement generally restricts the ability of the NYSE and Archipelago to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in either entity.

Support and Lock-Up Agreements (see page 126)

Concurrently with the signing of the merger agreement, the NYSE entered into three separate support and lock-up agreements with certain

investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam (the chairman and chief executive officer of Archipelago). Pursuant to these support and lock-up agreements, these entities agreed, among other things and subject to limited exceptions:

- to vote their shares of Archipelago common stock in favor of approving and adopting the merger agreement;

- to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to 15 months in the event that the merger agreement is terminated under circumstances in which either the NYSE or Archipelago has to pay the other party termination fees and expense reimbursement;

- not to transfer their shares of Archipelago common stock until the completion of the mergers or the termination of the merger agreement; and

- if the merger is completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the mergers.

Stock Exchange Listing and Stock Prices (see page 101)

NYSE Group common stock currently is not traded or quoted on a stock exchange or quotation system. However, NYSE Group intends to apply for the NYSE Group common stock to be listed on the NYSE under the symbol "NYX," subject to official notice of issuance in the mergers.

NYSE memberships are not traded or quoted on a stock exchange or quotation system. All transfers of NYSE memberships, including transfers through private sales, must be processed through the NYSE. As a result, the NYSE records the sale prices of NYSE memberships.

Shares of Archipelago common stock are listed on the Pacific Exchange for trading on ArcaEx, which is a facility of the Pacific Exchange, under the symbol "AX." Shares of Archipelago common stock will be delisted from the Pacific Exchange if the mergers are completed.

Certain Differences in the Rights Before and After the Mergers (see page 241)

Until the completion of the mergers, the NYSE certificate of incorporation and constitution and the Archipelago certificate of incorporation and bylaws will continue to govern the rights of the NYSE members and Archipelago stockholders, respectively. Upon completion of the mergers, the NYSE Group certificate of incorporation and bylaws will govern the rights of the NYSE Group stockholders. Please read carefully the form of NYSE Group certificate of incorporation and bylaws that will be in effect upon completion of the mergers, copies of which are attached as Exhibits 3.1 and 3.2, respectively, of the registration statement of which this document forms a part, as well as a summary of the material differences between the rights of the NYSE Group stockholders, NYSE members and Archipelago stockholders under "Comparison of Rights Prior to and After the Mergers."

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following financial information is to assist you in your analysis of the financial aspects of the mergers. The following tables present (1) selected historical financial data of the NYSE, (2) selected historical financial data of Archipelago, and (3) selected unaudited pro forma condensed consolidated financial data reflecting the mergers.

Selected Historical Financial Data of the NYSE

The following selected consolidated financial data of the NYSE has been derived from the historical consolidated financial statements and related notes for the years ended December 31, 2000 through December 31, 2004 and the unaudited condensed consolidated financial statements and related notes of the NYSE for the three months ended March 31, 2005 and March 31, 2004. The information presented here is only a summary, and it should be read together with the NYSE's historical financial statements set forth on pages F-1 to F-38 of this document. The information set forth below is not necessarily indicative of the NYSE's results of future operations and should be read in conjunction with "NYSE Management's Discussion and Analysis of Financial Condition and Results of Operations." The NYSE restated its historical financial statements and related notes to correct certain accounting policies in order to conform with U.S. generally accepted accounting principles and recent SEC Staff Accounting Bulletins, as well as to provide NYSE members with financial data based on consistent accounting policies between the NYSE and Archipelago and to expand the transparency of its financial reporting. Specifically, the NYSE restated its revenue recognition for listing fees, accounting for the costs of software developed for internal use and accounting for leases. While each of these restatements has an impact on the NYSE's financial statements, these restatements have had no cash impact. For a more detailed description of the nature and effect of the restatements, see "Selected Historical Financial Data of the NYSE—Restatement of Financial Statements."

	Three Months Ended March 31,		Year Ended December 31,				
	2005 Restated	**2004** Restated	**2004** Restated	**2003** Restated	**2002** Restated	**2001** Restated	**2000** Restated
	(dollars in millions)						
Revenues from:							
Operations(1)	$ 256.8	$ 263.4	$1,043.7	$1,059.9	$1,031.8	$1,037.2	$ 977.1
Investment and other income	31.7	7.5	41.2	40.4	47.6	76.9	68.8
	288.5	270.9	1,084.9	1,100.3	1,079.4	1,114.1	1,045.9
Expenses	244.6	246.9	1,037.9	993.3	1,021.8	1,048.5	905.3
Income before taxes	43.9	24.0	47.0	107.0	57.6	65.6	140.6
Provision for income taxes	18.8	10.3	15.8	45.2	18.7	22.7	51.6
Minority interest	(0.9)	0.5	1.0	1.3	2.3	3.3	4.9
Net income	$ 26.0	$ 13.2	$ 30.2	$ 60.5	$ 36.6	$ 39.6	$ 84.1
Total assets	$2,169.3	$2,100.3	$1,982.3	$2,009.2	$1,999.8	$1,973.6	$1,633.1
Current assets	1,415.4	1,366.0	1,244.6	1,267.6	1,204.2	1,208.5	1,131.3
Current liabilities	612.8	558.0	486.9	513.2	434.2	481.8	450.8
Working capital	802.6	808.0	757.7	754.4	770.0	726.7	680.5
Long-term obligations(2)	736.7	767.1	694.7	736.2	877.8	823.9	729.0
Equity of members	$ 793.1	$ 750.1	$ 767.0	$ 736.9	$ 676.4	$ 639.8	$ 602.9

(1) Revenues, less SEC Activity Remittance. The NYSE considers revenues, less SEC Activity Remittance, to be a useful measure of results of operations because the NYSE receives SEC Activity Assessment Fees from its member organizations clearing or settling trades, and then pays the full amount of these fees to the SEC. As a result, the size of SEC Activity Remittance does not have an impact on the NYSE's net income.

(2) Liabilities due after one year, including accrued employee benefits.

Selected Historical Financial Data of Archipelago

The following selected historical financial data of Archipelago has been derived from the historical consolidated financial statements and related notes of Archipelago for each of the years ended December 31, 2000 through December 31, 2004, and the unaudited consolidated financial statements and related notes of Archipelago for the three months ended on March 31, 2004 and March 31, 2005. The information presented here is only a summary, and is not necessarily indicative of Archipelago's future financial condition or results of operations. You should read it together with Archipelago's historical financial statements and related notes and "Management's Discussion and Analysis of Financial Information and Results of Operations" contained in Archipelago's annual and quarterly reports and other publicly available information incorporated by reference into this document. See "Where You Can Find More Information."

	Three Months Ended March 31,		Year Ended December 31,				
	2005	2004	2004(2)	2003	2002(1)	2001	2000
	(in millions, except per share data)						
Results of Operations:							
Revenues(3):							
Transaction fees	$118.7	$135.0	$484.3	$428.4	$355.6	$172.2	$ 80.6
Market data fees(4)	14.9	11.7	56.6	29.5	1.5	—	—
Listing fees	0.1	0.1	0.4	0.5	0.3	—	—
	133.7	146.8	541.3	458.4	357.4	172.2	80.6
Equity entitlements(5)	—	—	—	—	—	(17.0)	(20.5)
Total revenues	133.7	146.8	541.3	458.4	357.4	155.2	60.1
Cost of revenues(3):							
Liquidity payments(6)	51.9	53.2	200.7	152.8	45.8	—	—
Routing charges	18.8	26.5	90.4	115.1	151.5	63.9	21.8
Clearance, brokerage and other transaction expenses	7.7	12.7	39.1	65.7	90.3	29.1	20.6
Total cost of revenues	78.4	92.4	330.2	333.6	287.5	93.0	42.4
Gross margin	55.3	54.4	211.1	124.8	69.9	62.2	17.7
Indirect expenses(3):							
Employee compensation and benefits	12.5	10.3	42.8	40.0	24.3	21.7	13.2
Depreciation and amortization	5.4	10.7	26.7	30.5	17.7	10.1	2.5
Communications	5.5	4.5	19.6	20.7	23.7	26.8	11.1
Marketing and promotion	3.1	1.7	20.3	8.3	19.1	24.5	18.6
Legal and professional	3.1	2.3	11.5	8.6	7.5	6.5	8.5
Occupancy	1.4	1.0	4.6	4.2	2.7	2.0	1.1
General and administrative	3.2	2.0	12.6	11.8	9.2	8.0	2.9
Total indirect expenses	34.2	32.5	138.1	124.0	104.2	99.6	57.9
Operating income (loss)	21.1	21.9	73.0	0.8	(34.3)	(37.4)	(40.3)
Interest and other, net	0.8	0.1	2.9	1.0	1.4	3.3	8.5
Unrealized loss on investment owned	—	—	—	—	(2.7)	(3.9)	(7.4)
Income (loss) before income tax provision	21.9	22.0	75.9	1.8	(35.6)	(38.0)	(39.2)
Income tax provision(7)	8.8	—	7.0	—	—	—	—
Net income (loss)	13.1	22.0	68.9	1.8	(35.6)	(38.0)	(39.2)
Deemed dividend on convertible preferred shares(8)	—	—	(9.6)	—	—	—	—
Net income (loss) attributable to common stockholders	$ 13.1	$ 22.0	$ 59.3	$ 1.8	$(35.6)	$(38.0)	$(39.2)
Basic earnings (loss) per share (9)	$ 0.28	$ 0.61	$ 1.47	$ 0.05	$(1.14)	$(2.35)	$(2.57)
Diluted earnings (loss) per share(9)	$ 0.28	$ 0.55	$ 1.38	$ 0.05	$(1.14)	$(2.35)	$(2.57)
Basic weighted average shares outstanding(9)	47.1	36.2	40.3	36.2	31.2	16.2	15.3
Diluted weighted average shares outstanding(9)	47.8	40.2	42.9	37.0	31.2	16.2	15.3
Balance Sheet (As of the end of the period)							
Cash and cash equivalents(8)(10)(11)	$193.2	$122.3	$177.9	$111.8	$ 49.0	$ 54.8	$ 99.1
Receivables from brokers, dealers and customers(12)	28.2	44.1	31.4	38.7	25.7	20.8	10.1
Receivables from related parties	37.7	45.0	41.7	38.5	18.6	10.1	4.4
Total assets(10)	542.6	489.4	534.4	465.9	376.4	234.4	238.6
Total stockholders'/members' equity(11)	474.5	325.3	460.9	303.3	302.8	195.8	216.8

	Three Months Ended March 31,		Year Ended December 31,			
	2005	2004	2004	2003	2002(1)	2001
Statistical Data (unaudited)(13)						
Archipelago's total U.S. market volume (millions of shares)	35,830	37,750	140,306	116,800	81,587	29,966
Archipelago's share of total U.S. market volume(14)	13.63%	14.01%	14.17%	12.61%	8.86%	3.48%
Archipelago's total volume of Nasdaq-listed securities (millions of shares) ..	28,768	32,239	115,008	104,312	74,781	27,356
Archipelago's share of total volume of Nasdaq-listed securities(14)	23.53%	25.52%	25.25%	24.57%	17.24%	5.89%
% of handled shares matched internally	18.68%	19.16%	19.20%	16.78%	10.37%	2.42%
% of handled shares routed out	4.85%	6.36%	6.05%	7.79%	6.87%	3.47%
Archipelago's volume in NYSE-listed securities (millions of shares)	3,126	1,972	8,375	4,904	4,146	2,040
Archipelago's share of total volume of NYSE-listed securities(14)	2.50%	1.60%	1.82%	1.12%	0.94%	0.56%
Archipelago's volume in AMEX-listed securities (millions of shares)	3,936	3,539	16,924	7,585	2,659	570
Archipelago's share of total volume of AMEX-listed securities(14)	25.53%	17.64%	22.71%	12.18%	5.53%	1.80%
Archipelago's ETF volume (millions of shares)	4,943	3,046	15,637	6,349	2,543	535
% of customer order matched internally	88.4%	85.5%	86.6%	80.6%	65.9%	48.7%
% of customer order volume routed out	11.6%	14.5%	13.4%	19.4%	34.1%	51.3%

(1) On March 15, 2002, Archipelago completed a merger with REDIBook ECN L.L.C., a competing electronic communications network ("ECN"), as a result of which Archipelago significantly increased its trading volumes in Nasdaq-listed securities.

(2) On August 11, 2004, prior to the consummation of its initial public offering, Archipelago Holdings L.L.C. converted from a Delaware limited liability company to a Delaware corporation, Archipelago Holdings, Inc.

(3) Archipelago engages in a significant amount of business with related parties in the ordinary course of its business. For a discussion of Archipelago's related-party transactions, see Note 7 to Archipelago's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 incorporated by reference into this document.

(4) Following the launch of ArcaEx in March 2002, Archipelago began earning revenues from market data fees based on the level of trading activity on ArcaEx. As the operator of ArcaEx, Archipelago became eligible to participate through the Pacific Exchange in the sale of market data to centralized aggregators of this information.

(5) In January 2000, Archipelago implemented an equity entitlement program under which participating customers became eligible to earn "equity entitlements" based on the volume of order flow on Archipelago's trading platforms. Equity entitlements were converted into Class B shares of Archipelago Holdings L.L.C. without additional consideration. These shares were converted into shares of Archipelago common stock in the conversion of Archipelago Holdings L.L.C. into Archipelago Holdings, Inc.

(6) In April 2002, to enhance the liquidity of its system, Archipelago began to pay a small fee per share, referred to as "liquidity payments," to participants that post certain buy orders and sell orders on the Archipelago system when the quote is executed against by other participants purchasing and selling internally on the Archipelago system. Archipelago does not pay these fees for orders posted on NYSE-listed securities.

(7) As a limited liability company, all income taxes were paid by the members of Archipelago. As a corporation, Archipelago is responsible for the payment of all U.S. federal, state and local corporate income taxes.

(8) In August 2004, in connection with its initial public offering, Archipelago converted 16,793,637 Class A preferred shares of Archipelago (sold to GAP Archa Holdings, L.L.C., an affiliate of General Atlantic, on November 12, 2003 for total consideration of $50.0 million) into 4,449,268 shares of Archipelago common stock. Included in this conversion was the issuance of 717,349 shares of common stock attributable to a $9.6 million beneficial conversion feature included in the previously issued redeemable preferred interest.

(9) In August 2004, in connection with Archipelago's reorganization, the members of Archipelago Holdings L.L.C. received 0.222222 shares of Archipelago common stock for each membership held by the member in Archipelago Holdings L.L.C. The weighted average number of shares used in the basic and diluted earnings per share computations gives retroactive effect to this 4.5-for-1 reverse stock split.

(10) As approved by the board of managers of Archipelago Holdings L.L.C. on July 16, 2004, Archipelago Holdings L.L.C. made a cash distribution to its members immediately prior to the conversion transaction. The cash distribution provided funds to the members to permit them to pay taxes that the members owe for their share of Archipelago's profits in 2004 as a limited liability company through the date of the conversion transaction, calculated primarily based on the highest federal and state income tax rate applicable for tax withholding purposes to an individual. The cash distribution was approximately $24.6 million and resulted in a corresponding reduction to cash and cash equivalents. As used in this discussion, the term "members" refers to the owners of Archipelago Holdings L.L.C.

(11) In August 2004, Archipelago completed its initial public offering and sold 6,325,000 shares of Archipelago common stock at $11.50 per share. Archipelago received net proceeds of $67.6 million and incurred approximately $6.8 million in expenses in connection with its initial public offering.

(12) Receivables from brokers, dealers and customers and receivables from related parties include certain fees charged to customers and remitted to the Pacific Exchange, which, in turn, remits such fees to the SEC in connection with sales of securities transacted on the Archipelago system.

(13) Archipelago's share of trading is calculated based on the number of shares handled on the Archipelago system as a percentage of total volume as reported in the consolidated tape. For a discussion of the method by which Archipelago calculates its share, its trading volumes and selected operating measures, see "Part II—Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information" of Archipelago's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and "Part I—Item 2—Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information" of Archipelago's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, each of which are incorporated by reference into this document.

(14) For the percentage of handled shares matched internally and routed out, see "Part II—Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information" of Archipelago's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and "Part I—Item 2—Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Statistical Information" of Archipelago's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, each of which are incorporated by reference into this document.

Selected Unaudited Pro Forma Condensed Consolidated Financial Data of NYSE Group

The following table shows information about the pro forma financial condition and results of operations, including per share data, of NYSE Group after giving effect to the mergers.

The table sets forth selected unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2005 and the fiscal year ended December 31, 2004, as if the mergers had become effective on January 1, 2004, and selected unaudited pro forma condensed combined balance sheet data as of March 31, 2005, as if the mergers had become effective on that date. The information presented below should be read together with the publicly available historical consolidated financial statements of the NYSE and Archipelago, including the related notes, and together with the consolidated historical financial data for the NYSE and Archipelago and the other unaudited pro forma financial data, including the related notes, appearing elsewhere in, or incorporated by reference into, this document. See "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Data for NYSE Group." The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the mergers been completed on the dates indicated or that may be obtained in the future. See also "Risk Factors" and "Forward-Looking Statements."

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(in thousands, except per share data)	
Total revenues	$423,082	$1,628,437
Net income attributable to common stockholders	$ 37,896	$ 84,335

	As of March 31, 2005
	(in thousands)
Total assets	$3,136,722
Total liabilities	1,644,276
Total stockholders' equity	1,460,343

COMPARATIVE HISTORICAL AND PRO FORMA PER MEMBERSHIP AND PER SHARE DATA
(Unaudited)

Set forth below are historical and pro forma amounts, per NYSE membership and per share of Archipelago common stock, of income from continuing operations, cash dividends and book value. The exchange ratio for the pro forma computations is [●] shares of NYSE Group common stock for each NYSE membership and one share of NYSE Group common stock for each share of Archipelago common stock.

The following table also sets forth combined per share data on an unaudited pro forma condensed consolidated basis. The pro forma amounts were derived using the purchase method of accounting for business combinations as described under "Unaudited Pro Forma Condensed Combined Financial Data for NYSE Group."

You should read the information below together with the financial statements and related notes of the NYSE and Archipelago appearing elsewhere in, or incorporated by reference into, this document. See "Where You Can Find More Information" on page 257. The unaudited pro forma combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of NYSE Group. You should read the pro forma information below together with the unaudited pro forma condensed consolidated financial data included under "Unaudited Pro Forma Condensed Combined Financial Data for NYSE Group."

	Three months ended March 31, 2005	Year ended December 31, 2004
NYSE Historical Comparative Membership Data		
Basic earnings per NYSE membership from continuing operations (restated) . .	$ 19,035	$ 22,080
Book value per NYSE membership at end of period	$576,719	$561,836
Archipelago Historical Comparative Per Share Data		
Basic earnings per common share from continuing operations	$ 0.28	$ 1.47
Diluted earnings per common share from continuing operations	$ 0.28	$ 1.38
Cash dividends per common share	$ 0	$ 0
Book value per common share at end of period	$ 10.07	$ 9.78
Unaudited Pro Forma Condensed Consolidated Comparative Per Share Data		
Basic earnings per common share from continuing operations	$ 0.24	$ 0.63
Diluted earnings per common share from continuing operations	$ 0.24	$ 0.59
Cash dividends per common share	$ 0	$ 0
Book value per common share at end of period	$ 9.29	
Unaudited Pro Forma Equivalent Per Share Data for Archipelago		
Basic earnings per common share from continuing operations	$ 0.24	$ 0.63
Diluted earnings per common share from continuing operations	$ 0.24	$ 0.59
Cash dividends per common share	$ 0	$ 0
Book value per common share as of end of period	$ 9.29	

COMPARATIVE VALUE OF MEMBERSHIPS AND SECURITIES

The following table sets forth the last price at which a NYSE membership was sold, and the closing market price per share of Archipelago common stock, as of April 19, 2005 (the last business day prior to the date of public announcement of the mergers) and [●] (the latest practicable trading date prior to the date of this document). The table also presents the implied equivalent value of each NYSE membership based on the standard NYSE consideration of $300,000 and [●] shares of NYSE Group common stock for each NYSE membership.

For purposes of calculating the implied value of a NYSE membership, each share of NYSE Group common stock was assumed to have a value equal to the volume weighted average price per share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the relevant date of measurement.

You are urged to obtain current bid and offer prices for NYSE memberships and market quotations for shares of Archipelago common stock before making your decision with respect to the approval and adoption of the merger agreement. Archipelago's common stock is listed on the Pacific Exchange and is traded on ArcaEx under the symbol "AX."

The price at which a NYSE membership could be sold or the market price of Archipelago common stock could change significantly and may not be indicative of the value of shares of NYSE Group common stock once they start trading. Because the exchange ratios will not be adjusted for changes in the prices at which NYSE memberships are purchased and sold, or for changes in the market price of Archipelago common stock, the value of the shares of NYSE Group common stock that you will receive at the time of completion of the mergers may vary significantly from the market value of the shares of NYSE Group common stock that you would have received if the merger were consummated on the date of the merger agreement or on the date of this document.

	Archipelago Common Stock	NYSE Membership (1)	Implied Equivalent Value of NYSE Membership (2)
April 19, 2005	$16.90	$1,620,000 (3)	$[●]
[●], 2005	$ [●]	$ [●]	$[●]

(1) Represents sale price for a NYSE membership that includes an options trading right. For a discussion of NYSE memberships without an options trading right, see "The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members."

(2) The implied equivalent value of each NYSE membership equals the sum of (a) $300,000 and (b) the implied cash value of [●] shares of NYSE Group common stock. The implied cash value of each share of NYSE Group common stock was calculated using the volume weighted average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the relevant date of measurement.

(3) Represents sale price for a NYSE membership on April 15, 2005, the date of the last sale of a NYSE membership prior to April 20, 2005.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under "Forward-Looking Statements," you should carefully consider the following risk factors in deciding whether to vote for the approval and adoption of the merger agreement.

Risks Relating to the Mergers

Because the merger consideration exchange ratios are fixed, if you are a NYSE member, the market value of NYSE Group common stock and cash issued to you may be less than the value of your NYSE membership, and, if you are an Archipelago stockholder, the market value of the NYSE Group common stock issued to you may be less than the value of your Archipelago common stock.

NYSE members and Archipelago stockholders that receive shares in the mergers will receive a fixed number of shares of NYSE Group common stock rather than a number of shares with a particular fixed market value. The market values of NYSE memberships and Archipelago common stock at the time of the mergers may vary significantly from their prices on the date the merger agreement was executed, the date of this document or the date on which NYSE members and Archipelago stockholders vote on the mergers. Because the respective merger consideration exchange ratio will not be adjusted to reflect any changes in the market price of NYSE memberships or Archipelago common stock, the market value of the NYSE Group common stock issued in the mergers and the NYSE memberships and Archipelago common stock surrendered in the mergers may be higher or lower than the values of these memberships or shares on earlier dates.

Changes in membership and stock price may result from a variety of factors that are beyond the control of the NYSE and Archipelago, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the mergers and of the likelihood that the mergers will be completed, and general and industry specific market and economic conditions may also have an effect on prices. Neither the NYSE nor Archipelago is permitted to terminate the merger agreement solely because of changes in the market price of either party's respective memberships or common stock.

In addition, the mergers may not be completed until a significant period of time has passed after the special meetings. As a result, the market values of the NYSE memberships and/or Archipelago common stock may vary significantly from the date of the special meetings to the date of the completion of the mergers. You are urged to obtain up-to-date prices for NYSE memberships and Archipelago common stock. See "The Mergers—Stock Exchange Listing and Stock Prices" for ranges of historic prices of NYSE memberships and shares of Archipelago common stock.

The ability of NYSE members to increase either the amount of cash or the number of shares of NYSE Group common stock that they receive pursuant to the cash election or stock election, respectively, will be subject to proration in the event of an oversubscription of the cash election or the stock election.

The cash election and stock election available to NYSE members in the mergers is subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, will equal the total amount of cash and number of shares that would be paid and issued if all of the NYSE members received the standard NYSE consideration of $300,000 in cash and [●] shares of NYSE Group common stock per NYSE membership. As a result, the consideration that any particular NYSE member receives if he or she makes the cash election or the stock election will not be known at the time that he or she makes the election because the consideration will depend on the total number of NYSE members who make the cash election and the total number of NYSE members who make the stock election. If the cash election is oversubscribed, then NYSE members who have made the cash election will receive some shares of NYSE Group common stock in lieu of the full amount of cash sought for their NYSE memberships. Likewise, if the stock election is oversubscribed, then NYSE members who have made the stock

election will receive some cash in lieu of the full number of shares of NYSE Group common stock sought for their NYSE memberships. Accordingly, if NYSE members make the cash election or the stock election with respect to their NYSE membership, they may not receive exactly the amount and type of consideration that they elected to receive in the mergers, which could result in, among other things, tax consequences that differ from those that would have resulted if they had received the form of consideration that they had elected (including the potential recognition of gain for federal income tax purposes if they receive cash).

Because there is no way to predict the value of shares of NYSE Group common stock after the mergers, the value of the consideration that NYSE members will receive in the mergers may vary depending on the type of election that they make. NYSE members who make the cash election or stock election will receive, subject to proration, a different amount of cash and number of shares of NYSE Group common stock than the standard NYSE consideration, based on an implied cash value per share of NYSE Group common stock equal to the volume weighted average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of the mergers. This implied cash value, however, may be different from the actual value of a share of NYSE Group common stock upon completion of the mergers. As a result, the value of the consideration received by NYSE members who make any particular election may vary from the value of the consideration received by NYSE members who make a different election or no election.

For a discussion of the election mechanism and possible adjustments to the consideration paid to those who make the cash election or stock election, see "The Merger Agreement—Merger Consideration Received by NYSE Members." For a discussion of the material federal income tax consequences of the mergers, see "The Mergers—Material U.S. Federal Income Tax Consequences."

We may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the mergers, which could adversely affect the value of NYSE Group common stock.

The NYSE and Archipelago currently operate as separate companies. The success of the mergers will depend, in part, on our ability to realize the anticipated synergies and growth opportunities from combining the businesses, as well as the projected stand-alone cost savings and revenue growth trends identified by each company. On a stand-alone basis, the NYSE anticipates that the introduction of new financial and control systems, cost efficiency goals, and new pricing within its revenue model will generate material operating leverage. While there are no assurances that the NYSE would reach those stand-alone projections, we believe that the merger with Archipelago, combined with a for-profit structure, provides incremental incentives for the organization to reach its stand-alone objectives. Archipelago, with the anticipated integration of PCX Holdings, also has independent objectives. In addition, on a combined basis, NYSE Group expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration and more automation. With the combination of stand-alone cost savings and synergies from the mergers, our managements expect that NYSE Group will achieve cost savings of approximately $100,000,000 in 2005 and 2006, combined, and an additional $100,000,000 in 2007, as compared to the 2005 budgets for the NYSE and Archipelago on a stand-alone basis. Management also intends to focus on revenue synergies for the combined entity. However, we must successfully combine the businesses of the NYSE and Archipelago in a manner that permits these cost savings and synergies to be realized. In addition, we must achieve the anticipated savings without adversely affecting current revenues and our investments in future growth. If we are not able to successfully achieve these objectives, the anticipated cost savings, revenue growth and synergies may not be realized fully or at all, or may take longer to realize than expected.

The failure to integrate successfully the businesses and operations of the NYSE and Archipelago in the expected time frame may adversely affect NYSE Group's future results.

Historically, the NYSE and Archipelago have operated as independent companies, and they will continue to do so until the completion of the mergers. The management of NYSE Group may face significant challenges in consolidating the functions (including regulatory functions) of the NYSE and Archipelago, integrating their

technologies, organizations, procedures, policies and operations, as well as addressing differences in the business cultures of the two companies and retaining key NYSE and Archipelago personnel. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the mergers may also disrupt each company's ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with market participants, employees, regulators and others with whom we have business or other dealings or to achieve the anticipated benefits of the mergers. In addition, difficulties in integrating the businesses or regulatory functions of the NYSE and Archipelago could harm the reputation of NYSE Group.

The combined company will incur significant transaction and merger-related costs in connection with the mergers.

The NYSE and Archipelago expect to incur a number of non-recurring costs associated with combining the operations of the two companies. The NYSE and Archipelago will also incur legal, accounting and other transaction fees and other costs related to the merger, anticipated to be between $[●] million and $[●] million. Some of these costs are payable regardless of whether the mergers are completed. Moreover, under specified circumstances, the NYSE or Archipelago may be required to pay termination fees and reimburse certain expenses in connection with the termination of the proposed mergers. See "The Merger Agreement—Termination— Termination Fees and Expense Reimbursement." Additional unanticipated costs may be incurred in the integration of the businesses of the NYSE and Archipelago.

Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset these transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Certain directors and executive officers of the NYSE and Archipelago may have interests in the mergers that are different from, or in addition to or in conflict with, yours.

Executive officers of the NYSE and Archipelago negotiated the terms of the merger agreement and the boards of directors of the NYSE and Archipelago approved the merger agreement and unanimously recommend that you vote in favor of the approval and adoption of the merger agreement. These directors and executive officers may have interests in the mergers that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of the NYSE and Archipelago by NYSE Group, the continued positions of certain directors of the NYSE and Archipelago as directors of NYSE Group, and the indemnification of former NYSE and Archipelago directors and officers by NYSE Group. With respect to Archipelago directors and executive officers, these interests also include the treatment in the mergers of employment agreements, change-of-control severance agreements, restricted stock units, options and other rights held by these directors and executive officers. You should be aware of these interests when you consider your board of directors' recommendation that you vote in favor of the mergers. For a discussion of the interests of directors and executive officers in the mergers, see "The Mergers—Interests of Officers and Directors in the Mergers."

We expect that, following the mergers, NYSE Group will have significantly less cash on hand than the sum of cash on hand of the NYSE and Archipelago prior to the mergers. This reduced amount of cash could adversely affect NYSE Group's ability to grow and perform.

Following an assumed completion of the mergers in [●], after payment of the merger consideration, the expenses of consummating the merger, any permitted cash dividends prior to the mergers (see "The Merger Agreement—Dividends; Withholding"), and all other pro forma adjustments relating to the mergers, NYSE Group is expected to have approximately $938.4 million in cash, cash equivalents, investment and other securities. Although the managements of the NYSE and Archipelago believe that this amount will be sufficient to meet NYSE Group's business objectives, this amount is significantly less than the approximately $1,348.2

million of combined cash, cash equivalents, investment and other securities of the two companies today, and could constrain NYSE Group's ability to make necessary capital expenditures and other investments necessary to operate and grow its business. NYSE Group's financial position following the mergers could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal. In the event that NYSE Group does not have adequate capital to maintain or develop its business, additional capital may not be available to NYSE Group on a timely basis, on favorable terms, or at all.

There will be material differences between the current rights of NYSE members and Archipelago stockholders and the rights they can expect to have as NYSE Group stockholders.

NYSE members and Archipelago stockholders that receive NYSE Group common stock in the mergers will become NYSE Group stockholders, and their rights as stockholders will be governed by the NYSE Group certificate of incorporation and bylaws. In addition, whereas the NYSE is currently a New York Type A not-for-profit corporation, governed by the New York Not-For-Profit Corporation Law, NYSE Group will be a for-profit corporation, governed by the Delaware General Corporation Law. As a result, there will be material differences between the current rights of NYSE members and Archipelago stockholders and the rights they can expect to have as NYSE Group stockholders. For example, a NYSE membership entitles its holder to trade on the NYSE. After the mergers, NYSE Group common stock will not entitle its holder the right to trade on any facility of NYSE Group or its subsidiaries, and instead, trading licenses will be sold separately from time to time. For a discussion of other material differences, see "Comparison of Rights Prior to and After the Mergers."

The NYSE and Archipelago are parties to pending lawsuits in connection with the mergers.

The NYSE and Archipelago are parties to several lawsuits filed by third parties alleging, among other things, breach of fiduciary duty by the NYSE's directors, and seeking monetary damages or injunctive relief to prevent the mergers, or both, in connection with the mergers (see "The Mergers—Legal Proceedings Relating to the Mergers"). Although each of the NYSE and Archipelago believes that the claims asserted in the lawsuits are without merit, we can provide no assurance as to the outcome of these claims. An adverse judgment for monetary damages could have a material adverse effect on the operations of NYSE Group after the mergers. A preliminary injunction could delay or jeopardize the completion of the mergers, and an adverse judgment granting injunctive relief could permanently enjoin the completion of the mergers.

The SEC may require us to change the structure of NYSE Group, or the provisions of the NYSE Group certificate of incorporation and bylaws.

NYSE Group's proposed organizational structure after the mergers, as well as its certificate of incorporation and bylaws after the mergers, are subject to review by the SEC. The SEC may require changes to the structure, certificate of incorporation or bylaws of NYSE Group and its subsidiaries (including NYSE Market and NYSE Regulation and Archipelago), as a precondition to its approval of the rules of the national securities exchanges owned by NYSE Group. We cannot predict what, if any, changes may be required, which may include changes that limit or otherwise adversely affect your ability to transfer, hold or vote shares of NYSE Group common stock after the mergers. Certain changes may require us to obtain the approval of the NYSE members and the Archipelago stockholders and, therefore, to re-solicit proxies. We may incur significant additional expenses and costs if we are required to re-solicit proxies.

Certain shares of NYSE Group common stock are subject to restrictions on transfer, which may prevent their holders from realizing gains during certain time periods.

Under the NYSE Group certificate of incorporation that will be in effect after the mergers, shares of NYSE Group common stock received by NYSE members in the mergers may not be sold or transferred for a period of time, except in the limited circumstances described under "Description of NYSE Group Capital Stock—Transfer

Restrictions on Certain Shares of NYSE Group Common Stock." Subject to these limited exceptions, the transfer restrictions will expire in equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes these transfer restrictions, in whole or in part, prior to these dates, or unless the transfer restrictions are removed from shares of NYSE Group common stock issued to certain investment entities affiliated with General Atlantic, Goldman Sachs Group, and Gerald D. Putnam. For a description of these transfer restrictions, and the circumstances in which they may be removed, see "Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock."

During the duration of these transfer restrictions on their shares of NYSE Group common stock, NYSE members will be precluded from realizing any gains from the increase in the market price of these shares of NYSE Group common stock.

Both NYSE members and Archipelago stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

After the completion of the mergers, the NYSE members and Archipelago stockholders will own a smaller percentage of NYSE Group than they currently own of the NYSE and Archipelago, respectively. Upon completion of the mergers, former NYSE members and employees will own 70%, and former Archipelago stockholders (including employees and other holders of Archipelago stock options and restricted stock units) will own 30%, of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General." Consequently, NYSE members, as a group, and Archipelago stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in the NYSE and Archipelago, respectively. In particular, Archipelago stockholders, as a group, will have less than a majority of the ownership and voting power of NYSE Group and, therefore, will be able to exercise less influence over the management and policies of the NYSE Group than they currently exercise over the management and policies of Archipelago.

Obtaining required approvals may delay or prevent completion of the mergers or reduce the anticipated benefits of the mergers.

Completion of the mergers is conditioned upon, among other things, the receipt of material governmental authorizations, consents, orders and approvals, including the approval of the SEC and the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The NYSE and Archipelago intend to pursue all required approvals in accordance with their obligations under the merger agreement. In connection with granting these approvals, the respective governmental or other authorities may impose conditions on, or require divestitures or other changes relating to, the divisions, operations or assets of the NYSE or Archipelago. Such conditions, divestitures or other changes may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. See "The Merger Agreement—Conditions to Completion of the Mergers" for a discussion of the conditions to the completion of the merger and "The Mergers—Regulatory Approvals" for a description of the regulatory approvals necessary in connection with the mergers.

Risks Relating to NYSE Group's Business

NYSE Group will face numerous competitors in the securities market industry, including both U.S.-based and non-U.S.-based competitors.

The securities market industry is very competitive, and we expect competition to continue to intensify in the future. NYSE Group's prospective competitors, both domestically and around the world, are numerous and include both traditional and nontraditional execution venues.

NYSE Group will compete with U.S.-based and non-U.S.-based markets, electronic communication networks and other alternative trading systems, market-makers and other execution venues. NYSE Group may also face competition from new entrants into the markets in which it competes. The emergence of new competitors may increase price competition and reduce margins for all existing securities markets, including NYSE Group. NYSE Group will also face competition for liquidity and trading securities from broker-dealers that internalize order flow. Internalization of order flow occurs when a broker-dealer trades against its own customers' orders, thus decreasing trading volume on public securities markets.

NYSE Group will compete with other market participants in a variety of ways, including the cost, quality and speed of trade execution, the functionality, ease of use and performance of trading systems, the range of products and services, technological innovation and reputation. NYSE Group's competitors may:

- respond more quickly to competitive pressures because they are not subject to the same degree of regulatory oversight as NYSE Group;

- develop products that are preferred by NYSE Group's customers;

- price their products and services more competitively;

- develop and expand their network infrastructure and service offerings more efficiently;

- utilize faster, more user-friendly technology;

- consolidate and form alliances, which may create greater liquidity, lower costs and better pricing than NYSE Group is able to offer;

- more effectively market, promote and sell their products and services; and

- better leverage existing relationships with customers and alliance partners or better exploit brand names to market and sell their services.

If NYSE Group is unable to compete successfully with these numerous competitors, its business, financial condition and operating results will be adversely affected. For a discussion of the competitive environment in which NYSE Group operates, see "Information About NYSE Group—Competition."

Globalization, growth, consolidations and other strategic arrangements may impair NYSE Group's competitive position.

The liberalization and globalization of world markets has resulted in greater mobility of capital, greater international participation in local markets and more competition between markets in different geographical areas. As a result, the competition among U.S.-based and non-U.S.-based markets and other execution venues has become more intense.

In addition, in the last several years, the structure of the securities trading industry has changed significantly through demutualizations and consolidations. In response to growing competition, many marketplaces in both Europe and the United States (such as the London Stock Exchange plc and Nasdaq Stock Market, Inc. ("Nasdaq")) have demutualized to provide greater flexibility for future growth. The securities industry is also experiencing consolidation, creating a more intense competitive environment. In particular, Nasdaq has recently announced a proposed transaction that would result in Nasdaq owning Inet ATS, Inc. ("INET"). At present, Nasdaq, ArcaEx and INET account for a substantial proportion of the trading volume in Nasdaq-listed securities. Accordingly, this transaction is expected to increase the competition between ArcaEx and Nasdaq and INET for Nasdaq-listed securities. The Philadelphia Stock Exchange has also recently entered into investment agreements with other participants in the securities industry, with the aim of enabling it to better compete with other exchanges. In addition, there have been a number of recent attempts on the part of more than one European exchange to acquire the London Stock Exchange. This increasing consolidation also eliminates potential acquisition targets and strategic partners for NYSE Group.

Because of these market trends, NYSE Group will face intense competition after the mergers. If NYSE Group is unable to compete successfully in this new environment, its business, financial condition and operating results will be adversely affected.

NYSE Group must keep up with emerging technological changes in order to compete effectively in a rapidly evolving and highly competitive industry.

NYSE Group will operate in a business environment that has undergone, and continues to experience, significant and rapid technological change. In recent years, electronic trading has grown in significance, and customer demand for increased choice of execution methods has increased. To remain competitive, NYSE Group must continue to enhance and improve the responsiveness, functionality, accessibility and features of its proprietary trading platforms, software, systems and technologies. Its success will depend, in part, on its ability to:

• develop and license leading technologies useful in its businesses;

• enhance its existing trading platforms and services;

• respond to customer demands, technological advances and emerging industry standards and practices on a cost-effective and timely basis; and

• continue to attract and retain highly skilled technology staff to maintain and develop its existing technology and to adapt to and manage emerging technologies.

The development and expansion of proprietary electronic trading technology entails significant technical, financial and business risks. Any failure or delay in exploiting technology, or a failure to exploit technology as effectively as a competitor of NYSE Group, could have a material adverse effect on the business, financial condition and operating results of NYSE Group. In addition, the increased use of electronic trading on the NYSE may make it more difficult for NYSE Group to differentiate its products from those of its competitors, possibly reducing one of the competitive strengths of the NYSE Market. This may have an adverse impact on NYSE Group's business, and, in particular, may reduce the incentive for companies to pay to list on the NYSE. In addition, the commoditization of trade execution may result in a reduction in the number of people using NYSE Market's trading floor. This may result in a decrease in the revenues raised through use of the trading floor.

The NYSE uses leading technologies and currently devotes substantial resources to its services. The adoption of new technologies or market practices may require NYSE Group to devote further resources to modify and adapt its services. In such cases, NYSE Group cannot assure you that it would succeed in making these improvements to its technology infrastructure in a timely manner or at all. If NYSE Group is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards, it may be unable to compete effectively, which would have a material adverse effect on its business, financial condition and results of operations. Moreover, NYSE Group may incur substantial development, sales and marketing expenses and expend significant management effort to add new products or services to its trading platform. Even after incurring these costs, NYSE Group ultimately may not realize any, or may realize only small amounts of, revenues for these products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce NYSE Group's working capital and income.

NYSE Group's business may be adversely affected by price competition.

The securities trading and listing industries are characterized by intense price competition. The pricing model for trade execution for equity securities has changed in response to competitive market conditions. Some of NYSE Group's prospective competitors have recently lowered their transaction costs and accordingly reduced the prices that they charge. In addition, NYSE Group may face price competition in the fees that it charges to its

customers to list securities on its securities exchanges. It is likely that NYSE Group will continue to experience significant pricing pressures and that some of its competitors will seek to increase their share of trading or listings by further reducing their transaction fees or listing fees, by offering higher liquidity payments or by offering other forms of financial or other incentives. In the event that NYSE Group's competitors engage in any of these activities, NYSE Group's operating results and future profitability could be adversely affected. For example, NYSE Group could lose a substantial percentage of its share of trading or listings if it is unable to price its transactions in a competitive manner, or its profit margins could decline if it reduces its pricing in response. In addition, one or more competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time to capture a greater share of trading or listing. Some potential competitors, especially those outside of the United States, have high profit margins in other business areas, which may assist them in executing these strategies. This environment could lead to loss of order flow and decreased revenues, and could adversely affect NYSE Group's operating results.

In addition, the NYSE is currently undertaking a fundamental review of its pricing structures for its listing, trading and regulatory fees. There is risk inherent in the introduction of new pricing structures, and the implementation of a new price structure may have material adverse effects on the business, financial condition and operating results of NYSE Group.

Regulation NMS, and changes in Regulation NMS, may adversely affect NYSE Group's businesses.

On April 6, 2005, the SEC adopted Regulation NMS, which is a set of regulations that will govern certain aspects of trading on securities market centers. Its provisions are scheduled to become effective at various points throughout 2005 and 2006. One of the principal features of Regulation NMS is the modernization of the "trade through" rule. Among other things, this rule requires market centers to establish and maintain procedures to prevent "trade throughs," which is the execution of an order at a price inferior to the best bid or offer displayed by another market center at the time of execution. Regulation NMS will protect and apply only to quotes available for immediate execution. The "trade through" rule implemented by Regulation NMS could increase competition between markets.

Regulation NMS, as currently formulated, will also impose a cap of $0.003 per share on the transaction fees charged by market centers to members (or customers) and non-members based on executions against the best bid or best offer displayed through the consolidated quote system. This system continuously provides the best bid quote and best offer quote in listed equity securities to the public. As a result, the transaction fees that NYSE Group may charge for executions against displayed quotes will be capped, which could decrease the amount of transaction fees that NYSE Group earns and prevent it from increasing its revenues by charging higher prices. The imposition of a cap on access fees could have an adverse effect on certain of NYSE Group's businesses.

There is also a risk that Regulation NMS would not be implemented, or that it would be implemented after being amended in a manner that is adverse to NYSE Group. The NYSE and Archipelago have begun to develop their respective business strategies and alter their businesses in consideration of the rules in the current form of Regulation NMS. There is no assurance, however, that Regulation NMS will be implemented in a timely manner or in its current form. Any delay in the implementation of Regulation NMS, as well as any amendment to Regulation NMS, could create uncertainty and adversely affect NYSE Group's financial condition and results of operations.

NYSE Group intends to compete in established trading markets, such as the U.S. options or futures markets or non-U.S. securities markets. Demand and market acceptance for NYSE Group's products and services within these markets will be subject to a high degree of uncertainty and risks and may affect its growth potential.

NYSE Group intends to develop additional products that will enable it to enter into or expand in established trading markets such as the U.S. options and futures markets or non-U.S. securities markets, which already possess established competitors. As a result, demand and market acceptance for NYSE Group's new products

and services within these markets will be subject to a high degree of uncertainty and risk. If this demand fails to develop or develops more slowly than expected, these markets may become saturated with competitors, or if NYSE Group's products and services do not achieve or sustain market acceptance, NYSE Group may not generate sufficient revenues from these new products.

NYSE Group's future growth and success may depend in part on its ability to compete with and penetrate the non-U.S. securities markets. There can be no assurance, however, that NYSE Group will be successful in competing with and/or penetrating these markets. Attracting customers in certain countries may be subject to a number of risks, including currency exchange rate risk, difficulties in enforcing agreements or collecting receivables, longer payment cycles, and compliance with the laws or regulations of foreign countries.

Damage to the reputation of the NYSE could have a material adverse effect on the businesses of NYSE Group.

One of the NYSE's competitive strengths is its strong reputation and brand name. This reputation could be harmed in many different ways, including by regulatory failures, governance failures or technology failures. Damage to the reputation of the NYSE could cause some issuers not to list their securities on NYSE Group's exchange, as well as reduce the trading volume on its exchanges. This, in turn, may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

Increased investor interest in other investment products could have a material adverse effect on the businesses of NYSE Group.

Trading fees will account for a significant proportion of NYSE Group's revenues. Increased consumer interest in investment products that will not be traded on the facilities of any of the subsidiaries of NYSE Group may result in a reduction in order flow, and may therefore have a material adverse effect on the business, financial condition and operating results of NYSE Group.

NYSE Group will operate in a highly regulated industry, and may be subject to censures, fines and other legal proceedings it fails to comply with its legal and regulatory obligations.

NYSE Group will operate in a highly regulated industry. The securities industry is subject to extensive governmental regulation and could be subjected to increased regulatory scrutiny. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. The SEC extensively regulates the U.S. securities industry, including its operations, and it has broad powers to audit, investigate and enforce compliance and punish noncompliance with its rules and regulations and industry standards of practice. NYSE Group and its subsidiaries will be required to comply with the rules and regulations of the SEC. The cost of compliance is great. NYSE Group's ability to comply with all applicable laws and rules is largely dependent on its establishment and maintenance of compliance, audit and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel.

The SEC is invested with broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit NYSE Group from engaging in some of its businesses or suspend or revoke the registration of its subsidiaries as national securities exchanges. In the case of actual or alleged noncompliance with regulatory requirements, NYSE Group could be subject to investigations and administrative or judicial proceedings that may result in substantial penalties, including revocation of a subsidiary's registration as a national securities exchange. Any such investigation or proceeding, whether successful or unsuccessful, would result in substantial costs and diversions of resources and might also harm NYSE Group's business reputation, any of which may have a material adverse effect on the business, financial condition and operating results of NYSE Group. For a discussion of recent SEC administrative proceedings against the NYSE, see "Information About the NYSE—Legal Proceedings—SEC Administrative Proceedings."

In addition, there may be a conflict between the self-regulatory responsibilities of certain businesses of NYSE Group and some of the market participants or customers of NYSE Group's subsidiaries. Any failure by NYSE Group to diligently and fairly regulate its members or to otherwise fulfill its regulatory obligations could significantly harm its reputation, prompt SEC scrutiny and adversely affect its business.

NYSE Group will face restrictions with respect to the way in which it conducts certain of its operations, and may experience certain competitive disadvantages if it does not receive SEC approval for new business initiatives or receives them in an untimely manner.

NYSE Group expects to operate two registered national securities exchanges—the New York Stock Exchange LLC and, upon its acquisition by Archipelago, the Pacific Exchange. Pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a registered national securities exchange is responsible for regulating its members through the adoption and enforcement of rules governing the trading activities, business conduct and financial responsibility of its members and individuals associated with them. Changes to these rules are generally subject to the approval of the SEC, which publishes proposed rule change for public comment. Changes to the certificate of incorporation, bylaws or rules of NYSE Group and any of its subsidiaries, to the extent that these changes could affect the activities of these self-regulatory organizations ("SROs") must also be approved. NYSE Group and its subsidiaries may from time to time seek to engage in new business activities, some of which may require changes to their governing rules.

Any delay or denial of a requested approval could cause NYSE Group to lose business opportunities. NYSE Group's competitive position could be significantly weakened if its competitors are able to obtain SEC approval for new functionalities faster and with less difficulty than NYSE Group, or if approval is not required for NYSE Group's competitors. Competitors that are not SROs are subject to less stringent regulation. In addition, as NYSE Group seeks to expand its product base, it could become subject to the oversight of additional regulatory bodies.

Regulatory developments could have a negative impact on NYSE Group's businesses.

The securities markets have been the subject of increasing political and public scrutiny in recent years in response to a number of developments and inquiries. In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for SROs and issued a concept release examining the efficacy of self-regulation by SROs. The concept release also solicited public comment concerning the level of market data fees, following several years of claims from some competitors and data intermediaries and competitors that market data fees and revenues are excessive.

We cannot predict whether, or in what form, any regulatory changes will take place, or their impact on NYSE Group's business. However, the proposed changes in the rules and regulations affecting SROs could result in changes to the manner in which NYSE Group conducts its business or governs itself. The new rules could also, among other things, make it more difficult or more costly for NYSE Group to conduct the existing businesses of the NYSE and Archipelago or to enter into new businesses. A determination by the SEC, for example, to link market data fees to marginal costs, to become even more involved in the market data rate-setting process, or to reduce the current levels of market data fees could have a material adverse effect on NYSE's market data revenues. Moreover, given the importance of regulation in the securities industry, it is possible that any developments could have a material adverse effect on NYSE Group's business, as well as the business of other participants in the securities industry. For a discussion of recent regulatory developments, see "Regulation—Recent Regulatory Developments."

NYSE Group's prospective customers will operate in a highly regulated industry, and regulatory changes and changes in market structure could have a material adverse effect on NYSE Group's business.

The prospective customers of NYSE Group will operate in a highly regulated industry. The SEC and other regulatory authorities, both in the United States and abroad, could impose regulatory changes that could have a

negative impact on the desirability of listing on or using the securities exchanges of the NYSE Group. For example, NYSE Group will compete with non-U.S. exchanges for listings. The regulatory requirements of the U.S. securities markets, including the requirements of the Sarbanes-Oxley Act of 2002, may discourage non-U.S. issuers from listing their securities on a U.S. securities market and, instead, lead them to list their securities on a non-U.S. securities market. Future regulatory changes and changes in market structure could cause NYSE Group to lose prospective customers. The loss of a significant number of customers or a reduction in trading activity on the securities exchanges of NYSE Group as a result of these changes may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

NYSE Group will be required to allocate funds and resources to the regulatory functions of NYSE Regulation.

NYSE Group will be required to allocate significant resources to the regulatory functions of NYSE Regulation. This dedication of resources may limit the ability of NYSE Group to dedicate funds and human resources in other areas. In connection with the mergers, provisions will be made for NYSE Regulation to provide regulatory services to NYSE Group's securities exchanges. The obligations to fund NYSE Regulation under the agreements covering those services negatively affect the cash available to NYSE Group and its ability to invest in or pursue other opportunities that may also be beneficial to NYSE Group stockholders. NYSE Group and its subsidiaries will incur significant financial costs and expend considerable human resources in connection with the surveillance, examination and enforcement obligations of NYSE Regulation, including the costs of maintaining an effective regulatory staff. For a discussion of the regulatory structure and responsibilities of NYSE Group, see "NYSE Regulation."

Any conflicts of interest between NYSE Group and NYSE Regulation may have a material adverse effect on NYSE Group's business.

NYSE Regulation will regulate and monitor the activities on the securities exchanges of NYSE Group and enforce issuer and member compliance with applicable law and the rules of the exchanges. The SEC has expressed concern about the conflicts of interest that may arise when "for profit" exchanges perform self-regulatory functions for members. In the event that NYSE Group fails to manage any conflicts of interest adequately, there may be a material adverse effect on the business, financial condition and operating results of NYSE Group. NYSE Regulation will be reorganized in connection with the mergers in an attempt to minimize these potential conflicts of interest. See "NYSE Regulation—Structure, Organization and Governance of NYSE Regulation."

Certain of NYSE Group's businesses will continue to rely on specialists for effecting some transactions. Any failure by specialists to perform their function or to comply with their regulatory obligations may have a material adverse effect on NYSE Group's business.

Some of the businesses of NYSE Group will depend on specialists to assist in maintaining some of their key competitive advantages. Specialists contribute to some of the advantages of the auction market, for example by assisting in providing liquidity and minimizing volatility. A deterioration in the performance of specialists, or misconduct by specialists, could damage NYSE Group's reputation and reduce NYSE Group's ability to compete with other securities exchanges for listings. The profitability of the seven specialist units currently active on the NYSE has fallen substantially since 2002.

The increased use of technology, and in particular, computers, in securities executions also is changing the business models of specialists. Their failure to adapt their business models to this changing environment in general, and to the NYSE Hybrid Market℠ in particular, would further undermine the differentiation, and therefore the competitive position, of NYSE Market. For a discussion of certain litigation and SEC action relating to specialists, see "Information About the NYSE—Legal Proceedings."

***The successful implementation and operation of the NYSE Hybrid Market*^{SM}** *faces a number of significant challenges and depends on a number of factors that will be outside the control of NYSE Group.*

The NYSE is currently working on implementing the NYSE Hybrid Market^{SM}, which is intended to integrate into one platform aspects of both the physically-convened auction market and automated execution. If successfully implemented, we expect that the NYSE Hybrid Market^{SM} will change the way that securities are traded on the NYSE and will differentiate NYSE Group from electronic trading venues. This initiative is scheduled to be launched in the second quarter of 2006.

The successful implementation of the NYSE Hybrid Market^{SM} faces a number of significant challenges, including the difficulties of developing novel technology. The successful implementation of the NYSE Hybrid Market^{SM} may also depend on the ability and willingness of specialists to build new technology platforms. It is also dependent on the SEC's timely approval of the necessary rule changes. There is no assurance that approval of the necessary rules will be forthcoming, or that the NYSE Hybrid Market^{SM} will be implemented in the form that the NYSE currently foresees.

In addition, as a novel technology and method of trading, there is no assurance that the NYSE Hybrid Market^{SM} will function as it is currently anticipated, or that customers will accept and use the services that it offers. The operation of the NYSE Hybrid Market^{SM} may also put stress on other sections of NYSE Group, such as NYSE Regulation, and specifically surveillance.

Any delay or difficulties in implementing or operating the NYSE Hybrid Market^{SM} may have a material adverse effect on the ability of NYSE Group to compete, particularly after all of the provisions of Regulation NMS are in effect. For a discussion of the NYSE Hybrid Market^{SM}, see "Information About the NYSE—The NYSE Hybrid Market Initiative."

Market fluctuations and other risks beyond NYSE Group's control could significantly reduce demand for its services and harm its business.

The volume of securities transactions and the demand for listings and NYSE Group's other products and services are directly affected by economic, political and market conditions in the United States and elsewhere in the world that are beyond its control, including:

- broad trends in business and finance;

- concerns about terrorism and war;

- concerns over inflation and wavering institutional or retail confidence levels;

- changes in government monetary policy and foreign currency exchange rates;

- the availability of short-term and long-term funding and capital;

- the availability of alternative investment opportunities;

- changes in the level of trading activity;

- changes and volatility in the prices of securities;

- changes in tax policy;

- the level and volatility of interest rates;

- legislative and regulatory changes; and

- unforeseen market closures or other disruptions in trading.

General economic conditions affect securities markets in a variety of ways, from determining availability of capital to influencing investor confidence. Poor economic conditions also have an impact on the process of

raising capital, reducing the number of new applicants to listing or private sales of securities. The economic climate in recent years has been characterized by challenging business and economic conditions. During 2000 through early 2003, the major U.S. market indices experienced severe declines. The weak and uncertain economic climate, together with corporate governance and accounting concerns, contributed to a reduction in corporate transactions and a generally more difficult business environment. In addition, the United States and other countries in which NYSE Group hopes to offer its services have suffered acts of war or terrorism or other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions. Adverse changes in the economy or the outlook for the securities industry can have a negative impact on NYSE Group's revenues through declines in trading volume, new listings and demand for market data. Generally adverse economic conditions may also have a disproportionate effect on NYSE Group. Because NYSE Group's infrastructure and overhead will be based on assumptions of certain levels of market activity, significant declines in trading volumes, new listings or demand for market data may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

A significant portion of NYSE Group's revenues will depend, either directly or indirectly, on its transaction-based business, which, in turn, is dependent on its ability to attract and maintain order flow, both in absolute terms and relative to other market centers. If the amount of trading volume on the NYSE or ArcaEx decreases, NYSE Group's revenue from transaction fees will decrease. There may also be a reduction in revenue from market data fees. If NYSE Group's share of total trading volumes decreases relative to its competitors, it may be less attractive to market participants as a source of liquidity and may lose trading volume and associated transaction fees and market data fees as a result. In addition, declines in NYSE Group's share of trading volume could adversely affect the growth, viability and importance of various of its market information products, which will constitute an important portion of its revenues.

NYSE Group also expects to generate a significant portion of its revenues from listing fees. Among the factors affecting companies' decision to go public and/or list their shares on U.S. markets are general economic conditions, industry-specific circumstances, capital market trends, mergers and acquisitions environment, and regulatory requirements. The extent to which these and other factors cause companies to remain privately owned or decide not to list their shares in the United States may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

The financial services industry and particularly the securities transactions business are dynamic and uncertain environments, and we expect a highly competitive environment, as well as exchange consolidation and member firm consolidation to persist in the future. This environment has led to business failures and has encouraged the introduction of alternative trading venues with varying market structures and new business models. Well-capitalized competitors from outside the United States may seek to expand their operations in the U.S. market. In addition, the financial services industry is subject to extensive regulation, which may change dramatically in ways that affect industry market structure. If NYSE Group is unable to adjust to structural changes within its markets, technological and financial innovation, and other competitive factors, its business will suffer and competitors will take advantage of opportunities to its detriment.

The loss of key personnel may adversely affect NYSE Group.

Following the mergers, NYSE Group will be dependent upon the contributions of its senior management team and other key employees, including key staff of NYSE Regulation, for its future success. Most of these individuals do not have employment agreements. If several of these executives, or other key employees, were to cease to be employed by NYSE Group, including as a result of the integration of the NYSE and Archipelago following the mergers, NYSE Group could be adversely affected. In particular, NYSE Group may have to incur costs to replace key employees that leave, and its ability to execute its business strategy could be impaired if it is unable to replace departing employees in a timely manner. Competition in the financial services industry for individuals with relevant experience is intense.

In addition, NYSE Group will rely on a number of third-party consultants, particularly for trading technology. The interruption or loss of any of the regulatory provided services could result in a material adverse effect on the business, financial condition and operating results of NYSE Group.

Insufficient systems capacity or systems failure could harm NYSE Group's business.

NYSE Group's business depends on the performance and reliability of the computer and communications systems supporting it. In particular, heavy use of ArcaEx's platform and order routing systems during peak trading times or at times of unusual market volatility could cause ArcaEx's systems to operate slowly or even to fail for periods of time. If its systems cannot be expanded to handle increased demand, or otherwise fail to perform, NYSE Group could experience disruptions in service, slower response times, delays in introducing new products and services and loss of revenues. In addition, its trading activities may be negatively affected by system failures of other trading systems, as a result of which it may be required to suspend trading activity in particular stocks or, in the case of ArcaEx, cancel previously executed trades under certain circumstances.

Failure to maintain systems or to ensure sufficient capacity may also result in a temporary disruption of NYSE Group's regulatory and reporting functions. These consequences, in turn, could result in lower trading volumes, financial losses, decreased customer service and satisfaction, litigation or customer claims, or regulatory sanctions.

The NYSE and Archipelago have experienced systems failures in the past. It is possible that NYSE Group will experience systems failures in the future, or periods of insufficient systems capacity or network bandwidth, power or telecommunications failure, acts of God or war, terrorism, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or similar events. Any system failure that causes an interruption in service or decreases the responsiveness of its service could impair NYSE Group's reputation and negatively impact its revenues. NYSE Group also relies on third parties for systems support. Any interruption in these third-party services or deterioration in the performance of these services could also be disruptive to its business (and the planned NYSE Hybrid Market^{SM}, in particular) and have a material adverse effect on its business, financial condition and operating results.

NYSE Group's networks and those of its third-party service providers may be vulnerable to security risks, which could result in wrongful use of its information or cause interruptions in its operations that cause it to lose trading volume and result in significant liabilities. NYSE Group will also incur significant expense to protect its systems.

NYSE Group expects that the secure transmission of confidential information over public networks will be a critical element of its operations. Its networks and those of its third-party service providers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully access and use NYSE Group's information or cause interruptions or malfunctions in its operations. Any of these events could cause NYSE Group to lose trading volume. NYSE Group will be required to expend significant further resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by breaches. Its security measures may prove to be inadequate and result in system failures and delays that could cause NYSE Group to lose business.

Any failure by NYSE Group to protect its intellectual property rights could adversely affect its business.

NYSE Group and its subsidiaries will own the rights to a number of trademarks, service marks, trade names, copyrights and patents used in its businesses. To protect its intellectual property rights, NYSE Group will rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with its affiliates, customers, strategic investors and others. The protective steps taken may be inadequate to deter misappropriation of proprietary information. NYSE Group may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Failure to

protect its intellectual property adequately could harm the reputation of NYSE Group and its subsidiaries and affect its ability to compete effectively. Further, defending its intellectual property rights may require significant financial and managerial resources, the expenditure of which may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

In the future NYSE Group or its subsidiaries may be subject to intellectual property rights claims, which may be costly to defend, could require the payment of damages and could limit NYSE Group's ability to use certain technologies. Some of NYSE Group's competitors currently own patents and have actively been filing patent applications in recent years, some of which may relate to NYSE Group's trading platforms and business processes. As a result, NYSE Group could in the future face allegations that it has infringed or otherwise violated the intellectual property rights of third parties. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. Successful challenges against NYSE Group could require it to modify or discontinue its use of technology where such use is found to infringe or violate the rights of others, or require NYSE Group to obtain licenses from third parties. For a discussion of litigation involving the NYSE, see "Information About the NYSE—Legal Proceedings."

NYSE Group is subject to significant litigation risk and potential securities law liability.

Many aspects of NYSE Group's business will involve substantial liability risks. These risks will include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that NYSE Group entered into an unauthorized transaction or that NYSE Group provided materially false or misleading statements in connection with a transaction. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud. NYSE Group could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC. NYSE Group could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against NYSE Group may have a material adverse effect on the business, financial condition and operating results of NYSE Group.

The sale of trading licenses may cause uncertainty that may adversely affect NYSE Group's business.

The right to trade securities on the NYSE is currently held by the owner or lessee of a regular NYSE membership. Following the mergers, NYSE memberships will cease to exist, and the right to trade securities on the trading facilities of the NYSE will be separated from equity interests in NYSE Group. We currently expect that trading licenses will be sold through some form of Dutch auction, and that a holder of a trading license would be subject to the approval and surveillance of NYSE Regulation. There is risk associated with this process. The use of an auction to determine the number and price of trading license can result in revenues that differ from those projected. In addition, there is risk that the uncertainty regarding the quantity and pricing of the trading licenses could result in a reduction in the use of the trading facilities of the NYSE or cause the NYSE to impose transition rules that could constrain trading license revenue. For a discussion of trading licenses after the mergers, see "Information About NYSE Group—Trading Licenses."

NYSE Group's business after the mergers will be difficult to evaluate because the NYSE has never been operated as a for-profit company and Archipelago has a limited operating history.

After the mergers, NYSE Group's business will consist of the businesses of the NYSE and Archipelago, and will be operated as for-profit entities (other than NYSE Regulation). Historically, the NYSE has operated as a not-for-profit entity. In addition, although Archipelago historically has been operated as a for-profit entity, its operating history is limited. As a result, the historical financial condition of the NYSE and Archipelago may not adequately reflect the likely financial condition of NYSE Group after the mergers.

NYSE Group may be at greater risk from terrorism than other companies.

Given the NYSE's position as the world's largest equities market, its prominence in the U.S. securities industry and the concentration of many of its properties and personnel in New York, the NYSE may be more likely than other companies to be a target of attacks by terrorists or terrorist organizations. It is impossible to predict the likelihood or impact of these attacks. In the event of an attack, or a threat of an attack, on NYSE Group or any of its subsidiaries, there could be a material adverse effect on the business, financial condition and operating results of NYSE Group.

Risks Relating to an Investment in NYSE Group Common Stock

There has been no prior public market for NYSE Group common stock.

NYSE Group has applied to list the NYSE Group common stock on the NYSE. However, an active public market for NYSE Group common stock may not develop or be sustained after the completion of the mergers. We cannot predict the extent to which a trading market will develop or how liquid that market might become.

The market price of NYSE Group common stock may fluctuate. Broad market and industry factors may adversely affect the market price of NYSE Group common stock, regardless of its actual operating performance. Factors that could cause fluctuations in its stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;

- changes in financial estimates by NYSE Group or by any securities analysts who might cover NYSE Group's stock;

- conditions or trends in its industry, including regulatory changes or changes in the securities marketplace;

- changes in the market valuations of exchanges and other trading facilities in general, or other companies operating in the securities industry;

- announcements by NYSE Group or its competitors of significant acquisitions, strategic partnerships or divestitures;

- announcements of investigations or regulatory scrutiny of its operations or lawsuits filed against NYSE Group;

- additions or departures of key personnel; and

- sales of NYSE Group common stock, including sales of its common stock by its directors and officers or its strategic investors.

NYSE Group's share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of NYSE Group common stock, or the possibility of these sales, may adversely affect the market price of its common stock. These sales may also make it more difficult for NYSE Group to raise capital through the issuance of equity securities at a time and at a price it deems appropriate.

Upon completion of the mergers, there will be [●] shares of NYSE Group common stock outstanding. In addition, approximately [●] shares of NYSE Group common stock will be reserved for issuance pursuant to grants to officers and employees of the NYSE and Archipelago (including [●] shares underlying outstanding Archipelago stock options and restricted stock units), and certain shares of NYSE Group common stock may be issued to officers and employees under NYSE Group equity plan (see "Information About NYSE Group—Equity Plan").

Of the [●] shares outstanding, approximately [●] shares of NYSE Group common stock (including [●] shares held by certain entities affiliated with General Atlantic and [●] shares held by certain entities affiliated

with Goldman Sachs Group) will be subject to restrictions on transfer that are scheduled to expire in three equal installments on the first, second and third anniversaries of the completion of the mergers. In addition, [●] shares of NYSE Group common stock held by an entity affiliated with Gerald D. Putnam will be subject to restrictions on transfer, which restrictions are scheduled to expire on the first anniversary of the completion of the mergers. The NYSE Group board of directors has the right, in its discretion, to remove the transfer restrictions earlier, in whole or in part, on any of the shares of NYSE Group common stock held by the former NYSE members or the entities affiliated with General Atlantic, Goldman Sachs Group or Mr. Putnam. If the NYSE Group board removes transfer restrictions on shares held by any of the NYSE members, then the board is required to remove the transfer restrictions simultaneously from a proportionate number of shares held by the entities affiliated with General Atlantic, Goldman Sachs Group and Mr. Putnam. Similarly, if the NYSE Group board of directors removes transfer restrictions on shares held by the entities affiliated with General Atlantic, Goldman Sachs Group or Mr. Putnam, then the transfer restrictions automatically will be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members. See "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock" and "Description of NYSE Group Capital Stock— Transfer Restrictions on Certain Shares of NYSE Group Common Stock."

Removal of the transfer restrictions for any of these reasons may lead to significant numbers of shares of NYSE Group common stock becoming available for sale, which may adversely affect the then-prevailing market price of NYSE Group common stock.

NYSE Group may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock.

NYSE Group may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of existing NYSE Group stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of the NYSE Group common stock.

NYSE Group does not expect to pay dividends on NYSE Group common stock in the short term.

NYSE Group has not yet determined its dividend policy. Any determination to pay dividends in the future will be at the discretion of the NYSE Group board of directors and will depend upon NYSE Group's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law or the SEC, business and investment strategy, and other factors that the NYSE Group board of directors deems relevant. The NYSE Group board of directors may determine not to implement a policy to pay periodic dividends to holders of NYSE Group common stock.

Provisions of NYSE Group's organizational documents and Delaware law may delay or deter a change of control of NYSE Group.

Following the mergers, NYSE Group's organizational documents will contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, NYSE Group that a stockholder might consider favorable. These include provisions:

- vesting the NYSE Group board of directors with sole power to set the number of directors;
- limiting the persons that may call special stockholders' meetings;
- limiting stockholder action by written consent; and
- requiring supermajority stockholder approval with respect to certain amendments to the NYSE Group certificate of incorporation and bylaws.

In addition, its organizational documents will include provisions that:

- restrict any person (including related persons) from voting or causing the voting of shares of stock representing more than 10% of NYSE Group's outstanding voting capital stock (including as a result of any agreement by any other persons not to vote shares of stock); and

- restrict any person (including related persons) from beneficially owning shares of stock representing more than 20% of the outstanding shares of any class or series of NYSE Group's capital stock.

For a more detailed description of these provisions, see "Description of NYSE Group Capital Stock," as well as the form of NYSE Group certificate of incorporation and bylaws attached as Exhibits 3.1 and 3.2, respectively, to the registration statement of which this document forms a part.

Furthermore, the NYSE Group board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of NYSE Group preferred stock is likely to be senior to the NYSE Group common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the NYSE Group board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock.

In addition, Delaware law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation's board of directors. See "Comparison of Rights Prior to and After the Mergers."

Certain aspects of the certificate of incorporation, bylaws and structure of NYSE Group and its subsidiaries will be subject to SEC oversight. See "Regulation—SEC Oversight."

If NYSE Group is unable to favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm are unable to provide an unqualified attestation report on NYSE Group's assessment, the stock price of NYSE Group could be adversely affected.

Pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 and beginning with NYSE Group's annual report on Form 10-K for the fiscal year ending December 31, 2006, NYSE Group management will be required to certify to and report on, and its Independent Registered Public Accounting Firm will be required to attest to, the effectiveness of NYSE Group's internal controls over financial reporting as of December 31, 2006. The rules governing the standards that must be met for management to assess NYSE Group's internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. NYSE and Archipelago currently are in the process of reviewing, documenting and testing their internal controls over financial reporting. In connection with this continuing effort, the NYSE restated its financial statements as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002, and as of March 31, 2005 and for the three months ended March 31, 2005 and 2004. For a more detailed discussion of these restatements, and the impact of these restatements, see "Selected Historical Financial Data of the NYSE-Restatement of Financial Statements." A restatement may be an indication that a material weakness would have existed had the NYSE been required to comply with Section 404 of the Sarbanes-Oxley Act. The continuing effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and diversion of management's time and other internal resources. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by NYSE Group's Independent Registered Public Accounting Firm, NYSE Group may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If NYSE Group cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm are unable to provide an unqualified attestation report on its assessment, investor confidence and the stock price of NYSE Group common stock could be adversely affected.

FORWARD-LOOKING STATEMENTS

Forward-looking statements have been made under "Summary," "Risk Factors," "Information About the NYSE" and "Information About NYSE Group" and "NYSE Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other sections of this document, as well as in other documents and sources of information that may be made a part of this document by appearing in other documents filed by Archipelago and NYSE Group with the SEC and incorporated by reference into this document. These statements may include statements regarding the period following completion of the mergers. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under "Risk Factors."

These risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

- our business' possible or assumed future results of operations and operating cash flows;
- our business' strategies and investment policies;
- our business' financing plans and the availability of capital;
- our business' competitive position;
- potential growth opportunities available to our business;
- the risks associated with potential acquisitions or alliances by us;
- the recruitment and retention of our officers and employees;
- our expected levels of compensation;
- our business's potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;
- the likelihood of success and impact of litigation;
- our protection or enforcement of our intellectual property rights;
- our expectation with respect to securities markets and general economic conditions;

- our ability to keep up with rapid technological change;

- the effects of competition on our business; and

- the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents.

We expressly qualify in their entirety all forward-looking statements attributable to the NYSE, Archipelago or NYSE Group or any person acting on our behalf by the cautionary statements contained or referred to in this section.

THE SPECIAL MEETING OF NYSE MEMBERS

Time, Place and Purpose of the NYSE Special Meeting

The special meeting of the NYSE members will be held in the Boardroom at the NYSE Building, 11 Wall Street, New York, New York, on [●] at [●], local time, for the following purposes:

- to consider and vote on a proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, pursuant to which, among other things, the NYSE and Archipelago each agreed to combine, through a series of mergers, and become wholly owned subsidiaries of NYSE Group, a for-profit Delaware corporation;

- to consider and vote on any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies with respect to the proposal to approve and adopt the merger agreement; and

- to transact any other business as may properly come before the NYSE special meeting or any adjournment or postponement of the NYSE special meeting.

The NYSE board of directors unanimously recommends that you vote FOR the proposal to approve and adopt the merger agreement and FOR any proposal that may be made by the chairman of the NYSE board of directors to adjourn or postpone the NYSE special meeting for the purpose of soliciting proxies. For the reasons for this recommendation, see "The Mergers—The NYSE's Reasons for the Mergers; Recommendation of the NYSE Board of Directors."

Who Can Vote at the NYSE Special Meeting

Proposal to Approve and Adopt the Merger Agreement. Only regular NYSE members of record and in good standing at the time of the NYSE special meeting or any adjournments of the NYSE special meeting will be entitled to vote on the proposal to approve and adopt the merger agreement. As of the date of this document, there are 1,364 NYSE members in good standing and entitled to vote, none of whom are directors or officers of the NYSE. Each NYSE member in good standing is entitled to one vote on each proposal set forth at the NYSE special meeting.

Other Proposals. With respect to any proposal other than the proposal to approve and adopt the merger agreement, both regular NYSE members in good standing and electronic access members in good standing who became electronic access members prior to March 30, 1986 are entitled to vote. As of the date of this document, there are two of these electronic access members (none of whom are directors or officers of the NYSE), and each of them is entitled to one-half of a vote.

Vote Required

The approval and adoption of the merger agreement requires the affirmative vote of at least two-thirds of the votes cast at a NYSE special meeting. The affirmative vote must also represent a quorum, which is a majority of the NYSE memberships entitled to vote on the proposal. As a result, for purposes of satisfying this majority requirement, if a NYSE member does not vote or abstains from voting, this has the same effect as a vote against the approval and adoption of the merger agreement.

The approval of any other proposal presented at the NYSE special meeting only requires the affirmative vote of a majority of the votes cast by the NYSE members at the NYSE special meeting at which a quorum is present. As a result, for purposes of proposals other than the proposal to approve and adopt the merger agreement, a NYSE member who does not vote will not affect the outcome of these proposals, except to the extent that the failure to vote prevents a quorum being present. If a NYSE member completes a proxy and abstains from voting on a proposal, the abstention will have the same effect as a vote against that proposal.

NYSE members entitled to cast a majority of the total number of votes entitled to be cast, present in person or by proxy, constitutes a quorum.

None of the directors or executive officers of the NYSE or their affiliates holds any NYSE membership or is an electronic access member of the NYSE.

Adjournments

If no quorum of NYSE members is present in person or by proxy at the NYSE special meeting, the NYSE special meeting may be adjourned by the members present and entitled to vote at that meeting. If the chairman of the NYSE board of directors proposes to adjourn the NYSE special meeting, and this proposal is approved by the NYSE members, the NYSE special meeting will be adjourned for this purpose. However, no proxy that is voted against a proposal described in this document will be voted in favor of an adjournment or postponement.

Manner of Voting

If you are a NYSE member, you may submit your vote for or against the proposal submitted at the NYSE special meeting in person or by proxy. You may vote by proxy in any of the following ways:

- by using the enclosed proxy card and mailing a completed and signed proxy card to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713 or faxing it to (302) 369-8486;

- by telephone using the toll-free number shown on the enclosed proxy card; or

- by visiting the website noted on the enclosed proxy card and voting through the Internet.

Information and applicable deadlines for using the proxy card, or voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

All NYSE memberships represented by proxy (including those given by phone or through the Internet) received before the NYSE special meeting or adjourned NYSE special meeting, as the case may be, will, unless revoked, be voted in accordance with the instructions indicated in those proxies. If no instructions are indicated on a properly executed proxy card, the shares will be voted in accordance with the recommendation of the NYSE board of directors and, therefore, FOR the approval and adoption of the merger agreement.

If you are a NYSE member and your proxy indicates instructions for some, but not all, of the proposals, your votes will be cast as indicated on the specified proposals and as described in the preceding sentence for any proposal for which no instructions are indicated.

If you return a properly executed proxy card and have indicated that you have abstained from voting on a proposal, your NYSE memberships represented by the proxy will be considered present at the NYSE special meeting for purposes of determining a quorum, but will have the same effect as a vote against the proposal. We urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your NYSE membership.

You may revoke your proxy at any time before it is voted by:

- submitting a written revocation dated after the date of the proxy that is being revoked to the Secretary of the NYSE, 11 Wall Street, New York, NY 10005; or

- submitting a later-dated proxy by mail, fax, telephone or through the Internet; or

- attending the NYSE special meeting and voting by paper ballot in person.

Attendance at the NYSE special meeting will not, in and of itself, constitute revocation of a previously granted proxy. If the NYSE special meeting is adjourned or postponed, it will not affect the ability of NYSE members to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Confidential Voting

It is the NYSE's policy that all proxies, ballots and voting tabulations that identify NYSE members be kept confidential. The NYSE has engaged IVS Associates, Inc. to count the votes represented by proxies and ballots. An employee of IVS Associates will serve as Inspector of Election. The NYSE will pay IVS Associates a fee of approximately $[●], plus reimbursement of reasonable out-of-pocket expenses.

Solicitation of Proxies

The NYSE and Archipelago will share equally the expenses incurred in connection with the printing and mailing of this document. To assist in the solicitation of proxies, the NYSE has retained MacKenzie Partners, Inc. for a fee not to exceed $[●] plus reimbursement of out-of-pocket expenses. Archipelago has retained Georgeson Shareholder Communications, Inc. for a fee not to exceed $[●] plus reimbursement of expenses, to assist in the solicitation of proxies. Archipelago and its proxy solicitor also will request banks, brokers and other intermediaries holding shares of Archipelago common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of the NYSE and Archipelago. No additional compensation will be paid to our directors, officers or employees for solicitation.

THE SPECIAL MEETING OF ARCHIPELAGO STOCKHOLDERS

Time, Place and Purpose of the Archipelago Special Meeting

The special meeting of Archipelago stockholders is scheduled to be held on [●] at [●] at [●]. The purpose of the Archipelago special meeting is:

- to consider and vote on the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement; and

- to transact any other business as may properly come before the Archipelago special meeting or any adjournment or postponement of the Archipelago special meeting.

The Archipelago board of directors unanimously recommends that you vote FOR the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement. For the reasons for this recommendation, see "The Mergers—Archipelago's Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors."

Who Can Vote at the Archipelago Special Meeting

Only holders of record of Archipelago common stock at the close of business on [●], the record date, are entitled to notice of, and to vote at, the Archipelago special meeting. On the record date, there were [●] shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting (subject, if applicable, to the voting limitations described under "The Special Meeting of Archipelago Stockholders—Voting Limitations"), held by approximately [●] holders of record. Each share of Archipelago common stock is entitled to one vote at the Archipelago special meeting. Shares that are held in Archipelago's treasury are not entitled to vote at the Archipelago special meeting. See "The Special Meeting of Archipelago Stockholders—Voting Limitations" for a discussion of certain voting limitations for Archipelago stockholders set forth in the Archipelago certificate of incorporation.

Votes Required

The approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Archipelago common stock outstanding and entitled to vote at the Archipelago special meeting as of the record date, voting as a single class, either in person or by proxy.

The holders of record of a majority of the total number of outstanding shares of Archipelago common stock entitled to vote, represented either in person or by proxy, will constitute a quorum at the Archipelago special meeting.

As of the date of this document, the directors and executive officers of Archipelago are entitled to vote [●] shares of Archipelago common stock, or [●]% of the total number of outstanding shares of Archipelago common stock.

Voting Commitments

Pursuant to three separate support and lock-up agreements, certain investment entities affiliated with General Atlantic, Goldman Sachs Group and an entity affiliated with Gerald D. Putnam have agreed, subject to limited exceptions, to vote their shares of Archipelago common stock in favor of approving and adopting the merger agreement. As of the record date for the Archipelago special meeting, the number of outstanding shares of Archipelago common stock beneficially owned by these entities and subject to the support and lock-up agreements was approximately [●]% of the total number of outstanding shares of Archipelago common stock, consisting of approximately [●] million shares of [●] Archipelago common stock. This beneficial ownership represents the power to vote approximately [●]% of the outstanding shares of Archipelago common stock. Further information concerning the support and lock-up agreements can be found under "Support and Lock-up Agreements." The support and lock-up agreements are attached as Annexes B, C and D to this document.

In addition, as of the record date, Archipelago directors and executive officers and their affiliates owned and were entitled to vote approximately [●] shares of Archipelago common stock, representing [●]% of the outstanding shares of Archipelago common stock. We expect that the officers and directors of Archipelago will vote their shares of Archipelago common stock in favor of adopting the merger agreement, although none of them, other than Gerald D. Putnam, the chairman and chief executive officer of Archipelago, has entered into any agreement obligating them to do so.

Voting Limitations

Under the Archipelago certificate of incorporation, no Archipelago stockholder, either alone or with its "related persons" (as defined below), is entitled to:

- vote or cause the voting of shares of Archipelago common stock to the extent these shares represent in the aggregate more than 20% of the then-outstanding votes entitled to be cast on that matter (we refer to this restriction as the "voting limitation"); or

- enter into an agreement, plan or arrangement not to vote shares of Archipelago common stock, the effect of which would enable any Archipelago stockholder, either alone or with its related persons, to vote or cause the voting of shares of Archipelago common stock that would represent in the aggregate more than 20% of the then-outstanding votes entitled to be cast on any matter (we refer to this restriction as the "nonvoting agreement prohibition").

The voting limitation and the nonvoting agreement prohibition apply unless and until:

- the stockholder delivers to the Archipelago board of directors a notice in writing at least 45 days (or a shorter period to which the Archipelago board of directors expressly consents) prior to the voting of any shares, of its intention to vote shares or enter into an agreement that would cause a violation of the voting limitation or the nonvoting agreement prohibition, as applicable; and

- the stockholder receives prior approval from the Archipelago board of directors and the SEC.

This last requirement will be satisfied only if the Archipelago board of directors adopts a resolution expressly authorizing the applicable stockholder and its related persons to exceed the voting limitation or to enter into an agreement, plan or arrangement not otherwise allowed pursuant to the nonvoting agreement prohibition. The resolution will be required to be filed with the SEC by the Pacific Exchange as a proposed rule change under Section 19(b) of the Exchange Act and become effective under the Exchange Act. The Archipelago board of directors may not adopt this resolution unless it has made the following determinations:

- the exercise of these voting rights, or the entering into of the agreement, plan or arrangement will not impair Archipelago's ability, or that of the Pacific Exchange or PCX Equities, to discharge their respective responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in Archipelago's best interests and those of Archipelago stockholders;

- the exercise of these voting rights, or the entering into of the agreement, plan or arrangement will not impair the SEC's ability to enforce the Exchange Act;

- the stockholder and its related persons are not subject to any "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act);

- in the case of a resolution to approve the exercise of voting rights in excess of the voting limitation, as long as ArcaEx remains a facility of PCX Equities and Archipelago's facility services agreement with the Pacific Exchange and PCX Equities is in effect, neither the stockholder nor any of its related persons holds an equity trading permit of PCX Equities; and

- in the case of a resolution to approve an agreement, plan or arrangement not otherwise permitted by the nonvoting agreement prohibition, no party to that agreement, plan or arrangement holds an equity trading permit of PCX Equities.

In making these determinations, the Archipelago board of directors may impose conditions and restrictions on the relevant stockholder or its related persons owning any shares of Archipelago stock entitled to vote on any matter that it deems necessary, appropriate or desirable in furtherance of the Exchange Act and Archipelago's governance. As of the date of this document, no exception has been applied for, granted or become effective.

The voting limitation and the nonvoting agreement prohibition described above will not apply to any solicitation of a revocable proxy from any Archipelago stockholders by Archipelago or on Archipelago's behalf or by any of Archipelago officers or directors acting on Archipelago's behalf, or to any solicitation of a revocable proxy from any Archipelago stockholders by any other Archipelago stockholder that is conducted pursuant to, and in accordance with, Regulation 14A under the Exchange Act. Unless otherwise provided in the Archipelago certificate of incorporation, Archipelago will disregard any votes cast in excess of the voting limitation.

As used in this section, "related persons" means, with respect to any Archipelago stockholder:

- any other person(s) whose beneficial ownership of shares of Archipelago common stock with the power to vote on any matter would be aggregated with that stockholder's beneficial ownership of Archipelago common stock or deemed to be beneficially owned by that Archipelago stockholder under SEC regulations;

- in the case of an Archipelago stockholder that is a natural person, for so long as ArcaEx remains an equities trading facility of PCX Equities and Archipelago's facility services agreement with the Pacific Exchange and PCX Equities remains in effect, any broker or dealer with which that stockholder is associated that is a holder of an equity trading permit of PCX Equities;

- in the case of an Archipelago stockholder that is a holder of an equity trading permit of PCX Equities, for so long ArcaEx remains an equities trading facility of PCX Equities and Archipelago's facility services agreement with the Pacific Exchange and PCX Equities remains in effect, any broker or dealer with which that stockholder is associated;

- any other person(s) with which that Archipelago stockholder has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of Archipelago common stock; and

- in the case of an Archipelago stockholder who is a natural person, any relative or spouse of that stockholder, or any relative of the stockholder's spouse, who has the same home as that stockholder or who is a director or officer of Archipelago or any of its parents or subsidiaries.

If you are a related person with another Archipelago stockholder where either: (1) you (either alone or with your related person) may vote shares of Archipelago common stock representing more than 20% of the then-outstanding votes entitled to vote at the Archipelago special meeting, or (2) you have entered into an agreement not to vote shares of Archipelago common stock, the effect of which agreement would be to enable any person (either alone or with its related persons) to vote or cause the voting of shares of Archipelago common stock that represent in the aggregate more than 20% of the outstanding votes entitled to be cast at the Archipelago special meeting, then please so notify Archipelago by either including that information (including each related person's complete name) on your proxy card, or by contacting our Chief Administrative Officer, General Counsel and Corporate Secretary, Kevin J.P. O'Hara, at Archipelago Holdings, Inc., 100 South Wacker Drive, Suite 1800, Chicago, Illinois, 60606.

Adjournments

If no quorum of Archipelago stockholders entitled to vote is present in person or by proxy at the Archipelago special meeting, the Archipelago special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the Archipelago special meeting may be made for the purpose of soliciting additional proxies in favor of the proposal. An adjournment of the Archipelago special meeting may be made from time to time for up to 30 days by the chairman of the special meeting, without further

notice (unless a new record date is fixed for the adjourned Archipelago special meeting) other than by an announcement made at the Archipelago special meeting. However, no proxy that is voted against a proposal described in this document will be voted in favor of adjournment of the Archipelago special meeting for the purpose of soliciting additional proxies.

Manner of Voting

If you are an Archipelago stockholder, you may submit your vote for or against the proposal submitted at the Archipelago special meeting in person or by proxy. You may vote by proxy in any of the following ways:

- by using the enclosed proxy card and mailing a completed and signed proxy card to the address listed on the proxy card using the provided self-addressed stamped envelope;

- by telephone using the toll-free number shown on the enclosed proxy card; or

- by visiting the website noted on the enclosed proxy card and voting through the Internet.

Information and applicable deadlines for using the proxy card, or voting by telephone or through the Internet, are set forth in the enclosed proxy card instructions.

All shares of Archipelago common stock represented by properly executed proxies or voting instructions (including those given by phone or through the Internet) received in time for the Archipelago special meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxies or voting instructions. If no instructions are indicated on a properly executed proxy card, the shares will be voted in accordance with the recommendation of the Archipelago board of directors and, therefore, FOR the approval and adoption of the merger agreement.

If you are an Archipelago stockholder and your proxy indicates instructions for some, but not all, of the proposals, your votes will be cast as indicated on the specified proposals and as described in the preceding sentence for any proposal for which no instructions are indicated.

If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting on a proposal, your shares of Archipelago common stock represented by the proxy will be considered present at the Archipelago special meeting for purposes of determining a quorum, but will have the same effect as a vote against the proposal. We urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares of Archipelago common stock.

You may revoke your proxy at any time before it is voted by:

- submitting a written revocation dated after the date of the proxy that is being revoked to the Secretary, Archipelago Holdings, Inc., 100 South Wacker Drive, Suite 1800, Chicago, Illinois, 60606;

- submitting a later-dated proxy by mail, fax, telephone or through the Internet; or

- attending the Archipelago special meeting and voting by paper ballot in person.

Attendance at the Archipelago special meeting will not, in and of itself, constitute revocation of a previously granted proxy. If the Archipelago special meeting is adjourned or postponed, it will not affect the ability of Archipelago stockholders to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Broker Non-Votes

If you are an Archipelago stockholder and your Archipelago shares are held in an account at a broker, bank or other nominee and you wish to vote, you must instruct the broker, bank or other nominee on how to vote your shares. If an executed proxy card returned by a broker, bank or other nominee holding Archipelago shares on

your behalf indicates that the broker, bank or other nominee does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will have the same effect as a vote against the merger agreement. This is called a broker non-vote. Your broker, bank or other nominee will vote your shares over which it does not have discretionary authority only if you provide instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee. If you own shares of Archipelago common stock through a broker, bank or other nominee and attend the Archipelago special meeting, you should bring a letter from your broker, bank or other nominee identifying you as the beneficial owners of the shares of Archipelago common stock and authorizing you to vote.

Solicitation of Proxies

The NYSE and Archipelago will share equally the expenses incurred in connection with the printing and mailing of this document. To assist in the solicitation of proxies, the NYSE has retained MacKenzie Partners for a fee not to exceed $[●] plus reimbursement of out-of-pocket expenses. Archipelago has retained Georgeson Shareholder Communications for a fee not to exceed $[●] plus reimbursement of expenses, to assist in the solicitation of proxies. Archipelago and its proxy solicitor also will request banks, brokers and other intermediaries holding shares of Archipelago common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of the NYSE and Archipelago. No additional compensation will be paid to our directors, officers or employees for solicitation.

THE MERGERS

This section of the document describes material aspects of the proposed mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the merger agreement, which is attached as Annex A, and the other documents we refer you to for a more complete understanding of the mergers. In addition, we incorporate important business and financial data about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions described under "Where You Can Find More Information" which begins on page 257.

General

The NYSE and Archipelago have entered into a merger agreement that provides that they will combine their businesses through a series of mergers under a single holding company. The net effect of the mergers will be that the NYSE and Archipelago will become wholly owned subsidiaries of NYSE Group.

In the mergers, NYSE members will receive $300,000 in cash and [●] shares of NYSE Group common stock for each NYSE membership, unless they make the cash election or stock election as described under "The Merger Agreement—Merger Consideration Received by NYSE Members." The aggregate number of shares of NYSE Group common stock issued to the NYSE members in the mergers (together with the aggregate number of shares of NYSE Group common stock reserved for issuance to current NYSE employees as described under "The Merger Agreement—Benefits Matters") will represent 70% of the NYSE Group common stock outstanding immediately after the mergers. Ownership of NYSE Group common stock will convey no license to trade on any of the facilities of its subsidiaries.

Archipelago stockholders will receive in the mergers one share of NYSE Group common stock for each share of Archipelago common stock that they hold immediately prior to the mergers. Holders of outstanding restricted stock units of Archipelago common stock will receive an equal number of restricted stock units of NYSE Group common stock, and holders of outstanding options to acquire shares of Archipelago common stock will receive options to acquire an equal number of shares of NYSE Group common stock. The aggregate number of shares of NYSE Group common stock issued to the Archipelago stockholders in the mergers (including shares underlying stock options and restricted stock units held by Archipelago employees and others) will represent the remaining 30% of the NYSE Group common stock outstanding immediately after the mergers, calculated on a diluted basis. For purposes of calculating this 30% figure, the aggregate number of Archipelago employee stock options deemed outstanding shall be determined by applying the treasury stock method under U.S. generally accepted accounting principles, where the average market price of Archipelago common stock used in the calculation shall equal $25.35, which is the lesser of (1) the average market price of Archipelago common stock during the 10 consecutive trading days immediately following the date of the merger agreement, determined in the manner specified in the merger agreement, and (2) 150% of the closing price of a share of Archipelago common stock on April 19, 2005. The treasury stock method assumes that options are exercised and that the proceeds received by the issuer from the exercise of the options are used to purchase common stock for the treasury. Application of the treasury stock method therefore increases the number of shares deemed outstanding whenever the exercise price of the option is lower than the average market price of the common stock.

The rights of holders of NYSE Group common stock will be different from the rights of NYSE members or Archipelago stockholders because the NYSE Group certificate of incorporation and bylaws in effect immediately after the mergers will be different from the governing documents of the NYSE and Archipelago. See "Comparison of Rights Prior to and After the Merger" for a description of material differences.

Background of the Mergers

The boards of directors of the NYSE and Archipelago continually review their respective companies' results of operations and competitive positions in the industries in which they operate, as well as their strategic

alternatives. In connection with these reviews, each of the NYSE and Archipelago from time to time has evaluated potential transactions that would further its strategic objectives.

As part of this continuous review, in 2003 and 2004, Archipelago held preliminary discussions regarding possible strategic alternatives with a number of companies in its industry. By the end of 2004, Archipelago management asked representatives of the investment banking firm Goldman, Sachs & Co. ("Goldman Sachs") to contact the NYSE regarding a possible transaction between the two companies.

In response to this request, on January 5, 2005, David Schwimmer of Goldman Sachs contacted John A. Thain, the chief executive officer of the NYSE, and Amy S. Butte, the chief financial officer of the NYSE, to inquire as to whether the NYSE would be willing to meet with Archipelago representatives to consider a possible transaction.

The NYSE had also been considering strategic alternatives throughout 2004. In October 2004, the NYSE, with the assistance of an outside consulting firm, began a strategic review to explore options to diversify the NYSE's products and services and expand the NYSE's business. The NYSE explored a variety of hypothetical strategic alternatives, including building its current businesses, acquiring other businesses, becoming a for-profit company and becoming a public company. To that end, beginning in the fall of 2004, NYSE management began to analyze the NYSE's financial condition and how it would appear under some of these different strategic alternatives.

On December 2, 2004, at a meeting of the NYSE board of directors, NYSE management discussed with the board that it was exploring hypothetical transactions to expand the NYSE's range of products offering, including by acquiring other domestic and non-U.S. cash equities and options trading arenas. The NYSE board discussed at length the benefits and drawbacks of pursuing several of these opportunities and agreed that, while the short-term focus of the NYSE should be on domestic opportunities, continued focus on international opportunities would be important. The NYSE board agreed that NYSE management should continue to explore these strategic alternatives.

On January 6, 2005, at a regularly scheduled meeting of the NYSE board of directors, NYSE management again discussed with the board a variety of strategic alternatives for the NYSE to expand the NYSE's product array and enhance the NYSE's business model. One of these possible strategic alternatives involved the acquisition of Archipelago. At the meeting, Mr. Thain informed the board that Archipelago had contacted the NYSE about exploring a possible strategic transaction. Mr. Thain noted that NYSE management would keep the board apprised of the progress of these discussions, as well as that of other possible strategic initiatives.

On January 10, 2005, Ms. Butte met with Nelson Chai, the chief financial officer of Archipelago, and Mr. Schwimmer, to discuss the possibility of a business combination between the two companies. At the conclusion, Ms. Butte and Mr. Chai indicated that they would bring back the matters discussed at this meeting to Mr. Thain and Gerald D. Putnam, the chairman of the board of directors and chief executive officer of Archipelago, respectively.

In mid-January 2005, Mr. Putnam called Mr. Thain to tell him that Archipelago would like to continue to discuss the possibility of a business combination between Archipelago and the NYSE and asked that they meet. Mr. Putnam emphasized that this meeting would be preliminary in nature and did not represent a decision to pursue a transaction.

On January 19, 2005, at a regularly scheduled meeting of the audit committee of the Archipelago board of directors, Archipelago management briefed the audit committee on the preliminary discussions with the NYSE. At the meeting, Mr. Chai indicated that Archipelago management would keep the board apprised of the progress of these discussions, as well as of other possible strategic initiatives.

On January 20, 2005, Mr. Thain met with Mr. Putnam. At that meeting, they discussed industry conditions and the general outlines of a possible transaction, but did not discuss specific price or other terms. At the

conclusion of their meeting, Messrs. Thain and Putnam decided to explore further the possibility of a business combination transaction between the NYSE and Archipelago and, to that end, authorized Ms. Butte and Mr. Chai to undertake a joint preliminary analysis of the pro forma financial profile of an entity that would result from the potential combination of the NYSE and Archipelago.

Throughout January 2005, Goldman Sachs discussed with the NYSE and Archipelago that, in light of its relationships with both companies, it could not advise either one with respect to a possible transaction between the two companies. For a more detailed description of the relationships between the NYSE, Archipelago and Goldman Sachs, see "The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs."

Mr. Thain, given his prior employment with Goldman Sachs, recused himself from any involvement in negotiating the terms of Goldman Sachs' potential engagement in facilitating a possible transaction with Archipelago. That responsibility fell to other senior executives of the NYSE, subject to supervision by, and the ultimate approval of, John S. Reed, then the chairman of the NYSE board of directors.

On January 28, 2005, at a regularly scheduled meeting of the Archipelago board of directors, Archipelago management briefed the full board of directors on its exploration of a range of possible strategic transactions, including the preliminary discussions with the NYSE. Archipelago management also discussed with the directors the relationships that Goldman Sachs has with both Archipelago and the NYSE and the potential role, if any, that Goldman Sachs may play in facilitating the potential transaction with the NYSE.

Having considered the relationships that Goldman Sachs had with both Archipelago and the NYSE described above, the NYSE and Archipelago believed that Goldman Sachs could play a role in facilitating a possible transaction, as long as the parties agreed on appropriate limits regarding Goldman Sachs' role. To that end, the NYSE and Archipelago asked Goldman Sachs to consider acting as a facilitator for the transaction, but on the understanding that Goldman Sachs would not act as financial advisor to either party, would not negotiate on behalf of either party and would not provide any opinions to either party as to the fairness of any potential transaction between the parties. NYSE and Archipelago also asked that Goldman Sachs would assist the NYSE and Archipelago in developing a joint preliminary analysis of the pro forma financial profile of an entity that would result from the potential combination of the NYSE and Archipelago. The NYSE and Archipelago indicated that they would confirm and acknowledge Goldman Sachs' role as a facilitator, would waive any conflicts that could be posed by that role, and agreed that all written information shared by one party with Goldman Sachs would be shared by Goldman Sachs with the other. Finally, each of Archipelago and the NYSE agreed that it would retain its own financial advisor to advise as to the fairness of any potential transaction.

At the time of the discussions with Archipelago, the NYSE continued to review possible alternatives to the NYSE's corporate structure and business model. Specifically, the NYSE had begun to consider whether it would be in the best interests of the NYSE and its constituents to operate as a not-for-profit entity or to adopt a for-profit corporate structure and business model. To that end, on February 3, 2005, the NYSE board of directors agreed that NYSE management should form a task force to continue studying the possibility of converting the NYSE from a not-for-profit corporation into a for-profit business corporation and the advantages and disadvantages of the conversion. NYSE management then organized a committee representing various of its constituencies to examine a potential conversion to for-profit status.

On February 3, 2005, NYSE management also briefed the NYSE board of directors on the status of its evaluation of possible strategic alternatives, including its preliminary discussions with Archipelago.

In early February 2005, Mr. Thain and Mr. Putnam discussed a potential transaction in which both the NYSE members and Archipelago stockholders would receive consideration comprised of equity of the entity that would result from the combination of the two companies. No agreement was reached with respect to a particular exchange ratio for the merger consideration, but the parties agreed to develop financial analyses and conduct mutual due diligence to explore further whether they could agree on an exchange ratio.

On February 10, 2005, the NYSE and Archipelago entered into a mutual confidentiality agreement. Concurrently, each of the NYSE and Archipelago separately entered into a letter agreement with Goldman Sachs, pursuant to which Goldman Sachs would assist both companies in exploring a potential strategic transaction with each other, including facilitating discussions between the parties, but would neither negotiate the financial terms of a possible transaction on either party's behalf nor provide an opinion as to the fairness of any potential transaction to the NYSE or Archipelago. The NYSE and Archipelago waived any claim of conflict of interest with respect to the rendering of services by Goldman Sachs for both Archipelago and the NYSE in connection with the transaction. Under the terms of these letter agreements, the NYSE and Goldman Sachs, as well as Archipelago and Goldman Sachs, separately agreed to determine the fee that would be payable to Goldman Sachs in connection with its engagement at a later date, as discussed below. Finally, Goldman Sachs also signed separate confidentiality agreements with the NYSE and Archipelago.

On February 14, 16 and 17, 2005, representatives of the NYSE, Archipelago, Goldman Sachs, the NYSE's outside counsel, Wachtell, Lipton, Rosen & Katz, and Archipelago's outside counsel, Sullivan & Cromwell LLP, held preliminary due diligence meetings and telephone conferences with respect to each other's business, legal, regulatory, technology and other matters.

On February 15, 2005, the NYSE announced to its members the formation of a committee to explore the possibility of converting the NYSE from a not-for-profit corporation into a for-profit business corporation.

From mid-February 2005 through mid-April 2005, Ms. Butte and Mr. Chai, with the assistance of Goldman Sachs, met in person and by telephone to continue work on the preliminary analysis of the pro forma financial impact of a potential combination between the NYSE and Archipelago. Throughout the same time period, Messrs. Thain and Putnam periodically reviewed and discussed these preliminary analyses.

At a special telephonic meeting on March 3, 2005, the Archipelago board of directors received an update from Archipelago management regarding its exploration of a range of possible strategic transactions, including possible transactions with the NYSE, Instinet Group Incorporated ("Instinet") and another securities exchange. Goldman Sachs acted as financial advisor to Archipelago in connection with its exploration of a possible transaction with Instinet.

On March 10, 2005, NYSE management presented to Directors Carter, McDonald and Weatherstone the results of its ongoing strategic review that it had been conducting with the assistance of an outside consulting firm. NYSE management and the NYSE directors present at the meeting concluded that the NYSE needed to move away from its current not-for-profit status in order to compete in a consolidating and increasingly global market environment. As part of this presentation, NYSE management and directors again discussed possible transactions, including potential advantages of acquiring Archipelago.

During this period, Archipelago explored other strategic alternatives. In the latter half of March 2005, however, Archipelago management decided that pursuing a potential business combination transaction with the NYSE would be in the best interest of Archipelago. The management of Archipelago then decided that it would recommend this course of action to the Archipelago board of directors.

Throughout March 2005, Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago, and representatives of Goldman Sachs, met periodically to review the preliminary analysis of the pro forma financial impact of a potential combination between the NYSE and Archipelago, discuss business due diligence matters and discuss the principal economic terms of a possible transaction between the two companies.

In the course of this continuing dialogue, the parties revisited their discussion of a potential exchange ratio in early February 2005. Messrs. Thain and Putnam preliminarily agreed to focus on a transaction and consideration structure in which the current members of the NYSE would receive, in the aggregate, consideration comprised of 70% of the equity in the entity that would result from the combination of the two companies, and

Archipelago stockholders would receive the remaining 30%. In late March 2005, William E. Ford, a director of Archipelago, also met with Mr. Thain to discuss the terms of a possible combination of the NYSE and Archipelago. On April 1, 2005, Archipelago, through Sullivan & Cromwell, delivered a draft of the merger agreement to the NYSE, through its legal counsel, for review and negotiation.

From April 1, 2005 through April 13, 2005, representatives of the NYSE and Wachtell Lipton reviewed and revised the initial draft merger agreement. At the same time, representatives of the NYSE, Archipelago, Wachtell Lipton and Sullivan & Cromwell conducted additional due diligence investigations with respect to each other's business, legal, regulatory, technology and other matters.

Through early April 2005, Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago, and representatives of Goldman Sachs, continued to discuss the principal economic terms of a possible transaction between the two companies in which the NYSE members would receive 70% of the equity in the combined entity and Archipelago stockholders would receive the remaining 30%. In addition, the parties discussed that members of the NYSE would receive a cash payment at closing in an amount to be determined in subsequent negotiations, as well as that both the NYSE and Archipelago would be required to maintain a certain level of cash at the closing of any potential transaction. As a consequence and part of any such transaction, the NYSE would also have to take steps to reorganize its current corporate structure. Lastly, the parties discussed the governance structure of the combined entity, where current Archipelago directors would occupy a specified number of seats on the board of directors of the combined company and certain officers of Archipelago, including Mr. Putnam, would have a senior management role in the combined company. Throughout the same period, the parties also continued to discuss business diligence.

On April 7, 2005, during the regular annual meeting of the NYSE board of directors, Mr. Thain updated the NYSE board on its ongoing discussions with Archipelago regarding a potential transaction and discussed the potential benefits and risks of such a transaction. Mr. Thain then noted that he would provide detailed reports to the NYSE board in the near future regarding the potential transaction. Mr. Thain also noted that, if the NYSE proceeded to explore this potential transaction, the NYSE would need to engage the services of an investment bank to advise the NYSE board with respect to the valuation of the transaction. The consensus of the NYSE board was to explore the potential of a transaction and that the investment banking firm Lazard Frères & Co. LLC. ("Lazard") would be an appropriate choice to act as its financial advisor and to advise it with respect to valuation. The NYSE board selected Lazard because of its expertise and reputation in investment banking and mergers and acquisitions and its independence with respect to the proposed transaction. In this last regard, although the NYSE has entered into various commercial arrangements with certain subsidiaries and affiliates of Lazard, Lazard has performed no previous financial advisory work for, nor previously received any fees from, the NYSE or Archipelago. The NYSE board of directors took into account that other investment banks otherwise qualified to act as financial advisor beneficially held multiple NYSE memberships, were listed on the NYSE, had current or past representation in NYSE governance, were more directly involved in greater trading activities on the NYSE either directly or through affiliates, and were more pervasively overseen by NYSE Regulation. Certain arrangements between the NYSE, Archipelago and Lazard, including their respective subsidiaries and affiliates, are further described under "The Mergers—Certain Relationships and Related-Party Transactions."

On April 8, 2005, the NYSE engaged Lazard to act as its financial advisor, to assist in the evaluation of a potential transaction with Archipelago and to deliver an opinion to the NYSE board of directors as to whether the consideration to be received by the NYSE members in the proposed transaction was fair to such members from a financial point of view.

On April 11, 2005, Archipelago engaged investment banking firm Greenhill & Co., LLC ("Greenhill") to provide advisory services and to render an opinion to the Archipelago board of directors as to the fairness, from a financial point of view, of the consideration to be received by the Archipelago stockholders in connection with the proposed transaction. The consensus of the Archipelago board was that Greenhill would be an appropriate choice to act as its financial advisor and to advise it with respect to valuation. The Archipelago board selected

Greenhill because of Greenhill's expertise and reputation in investment banking and mergers and acquisitions and its independence with respect to the proposed transaction. In this last regard, Greenhill has performed no previous financial advisory work for, nor previously received any fees from, the NYSE or Archipelago. Shares of common stock of Greenhill & Co., Inc., the parent company of Greenhill, are listed on the NYSE. In that regard, Greenhill & Co., Inc. has paid in the past, and currently pays, regular listing fees to the NYSE pursuant to a standard listing agreement. This relationship between NYSE and Greenhill is also described under "The Mergers—Certain Relationships and Related-Party Transactions."

On April 11, 2005, at a special meeting of the Archipelago board of directors, Archipelago's management updated the directors on the terms of the possible transaction with the NYSE. At the beginning of the meeting, representatives of Goldman Sachs informed the board about the history and status of discussions with the NYSE, but were not present for the remainder of this meeting. Also present at that meeting were representatives of Greenhill and Sullivan & Cromwell. At that meeting, Greenhill also discussed with the Archipelago directors the proposed schedule leading up to the possible signing of a definitive merger agreement with the NYSE. With respect to the proposed terms of a potential transaction with the NYSE, the Archipelago board discussed the number of seats on the board of directors of the combined company that Archipelago would have the right to designate, and whether Archipelago executives would be provided senior management positions in the combined company. In addition, the Archipelago board discussed the NYSE's plan to achieve the financial results set forth in the pro forma financial profile that had been prepared jointly by Archipelago and the NYSE. Finally, the Archipelago board requested that a delegation of Archipelago directors meet with Mr. Thain to discuss these issues and others related to the potential combination with the NYSE. On April 12, 2005, three Archipelago directors—Richard C. Breeden, Mr. Ford and Robert G. Scott—met with Mr. Thain to discuss these issues.

On April 13, 2005, Ms. Butte met with representatives of Lazard for a discussion of the financial model and assumptions to be used in Lazard's analysis of the pro forma financial impact of the potential combination between the NYSE and Archipelago. That same day, the NYSE, through Wachtell Lipton, delivered a revised draft of the merger agreement to Archipelago, through Sullivan & Cromwell, for review and negotiation.

On April 13, 2005, the Archipelago board of directors held a special telephonic meeting to receive an update from Archipelago management, and from representatives of Greenhill and Sullivan & Cromwell, on the progress of the negotiation of the merger agreement and related documentation.

From April 13 through April 20, 2005, representatives of the NYSE and Archipelago continued to negotiate terms of the draft merger agreement and related documents, including the support and lock-up agreements with certain Archipelago stockholders. At the same time, representatives of the NYSE, Archipelago, Lazard, Greenhill, Wachtell Lipton and Sullivan & Cromwell continued their due diligence investigations, and held due diligence meetings and telephone conferences, with respect to each other's business, legal, regulatory, technology and other matters.

On April 15, 2005, the NYSE board of directors met in a special meeting to receive additional information regarding the ongoing discussions with respect to a potential transaction with Archipelago. Senior members of the NYSE management team and Wachtell Lipton, as well as the proposed independent counsel to the board, O'Melveny & Myers LLP also attended. The NYSE board reviewed with management and Wachtell Lipton various aspects of the proposed transaction, including the potential terms of the proposed transaction from the point of view of the NYSE members, the proposed management team and business strategy of the combined company if the proposed transaction were completed, the proposed support and lock-up agreements that would be sought from Mr. Putnam and Archipelago's two largest stockholders—General Atlantic and Goldman Sachs Group—and a potential corporate structure that might be appropriate if the proposed combination took effect, including the proper role, status and governance of NYSE Regulation. The NYSE board then approved the engagement of O'Melveny & Myers as independent counsel to the board, to advise the board regarding its fiduciary duties and responsibilities during its consideration of the potential transaction. The chairman also informed the board that the NYSE had engaged Lazard as its financial advisor to review and value the proposed

transaction and render an opinion as to the fairness of the consideration to be received by the NYSE members in the transaction. For a description of this fairness opinion, see "The Mergers—Opinion of the NYSE's Financial Advisor."

On April 15, 2005, the NYSE and Archipelago amended their respective letter agreements with Goldman Sachs entered into in February 2005 and described above—pursuant to which Goldman Sachs agreed to assist both companies in exploring a potential strategic transaction with each other—to agree on the fees that each company would pay to Goldman Sachs in connection with its engagement. As with the preliminary agreement between Goldman Sachs and the NYSE, the amendment to the letter agreement between Goldman Sachs and the NYSE was negotiated and entered into under the supervision of the chairman of the NYSE board of directors, who was then Marshall N. Carter. Each of the NYSE and Archipelago agreed to pay Goldman Sachs a transaction fee of $3.5 million in cash upon consummation of a transaction or, in the event the transaction is terminated or not consummated, a transaction fee to be mutually agreed upon between the NYSE or Archipelago, respectively, and Goldman Sachs. Each of the NYSE and Archipelago also agreed to reimburse Goldman Sachs periodically (upon request, and upon consummation of the transaction or upon termination of services) for one-half of Goldman Sachs' reasonable out-of-pocket expenses, including the fees and disbursements of attorneys, plus any sales, use or similar taxes. The remaining terms of the separate letter agreements remained unaffected and as described above.

On April 15, 2005, Ms. Butte and Mr. Chai held a telephonic meeting with representatives of Lazard, Greenhill and Goldman Sachs to discuss the financial model and assumptions to be used in the analysis of the pro forma financial impact of the potential combination.

On April 18, 2005, the Archipelago board of directors held a special meeting at which it considered the progress of the negotiations of a possible transaction with the NYSE. At the beginning of the meeting, representatives of Goldman Sachs informed the board about the progress of discussions with the NYSE but were not present for the remainder of this meeting. The Archipelago board then received presentations from Archipelago's management, Greenhill and Sullivan & Cromwell on the status of the major outstanding issues in the merger agreement and related documents and the overall progress of the transaction. The Archipelago board was informed that the NYSE had agreed that Archipelago would have the right to designate three members of the board of directors of the combined company (which designees would be agreed upon by the NYSE and would satisfy the director independence requirements of the NYSE), and that NYSE management had agreed that Mr. Putnam would be a president and co-chief operating officer in charge of, among other things, electronic platform, options and new products, and that he would be a direct report to the chief executive officer of the combined company. The Archipelago board was also advised that NYSE management had agreed that Mr. Chai, the chief financial officer of Archipelago, and Kevin J.P. O'Hara, the chief administrative officer, general counsel and corporate secretary of Archipelago, would be, respectively, the chief financial officer and co-general counsel of the combined company, and that other members of Archipelago's senior management team also would be employed in appropriate positions. The Archipelago board also received a report on a merger planning committee that would be formed to plan for integrating the operations of the NYSE and Archipelago after closing. The Archipelago board also received an update from Sullivan & Cromwell on the negotiations of the draft merger agreement and related documentation, including with respect to the circumstances in which the Archipelago board could consider alternative transactions that it may regard as superior to the NYSE transaction and the support and lock-up agreements that the NYSE had requested from certain major Archipelago stockholders to support the transaction with the NYSE.

On April 18, 2005 and April 19, 2005, the NYSE board of directors held special meetings to deliberate further on the proposed transaction, with representatives of senior management and the NYSE's financial and legal advisors, as well as the board's independent counsel, also present. At the April 18, 2005 meeting, the board's independent counsel discussed in detail the board's fiduciary duties and responsibilities, best practices with respect to due diligence and the standards that the board should consider in evaluating the proposed transaction. Representatives from Lazard presented a financial analysis of the proposed transaction, summarized

the current industry landscape and the outlook for securities exchanges generally, including competitive trends, the impact of globalization and potential for future consolidation, reviewed Archipelago's business model and financial statements, and responded to comments and questions from members of the board. During its discussion, the NYSE board noted the importance of keeping in step with emerging industry trends and recognized the potential strategic advantages of acquiring Archipelago's electronic trading platform, including an enhanced capacity to expand existing products and services such as trading fixed income instruments and to expand into new products and services such as trading options. The NYSE board also discussed the uncertainties and risks associated with the proposed transaction, including the challenges that would be encountered in combining the cultures and the operations of the NYSE and Archipelago and in addressing the different resiliency of Archipelago's trading platform. The NYSE's independent auditor, PricewaterhouseCoopers LLP, reported on its review of Archipelago's accounting practices and its financial statements and data. The NYSE board discussed the potential financial benefits that the proposed transaction might deliver to the NYSE members. The board also continued its discussion from its April 15, 2005 meeting regarding the proposed corporate, regulatory and governance structure of the entities that would result from the proposed transaction, including the status of NYSE Regulation and the regulatory approvals that would be required to consummate the proposed transaction and the composition of the board of directors of the combined entity. The NYSE board also reviewed the status of negotiations with Archipelago. At its meeting on April 19, 2005, the board also conducted an extensive executive session.

At the April 19, 2005 meeting, the NYSE board of directors received a number of presentations and responses from management which covered legal, financial and operational matters, including information in response to questions previously raised by NYSE directors. At that meeting, representatives of Wachtell Lipton updated the NYSE board of directors on the status of negotiations with Archipelago and reviewed with it the key provisions of the draft merger agreement being negotiated to effect the proposed transaction with Archipelago, including the consideration that would be received by NYSE members and Archipelago stockholders in the proposed transaction, the conditions that must be fulfilled for the transaction to be consummated, the proposed transfer restrictions that would be imposed on shares of stock of the combined company that NYSE members and certain Archipelago stockholders would receive as consideration in the proposed transaction, and the circumstances in which the NYSE board of directors could consider alternative transactions that it may regard as superior to the proposed transaction. The NYSE board was also informed that the proposed agreement contained a termination fee of $30 million and expense reimbursement of up to $10 million, payable by either party to the other in the event that the party terminated the merger agreement to accept an alternative proposal that its board deemed superior for the NYSE members (in the case of the NYSE) or the Archipelago stockholders (in the case of Archipelago) after consulting with its financial and legal advisors, and under certain other circumstances. The NYSE board then discussed at length the strategic aspects and advantages and risks of the proposed transaction, including the benefits that it would provide to NYSE members, the challenges that would be encountered in combining the cultures and the operations of the NYSE and Archipelago, technological aspects of Archipelago's trading platform, the legal structure of the combined entity and its relationship to NYSE Regulation, and the possible allocation to NYSE employees of up to 3.5% of the stock of the combined entity as part of an equity incentive program. Representatives from Lazard then presented updated financial analyses of the proposed transaction and indicated that, as of the date of the meeting, Lazard was prepared to deliver an opinion that the consideration to be received by NYSE members in the proposed mergers was fair to the NYSE members from a financial point of view. The NYSE board also reviewed and considered, with the NYSE's financial and legal advisors, the factors described under "The NYSE's Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors," as well as regulatory approval risks, the process of SEC review of the proposed transaction and risks, such as non-consummation or failure of integration, in connection with the proposed transaction. The NYSE board conducted an executive session to discuss further the potential advantages and disadvantages of a transaction with Archipelago and its proposed terms. On April 19, 2005, Mr. Thain met with Mr. Ford. At that meeting, they discussed the general terms of a possible transaction between the NYSE and Archipelago.

On April 20, 2005, the Archipelago board of directors held a special meeting to consider the proposed transaction with the NYSE. Greenhill, as Archipelago's financial advisor, presented a financial overview of the

proposed transaction with the NYSE and rendered its oral opinion to the Archipelago board of directors, subsequently confirmed in writing, that, as of April 20, 2005 and based upon and subject to the limitations and assumptions stated in its opinion, the merger consideration to be received by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) was fair, from a financial point of view, to the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders). Greenhill's opinion is further described under "The Mergers—Opinion of Archipelago's Financial Advisor." The Archipelago board of directors also received presentations from Archipelago management and Sullivan & Cromwell on the terms of the draft merger agreement and related documentation. The board was informed about provisions in the draft merger agreement, including that a termination fee of $30 million and expense reimbursement of up to $10 million are payable by either party to the other in the event that the party terminated the merger agreement to accept an alternative proposal that its board deemed superior for Archipelago's stockholders (in the case of Archipelago) or the NYSE members (in the case of the NYSE) after consulting with its financial and legal advisors, and under certain other circumstances. Following deliberations, the Archipelago board of directors unanimously approved the proposed merger with the NYSE on the terms set forth in the draft merger agreement, approved, adopted and declared advisable the merger agreement and resolved to recommend that Archipelago's stockholders vote in favor of the adoption of the merger agreement and the transaction with the NYSE. The board then authorized management to finalize the merger agreement consistent with its instructions.

On April 20, 2005, the NYSE board of directors held another special meeting to discuss the proposed transaction. At this meeting, the NYSE board of directors received presentations from NYSE management and Wachtell Lipton on the terms of the draft merger agreement and the support and lock-up agreements. In addition, representatives from Lazard orally confirmed Lazard's opinion, which was subsequently confirmed in writing, that as of April 20, 2005, and based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, the consideration to be received by NYSE members in the proposed mergers was fair to the NYSE members from a financial point of view. Following deliberations and reviewing all aspects of the proposed transaction that it deemed relevant (for a description of these aspects, see "The NYSE's Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors"), the NYSE board of directors unanimously approved the proposed transaction and authorized management to enter into the merger agreement and the support and lock-up agreements.

Effective as of April 20, 2005, each of the NYSE and Archipelago executed the merger agreement, and the NYSE and certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam (each as Archipelago stockholders) executed the three support and lock-up agreements. On the afternoon of April 20, 2005, the NYSE and Archipelago issued a joint press release announcing the transaction.

The merger agreement, dated as of April 20, 2005, did not provide the NYSE members with the cash election or the stock election described in this document. In addition, under that version of the merger agreement, as well as under the April 20, 2005 support and lock-up agreements with the investment entities affiliated with General Atlantic and Goldman Sachs Group, the transfer restrictions that would be imposed on shares of NYSE Group common stock issued to the NYSE members and the investment entities affiliated with General Atlantic and Goldman Sachs Group would expire in three equal installments on the third, fourth and fifth anniversaries of the completion of the mergers, unless the NYSE Group board, in its discretion, removed these transfer restrictions, in whole or in part, on an earlier date. The April 20, 2005 support and lock-up agreement with the investment entities affiliated with General Atlantic also provided that, if the NYSE Group board did not remove the transfer restrictions from any shares of NYSE Group common stock on or prior to the first anniversary of the mergers, then General Atlantic could require the NYSE Group board, on one occasion between the first and second anniversaries of the mergers, to remove the transfer restrictions from up to one-third of the shares of NYSE Group common stock that General Atlantic received in the Archipelago merger. Furthermore, under the April 20, 2005 support and lock-up agreement, if, on or prior to the second anniversary of the mergers, the NYSE Group board had not on at least two occasions removed the transfer restrictions from any shares of NYSE Group common stock, then General Atlantic could require the NYSE Group board, on one occasion between the second

and the third anniversaries of the mergers, to remove the transfer restrictions from up to two-thirds of the shares of NYSE Group common stock that General Atlantic received in the Archipelago merger. If General Atlantic exercised this demand right, the transfer restrictions would be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members and by Goldman Sachs Group.

On July 20, 2005, the merger agreement was amended and restated to, among other things, provide for the cash election and stock election to the NYSE members, shorten the duration of transfer restrictions applicable to the shares of NYSE Group common stock received by the NYSE members in the mergers so that they expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, and provide for the applicable subsidiaries of the NYSE and Archipelago to become parties to the merger agreement. On the same date, the support and lock-up agreements were amended and restated to evidence the continued obligations of the parties under those agreements even though the merger agreement had been amended and restated. In addition, the amended and restated support and lock-up agreements applicable to the investment entities affiliated with General Atlantic and Goldman Sachs Group clarified that the transfer restrictions that would apply to the NYSE Group common stock received by those entities would expire in three equal installments on the first, second and third anniversaries of the completion of the mergers. Furthermore, because the transfer restrictions would expire on the first, second and third anniversaries of the completion of the mergers, the amended and restated support and lock-up agreement with the entities affiliated with General Atlantic eliminated General Atlantic's right to demand an early removal of the transfer restrictions imposed on its shares of NYSE Group common stock. For a description of the merger agreement and the support and lock-up agreements, see "The Merger Agreement" and "The Support and Lock-Up Agreements," respectively.

The NYSE's Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors

On April 20, 2005, the NYSE board of directors determined, by unanimous vote, that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of the NYSE and its members and approved and adopted the merger agreement. **The NYSE board of directors unanimously recommends that NYSE members vote "FOR" the approval and adoption of the merger agreement at the NYSE special meeting of members.**

In approving the merger agreement, the NYSE board of directors considered a number of factors, including the ones discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the NYSE board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The NYSE board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the NYSE's reasons for the proposed merger with Archipelago and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

In reaching its decision, the NYSE board of directors consulted with NYSE management with respect to strategic, operational and regulatory matters, as well as with its outside legal counsel and financial advisors and the board's special counsel.

Financial Terms; Continued Interest in the Combined Company. The NYSE board of directors noted that 70% of the shares of the combined company, NYSE Group, would be allocated to the NYSE members and its employees. As to employees, it noted that the NYSE was entitled to grant, or reserve for future grant, up to 5% of these shares (or 3.5% of the total outstanding NYSE Group common stock) to NYSE employees, with these grants to be on terms and conditions determined by the NYSE. The remainder of the shares would be issued to the NYSE members in the mergers. Because NYSE members would receive a fixed percentage of the combined company, the NYSE board of directors understood that the value of the stock portion of the merger consideration to the NYSE members would depend on the value of the assets of the NYSE and Archipelago, on a combined

basis, at the time of the mergers. The NYSE board of directors believed that the combined value of these assets, as well as the benefits of an expedited conversion from a not-for-profit entity into a for-profit, publicly traded entity, would result in the stock portion of the merger consideration to the NYSE members, together with the cash portion of the merger consideration, to be substantially in excess of the sales prices of NYSE memberships prior to the announcement of the proposed mergers. In this regard, the NYSE board of directors considered the information presented by, and the opinion of, Lazard Frères & Co. LLC, the NYSE's financial advisor. See "The Mergers—Opinion of the NYSE's Financial Advisor."

Opportunity to Participate in a Stronger Combined Company After the Mergers. Because NYSE members and employees would own 70% of the outstanding capital stock of NYSE Group, on a diluted basis, upon completion of the mergers, NYSE members would have the opportunity to participate in the future performance of the combined company. In this regard, the NYSE board of directors noted that:

- the transaction would combine the world's largest equities market, possessing one of the most recognizable brand names, with the first open, all-electronic stock market in the United States, thereby creating a strong, dynamic and innovative enterprise that would be capable of meeting the demands of investors, traders and issuers throughout the world;

- the transaction would combine an auction market with all-electronic trading functionality, offering traders and investors a choice between physically-convened and electronically-convened trading;

- the combined company would be a preeminent global marketplace, well suited to compete with other public exchanges worldwide and expand its reach to compete with global players such as the London Stock Exchange plc, Euronext N.V. and the Deutsche Börse Group;

- the transaction would combine the NYSE's strong reputation, long history and established brand with Archipelago's culture of technological innovation, customer and stockholder focus, and growth;

- the combined company would be led by a strong, experienced management team, including senior management of Archipelago, which would assist in introducing a for-profit culture in the combined company;

- the transaction would improve each company's ability to offer its customers deep liquidity, low transaction costs, and best bid and offer prices;

- the transaction would combine the NYSE's leadership in trading listed equity securities with Archipelago's strong position in trading Nasdaq-listed securities and exchange-traded funds, and Archipelago's electronic platform that would permit the combined company to trade options (particularly in light of Archipelago's pending acquisition of PCX Holdings) and other derivatives, which would create a diversified business model for the combined company;

- the combined company would be able to compete in the listing of smaller companies that do not meet the NYSE's listing standards;

- the combined company would be able to offer customers extended trading hours and provide expanded opportunities for international listings and for competing more effectively with non-U.S. securities exchanges;

- the combined company would provide an attractive alternative to investors, traders and issuers by offering the highest levels of market quality and service through a stronger and broader platform for trading equities, options and other derivatives, a promise of innovation, greater choice, new and differentiated opportunities and the highest standards of integrity, transparency and disclosure;

- the combined company would be better able to develop new market data products;

- the combined company would have an enhanced ability to compete both domestically and internationally with other securities exchanges, many of which have demutualized and become for-profit, public entities; and

- in addition to creating a leading player in global markets, the merger would provide for significant opportunities for cost saving by eliminating duplicative activities and realizing synergies between the business of Archipelago and the NYSE, while at the same time realizing significant revenue growth opportunities, thereby driving meaningful and long-term stockholder value;

- the combined company would have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for customers;

- the separation of NYSE Regulation from the for-profit entities of NYSE Group and NYSE Regulation's continued status as a not-for-profit entity would help to enable NYSE Group and its subsidiaries to maintain their regulatory standards and comply with their obligations as SROs;

- with the exception of NYSE Regulation, the combined company would be a for-profit entity, rather than a not-for-profit entity, which would increase its capability to invest in its growth both internally and through acquisitions, and increase its focus on efficiency and cost reduction;

- as a public, listed company, NYSE Group would have improved access to capital, and the ability to engage in future transactions using its stock as acquisition currency; and

- the transaction would advance the NYSE's vision of becoming a one-stop marketplace for investors, traders and issuers worldwide.

Alternatives to the Mergers and Advantages of a Combination with Archipelago. The NYSE board of directors considered a number of strategic alternatives available to the NYSE, including:

- remaining a not-for-profit entity;

- converting into a for-profit entity (both with and without becoming a public company);

- pursuing one or more acquisitions of other U.S. or non-U.S. exchanges;

- exploring alliances and joint ventures with other entities; and

- developing its own fully electronic exchange similar to the exchange operated by Archipelago.

After discussing these strategic alternatives (see "The Mergers—Background of the Mergers") and comparing these strategic alternatives to the proposed mergers leading to a combination with Archipelago, the NYSE board of directors concluded, based on its familiarity with the securities trading markets and general industry, economic and market conditions, both historical and prospective, and based on presentations by NYSE management and legal and financial advisors, that the merger agreement represented the most desirable strategic alternative available at this time for the NYSE. In reaching this conclusion, the NYSE board of directors reviewed and took into consideration:

- the information concerning the NYSE's and Archipelago's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

- the current and prospective economic and competitive environment facing the securities industry and the NYSE in particular, including the anticipated consolidation in the industry and the competitive effects of this consolidation on the NYSE;

- the historical market prices, volatility and trading information with respect to NYSE memberships and Archipelago common stock;

- the risks and uncertainties associated with the strategic alternatives available to the NYSE, including the rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes;

- the strong strategic fit between the NYSE Hybrid Market[SM] initiative and Archipelago's electronic trading capability and Archipelago's strength in the over-the-counter and exchange-traded funds markets and its potential to expand into options and other derivatives markets;

- the NYSE's likely inability to overcome the lead in time and trading paradigm that it had conceded to its competitors in the electronic trading of exchange-traded funds and options;

- the appropriate alternative structures for the regulatory functions of the NYSE;

- the material terms of the merger agreement and the support agreements and lock-up agreements (see "The Merger Agreement" and "Support and Lock-Up Agreements"), including the nature and scope of the closing conditions and the ability of the NYSE board of directors to terminate the merger agreement with Archipelago to pursue an alternative proposal that it deems superior for NYSE members; and

- the view of the board of directors that the satisfaction of the conditions to completion of the mergers was probable within a reasonable period of time.

Opinion of Financial Advisor. Lazard Frères & Co. LLC, the NYSE's financial advisor, made presentations to the NYSE board of directors concerning financial aspects of the proposed mergers and the various strategic alternatives available to the NYSE, and delivered its oral opinion, later confirmed in writing, that as of the date of that opinion, based upon and subject to the assumptions, conditions, limitations and other matters set forth in its opinion, the consideration to be received by NYSE members in the mergers was fair to the NYSE members from a financial point of view (see "The Mergers—Opinion of the NYSE's Financial Advisor").

Tax-Free Treatment. It is anticipated that the portion of the consideration to be received by the NYSE members in the mergers in the form of shares of NYSE Group common stock will be tax-free to the NYSE members for U.S. federal income tax purposes, although the NYSE board of directors was also mindful of the fact that any merger consideration received by the NYSE members in the form of cash generally would be taxable for U.S. federal income tax purposes (see "The Mergers—Material U.S. Federal Income Tax Consequences").

Lock-Up of NYSE Group Common Stock. The NYSE board of directors also explored whether the NYSE Group common stock issued to the NYSE members and certain Archipelago stockholders in the mergers should be subject to transfer restrictions that would expire in three equal installments on the third, fourth and fifth anniversaries of the mergers (which has been subsequently amended to the first, second and third, respectively, anniversaries of the mergers), unless the NYSE Group board of directors determined to remove these transfer restrictions, in whole or in part, on an earlier date. The NYSE board of directors believed that these transfer restrictions were necessary to prevent an immediate and uncontrolled distribution of NYSE Group common stock after completion of the mergers, which could cause a substantial decline in the stock price. The NYSE board of directors believed that such a decline, in addition to adversely affecting the NYSE Group stockholders, could impair the ability of NYSE Group to use its stock for future acquisitions and other purposes. The NYSE board of directors therefore believed that a controlled and orderly removal of these transfer restrictions would benefit NYSE Group and all of its stockholders, including those who were NYSE members immediately prior to the mergers. In considering these transfer restrictions, the NYSE board of directors also noted that the NYSE Group common stock issued in the mergers to investment entities affiliated with General Atlantic and Goldman Sachs Group, the two largest Archipelago stockholders, would be subject to similar transfer restriction provisions. For a description of these transfer restrictions, see "The Merger Agreement—Post-Closing Transfer Restrictions on NYSE Group Common Stock" and "Support and Lock-up Agreements." The NYSE board of directors believed that it was not necessary to impose transfer restrictions on the NYSE Group common stock issued in the mergers to the remaining Archipelago stockholders (which, together, hold approximately 60% of the outstanding Archipelago common stock) because their shares of Archipelago common stock were already generally freely transferrable.

Reservation of NYSE Group Common Stock to NYSE Employees. The NYSE board of directors also noted that the merger agreement provided the NYSE with the flexibility to grant, or reserve for future grant, up to 3.5%

of the total outstanding shares of NYSE Group to current NYSE employees. The NYSE board of directors believed that equity-based awards of NYSE Group common stock should be issued (or reserved for issuance) to current NYSE employees in order to provide them with incentives to continue to provide effective services to the combined company after the mergers and to align employee interests with shareholder interests.

The NYSE board of directors also considered the following potentially negative factors associated with the mergers:

- the possibility that regulatory or governmental authorities might seek to impose conditions on or otherwise prevent or delay the merger, including the risk that they might require NYSE Regulation to be completely separated from the combined company;

- the risks and costs to the NYSE if the mergers are not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

- the risk that the potential benefits of the mergers may not be fully or partially realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of the NYSE and Archipelago;

- the risk that Archipelago's pending acquisition of PCX Holdings would not be completed and, if completed, the risks and challenges with integrating the operations and businesses of PCX Holdings;

- the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with the mergers and integrating the companies;

- the risk that certain members of NYSE senior management or Archipelago senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

- the potential challenges and difficulties relating to integrating the operations of the NYSE and Archipelago;

- the restrictions on the conduct of the NYSE's business prior to the completion of the mergers, requiring the NYSE to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent the NYSE from undertaking business opportunities that may arise pending completion of the mergers;

- the requirement that the NYSE submit the merger agreement to its members for approval in certain circumstances, even if the NYSE board of directors withdraws its recommendation, which could delay or prevent the NYSE's ability to pursue alternative proposals if one were to become available;

- the risk that either the NYSE members or the Archipelago stockholders may fail to approve the mergers;

- the requirement that each of the NYSE and Archipelago pay to the other party a termination fee and expense reimbursement of up to $40 million in the aggregate if the merger agreement were to be terminated and if, during specified periods thereafter, the NYSE or Archipelago were to enter into an agreement for a superior transaction or for an alternative transaction involving the acquisition of either party by a third party, or if either party consummates a merger or other business combination with a third party (see "The Merger Agreement—Termination");

- the risk that because the exchange ratio for the stock portion of the consideration to be paid in aggregate to the NYSE members is fixed and any election to receive cash consideration is subject to proration, the value of the merger consideration to NYSE members receiving NYSE Group common stock in the mergers could fluctuate;

- that some officers and directors of the NYSE have interests in the mergers as individuals in addition to, and that may be different from, the interests of NYSE members (see "The Mergers—Interests of Officers and Directors in the Mergers");

- the fees and expenses associated with completing the transaction; and

- various other risks associated with the mergers and the business of the NYSE, Archipelago and the combined company described under "Risk Factors."

The NYSE board of directors believed and continues to believe that these potential risks and drawbacks are greatly outweighed by the potential benefits that the NYSE board expects the NYSE and its members to achieve as a result of the proposed mergers.

In considering the proposed mergers, the NYSE board of directors was, and is, aware of the interests of certain officers and directors of the NYSE in the merger, described under "The Mergers—Interests of Officers and Directors in the Merger."

The foregoing discussion addresses the material information and factors that the NYSE board of directors reviewed in its consideration of the mergers. The NYSE board, with its independent counsel present, conducted numerous discussions of the factors discussed above, including asking questions of NYSE management and the NYSE's financial and legal advisors (as well as the board's legal advisors). In view of the variety of factors and the amount of information considered, the NYSE board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, the NYSE board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any individual factor, was favorable or unfavorable to its ultimate determination. The NYSE board made its determination after considering all of the factors as a whole, and individual members of the board may have given different weights to different factors.

Archipelago's Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors

On April 20, 2005, the Archipelago board of directors determined, by unanimous vote, that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Archipelago and its stockholders, approved the merger with the NYSE and the other transactions contemplated by the merger agreement, and approved and adopted the merger agreement. **The Archipelago board of directors unanimously recommends that Archipelago stockholders vote FOR the approval and adoption of the merger agreement at the Archipelago special meeting of stockholders.**

In approving the merger agreement, the Archipelago board of directors considered a number of factors, including the ones discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the Archipelago board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Archipelago board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Archipelago's reasons for the proposed merger with the NYSE and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

In reaching its decision, the Archipelago board consulted with Archipelago's management with respect to strategic, operational and regulatory matters and was advised by Sullivan & Cromwell, Archipelago's legal counsel, with respect to the merger agreement and the transactions contemplated by the merger agreement. Archipelago also engaged investment banking firm Greenhill to provide advisory services and to render an opinion to the Archipelago board of directors as to the fairness, from a financial point of view, of the consideration to be received by the Archipelago stockholders in connection with the merger.

The Archipelago board of directors identified a number of factors that it believed would contribute to the success of the combined enterprise, including that:

- the combination of the NYSE, the world's largest equities market, and Archipelago, the first open, all-electronic stock market in the United States, would create a strong, dynamic and innovative enterprise which would be capable of meeting the demands of investors, traders and issuers throughout the world;

- Archipelago would be able to combine its culture of technological innovation, customer and stockholder focus and growth with the NYSE's leading reputation, long history and established brand;

- the merger would bring together the strength of the NYSE's auction market and the speed and entrepreneurialism of Archipelago into a preeminent global marketplace well suited to compete with other public exchanges worldwide and expand its reach to compete with global players, such as the London Stock Exchange plc, Euronext N.V. and the Deutsche Börse Group;

- joining the NYSE's leadership in trading listed equity securities with Archipelago's strong position in trading Nasdaq-listed securities and an electronic platform for trading exchange-traded funds, options (particularly in light of Archipelago's proposed acquisition of the options business of the Pacific Exchange) and other derivatives, would create a diversified business model for the combined company, ensuring its ability to grow into, and compete using, new products and services, such as a fixed-income business and a second brand to list companies that do not meet NYSE listing requirements;

- the combined enterprise would provide an attractive alternative to investors, traders and issuers by offering the highest levels of market quality and service through a stronger and broader platform for trading equities, options and other derivatives, a promise of innovation, greater choice, new and differentiated opportunities and the highest standards of integrity, transparency and disclosure;

- in addition to creating a leading player in global markets, the merger provides for significant opportunities for cost saving by eliminating duplicate activities and realizing synergies between the business of Archipelago and the NYSE, while at the same time realizing significant revenue growth opportunities, thereby driving meaningful and long-term stockholder value;

- the belief of the Archipelago board of directors that NYSE management shares a common vision with Archipelago and its management for creating the premier global financial marketplace and, as a result, that the chances of the combined enterprise meeting or exceeding these operational and financial expectations, including the expense synergy expectations, were good and that meeting or exceeding those expectations could translate into stockholder value growth;

- the combined company would be led by a strong, experienced management team, which would include Gerald D. Putnam, the chairman of the board of directors and chief executive officer of Archipelago, and other senior Archipelago executives, assuring the continuity of the cultural values and vision that drove Archipelago as a stand-alone company;

- the current senior management of Archipelago would have a significant role on the merger planning committee that will oversee the integration of the NYSE and Archipelago after closing, including ensuring that the two companies take the necessary steps to position the combined enterprise to maximize the available revenue growth and expense savings opportunities;

- the results of an examination of Archipelago's long-term strategic alternatives, during which the Archipelago board of directors considered a variety of transactions available to Archipelago as an independent company—including continuing to execute its existing business plan after integrating the operations and options business of the Pacific Exchange, pursuing organic growth, making additional potential acquisitions, as well as a sale of Archipelago—and the board's conclusion that the merger with the NYSE represented a more feasible and desirable path to diversification of business, geographically and by product areas, over the alternatives (particularly given the limited universe of strategic partners available in Archipelago's business);

- under the terms of the transactions contemplated by the merger agreement, the Archipelago stockholders would be entitled to receive 30% of the equity of the combined enterprise, a figure that was the result of extensive discussions between Archipelago and the NYSE;

- the opinion to the Archipelago board of directors, dated April 20, 2005, of Greenhill, as Archipelago's financial adviser, to the effect that, as of the date of the opinion, the merger consideration to be received by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) was fair, from a financial point of view, to such stockholders;

- the merger with the NYSE would advance Archipelago's ultimate vision of a one-stop marketplace for investors, traders and issuers worldwide;

- the merger was structured to permit the tax-free exchange of shares of Archipelago common stock for shares of NYSE Group common stock;

- the terms and conditions of the merger agreement and the transactions contemplated in the merger agreement, including the nature and scope of the closing conditions and the ability of the Archipelago board of directors to terminate the merger agreement with the NYSE to pursue an alternative proposal that it deems superior for Archipelago's stockholders, after consulting with its financial and legal advisers, as described under "The Merger Agreement"; and

- the view of the Archipelago board of directors that the satisfaction of the conditions to completion of the merger was probable within a reasonable time frame.

In addition to the above factors, in the course of its meetings, the Archipelago board of directors reviewed and considered a wide variety of information relevant to the merger, including:

- the information concerning Archipelago's and the NYSE's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

- the current and prospective economic and competitive environment facing the securities exchange industry and Archipelago in particular, including the anticipated consolidation in the industry and the competitive effects of this consolidation on Archipelago; and

- the historical market prices, volatility and trading information with respect to Archipelago common stock and memberships in the NYSE.

The Archipelago board of directors also identified and considered a number of uncertainties and risks. Those negative factors included:

- the risk that the merger with the NYSE might not be completed in a timely manner or at all and the attendant adverse consequences for Archipelago's business as a result of the pendency of the merger and operational disruption and customer and regulatory concerns;

- the risk that the potential benefits of the merger with the NYSE may not be fully or partially realized, recognizing the many management and regulatory challenges associated with successfully combining the businesses of Archipelago and the NYSE;

- the challenges and difficulties, foreseen and unforeseen, relating to integrating the operations of Archipelago and the NYSE;

- the risks associated with the occurrence of events that may materially and adversely affect the operations or financial condition of the NYSE and its subsidiaries, which may not entitle Archipelago to terminate the merger agreement;

- the risk that either the Archipelago stockholders or the NYSE members fail to approve the transaction;

- the risk that regulators, such as the SEC, may impose significant changes to the current business and market structure of Archipelago and the NYSE as a condition to granting their approval for the transaction;

- the risk of diverting Archipelago management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with the NYSE;

- the risk associated with integrating Archipelago's vision of creating a fully electronic multi-product exchange for equities and options with the NYSE's auction market;

- the possibility of management and employee disruption associated with the transaction and the integration of the two companies' businesses, as well as the operations and options business of the Pacific Exchange, which Archipelago has agreed to acquire in a separate transaction;

- the risk that certain members of NYSE senior management or Archipelago senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

- the risks relating to the NYSE's business and how they would affect the results of operations of the combined company, including but not limited to, the regulatory challenges associated with running the combined enterprise and the continued viability of the margins associated with the NYSE's current business and its prospects for future growth;

- the fact that some directors and officers of Archipelago have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders (see "The Mergers—Interests of Officers and Directors in the Mergers");

- the potential expenses associated with the transaction; and

- various other risks associated with the merger and the businesses of Archipelago, NYSE and the combined company set forth under "Risk Factors."

The Archipelago board of directors weighed the benefits, advantages and opportunities and the risks of not pursuing a transaction with the NYSE against the risks and challenges inherent in the proposed merger. The board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded that the potential benefits outweighed the potential risks of consummating the merger with the NYSE.

After taking into account these and other factors, the members of the Archipelago board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Archipelago and its stockholders, approved the merger with the NYSE and the other transactions contemplated by the merger agreement, and approved, adopted and authorized the merger agreement.

Certain Projections

Neither the NYSE nor Archipelago as a matter of course publicly discloses detailed forecasts or internal projections as to future revenues, earnings or financial condition. However, in the course of their discussions regarding the proposed mergers, as discussed under "The Mergers—Background of the Mergers," the NYSE and Archipelago provided each other with certain business and financial data that the NYSE and Archipelago believe was not publicly available.

NYSE management prepared and delivered to Archipelago management the following projections of the NYSE's net revenues, earnings before interest, taxes, depreciation and amortization (or "EBITDA") and net income for the fiscal years of 2005, 2006 and 2007:

NYSE Projections (1)
($ in millions)

	Year Ended December 31,		
	2005	**2006**	**2007**
Net revenues (2)	$1,062.1	$1,134.5	$1,167.8
EBITDA (3)	$ 107.0	$ 267.0	$ 341.3
Net income	$ 40.2	$ 143.5	$ 195.3

(1) Projection figures assume the following:
    (a) Revenue increases $105 million during 2005-2007. The introduction of new transaction pricing and trading licenses, incremental non-fine regulatory revenue, and new floor and facility fees represent the majority of this cumulative revenue growth.
    (b) Expenses decrease $130 million during 2005-2007. Reduction in operating professional services, headcount reductions from budgeted 2005 year-end figures, and efficiency savings at SIAC represent the majority of these cumulative expense savings.
    (c) NYSE's share of trading volume of NYSE-listed securities is 80.0%, 76.9% and 75.0% in 2005, 2006 and 2007, respectively.

(2) Net revenues equals total revenues less SEC Activity Remittance.

(3) EBITDA equals operating income plus depreciation and amortization.

Archipelago management prepared and delivered to NYSE management the following projections of Archipelago's net revenues, EBITDA and net income for the fiscal years of 2005, 2006 and 2007:

Archipelago Projections (1)
($ in millions)

	Year Ended December 31,		
	2005	**2006**	**2007**
Net revenues (2)	$399.3	$492.0	$571.9
EBITDA (3)	$107.4	$158.9	$213.8
Net income	$ 48.9	$ 72.6	$104.3

(1) Projection figures assume the following:
    (a) Archipelago acquires PCX Holdings as of June 30, 2005, and continues to hold all of the equity interests of Wave Securities.
    (b) Archipelago's share of trading volume of: (i) NYSE-listed securities is 4.2%, 7.1% and 9.1% in 2005, 2006 and 2007, respectively; (ii) Nasdaq-listed securities is 24.5%, 26.0% and 27.5% in 2005, 2006 and 2007, respectively; (iii) American Stock Exchange-listed exchange traded funds is 24.0%, 25.4% and 26.4% in 2005, 2006 and 2007, respectively; and (iv) American Stock Exchange-listed non-exchange traded funds is 3.5%, 5.1% and 7.1% in 2005, 2006 and 2007, respectively.

(2) Net revenues equals total revenues less the cost of providing liquidity.

(3) EBITDA equals operating income plus depreciation and amortization.

NYSE and Archipelago management jointly prepared the following projections of the NYSE/Archipelago combined entity:

Combined Pro Forma Projections (1)
($ in millions)

	Year Ended December 31,	
	2006	**2007**
Net revenues(2)	$1,548.3	$1,660.8
Net income	$ 194.3	$ 302.0

(1) Projection figures assume the following:

    (a) The combined company experiences growth in (i) market volume of NYSE-listed securities of 10.0%, 25.0% and 10.0% in 2005, 2006 and 2007, respectively; (ii) market volume of Nasdaq-listed securities of 10.0% in 2005, 2006 and 2007, respectively; and (iii) market volume of American Stock Exchange-listed securities of -7.8%, -20.0% and 5.0% in 2005, 2006 and 2007, respectively.

    (b) The combined company's share of trading volume of: (i) NYSE-listed securities is 80.0% in each of 2006 and 2007; (ii) Nasdaq-listed securities is 26.0% and 27.5% in 2006 and 2007, respectively; and (iii) American Stock Exchange-listed securities is 30.5% and 33.5% in 2006 and 2007, respectively.

    (c) Archipelago acquires PCX Holdings as of June 30, 2005, and divests Wave Securities prior to 2006.

    (d) The combined company, based on 2005 budgets, generates cost savings of $100 million in 2005-2006 and an additional $100 million of cost savings in 2007. These amounts are inclusive of projected stand-alone cost savings.

    (e) The combined company does not achieve any revenue synergies as a result of the mergers.

    (f) A pro forma corporate tax rate of 41.5%, but tax rate on the interest income from half of excess cash is 5% due to investments in municipal tax-free securities.

    (g) 15% of the excess purchase price is allocated to identifiable intangibles and amortized over 5 years.

(2) Net revenues equals total revenues less SEC Activity Remittance and less the cost of providing liquidity.

See cautionary statements regarding forward-looking information under "Forward-Looking Statements."

While these projections were prepared in good faith by NYSE management and Archipelago management, no assurance can be made regarding future events. The estimates and assumptions underlying the projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of the NYSE, Archipelago and will be beyond the control of NYSE Group. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the financial data. Such projections cannot, therefore, be considered a reliable predictor of future operating results, and this information should not be relied on as such. The information in this section was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial data, published guidelines of the SEC regarding forward-looking statements, or U.S. generally accepted accounting principles. In the view of NYSE management and Archipelago management, the information was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on this information.

The prospective financial data included in this document has been prepared by, and is the responsibility of, NYSE management and Archipelago management, as applicable. Neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has examined or compiled the accompanying prospective financial data and, accordingly,

neither PricewaterhouseCoopers nor Ernst & Young expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers reports and the Ernst & Young reports included in this document relate to NYSE's historical financial data and Archipelago's historical financial data, respectively. They do not extend to the prospective financial data and should not be read to do so.

Neither the NYSE, Archipelago nor NYSE Group intends to update or otherwise revise the prospective financial data to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, neither the NYSE, Archipelago nor NYSE Group intends to update or revise the prospective financial data to reflect changes in general economic or industry conditions.

These projections are not included in this document in order to induce any member or stockholder to vote in favor of the approval and adoption of the merger agreement or to acquire securities of NYSE Group or to elect not to seek appraisal for his or her Archipelago common stock.

Opinion of the NYSE's Financial Advisor

Under an engagement letter dated April 10, 2005, the NYSE engaged Lazard Frères & Co. LLC (or "Lazard") to render an opinion to the NYSE board of directors as to the fairness as of the date of the opinion, from a financial point of view, of the cash consideration and the number of shares of NYSE Group common stock to be issued in the mergers to the NYSE members (together, the "NYSE Consideration"). At a meeting of the NYSE board of directors held on April 20, 2005, Lazard rendered its oral opinion, subsequently confirmed in a written opinion dated the same date, that, as of April 20, 2005 and based upon and subject to the matters reviewed with the NYSE board of directors, the NYSE Consideration was fair to the NYSE members from a financial point of view.

This description of Lazard's opinion is qualified in its entirety by reference to the full text of the opinion, which is set forth in Annex E to this document. **NYSE members are urged to read the Lazard opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with rendering its opinion.**

Lazard's opinion is directed to the NYSE board of directors and only addresses the fairness of the NYSE Consideration to the NYSE members from a financial point of view as of the date of the opinion. The Lazard opinion does not address the merits of the underlying decision by the NYSE to engage in the mergers and is not intended and does not constitute a recommendation to any NYSE member as to how he or she should vote with respect to the mergers or any matter relating thereto. At the time that Lazard delivered its opinion to the NYSE board of directors, the merger agreement did not provide for any elections for NYSE members. Lazard did not express any opinion on the effects of the elections or on whether any NYSE member should elect to receive cash or shares of NYSE Group common stock.

The Lazard opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Lazard opinion and that Lazard assumes no responsibility for advising any person of any change in any matter affecting the Lazard opinion or for updating or revising the Lazard opinion based on circumstances or events occurring after the date of the opinion. Without limiting the generality of the foregoing, Lazard expressed no opinion as to the effect on NYSE members of the issuance of additional NYSE memberships after the date of the opinion. In rendering its opinion, Lazard was not authorized to solicit, and did not solicit, third parties regarding alternatives to the mergers, nor was Lazard involved in the negotiation of or any other aspect of the mergers. Lazard did not participate in the negotiation of the NYSE Consideration.

In the course of performing its review and analyses in rendering its opinion, Lazard:

- reviewed the financial terms and conditions of a draft, dated April 20, 2005, of the merger agreement;

- analyzed certain historical publicly available business and financial data relating to the NYSE and Archipelago;

- reviewed various financial forecasts and other data provided to Lazard by the NYSE relating to its businesses, including (1) the NYSE's stand-alone business model, which assumed that the NYSE would convert from a not-for-profit entity into a for-profit entity, and (2) the NYSE's proposed changes in contemplation of or as part of any potential strategic transaction or restructuring (we refer to (1) and (2), collectively, as the "NYSE Stand-Alone Model"), and various financial forecasts and other data provided to Lazard by Archipelago relating to its businesses;

- held discussions with members of the senior management of the NYSE with respect to the businesses and prospects of the NYSE and discussions with members of the senior management of Archipelago with respect to the businesses and prospects of Archipelago;

- reviewed certain information provided to Lazard by the managements of the NYSE and Archipelago relating to estimates of synergies and other estimated benefits of the mergers;

- reviewed public information with respect to certain other companies in lines of businesses that Lazard believed to be generally comparable to the businesses of the NYSE and of Archipelago;

- reviewed the financial terms of certain business combinations involving companies in lines of businesses that Lazard believed to be generally comparable to that of the NYSE and Archipelago and in other industries generally;

- reviewed historical information relating to sales of NYSE memberships and leases of member trading privileges;

- reviewed the historical stock prices and trading volumes of shares of Archipelago common stock; and

- conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for any independent verification of this information or any independent valuation or appraisal of any of the assets or liabilities of the NYSE or Archipelago, or concerning the solvency or fair value of the NYSE or Archipelago. With respect to financial forecasts (including the NYSE Stand-Alone Model), Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgment of the managements of the NYSE and Archipelago as to the future financial performance of the NYSE and Archipelago, respectively. Lazard assumed no responsibility for and expressed no view or opinion as to these forecasts (including the NYSE Stand-Alone Model) or the assumptions on which they were based. Without limiting the generality of the foregoing, Lazard valued the NYSE, and the NYSE memberships, on a stand-alone basis by reference to the NYSE Stand-Alone Model, and Lazard expressed no opinion on the effects of the implementation of the NYSE Stand-Alone Model (or any component of the NYSE Stand-Alone Model, including those described in the following sentence) on the holders of NYSE memberships. In that regard, Lazard noted that (1) one effect of the implementation of the NYSE Stand-Alone Model is that holders of NYSE memberships would no longer have trading privileges by virtue of their ownership of NYSE memberships and (2) in analyzing the value of the NYSE memberships and the NYSE Consideration, Lazard reduced the value to reflect the hypothetical NYSE management equity incentive plan in accordance with the NYSE Stand-Alone Model. In rendering its opinion, Lazard, with the NYSE's consent, assumed no effect on the value of the NYSE Consideration arising from the restrictions on transfer of NYSE Group common stock to be received by the NYSE members in the mergers.

In rendering its opinion, Lazard assumed that the mergers will be consummated on the terms described in the merger agreement, including, among other things, that the mergers will be treated as tax-free reorganizations pursuant to the Internal Revenue Code, without any waiver of any material terms or conditions by the NYSE and that obtaining the necessary regulatory approvals for the mergers will not have an adverse effect on the NYSE, NYSE Group or the benefits expected to be realized from consummation of the mergers. Lazard assumed that the executed merger agreement would conform in all material respects to the draft merger agreement reviewed by Lazard. Lazard also assumed that the acquisition by Archipelago of PCX Holdings would be consummated prior

to the mergers without any amendment or waiver of the existing terms of the agreement for that acquisition, except for amendments or waivers which are immaterial, and references in the Lazard opinion to the businesses and prospects of Archipelago include those of PCX Holdings. Lazard also assumed that the implementation or non-implementation of the NYSE Regulation separation, the "NYSE Market Contribution" and the "SIAC Distribution" (each as defined in the merger agreement) and that any restructuring of the mergers pursuant to Section 2.7 of the merger agreement would not have a material effect on the NYSE, NYSE Group or the benefits expected to be realized from the consummation of the mergers. Lazard did not express any opinion as to any tax or other consequences that might result from the mergers, nor did the Lazard opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood the NYSE obtained such advice as the NYSE deemed necessary from qualified professionals.

Lazard did not express any opinion as to the price at which shares of Archipelago common stock may trade after announcement of the mergers or the price at which shares of NYSE Group common stock may trade subsequent to the completion of the mergers.

The following is a summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. The summary of Lazard's analyses described below is not a complete description of the analyses underlying Lazard's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

No company, transaction or business used in Lazard's analyses as a comparison is identical to the NYSE or Archipelago or the proposed mergers, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Lazard's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. **In order to fully understand Lazard's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard's financial analyses.**

Archipelago Valuation

Market Review. Lazard reviewed share price data for Archipelago for the period commencing with Archipelago's initial public offering on August 12, 2004 and ending on April 18, 2005 and observed that, during this period, the price per share of Archipelago common stock ranged from $11.50 (the initial public offering price) to $22.90. In addition, Lazard reviewed eight analyst reports on Archipelago published between September 15, 2004 and April 18, 2005 and observed that these analysts' price targets for Archipelago common stock ranged from $18.00 per share to $22.50 per share, with a median of $20.00 per share.

Comparable Public Companies. Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to Archipelago. In performing these analyses, Lazard reviewed and analyzed certain

financial data, valuation multiples and market trading data relating to the selected public companies and compared this information to corresponding information for Archipelago. The selected public companies were:

Equity Alternative Trading System (or "ATS") or Electronic Communication Network (or "ECN")

- Nasdaq Stock Market, Inc.

- Instinet Group Incorporated

Non-Equity Exchanges

- Chicago Mercantile Exchange Inc.

- International Securities Exchange Inc.

Trading Companies

- LaBranche & Co. Inc.

- Knight Trading Group, Inc.

- eSpeed Inc.

- Investment Technology Group, Inc.

Using publicly available research estimates and public information, Lazard calculated for the above companies:

- enterprise value (equal to equity value plus net debt) as a multiple of revenues, earnings before interest, taxes, depreciation and amortization (or "EBITDA"), and earnings before interest, taxes and amortization (or "EBITA") for the last twelve months; and

- price per share as a multiple of earnings per share for the last twelve months and for each of 2005 and 2006 (with 2005 and 2006 figures projected based on Institutional Brokers' Estimate System (or "I/B/E/S") median data).

The results of these calculations are set forth in the following table:

	Enterprise Value for the Last Twelve Months as a Multiple of:			Price per Share as a Multiple of Earnings per Share for the Following Periods:		
	Revenue	EBITDA	EBITA	Last Twelve Months	2005E	2006E
Mean Summary Statistics:						
Equity ATS/ECN	1.8x	7.2x	13.2x	38.3x	29.7x	18.6x
Non-Equity Exchanges	6.6	12.9	14.4	28.0	23.4	19.8
Trading Companies	1.4	5.1	6.4	20.9	27.9	19.9
All:						
High	7.3x	12.9x	14.9x	49.4x	46.7x	29.6x
Low	1.0	3.8	4.4	16.1	15.0	13.1
Mean	2.8	7.5	10.1	27.1	27.2	19.5
Median	1.6	6.5	10.4	27.2	26.3	19.8

Lazard derived reference multiple ranges from the foregoing and applied them to the corresponding Archipelago data to arrive at a reference equity value range for Archipelago of $850 million to $1 billion, or $17.84 to $20.99 per share.

Precedent Transactions. Lazard reviewed and analyzed selected recent precedent merger and acquisition transactions involving exchanges, electronic communications networks and derivative trading companies. In

performing these analyses, Lazard analyzed certain financial data and transaction multiples relating to the companies in the selected transactions and compared this information to corresponding information for Archipelago. The precedent transactions were:

Announcement Date	Target	Acquiror
Exchanges		
12/13/04	London Stock Exchange plc (failed)	Deutsche Börse Group
12/1/04	Copenhagen Stock Exchange	OMHEX
5/21/04	National Stock Exchange of Lithuania	OMHEX
5/18/04	Budapest Stock Exchange	Wiener Börse
3/18/02	Riga Stock Exchange	HEX
12/20/01	BVLP	Euronext N.V.
2/28/01	Tallin Stock Exchange	HEX
8/29/00	London Stock Exchange plc	OM Group
ECNs		
5/25/04	Brut	Nasdaq Stock Market, Inc.
6/10/02	Island	Instinet
Derivative Trading Companies		
10/29/01	LIFFE	Euronext N.V.
5/1/01	IPE Holdings	Intercontinental

Using publicly available information, Lazard calculated for the above transactions:

- the implied enterprise value as a multiple of revenues, EBITDA and EBITA for the last twelve months; and

- the price per share as a multiple of earnings per share for the last twelve months.

The results of these calculations are set forth in the following table:

	Implied Enterprise Value for the Last Twelve Months as a Multiple of:			Price per Share as a Multiple of Earnings per Share for the Last Twelve Months
	Revenue	EBITDA	EBITA	
Mean Summary Statistics:				
Exchanges	5.1x	10.1x	13.8x	23.9x
ECNs	2.5	12.7	10.5	23.1
Derivative Trading Companies	3.0	10.8	14.0	25.1
All:				
High	9.0x	14.4x	23.1x	33.6x
Low	1.7	7.0	7.2	14.9
Mean	4.1	10.7	12.9	24.1
Median	3.3	11.6	13.9	23.2

Lazard derived reference multiple ranges from the foregoing and applied them to the corresponding Archipelago statistics to arrive at a reference equity value range for Archipelago of $1 billion to $1.25 billion, or $20.99 to $26.24 per share.

Discounted Cash Flow Analysis. Using projections for 2005 to 2007 provided by Archipelago's management and projections for the periods published by I/B/E/S, Lazard performed an analysis of the net

present value of projected free cash flows for these periods plus a range of terminal values by applying discount rates ranging from 14% to 17%. Based on this analysis, Lazard arrived at a reference equity value range for Archipelago based on Archipelago management's projections of $1.10 billion to $1.38 billion, or $23.04 to $28.92 per share, and based on I/B/E/S projections of $828 million to $978 million, or $17.38 to $20.53 per share.

Premium Paid Analysis. Lazard performed a premium paid analysis based upon the premiums paid in U.S. public merger and acquisition transactions between January 2004 and April 2005 for which information was published by Securities Data Company with a transaction value of between $750 million and $1.5 billion, excluding the 10 highest and lowest data points. In conducting its analysis, Lazard analyzed the premiums paid in the following subsets of precedent transactions:

- transactions between $750 million and $1 billion;

- transactions between $1 billion and $1.25 billion; and

- transactions between $1.25 and $1.5 billion.

The analysis was based on the one-day, one-week and one-month implied premiums for the transactions indicated. The implied premiums in this analysis were calculated comparing the per share transaction price prior to the announcement of the transaction to the target company's stock price one day, one week and one month prior to the announcement of the transaction. The results of these calculations are as follows:

| | Premiums Paid | | | | | | | | |
| | $750 million - $1 billion | | | $1 billion - $1.25 billion | | | $1.25 billion - $1.5 billion | | |
	1-Day	1-Week	1-Month	1-Day	1-Week	1-Month	1-Day	1-Week	1-Month
Low	2.9%	4.0%	2.3%	9.5%	8.5%	5.8%	0.7%	3.1%	0.6%
Medium	**25.0**	**25.1**	**27.5**	**22.9**	**28.4**	**32.3**	**18.8**	**26.9**	**32.9**
High	61.6	85.8	94.3	23.6	27.0	32.1	47.1	60.9	131.8

Based on averages of the foregoing ranges, Lazard arrived at a reference range for Archipelago of $1.04 billion to $1.09 billion, or $21.88 to $22.95 per share.

NYSE Valuation

Lazard valued the NYSE, and the NYSE memberships, on a stand-alone basis by reference to the NYSE Stand-Alone Model, and Lazard expressed no opinion on the effects of the implementation of the NYSE Stand-Alone Model (or any component of the NYSE Stand-Alone Model, including those described in the following sentence) on the holders of NYSE memberships. In that regard, Lazard noted that (1) one effect of the implementation of the NYSE Stand-Alone Model is that holders of NYSE memberships would no longer have trading privileges by virtue of their ownership of NYSE memberships and (2) in analyzing the value of the NYSE memberships and the NYSE Consideration, Lazard adjusted the value to reflect the hypothetical NYSE management equity incentive plan in accordance with the NYSE Stand-Alone Model.

Lazard reviewed the historical pricing of a NYSE membership and noted that the most recent sale of a NYSE membership prior to the delivery by Lazard of its opinion occurred on April 15, 2005, for a purchase price of $1.62 million. Based on this price and the total number of NYSE memberships (1,366), Lazard calculated an implied total value of $2.21 billion for all NYSE memberships. Lazard also calculated that the average price of a NYSE membership during the one-year and five-year periods prior to April 20, 2005 was $1.28 million and $1.56 million, respectively; and estimated (based on the average mid-point value per year) that the average price of a NYSE membership during the ten-year period prior to April 20, 2005 was $1.67 million. Lazard also reviewed the lease rates associated with a NYSE membership and calculated the effective yield (which is the annual lease rate divided by the price of a NYSE membership) for the most recent sale of a NYSE membership to be 3.4%, and calculated the effective yield during the one-year and five-year periods prior to April 20, 2005 to be 10.0% and 16.6%, respectively.

Comparable Public Companies. Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to the NYSE. In performing these analyses, Lazard reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected comparable companies and compared this information to corresponding information for the NYSE. The selected comparable companies were:

U.S. Exchanges

- Nasdaq Stock Market, Inc.

- Instinet Group Incorporated

Non-U.S. Exchanges

- Euronext N.V.

- London Stock Exchange plc

- Deutsche Börse Group

- Toronto Stock Exchange

- Australian Stock Exchange Limited

Lazard adjusted the trading prices for each of Euronext N.V. and the London Stock Exchange plc during the period following the public announcement of a potential transaction involving each exchange to remove the effect of transaction speculation by applying a market index rate during the period following announcement to the trading price for shares of such exchange immediately prior to announcement of the potential transaction. Using publicly available research estimates and public information, Lazard calculated for the above companies:

- the enterprise value as a multiple of revenues, EBITDA and EBITA for the last twelve months; and

- the price per share as a multiple of earnings per share for the last twelve months and each of 2005 and 2006 (with 2005 and 2006 figures projected based on I/B/E/S median data).

The results of these calculations are set forth in the following table:

	Enterprise Value for the Last Twelve Months as a Multiple of:			Price per Share as a Multiple of Earnings per Share for the Following Periods:		
	Revenue	EBITDA	EBITA	Last Twelve Months	2005E	2006E
Mean Summary Statistics:						
U.S. Exchanges	1.8x	7.2x	13.2x	38.3x	29.7x	18.6x
Non-U.S. Exchanges	5.2	11.0	13.3	21.6	18.7	17.0
All:						
High	7.2x	13.3x	16.2x	49.4x	32.1x	22.8x
Low	1.6	6.7	11.4	13.8	14.8	13.2
Mean	4.2	9.9	13.3	26.4	21.8	17.5
Median	3.7	8.9	12.7	24.3	19.2	17.1

Lazard derived reference multiple ranges from the foregoing and applied them to the corresponding NYSE statistics, then adjusted the result to take into account the hypothetical NYSE management equity incentive plan and other items to arrive at a reference equity value range for the NYSE of $2.25 billion to $2.6 billion, or $1,647,000 to $1,903,000 per NYSE membership.

Hypothetical Initial Public Offering Valuation. Lazard performed a hypothetical initial public offering valuation of the NYSE. Using the midpoint in the valuation range arrived at under the comparable public companies analysis described above as the NYSE's aggregate equity value, Lazard calculated a range of a variety of portions of the NYSE's equity that would hypothetically be sold in an initial public offering, applied a range of initial public offering discounts, and then further discounted the publicly sold portion of the equity by an assumed underwriter's discount. Lazard then adjusted the valuation range to take into account the hypothetical NYSE management equity incentive plan. The result of this analysis was a reference equity value range for the NYSE of $2.15 billion to $2.33 billion, or $1,574,000 to $1,702,000 per NYSE membership.

Forward Trading Valuation. Lazard performed a forward trading valuation of the NYSE by applying reference price to earnings multiples derived from the comparable companies analysis described above to NYSE management's projections for 2006 and 2007. Lazard adjusted the 2006 projections to remove the effect of interest on cash and then calculated implied values as of January 1, 2006. Lazard then made certain adjustments to, and calculated a range of net present values as of January 1, 2005 of, these implied future values by applying a range of discount rates, and then adjusted the result to take into account the hypothetical NYSE management equity incentive plan. The result of this analysis was a reference equity value range for the NYSE of $2.75 billion to $3.15 billion, or $2,013,000 to $2,306,000 per NYSE membership.

Discounted Cash Flow Analysis. Using projections for 2005 to 2007 provided by NYSE management, Lazard performed an analysis of the present value of projected free cash flows for these periods plus a range of terminal values by applying discount rates ranging from 11% to 14%. Lazard adjusted the result to take into account the hypothetical NYSE management equity incentive plan and arrived at a reference equity value range for the NYSE of $2.64 billion to $3.24 billion, or $1,935,000 to $2,374,000 per NYSE membership.

Pro Forma Valuation Analysis

Comparable Public Companies. Lazard reviewed and analyzed selected public companies that it viewed as reasonably compared to the pro forma entity consisting of the combined businesses of Archipelago and NYSE. In performing these analyses, Lazard reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected public companies. The selected public companies were:

Equity ATS/ECN

- Nasdaq Stock Market, Inc.

- Instinet Group Incorporated

Non-Equity Exchanges

- Chicago Mercantile Exchange Inc.

- International Securities Exchange Inc.

Exchanges

- Deutsche Börse Group

- Euronext N.V.

- London Stock Exchange plc

- Toronto Stock Exchange

- Australian Stock Exchange Limited

Lazard adjusted the trading prices for each of Euronext N.V. and the London Stock Exchange plc during the period following the public announcement of a potential transaction involving each exchange to remove the

effect of transaction speculation by applying a market index rate during the period following announcement to the trading price for shares of such exchange immediately prior to announcement of the potential transaction. Using publicly available research estimates and public information, Lazard then calculated for the above companies:

- the enterprise value as a multiple of revenues, EBITDA and EBITA for the last twelve months; and

- the price per share as a multiple of earnings per share for the last twelve months and each of 2005 and 2006 (with 2005 and 2006 figures projected based on I/B/E/S median data).

The results of these calculations are set forth in the following table:

	Enterprise Value for the Last Twelve Months as a Multiple of:			Price per Share as a Multiple of Earnings per Share for the Following Periods:		
	Revenue	EBITDA	EBITA	Last Twelve Months	2005E	2006E
Mean Summary Statistics:						
Equity ATS/ECN	1.8x	7.2x	13.2x	38.3x	29.7x	18.6x
Non-Equity Exchange	6.6	12.9	14.4	28.0	23.4	19.8
Exchanges	5.2	11.0	13.3	21.6	18.7	17.0
All (excluding Equity ATS/ECN):						
High	7.3x	13.3x	16.2x	29.0x	25.2x	20.9x
Low	3.1	8.4	11.4	13.8	14.8	13.2
Mean	5.6	11.5	13.6	23.5	20.0	17.8
Median	5.9	12.8	13.8	24.3	19.2	18.0

Lazard then performed a forward trading valuation of the pro forma entity consisting of the combined businesses of Archipelago and NYSE by applying reference price to earnings multiples derived from the comparable companies analysis described above to the projections of Archipelago management and NYSE managements for the pro forma entity for 2006 and 2007. Lazard adjusted the 2006 pro forma projections to remove the effect of Archipelago and NYSE managements' estimate of cost savings anticipated from the mergers and then calculated implied values as of January 1, 2006. Lazard then added to the range of implied values derived from the 2006 pro forma projections the net present values as of January 1, 2006 of Archipelago and NYSE managements' estimate of cost savings anticipated from the mergers and cost savings anticipated from the NYSE Stand-Alone Model. Lazard then calculated a range of net present values as of January 1, 2005 of these implied future values by applying a range of discount rates. The result of this analysis was a reference equity value range for the pro forma entity of $3.5 billion to $4.1 billion.

Value Allocation. Lazard then allocated 30% of each of the low-, high- and mid-points of the forward trading valuation range described above to the Archipelago stockholders and the remaining 70% to the holders of NYSE memberships. Lazard then adjusted the range of values allocated to the holders of NYSE memberships to add the cash consideration and subtract the value of the hypothetical NYSE management equity incentive plan. The result of this analysis is set forth in the following table:

Pro Forma Forward Trading Valuation	Allocation to Archipelago Stockholders	Allocation to NYSE Members
Low-Point: $3.50 billion	$1.05 billion	$2.71 billion
High-Point: $4.10 billion	$1.23 billion	$3.13 billion
Mid-Point: $3.80 billion	$1.14 billion	$2.92 billion

Standalone Contribution Analysis. Lazard reviewed and analyzed historical and estimated future net income and net revenues (which is total revenues less liquidity payments) for each of the NYSE and Archipelago. Lazard then performed a contribution analysis, calculating the percentage of the estimated net income and net revenues

that would be contributed by each of the NYSE and Archipelago to a combined NYSE/Archipelago company for the years 2005 through 2007. The following table sets forth the results of this analysis:

	NYSE Contribution	Archipelago Contribution
Net Income for the Following Years:		
2005	45%	55%
2006	65%	35%
2007	64%	36%
Net Revenues for the Following Years: (1)		
2005	73%	27%
2006	70%	30%
2007	67%	33%

(1) Net revenues for the NYSE equals total revenues less SEC Activity Remittance fees. Net revenues for Archipelago equals total revenues less the costs of providing liquidity.

Miscellaneous

Lazard's opinion and financial analyses were not the only factors considered by the NYSE board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the NYSE board of directors or management. For a description of the other factors considered by the NYSE board of directors, see "The NYSE's Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors." Lazard has consented to the inclusion of and references to its opinion in this document.

Under the terms of Lazard's engagement, the NYSE has agreed to pay Lazard (1) $500,000 upon execution of the engagement letter dated April 10, 2005 and (2) an additional $1,500,000 upon delivery of Lazard's opinion. The NYSE has agreed to reimburse Lazard for travel and other out-of-pocket expenses incurred in performing its services, including the fees and expenses of its legal counsel. In addition, the NYSE has agreed to indemnify Lazard against certain liabilities, including liabilities under the federal securities laws relating to or arising out of Lazard's engagement.

Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. In the ordinary course of its business, Lazard, Lazard Capital Markets LLC and their respective affiliates may from time to time effect transactions and hold securities, including derivative securities, of Archipelago for their own account and for the accounts of their respective customers, and, accordingly, may at any time hold a long or short position in these securities. Lazard Capital Markets LLC, an entity owned in large part by managing directors of Lazard, is the beneficial owner of one NYSE membership. In addition, at the time of the preparation of its opinion, the listing on the NYSE of Lazard Ltd, the parent company of Lazard, was imminent.

Lazard was selected to act as investment banker to the NYSE board of directors because of Lazard's expertise and reputation in investment banking and mergers and acquisitions and its independence with respect to the mergers and the transactions contemplated by the merger agreement. In this last regard, the NYSE board of directors took into account that other investment banks otherwise as qualified to render a fairness opinion to the NYSE beneficially held multiple NYSE memberships, were listed on the NYSE, had current or past representation in NYSE governance, were more directly involved in greater trading activities on the NYSE either directly or through affiliates, and were more pervasively engaged with NYSE Regulation.

Opinion of Archipelago's Financial Advisor

Pursuant to an engagement letter, dated April 11, 2005 (and amended on April 20, 2005), Greenhill & Co., LLC was retained by Archipelago to provide financial advisory services and to render an opinion to the

Archipelago board of directors as to the fairness, from a financial point of view, of the consideration to be received by the Archipelago stockholders in connection with the mergers. On April 20, 2005, Greenhill delivered its oral opinion to the Archipelago board of directors, subsequently confirmed in writing, that, as of that date and based upon and subject to the limitations and assumptions stated in its opinion, the merger consideration to be received by the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) was fair, from a financial point of view, to such stockholders.

Greenhill's opinion was directed to, and provided for the use and benefit of, the Archipelago board of directors in connection with its consideration of the mergers. As described under "The Mergers—Archipelago's Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors," Greenhill's opinion to the Archipelago board of directors was one of the factors taken into consideration by the Archipelago board of directors in making its determination to approve the merger agreement. Greenhill did not recommend to Archipelago any specific amount or form of merger consideration or advise Archipelago that the amount or form of merger consideration provided in the merger agreement constituted the only appropriate amount or form of consideration for the proposed mergers.

The full text of Greenhill's written opinion, dated April 20, 2005, is attached as Annex F to this document and incorporated in this document by reference. The summary of Greenhill's opinion that follows is qualified in its entirety by reference to the full text of the opinion. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, general procedures followed, matters considered and limits on the scope of the review undertaken by Greenhill in rendering its opinion. Greenhill's opinion relates only to the fairness, as of the date of the opinion and from a financial point of view, to the Archipelago stockholders (other than Goldman Sachs, Lazard or their respective affiliates to the extent that they are Archipelago stockholders) of the merger consideration to be provided in the proposed mergers pursuant to the merger agreement, does not address any other aspect of the proposed mergers or any related transaction, and does not constitute a recommendation to the Archipelago board of directors or to any stockholder whether the board of directors or the stockholders should approve the merger or any other transaction. Greenhill's opinion does not address in any manner the prices at which the NYSE Group common stock will trade following the completion of the mergers. Greenhill was not requested to and did not solicit any expressions of interest from any other parties with respect to the mergers or any other alternative transaction. Greenhill was not requested to opine to, and Greenhill's opinion did not in any manner address, the underlying business decision by Archipelago to proceed with or effect the mergers or any other transaction.

In arriving at its opinion, Greenhill, among other things:

- reviewed the merger agreement;

- reviewed certain publicly available information about Archipelago and the NYSE, including Archipelago's Annual Report on Form 10-K for the year ended December 31, 2004, Current Reports on Form 8-K since December 31, 2004 and Proxy Statement dated March 31, 2005, and the NYSE's 2004 Annual Report;

- reviewed certain information, including financial forecasts and other financial and operating data concerning Archipelago and the NYSE, prepared by the respective managements of the companies;

- analyzed certain information, including financial forecasts and other financial and operating data concerning the pro forma combined company, prepared by the respective managements of Archipelago and the NYSE;

- reviewed information regarding the strategic, financial and operational benefits anticipated from the transactions contemplated by the merger agreement, prepared by the respective managements of Archipelago and the NYSE;

- discussed the past and present operations and financial condition and the prospects of Archipelago with senior executives of Archipelago, and discussed the past and present operations and financial condition and the prospects of the NYSE with senior executives of the NYSE;

- compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the relative contribution of Archipelago to the combined company using a number of financial analyses that Greenhill deemed relevant;

- compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the historical and present market capitalization of Archipelago;

- compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

- compared the aggregate value of the merger consideration to be received by the Archipelago stockholders with the aggregate merger consideration received by stockholders in certain other publicly available transactions that Greenhill deemed relevant;

- compared the aggregate value of the merger consideration to be received by the Archipelago stockholders to the sum of the discounted future cash flows and terminal value of Archipelago, using discount rates that Greenhill deemed appropriate; and

- performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill also held discussions with the Archipelago board of directors and Archipelago's legal counsel to discuss the merger and the results of Greenhill's analysis and examination, and considered such other matters that it deemed relevant to its inquiry.

In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by the respective representatives and management of Archipelago and the NYSE for the purposes of its opinion and further relied upon the assurances of the representatives and management of Archipelago and the NYSE that they were not aware of any facts or circumstances that would make this information inaccurate or misleading. With respect to the respective financial projections of Archipelago and the NYSE and other data with respect to Archipelago and the NYSE that were furnished or otherwise provided to it, Greenhill assumed that these projections, estimates and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the respective managements of Archipelago and the NYSE as to those matters. Greenhill expressed no opinion with respect to these projections and data or the assumptions upon which they were based. In addition, Greenhill did not make any independent valuation or appraisal of the assets or liabilities of Archipelago or the NYSE, nor was Greenhill furnished with any such valuations or appraisals.

At Archipelago's direction, for purposes of these analyses, Greenhill assumed that Archipelago's acquisition of PCX Holdings, the parent company of the Pacific Exchange, would be completed, that the consideration paid in that transaction would consist entirely of cash, and that all of the shares of Archipelago common stock owned by the Pacific Exchange would be retired or cancelled.

Greenhill assumed that the mergers and the other transactions contemplated by the merger agreement would be consummated without waiver of any material terms or conditions set forth in the merger agreement. Greenhill assumed that none of the transactions contemplated by the merger agreement that may occur following the completion of the mergers will have any impact on the value of the merger consideration. Greenhill assumed that the mergers will be treated as tax-free reorganizations under the Internal Revenue Code. Greenhill also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers and the other transactions contemplated by the merger agreement will be obtained without any effect on Archipelago, the NYSE or NYSE Group or on the contemplated benefits of the transactions in any way materially adverse to Greenhill's analysis.

Greenhill's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. Greenhill's opinion noted that

subsequent developments may affect its opinion and Greenhill does not have any obligation to update, revise, or reaffirm its opinion. With respect to the quantitative information, to the extent that it is based on market data, such information is based on market data as it existed on or before April 20, 2005, and is not necessarily indicative of current market conditions.

In connection with its review and analysis and rendering its opinion, Greenhill performed a number of analyses, including a stand-alone valuation analysis of Archipelago, a stand-alone valuation analysis of the NYSE, a relative valuation analysis of the two companies, and a pro forma valuation analysis of the combined Archipelago/NYSE entity. Set forth below is a summary of the material financial analyses performed and material factors considered by Greenhill to arrive at its opinion. Greenhill performed certain procedures, including each of the financial analyses described below, and reviewed with the Archipelago board of directors and the senior management of Archipelago the assumptions upon which these analyses were based, as well as other factors. Although this summary describes the material analyses made by Greenhill in arriving at its opinion, it does not purport to describe all of the analyses performed or factors considered by Greenhill in this regard.

In connection with certain of the analyses discussed below, Greenhill selected a separate group of exchanges and trading companies, including certain electronic communications networks and specialist trading companies, for each of Archipelago and the NYSE, that engage in businesses reasonably comparable to those of Archipelago and the NYSE, respectively. None of the selected companies is identical to Archipelago or the NYSE. Accordingly, Greenhill's analysis of the selected exchanges and trading companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of the operating statistics, trading multiples and other financial ratios and valuations of the selected exchanges and trading companies. In evaluating the comparable exchanges and trading companies, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of these companies to Archipelago and the NYSE and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the merger consideration to be paid to the Archipelago stockholders. Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Greenhill did not place particular reliance or weight on any particular analysis (and the order of analyses described below does not represent their relative importance or weight), but instead concluded that its analyses, taken as a whole, provided the basis for its determination. Accordingly, notwithstanding the separate factors summarized below, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the below analyses as a comparison is directly comparable to the NYSE, Archipelago or the mergers. In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Because the analyses performed by Greenhill are inherently subject to uncertainty, and are based upon numerous factors or events beyond the control of the parties or their respective advisors, these analyses are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by these analyses. Consequently, none of Archipelago, the NYSE, NYSE Group,

Greenhill or any other person assumes responsibility if future results are materially different from those suggested by these analyses. The analyses do not purport to be appraisals or to reflect the prices at which Archipelago could be sold in another transaction.

Some of the summaries of the financial analyses described below include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Greenhill's analyses.

Stand-Alone Valuations of Archipelago

Comparable Company Analysis. Greenhill reviewed the stock prices as a multiple of estimated earnings per share, commonly referred to as price to earnings ratios or trading multiples, of Archipelago and the following selected exchanges:

- Chicago Mercantile Exchange Inc.;

- Australian Stock Exchange Limited (ABN);

- TSX Group Inc.;

- Singapore Exchange Limited;

- SFE Corporation Limited;

- Hong Kong Exchanges & Clearing Limited;

- London Stock Exchange plc;

- Deutsche Börse Group;

- Nasdaq Stock Market, Inc.;

- Euronext N.V.; and

- OMX AB

Greenhill also reviewed the trading multiples of the following selected trading companies:

- Instinet, LLC;

- LaBranche & Co. Inc.;

- ICAP plc.;

- MarketAxess Holdings Inc.;

- GFI Group Inc.;

- Knight Trading Group, Inc.; and

- Investment Technology Group, Inc.

All multiples were based on closing stock prices on April 18, 2005, and estimated earnings for the years 2005 and 2006. Estimated financial data for the selected exchanges and trading companies were based on consensus estimates compiled by the Institutional Brokers' Estimate System, referred to as I/B/E/S. Estimated financial data for Archipelago were based both on internal estimates of Archipelago's management provided to Greenhill by Archipelago, referred to as the "management case," and publicly available research analysts' estimates, referred to as the "street case." The street case estimates do not incorporate the pending acquisition by Archipelago of PCX Holdings, although the management case estimates do include this acquisition. Both the street case and management case estimates assumed that Archipelago would maintain its agency brokerage operation, Wave Securities.

Greenhill reviewed trading multiples for the years 2005 and 2006 for the selected exchanges and trading companies. Greenhill then applied a range of selected multiples derived from the selected exchanges and trading companies to corresponding financial data of Archipelago for the corresponding periods under each of the Archipelago management case and the street case and calculated equity value as a multiple of estimated earnings per share for the years 2005 and 2006. This analysis indicated the following implied equity value ranges for Archipelago:

	Implied Equity Value of Archipelago		Implied Equity Value of Archipelago Common Stock Per Share	
	High	Low	High	Low
Management Case	$1,200 million	$1,000 million	$25.73	$21.44
Street Case	$ 950 million	$ 815 million	$20.37	$17.48

Greenhill also analyzed the enterprise value to sales and EBITDA ratios for the selected exchanges and trading companies. However, based on its analyses of the various trading metrics of the selected exchanges and trading companies, Greenhill primarily based its valuation of Archipelago on a multiple of price to earnings.

Discounted Cash Flow Analysis. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future levered cash flows for Archipelago, using the estimated future levered cash flows from the management case and street case. In this analysis, Greenhill assumed discount rates, or the average cost of equity, ranging from 13% to 15% and terminal trading multiples ranging from 13.0x to 15.0x the terminal year earnings in 2010. Greenhill determined the appropriate discount rate range based upon an analysis of the average cost of equity for selected trading companies and, to a lesser extent, selected exchanges. Greenhill calculated this average cost of equity by adding the risk-free rate of return to the product of Archipelago's estimated Beta, which was calculated by taking the average Beta for the selected trading companies and adjusted for differences in capital structure between these companies and Archipelago, and the equity market risk premium. Greenhill selected the terminal trading multiples for Archipelago that it deemed appropriate based on its expertise and judgment regarding comparable trading companies and exchanges. Greenhill then aggregated (1) the net present value of the estimated future levered cash flows over the years 2005 through 2009 with (2) the present value of the range of terminal values. This analysis indicated the following implied equity value ranges for Archipelago:

	Implied Equity Value of Archipelago		Implied Equity Value of Archipelago Common Stock Per Share	
	High	Low	High	Low
Management Case	$1,457 million	$1,207 million	$31.23	$25.87
Street Case	$ 916 million	$ 761 million	$19.65	$16.32

Research Analysts' Price Targets Analysis. Greenhill reviewed and analyzed, and the table below presents, future public market trading price targets for Archipelago common stock prepared and published by equity research analysts during the period between January 5, 2005 and April 1, 2005. These targets reflect each analyst's estimate of the future public market trading price of Archipelago common stock at the end of the twelve month period beginning the date of each of the respective research reports.

Research Firm	Date	Target Share Price ($)
Piper Jaffray	April 1, 2005	$20.00
Keefe, Bruyette & Woods	March 2, 2005	$22.50
Jefferies	January 24, 2005	$18.00
Bear Stearns	January 24, 2005	$19.26
Piper Jaffray	January 21, 2005	$24.00
Piper Jaffray	January 5, 2005	$24.00
Jefferies	January 5, 2005	$18.00

The stock price of the Archipelago common stock between Archipelago's initial public offering on August 12, 2004 and April 18, 2005 ranged from $11.50 to $22.90.

Stand-Alone Valuations of the NYSE

Comparable Company Analysis. Greenhill reviewed certain characteristics of the selected exchanges listed above under "Opinion of Archipelago's Financial Advisor—Stand-Alone Valuations of Archipelago," and determined, based on structure, revenue profile and other considerations, that the following exchanges (which we refer to as the "Comparable Exchanges") were most comparable to the NYSE:

- Deutsche Börse Group

- Euronext N.V.

- London Stock Exchange plc

Greenhill reviewed trading multiples for 2006 for the Comparable Exchanges. Such multiples were based on closing stock prices on April 18, 2005, and estimated earnings for 2006. Estimated financial data for the selected exchanges were based on consensus estimates compiled by the I/B/E/S. Greenhill then applied a range of selected multiples derived from the Comparable Exchanges to corresponding financial data of the NYSE. Estimated financial data for the NYSE were based on internal estimates of the NYSE provided to Greenhill by the NYSE, which assumed the internal expense reductions proposed by the NYSE prior to the announcement of the merger. This comparable company analysis indicated an implied equity value for the NYSE of between $2,152 million and $2,439 million.

Greenhill also analyzed the enterprise value to sales and EBITDA ratios for the selected exchanges and trading companies. However, based on its analyses of the various trading metrics of the selected exchanges and trading companies, Greenhill primarily based its valuation of Archipelago on a multiple of price to earnings.

Discounted Cash Flow Analysis. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future levered cash flows for the NYSE. In this analysis, Greenhill assumed discount rates ranging from 10% to 12% and terminal trading multiples ranging from 15.0x to 17.0x. Greenhill determined the appropriate discount rate range based upon an analysis of the average cost of equity for the Comparable Exchanges. Greenhill calculated this average cost of equity by adding the risk-free rate of return to the product of the NYSE's estimated Beta, which was calculated by taking the average Beta for the selected exchanges and adjusted for differences in capital structure between these companies and the NYSE, and the equity market risk premium. Greenhill selected the terminal trading multiples for the NYSE that it deemed appropriate based on its expertise and judgment regarding the Comparable Exchanges. Greenhill then aggregated (1) the net present value of the estimated future levered cash flows over the years 2005 through 2009 (based on the NYSE management's internal forecast provided to Greenhill by the NYSE) with (2) the present value of the range of terminal values. The equity value of the NYSE resulting from this discounted cash flow analysis ranged from $2,783 million to $3,336 million.

Other. Greenhill noted that the most recent sale of a seat on the NYSE, prior to the delivery by Greenhill of its opinion, was on April 15, 2005, for a purchase price of $1.6 million. Based on this price, Greenhill calculated the implied equity value for the NYSE to be $2,186 million. Greenhill also noted that the price for a seat on the NYSE during the five-year period prior to April 20, 2005 ranged from $2.6 million to $975,000 and during the one-year period prior to April 20, 2005 ranged from $1.6 million to $975,000.

Relative Valuation

Contribution Analysis. Greenhill reviewed specific historical and estimated future operating and financial data, including, among other things, net revenues, operating income and net income, for Archipelago, using the management and the street cases, and for the NYSE, using management estimates. Greenhill then performed a contribution analysis, calculating the percentage of the estimated net revenues, operating income and net income that would be contributed by each of Archipelago (using the management case) and the NYSE (using management estimates) to a combined Archipelago/NYSE company for the years 2005 through 2007. This

analysis assumed with respect to the NYSE, the completion of its internal expense reductions proposed by the NYSE prior to the announcement of the merger in the manner and to the full extent so proposed, and also assumed, with respect to Archipelago, the inclusion of Wave Securities, which is proposed to be divested by Archipelago following completion of the merger, and the inclusion of PCX Holdings, which is proposed to be acquired by Archipelago. The following table sets forth the results of this analysis:

	NYSE	Archipelago
Net Revenues for the Following Years: (1)		
2005	80%	20%
2006	77%	23%
2007	74%	26%
Operating Income for the Following Years:		
2005	34%	66%
2006	63%	37%
2007	62%	38%
Net Income for the Following Years:		
2005	45%	55%
2006	66%	34%
2007	65%	35%

(1) Net revenues for the NYSE equals total revenues less SEC Activity Remittance fees. Net revenues for Archipelago equals total revenues less (a) the costs of providing liquidity, (b) routing fees and (c) clearance, brokerage and exchange fees.

Market Based Contribution Analysis. Greenhill performed a market based contribution analysis by calculating the respective percentage of the sum of the two market capitalizations that would be contributed by each of the NYSE and Archipelago to a combined Archipelago/NYSE company. Greenhill determined a range of market capitalizations for the NYSE, based on trading multiples for estimated 2006 earnings per share of 15.0x to 17.0x, which range was primarily derived from the trading multiples of the Comparable Exchanges. Greenhill determined a range of market capitalizations for Archipelago, based on the market price of Archipelago common stock for certain dates and time periods. The hypothetical split between implied values of Archipelago and the NYSE using this analysis is as follows:

Market Price of Archipelago common stock	NYSE			Archipelago		
	15x	**16x**	**17x**			
April 18, 2005	73%	75%	76%	27%	25%	24%
30-Day Average prior to April 18, 2005	72%	74%	75%	28%	26%	25%
60-Day Average prior to April 18, 2005	72%	73%	74%	28%	27%	26%
90-Day Average prior to April 18, 2005	71%	73%	74%	29%	27%	26%
Average price between Archipelago's initial public offering and April 18, 2005	72%	74%	75%	28%	26%	25%

Greenhill also performed the same market based contribution analysis, reducing the NYSE market capitalization to reflect the payment by the NYSE of the cash portion of the merger consideration payable to the NYSE members at the closing of the mergers. The hypothetical split between implied values of Archipelago and the NYSE using this analysis is as follows:

Market Price of Archipelago common stock	NYSE			Archipelago		
	15x	16x	17x			
April 18, 2005	69%	71%	72%	31%	29%	28%
30-Day Average prior to April 18, 2005	68%	70%	71%	32%	30%	29%
60-Day Average prior to April 18, 2005	67%	69%	70%	33%	31%	30%
90-Day Average prior to April 18, 2005	67%	69%	70%	33%	31%	30%
Average price between Archipelago's initial public offering and April 18, 2005	68%	70%	71%	32%	30%	29%

Relative Discounted Cash Flow Valuation. Greenhill performed a relative discounted cash flow valuation analysis showing the percentage the implied equity value of the combined company contributed by Archipelago and the NYSE by adding the stand-alone discounted cash flow valuations of each of the NYSE and Archipelago discussed above. Based on this analysis, in each case the relative discounted cash flow valuation implies a split between the NYSE and Archipelago of 70% and 30%, respectively.

Pro Forma Combined Company Valuation

Greenhill analyzed certain financial data on a pro forma basis for Archipelago and the NYSE as a combined company following the merger. This pro forma analysis assumed, among other things, that, prior to the closing of the proposed merger between Archipelago and the NYSE, (1) the acquisition of PCX Holdings, the parent company of the Pacific Exchange, by Archipelago will be completed, (2) Wave Securities will be divested, (3) implementation of internal expense reductions proposed by the NYSE prior to the announcement of the merger, (4) the benefit of certain mutually agreed upon transaction synergies, and (5) for purposes of determining the implied value of the shares of Archipelago common stock, that the equity value of Archipelago will represent 30% of the combined company equity following the merger.

Comparable Company Analysis. Greenhill reviewed certain characteristics of the selected exchanges and trading companies listed above under "Opinion of Archipelago's Financial Advisor—Stand-Alone Valuations of Archipelago," and although Greenhill believed that the combination of Archipelago and the NYSE would not be directly comparable to any of those trading companies or exchanges, Greenhill determined, based on structure, revenue profile and other considerations, that the Comparable Exchanges would provide a reasonable basis of comparison to the combined company on a pro forma basis.

Greenhill reviewed trading multiples for 2006 for the Comparable Exchanges. Such multiples were based on the respective closing stock prices of the Comparable Exchanges on April 18, 2005. Estimated financial data for the selected exchanges were based on consensus estimates compiled by I/B/E/S. Estimated financial data for the combined company on a pro forma basis were based on internal estimates prepared by the respective managements of Archipelago and the NYSE and provided to Greenhill. Applying a range of selected multiples for estimated 2006 earnings per share of 15x to 17x derived from the Comparable Exchanges to corresponding financial data of the combined company on a pro forma basis, Greenhill calculated an implied equity value for the combined company on a pro forma basis of between $2,915 million and $3,303 million, or, assuming the equity value of Archipelago will represent 30% of the combined company following the merger with the NYSE, an implied equity value per share of Archipelago common stock of between $18.75 and $21.25.

Based on industry research and Greenhill's own analysis of the profile and characteristics of the combined Archipelago/NYSE company on a pro forma basis, Greenhill also applied trading multiples for estimated 2006 earnings per share of 18x to 20x, which were higher than those derived from the Comparable Exchanges. One

source of this research was representatives from Goldman Sachs Capital Markets. As noted under "The Mergers—Background of the Mergers" and "The Mergers—Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs," Goldman Sachs was separately engaged by both Archipelago and the NYSE to facilitate exploring a potential transaction between Archipelago and the NYSE and served as lead underwriter in the initial public offering of Archipelago in August 2004. Based on its knowledge and experience in connection with valuing exchanges and trading companies and assuming that the strategic rationales for the merger were effectively communicated along with a credible plan to achieve 2006 forecast earnings and beyond, Goldman Sachs Capital Markets estimated that the combined company would be valued based on trading multiples of 18x to 20x. Based on this view and other factors, including the combined company's market position and growth prospects, Greenhill applied this range of multiples to the 2006 estimated earnings for the combined Archipelago/NYSE company on a pro forma basis. This analysis indicated an implied equity value for the combined company on a pro forma basis of between $3,497 million and $3,886 million or, assuming the equity value of Archipelago will represent 30% of the combined company following the merger, an implied equity value per share of Archipelago common stock of between $22.50 and $25.00.

Precedent Transaction Analysis. In light of the ownership structure and other characteristics of the NYSE, the number of precedent transactions that are potentially comparable to the merger between Archipelago and the NYSE are limited. Greenhill nevertheless analyzed the transaction multiples implied by, and the premiums paid in, the following selected transactions because Greenhill believed that they would provide the best available comparison to the proposed merger between Archipelago and the NYSE:

- Instinet Corp./ The Island ECN, Inc.—a/k/a Inet ATS, Inc.

- Euronext N.V./ LIFFE

- Deutsche Börse Group/ Clearstream International Products Ltd.

- Intercontinental Exchange Inc./ International Petroleum Exchange of London Limited

Using the range of implied equity values per share of Archipelago common stock of between $22.50 and $25.00 determined by Greenhill, as described above under "Opinion of Archipelago's Financial Advisor—Pro Forma Combined Company Valuation—Comparable Company Analysis," and Archipelago's estimated 2005 earnings, Greenhill calculated multiples for Archipelago on a stand-alone basis of between 20.6x and 22.9x. Further, based on this implied equity values per share, the implied premiums to Archipelago stockholders over the market price of Archipelago common stock on April 18, 2005, which was $16.75, were between 34% and 49%. In each case, these figures are consistent with the comparable figures in the selected precedent transactions.

Discounted Cash Flow. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future levered cash flows for the combined company on a pro forma basis, using the estimated future levered cash flows provided by NYSE management and Archipelago management. In this analysis, Greenhill assumed discount rates ranging from 11% to 13% and terminal trading multiples ranging from 15.0x to 17.0x. Greenhill determined the appropriate discount rate range based upon an analysis of the average cost of equity for the Comparable Exchanges. Greenhill calculated this average cost of equity by adding the risk-free rate of return to the product of estimated combined company Beta, which was calculated by taking the average Beta for the universe of exchange companies and trading companies and adjusted for differences in capital structure between these companies and combined company, and the equity market risk premium. Greenhill selected the terminal trading multiples for the combined company on a pro forma basis that it deemed appropriate based on its expertise and judgment regarding exchanges and trading companies. Greenhill aggregated (1) the net present value of the estimated future levered cash flows of the combined company over the years 2005 through 2009 with (2) the present value of the range of terminal values. The equity value resulting from this discounted cash flow analysis ranged from $4,155 million to $4,970 million.

Engagement of Greenhill

Archipelago hired Greenhill based on its qualifications and expertise in providing financial advice to companies and on its reputation as a nationally recognized investment banking firm. Greenhill had no prior

material relationship with Archipelago or the NYSE within the past two years. Pursuant to the engagement letter between Archipelago and Greenhill, Greenhill received from Archipelago a fee of $2 million. This fee is not contingent on the consummation of the merger. In addition, Archipelago has agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement, including certain liabilities under federal securities laws. Shares of common stock of Greenhill's parent company, Greenhill & Co. Inc., are listed on the NYSE. In that regard, Greenhill & Co., Inc. has paid in the past, and currently pays, regular listing fees to the NYSE pursuant to a standard listing agreement. This relationship between NYSE and Greenhill is also described under "The Mergers—Certain Relationships and Related-Party Transactions." Greenhill does not own any shares of Archipelago common stock nor does it own a seat on the NYSE.

Interests of Officers and Directors in the Mergers

Interests of the NYSE Directors and Executive Officers

In considering the recommendation of the NYSE board of directors to vote for the proposal to approve and adopt the merger agreement, the NYSE members should be aware that members of the NYSE board of directors and its executive management have relationships, agreements or arrangements that provide them with interests in the mergers that may be in addition to or different from those of the NYSE members. The NYSE board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the mergers and in making its decision to recommend to the NYSE members that they vote to approve and adopt the merger agreement. See "The Mergers—The NYSE's Reasons for the Mergers; Recommendation of the Mergers by the NYSE Board of Directors."

NYSE Group Directors. Pursuant to the terms of the merger agreement, all of the directors of the NYSE immediately prior to the mergers (including the chief executive officer of the NYSE) will be among the 14 initial directors of the NYSE Group board of directors after the mergers. The NYSE directors (other than employees) who serve on the NYSE Group board of directors are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy. Mr. Thain is also expected to be a director of NYSE Group. For further information, see "Directors and Management of NYSE Group After the Mergers—Compensation of Directors and Other Managers."

NYSE Group Management. The merger agreement provides that the NYSE's chief executive officer immediately prior to the consummation of the mergers (which is expected to be John A. Thain) will be the chief executive officer of NYSE Group after the mergers. Mr. Thain is also a director of the NYSE and is expected to be a director of NYSE Group after the mergers. In addition, other members of NYSE management are expected to serve in senior management positions at NYSE Group, including Robert G. Britz and Catherine R. Kinney, who are expected to be presidents and co-chief operating officers of NYSE Group after completion of the mergers. For further information, see "Directors and Management of NYSE Group After the Mergers." In addition, under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers. Assuming that the price of a share of NYSE Group common stock upon completion of the mergers is $[●], the shares of NYSE Group common stock reserved for issuance to current NYSE employees would represent approximately [●]% of the issued and outstanding NYSE Group common stock upon completion of the mergers. The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General."

Prior to becoming chief executive officer of the NYSE, Mr. Thain held various positions at Goldman Sachs and held, and may continue to hold, significant holdings of Goldman Sachs equity securities, which are currently held in a blind trust. See "Certain Relationships and Related-Party Transactions—Relationships with Goldman Sachs."

Indemnification and Insurance. The merger agreement provides that, upon completion of the mergers, NYSE Group will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the NYSE and its subsidiaries to the same extent those individuals were entitled to indemnification or advancement of expenses under the NYSE certificate of incorporation and constitution. To this end, the NYSE Group certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current NYSE certificate of incorporation and constitution.

The merger agreement also provides that NYSE Group will maintain for a period of six years after completion of the mergers the current directors' and officers' liability insurance policies maintained by the NYSE, or policies with the same coverage and containing terms and conditions that are no less advantageous to the insured in the aggregate, with respect to claims arising from facts or events that occurred on or before the completion of the mergers, although NYSE Group will not be required to make annual premium payments in excess of 175% of the annual premiums currently paid by the NYSE for directors' and officers' liability insurance. Instead, NYSE Group may, at its option, purchase a six-year "tail" prepaid policy on the same terms and conditions and subject to the same annual premium expenditure limitation.

Interests of the Archipelago Directors and Executive Officers

In considering the recommendation of the Archipelago board of directors to vote for the proposal to approve and adopt the merger agreement, Archipelago stockholders should be aware that members of the Archipelago board of directors and members of Archipelago's management team have relationships, agreements or arrangements that provide them with interests in the mergers that may be in addition to or differ from those of Archipelago's stockholders. The Archipelago board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the mergers and in making its decision to recommend to the Archipelago stockholders that they vote to approve and adopt the merger agreement. See "The Mergers— Archipelago's Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors."

NYSE Group Directors. Pursuant to the terms of the merger agreement, 3 designees of Archipelago will be among the 14 initial members of the NYSE Group board of directors after the mergers. Archipelago designees who serve on the NYSE Group board of directors are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy. For further information, see "Directors and Management of NYSE Group After the Mergers" below.

NYSE Group Management. Certain members of Archipelago management are expected to serve in senior management positions at NYSE Group. Specifically, Archipelago's current chief executive officer, Gerald D. Putnam, is expected to serve as a president and co-chief operating officer of NYSE Group. In addition, Archipelago's current chief financial officer, Nelson Chai, and its current general counsel, Kevin J.P. O'Hara, are expected to serve as NYSE Group's chief financial officer and co-general counsel, respectively, after the mergers. For further information, see "Directors and Management of NYSE Group After the Mergers."

Archipelago Employment and Change-of-Control Agreements. Archipelago has in place an employment agreement with Mr. Putnam, which provides that if Mr. Putnam's employment is terminated by Archipelago other than for cause or disability, or if Mr. Putnam terminates his employment for good reason, Archipelago will provide Mr. Putnam with:

- a lump sum cash payment equal to the sum of (1) Mr. Putnam's accrued base salary through his termination date, to the extent unpaid, plus (2) a prorated bonus for the year in which the termination date occurs, to the extent unpaid;

- a lump sum cash payment equal to three times (1) Mr. Putnam's annual base salary plus (2) Mr. Putnam's average annual bonus for the two years preceding the year in which Mr. Putnam's employment is terminated;

- 36 months of medical and dental benefits to Mr. Putnam, his spouse and eligible dependents, provided that these benefits will be secondary to any other coverage obtained by Mr. Putnam;

- immediate vesting of stock options or other equity awards; and

- any other benefits that Mr. Putnam is eligible to receive under any of Archipelago's plans or programs.

If Mr. Putnam becomes subject to an excise tax for excess parachute payments, Archipelago will make a gross-up payment to him to compensate him for this tax liability.

Archipelago has entered into change-of-control severance agreements with its executive officers, including Mr. Chai, Michael Cormack, Matthew Gelber, Joseph Lombard, Mr. O'Hara and Steven Rubinow. The agreements provide that if, within one year following a change of control or in certain limited circumstances prior to a change of control, Archipelago terminates the executive officer's employment other than for cause or the executive officer terminates his employment for good reason, Archipelago will provide the executive officer the following severance benefits:

- a lump sum cash payment equal to the sum of (1) the executive officer's accrued base salary through his termination date and any bonuses that have become payable, to the extent unpaid or deferred, (2) a prorated bonus for the year in which the termination date occurs, reduced by any amounts paid from Archipelago's annual incentive plan for such year and (3) any previously deferred compensation (other than pursuant to a tax-qualified plan) and any accrued vacation pay, to the extent unpaid;

- a lump sum cash payment, which will not be less than $1,500,000 in the case of Messrs. Chai, Cormack, O'Hara and Rubinow, $1,200,000 in the case of Mr. Lombard, or $1,100,000 in the case of Mr. Gelber, equal to two times the sum of (1) the executive officer's highest annual base salary during the 12-month period preceding the executive officer's termination date plus (2) the executive officer's bonus for the year preceding the change of control;

- 24 months of medical, dental, accident, disability and life insurance benefits for the executive officer and his dependents, provided that these benefits will be secondary to coverage provided by another employer;

- accelerated vesting of any previously granted stock options or stock awards, and half of all unexercised stock options as of the termination date will remain exercisable until one year after the date of termination and the remaining half will remain exercisable until two years after the termination date;

- accelerated vesting of all contributions by Archipelago to any tax qualified pension plans if permitted by law; if not permitted by law, an additional lump sum payment equal to the sum of the then unvested portions of all of these contributions; and

- outplacement services with a cost of up to $20,000 for a period of up to 12 months.

In addition, if the executive officer becomes subject to an excise tax for excess parachute payments, Archipelago will make a gross-up payment to him to compensate him for this tax liability.

Archipelago Stock Options and Restricted Stock Units. Upon the completion of the Archipelago merger, each option to purchase shares of Archipelago common stock (whether vested or unvested) will be converted into the right to purchase an equivalent number of shares of NYSE Group common stock at an exercise price per share equal to the exercise price per share of the Archipelago common stock subject to the option before the mergers and will continue to be governed by its applicable terms.

Upon the completion of the Archipelago merger, each Archipelago restricted stock unit (whether vested or unvested) shall be converted into a restricted stock unit to acquire an equivalent number or value of NYSE Group common stock and will continue to be governed by its applicable terms.

Unvested Archipelago restricted stock units held by Archipelago directors will accelerate in full upon the completion of the mergers and will be delivered upon the director's resignation from the Archipelago board of directors. Unvested Archipelago stock options and restricted stock units held by executive officers and employees will fully vest if the executive officer or employee is terminated without cause or the executive officer or employee terminates his employment for good reason during the eighteen months after the completion of the mergers. As of the date of this document, the Archipelago non-employee directors, as a group, hold 68,604 unvested restricted stock units and Mr. Putnam holds 539,032 unvested stock options and 99,415 unvested restricted stock units, Mr. Chai holds 153,981 unvested stock options and 42,205 unvested restricted stock units, Mr. Cormack holds 153,981 unvested stock options and 42,205 unvested restricted stock units, Mr. O'Hara holds 153,981 unvested stock options and 42,205 unvested restricted stock units, Mr. Rubinow holds 153,981 unvested stock options and 42,205 unvested restricted stock units, Mr. Haller holds 84,614 unvested stock options and 15,524 unvested restricted stock units, Mr. Lombard holds 76,423 unvested stock options and 23,699 unvested restricted stock units and Mr. Gelber holds 4,946 unvested restricted stock units.

For additional information about options and restricted stock units held by certain Archipelago directors and executives, see Archipelago's proxy statement for its 2005 annual meeting of stockholders and for additional information on the effect of the Archipelago merger on stock options and other equity-based awards held by the Archipelago directors and executives, see "The Merger Agreement—Merger Consideration Received by Archipelago Stockholders—Treatment of Archipelago Options and Awards."

Archipelago Executive Election. Archipelago executive officers with employment agreements or change-of-control severance agreements may elect, prior to the completion of the mergers, to waive the "double trigger" vesting provisions relating to the payment of severance and the acceleration of the executive's stock options and restricted stock units upon a termination of employment following the completion of the mergers, in exchange for a cash payment equal to the severance amount (including gross-up payments attributable to any excess parachute payment excise taxes) that would be payable to the executive under the employment agreement or change-of-control severance agreement had the executive been terminated without cause immediately after the completion of the mergers (but assuming no accelerated equity vesting). We refer to these payments as "electing holder payments."

If the Archipelago executive does not make this election to waive the "double trigger" vesting provision, the executive's employment agreement or change-of-control severance agreement, as applicable, and the accelerated vesting provisions applicable to the executive's stock options and restricted stock units, will remain in place following the completion of the mergers in accordance with their existing terms. We refer to the full amount of potential cash severance or change-of-control payments (including gross-up payments attributable to any excess parachute payment excise taxes solely in respect of the cash severance) that could become due (but assuming no accelerated equity vesting) under these employment agreements or change-of-control severance agreements as the "potential non-electing holder payments."

The NYSE and Archipelago agreed in the merger agreement that the NYSE and Archipelago would treat each executive's electing holder payments or the potential non-electing holder payments, as the case may be, as having been paid prior to the time that Archipelago's net cash is calculated (and therefore would reduce Archipelago's net cash) for purposes of calculating the amount of permitted dividend, if any, that the NYSE or Archipelago is permitted to pay to its members or stockholders, respectively, and for purposes of determining whether Archipelago has satisfied the closing condition that it have at least $150 million of cash at closing. See "The Merger Agreement—Calculation of Net Cash" and "The Merger Agreement—Benefits Matters." As of the date of this document, Archipelago's net cash for this purpose is expected to be reduced by about $[●] as a result of the electing holder payments and potential non-electing holder payments.

Prorated Annual Bonus. At the time of completion of the mergers, NYSE Group will pay executive officers in the Archipelago management annual bonus plan who remain employed through the completion of the mergers a prorated annual bonus for the year in which the mergers become effective, based on an annual bonus amount for that year as reasonably determined in good faith by the compensation committee of the Archipelago board of directors and consistent with past practice.

Indemnification and Insurance. The merger agreement provides that, upon completion of the mergers, NYSE Group will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Archipelago and its subsidiaries to the same extent that those individuals were entitled to indemnification or advancement of expenses under the Archipelago certificate of incorporation, bylaws and indemnification agreements. To this end, the NYSE Group certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current Archipelago certificate of incorporation and bylaws.

The merger agreement also provides that NYSE Group will maintain for a period of six years after completion of the mergers the current directors' and officers' liability insurance policies maintained by Archipelago or policies with the same coverage and containing terms and conditions that are no less advantageous to the insured in the aggregate, with respect to claims arising from facts or events that occurred on or before the completion of the mergers, although NYSE Group will not be required to make annual premium payments in excess of 175% of the annual premiums currently paid by Archipelago for directors' and officers' liability insurance. Alternatively, NYSE Group may at its option purchase instead a six-year "tail" prepaid policy on the same terms and conditions and subject to the same annual premium expenditure limitation.

Certain Relationships and Related-Party Transactions

Relationships with Goldman Sachs

Goldman Sachs was hired by both the NYSE and Archipelago to facilitate discussions of a possible transaction between the NYSE and Archipelago. See "The Mergers—Background of the Mergers." At the time that the NYSE and Archipelago hired Goldman Sachs to serve in this capacity, each company was aware of the existing relationships that Goldman Sachs had and continues to have with the NYSE and Archipelago.

The parent company of Goldman Sachs, The Goldman Sachs Group, Inc., is a NYSE-listed company and indirectly holds 21 NYSE memberships and leases an additional 92 NYSE memberships. As of December 31, 2004, the date of the most recent Schedule 13G filed by The Goldman Sachs Group, Inc., and its affiliated entities with respect to Archipelago common stock, The Goldman Sachs Group, Inc. also indirectly owned approximately 7.3 million shares, or approximately 15.5%, of Archipelago's outstanding common stock through entities controlled by The Goldman Sachs Group, Inc. Concurrently with the signing of the merger agreement, the NYSE entered into a support and lock-up agreement with certain investment entities affiliated with The Goldman Sachs Group, Inc. Pursuant to this support and lock-up agreement, these subsidiaries agreed, among other things and subject to limited exceptions:

- to vote their shares of Archipelago common stock in favor of approving and adopting the merger agreement;

- to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to 15 months in the event that the merger agreement is terminated under circumstances in which either the NYSE or Archipelago has to pay the other party termination fees and expense reimbursement;

- not to transfer their shares of Archipelago common stock until the completion of the mergers or the termination of the merger agreement; and

- if the merger is completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the mergers.

For a more detailed discussion of the support and lock-up agreements, see "Support and Lock-Up Agreements."

Henry M. Paulson, Jr., chairman of the board of directors and chief executive of The Goldman Sachs Group, Inc., currently serves on the NYSE board of executives and served on the NYSE board of directors from June 1999 to December 2003. Duncan Niederauer, now a managing director of The Goldman Sachs Group, Inc. and previously co-chief executive officer of Goldman Sachs Execution & Clearing, L.P. (which was formerly known

as Spear, Leeds & Kellogg L.P., and is now a subsidiary of The Goldman Sachs Group, Inc.), served on the board of managers of Archipelago Holdings, L.L.C., the predecessor of Archipelago, from March 2002 until his resignation on February 27, 2004, and, thereafter, Mr. Niederauer served as an observer to Archipelago's board of managers in a non-voting capacity until Archipelago's conversion to a Delaware corporation on August 11, 2004.

In addition, both the NYSE and Archipelago have entered into various commercial arrangements with certain subsidiaries and affiliates of The Goldman Sachs Group, Inc., including, without limitation, performing financial advisory and investment banking services for Archipelago for which Goldman Sachs has received fees, commissions or other payments. In August 2004, Goldman Sachs served as lead underwriter in the initial public offering of Archipelago common stock. Goldman Sachs Execution & Clearing, L.P. also serves as a specialist for some NYSE-listed companies and performs certain clearing and technical services for Archipelago.

John A. Thain, chief executive officer of the NYSE, held various positions at Goldman Sachs before becoming the chief executive officer of the NYSE. Mr. Thain was president and chief operating officer of The Goldman Sachs Group, Inc. from July 2003 until January 2004 and was president and co-chief operating officer from May 1999 through June 2003. Mr. Thain had been a director of The Goldman Sachs Group, Inc. since 1998. He was president and co-chief operating officer of The Goldman Sachs Group, L.P., the predecessor of the Goldman Sachs Group, Inc., in 1999. From 1994 to 1999, he served as chief financial officer and head of operations, technology and finance. From 1995 to 1997, he was also co-chief executive officer for European operations.

At the time that he accepted the position of chief executive officer of the NYSE, Mr. Thain also had significant holdings of Goldman Sachs equity securities. Mr. Thain disclosed his then existing equity securities holdings to the NYSE in a letter agreement with the NYSE. Consistent with his responsibilities under the NYSE Officers' and Employees' Statement of Business Conduct and Ethics, the letter agreement reiterates his obligation to recuse himself from matters pertaining to Goldman Sachs. The NYSE employee ethics statement also precludes employees from owning equity securities of member organizations and requires new employees to divest any such securities within six months of employment. The NYSE board of directors determined to waive the divestiture requirement and, instead, to require Mr. Thain to place the securities in a blind trust. As a result of the blind trust, neither Mr. Thain nor the NYSE board of directors has knowledge of Mr. Thain's current holdings, if any, of Goldman Sachs equity securities.

Mr. Thain, given his prior employment with Goldman Sachs, recused himself from involvement in the NYSE's determination of Goldman Sachs' role in facilitating a possible transaction with Archipelago. That responsibility fell to other senior executives of the NYSE, subject to the ultimate approval of John S. Reed, then the chairman of the NYSE board of directors. See "The Mergers—Background of the Mergers."

Relationships with Lazard

The NYSE hired Lazard to render an opinion regarding the fairness of the consideration to be received by the NYSE members in the proposed mergers. See "The Mergers—Opinion of the NYSE's Financial Advisor." Shares of Lazard Ltd, the parent company of Lazard, are listed on the NYSE. At the time of the preparation of Lazard's opinion, shares of Lazard Ltd were not listed on the NYSE, but Lazard Ltd's initial public offering and listing on the NYSE was imminent. In addition, Lazard's initial public offering was underwritten by a syndicate led by Goldman, Sachs & Co. Lazard Capital Markets LLC, an entity owned in large part by managing directors of Lazard, is the beneficial owner of one NYSE membership. In the ordinary course of its business, Lazard, Lazard Capital Markets LLC and their affiliates may from time to time effect transactions and hold securities, including derivative securities, of Archipelago for their own account and for the accounts of their respective customers, and, accordingly, may at any time hold a long or short position in these securities.

Relationships with Greenhill

Archipelago hired Greenhill to render an opinion regarding the fairness of the consideration to be received by the Archipelago stockholders in the proposed mergers. See "The Mergers—Opinion of Archipelago's

Financial Advisor." Shares of common stock of Greenhill's parent company, Greenhill & Co. Inc., are listed on the NYSE. In that regard, Greenhill & Co., Inc., has paid in the past, and currently pays, regular listing fees to the NYSE pursuant to a standard listing agreement. Greenhill does not own any shares of Archipelago common stock nor does it own a NYSE membership. In May 2004, Greenhill & Co., Inc. conducted an initial public offering of its common stock. This offering was underwritten by a syndicate led by Goldman Sachs.

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of any permitted dividend that may be paid by the NYSE or Archipelago and the mergers to U.S. holders of NYSE memberships or Archipelago common stock. This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect).

For purposes of this discussion, the term "U.S. holder" means:

- a citizen or resident of the United States;

- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

- an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

- a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds NYSE memberships or Archipelago common stock, the tax treatment of a partner in this partnership generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding NYSE memberships or Archipelago common stock, you should consult your tax advisor. This discussion only addresses holders of NYSE memberships or Archipelago common stock that hold their NYSE memberships or Archipelago common stock, respectively, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired Archipelago common stock pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other pass-through entities, holders subject to the alternative minimum tax provisions of the Internal Revenue Code, persons whose functional currency is not the U.S. dollar, and holders who hold their NYSE membership or Archipelago common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of any permitted dividend or the mergers under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

ALL HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ANY PERMITTED DIVIDEND AND THE MERGERS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Permitted Dividends

In addition to the cash payable to NYSE members in the mergers for their NYSE memberships, the merger agreement permits the NYSE and Archipelago to pay cash distributions or dividends to its members or stockholders, as applicable, so that the relative net cash that the NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio. For a description of this provision of the merger agreement, see "The Merger Agreement—Permitted Dividends."

If a permitted dividend is paid by the NYSE, the NYSE intends to take the position that this permitted dividend will be treated as dividend income to holders of NYSE memberships to the extent paid out of current or accumulated earnings and profits. The NYSE expects that the entire amount of any permitted dividend will be paid out of its current or accumulated earnings and profits. If a permitted dividend is paid by Archipelago, Archipelago intends to take the position that this permitted dividend will be treated as dividend income to holders of Archipelago common stock, to the extent paid out of current or accumulated earnings and profits. Archipelago expects that the entire amount of any permitted dividend will be paid out of its current or accumulated earnings and profits. To the extent that the amount of a permitted dividend exceeds the NYSE's or Archipelago's current and accumulated earnings and profits, as the case may be, the permitted dividend will first be treated as a tax-free return of capital (reducing the adjusted basis in the holder's NYSE membership or Archipelago common stock, as the case may be). The balance in excess of adjusted basis will be taxed as a capital gain recognized on a sale or exchange of the NYSE's memberships or the Archipelago common stock, as the case may be.

To the extent a permitted dividend paid by the NYSE or by Archipelago, as the case may be, is characterized as a dividend for U.S. federal income tax purposes, individual holders who meet applicable holding period requirements under the Internal Revenue Code for "qualified dividends" (generally more than 60 days during the 121-day period surrounding the ex-dividend date) would be taxed on the permitted dividend at a maximum federal income tax rate of 15%, and corporate holders may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amounts received by a corporate holder that is treated as a dividend may be subject to the "extraordinary dividend" provisions of the Internal Revenue Code. Corporate holders that are corporations should consult their own tax advisors as to the tax consequences of dividend treatment in their particular circumstances.

It is possible the Internal Revenue Service could disagree with the characterization of a permitted dividend as a distribution for U.S. federal income tax purposes and instead (1) treat a permitted dividend paid by the NYSE as merger consideration paid by NYSE Group in exchange for a portion of a holder's shares of NYSE Corporation Merger Sub, or (2) treat a permitted dividend paid by Archipelago as merger consideration paid by NYSE Group in exchange for a portion of a holder's Archipelago shares. In either of these cases, a holder would be required to recognize gain with respect to any permitted dividend received. A holder of NYSE Corporation Merger Sub common stock (or Archipelago common stock) whose adjusted tax basis in the NYSE Corporation Merger Sub common stock (or Archipelago common stock) surrendered is less than the sum of the permitted dividend and the fair market value, as of the closing date, of the NYSE Group common stock received would recognize gain in an amount equal to the lesser of (1) the sum of the permitted dividend and the fair market value of the NYSE Group common stock received, minus the adjusted tax basis of the NYSE Corporation Merger Sub common stock (or Archipelago common stock) surrendered and (2) the amount of the permitted dividend. However, if a holders' adjusted tax basis in the NYSE Corporation Merger Sub common stock (or Archipelago common stock) is greater than the sum of the amount of the permitted dividend and the fair market value of the NYSE Group common stock received, the holder's loss would not be currently allowed or recognized for U.S. federal income tax purposes.

The Mergers

Subject to the limitations and qualifications described herein, the following discussion, insofar as it relates to the NYSE mergers, constitutes the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the NYSE, as to the

material U.S. federal income tax consequences of the NYSE mergers to U.S. holders of NYSE memberships and, insofar as it relates to the Archipelago merger, constitutes the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, as to the material U.S. federal income tax consequences of the Archipelago merger to U.S. holders of Archipelago common stock. It is assumed for purposes of the following discussion that the private letter ruling (or the opinions of counsel) on the NYSE mergers and the Archipelago merger which are discussed below under "—Conditions to Closing" have been received.

The NYSE Mergers

The U.S. federal income tax consequences of the NYSE mergers to U.S. holders of NYSE memberships are as follows:

Holders Who Receive Solely NYSE Group Common Stock. A holder of a NYSE membership will not recognize gain or loss upon receipt of NYSE Group common stock solely in exchange for the holder's NYSE membership, except with respect to cash received in lieu of fractional shares of NYSE Group common stock (as discussed below). The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the tax basis in the NYSE membership exchanged. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership exchanged.

Holders Who Receive Solely Cash. A holder who exchanges a NYSE membership solely for cash generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the holder's tax basis in the NYSE membership exchanged. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the NYSE mergers, the holder's holding period for the NYSE membership exchanged exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns NYSE Group common stock after the NYSE mergers, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case the holder may have dividend income up to the amount of the cash received. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the "extraordinary dividend" provisions of the Internal Revenue Code.

Holders Who Receive a Combination of NYSE Group Common Stock and Cash. A holder who receives NYSE Group common stock and cash will be subject to U.S. federal income tax with respect to any cash received. The holder will, depending on the holder's particular circumstances, be treated either as having sold or exchanged a portion of the holder's NYSE membership for cash or as having received a distribution in respect of its NYSE membership. Under Section 302 of the Internal Revenue Code, a holder will be treated as having sold or exchanged a portion of the holder's NYSE membership for cash, and thus will recognize capital gain or loss, if the receipt of cash results in a "substantially disproportionate" redemption with respect to the holder or is "not essentially equivalent to a dividend" with respect to the holder.

Section 302 Tests Satisfied. If a holder satisfies any of the Section 302 tests described below, the holder will be treated as if the holder exchanged a portion of its NYSE membership for cash and will recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the portion of the NYSE membership deemed exchanged. This gain or loss generally will be long-term capital gain or loss if the holder's holding period for the NYSE membership exceeds one year as of the date of the NYSE mergers. Specified limitations apply to the deductibility of capital losses. Gain or loss must be determined separately for each NYSE membership (or portion thereof) deemed exchanged. The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the adjusted tax basis in the NYSE membership exchanged, less the tax basis allocated to the portion of the NYSE membership deemed exchanged for cash. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership exchanged.

Section 302 Tests Not Satisfied. If a holder does not satisfy any of the Section 302 tests described below, the receipt of cash in the NYSE mergers will not be treated as a sale or exchange under Section 302 of the Internal Revenue Code. Instead, the amount received will be treated as a distribution under Section 301 of the Internal Revenue Code to the holder with respect to the holder's NYSE membership (taxable at a maximum rate for individual U.S. holders of 15% if certain holding period and other requirements are met to the extent of the holder's share of the NYSE's current and accumulated earnings and profits). To the extent the amount received by a holder exceeds the holder's share of the NYSE's current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the holder's adjusted tax basis in the holder's NYSE membership with respect to which the distribution is received and any remainder will be treated as capital gain (which may be long-term capital gain). The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the adjusted tax basis in the NYSE membership exchanged, less any portion of the Section 301 distribution that is treated as a tax-free return of capital. The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the NYSE membership exchanged.

A corporate holder may, to the extent that any amounts received by it in the NYSE mergers are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate holder that is treated as a dividend may be subject to the "extraordinary dividend" provisions of the Internal Revenue Code. Holders that are corporations should consult their own tax advisors as to the tax consequences of dividend treatment in their particular circumstances.

Section 302 Tests. One of the tests set forth below must be satisfied with respect to a holder in order for the partial redemption of a NYSE membership to be treated as a sale or exchange for U.S. federal income tax purposes. Although the following discussion describes the application of these tests by reference to the ownership interests in NYSE Corporation Merger Sub held by former holders of NYSE memberships immediately after the NYSE corporation merger, it is possible that these tests must be applied instead by reference to the ownership interests in NYSE Group held by former holders of NYSE memberships immediately after the NYSE LLC merger. Because of the lack of controlling authority, counsel to the NYSE is unable to conclude whether the Section 302 tests should be applied by reference to the ownership interests in NYSE Corporation Merger Sub or NYSE Group. Holders are urged to consult their tax advisors to determine the application of the Section 302 tests.

- *Substantially Disproportionate Test.* The NYSE corporation merger generally will result in a "substantially disproportionate" redemption with respect to a holder of a NYSE membership if, among other things, the percentage of the outstanding shares of NYSE Corporation Merger Sub common stock actually and constructively owned by the holder immediately after the NYSE corporation merger is less than 80% of the percentage of the NYSE memberships actually and constructively owned by the holder before the NYSE corporation merger.

- *Not Essentially Equivalent to a Dividend Test.* The receipt of cash in the NYSE corporation merger will be treated as "not essentially equivalent to a dividend" if the reduction in a holder's proportionate interest in NYSE Corporation Merger Sub as a result of the NYSE corporation merger (when compared to the holder's proportionate interest in the NYSE) constitutes a "meaningful reduction" of the holder's proportionate interest given the holder's particular facts and circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a "meaningful reduction."

In applying the Section 302 tests, holders must take into account not only NYSE Corporation Merger Sub shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Internal Revenue Code. Under the constructive ownership rules, a holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities

as well as shares that the holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests, holders should consult their tax advisors to determine whether the receipt of cash in the NYSE corporation merger qualifies for sale or exchange treatment in their particular circumstances.

The NYSE cannot predict whether or the extent to which the cash election or the stock election will be oversubscribed. If either of the elections is oversubscribed, proration will occur. Proration may affect whether the partial redemption of a holder's NYSE membership will meet any of the Section 302 tests. No assurance can be given that a holder will be able to determine in advance whether the partial redemption of the holder's NYSE membership will be treated as a sale or exchange or as a distribution in respect of such NYSE membership. Contemporaneous acquisitions or dispositions of NYSE Group common stock by a NYSE member may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied.

The Archipelago Merger

The U.S. federal income tax consequences of the Archipelago merger to U.S. holders of Archipelago common stock are as follows:

- A holder of Archipelago common stock will not recognize gain or loss upon receipt of NYSE Group common stock solely in exchange for the holder's Archipelago common stock, except with respect to cash received in lieu of fractional shares of NYSE Group common stock (as discussed below).

- The aggregate tax basis of the shares of NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate tax basis in the Archipelago common stock exchanged.

- The holding period of the NYSE Group common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Archipelago common stock exchanged.

Cash in Lieu of Fractional Shares

A holder who receives cash in lieu of a fractional share of NYSE Group common stock generally will be treated as having received such fractional share in the NYSE LLC merger or the Archipelago merger, as the case may be, and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of NYSE Group common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the NYSE LLC merger or Archipelago merger, as the case may be, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting

Payments of cash made in connection with the mergers may, under certain circumstances, be subject to information reporting and "backup withholding" at a rate of 28%, unless a holder of a NYSE membership or Archipelago common stock provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Conditions to Closing

It is a condition to the obligation of the NYSE to consummate the NYSE mergers that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the

NYSE mergers, in either case to the effect that the NYSE corporation merger and the NYSE LLC merger will each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Archipelago to consummate the Archipelago merger that it receive a private letter ruling from the Internal Revenue Service or an opinion from its counsel, dated as of the closing date of the Archipelago merger, in either case, to the effect that the Archipelago merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or that the Archipelago merger and the NYSE mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code.

The NYSE and Archipelago expect to file a private letter ruling request in respect of the NYSE mergers and the Archipelago merger with the Internal Revenue Service. The receipt of this private letter ruling and its continuing validity will be subject to representations and assumptions. Neither the NYSE nor Archipelago is aware of any facts or circumstances that would cause these representations or assumptions to be untrue.

If opinions of counsel are delivered, each of these opinions will be based on assumptions and representations set forth or referred to in the opinions. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. Accordingly, unless the NYSE and Archipelago obtain a private letter ruling with respect to the NYSE mergers and the Archipelago merger, there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions described in this document.

Neither the NYSE nor Archipelago intends to waive the receipt of a private letter ruling (or an opinion of counsel) on the NYSE mergers and the Archipelago merger as a condition to its obligation to complete the NYSE mergers and the Archipelago merger, respectively, and neither the NYSE nor Archipelago will waive the receipt of this ruling or opinion as a condition to its obligation to complete the NYSE mergers or the Archipelago merger, respectively, without recirculating this document in order to resolicit NYSE member or Archipelago stockholder approval, as applicable.

Regulatory Approvals

U.S. Antitrust Clearance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), the mergers may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "DOJ") and specified waiting period requirements have been satisfied. Each of the NYSE and Archipelago submitted the applicable notifications under the HSR Act, and the DOJ has assumed responsibility to conduct the federal antitrust review of the proposed transaction. On June 27, 2005, the DOJ issued a Request for Additional Information and Documentary Materials (which is commonly known as a "second request") to both the NYSE and Archipelago, thereby extending the waiting period until 30 days after the parties have substantially complied with that request, unless the waiting period is extended voluntarily by the parties or terminated earlier by the DOJ.

Both before and after the expiration of any waiting period, if the Antitrust Division believes that the merger would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division has the authority to challenge the merger by seeking a federal court order enjoining the transaction. The Antitrust Division may also challenge the merger after it has been completed. While we believe that we will receive the requisite regulatory approvals for the mergers, we can give no assurance that a challenge to the mergers will not be made or, if made, would be unsuccessful. Expiration or termination of the HSR Act waiting period is a condition to the mergers. See "The Merger Agreement— Conditions to Completion of the Mergers."

SEC Approvals. The NYSE is registered as a national securities exchange pursuant to Section 6 of the Exchange Act. As a registered national securities exchange, the NYSE must comply with certain obligations

under the Exchange Act. The Pacific Exchange, which is the SRO responsible for regulating activity that takes place on ArcaEx, is also a registered national securities exchange. Under Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of an SRO, such as the NYSE and the Pacific Exchange, must be submitted to the SEC for approval, including proposed amendments to the certificate of incorporation, bylaws or constitution of the NYSE, the Pacific Exchange or ArcaEx. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19.

Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis, and the purpose of the change, must be submitted to the SEC, which then gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Critical comment letters typically are forwarded to the SRO for response. Within a period of 35 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal, or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations of the Exchange Act. SROs may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

SEC approval of any applications under Rule 19b-4 under the Exchange Act is a condition to the completion of the mergers, unless the failure to so obtain this approval would not reasonably be expected to result in a material adverse effect on the proposed transactions or otherwise on either Archipelago or the NYSE and their respective subsidiaries (including the Pacific Exchange after its acquisition by Archipelago). See "The Merger Agreement—Conditions to Completion of the Mergers."

Approvals under State Securities and "Blue Sky" Laws. Approvals or authorizations may be required under applicable state securities, or "blue sky," laws in connection with the issuance of NYSE Group common stock in the mergers. Any approval of any governmental entity required for the consummation of the mergers is a condition to the completion of the mergers, unless the failure to obtain this approval would not reasonably be expected to result in a material adverse effect on either Archipelago or the NYSE and their respective subsidiaries. See "The Merger Agreement—Conditions to Completion of the Mergers."

Oversight Authority of the New York Attorney General. The NYSE is organized as a board of trade under the New York Not-For-Profit Corporation Law and NYSE Regulation is expected to be organized under that law as well. The Attorney General of the State of New York is empowered to exercise certain oversight and regulatory powers in regard to New York not-for-profit corporations pursuant to which it can monitor the mergers. The NYSE is currently a defendant in a suit filed by the New York Attorney General against the NYSE, Richard A. Grasso and Kenneth Langone. See "Information About the NYSE—Legal Proceedings."

Commitment to Obtain Approvals. The NYSE and Archipelago have agreed to use reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals of any governmental entity or any other person required in connection with the mergers, subject to limitations as set forth in the merger agreement (see "The Merger Agreement—Reasonable Best Efforts to Obtain Approvals").

General. While we believe that we will receive the requisite regulatory approvals for the mergers, there can be no assurances regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurance that U.S. federal, state or foreign regulatory authorities will not attempt to challenge the mergers on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. Our obligation to complete the mergers is conditioned upon the receipt of approval of the mergers from the SEC, and of certain antitrust consents, approvals and actions of U.S. and state governmental authorities. See "The Merger Agreement—Conditions to Completion of the Mergers."

Restrictions on Sales of Shares by Affiliates of the NYSE and Archipelago

The shares of NYSE Group common stock to be issued in connection with the mergers will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be freely transferable under the Securities Act, except for shares of NYSE Group common stock issued to any person who is deemed to be an "affiliate" of the NYSE or Archipelago at the time of the applicable special meeting. (Although shares may be freely transferable under the Securities Act, they may be subject to transfer restrictions under the NYSE Group certificate of incorporation or the support and lock-up agreements. For a description of these restrictions, see "The Mergers—Restrictions on Sales of Shares by Affiliates of the NYSE and Archipelago" and "Support and Lock-Up Agreements.") Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, either the NYSE or Archipelago, and may include our executive officers and directors, as well as our significant stockholders. Affiliates may not sell their shares of NYSE Group common stock acquired in connection with the mergers except pursuant to:

- an effective registration statement under the Securities Act covering the resale of those shares;

- an exemption under paragraph (d) of Rule 145 under the Securities Act; or

- any other applicable exemption under the Securities Act.

Both the NYSE and Archipelago expect that each of their affiliates will agree with NYSE Group that the affiliate will not transfer any shares of stock received in the mergers, except in compliance with the Securities Act. Resales of NYSE Group common stock by affiliates of the NYSE, Archipelago or NYSE Group are not being registered pursuant to the registration statement of which this document forms a part.

Stock Exchange Listing and Stock Prices

NYSE Group common stock currently is not traded or quoted on a stock exchange or quotation system. However, NYSE Group intends to apply to list the following shares of NYSE Group common stock on the NYSE under the symbol "NYX," subject to official notice of issuance:

- NYSE Group common stock to be issued in the mergers (including shares issued in respect of Archipelago restricted stock units);

- NYSE Group common stock reserved for issuance upon exercise of options, restricted stock units and other equity-based awards that the NYSE is permitted by the merger agreement to issue to individuals who are employees of the NYSE or any of its subsidiaries immediately prior to the completion of the mergers (see "The Merger Agreement—Benefits Matters"); and

- NYSE Group common stock reserved for issuance upon exercise of Archipelago equity-based awards.

NYSE memberships are not traded or quoted on a stock exchange or quotation system. All transfers of NYSE memberships, including transfers through private sales, must be processed through the NYSE. As a result, the NYSE records the sale prices of NYSE memberships.

Shares of Archipelago common stock are listed on the Pacific Exchange for trading on ArcaEx, which is a facility of the Pacific Exchange, under the symbol "AX." Shares of Archipelago common stock will be delisted from the Pacific Exchange if the mergers are completed.

The following table sets forth, for the periods indicated, the high and low sale prices of NYSE memberships as recorded in the NYSE's records, as well as the high and low sale prices of a share of Archipelago common stock (as reported on ArcaEx).

Archipelago common stock has been publicly traded only since its initial public offering in August, 2004. Prior to that date, there was no public market in Archipelago common stock.

Calendar Quarter	NYSE Membership(1)(2)		Archipelago Common Stock(3)	
	High	Low	High	Low
2003				
First Quarter	$1,750,000	$1,500,000	—	—
Second Quarter	$1,825,000	$1,825,000	—	—
Third Quarter	$2,000,000	$1,850,000	—	—
Fourth Quarter	$1,500,000	$1,300,000	—	—
2004				
First Quarter	$1,510,000	$1,500,000	—	—
Second Quarter	$1,515,000	$1,450,000	—	—
Third Quarter	$1,400,000	$1,150,000	$15.75	$11.50
Fourth Quarter	$1,210,000	$1,030,000	$22.90	$13.96
2005				
First Quarter	$1,550,000	$ 975,000	$21.00	$17.26
Second Quarter	$2,600,000	$1,600,000	$41.75	$15.70
Third Quarter (through July 19)	$2,410,000	$2,410,000	$45.00	$38.50

(1) Prices are for NYSE memberships that include an options trading right. For a discussion of NYSE memberships without an options trading right, see "The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members."

(2) All transfers of membership must be processed through NYSE, including private sales. Therefore, NYSE Membership Services is aware of the price of all transfers, including nominal transfers.

(3) For Archipelago stock, third quarter 2004 figures are given between August 12, 2004 (the date of the initial public offering of Archipelago common stock) and September 30, 2004.

Appraisal Rights of Dissenting Members or Stockholders

Under the New York Not-for-Profit Corporation Law, which governs the NYSE corporation merger, and under the Delaware General Corporation Law, which governs the NYSE LLC merger, as well as under the NYSE certificate of incorporation and constitution, NYSE members are not entitled to any appraisal rights in connection with the mergers. Under the Delaware General Corporation Law, which governs the Archipelago merger, as well as under the Archipelago certificate of incorporation and bylaws, Archipelago stockholders are not entitled to any appraisal rights in connection with the mergers.

Delisting and Deregistration of Archipelago Stock after the Mergers

When the mergers are completed, the Archipelago common stock currently listed on the Pacific Exchange will cease to be listed on the Pacific Exchange and will be deregistered under the Exchange Act.

Effect of the Mergers on Regular and Non-Regular NYSE Members

The NYSE constitution provides for several different types of members and those who hold certain trading privileges, including:

• *Regular Members*. Regular members, including regular members whose membership contain an options trading right and regular members whose membership does not contain an options trading right, are the

equity holders of the NYSE. A regular NYSE membership also entitles its holder to have both physical and electronic access to NYSE trading facilities for the execution of orders in securities traded on the NYSE, unless the NYSE membership is leased to a lessee member (described below). In 1983, the NYSE provided that each regular NYSE membership contained a separable options trading right (which we sometimes refer to as an "OTR"), which represents a right to physically enter and maintain facilities on the trading floor for the execution of orders to buy and sell options admitted to dealings on the NYSE. Certain options trading rights have been separated from their regular NYSE membership. As a result, there are both NYSE memberships that possess an options trading right and those that do not contain an options trading right (the NYSE memberships that do not contain an options trading right are sometimes referred to as a NYSE membership "ex-OTR"). Since 1997, options have not traded on the NYSE.

- *Lessee Members*. The NYSE permits regular NYSE members in good standing to lease their NYSE membership to another person. During the term of a lease, the lessee is considered to be a member of the NYSE for trading purposes, although under the NYSE's constitution, the lessor retains the equity right represented by the NYSE membership. The lessor is also considered to be the member for the purposes of the Gratuity Fund. Under the lease agreement, the lessor may retain the right to vote the leased membership or that right may pass to the lessee. Currently, there are 930 lessee members.

- *Physical Access Members.* Physical access members are entitled, in exchange for the payment of an annual membership fee, to enter physically on the NYSE trading floor and to have facilities on the floor for the execution of orders. Currently, there are no physical access members.

- *Electronic Access Members.* Electronic access members are entitled, in exchange for the payment of an annual membership fee, to maintain electronic access to (1) the floor facilities of a member or member organization, (2) the Designated Order TurnAround System® of the NYSE, and (3) such other automated trading systems of the NYSE as the NYSE board of directors determined from time to time. Currently, there are 23 electronic access members.

Only the regular members are equity holders of the NYSE, and, therefore, only the regular members are entitled to receive the consideration to be issued in the mergers described under "The Merger Agreement— Merger Consideration Received by NYSE Members." Each holder of a regular NYSE membership (regardless of whether the options trading right has been separated from the membership) will receive the same consideration, as described under "The Merger Agreement—Merger Consideration Received by NYSE Members." In addition, the trading rights conferred by the memberships will be cancelled. In the mergers, all outstanding physical access memberships, electronic access memberships and separate options trading rights will be cancelled, by operation of law or by rule, for no consideration. In addition, effective upon completion of the mergers, each lease of a membership will be cancelled, by operation of law or by rule, for no consideration, and the lessee members will cease to have any trading rights under the lease after termination.

Legal Proceedings Relating to the Mergers

Following the announcement of the proposed mergers on April 20, 2005, several lawsuits have been filed relating to the mergers.

On May 9, 2005, William J. Higgins filed a complaint in New York Supreme Court, on behalf of himself and a purported class of similarly situated persons as NYSE members, against the NYSE, its directors and The Goldman Sachs Group, Inc., in connection with the mergers. Mr. Higgins seeks a declaratory judgment, an injunction against the defendants' taking any further steps to effect the proposed mergers, unspecified compensatory damages and other relief. The complaint asserts two causes of action for breach of fiduciary duty against the NYSE and the NYSE's directors and a third cause of action against The Goldman Sachs Group, Inc. for aiding and abetting breaches of fiduciary duty.

On May 13, 2005, William T. Caldwell, Morton B. Joselson and John F. Horn filed a complaint in New York Supreme Court, on behalf of themselves and a purported class of similarly situated persons as NYSE

members, against the NYSE, the NYSE's directors, The Goldman Sachs Group, Inc. and Archipelago seeking substantially the same relief as that sought by Mr. Higgins and asserting substantially the same causes of actions against the defendants.

In addition to the above-described suits, on July 12, 2005, plaintiff Allison L. Wey filed a complaint in New York Supreme Court against the NYSE and the chief executive officer of the NYSE, John A. Thain, alleging causes of action for fraud, negligent misrepresentation and breach of fiduciary duty, and seeking compensatory damages. Ms. Wey, a former NYSE member, alleges that, in connection with the sale of her NYSE membership in March 2005, she relied to her detriment on statements that Mr. Thain allegedly made to certain NYSE members on February 15, 2005 regarding the NYSE's intention to "go public."

The lawsuits are in their preliminary stages, and their outcome cannot reasonably be determined at this time. Each of the NYSE, the NYSE directors and Archipelago believes the claims to be without merit and intends to defend itself vigorously in respect of the claims asserted against it. On July 15, 2005, motions to dismiss the Higgins and Caldwell suits were filed by the NYSE and NYSE directors, Archipelago and The Goldman Sachs Group, Inc.

On June 23, 2005, three NYSE members filed separate Article 78 proceedings in New York Supreme Court, seeking various documents from the NYSE relating to the mergers pursuant to a purported right under the New York Not-for-Profit Corporation Law and New York common law. On July 13, 2005, the court directed that the requested documents be produced but further directed that its order would be stayed for three days following entry of judgment, thereby enabling the NYSE to appeal. The NYSE intends to appeal the court's ruling directing the production of documents.

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this document. We urge you to read the full text of the merger agreement.

On April 20, 2005, the NYSE and Archipelago entered into a merger agreement. On July 20, 2005, the merger agreement was amended to provide for the cash election and stock election described under "The Merger Agreement—Merger Consideration Received by NYSE Members" and so that NYSE Group and various subsidiaries of the NYSE and Archipelago would become parties to the merger agreement.

Structure of the Mergers

Pursuant to the merger agreement, the NYSE and Archipelago agreed to combine their businesses through a series of mergers under a single holding company. The net effect of the mergers will be that the NYSE and Archipelago will become wholly owned subsidiaries of NYSE Group.

The NYSE Mergers

The merger agreement provides that the NYSE will become a wholly owned subsidiary of NYSE Group through the following steps:

- The NYSE and Archipelago will jointly form NYSE Group, a Delaware corporation, which in turn will form two wholly owned subsidiaries—NYSE Merger Sub LLC, a New York limited liability company, and Archipelago Merger Sub, a Delaware corporation. NYSE Merger Sub LLC, in turn, will form two wholly owned subsidiaries—NYSE Market, Inc., a Delaware corporation, and NYSE Regulation, Inc., a New York not-for-profit corporation.

- The NYSE will also form NYSE Merger Corporation Sub, Inc., a Delaware corporation, as a wholly owned subsidiary.

- Prior to the mergers, the NYSE intends to contribute its tangible assets to NYSE Market and/or one or more other wholly owned subsidiaries of the NYSE.

- After this contribution, the NYSE will merge with and into NYSE Merger Corporation Sub, with NYSE Merger Corporation Sub surviving the merger. We refer to this merger as the "NYSE corporation merger." In the NYSE corporation merger, each outstanding NYSE membership will be converted into [●] shares of NYSE Merger Corporation Sub common stock plus $300,000 in cash, unless the NYSE member makes the stock election or cash election described under "The Merger Agreement—Merger Consideration Received by NYSE Members." If a stock election or cash election is made, the NYSE membership will be converted into the number of shares of NYSE Merger Corporation Sub common stock and cash so that the holder of the shares and cash would receive the consideration for the election, as described under "The Merger Agreement—Merger Consideration Received by NYSE Members."

- After the NYSE corporation merger, NYSE Merger Corporation Sub will merge with and into NYSE Merger Sub LLC, with NYSE Merger Sub LLC (to be renamed New York Stock Exchange LLC) surviving the merger. We refer to this merger as the "NYSE LLC merger" and together with the NYSE corporation merger, the "NYSE mergers." In the NYSE LLC merger, each share of common stock of NYSE Merger Corporation Sub will be converted into one share of NYSE Group common stock. The shares of NYSE Group common stock issued in the NYSE LLC merger will be subject to transfer restrictions as described under "The Merger Agreement—Post-Closing Transfer Restrictions."

Upon completion of the NYSE mergers, the successor entities to the NYSE will be wholly owned subsidiaries of NYSE Group.

The Archipelago Merger

The merger agreement provides that, concurrently with the NYSE LLC merger, Archipelago Merger Sub will merge with and into Archipelago, with Archipelago surviving the merger. We refer to this merger as the "Archipelago merger" and, together with the NYSE mergers, the "mergers." In the Archipelago merger, each outstanding share of Archipelago common stock will be converted into one share of NYSE Group common stock. Upon completion of the Archipelago merger, Archipelago will be a wholly owned subsidiary of NYSE Group.

Structure of the NYSE After the Mergers

In connection with the mergers, it is intended that the current businesses and assets of the NYSE will be reorganized so that, immediately after the mergers, these businesses and assets will be held in three separate entities:

• *New York Stock Exchange LLC.* New York Stock Exchange LLC will be the entity registered as a national securities exchange. New York Stock Exchange LLC is not expected to hold any assets other than all of the equity interests of NYSE Market and NYSE Regulation.

• *NYSE Market.* NYSE Market, Inc. will be a wholly owned subsidiary of New York Stock Exchange LLC. It will hold all of the NYSE's current assets and liabilities other than the New York Stock Exchange LLC's registration as a national securities exchange and other than the assets and liabilities relating to the regulatory functions currently conducted by the NYSE. NYSE Market will be the entity holding the assets and liabilities relating to the current securities exchange business of the NYSE.

• *NYSE Regulation.* NYSE Regulation, Inc. will be a New York not-for-profit corporation, and the sole equity member of NYSE Regulation will be New York Stock Exchange LLC. NYSE Regulation will continue to perform the regulatory responsibilities currently conducted by NYSE for the NYSE and will incorporate the regulatory responsibilities of the Pacific Exchange for Archipelago. For a more detailed description of the activities of NYSE Regulation, see "NYSE Regulation."

SIAC Distribution

In addition, under the merger agreement, the NYSE may, in its discretion, distribute its two-thirds interest in the Securities Industry Automation Corporation ("SIAC") to NYSE Group, so that it is directly held by NYSE Group rather than through New York Stock Exchange LLC.

Post-Merger Diagram

The merger agreement provides that the NYSE and Archipelago may restructure the mergers so long as the restructuring does not have an adverse impact on the other party or its stockholders or members, as the case may be. In addition, the NYSE is not obligated under the merger agreement to reorganize itself into three separate entities, or distribute SIAC, as described above. The following diagram shows the structure of NYSE Group after the mergers, assuming that the NYSE determines to reorganize itself into three separate entities and distribute SIAC, as described above:



Merger Consideration Received by NYSE Members

Standard NYSE Consideration

In the mergers, each outstanding NYSE membership will be converted into $300,000 in cash and [●] shares of NYSE Group common stock. We refer to this mix of consideration as the "standard NYSE consideration."

NYSE members will not receive, as part of the merger consideration, any license to trade on the trading facilities of the NYSE after the mergers. Trading licenses will be sold separately by NYSE Group or its subsidiaries. See "Information About NYSE Group—Trading Licenses."

Cash Election and Stock Election

Cash Election. Instead of receiving the standard NYSE consideration, NYSE members will be provided the opportunity to elect to receive the maximum cash available for their NYSE memberships. We refer to this election as the "cash election." NYSE members who make the cash election will, subject to proration, receive for their NYSE membership an amount of cash equal to the sum of (1) $300,000 and (2) the implied cash value of [●] shares of NYSE Group common stock, where the implied cash value of each share of NYSE Group common

stock (which we refer to as the "implied closing cash value per share of NYSE Group common stock") is equal to the volume weighted average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of the completion of the mergers. We refer to the consideration received in the cash election as the "cash election consideration."

Stock Election. NYSE members may instead elect to receive the maximum shares of NYSE Group common stock available for their NYSE memberships. We refer to this election as the "stock election." NYSE members who make the stock election will, subject to proration, receive for their NYSE membership a number of shares of NYSE Group common stock equal to the sum of (1) [●] shares of NYSE Group common stock and (2) an amount equal to $300,000 divided by the implied closing cash value per share of NYSE Group common stock. This amount equals the standard stock amount per NYSE membership of [●] shares of NYSE Group common stock, plus the number of shares of NYSE Group common stock that has an implied value of $300,000 (where this value is based on the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of this document). We refer to the consideration received in the stock election as the "stock election consideration."

Non-Election. Any NYSE member who fails to make any election, or fails to submit a valid Form of Election prior to the election deadline described under "The Merger Agreement—Merger Consideration Received by NYSE Members—Election Mechanics," will receive the standard NYSE consideration for his or her NYSE membership.

In no event, however, will the aggregate consideration payable to NYSE members exceed the aggregate value of the cash that would have been paid and the shares that would have been issued had every NYSE member accepted the standard NYSE consideration.

Tax Consequences of the Elections. The U.S. federal income tax consequences of the mergers to NYSE members will vary depending on the combination of cash and shares of NYSE Group common stock that they receive for their memberships. NYSE members who make a cash election or a stock election, however, will not know at the time that they are required to make this election if, and to what extent, the proration procedures will change the mix of consideration that they will receive in the mergers. As a result, NYSE members who make a cash election or stock election will not know the exact tax consequences of their election at the time that they are required to make these elections. For more information regarding the tax consequences of the merger to NYSE members, see "The Mergers—Material U.S. Federal Income Tax Consequences." **NYSE members are urged to consult with their tax advisors to determine the tax consequences of the mergers to them.**

No Recommendation Regarding Elections. **Neither NYSE Group, the NYSE nor Archipelago is making any recommendation as to whether NYSE members should make the cash election or the stock election. If you are a NYSE member, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.**

Transfer Restrictions on NYSE Group Common Stock. The shares of NYSE Group common stock that the NYSE members will receive in the mergers will be subject to transfer restrictions. These transfer restrictions will expire in three equal installments on the first, second and third anniversaries of the completion of the mergers, unless the NYSE Group board of directors removes the transfer restrictions, in whole or in part, earlier. The shares of NYSE Group common stock issued in the mergers to certain investment entities affiliated with General Atlantic, Goldman Sachs Group and Gerald D. Putnam, each as Archipelago stockholders, are also subject to transfer restrictions. See "Support and Lock-Up Agreements." If the transfer restrictions are removed from the NYSE Group common stock held by these entities, the transfer restrictions will be removed from a proportionate number of shares held by the former NYSE members and *vice versa*. For a description of these transfer restrictions, see "Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Capital Stock."

Conversion of NYSE Memberships into NYSE Group Shares

The conversion of NYSE memberships into the applicable merger consideration will occur automatically at the effective time of the mergers. However, to receive this merger consideration, the NYSE member must properly complete a NYSE letter of transmittal (which, if you are a NYSE member, accompanies this document) and send it to [●], which will serve as the exchange agent. The NYSE letter of transmittal contains customary representations and warranties on the part of the NYSE member, including representations and warranties to the effect that the NYSE member has good and valid title to the NYSE membership, has full power and authority to sell, assign and transfer the NYSE membership, free and clear of all liens, claims and encumbrances, and the NYSE membership is not subject to any adverse claims. In addition, the NYSE member will be required to represent that the NYSE membership is not subject to any lease agreement, unless that lease agreement terminates by its terms concurrently with the mergers. After the exchange agent receives a properly completed NYSE letter of transmittal from a NYSE member, and the mergers are completed, the exchange agent will send the NYSE member his or her merger consideration.

The NYSE letter of transmittal will also contain instructions if the beneficial owner of a NYSE membership is different than the registered owner of that interest. In that case, the registered owner of the NYSE membership must complete the NYSE letter of transmittal, but may instruct the exchange agent to pay and deliver the merger consideration to the designated beneficial owner of the NYSE membership.

Election Mechanics

NYSE Letter of Transmittal. The NYSE letter of transmittal can also be used by the NYSE member to make the cash election or stock election for his or her NYSE membership. To make the stock election or the cash election, NYSE members must properly complete and sign a NYSE letter of transmittal as specified in the instructions to the NYSE letter of transmittal, and this NYSE letter of transmittal must be received by the exchange agent at or prior to the election deadline.

Election Deadline. The election deadline for making the stock election or the cash election will be [●], unless extended by the NYSE board of directors. If the NYSE board of directors extends the election deadline, it will announce this extension at least five days prior to the new election deadline.

Election Revocation and Changes. Generally, an election may be revoked or changed with respect to a membership covered by the election by the member who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. **NYSE members may not revoke or change their elections following the election deadline. As a result, NYSE members who have made elections will be unable to revoke their elections or sell their memberships during the interval between the election deadline and the date of completion of the mergers.**

NYSE memberships as to which a member has not made a valid election prior to the election deadline, including as a result of revocation, will be converted into the standard NYSE consideration. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the member making the purported election will receive the standard NYSE consideration for his or her NYSE membership, unless a proper election is subsequently made on a timely basis. NYSE members who make no election to receive cash or stock consideration in the NYSE mergers, whose elections are not received by the exchange agent by the election deadline, or whose forms of election are improperly completed or are not signed will receive the standard NYSE consideration for their NYSE membership.

Proration and Allocation Procedure

The cash election and the stock election are subject to proration and allocation adjustments that will ensure that, in the aggregate, the amount of cash and shares of NYSE Group common stock issued in mergers will

equal the amount that would be issued if each NYSE member received the standard NYSE consideration. Accordingly, regardless of the number of cash elections or stock elections made by the NYSE members, the aggregate amount of cash that will be issued to the NYSE members pursuant to the mergers will be approximately $409,800,000 (which is equal to 1,366 NYSE memberships multiplied by $300,000 per NYSE membership), and the aggregate number of shares of NYSE Group common stock issued to the NYSE members in the mergers will be approximately [●] (which is equal to 1,366 NYSE memberships multiplied by [●] shares of NYSE Group common stock per NYSE membership).

Oversubscription of the Cash Election. The cash election will therefore be oversubscribed if the aggregate elections made by the NYSE members would require payment of more than $409,800,000 of cash or the issuance of less than [●] shares of NYSE Group common stock to the NYSE members. In this case, the cash election consideration will be adjusted so that the amount of cash issued to the NYSE member making the cash election is decreased, and the number of shares of NYSE Group common stock issued to this NYSE member is increased. Specifically, each NYSE membership for which the cash election is made will be converted into:

- an amount of cash (rounded to the nearest cent), without interest, equal to the sum of:
    - $300,000; and
    - the product of $300,000 and a fraction, the numerator of which is the aggregate number of NYSE memberships for which the stock election was made and the denominator of which is the aggregate number of NYSE memberships for which the cash election was made (we refer to this product as the "cash oversubscription amount"); and
- a number of shares of NYSE Group common stock equal to the difference between (1) [●] and (2) the quotient obtained by dividing the cash oversubscription amount by the implied closing cash value per share of NYSE Group common stock (which is equal to the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the merger).

If the cash election is oversubscribed, NYSE members making the stock election will continue to receive the stock election consideration, and NYSE members who neither make the stock election or cash election will receive the standard NYSE consideration.

Oversubscription of the Stock Election. The stock election will be oversubscribed if the aggregate elections made by the NYSE members would require payment of less than $409,800,000 in cash. In this case, the stock election consideration will be adjusted so that the amount of cash issued to the NYSE member making the stock election is increased, and the number of shares of NYSE Group common stock issued to this NYSE member is decreased. Specifically, each NYSE membership for which the stock election is made will be converted into:

- a number of shares of NYSE Group common stock equal to the sum of:
    - [●]; and
    - the product of [●] and a fraction, the numerator of which is the aggregate number of NYSE memberships for which the cash election is made and the denominator of which is the aggregate number of NYSE memberships for which the stock election is made (we refer to this product as the "stock oversubscription amount"); and
- an amount of cash (rounded to the nearest cent), without interest, equal to the difference between (1) $300,000 and (2) the product of the stock oversubscription amount and the implied closing cash value per share of NYSE Group common stock (which is equal to the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the merger).

If the stock election is oversubscribed, NYSE members making the cash election will continue to receive the cash election consideration, and NYSE members who neither make the stock election or cash election will receive the standard NYSE consideration.

The NYSE will make all computations related to the allocation formulas described in this section, and all of those computations will be binding and conclusive on all NYSE members. Because of the proration and allocation procedures, you cannot know for certain the amount of cash election consideration or stock election consideration at the time that the elections are required to be made. In addition, the value of the standard consideration, the cash election consideration and stock election consideration may differ from each other.

Illustrative Examples of Proration and Allocation Procedure

Example A—Oversubscription of Cash Election. The following example illustrates how the proration and allocation procedures would work in the event that there is an oversubscription of the cash election. For purposes of this example, assume the following:

- there are 1,366 NYSE members;
- 600 NYSE members make the standard election;
- 500 NYSE members make the cash election;
- the remaining 266 NYSE members make the stock election; and
- the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the mergers (or the implied closing cash value per share of NYSE Group common stock) is $[●].

In this example, the cash election consideration, prior to proration and allocation, would be $[●] (which is equal to the sum of $300,000 and $[●] (which is the implied closing cash value of [●] shares of NYSE Group common stock based on the implied closing cash value per share of NYSE Group common stock). As a result, the cash election is oversubscribed because the total cash that would be payable under these elections, without proration or allocation, is $[●] (which is equal to the sum of (1) 600 multiplied by $300,000 and (2) 500 multiplied by $[●]). Accordingly, the cash election consideration will be adjusted so that it is equal to:

- $[●] in cash (which is equal to the sum of (1) $300,000 and (2) the cash oversubscription amount of [●], which equals $300,000 multiplied by 266/500); and
- [●] shares of NYSE Group common stock (which is equal to the difference between (1) [●] and (2) the quotient obtained by dividing the cash oversubscription amount by [●], which is the implied closing cash value per share of NYSE Group common stock).

Example B—Oversubscription of Stock Election. The following example illustrates how the proration and allocation procedures would work in the event that there is an oversubscription of the stock election. For purposes of this example, assume the following:

- there are 1,366 NYSE members;
- 100 NYSE members make the standard election;
- 1100 NYSE members make the stock election;
- the remaining 166 NYSE members make the cash election; and
- the implied closing cash value per share of NYSE Group common stock is $[●].

In this example, the stock election is oversubscribed because the total cash that would be payable under these elections is [●] (which is equal to the sum of (1) 100 multiplied by $300,000 and (2) 166 multiplied by $[●]). Accordingly, the stock election consideration will be adjusted so that it is equal to:

- [●] shares of NYSE Group common stock (which is equal to the sum of (1) [●] and (2) the stock oversubscription amount of [●], which is the product of [●] and 166/1100).
- $[●] in cash (which is equal to the difference between (1) $300,000 and (2) the product of the stock oversubscription amount and the implied closing cash value per share of NYSE Group common stock).

Merger Consideration Received by Archipelago Stockholders

Merger Consideration

Archipelago stockholders will only receive shares of NYSE Group common stock in the mergers, except for cash issued in lieu of fractional shares. Specifically, in the mergers:

- each outstanding share of Archipelago common stock (other than shares held by Archipelago) will be converted into one share of NYSE Group common stock;

- each outstanding Archipelago employee stock option to acquire shares of Archipelago common stock, whether vested or unvested, will be converted into an option to acquire an equal number of shares of NYSE Group common stock; and

- each outstanding restricted stock unit of Archipelago common stock will be converted into one restricted stock unit of NYSE Group common stock.

The result of these conversions is that the aggregate number of shares of NYSE Group common stock (including shares underlying stock options and restricted stock grants) to be received by the Archipelago stockholders as a result of the mergers will equal 30% of the issued and outstanding shares of NYSE Group common stock at the time of completion of the mergers, calculated on a diluted basis. The remaining of the issued and outstanding shares of NYSE Group common stock will be issued to the NYSE members in the mergers or reserved for issuance to NYSE employees.

For purposes of calculating this 30% figure, the aggregate number of Archipelago employee stock options deemed outstanding shall be determined by applying the treasury stock method under U.S. generally accepted accounting principles, where the average market price of Archipelago common stock used in the calculation shall equal $25.35, which is the lesser of (1) the average market price of Archipelago common stock during the 10 consecutive trading days immediately following the date of the merger agreement, determined in the manner specified in the merger agreement, and (2) 150% of the closing price of a share of Archipelago common stock on April 19, 2005. The treasury stock method assumes that options are exercised and that the proceeds received by the issuer from the exercise of the options are used to purchase common stock for the treasury. The treasury stock method therefore increases the number of shares outstanding whenever the exercise price of the option is lower than the average market price of the common stock.

The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the date of the mergers. Each share of Archipelago common stock owned by Archipelago and by the NYSE (other than any shares held on behalf of third parties) will be cancelled without consideration.

Treatment of Archipelago Options and Awards

At the time of completion of the Archipelago merger, each outstanding option to purchase shares of Archipelago common stock, whether or not vested, will be converted into an option to acquire an equivalent number of shares of NYSE Group common stock at an equivalent exercise price (to be determined in a manner consistent with the requirements of the Internal Revenue Code). In all other respects, each Archipelago option will continue to be governed by the same terms and conditions as were applicable to it immediately prior to the completion of the Archipelago merger.

In addition, at the time of completion of the Archipelago merger, each right of any kind, whether contingent or accrued, to acquire or receive Archipelago common stock or benefits measured in whole or in part by the value of a number of shares of Archipelago common stock that is awarded, outstanding, payable or reserved for issuance under any Archipelago benefit plans (other than Archipelago options), which we refer to in this document as an "Archipelago award," will be deemed to be converted into the right to acquire or receive benefits measured by the value of an equivalent number of shares of NYSE Group common stock. In all other respects, each Archipelago award will continue to be governed by the same terms and conditions as were applicable to it immediately prior to the completion of the mergers.

Conversion of Archipelago Shares into NYSE Group Shares

Conversion and Exchange of Shares. The conversion of shares of Archipelago common stock into the right to receive shares of NYSE Group common stock will occur automatically at the effective time of the mergers. As soon as practicable after the completion of the mergers, [●], which will serve as the exchange agent, will exchange certificates representing former shares of Archipelago common stock for shares of NYSE Group common stock pursuant to the terms of the merger agreement.

Archipelago Letter of Transmittal. As soon as practicable after the completion of the mergers, [●], the exchange agent, will send an Archipelago letter of transmittal to former holders of record of Archipelago common stock. The Archipelago letter of transmittal will be accompanied by instructions on how to surrender certificates representing Archipelago common stock and on how to authorize the transfer and cancellation of Archipelago common stock held in book-entry form. When a holder of Archipelago common stock delivers a properly executed Archipelago letter of transmittal and, if applicable, Archipelago stock certificates and any other required documents to the exchange agent, the stock certificates representing Archipelago common stock will be cancelled, and the holder will be entitled to receive in exchange a certificate representing the number of shares of NYSE Group that the holder is entitled to receive as the merger consideration in the Archipelago merger and cash in lieu of fractional shares.

If an Archipelago stockholder holds Archipelago common stock in book-entry form, when the stockholder delivers a properly executed Archipelago letter of transmittal and any other required documents to the exchange agent, the shares of Archipelago common stock held by the stockholder automatically will be cancelled and converted into shares of NYSE Group common stock, except that the stockholder will be entitled to cash in lieu of fractional shares as described below under "No Fractional Shares."

DO NOT SUBMIT ARCHIPELAGO STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE ARCHIPELAGO LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

If a certificate for shares of Archipelago common stock has been lost, stolen or destroyed, the exchange agent will issue the applicable merger consideration properly payable under the merger agreement upon compliance by the applicable stockholder with the replacement requirements established by the exchange agent.

No Fractional Shares

No person will receive fractional shares of NYSE Group common stock in the mergers. Instead, the exchange agent will sell, on behalf of NYSE members and Archipelago stockholders, the aggregate fractional shares that those holders would otherwise have received, and each NYSE member or Archipelago stockholder that otherwise would have received a fraction of a share of NYSE Group common stock will receive cash in an amount equal to the member's or shareholder's proportional interest in the net proceeds of the sale.

Dividends; Withholding

Dividends and Distributions with Respect to Unexchanged Memberships or Shares. Any dividend or other distribution declared after the completion of the mergers with respect to shares of NYSE Group common stock into which NYSE memberships or shares of Archipelago common stock are convertible will not be paid (but will nonetheless accrue) until those memberships or shares of common stock are properly surrendered for exchange. NYSE Group will pay to former NYSE members and former Archipelago stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their stock certificates or book-entry interests, as applicable. After the completion of the mergers, there will be no transfers on the NYSE's records of any NYSE memberships, or on Archipelago's stock transfer books of any shares of Archipelago common stock, that were outstanding immediately prior to the completion of the mergers.

Withholding. The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any former NYSE member or former Archipelago stockholder the amounts it is required to deduct and

withhold under the Internal Revenue Code or any provision of any state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the mergers as having been paid to the members or stockholders from whom they were withheld.

Post-Closing Transfer Restrictions

The shares of NYSE Group common stock issued to the former NYSE members in the mergers will be subject to a lock-up period during which the shares may not be directly or indirectly assigned, sold, transferred, pledged, hypothecated or otherwise disposed. The lock-up period will begin on the date of completion of the mergers, and the shares subject to the lock-up will expire in equal installments on the first, second and third anniversaries of that date. The lock-up period is the same as that imposed on the shares of NYSE Group common stock received by General Atlantic and Goldman Sachs Group, Archipelago's two largest stockholders. The shares of NYSE Group common stock received by entities affiliated with Gerald D. Putnam, are subject to a lock-up period ending on the first anniversary of the date of completion of the mergers. See "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock."

Prior to the completion of the mergers, the NYSE has the right to amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to the NYSE members in the mergers. If it chooses to do so, the NYSE must offer the parties to the support and lock-up agreements to similarly amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to those parties in the mergers.

After the completion of the mergers, the NYSE Group board of directors may shorten the lock-up period with respect to all or a portion of the shares subject to the lock-up. See "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock."

Conditions to Completion of the Mergers

Conditions to Each Party's Obligations. Neither the NYSE nor Archipelago is obligated to complete the mergers unless each of the following conditions is satisfied or waived:

- the merger agreement has been adopted by the affirmative vote of the holders of two-thirds of the votes cast by the NYSE members at a meeting where a quorum is present and by the holders of a majority of the outstanding shares of Archipelago common stock entitled to vote on the matter;

- the shares of NYSE Group common stock to be issued in the mergers and reserved for issuance in connection with the mergers have been authorized for listing on the NYSE (or if this listing is not approved or permitted, another national securities exchange), upon official notice of issuance;

- the waiting period applicable to the mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated;

- all consents or approvals from governmental authorities required to be obtained in connection with the mergers have been obtained, unless the failure to obtain these consents would not reasonably be expected to result in (1) a material adverse effect on the business, continuing results of operations or financial condition of Archipelago and its subsidiaries, taken as a whole, (2) the authority and ability of the Pacific Exchange to continue as a national securities exchange and SRO following the acquisition of PCX Holdings by Archipelago, (3) an effect on the business, continuing results of operations or financial condition of the NYSE and its subsidiaries that would have been a material adverse effect on the business, continuing results of operations or financial condition of Archipelago and its subsidiaries, taken as a whole, if it had occurred with respect to Archipelago and its subsidiaries and (4) the authority and ability of the NYSE to continue as a national securities exchange (any circumstance described in clauses (1) through (4) is referred to as a "substantial detriment");

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- all of the required consents and approvals from governmental authorities that have been obtained are on terms that, individually or in the aggregate, would not be reasonably likely to result in a substantial detriment;

- no court or other governmental entity has enacted or issued any injunction, order, rule or law that (1) restrains, enjoins or otherwise prohibits the completion of the mergers or other transactions contemplated by the merger agreement and (2) would result in or would be reasonably likely to result in a substantial detriment, and no governmental entity has instituted any proceeding or threatened to institute any proceeding seeking such an injunction, order, rule or law;

- the registration statement of which this document forms a part has been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement shall have been issued, initiated or threatened by the SEC; and

- all state securities and "blue sky" permits necessary to consummate the transactions contemplated by the merger agreement have been received.

Additional Closing Conditions. The obligations of each of the NYSE and Archipelago to complete the mergers is also subject to the satisfaction or waiver of the following additional conditions:

- truth and accuracy of the representations and warranties of the other party, generally subject to any exceptions that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on the other party;

- the other party's performance in all material respects of all of its obligations that are required by the merger agreement to be performed on or prior to the closing date;

- each of the NYSE's and Archipelago's receipt of a private letter ruling from the Internal Revenue Service or an opinion from its counsel to the effect that their respective mergers will be treated as reorganizations within the meaning of the Internal Revenue Code; and

- possession by the other party, at the time of completion of the mergers, of a minimum amount of net cash—specifically, Archipelago's obligation to complete the mergers is subject to the NYSE's possession of at least $350 million of net cash, and the NYSE's obligation to complete the mergers is subject to Archipelago's possession of at least $150 million of net cash. For a discussion of the calculation of net cash, see "The Merger Agreement—Calculation of Net Cash."

For purposes of the merger agreement, the term "material adverse effect" means, with respect to either party, a material adverse effect on:

- the business, continuing results of operations or financial condition of the applicable party and its subsidiaries taken as a whole;

- the authority or ability of the NYSE (in the case of the NYSE) or the Pacific Exchange (in the case of Archipelago) to continue as a national securities exchange and SRO; or

- the ability of either party to consummate the mergers prior to the termination date of the agreement.

The following, however, shall not be considered in determining whether a material adverse effect has occurred:

- any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that the change or development does not affect the applicable party in a materially disproportionate manner relative to other U.S. securities exchanges or trading markets;

- any change or development to the extent resulting from the execution or announcement of the merger agreement or the transactions contemplated by the merger agreement; and

- any change or development to the extent resulting from any act or omission by the relevant party that is required by the merger agreement.

We may be required to re-solicit your vote in the event that a material condition to the mergers is waived by one of us.

Reasonable Best Efforts to Obtain Required Approvals

The NYSE and Archipelago have agreed to use reasonable best efforts to take all actions necessary to consummate the mergers and the other transactions contemplated by the merger agreement, including taking such actions necessary to obtain any required consents from third parties or governmental authorities. However, the merger agreement does not require the NYSE or Archipelago to:

- agree to sell or hold separate any assets or businesses of NYSE Group, the NYSE, Archipelago or any of their respective subsidiaries or affiliates if this action would reasonably be expected to result in:
  - a material adverse effect on the business, continuing results of operations or financial condition of the NYSE and its subsidiaries, taken as a whole;
  - a material adverse effect on the authority or ability of the NYSE to continue as a registered national securities exchange and a SRO;
  - an effect on the business, continuing results of operations or financial condition of Archipelago that, if it had occurred with respect to the NYSE, would have been a material adverse effect on the business, continuing results of operations or financial condition of the NYSE and its subsidiaries, taken as a whole; or
  - after the completion of Archipelago's acquisition of PCX Holdings, a material adverse effect the authority or ability of the Pacific Exchange to continue as a registered national securities exchange and a SRO; or
- agree to any changes or restrictions in the market or regulatory structure of NYSE Group, the NYSE, Archipelago or any of their respective subsidiaries or affiliates, or in the operations of their respective assets and business, that would reasonably be expected to result in a substantial detriment.

No Solicitations of Alternative Transactions

The merger agreement contains detailed provisions prohibiting the NYSE and Archipelago from seeking an alternative transaction to the mergers. Under these "no solicitation" provisions, each of the NYSE and Archipelago has agreed not to:

- initiate, solicit, knowingly encourage, facilitate (including by way of furnishing information) or induce any inquires or the making, submission or announcement of an "acquisition proposal" (as described below);
- hold any discussions with or provide any confidential information or data to any person or entity relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;
- approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or
- approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

For purposes of the merger agreement, the term "acquisition proposal" means, with respect to either the NYSE or Archipelago, any proposal or offer with respect to, or any indication of interest in (other than acquisitions permitted by the terms of the merger agreement):

- any direct or indirect acquisition or purchase of the party or 10% or more of the equity or voting power of the party or the consolidated gross assets of the party and its subsidiaries, taken as a whole;

- any direct or indirect acquisition or purchase of a subsidiary of the party that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of the party and its subsidiaries, taken as a whole, or 50% or more of the equity or voting power of the subsidiary;

- any tender offer that, if completed, would result in any person beneficially owning 10% or more of any class of equity or voting power of the party; or

- any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party or a subsidiary of such party that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of the party and its subsidiaries, taken as a whole.

The merger agreement permits the NYSE and Archipelago and their respective boards of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an acquisition proposal that either party may receive and to make other disclosures required by law or the fiduciary duties of our respective boards of directors.

If either the NYSE or Archipelago receives an unsolicited bona fide written acquisition proposal prior to the receipt of NYSE member approval or Archipelago stockholder approval, as applicable, of the merger agreement, the party receiving that proposal may engage in discussions or negotiations with, or provide information to the person making that acquisition proposal, if and only to the extent that:

- the board of directors of the party receiving the acquisition proposal, after consultation with its outside legal counsel and financial advisors, concludes in good faith that there is a reasonable likelihood that the acquisition proposal could constitute a "superior proposal" (as described below);

- the board of directors of the party receiving the acquisition proposal, after consultation with its outside legal counsel, determines in good faith that failure to take the action would be inconsistent with the board's fiduciary duties under applicable law;

- prior to providing information or data to any person in connection with the acquisition proposal, the board of directors of the party receiving the acquisition proposal receives from the person making the acquisition proposal an executed confidentiality agreement, with terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between the NYSE and Archipelago; and

- that party has complied in all material respects with the "no solicitation" provisions in the merger agreement.

In addition, if either the NYSE or Archipelago receives an unsolicited bona fide written acquisition proposal prior to the receipt of NYSE member approval or Archipelago stockholder approval, as applicable, of the merger agreement, the party receiving that proposal may withdraw or change its recommendation in favor of adopting the merger agreement if and only to the extent that:

- the board of directors of the party receiving the acquisition proposal, after consultation with outside legal counsel and financial advisors, concludes in good faith that the acquisition proposal which has been received constitutes a superior proposal (as described below); and

- the board of directors of the party receiving the acquisition proposal, after consultation with outside legal counsel, determines in good faith that failure to take the action would be inconsistent with the board's fiduciary duties under applicable law.

For purposes of the merger agreement, "superior proposal" means a bona fide written acquisition proposal obtained by either the NYSE or Archipelago (other than any such proposal obtained in breach of the "no solicitation" provisions in the merger agreement) for or in respect of:

- in the case of the NYSE, 50% or more of the outstanding memberships in or assets of the NYSE and its subsidiaries on a consolidated basis, and

- in the case of Archipelago, all of the outstanding voting power of and economic interest in the capital stock of Archipelago or all of the assets of Archipelago and its subsidiaries on a consolidated basis,

on terms that the board of directors of the applicable party concludes in good faith, after receipt of the advice of its financial advisors and outside legal counsel, is more favorable, from a financial point of view, to the members or stockholders, as applicable, of the party receiving the acquisition proposal than the mergers contemplated by the merger agreement, after taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the merger agreement and any improved terms that the other party has offered pursuant to the merger agreement that are deemed relevant by the board of directors of the applicable party (including conditions to and the expected timing and risks of completion and the ability of the party making the acquisition proposal to obtain financing).

The NYSE and Archipelago have agreed in the merger agreement that they will:

- notify the other party to the merger agreement within two business days of receipt of any acquisition proposal or any request for nonpublic information or inquiry that the party receiving the acquisition proposal, request or inquiry reasonably believes could lead to an acquisition proposal, of the material terms and conditions of the acquisition proposal, request or inquiry and the identity of the person making the acquisition proposal, request or inquiry; and

- thereafter provide the other party, as promptly as practicable, with oral and written notice containing sufficient information to keep the other party informed in all material respects of the status and details of the acquisition proposal, request or inquiry.

Members/Stockholders Meeting

Each of the NYSE and Archipelago agreed in the merger agreement to convene a meeting of its members or stockholders, as applicable, on a mutually agreed date that shall be as promptly as practicable (1) after the registration statement of which this document forms a part is declared effective and (2) to the extent permissible, after the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by the merger agreement. Additionally, subject to fiduciary obligations under applicable law, the board of directors of each of the NYSE and Archipelago agreed to recommend and solicit the approval and adoption of the merger agreement. In the event that the NYSE board of directors or Archipelago board of directors determines that the merger agreement is no longer advisable and either (1) makes no recommendation or (2) recommends that its members or stockholders, as applicable, reject the merger agreement, the party shall nevertheless submit the merger agreement to its members or stockholders for approval and adoption at their respective meetings unless the merger agreement has been terminated in accordance with the terms of the merger agreement.

Termination

Termination Rights

The NYSE and Archipelago may terminate the merger agreement at any time prior to the completion of the merger by mutual consent. In addition, either the NYSE or Archipelago may terminate the merger agreement by written notice to the other party at any time prior to the completion of the mergers if:

- the mergers are not completed on or before February 1, 2006 (the "termination date"), except that this right to terminate will not be available to a party whose failure to comply with any provision of the merger agreement (or similar failure by any of the party's subsidiaries) was the cause of, resulted in, or proximately contributed to the failure of the mergers to be completed by the termination date;

- the NYSE members or the Archipelago stockholders do not approve and adopt the merger agreement at their respective meetings or any adjournment or postponement of these meetings, except that this right to terminate will not be available to a party that has breached its obligations to properly convene and hold a members meeting or stockholders meeting in a manner that proximately contributes to the party's

members meeting or stockholders meeting not being held, or the vote of NYSE members or Archipelago stockholders, as the case may be, not being taken prior to the termination date; or

- any governmental entity and, in the case of Archipelago, any SRO denies any regulatory approval that is required to be obtained in connection with the mergers and constitutes a condition to the completion of the mergers, and this denial becomes final, binding and non-appealable, or issues a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the mergers;

The termination date of the merger agreement set forth above may be extended by either party to May 1, 2006 (which date may be further extended for an additional period of time, but not later than August 1, 2006) if, on February 1, 2006, the only conditions to the completion of the mergers that have not yet been satisfied are those listed under "The Merger Agreement—Conditions to Completion of the Mergers—Conditions to Each Party's Obligations."

Either party may also terminate the merger agreement at any time prior to the approval and adoption of the merger agreement by its members or stockholders, as applicable, if:

- the board of directors of the terminating party authorizes that party to enter into a binding agreement for an alternative transaction that constitutes a superior proposal (after notifying the other party to the merger agreement of its intention to enter into this agreement and after providing the other party with an opportunity to match the terms of the alternative transaction so that it would not be a superior proposal); and the terminating party is not in material breach of the "no solicitation" provisions described under "The Merger Agreement—No Solicitation of Alternative Transactions," or any other terms of the merger agreement; or

- the other party's board of directors changes its recommendation for the mergers or fails to reconfirm its recommendation within seven business days after a written request by the terminating party to do so.

Either party may terminate the merger agreement at any time prior to the completion of the mergers, regardless of whether the approval and adoption of the merger agreement by the members or stockholders, as the case may be, has been obtained, if:

- the other party breaches in any material respect the "no solicitation" provisions described under "The Merger Agreement—No Solicitation of Alternative Transactions"; or

- the other party breaches in any material respect any of its representations, warranties, covenants or agreements contained in the merger agreement (which breach would prevent satisfaction of the other party's relevant closing conditions), and the breach is not curable or if curable, is prior to the earlier of (1) the date that is 30 days after written notice of the breach is given, or (2) the business day prior to the termination date of the merger agreement).

Termination Fees and Expense Reimbursement

The merger agreement requires each of the NYSE and Archipelago to pay the other party a termination fee of $30 million and also reimburse the other party for its out-of-pocket expenses in an aggregate amount up to $10 million as follows:

- if any party terminates the merger agreement because the termination date has occurred, and at that time the other party would have been permitted to terminate the merger agreement on the ground that the terminating party's board of directors changed its recommendation or failed to reconfirm its recommendation for the mergers as described above, then the terminating party will promptly pay the termination fee and expense reimbursement; or

- if any party terminates the merger agreement because the other party's board of directors changed its recommendation or failed to reconfirm its recommendation for the mergers, then the other party must pay the terminating party the termination fee and expense reimbursement.

In addition, if an acquisition proposal is made to either party or its subsidiaries, or any person announces a bona fide intention to make an acquisition proposal with respect to either party or its subsidiaries, and thereafter the agreement is terminated:

- by either party because the members or stockholders, as applicable, of the party receiving the acquisition proposal did not approve and adopt the merger agreement at their meeting convened for that purpose (including any adjournment or postponement of that meeting);

- by either party because the termination date of the merger agreement has occurred and, at that time, the only closing condition that is not satisfied is the failure to have received the approval for the mergers of the stockholders or members, as applicable, of the party receiving the acquisition proposal; or

- by the other party because the party receiving the acquisition proposal materially breached the "no solicitation" provisions described under "The Merger Agreement—No Solicitation of Alternative Transactions";

then, in each case, the party receiving the acquisition proposal must:

- pay the expense reimbursement within two days after termination; and

- pay the termination fee if, within 15 months of the termination, any third party has acquired or has entered into an agreement with the party receiving the acquisition proposal to acquire (either through a purchase, merger, consolidation or otherwise) a majority of the voting power or economic interests in that party or a majority of the consolidated assets of that party and its subsidiaries, taken as a whole.

If either party fails to pay all amounts of the termination fee and expense reimbursement due on the specified dates, then the party must also pay the other party's expenses from actions taken to collect the unpaid amounts, including interest on the unpaid amounts and the additional expenses, calculated at the prevailing market rate of Citibank, N.A.

Conduct of Business Pending the Mergers

The NYSE and Archipelago agreed in the merger agreement that, until the earlier of the completion of the mergers or the termination of the merger agreement, they would conduct their respective businesses in the ordinary and usual course consistent with past practice and use reasonable best efforts to preserve their respective business organizations and maintain relationships and goodwill with governmental entities, providers of order flow, customers, other business associates, members and stockholders. They also agreed to certain restrictions relating to the conduct of their businesses during this period. Specifically, the NYSE and Archipelago agreed not to do the following without the prior written consent of the other party (subject to exceptions specified in the merger agreement):

- issue, sell, pledge, dispose of, encumber, split, combine or reclassify their (or their subsidiaries') memberships interests or capital stock, as applicable (except that (1) the NYSE has the right to agree to issue equity interests in NYSE Group in connection with acquisitions as long as the number of shares of NYSE Group common stock does not exceed 25% of the outstanding NYSE memberships, on an as-converted basis using the exchange ratio for NYSE members in the mergers; and (2) Archipelago has the right to issue shares of Archipelago common stock in connection with its acquisition of PCX Holdings, outstanding awards under its benefits plans, and the grant of certain restricted stock units pursuant to the terms of the merger agreement);

- declare or pay any dividends, other than the cash dividend expressly permitted by the merger agreement (which is described under "The Merger Agreement—Permitted Dividends") and dividends payable by their wholly owned subsidiaries to them;

- repurchase or redeem its memberships or capital stock (except, in the case of Archipelago, in connection with its benefits plans and its acquisition of PCX Holdings);

- incur or guarantee any indebtedness within specified limits (except that the NYSE may incur indebtedness if it has consulted with Archipelago prior to taking this action);

- make or authorize capital expenditures other than within specified limits of each party's existing business plan (except that the NYSE may make capital expenditures outside of these limits if it has consulted with Archipelago prior to taking this action);

- settle or compromise any material litigation other than in the ordinary and usual course of business consistent with past practice (except that the NYSE may take this action if it has consulted with Archipelago prior to doing so);

- modify, amend or terminate any of its material contracts (except that the NYSE may take this action if it has consulted with Archipelago prior to doing so);

- change its credit practices or accounting principles, policies or practice, except to the extent these changes are required by changes in U.S. generally accepted accounting principles (except that the NYSE may take this action if it has consulted with Archipelago prior to doing so);

- enter into any non-compete or similar agreement that would materially restrict the businesses of NYSE Group or any of its subsidiaries after the completion of the mergers; or

- take actions that would be reasonably likely to prevent or impede the mergers from qualifying as reorganizations under the Internal Revenue Code.

In addition to the above restrictions, Archipelago agreed not to do any of the following without the prior consent of the NYSE (subject to exceptions specified in the merger agreement):

- amend its certificate of incorporation or bylaws, except as set forth in the merger agreement;

- transfer, lease, license, sell, or dispose of any of its material property or assets other than in the ordinary course of business;

- enter into or consummate any acquisitions or other types of non-ordinary-course transactions other than the acquisition of PCX Holdings;

- terminate, establish, amend or make new grants under any employee benefit plans or similar arrangements (except for offer letters to newly-hired employees with base salary not to exceed $300,000), increase the compensation of any employees or fringe benefits of any director, officer or employees (except for increases and new grants within certain agreed limits in the merger agreement), enter into or renew any contract that provides payment of compensation contingent upon the occurrence of any transactions contemplated by the merger agreement, or accelerate or otherwise affect the vesting of any equity-based awards upon the occurrence of any of the transactions contemplated by the merger agreement (except for the triggering provision for certain new awards as provided in the merger agreement);

- make or change any material tax election (subject to certain exceptions), change any material method of tax accounting, file any material amended tax return, or settle or compromise any material audit or proceedings relating taxes;

- permit any insurance policy naming it as a beneficiary to be cancelled or terminated other than in the ordinary course of business;

- make any amendment, waiver or modification to its merger agreement with PCX Holdings;

- enter into contracts between Archipelago or any of it subsidiaries, on the one hand, and Archipelago's affiliates, employees, officers or directors, on the other hand, other than as permitted by the merger agreement; or

- file with the SEC any application to change its rules or regulations unless it simultaneously provides a written copy of the application to the NYSE.

Permitted Dividends

The merger agreement permits the NYSE and Archipelago to pay cash dividends to its members or stockholders, as applicable, so that the relative net cash that the NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70:30 ratio. Specifically, if the NYSE has at least $350 million of net cash at the closing of the mergers, and its net cash is greater than 7/3rds of Archipelago's net cash at closing, then the NYSE has the right to declare and pay to NYSE members a cash dividend in an aggregate amount equal to this excess. Likewise, if Archipelago has at least $150 million of net cash at the closing of the mergers, and its net cash is greater than 3/7ths of the NYSE's net cash at closing, then Archipelago has the right to declare and pay to Archipelago stockholders a cash dividend in an aggregate amount equal to this excess. If a permitted dividend is paid it will be paid either by the NYSE or by Archipelago, not both. For a discussion of the calculation of net cash, see "The Merger Agreement—Calculation of Net Cash."

Calculation of Net Cash

Each of the NYSE and Archipelago will calculate its net cash at the time of the mergers to determine compliance with the minimum net cash closing condition (see "The Merger Agreement—Conditions to Completion of the Mergers—Additional Closing Conditions") and to determine the amount, if any, of permitted dividend that the NYSE or Archipelago has the right to distribute prior to completion of the mergers (see "The Merger Agreement—Permitted Dividends"). The amount of net cash will be calculated in accordance with U.S. generally accepted accounting principles and on the same basis and applying the same accounting principles, policies and practices that the NYSE or Archipelago, as applicable, used in producing its respective financial statements for the last fiscal year. The amount of net cash for each party will be calculated as that party's aggregate cash assets (broadly, the sum of its cash, cash equivalents and market securities, short-term investments at cost, repurchase agreements, net receivables and prepaid expenses in the current year) less that party's aggregate cash liabilities (broadly, the sum of its accounts payable, capital lease obligations, any indebtedness for borrowed money, any other obligation to pay cash other than obligations incurred in the ordinary course of business, consistent with past practice).

In the case of the NYSE, any expenses in respect of the indemnification agreement related to the Special Trust Fund or the Gratuity Fund will not be included in its aggregate cash liabilities, and will not, therefore, reduce the NYSE's net cash for these purposes.

In the case of Archipelago, any expected restructuring charges expected to be incurred in connection with the acquisition of the Pacific Exchange will be included in its aggregate cash liabilities, thus reducing Archipelago's net cash for these purposes.

In addition, certain cash severance amounts (including excess parachute payment gross-ups arising solely from these cash severance amounts) that are or may be payable to Archipelago employees under change-of-control severance or employment agreements as a result of the mergers will be deemed to have been paid prior to the calculation of Archipelago's net cash, and accordingly, reduce Archipelago's net cash for these purposes. See "The Mergers—Interests of Officers and Directors in the Mergers—Interests of Archipelago Directors and Executive Officers—Archipelago Executive Election."

Indemnification and Insurance of Directors and Officers

After the completion of the mergers, the parties agreed that NYSE Group will indemnify, hold harmless and provide advancement of expenses to the past and present directors, officers and employees of the NYSE, Archipelago and their respective subsidiaries, for acts or omissions occurring at or prior to the completion of the mergers, to the same extent as these individuals had rights of indemnification prior to the completion of the mergers and to the fullest extent permitted by law. The parties also agreed that the NYSE Group certificate of incorporation and bylaws will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are, in the aggregate, no less

advantageous to the intended beneficiaries than the corresponding provisions in the current certificate of incorporation and bylaws of each of the NYSE and Archipelago.

In addition, for a period of six years following the completion of the mergers, NYSE Group will maintain in effect the current directors' and officers' and fiduciary liability policies maintained by each of the NYSE and Archipelago with respect to claims arising from facts or events occurring at or prior to the completion of the mergers (or a substitute policy or policies with the same coverage and with terms no less advantageous in the aggregate), subject to the limitation that NYSE Group will not be required to spend in any one year more than 175% of the annual premiums currently paid by each of the NYSE and Archipelago for this insurance. Instead, NYSE Group may, at its option, purchase a six-year "tail" prepaid policy on the same terms and conditions and subject to the same expenditure limitation.

Benefits Matters

The parties to the merger agreement agreed that, until the later of December 31, 2006 and the first anniversary of the mergers, NYSE Group will provide to Archipelago employees compensation and pension and welfare benefits that are no less favorable in value in the aggregate than those provided to those employees immediately prior to the completion of the mergers. NYSE Group will also give employees of Archipelago who become participants in NYSE Group's employee benefit plans credit (for purposes of eligibility, vesting and benefit accruals) for all service recognized by Archipelago and its subsidiaries, except (1) as such credit would result in a duplication of benefits, (2) to the extent that any new plan is established by NYSE Group that does not recognize service of similarly situated employees of the NYSE and its subsidiaries and (3) benefit accruals will not be provided under NYSE Group's defined benefit pension plans. In addition, NYSE Group will honor Archipelago benefit plans and arrangements in accordance with their terms as in effect immediately prior to the completion of the mergers. NYSE Group, Archipelago and their respective subsidiaries retain the right to amend or terminate any plan in accordance with its terms. The NYSE and Archipelago agreed that the mergers will constitute a change of control under Archipelago's employment agreements and change-of-control severance agreements in accordance with the terms of those agreements. For a discussion of the treatment of certain amounts that are paid or are payable under these agreements for purposes of the calculation of net cash, see "The Mergers—Interests of Officers and Directors in the Mergers—Interests of Archipelago Directors and Executive Officers—Executive Election."

NYSE Group will also pay participants in the Archipelago annual bonus plan who remain employed through the completion of the mergers a prorated annual bonus for the year in which the mergers become effective, based on an annual bonus amount for that year as reasonably determined in good faith by the compensation committee of the Archipelago board of directors and consistent with past practice.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers. Assuming that the price of a share of NYSE Group common stock upon completion of the mergers is $[●], the shares of NYSE Group common stock reserved for issuance to current NYSE employees would represent approximately [●]% of the issued and outstanding NYSE Group common stock upon completion of the mergers. The aggregate number of shares of NYSE Group common stock issued in the mergers to the NYSE members (together with the aggregate shares reserved for issuance to current NYSE employees) will equal 70% of the NYSE Group common stock issued and outstanding at the time of completion of the mergers, on a diluted basis, as described under "The Mergers—General."

We have agreed to take all necessary steps to ensure that (1) any dispositions of NYSE memberships, Archipelago common stock, and options and other equity awards relating to Archipelago common stock and (2) any acquisitions of NYSE Group common stock or derivative securities with respect to NYSE Group common

stock, in each case, to the extent resulting from the transactions contemplated by the merger agreement and subject to Section 16(b) of the Exchange Act will be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

Governance and Management

The merger agreement provides that, upon completion of the mergers, the NYSE Group board of directors will consist of 14 members, 11 of whom will be the directors of the NYSE immediately prior to the time of effectiveness of the mergers, and 3 of whom will be designees of Archipelago (provided that these designees are agreed upon by the NYSE). The 14 directors that we expect to be on the NYSE Group board of directors, along with their relevant biographical information, are set forth under "Directors and Management of NYSE Group After the Mergers." All members of the NYSE Group board of directors, other than the chief executive officer of NYSE Group, must satisfy the NYSE independence requirements for directors.

The merger agreement also provides that the chief executive officer of the NYSE immediately prior to the mergers will be the chief executive officer of NYSE Group.

Amendment and Waiver

The NYSE and Archipelago may amend the merger agreement at any time before or after approval and adoption of the merger agreement by the members or stockholders, as applicable, of the NYSE or Archipelago. However, after approval and adoption of the merger agreement, no amendment may be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by those members or stockholders, as applicable, unless this further approval is obtained.

At any time before the completion of the mergers, the parties may, to the extent legally allowed, waive any compliance with any of the conditions contained in the merger agreement.

Fees and Expenses

All costs and expenses incurred in connection with the merger agreement and the mergers will be paid by the party incurring the expense, except as otherwise provided in the merger agreement (see "The Merger Agreement—Fees and Expenses") and except that:

- if the mergers are completed, the surviving corporation of each merger will pay any property or transfer taxes imposed on either party in connection with that merger; and

- all expenses and fees incurred in connection with the filing, printing and mailing of this document, and the registration statement of which this document forms a part, will be shared equally by the NYSE and Archipelago.

Representations and Warranties

The merger agreement contains customary and substantially reciprocal representations and warranties by the NYSE and Archipelago relating to the following:

- organization, good standing and qualification;

- membership and trading rights (in the case of the NYSE) and capital structure (in the case of Archipelago);

- authorization of the merger agreement and absence of conflicts;

- governmental consents and approvals required for the completion of the mergers;

- registration of the NYSE as a registered national securities exchange;

- financial statements and reports sent to members or stockholders, as applicable, and filed with governmental entities;

- absence of any material adverse effect or any material damage to any material property or asset since December 31, 2004;

- compliance with applicable laws and material agreements;

- legal proceedings;

- employee benefits;

- tax matters;

- labor matters;

- insurance;

- intellectual property; and

- brokers and finders.

Many of the representations and warranties contained in the merger agreement are qualified by knowledge, materiality or a material adverse effect standard.

The description of the merger agreement in this document has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to the parties to the merger agreement as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to members or stockholders, as applicable, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

SUPPORT AND LOCK-UP AGREEMENTS

This section of the document describes the material terms of the three support and lock-up agreements entered into by certain Archipelago stockholders as described below. The following summary is qualified in its entirety by reference to the complete text of the support and lock-up agreements, which are incorporated by reference into, and attached as Annexes B, C and D to, this document. We urge you to read the full text of each support and lock-up agreement.

Concurrently with the signing of the merger agreement, the NYSE entered into separate support and lock-up agreements with the following parties or groups:

- General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P. and GAPCO GmbH & Co. KG (which we refer to collectively as "General Atlantic");

- GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (which we refer to collectively as "Goldman Sachs Group"); and

- GSP, LLC, which is an entity affiliated with Gerald D. Putnam, the chairman and chief executive officer of Archipelago.

The support and lock-up agreements were amended and restated as of July 20, 2005. Together, the support and lock-up agreements cover an aggregate of 18,870,405 shares of Archipelago common stock beneficially owned by the entities listed above, which as of June 30, 2005, represented approximately 40% of all of the issued and outstanding shares of Archipelago common stock on a fully diluted basis.

Agreement to Vote with Respect to Archipelago Common Stock

In the support and lock-up agreements, each of General Atlantic, Goldman Sachs Group and GSP agreed to vote all of its shares of Archipelago common stock (subject, to the extent applicable, to certain limitations on voting set forth in the Archipelago certificate of incorporation) in favor of the mergers and the merger agreement and against:

- any other acquisition proposal (as defined in the merger agreement) with respect to Archipelago;

- any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago that is in competition or inconsistent with the transactions contemplated by the merger agreement;

- any liquidation or winding up of Archipelago;

- any extraordinary dividend (other than any dividend expressly permitted by the merger agreement) by, or change in the capital structure of, Archipelago (other than any change in capital structure resulting from the mergers or expressly permitted by the merger agreement); and

- any other action that would reasonably be expected to impede, delay, postpone or interfere with the transactions contemplated by the merger agreement or result in a breach of the representations, warranties, covenants or agreements of Archipelago under the merger agreement that would reasonably be expected to materially adversely affect Archipelago.

Each of General Atlantic, Goldman Sachs Group and GSP also agreed that, if the merger agreement is terminated under any circumstance in which the termination fee and expense reimbursement would be payable by Archipelago under the merger agreement, then, for 15 months following this termination, the stockholder would not transfer any of such shares of Archipelago common stock held by such stockholder, and it would (subject, to the extent applicable, to certain limitations on voting set forth in the Archipelago certificate of incorporation as described under "The Special Meeting of Archipelago Stockholders—Voting Limitations"):

- vote all of its shares (subject, to the extent applicable, to certain limitations on voting set forth in the Archipelago certificate of incorporation) against any acquisition proposal for Archipelago at any annual

or special meeting of Archipelago stockholders or in any other circumstance in which a vote, consent or other approval is sought (however, this obligation does not apply to GSP if it had voted in favor of the mergers); and

- refrain from encouraging, facilitating or supporting in any way any such acquisition proposal or any proposal that would reasonably be expected to lead to any acquisition proposal for Archipelago.

The aggregate number of shares of Archipelago common stock subject to this requirement to vote against any acquisition proposal during this 15-month period cannot exceed 30% of the Archipelago common stock issued and outstanding as of the date of the vote.

Restriction on Transfers of Archipelago Common Stock

In general, General Atlantic, Goldman Sachs Group and GSP agreed not to sell, pledge or transfer any of their shares of Archipelago common stock at any time during which the above voting obligations apply. There are two exceptions to this obligation under the support and lock-up agreement for GSP:

- first, prior to the completion of the merger or termination of the merger agreement, GSP is permitted to pledge, hypothecate or gift to charity up to 301,212 shares of Archipelago common stock, as long as the value of these gifts, determined based on the closing price of Archipelago common stock on the date on which the gift is made, do not exceed $750,000 in the aggregate; and

- second, if the merger agreement is terminated under any circumstance in which the termination fee and expense reimbursement would be payable by Archipelago under the merger agreement, GSP may pledge, hypothecate or gift to a charity its shares of Archipelago common stock during the 15-month period, if applicable, during which GSP is obligated to vote against any acquisition proposal for Archipelago.

Lock-Up of NYSE Group Common Stock

Each of General Atlantic, Goldman Sachs Group and GSP agreed in the support and lock-up agreement not to sell or transfer any shares of NYSE Group common stock that they receive in the mergers for a certain period of time after the completion of the mergers. We refer to this period of time as the "lock-up period." For GSP, the lock-up period expires on the first anniversary of the completion of the mergers, but GSP is permitted to pledge, hypothecate or gift to charity its shares of NYSE Group common stock during this lock-up period. For General Atlantic and Goldman Sachs Group, the lock-up period is the same as that of the NYSE members and expires as follows:

- with respect to one-third of their shares of NYSE Group common stock, on the first anniversary of the completion of the mergers;

- with respect to another one-third of their shares of NYSE Group common stock, on the second anniversary of the completion of the mergers; and

- with respect to the remaining one-third of their shares of NYSE Group common stock, on the third anniversary of the completion of the mergers.

The NYSE Group board of directors has the right to remove the transfer restrictions imposed on General Atlantic, Goldman Sachs Group or GSP. If it exercises this right, or if it removes the transfer restrictions on any shares of NYSE Group common stock received by the NYSE members in the mergers, then the NYSE Group board of directors is required to simultaneously remove the transfer restrictions from a proportionate number of shares of NYSE Group common stock held by General Atlantic, Goldman Sachs Group and GSP. This matching right to release also applies to shares held by General Atlantic if the NYSE Group board of directors releases certain shares held by Goldman Sachs Group, and to Goldman Sachs Group if the NYSE Group board of directors releases certain shares held by General Atlantic. Similarly, if the NYSE Group board of directors removes the transfer restrictions on any shares of NYSE Group common stock received by General Atlantic or Goldman Sachs Group in the mergers, then the transfer restrictions automatically will be be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members.

Registration Rights

Upon removal of the transfer restrictions imposed on the shares of NYSE Group common stock received by General Atlantic in the mergers, General Atlantic may require that NYSE Group effect a registration under the Securities Act of all or any portion of these released shares. All stockholders who hold NYSE Group common stock subject to transfer restrictions imposed in connection with the mergers (including Goldman Sachs Group) will have the right to participate in this registration on equal terms and pro rata with General Atlantic.

General Atlantic and Goldman Sachs Group also have the right to participate in certain registered offering of NYSE Group common stock to the extent that they continue to hold NYSE Group common stock subject to the transfer restrictions imposed by the support and lock-up agreements. Specifically, if NYSE Group proposes an offering of NYSE Group common stock for its own account and decides to permit certain of its stockholders to participate in that registered offering, then General Atlantic and Goldman Sachs Group will also be entitled to participate in that registered offering pro rata with the other NYSE Group stockholders that are participating in the offering. Moreover, if the NYSE agrees to register an offering of NYSE Group common stock for any of the former NYSE members, General Atlantic or Goldman Sachs Group (in respect of the shares issued in the mergers), then Goldman Sachs Group and General Atlantic (to the extent not already participating in that offering) will be entitled to participate in that offering on equal terms and pro rata with all of the other stockholders participating in the offering.

DIRECTORS AND MANAGEMENT OF NYSE GROUP AFTER THE MERGERS

Directors of NYSE Group After the Mergers

After the mergers, the NYSE Group board of directors will have 14 members, consisting of 11 directors from the current NYSE board of directors and 3 directors from the current Archipelago board. The initial term of these directors will end with NYSE Group's first annual stockholders meeting after completion of the mergers. Thereafter, the directors will serve for one-year terms.

The following table sets forth information as to those individuals who are expected to serve as directors of NYSE Group upon completion of the mergers.

Name

Marshall N. Carter (*Chairman*)
John A. Thain (*Chief Executive Officer*)
Herbert M. Allison, Jr.
Ellyn L. Brown
William E. Ford
Shirley Ann Jackson
James S. McDonald
James J. McNulty
Alice M. Rivlin
Robert B. Shapiro
Karl M. von der Heyden
Dennis Weatherstone
Edgar S. Woolard, Jr.
[●]

Biographical information about each of these directors as of the date of this document is set forth in the following table. In connection with the mergers, complaints have been filed against all of the current directors and designees of the NYSE. For a discussion of these legal proceedings, see "The Mergers—Legal Proceedings Relating to the Mergers."

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Marshall N. Carter	65	Mr. Carter will be the chairman of the NYSE Group board of directors. Mr. Carter is currently the chairman of the NYSE board of directors and has been chairman since April 2005, having served as a NYSE director since November 2003. Mr. Carter is the former chairman and chief executive officer of the State Street Bank and Trust Company, and of its holding company, State Street Corporation, where he served from 1992 until his retirement in 2001. He joined State Street in July 1991, as president and chief operating officer, became chief executive officer in 1992 and chairman in 1993.
John A. Thain	50	Mr. Thain will be a director and the chief executive officer of NYSE Group. Mr. Thain joined the NYSE in January 2004 as chief executive officer and director on the NYSE board. Previously, Mr. Thain was with Goldman Sachs Group, Inc., serving as president and chief operating officer since July 2003 and president and co-chief operating officer from May 1999 through June 2003. He was also a member of the Goldman Sachs board between 1998 and 2003. Mr. Thain is the only member of NYSE management who will serve on the board of the NYSE Group.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Herbert M. Allison	62	Mr. Allison has served as a director of the NYSE since June 2003. Mr. Allison is chairman, president and chief executive officer of Teachers Insurance and Annuity Association and College Retirement Equities Fund (which is also known as TIAA-CREF), a position he has held since November 1, 2002. Previously, he was president and chief executive of the Alliance for Lifelong Learning, a non-profit venture of Oxford, Stanford and Yale Universities and, prior to that position, served as national finance chairman for U.S. Senator John McCain's presidential campaign. In mid-1999, Mr. Allison retired from a 28-year career at Merrill Lynch & Co., where he last served as president, chief operating officer and a director.
Ellyn L. Brown	55	Ms. Brown has served as a director of the NYSE since April 2005. Since 1996, she has been president of Brown & Associates, a corporate law and consulting firm based in the Baltimore area that specializes in operations, compliance and governance services for financial services industry clients. Ms. Brown was Maryland Securities Commissioner from 1987-1992. She teaches investment adviser and broker-dealer law at Villanova University Law School. Ms. Brown was a member of the board of the National Association of Securities Dealers Regulation, Inc. from 1996-1999, and served on the board of the Certified Financial Planner Board of Standards, the standard-setting body for the CFP credential, from 2000-2004.
William E. Ford	44	Mr. Ford has served as a director of Archipelago since August 2004. Mr. Ford is President and a Managing Director of General Atlantic LLC (formerly known as General Atlantic Partners, LLC), a private equity firm that invests in information technology and IT-enabled businesses on a global basis. Mr. Ford has been with General Atlantic since 1991. Investment entities affiliated with General Atlantic own over 20% of Archipelago's currently outstanding common stock. Mr. Ford also serves as a director of Computershare Limited, Multiplan, Inc. and SSA Global Technologies, Inc.
Shirley Ann Jackson	59	Dr. Jackson has served as a director of the NYSE since November 2003. Dr. Jackson has been president of Rensselaer Polytechnic Institute since 1999. From 1995 to 1999, she was chairman of the U.S. Nuclear Regulatory Commission. Dr. Jackson also serves as a director of Federal Express Corporation, Public Service Enterprise Group Incorporated, Marathon Oil Corporation, United States Steel Corporation and Medtronic, Inc.
James S. McDonald	52	Mr. McDonald has served as a director of the NYSE since November 2003. Since 2000, Mr. McDonald has been the president and chief executive officer of Rockefeller & Co., a firm that provides investment management and financial counseling services. Prior to joining Rockefeller & Co., he served in various senior positions, among them president and chief executive officer, and as a member of the board of the Pell, Rudman organization (now known as "Atlantic Trust/Pell Rudman"). Mr. McDonald also serves as a director on the boards of Rockefeller & Co. and Rockefeller Financial Services.
James J. McNulty	54	Mr. McNulty has served as a director of Archipelago since August 2004. Mr. McNulty is currently retired. Mr. McNulty served as President and Chief Executive Officer of the Chicago Mercantile Exchange from February 2000 to December 2003, and of Chicago Mercantile Exchange Holdings Inc. from August 2001 to December 2003. He served as a director on the boards of Chicago Mercantile Exchange Holdings Inc. and the Chicago Mercantile

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships

Exchange from April 2002 to December 2003 and previously served as a non-voting member of these boards. Prior to joining the Chicago Mercantile Exchange, he served as Managing Director and co-head of the Corporate Analysis and Structuring Team in the Corporate Finance Division at Warburg Dillon Read, an investment banking firm now known as UBS Warburg. Mr. McNulty also serves as a non-executive director of ICAP plc, and serves on its nomination committee, risk committee and remunerations committee. Mr. McNulty also served as a partner at O'Connor & Associates between 1989 and 1993.

Alice M. Rivlin . . . . 74 Dr. Rivlin has served as a director of the NYSE since April 2005. Since 1999, Dr. Rivlin has been a Senior Fellow in the Economic Studies program at the Brookings Institution and is Visiting Professor at the Public Policy Institute of Georgetown University. She is the founding director of the Congressional Budget Office and a former vice chair of the Federal Reserve Board. Dr. Rivlin also served as director of the White House Office of Management and Budget. She also serves as a director on the boards of BearingPoint, Inc. and the Washington Post Company.

Robert B. Shapiro . . . . 67 Mr. Shapiro has served as a director of the NYSE since November 2003. Mr. Shapiro is former chairman and chief executive officer of Monsanto Company, a position to which he was appointed in 1995 after sixteen years with the company and its predecessor, G.D. Searle. Upon the merger of Monsanto with Pharmacia & Upjohn, he served as chairman of the newly-formed Pharmacia Corporation until his retirement in February 2001.

Karl M. von der Heyden . . 69 Mr. von der Heyden has served as a director of the NYSE since April 2005. Mr. von der Heyden was vice chairman of PepsiCo from September 1996 to February 2001 and also chief financial officer of Pepsico until February 1998. He concentrated on refocusing the company and making strategic acquisitions and divestitures. He serves on the boards of Aramark, PanAmSat and Federated Department Stores.

Dennis Weatherstone . . . . 74 Mr. Weatherstone has served as a director of the NYSE since November 2003. Mr. Weatherstone is the retired chairman and chief executive officer of J.P. Morgan & Co., having served in those roles from 1990–1994. From 1995–2001 he served as an independent member of the Board of Banking Supervision of the Bank of England (later the Financial Services Authority).

Edgar S. Woolard, Jr. . . . . 71 Mr. Woolard has served as a director of the NYSE since August 2004. Having joined DuPont in 1957, Mr. Woolard held a variety of positions throughout the company, becoming chairman and chief executive officer in 1987 until he retired as chairman of the board of DuPont in October 1997. He continued to serve as director on the DuPont board until January, 2000. Mr. Woolard serves as a member of the Board of Telex Communications, Inc.

[●]   [●]   [●]

Committees of the NYSE Group Board of Directors

Upon completion of the mergers, the NYSE Group board of directors will initially have the following three committees:

- the audit committee;

- the human resources & compensation committee; and

- the nominating & corporate governance committee.

Each of these committees will comply with the independence requirements of NYSE Group, which will be the same as the current independence requirements of the NYSE. The committees will also be independent as defined in the listing standards of the NYSE. For a description of the NYSE's current independence requirements for directors, see "Information about the NYSE—Officers and Directors." As a result, the chief executive officer of the NYSE Group will not be not permitted to serve on any of these committees and will be recused from voting on any matter within the competence of the three committees that comes before the NYSE Group board. The NYSE Group board of directors will review and amend as necessary the charter for each of these committees annually.

Nominating & Governance Committee. The expected members of the nominating & governance committee are [●], who will chair the committee, and directors [●]. The nominating & governance committee's responsibilities will include:

- recommending to the NYSE Group board of directors candidates for the NYSE Group board of directors, and for positions on the boards of NYSE Group operating companies designated for NYSE Group directors;

- conducting the NYSE Group board of director's annual governance review;

- reviewing and recommending the governance guidelines for NYSE Group;

- establishing an appropriate process for, and overseeing implementation of, the NYSE Group board of directors' self-assessments (including board self-assessment, committee self-assessments and director assessments);

- recommending the compensation of NYSE Group directors; and

- conducting succession planning for the chief executive officer of NYSE Group.

The nominating & governance committee will consider shareholder and public investor recommendations for candidates for the NYSE Group board of directors.

Audit Committee. The expected members of the audit committee are director [●], who will chair the committee, and directors [●]. The audit committee consists exclusively of directors who are financially literate. In addition, directors [●] will be considered audit committee financial experts as defined by the SEC.

The audit committee responsibilities will include:

- assisting the NYSE Group board in its oversight of the integrity of the group's financial statements;

- assisting the NYSE Group board in monitoring internal and external reviews of the group's information technology systems;

- assisting the NYSE Group board in monitoring the group's compliance with legal and regulatory requirements;

- assessing the independent auditor's qualifications and independence;

- hiring, firing and compensating the independent auditor;

- overseeing the independent auditor's engagement;

- meeting regularly in separate executive session with the independent and internal auditors;

- reviewing the independent auditor's reports and the internal auditor's reports with respect to the NYSE Group's internal controls;

- approving all audit and non-audit services performed by the independent auditor; and

- determining the budget and staffing for the corporate audit department of NYSE Group.

Human Resources & Compensation Committee. The expected members of the human resources & compensation committee are director [●], who will chair the committee, and directors [●]. The committee will have four primary responsibilities:

- reviewing and recommending corporate goals and objectives relevant to the chief executive officer's compensation, evaluating the chief executive officer's performance in light of those goals and objectives, and recommending his or her compensation;

- approving the appointment of officers of NYSE Group (but not any officer of NYSE Regulation, which responsibility shall be that of the regulatory oversight committee of the board of directors);

- reviewing and recommending compensation and personnel actions involving senior personnel;

- reviewing the NYSE Group broad-based compensation program and employee benefits plans, including retirement plans, and recommending changes to them; and

- reporting annually to the stockholders and the public on the compensation of the five most highly compensated officers of NYSE Group (as well as director compensation) and on the compensation philosophy and methodology used to award that compensation (including information relating to appropriate comparisons, benchmarks, performance measures and evaluation processes consistent with the mission of NYSE Group).

Management of NYSE Group

The only member of the senior management team of NYSE Group who will also serve as a director of NYSE Group is John A. Thain (See "Directors and Management of NYSE Group After the Mergers—Directors of NYSE Group After the Mergers"). Richard G. Ketchum, who will be the chief executive officer of NYSE Regulation, will also be denominated as the "chief regulatory officer" of the NYSE Group and attend as appropriate meetings of the NYSE Group board of directors and NYSE Group management. However, he will not be an officer or employee of any unit other than NYSE Regulation and will report solely to the NYSE Regulation board of directors. The following table sets forth information as to others who are expected to serve as senior officers of NYSE Group upon completion of the mergers.

Name	Position
John A. Thain	Chief Executive Officer
Richard G. Ketchum	Chief Regulatory Officer
Robert G. Britz	President and Co-Chief Operating Officer
Catherine R. Kinney	President and Co-Chief Operating Officer
Gerald D. Putnam	President and Co-Chief Operating Officer
Richard P. Bernard	Executive Vice President and Co-General Counsel
Dale B. Bernstein	Senior Vice President of Human Resources and Corporate Services
Amy S. Butte	Executive Vice President of Strategy and Product Development
Nelson Chai	Executive Vice President and Chief Financial Officer
Kevin J. P. O'Hara	Executive Vice President and Co-General Counsel
Margaret D. Tutwiler	Executive Vice President of Communications and Governmental Relations

The ages of each of the non-director officers and of Mr. Ketchum as of the date of this document, as well as certain other biographical information about them, are set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Richard G. Ketchum	54	Mr. Ketchum will be denominated as the "chief regulatory officer" of NYSE Group and will be chief executive officer of NYSE Regulation. Mr. Ketchum currently is, and has been since March 8, 2004, the chief regulatory officer of the NYSE. From June 2003 to March 2004, he was General Counsel of the Corporate and Investment Bank of Citigroup, Inc., and a member of the unit's planning group, Business Practices Committee and Risk Management Committee. Mr. Ketchum spent 12 years at the National Association of Securities Dealers, Inc. (NASD) and Nasdaq. He served as president of Nasdaq for three years and president of NASD for seven years.
Robert G. Britz	54	Mr. Britz will be president and co-chief operating officer of NYSE Group. Mr. Britz currently is, and has been since January 2002, president and co-chief operating officer of the NYSE. Prior to his current position at the NYSE, Mr. Britz was group executive vice president since June 1995. In addition to his duties at the NYSE, Mr. Britz is chairman of SIAC, and its subsidiary, Sector, Inc. He joined the NYSE in 1972, and has held various management positions, including managing director of corporate business development, vice president of new listings and client service, and senior vice president and executive vice president of the same division.
Catherine R. Kinney	53	Ms. Kinney will be president and co-chief operating officer of NYSE Group. Ms. Kinney currently is, and has been since January 2002, president and co-chief operating officer of the NYSE. Prior to her current position at the NYSE, Ms. Kinney was group executive vice president since June 1995, overseeing the NYSE's competitive position and relationships with its listed companies, member firms and institutions as well as the Exchange-traded funds, and Fixed Income divisions. Prior to that, since 1986, she was responsible for managing trading-floor operations and technology. Joining the NYSE in 1974, Ms. Kinney has worked in several departments, including regulation, sales and marketing, and technology planning.
Gerald D. Putnam	47	Mr. Putnam will be president and co-chief operating officer of NYSE Group. Mr. Putnam is co-founder, chairman of the board of directors and chief executive officer of Archipelago. In 1994, Mr. Putnam founded Terra Nova Trading, L.L.C. and served as its president until 1999. Previously, he held positions with financial institutions such as Walsh, Greenwood & Co., Jefferies & Company, Inc., PaineWebber Incorporated (currently UBS AG), Prudential Financial, Inc. and Geldermann Securities, Inc. (currently Man Investment Products, Inc.). Mr. Putnam currently serves on the management committee of TAL Financial Services, LLC, of which Terra Nova Trading, L.L.C. is a wholly owned subsidiary, as well as the board of directors of the Pacific Exchange.
Richard P. Bernard	55	Mr. Bernard will be executive vice president and co-general counsel of NYSE Group. Mr. Bernard currently is, and has been since January 1, 1996, executive vice president and general counsel of the NYSE. Mr. Bernard is also responsible for the administrative supervision of the NYSE's corporate audit and regulatory quality review functions. Prior to his current position, Mr. Bernard served as senior advisor to the Russian Commission on Securities and the Capital Market and, before that, as partner-in-charge of the Moscow

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships

Office of the international law firm, Milbank, Tweed, Hadley & McCloy. Prior to his assignments in Moscow, Mr. Bernard served for 16 years as outside counsel to the NYSE while an associate and later as partner at Milbank, Tweed.

Dale B. Bernstein .... 50 — Ms. Bernstein will be senior vice president of human resources and corporate services of NYSE Group. Ms. Bernstein currently is, and has been since February 2004, the senior vice president of human resources & corporate services of the NYSE, where she is responsible for compensation, benefits, employee and labor relations, staffing, employee development and training, human resource information systems, employee communications and all other areas of human resources. In addition, Ms. Bernstein is responsible for the administrative oversight of the NYSE ethics function. She also oversees the NYSE's administration functions, including records management, printing and food services. Ms. Bernstein has been employed with the NYSE since 1986.

Amy S. Butte .... 37 — Ms. Butte will be executive vice president of strategy and product development of NYSE Group. Ms. Butte currently is, and has been since April 12, 2004, chief financial officer and executive vice president of the NYSE. Ms. Butte joined the NYSE as an executive vice president on February 19, 2004. Ms. Butte is responsible for the financial operations of the NYSE, including the Controller's and Treasurer's Departments, and Financial Planning and Analysis and Business Development. She oversees the annual operating and capital budgets, the NYSE's performance against those budgets, and coordinates the NYSE's revenue structure. Prior to joining the NYSE, Ms. Butte was chief strategist and chief financial officer with Credit Suisse First Boston's financial-services division, from 2002 to 2003. From 1999 to 2002, she had been a senior managing director in Equity Research at Bear Stearns & Co., Inc.

Nelson Chai .... 40 — Mr. Chai will be executive vice president and chief financial officer of NYSE Group. Mr. Chai currently is, and has been since June 2000, the chief financial officer of Archipelago. As such, Mr. Chai leads the finance and administrative functions for Archipelago in addition to spearheading the company's corporate development opportunities. Prior to joining Archipelago in June 2000, Mr. Chai was senior vice president of business development and a member of the executive committee of Dade Behring, Inc., a leading manufacturer of medical diagnostics products. He joined Dade Behring in 1997 as corporate vice president of worldwide field finance, where he was responsible for the finance organization for all company business operations.

Kevin J.P. O'Hara .... 44 — Mr. O'Hara will be executive vice president and co-general counsel of NYSE Group. Mr. O'Hara currently is, and has been Archipelago's chief administrative officer since February 2003, its general counsel since May 2000, and its corporate secretary since May 1999. He is responsible for legal, regulatory, compliance and government relations for Archipelago, as well as the corporate client business. Mr. O'Hara joined Archipelago in May 1999. From 1995 to 1999, he worked in Eastern Europe as Project Director for Pragma Corporation and Senior Attorney for Financial Markets International, Inc., which involved infrastructure development of post-communist capital markets.

135

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Margaret D. Tutwiler	54	Ms. Tutwiler will be executive vice president of communications and government relations of NYSE Group. Ms. Tutwiler currently is, and has been since July 2004, the executive vice president of communications and government relations, and is responsible for the NYSE's communications, advertising, marketing, and government relations. Most recently, Ms. Tutwiler was the U.S. Undersecretary of State for Public Diplomacy and Public Affairs. Prior to that, she served as U.S. Ambassador to the Kingdom of Morocco from July 2001 until August 2003 and served in the White House as Assistant to the President and Special Adviser for Communications from January to June of 2001. From 1995 to 2000, Ms. Tutwiler worked in the private sector, first as president of a public-relations firm, then as senior vice president for public affairs at the Cellular Telecommunications Industry Association in Washington, D.C.

No member of senior management of NYSE Group will serve as a director of NYSE Regulation.

Compensation of Directors and Executive Officers

NYSE Group has not yet paid any compensation to its directors, executive officers or other managers. The form and amount of the compensation to be paid to each of NYSE Group's directors, executive officers and other managers will be determined by the NYSE Group board of directors as soon as practicable prior to or following the completion of the mergers.

INDUSTRY

General

The U.S. capital markets consist of several market centers that systematically bring together buyers and sellers for the purpose of buying and selling securities. Generally, market centers are typified by the type of security products listed for trading on the market. Historically, stock markets operated primarily on a trading floor, like the NYSE, with all trades in a particular stock taking place in a specific place on the floor through or under the supervision of a designated dealer known as a specialist. The specialist oversaw trading and was required to maintain a fair and orderly market, acting as both a market maker and auctioneer.

In 1971, the National Association of Securities Dealers Automated Quotation system, or Nasdaq, an electronic network without a physical trading floor, was introduced as an outgrowth of the traditional telephone-based over-the-counter market. In the mid-1990s, a number of electronic trading systems (including the Archipelago ECN, the precursor of ArcaEx), emerged as regulatory changes and technology advances paved the way for electronic communications networks (or "ECNs") and other alternative trading systems to compete with traditional market centers. The impact of electronic trading has varied in the NYSE and Nasdaq markets. The development of electronic trading has thus far had a more significant impact on the market structure of the Nasdaq market and today much of the volume in Nasdaq-listed securities is handled by electronic trading systems like ArcaEx. In NYSE-listed securities, there is has been a lesser degree of electronic trading on NYSE Direct+® as well as competing crossing systems and ECNs.

In recent years, there have been a number of strategic alliances and consolidations among stock market participants, including Archipelago's merger with REDIBook ECN LLC, Instinet's acquisition of the Island ECN, Nasdaq's acquisition of Brut, LLC, the pending merger of the NYSE and ArcaEx, and Nasdaq's pending acquisition of the INET ECN. In addition, Merrill Lynch and Citadel Derivatives Group have recently acquired stakes in the Philadelphia Stock Exchange, Inc., while other companies are reported to be considering acquiring stakes in the Philadelphia Stock Exchange.

U.S. Equities Market

Trading Environment

The U.S. equity trading environment recently has been influenced by difficult business and economic conditions and heightened competition. In addition, an increased emphasis on electronic trading due to technological advancements and regulatory changes, has significantly transformed the U.S. equities trading landscape, particularly in Nasdaq-listed securities.

Over the long term, however, the U.S. equities markets have experienced a steady growth in trading volumes, although growth has been interrupted, from time to time, by volume declines resulting from weak economic performance and related factors.

For example, from 1995 to 2000, the major U.S. equities market indices experienced substantial growth, followed by a period of severe decline and significant volatility. The growth in equity volumes resulted from a number of factors, including strong economic conditions, technological innovations and greater market access. Technological innovations, including the increasing importance of electronic trading platforms and the resulting drop in transaction costs, further stimulated trading activity. New technology also allowed development of high-volume electronic trading strategies, which helped boost daily trading volumes.

This period of growth was followed by a period of severe decline and significant volatility in the prices of equity securities between 2000 and early 2003. The weak and uncertain economic climate, combined with corporate governance and accounting concerns, contributed to generally lower equity prices, decreased corporate activity, increased market volatility, and a generally more difficult business environment. Since early 2003, however, the daily volumes on the NYSE and Nasdaq have been increasing. The average NYSE daily volume

increased 4.2% from 1.40 billion shares in 2003 to a record 1.46 billion shares in 2004. Prices also strengthened, so that, in 2003 and 2004, the U.S. equity markets posted back-to-back yearly gains for the first time since 1999. In 2004, the Dow Jones Industrial Average increased 3.1% and the Nasdaq Composite Index gained 8.6%, while the S&P 500 Stock Index added 9.0% and the NYSE Composite Index rose 12.6%.

Trading in NYSE-Listed Securities

The market centers that execute and report trades in NYSE-listed securities through the Consolidated Tape Association Plan ("CTA Plan") include the NYSE, ArcaEx (through the Pacific Exchange), the American Stock Exchange, the Boston Stock Exchange, the Chicago Stock Exchange, the Chicago Board Options Exchange, the National Stock Exchange, Nasdaq Stock Market and the Philadelphia Stock Exchange. These market centers, as well as ECNs and other market participants, have access to the Intermarket Trading System ("ITS"), enabling them to access publicly displayed orders in all ITS participant markets trading U.S. exchange-listed stocks and make orders available for execution through ITS.

The NYSE, like other floor-based exchanges, has an auction-driven marketplace and trading is conducted in a single physical location with a single specialist in a given stock and floor brokers executing customer orders in a continuous market. The specialist is required to maintain a fair and orderly market, acting as a full-time liquidity provider and dampening price volatility by using capital and stabilization rules to buy or sell against the prevailing trend. In contrast, ArcaEx and other electronic market centers do not maintain a physical trading floor. Rather, they link traders to multiple U.S. market centers electronically without market intermediaries. However, certain of these electronic market centers, such as ArcaEx, also employ an auction-driven order execution structure.

Traditional, floor-based exchanges are, to varying degrees, integrating electronic trading into their floor-based models. Approximately 11% of the NYSE's total volume is executed electronically through the NYSE's current electronic trading platform, NYSE Direct+®. Electronic trading on the NYSE is expected to rise with the implementation of the NYSE Hybrid Market[SM], which is intended to combine the best features of the auction market and electronic market. The NYSE Hybrid Market[SM] is intended to provide investors greater access, faster executions and more trading choices through greater use of technology, while enhancing the benefits provided by specialists and brokers. For a more detailed discussion of the NYSE Hybrid Market[SM], see "Information About the NYSE—The NYSE Hybrid Market Initiative."

Trading in Nasdaq-Listed Securities

The exchanges that execute and report trades in Nasdaq-listed securities through the Nasdaq OTC/UTP Plan include the Nasdaq Stock Market, ArcaEx (through the Pacific Exchange), the American Stock Exchange, the Chicago Stock Exchange, the Boston Stock Exchange, the National Stock Exchange, the Philadelphia Stock Exchange and the NASD's Alternative Display Facility. The NYSE is not a participant in the OTC/UTP Plan and, as such, does not provide access for trading Nasdaq-listed securities.

Trading in Nasdaq-listed securities is conducted among a group of electronic trading systems. Nasdaq also uses a decentralized multiple market maker model where market makers can internalize order flow. A number of electronic trading systems emerged during the mid-1990s as regulatory changes and technology advances paved the way for ECNs, including the Archipelago ECN, the predecessor to ArcaEx, to compete with Nasdaq. These developments led to dramatic growth in electronic trading and resulted in a shift in liquidity away from Nasdaq toward ECNs, particularly in the most active Nasdaq-listed stocks. Intense competition for order flow among participants led to significant pricing pressure, including lower transaction fees and the introduction of "liquidity payments" to customers who added system liquidity by posting buy orders or sell orders.

The key factor in the growth of competition in Nasdaq-listed securities was the SEC's adoption of the Order Handling Rules in 1997. These rules provided a specified role for qualified ECNs. The order handling rules dealt

specifically with the processing of limit orders, which are orders with an associated limit price above which a buyer, or below which a seller, will not trade. Under the order handling rules, a market maker that receives a limit order better than its own published quote, or at the same price as its published quote for more than a de minimis size, must generally execute the order, incorporate the limit order price into its published quote or pass the order on to an ECN for public display and execution access. The rules created opportunities for the development of qualified ECNs, including Archipelago, to which Nasdaq market makers could route certain customer limit orders in order to comply with the new rules. For this reason, and due to the other benefits of an electronic platform, such as faster execution and anonymity, qualified ECNs began to evolve as alternative trading venues for trade execution.

Listing Services

Registered national securities exchanges and markets affiliated with national securities associations also provide issuer listing services that provide a venue where issuers may list their securities for trading. Although the regional exchanges provide a listing venue, the primary U.S. markets for issuers to list are the NYSE and Nasdaq Stock Market, and, to a lesser extent, the American Stock Exchange and the Pacific Exchange for trading on ArcaEx. Only registered national securities exchanges and markets affiliated with a national securities association, not ECNs, are permitted to provide a listing venue for issuers. As of March 31, 2005, the NYSE had 2,774 listings and the Pacific Exchange had 230 listings for trading on ArcaEx, while the Nasdaq Stock Market had 3,247 listings and the American Stock Exchange had 573 listings.

The NYSE has more stringent listing standards than other listing markets and, of those companies that met the requirements in the first quarter of 2005, the NYSE received 95.8% of qualified new listings among the U.S. exchanges.

Market Data Services

Registered national securities exchanges and markets affiliated with national securities associations also participate in the collection, consolidation and dissemination of market data such as price and volume information and earn revenue generated from the sale of such data. These fees are referred to as "tape fees." After costs are deducted, market data fees are distributed among exchange participants based on their transaction volume and pursuant to the terms of the various national market system plans—the CTA Plan in exchange-listed securities, and the Nasdaq OTC/UTP Plan in Nasdaq-listed stocks. The NYSE only participates in the CTA Plan and is currently not a UTP Plan participant. ArcaEx is a member of both the CTA Plan and the Nasdaq OTC/UTP Plan and shares in the revenue generated from these plans.

In addition to sharing revenue generated by the sale of consolidated market data under the national market plans, these market centers sell other proprietary data to vendors and market participants. Certain exchanges also have established programs to share the market data revenue they receive with market participants that report trades to them in American Stock Exchange-listed and Nasdaq-listed securities to compete more effectively for order flow.

Regulation NMS, which is discussed further below, will update the formulas for allocating revenue derived from market data fees by including a component that reflects quoting activity and eliminating allocations for manual quotes. The market data rule will also require the creation of advisory committees composed of non-SRO representatives to the national market system plans, and authorize market centers to distribute their own data independently of other markets.

Regulation NMS

In April 2005, a new series of market reform proposals, known as Regulation NMS, were passed and these will go into effect in the upcoming months. Regulation NMS is designed to modernize the regulatory structure

and create greater uniformity in the U.S. equity markets. Regulation NMS could have a significant impact on the industry. For a detailed discussion of the provisions of Regulation NMS, see "Regulation—Recent Regulatory Developments."

U.S. Options Markets

The market for trading U.S. equity options has increased dramatically over the past 10 years at a compound annual growth rate of 21.9% from 1994 to 2004, with average daily contract volume growing 30.5% in 2004, according to the Options Clearing Corporation. Various factors have contributed to the growth in options trading volume including increasing investor awareness and broader participation, rising electronic trading and technology deployment, tighter spreads and lower transaction fees, and deeper liquidity. In recent years, trading options has become faster, cheaper, more transparent and more efficient.

There are currently six U.S. options exchanges competing for order flow in many of the same options products. The original four traditional floor-based options exchanges include the American Stock Exchange, the Chicago Board Options Exchange, the Pacific Exchange and the Philadelphia Stock Exchange. In January 2005, Archipelago entered into an agreement to acquire the parent company of the Pacific Exchange. The other two U.S. options exchanges are the International Securities Exchange and the Boston Options Exchange, which are fully electronic exchanges.

All of the traditional floor-based exchanges have adopted hybrid models, including greater electronic trading capabilities to complement floor trading and improve access for customers, broker/dealers and market makers. For example, in October 2003, the Pacific Exchange introduced its PCX PLUS electronic platform to accommodate independent quotes from market makers.

The SEC regulates the options industry. The SEC requires exchanges to avoid executing trades at prices inferior to the best available price, called a "trade-through". In early 2003, options exchanges began sending orders through an intermarket linkage designed to facilitate the routing of orders between exchanges and improve execution quality.

Greater competition among options markets since 1999 has resulted in a proliferation of incentive arrangements, including payment for order flow, internalization and specialist guarantees. Recently, the Pacific Exchange announced plans to begin quoting and trading all listed options in penny increments, instead of five or ten cent increments, subject to SEC approval. The move to penny pricing could have a significant impact on the competitive environment as orders are directed to the markets with the most aggressive quotes. The change may also add significant quote traffic and require substantial bandwidth capacity.

U.S. Fixed Income Markets

In contrast to the equity and derivatives markets, the fixed income markets are more fragmented and generally do not have organized exchanges. Historically, the fixed income markets have traded over-the-counter (OTC) with institutional investors and broker-dealers executing transactions in a telephoned-based environment and bonds changing hands through intermediaries known as inter-dealer brokers. Electronic bond trading systems have emerged and are creating more centralization, improving transparency and the speed of execution. These platforms operate as quasi-exchanges defined by centralized order flow, more open market information and more standardized rules. Much of the electronic trading occurs in liquid U.S. Treasuries. Voice brokering remains more prominent in other fixed income markets like corporate and municipal bonds.

The NYSE was an earlier pioneer in providing electronic fixed income trading through the Automated Bond System (ABS), which was launched in 1977. Most of ABS's volume is in corporate bonds, but the system also offers trading in convertible, government and municipal bond trading. ABS allows broker-dealers to trade directly with each other on an electronic basis. These broker-dealer clients represent the principal source of secondary market liquidity in sovereign and corporate bonds.

Key competitors to ABS include inter-dealer brokers that conduct business over the telephone and electronically, other multi-dealer trading companies and securities exchanges. ABS bond inventory levels have also declined due to the lack of listings. These factors have limited ABS growth in recent years, with the total value traded on ABS at $1.3 billion in 2004, compared to $2.5 billion in 2003 and $3.6 billion in 2002.

On July 8, 2005, the SEC published for comment a proposed rule change that, if approved, would allow the NYSE to trade a substantially greater inventory of corporate bonds on ABS without the issuers of those having to list them. The comment period ends on August 15, 2005.

Additional Market Trends and Developments

The following are additional market trends and developments that are common to all of these markets:

- *Globalization.* One of the most significant industry developments is the rapid globalization of world markets. The growth of global capital markets, combined with the emergence of electronic communications networks and other trading networks, has posed a significant challenge to all exchanges and has resulted in greater competition for listing and trade execution between markets in different geographical areas. Financial institutions, investment firms and other financial intermediaries increasingly trade across national boundaries, in numerous different markets, outside traditional exchanges and even directly among themselves. This has led to a demand for increased technical and regulatory cooperation between market centers in different jurisdictions.

- *Demutualization and Consolidation.* Another common trend in the industry is demutualization and consolidation of market centers. In recent years, many marketplaces in both Europe and the United States (such as the London Stock Exchange plc and Nasdaq) have demutualized to provide greater flexibility for future growth. In addition, the number of new market entrants, the need to respond to the globalization of capital markets, and the desire to provide cross-border services to clients has led to a series of consolidations, both in the United States and abroad. For example, three exchanges in Paris, Brussels and Amsterdam combined in 2000 to create Euronext N.V., the first cross-border European exchange. In 2002, Euronext acquired LIFFE (the London International Financial Futures and Options Exchange) and BVLP (Bolsa de Valores de Lisboa), a Portuguese exchange. U.S. consolidation has largely been among participants in the cash equity markets, while some foreign exchanges have been combining across equity and derivatives markets and moved to a multi-product business model to broaden their revenue sources. In the U.S., the major stock and derivatives markets remain separate, though customers are increasingly demanding multi-class execution products.

- *Regulatory and Governance Changes.* As mentioned above, Regulation NMS will introduce a number of changes that could have a significant impact on the industry. See "Regulation—Recent Regulatory Developments." There have also been changes in corporate governance standards that have affected the industry. Both regulators and the investing public have demanded greater transparency and stronger corporate governance from securities exchanges and participants in the securities industry.

INFORMATION ABOUT THE NYSE

Overview

The NYSE is the world's largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies. For over 200 years, the NYSE has facilitated capital formation by serving a wide spectrum of market participants, including individual and institutional investors, the trading community and listed companies. The NYSE lists many of the world's premier companies. Listed on the NYSE are over 2,770 companies, with a total global market capitalization approaching $20 trillion, including approximately $7 trillion for over 450 non-U.S. companies from close to 50 countries. The NYSE's average daily trading volume during the first five months of 2005 was 1.62 billion shares, worth over $50 billion. The NYSE is more than three times the size of the next largest cash equities market in the world in terms of market capitalization of domestic listed companies.

The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors meet directly to buy and sell listed companies' common stock and other securities. The NYSE operates an auction market in which orders are electronically transmitted for execution. Specialists on the trading floor are charged with maintaining fair, orderly and continuous trading markets in specific stocks by bringing buyers and sellers together and, when circumstances warrant, adding liquidity by buying and selling stock for their own account. Floor brokers act as agents on the trading floor to facilitate primarily large or complicated orders. In this document, we refer to this trading model as the "agency auction trading model."

Approximately 11% of the NYSE's total volume is executed automatically through the NYSE's current automatic execution trading platform, NYSE Direct+®. The NYSE is seeking to combine the advantages of the agency auction trading model and those of automatic execution by creating the NYSE Hybrid Market℠. The NYSE believes that the NYSE Hybrid Market℠ will enhance the NYSE's ability to meet the diverse and changing needs of customers by providing them greater choice while enhancing its existing execution platforms. For a more detailed discussion of the NYSE Hybrid Market℠, see "Information About the NYSE—The NYSE Hybrid Market Initiative."

The NYSE also owns two-thirds of the Securities Industry Automation Corporation ("SIAC") and reports SIAC's financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities.

The NYSE also plays a critical role in the U.S. securities industry as a self-regulatory organization (or SRO). The NYSE surveils and examines members and member organizations for, and enforces compliance with, federal securities laws and the NYSE's rules. In addition, the NYSE oversees compliance by listed companies with its financial and corporate governance listing standards.

The NYSE currently operates as a member-owned, not-for-profit organization. As of June 30, 2005, it employed 1584 full-time equivalent employees (excluding SIAC). In 2004, the NYSE generated revenues (less SEC Activity Remittance) of approximately $1.085 billion. Its revenues are generated primarily from:

- listings fees;
- data processing fees;
- market data fees;
- trading fees;
- regulatory fees;
- facility and equipment fees; and
- membership fees.

The following chart sets forth the NYSE's consolidated aggregate revenues for the fiscal year ended December 31, 2004 from these revenue sources.

Revenues for the Fiscal Year Ended December 31, 2004
(in millions)



Membership Fees ($8.3)

Investment and Other Income ($41.2)

Facility and Equipment Fees ($50.4)

Regulatory Fees ($113.3)

Listing Fees ($329.8)

Trading Fees ($153.6)

Market Information Fees ($167.6)

Data Processing Fees ($220.7)

Competitive Strengths

The NYSE has several key competitive strengths:

- *Global Brand Name*. The NYSE has one of the most well-recognized brand names in the world. For 213 years, the NYSE has facilitated national and global capital formation and symbolized the strength and vitality of the U.S. securities markets. Issuers list with the NYSE to associate with this brand name.

- *Best Quoted Prices*. The NYSE generally produces the best quoted prices in NYSE-listed stocks and warrants, offering the national best bid and offer more than 88% of the time.

- *Lower Trading Costs*. Execution costs on the NYSE generally are lower than on most competing trading venues as measured by the leading independent consulting firms providing trade execution analysis.

- *Deep Liquidity*. The NYSE provides a highly liquid trading market for its listed stocks. The NYSE uses two alternative measures of liquidity: (1) volume of shares traded and (2) depth improvement or effective liquidity beyond what is quoted.

  - Although NYSE-listed company shares may be traded on or off the NYSE, in practice, the NYSE receives the overwhelming share of orders and executes the most trades for most NYSE-listed securities. For the 12 months ended June 2005, the NYSE market attracted 81% of the trading in NYSE-listed stocks during regular trading hours, providing the primary venue for price discovery for its stocks.

  - The NYSE also provides depth improvement and effective liquidity beyond the depth quoted by the NYSE best bid and offer. Two-thirds of the time, orders exceeding the quoted size receive depth improvement, which means that a buy order received more shares than were offered at the prevailing price. On average, the total number of shares receiving the quoted price or better is more than double the quoted size on the NYSE.

- *Lower Volatility*. NYSE-listed stocks show consistently lower volatility than comparable stocks listed on other venues. This is partly attributable to the extraordinary natural liquidity represented by the many buyers and sellers that choose to channel their orders to the NYSE. The NYSE believes that another

major reason for this is the role of the NYSE specialists. The specialists have an affirmative obligation to cushion price movement and reduce volatility, minimizing the impact of larger orders. As a result, companies that transfer to the NYSE see reduced trading volatility in their shares, which, in turn, reduces market impact costs.

- *Greater Speed / Certainty*. Approximately 11% of the NYSE's total volume is executed using NYSE Direct+®, automatically executing orders in 0.4 seconds at the best nationally quoted price. Overall, the NYSE executes 98% of market orders that it receives, with average execution speed among the fastest of all market centers. While other market centers promise speedy executions, lack of liquidity leads to substandard fill rates, less execution certainty within their markets, and higher cancellation rates.

- *High Availability*. Market participants rely on the technology and infrastructure of the NYSE to respond to market fluctuations and to execute orders. The NYSE and SIAC have worked to ensure that, as far as possible, the NYSE's trading systems are operational and available for order execution at all times during trading hours.

- *Diverse Execution Methods*. The NYSE offers a broad choice of methods for order execution, enabling investors and market professionals to execute and manage orders quickly and efficiently and in accordance with their execution goals. These methods range from automated execution, where orders are executed immediately at the best bid or offer, to the agency auction process, which exploits the experience and skills of specialists and floor brokers to achieve superior execution quality.

The NYSE believes that its stringent regulatory oversight and rigorous listing standards enhance its reputation and that of its listed companies. As a self-regulatory organization, the NYSE surveils and examines members and member organizations for, and enforces, compliance with federal securities laws and the NYSE's rules. In addition, the NYSE oversees compliance by its listed companies of the NYSE's listing standards and corporate governance requirements, which are some of the most stringent in the world. The result is that NYSE-listed companies are among the world's most prominent companies. They range from "blue-chip" companies that are established leaders in their industry to young, high-growth enterprises. The NYSE believes that the stringent original and continued listing requirements have helped the NYSE maintain a strong brand name, which in turn has benefited its listed companies.

History

Following the Revolutionary War, a small group of New York brokers traded a handful of securities on Wall Street, and in May 1792, twenty-four brokers and merchants signed the historic "Buttonwood Agreement" under which they agreed to trade securities on a commission basis. This meeting of brokers has over time evolved into the NYSE as it is known today.

In March 1817, a constitution was adopted to establish the New York Stock & Exchange Board, which rented rooms at 40 Wall Street. That organization changed its name to the New York Stock Exchange in 1863, and three years later, NYSE memberships became transferable, enabling members to sell their memberships.

In 1865, the NYSE moved into a permanent home at 10-12 Broad Street, just south of Wall Street. This move, together with subsequent purchases of adjacent land, established Wall Street and Broad Street as the center of securities trading in America. In 1903, the NYSE opened its building at 18 Broad Street, which contains part of the NYSE's current trading floor.

In February 1971, the NYSE, until then an unincorporated association, incorporated as a New York not-for-profit corporation in order to carry on the functions of a "board of trade" within the meaning of Section 1410 of the New York Not-for-Profit Corporation Law and to carry on the functions of an "exchange" under the Exchange Act.

Historically, the right to trade on the NYSE was restricted to the equity holders of the NYSE—namely, the regular NYSE members. However, over the last few decades, access to the NYSE has also been afforded to those

who do not hold equity interests, including lessee members, physical access members, electronic access members and option trading right holders. For a description of these trading right holders, and what will happen to these rights in the mergers, see "The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members."

The NYSE has operated as an auction market for over 200 years, and continues to do so to this day. As demand for securities trading has increased, the NYSE has expanded its physical trading floor space. As technology has become increasingly important in the U.S. securities industry, the NYSE has sought to develop technologies to increase choice and improve service to its customers, and to compete more effectively. In 1976, the NYSE introduced the Designated Order Turnaround (DOT) system to electronically route smaller trades. Two years later, the NYSE and other exchanges jointly introduced the Intermarket Trading System to provide an electronic link between the NYSE and other exchanges. Today, approximately 11% of the NYSE's total volume is executed automatically through the NYSE's current automatic execution trading platform NYSE Direct+®. The NYSE is also in the process of creating the NYSE Hybrid Market℠, which is intended to combine the advantages of the agency auction trading model and those of automatic execution, offering the speed, certainty and anonymity of electronic trading as well as the opportunity for negotiation and price improvement provided by an auction.

Listings Business

Over 2,770 entities—including leaders from all industries—with a combined global market valuation approaching $20 trillion are listed on the NYSE, making the NYSE more than four times the size of the next largest exchange globally. As of the date of this document, 28 of the 30 publicly traded companies that constitute the Dow Jones Industrial Average and 85% of the stocks included in the S&P 500 Index are listed on the NYSE. The NYSE's roster of listed companies includes over 450 non-U.S. companies from close to 50 countries, representing a total market value of approximately $7 trillion.

Listing fees are paid by companies when they initially list on the NYSE and annually thereafter. Original listing fees, which are subject to a minimum and maximum amount, are based on the number of shares that a company lists with the NYSE. Annual fees are charged on the outstanding shares of the company at the end of each year and are subject to a minimum and maximum fee. Listed companies also pay fees in connection with corporate transactions involving the issuance of new shares, such as stock splits, rights issues, sales of additional securities and mergers and acquisitions. Listing fees are an important component of the NYSE's revenue and accounted for 22.8% of the NYSE's aggregate revenues in 2004.

Client Service

The NYSE has a team of professionals dedicated to serving the needs of its listed company community. These "client service managers" meet with their assigned listed companies individually and in regional executive forums that are scheduled by the NYSE. They provide value by keeping issuers aware of market trends and updating them on market structure initiatives and developments in governance and regulation. The NYSE believes that executives of listed companies place a high value on their relationship with their client service manager and on superior market quality, association with leading brands, global visibility, and unique marketing services that the NYSE provides. Client retention is consistently very high (*i.e.*, greater than 99.9%).

New Listings

New listings are important to the maintenance of the NYSE's competitive position in the U.S. and global markets. Since 2000, 498 domestic companies have listed on the NYSE. This includes 128 closed-end funds, 149 transfers from other markets, 47 spin-offs, etc., and 174 initial public offerings. Among the initial public offerings of securities qualified to be listed on the NYSE since 2000, the capital raised by those in fact listing on the NYSE represented 90% of the aggregate proceeds raised in all those qualified offerings. In the last five years,

112 companies have transferred their listing from Nasdaq to the NYSE. During that same period, only one company voluntarily transferred from the NYSE to Nasdaq.

A key to the NYSE's past success and future growth is its ability to list and retain non-U.S. companies. Generally, international companies are attracted to the U.S. and the NYSE to take advantage of the deep and diverse investor base, to signal that they meet the world's most stringent listing standards and to take their place alongside other global leaders. Since 2000, 180 international companies have listed on the NYSE.

The NYSE actively pursues new closed-end fund listings. Since the beginning of 2000, 128 closed-end funds have listed on the NYSE, raising over $59 billion in proceeds in their initial public offerings. This represents 69.6% of the funds qualified to list and 79.8% of the total closed-end fund qualified proceeds. The NYSE currently lists 481 closed-end funds, up from 431 in 2000.

Since 1988, the NYSE has supported the capital raising needs of companies qualified to list on the NYSE by providing a market for both debt and equity structured products—such as capital securities, mandatory convertibles, repackaged securities and equity-linked index-linked securities—and for debt securities traded on the trading floor. The number of new issuances and redemptions of these securities in any given year depends on many external factors, including interest rate levels and charges, economic conditions and financial regulation. Since the beginning of 2000, the NYSE's Structured Products Group has listed 568 securities.

Listing Standards

The NYSE requires that companies seeking to list securities on the NYSE meet minimum financial, distribution and corporate governance criteria. While in recent years the corporate governance criteria imposed by the various U.S. markets have become substantially similar, the NYSE's financial criteria have traditionally been, and continue to be, the most stringent of any securities marketplace in the world. Once listed, companies must meet continued listing standards. All standards are periodically reviewed to ensure the NYSE attracts and retains the strongest companies with sustainable business models.

Each year, a number of companies cease to be listed on the NYSE, mostly as a result of normal corporate actions, such as mergers and acquisitions. Since 2000, approximately 29% of the 848 delistings from the NYSE resulted from the failure by the delisted company to maintain the minimum financial criteria required for continued listing on the NYSE. Over this period, new listings on the NYSE have kept the NYSE's overall number of listed companies at a relatively constant level.

Marketing Efforts

The NYSE offers to listed companies a variety of services, as well as the ability to leverage the NYSE brand in reaching out to existing and prospective investors. The NYSE sponsors virtual forums, as well as domestic and international conferences, to provide issuers access to global institutional investors. NYSEnet, a password-protected website for senior executives, provides data relating to proprietary trading, institutional ownership and market activity. The NYSE believes that its executive education programs and the opportunities they offer to network with policy makers and fellow corporate executives are highly valued by the leaders of NYSE-listed companies.

Competition

Given the prestige and value of a NYSE listing, since the beginning of 2000, the NYSE has been able to attract approximately 84% of the eligible domestic new business corporations coming to the market and, more recently, has enjoyed a similar level of success in listing eligible closed-end funds. However, while the NYSE has continued to enjoy its traditional level of success in the business of listing companies new to the market, competition in this area has increased substantially in recent years, with the result that the NYSE has had to

devote increased resources to the business. In addition, other listings, such as structured products and exchange-traded funds, have traditionally been less of a focus, and other markets, particularly the American Stock Exchange, have emphasized these listing niches. Nonetheless, the NYSE's share of structured products has been over 90% in each of the last two years.

The NYSE also competes for transfer listings (which are listings of companies that are already listed on Nasdaq or the American Stock Exchange but have grown sufficiently so as to become eligible for listing on the NYSE). The NYSE markets the benefits of a NYSE listing to these companies. In the period since the beginning of 2000, the NYSE has listed 149 publicly traded companies from other markets as transfers to the NYSE.

In addition, the NYSE competes with other exchanges around the world, such as the London Stock Exchange plc and other European exchanges, for secondary listings of securities of non-U.S. companies. Competition for secondary listings has become increasingly intense due to legal and regulatory requirements associated with listing securities in U.S. securities markets.

Order Execution Business

The NYSE is a marketplace where investors meet directly to buy and sell listed companies' common stock and other securities. One of the NYSE's primary functions is to ensure that orders to purchase and sell these securities are conducted in a reliable, orderly, liquid and efficient manner. Order execution on the NYSE occurs through a variety of means, and the NYSE seeks to continue to develop additional and more efficient mechanisms of trade.

Order Execution

Auction Market. One of the primary means for order execution is through the NYSE's auction market, in which orders are electronically transmitted for execution. Specialists at various locations on the trading floor are charged with maintaining fair, orderly and continuous trading markets by bringing buyers and sellers together and, when circumstances warrant, adding liquidity by buying and selling the assigned stock for their own account. The NYSE has no current intention to change the assignment of a particular stock to a specialist, even after the completion of the mergers. Floor brokers act as agents on the trading floor to handle large or complicated orders.

Electronic Trading. Order execution also occurs through the NYSE's current electronic platform, NYSE Direct+®, which represents approximately 11% of the NYSE's total volume. NYSE Direct+® is an automatic-execution service for limit orders of up to 1,099 shares and enables users to elect immediate execution at the best bid or offer, without a fee and with anonymity and speed.

*NYSE Hybrid Market*SM The NYSE is seeking to combine the advantages of the agency auction trading model and those of electronic trading by creating the NYSE Hybrid MarketSM. The NYSE believes that the NYSE Hybrid MarketSM will enhance the NYSE's ability to meet the diverse and changing needs of customers by providing them greater choice while enhancing its existing execution platforms. NYSE Hybrid MarketSM will offer the speed, certainty and anonymity of electronic trading as well as the opportunity for negotiation and price improvement provided by an auction market. All customers, regardless of size, will have ready access to multiple choices to route their orders to the NYSE's central market. For a more detailed discussion of the NYSE Hybrid MarketSM, see "Information About the NYSE—The NYSE Hybrid Market Initiative."

Products Traded

Equity Securities. The NYSE is the world's largest cash equities markets, both in terms of average daily trading volume and in the market capitalization of its listed companies. The NYSE's average daily trading volume during the first five months of 2005 was 1.62 billion shares, worth over $50 billion, and the NYSE is

more than three times the size of the next largest cash equities market in the world in terms of market capitalization of domestic listed companies. From January 1, 2005 to June 30, 2005, the NYSE's share of trading volume of NYSE-listed securities was 78.0%.

Bonds. The NYSE also operates the largest centralized bond market of any U.S. exchange or other self-regulatory organization. A broad selection of bonds are traded on the NYSE, such as corporate (including convertibles), agency and government bonds. The majority of trading volume of bonds on the NYSE is in corporate bonds, with approximately 94% of this trading volume in non-convertible bonds. Bonds trade on the NYSE through the NYSE's Automated Bond System®, a screen-based system used by NYSE member firm subscribers. Automated Bond System® maintains and displays priced bond orders and matches those orders on a strict price and time-priority basis. It also reports real-time quotes and trades to market data vendors.

Others. In addition to cash equities and bonds, the NYSE also traded 485 closed end funds as of June 30, 2005 and a variety of structured products designed to offer investors unique risk/return characteristics.

Trading Fees

Trading fees are paid by members and member organizations based on trades executed at the NYSE. Fees are assessed on a per share basis for trading in equity securities. The fees are applicable to all transactions executed on the NYSE. The fee amounts vary, based on the size and type of trade that is consummated. There is no fee for small electronic trades. All member firms except specialists and "$2 brokers" (who, by definition, effect transactions only for other member firms) pay trading fees. There are two caps that apply to the net trading fees that member firms must pay. The first cap is a fixed dollar amount maximum of $600,000 per month. The second is a variable cap that is equal to 2% of the total commissions that a member firm earns on the trades it executes on the trading floor. In April 2005, the NYSE members voted to remove the 2% cap. These pricing structures are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE's opportunities for revenue growth and efficiency improvement and to better align transaction revenue with executed volume, product expansion and new product development, and the NYSE intends to introduce new fee structures in 2006.

Trading fees accounted for approximately 10.6% of the NYSE's aggregate revenues in 2004.

Market Data Business

The NYSE collects and distributes market data, including real-time information relating to securities quotations, limit orders and the prices at which securities transactions take place. The broad distribution of accurate and reliable real-time market data is essential to the proper functioning of any securities market because it enables market professionals and investors to make trading decisions. The NYSE believes that the quality of the NYSE's market data, and the ability of traders to act on that data, attract order flow to the NYSE for execution and reinforces the NYSE brand. The collection and distribution of market data accounted for 11.6% of the NYSE's aggregate revenues in 2004. The pricing for market data products must be approved by the SEC on the basis of whether prices are fair, reasonable and not unreasonably discriminatory. For a discussion of recent regulatory changes, see "Regulation—Recent Regulatory Developments."

The NYSE's market data activity is divided into two parts: consolidated data services and NYSE-branded data products.

Consolidated Data Services

Stocks listed on the NYSE may be traded on a variety of exchanges and over the counter. The SEC requires securities markets to consolidate their bids, offers and last sale prices for each security, and provide the public with an integrated source of this information. The NYSE works with other markets to make this market data

available on a consolidated basis. This intermarket cooperative effort provides the investing public with the reported transaction prices and the best bid and offer for each security, regardless of the market to which a quote or trade is reported or on which a trade takes place.

The SEC regulates the conduct of this intermarket activity under Section 11A of the Exchange Act. The relationships among the markets that participate with the NYSE in the data joint ventures are defined in two securities industry plans—the CTA Plan and the CQ Plan. Last sale prices for NYSE-listed securities are disseminated pursuant to the CTA Plan and quotes for NYSE-listed securities are disseminated pursuant to the CQ Plan. The network through which last sale prices and quotes in NYSE-listed securities are disseminated under the two plans is commonly referred to as "Network A."

The terms of the CTA Plan and the CQ Plan require that the participating markets allocate the revenues that their coordinated market data distribution generates (net of joint processing and administration costs) on the basis of their respective shares of trading. The other markets that participate in Network A have delegated to the NYSE the responsibility for acting as the Network A administrator. In this capacity, the NYSE recommends Network A operational decisions, bills Network A data recipients for applicable charges, collects those amounts, and administers Network A contracts. The NYSE also oversees the preparation of Network A financial statements, maintains all Network A records and maintains relationships with Network A data recipients. The NYSE recoups the costs of administering Network A. In 2004, the NYSE's share of Network A revenues was approximately 90%.

Network A data is widely available. More than 400,000 broker-dealers, institutional investors and other industry professionals received real-time Network A data as of the end of 2004, as did more than 12 million nonprofessional investors. Investors are able to receive real-time Network A data through a variety of sources, including personal computers, telephones, televisions and pagers.

Approximately 75% of Network A revenues derive from a monthly securities professional device fee paid by broker-dealers and other market professionals for each device through which they receive Network A data. Other sources of Network A revenues include:

- access fees paid by vendors and others who receive direct access to high speed streams of Network A data;

- computer program classification fees paid by data recipients who use real-time Network A data for purposes other than interrogation and display (such as to create stock tables for newspapers and to perform computer tracking of price movements);

- nonprofessional subscriber and usage-based fees paid by vendors and broker-dealers that provide real-time Network A data to nonprofessional retail investors; and

- fees paid by cable television stations that display real-time last sale prices.

SIAC serves as the data collector, processor and distribution point for Network A and other data joint ventures. Each market provides its quotes and trade reports and related information to SIAC. SIAC sequences, stores and validates the markets' data and makes the resultant streams of consolidated last sale prices and bid/ask quotations available to vendors and others. Vendors, in turn, provide that market data to broker-dealers, mutual and hedge funds, investment advisors, other market professionals and individual investors.

NYSE-Branded Data Products

The NYSE also makes its market data available independently of other markets. The NYSE packages this market data as:

- trading products (such as NYSE OpenBook®, through which the NYSE makes available all limit orders); and

- analytic products (such as TAQ Data, which consists of large databases of historical quotes and trade prices, NYSE Broker Volume®, which includes daily information regarding broker volume, and monthly short interest reports).

These products are proprietary to the NYSE, and the NYSE does not share the revenues that it generates from these products with other markets.

Over the past two decades, the NYSE has expanded its market data business by tapping new markets, in particular nonprofessional subscribers, the cable television audience and customers interested in the NYSE's branded data products. Revenues for NYSE-branded data products have grown from less than $1 million in 2001 to over $17 million in 2004, fueled in large part by the success of NYSE OpenBook®, which the NYSE introduced in 2002. The advent of trading in penny increments and the accelerated use of "black box" trading tools accelerated the success of NYSE OpenBook®.

Other Products and Services

Facilities and Equipment

The NYSE operates approximately 46,000 square feet of contiguous trading floor space where specialists, floor brokers, and clerks engage in the purchase and sale of securities. As of July 15, 2005, there were 413 specialists, 837 floor brokers and 2,475 clerks conducting business on the NYSE's trading floor. The NYSE derives revenues from these specialists, brokers and clerks by providing them with various products and services, including space, necessary for them to engage in the purchase and sale of securities on the trading floor. The NYSE charges each specialist firm for both the number of post spaces occupied on the trading floor, and for each registered specialist. The NYSE charges floor brokers for each booth occupied on the trading floor, and rates vary depending on the size and location of the particular booth. Specialists and floor brokers also pay an annual fee for each of their clerks working on the trading floor. Fees are also charged to trading floor participants for a variety of services provided by the NYSE including phone service, radio paging and connections to third-party market data providers.

Facility and equipment fees accounted for 3.5% of the NYSE's aggregate revenues in 2004, and are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE's opportunities for revenue growth and efficiency improvement and to better align transaction revenue with executed volume, product expansion and new product development.

Membership Services

The NYSE generates annual membership revenues from its regular members and electronic access members. For a description of electronic access members, see "The Mergers—Effect of the Mergers on Non-Regular NYSE Members and Lessee Members." Each of the NYSE's 1,366 regular members and electronic access members pays annual dues. In addition, each electronic access member pays an annual fee to the NYSE for electronic access to the trading floor for a 12-month period. The annual electronic access member fee is equal to 90% of the 6-month average of the annual rentals payable under the bona fide leases of memberships entered into during each of the six calendar months prior to the most recently completed quarter. In addition to the annual membership fees, the NYSE generates revenues by charging a fee in conjunction with the purchase or lease of a NYSE membership.

Membership fees accounted for 0.6% of the NYSE's aggregate revenues in 2004. However, after the mergers, the right to trade on the NYSE Market will not be tied to membership and these fees will therefore no longer exist. Instead, fees will be collected through the sale of trading licenses. For a discussion of how trading licenses will be sold after the mergers, see "Information About NYSE Group—Trading Licenses."

Regulatory Services

The NYSE provides regulatory services through NYSE Regulation. See "NYSE Regulation." In connection with providing these services, the NYSE collects member regulation fees and market surveillance fees. Member regulation fees are based primarily on the revenues generated by members and members organizations, as well as on the number of branch offices of the broker-dealer and the number of registered representatives. Market surveillance fees are charged to specialists and floor brokers to recover some of the costs of overseeing trading. Other regulatory fees include revenue from applications, registration of branch offices and specialists, as well as fees for examinations necessary to operate in the securities industry.

Regulatory fees accounted for 7.8% of the aggregate revenues of the NYSE in 2004. After the mergers, the regulatory activities will be conducted by NYSE Regulation, which will be a not-for-profit, wholly owned subsidiary of NYSE Group. The regulatory fees collected by NYSE Regulation will be used solely for the regulatory activities of NYSE Regulation. For a more detailed discussion of NYSE Regulation, see "NYSE Regulation."

Securities Industry Automation Corporation

Overview

SIAC is the principal vendor of the NYSE's data processing and facilities management services and a registered securities information processor under the Exchange Act. NYSE owns two-thirds of the equity of SIAC, and the American Stock Exchange owns the remaining one-third. Formed in 1972 as a New York business corporation, SIAC:

- plans, develops, implements and operates a variety of automated information-handling and communication systems that support order processing, trading, and market data reporting, as well as trade comparison, for a broad range of securities;

- provides systems support for essential regulatory and administrative activities; and

- operates and manages the Secure Financial Transaction Infrastructure network, which provides resilient and reliable communications within the financial services industry.

Historically, SIAC has been operated as a cost-recovery utility. As a result, it provides its services to its customers on an at-cost, non-profit basis. SIAC's revenues accounted for 15.3% of the NYSE's aggregate revenue in 2004.

SIAC's wholly owned subsidiary, Sector, Inc., offers an array of communications and data processing services, primarily to the broker-dealer community. These services include email archiving, other books and record storage solutions, facilities management, data center hosting, disaster recovery, enterprise services and network and data distribution services. The telecommunication services include traditional point-to-point voice circuits and network management. Sector is headquartered in New York City. Unlike SIAC, Sector provides its services on a for-profit basis.

SIAC Governance

The SIAC bylaws provide that the SIAC board of directors will consist of 14 directors. Under a shareholders' agreement among SIAC, the NYSE and the American Stock Exchange, of these 14 directors:

- seven directors are selected by the NYSE (provided that at least five of these seven directors are not officers or employees of the NYSE unless they are also members of the NYSE board of directors);

- three directors are selected by the American Stock Exchange (provided that at least one of these three directors is not an officer or employee of the American Stock Exchange);

- one director is jointly selected by the NYSE and the American Stock Exchange (it is contemplated that this director will also serve as the chief executive officer of SIAC); and

- three directors are selected by the Securities Industry Association.

The directors are divided into two classes, designated as Class A directors and Class B directors. Each class of directors is elected for a two-year term so that the term of office of one class of directors expires each year. The president and co-chief operating officer of the NYSE, Robert G. Britz, is chairman of the SIAC board of directors.

The SIAC board of directors has two standing committees: the executive committee and the audit committee. The executive committee is comprised of five members of the SIAC board of directors. The executive committee's responsibilities include:

- reviewing the management personnel needs, structure and policies of SIAC;

- reviewing the current and anticipated financial requirements of SIAC; and

- functioning as SIAC's compensation committee for the purpose of reviewing and approving the compensation plans and guidelines for all employees and the officers of SIAC.

The audit committee is comprised of three members of the SIAC board of directors. Its responsibilities are to assist the SIAC board of directors in fulfilling its financial accounting oversight responsibilities. In this capacity, the audit committee reviews the financial reporting process, the system of internal controls and the process by which SIAC maintains compliance with applicable laws, rules and regulations.

The NYSE, the American Stock Exchange and SIAC are parties to a shareholders agreement that governs the respective rights of the NYSE and the American Stock Exchange relating to SIAC. Under the shareholders agreement, neither the NYSE nor the American Stock Exchange may transfer any of their shares in SIAC to a third party without the consent of the other party, unless this transfer occurs:

- by operation of law, by reason of insolvency or other cause; or

- upon completion of a right-of-first-refusal process, in which the other party has the right to acquire any SIAC shares proposed to be transferred by either the NYSE or the American Stock Exchange to a third party at the lower of:

  - the price offered by the third party seeking to acquire such SIAC shares; or

  - the "option price" agreed upon by the NYSE and the American Stock Exchange from time to time or established by a five-person committee consisting of two representatives appointed by each of the NYSE and the American Stock Exchange and one person appointed by the four members. (There is currently no determined option price.)

Major Customers

SIAC currently provides data processing services to the following major customers and customer groups:

- the NYSE, which constituted 54.4% of SIAC's revenues in 2004;

- the American Stock Exchange, which constituted 16.2% of SIAC's revenues in 2004;

- the National Securities Clearing Corporation and Fixed Income Clearing Corporation, which have been absorbed into The Depository Trust & Clearing Corporation, which together constituted 13.7% of SIAC's revenues in 2004; and

- participants in the national market systems CTA Plan, CQ Plan and the members of the Options Price Reporting Authority, which together constituted 1.8% of SIAC's revenues in 2004.

In addition, SIAC operates the Intermarket Trading Systems and provides services to the Intermarket Surveillance Group Participants. SIAC also provides services to Sector.

The NYSE and the American Stock Exchange are SIAC's largest customers. The removal of the business of either could have a material adverse effect on SIAC. In particular, revenues from the American Stock Exchange may be reduced or lost if it undergoes a significant corporate transaction, such as a sale or restructuring. The National Securities Clearing Corporation and Fixed Income Clearing Corporation have entered into separate agreements with SIAC, pursuant to which the services previously provided by SIAC will be phased out.

Facilities Management Agreement

SIAC provides services to the NYSE and the American Stock Exchange pursuant to an agreement dated February 23, 1977, among the NYSE, the American Stock Exchange and SIAC, as amended, and a Paying Agency Agreement dated August 23, 2004 (which we refer to collectively as the "facilities management agreement"). The facilities management agreement provides for services to be provided and products to be obtained by SIAC on behalf of or for use by the NYSE or the American Stock Exchange, as either may request, at SIAC's cost. The facilities management agreement also provides that the NYSE or the American Stock Exchange may request that the services to be provided to it be added to, modified or terminated, and that SIAC will "use its best efforts, consistent with sound business practices, to adapt to the changed requirements of each exchange for services rendered by SIAC."

Generally, the at-cost basis for services charges under the facilities management agreement includes dedicated manpower (such as salaries, overtime, part-time help and benefits); dedicated data processing or communications supplies and equipment; dedicated general expenses (such as office supplies, photocopy equipment, local transportation and travel); and shared common expenses (such as occupancy costs, facilities engineering support, security services and other non-dedicated manpower and related expenses, etc.), as well as any costs for products or services from third-party vendors. Costs are billed to the NYSE (and the American Stock Exchange) on a monthly basis.

The facilities management agreement requires SIAC to recognize individual ownership rights on the part of the NYSE or the American Stock Exchange of properties acquired by SIAC at the respective direction and expense of the NYSE and the American Stock Exchange and joint ownership rights on the part of the NYSE and the American Stock Exchange of properties acquired by SIAC for services provided to both the NYSE and the American Stock Exchange. The agreement requires SIAC to maintain confidentiality regarding services it undertakes for each of the NYSE and the American Stock Exchange and with regard to certain information obtained by SIAC in connection with the provision of services.

During the NYSE's last five fiscal years, the NYSE paid SIAC fees under the facilities management agreement of approximately $234.0 million in 2000; $256.9 million in 2001; $273.3 million in 2002; $253.0 million in 2003; and $266.1 million in 2004. The American Stock Exchange paid SIAC fees under the facilities management agreement of approximately $89.1 million in 2000; $104.9 million in 2001; $97.1 million in 2002; $93.9 million in 2003; and $79.5 million in 2004.

Separate services agreements cover services provided by SIAC to National Securities Clearing Corporation and Fixed Income Clearing Corporation, to Options Price Reporting Authority and to the participants in the CTA Plan and the CQ Plan.

Data Processing Fees

Data processing fees are charged by SIAC to customers other than the NYSE (fees charged to the NYSE are eliminated in consolidation). SIAC operates on a cost recovery model. Under this model, any increase or decrease in SIAC's expenses results in a corresponding change in its revenues.

The NYSE Hybrid Market Initiative

The NYSE is creating the NYSE Hybrid Market[SM], which will combine auction-based and electronic trading for equities listed on the NYSE. This effort is the NYSE's response to the articulated desire of both market professionals and individual investors for greater choice and flexibility in buying and selling stocks. The NYSE

Hybrid Market[SM] is also the NYSE's strategy for adapting to the revised "trade through" rule adopted by the SEC on April 6, 2005 as a part of Regulation NMS, which prohibits trading-through of quotations that are displayed by another market and immediately accessible through automatic execution.

Key Attributes

The NYSE Hybrid Market[SM] is intended to emulate, in a primarily automatic-execution environment, the features of the traditional auction market that have provided stable, liquid and less volatile markets, as well the opportunity for price improvement. The NYSE Hybrid Market[SM] will expand the availability of the NYSE's current automatic execution service (NYSE Direct+®), which provides order execution at sub-second speed and currently handles approximately 11% of the NYSE's average daily volume. The NYSE Hybrid Market[SM] is intended to feature the following:

- All quotes would be automatically and continuously refreshed and reflect the combined liquidity of the NYSE Display Book® and the electronic interest of trading floor broker agents and the specialist. Limit orders would be published in real time. This structure would facilitate the ability of brokers and specialists to interact with supply and demand and to scale interest and provide price improvement to incoming electronic orders seeking liquidity.

- Customers would have the choice of auction representation and the opportunity for price improvement over the published best bid and offer through market orders or a new automated "auction limit" order. Auction limit orders, a new electronic order type, would allow investors to electronically place limit orders that are exposed to the market for a short period of time in order to potentially receive a price better than the best bid or ask. The NYSE's auction model currently provides price improvement for more than 25% of incoming orders, most obtaining improvement better than the midpoint of the quote spread.

- Specialists and floor brokers would supplement liquidity to stabilize price movements in both the automated and auction components of the NYSE Hybrid Market[SM] through the use of floor broker agency interest files, and specialist layered interest files and specialist algorithmic interaction with orders. As such, both electronically and manually executed orders may benefit from the value added by specialists in committing capital and providing depth to the market, and from the competition among electronic orders as well as those represented by floor brokers. Floor brokers would participate both electronically and in person, using human judgment to process large or complex orders more effectively than is possible on a solely electronic platform.

- Time restrictions between orders on NYSE Direct+® would be eliminated and all size limit and market orders would be accepted up to the maximum supported order size, which is currently 3,000,000 shares. Market orders designated by customers for automatic execution and marketable limit orders would be automatically executed at the best bid or offer to the extent that their size can be satisfied.

- Those customers that desire sub-second, automatic trade execution would have access to [both book and] floor liquidity. Customers with buy and sell orders beyond the size of the best bid or offer would have the ability to "sweep the book" or designate individual orders to trade at multiple price points subject to certain limitations, including the Liquidity Replenishment Points[SM] or "LRPs" described below.

- In order to preserve the lower volatility that has characterized trading on the NYSE, pre-determined and published LRPs would limit sweeps. When activated, LRPs automatically would integrate the electronic market with the auction market for one transaction, thus enabling the specialist to elicit additional trading interest.

- All better-priced bids and offers in all other markets would be immediately accessed unless customers are provided the same price on the NYSE. All incoming orders from all competing market centers

would be automatically executed at the displayed best price. This would create an environment in which best prices will be protected from inferior-priced trade executions regardless of where an order is entered, and without awaiting human reaction.

• As part of the NYSE Hybrid Market℠ initiative, the NYSE would further automate routine specialist tasks and create a new interface to facilitate algorithmic liquidity injection by specialists. In addition, the NYSE would add new functionality to trading floor broker wireless hand-held computers to further automate smart order types and create a new broker interest file with layering capabilities.

• NYSE Regulation would incorporate the NYSE Hybrid Market℠ in its regulatory program.

Benefits for Constituents

For Investors. The NYSE Hybrid Market℠ would build on the NYSE's core attributes of liquidity, pricing efficiency, low trading costs and tight spreads by broadening customers' ability to trade quickly and anonymously. The NYSE Hybrid Market℠ would also further the NYSE's goal of providing all investors, regardless of their size, with the best price when buying or selling shares. Interaction of the NYSE's automatic and auction markets also would maintain the opportunity for price improvement.

For Listed Companies. By continuing to maintain market quality, including lower intra-day volatility, the NYSE Hybrid Market℠ would allow issuers to reduce their cost of capital.

For the Market as a Whole. Combining the NYSE's technology with the advantages of the auction market would enable the NYSE market to function more effectively and efficiently. In the NYSE Hybrid Market℠, specialists and brokers, who would use judgment to improve prices and enhance order competition on the floor of the NYSE, would interact with the market electronically as well as vocally and manually. The NYSE believes that their judgment would be particularly valuable in less liquid stocks and during the opening and closing of trading as well as during times of uncertainty, when a corporate announcement or an outside event could lead to market instability and price volatility.

Current Status/Recent Developments

Implementation of the NYSE Hybrid Market℠ is subject to SEC review and approval. No assurance can be given that this approval will be obtained. On June 14, 2005, the NYSE filed with the SEC amendments to clarify and modify its proposal to establish the NYSE Hybrid Market℠. The NYSE expects that the SEC will publish the amended proposal for public comment, consider those comments and the NYSE's response to that input, and then make a final decision on the proposal.

The NYSE is developing the software that will power the NYSE Hybrid Market℠. Assuming regulatory approvals, the NYSE plans to introduce the NYSE Hybrid Market℠ in phases beginning in the third quarter of 2005, continuing into full rollout expected to be completed in the second quarter of 2006.

Information Technology

The NYSE and its subsidiaries employ a wide range of technologies across their various market, regulatory and business functions. Technology is crucial to the NYSE's business because it enables the NYSE to maintain its competitive position and regulatory effectiveness and the confidence of its investors in the reliability and integrity of the NYSE's market. The NYSE's technology is subject to oversight by the SEC, through the SEC's Automation Review Program.

In 2004, across all information technology categories inclusive of software development and network and data center infrastructure, the NYSE incurred, on an operating basis, information technology expense of approximately $350 million and capital investments totaled approximately $50 million.

Business drivers for the NYSE's technology investments include:

- continual functional and performance improvements to the NYSE's execution services and information products to address customer needs and the evolving competitive trading environment;

- state of the art regulatory technology in support of market surveillance, member firm regulation and enforcement;

- the expectations for excellent systems reliability and resiliency to maintain investor trust and confidence;

- substantial investments in systems capacity to ensure that the market can maintain investor access to the market during very unusual peaks in trading activity; and

- competitive cost structures for the NYSE's systems and operating infrastructure.

In addition, the NYSE's position in the capital markets requires substantial investments in business continuity, including back up data centers, back-up trading floors and physical and information security. These investments have increased substantially following the terrorist attacks of September 11, 2001.

The NYSE's trading systems include the following major components:

- Display Book®, which is a high performance trading system used for automatic quotation of incoming limit orders and the NYSE Direct+® automatic execution service. It also provides a set of tools that are used by specialists and their trading assistants to keep track of all incoming market and limit orders and provide information display, order management capabilities, research tools, trade execution, access to regional exchanges and quote dissemination;

- NYSE Direct+®, which is an automatic-execution service for limit orders of up to 1,099 shares which enables users to opt for an immediate execution at the best bid or offer, without a fee and with anonymity and speed;

- SuperDot®, which is a system that processes approximately 99% of electronic market and limit orders received from member firms and routes them to broker systems or Display Book®;

- Broker Booth Support System®, which is a full-service order management system supporting straight-through electronic order processing and reporting for member firms on the floor of the NYSE;

- Common Message Switch, which provides member firm access to the NYSE's order processing systems for routing and processing of orders that are destined for the Display Book® system or the Broker Booth Support System®;

- NYSE e-Broker® and Handheld Data Devices, which are mobile wireless handheld devices running the NYSE e-Broker application that permits members on the floor to receive orders, access the Display Book®, report transactions on the floor, and generate messages to customers regarding current market conditions; and

- Secure Financial Transaction Infrastructure, a product of SIAC, which offers financial institutions a resilient connection to the NYSE through a diversified set of major telecommunications providers. Secure Financial Transaction Infrastructure offers designated access points throughout the U.S. and through a highly resilient and redundant infrastructure that routes around failed circuits automatically. Network security is provided by a multi-tier security architecture known as NYSE Common Access Point®, which allows secure external access to all NYSE products and services.

Intellectual Property

The NYSE and its subsidiaries own the rights to a large number of trademarks, service marks, and trade names used in its business. It has registered many of the most important NYSE trademarks in approximately 50 countries, including the countries of the European Union. These include New York Stock Exchange, NYSE,

The Big Board, NYSE Composite Index, The World Puts Its Stock In Us, The NYSE FAÇADE design mark and NYSE MILLENNIUM INDEX. Registration applications for some of these marks are still pending in several countries.

In addition, the NYSE and its subsidiaries own a number of registered U.S. trademarks or service marks which are used in its operations. There are also a number of pending applications.

The NYSE and its subsidiaries hold the rights to a number of patents, and have made a number of patent applications. However, the NYSE and its subsidiaries do not engage in any material licensing of their patents nor are their patents, individually or in the aggregate, material to the business operations of the NYSE, taken as a whole.

The NYSE and its subsidiaries own the copyright to a variety of material. Those copyrights, some of which are registered, include printed and online publications, web sites, advertisements, educational material, graphic presentations and other literature, both textual and electronic.

Description of Property

The NYSE and its subsidiaries conduct their operations in premises inside and outside of the United States. The headquarters of the NYSE is on Wall Street, New York, and the surrounding area. In particular, the NYSE's trading floor runs throughout 11 Wall Street, 20 Broad Street and 30 Broad Street. There are direct connections between 20 Broad Street and the 11 Wall Street complex, and there is a bridge above Exchange Place (a street separating 20 Broad Street from 30 Broad Street) that connects areas occupied by the NYSE in the 20 Broad Street building with areas occupied by the NYSE in the 30 Broad Street building. These buildings are described in more detail below:

11 Wall Street, New York City. The principal offices of the NYSE and major portions of its trading floor are located at 11 Wall Street in New York City, a complex which includes contiguous buildings known as 8 through 18 Broad Street. This complex, exclusive of the 20 Broad Street building (described below), is owned by the NYSE and consists of approximately 370,000 square feet in the aggregate.

20 Broad Street, New York City. The land underlying the office building situated at 20 Broad Street in New York City is owned by NEWEX Corporation, a wholly owned subsidiary of the NYSE. The land has been leased to the owner of the office building at 20 Broad Street for a term that is anticipated to expire in 2081. The NYSE occupies approximately 348,000 square feet of space in the office building at 20 Broad Street pursuant to a sublease for a term expiring in 2016. In addition, the sublease affords the NYSE multiple rights to extend the term of the sublease until 2041. The space occupied by the NYSE in the 20 Broad Street building is used for portions of the trading floor and for office purposes.

30 Broad Street, New York City. The NYSE occupies approximately 56,000 square feet in the office building located at 30 Broad Street, New York City, pursuant to a lease expiring in 2008. The lease affords the NYSE multiple rights to extend the term of the lease until 2040. The NYSE uses this leased space for a trading floor and office purposes.

14 Wall Street, New York City. The NYSE occupies approximately 65,000 square feet in the office building located at 14 Wall Street, New York City, pursuant to a lease expiring in 2011. In addition, the NYSE occupies approximately 11,000 square feet in this building pursuant to a sublease expiring in 2010. The NYSE uses the leased space and the sublease space for office purposes.

In addition to these premises, NYSE and its subsidiaries lease space in the following locations:

Location	Approximate Square Feet
Washington, D.C.	6,300 square feet
Palo Alto, California	9,800 square feet
London, England	1,400 square feet
Tokyo, Japan	1,800 square feet
Hong Kong, China	410 square feet

The overseas offices are used primarily for the purposes of promoting international recognition of the NYSE brand and providing client services to non-U.S. NYSE-listed companies.

SIAC and its subsidiaries operate out of multiple facilities both within and outside of New York City.

Legal Proceedings

The NYSE is party to a number of legal proceedings, as described below.

In re NYSE Specialists Securities Litigation

In December 2003, the California Public Employees' Retirement System (CalPERS) filed a purported class action complaint in the United States District Court for the Southern District of New York against the NYSE, NYSE specialist firms, and others, alleging various violations of the Exchange Act, and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. The court consolidated CalPERS' suit with several other suits into the action now entitled *In re NYSE Specialists Securities Litigation* and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

Plaintiffs filed a consolidated complaint in September 2004. The consolidated complaint asserts claims under Sections 6(b), 10(b) and 20(a) of the Exchange Act and alleges, among other things, that, with the NYSE's knowledge and active participation, the specialist firms engaged in manipulative, self-dealing, and deceptive conduct, including interpositioning, front-running and "freezing" the specialists' books and falsifying trading records to conceal their misconduct. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally. In November 2004, the NYSE moved to dismiss the complaint against it on various grounds, including its immunity from suit as a self-regulatory organization with respect to the performance of its regulatory and general oversight functions. The court heard oral argument on the motion on April 13, 2005 and has not yet rendered a decision.

Papyrus Patent Infringement Litigation

In January 2004, Papyrus Technology Corporation filed a complaint in the United States District Court for the Southern District of New York against the NYSE, alleging that the NYSE's Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus, and that the NYSE breached a license agreement with Papyrus. Papyrus claimed unspecified damages. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery has been completed. It is anticipated that the parties will file motions for summary judgment on at least some of the claims. To the extent that the case is not disposed of through these motions, a trial could take place in late 2005.

158

Grasso Litigation

In December 2003, the NYSE received a report from the law firm of Winston & Strawn LLP, which the NYSE had engaged to investigate and review certain matters relating to the compensation of its former chairman and chief executive officer, Richard A. Grasso, and the process by which that compensation was determined (we refer to this report as the "Webb Report"). The NYSE provided the Webb Report to the SEC and the New York Attorney General's Office, which commenced investigations relating to those matters in or about January 2004.

In May 2004, the New York Attorney General's Office filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone and the NYSE. The complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks:

- imposition of a constructive trust for the NYSE's benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered;

- a judgment directing Mr. Grasso to return payments made to him by the NYSE that were unlawful under the New York Not-for-Profit Corporation Law; and

- restitution of all amounts that Mr. Grasso received that lacked adequate NYSE board approval because the approval was based on inaccurate, incomplete, or misleading information.

The complaint also asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law, which Mr. Langone moved to dismiss. The court denied Mr. Langone's motion in January 2005. In addition, the complaint asserts a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, *ultra vires* payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the New York Not-for-Profit Corporation Law. In its answer to the complaint, the NYSE asserted several complete defenses to the New York Attorney General's Office's complaint.

In his answer to the complaint, Mr. Grasso asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and John Reed, former chairman of the NYSE, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements and that the NYSE and Mr. Reed defamed him. Mr. Grasso seeks at least $50 million in compensatory damages for NYSE's alleged breaches of the agreements, damages for alleged injury to his reputation and mental anguish and suffering, and punitive damages against Mr. Reed and the NYSE. The NYSE and Mr. Reed moved to dismiss the defamation claim, and on March 15, 2005, the court granted that motion. Mr. Grasso has appealed the court's dismissal; oral argument occurred in the Appellate Division on June 7, 2005, and the court has not yet rendered a decision. In or about March 2005, Mr. Grasso asserted third-party claims against former NYSE Director Carl McCall for negligence, negligent misrepresentation, and contribution.

The parties are currently engaged in discovery, which is expected to continue through 2005.

SEC Administrative Proceedings

On April 12, 2005, the SEC instituted and simultaneously settled an administrative proceeding against the NYSE. The SEC action related to detection and prevention of activities of specialists who engaged in unlawful proprietary trading on the floor of the NYSE. The SEC found that the NYSE had violated Section 19(g) of the Exchange Act by failing to enforce compliance with the federal securities laws and NYSE rules that prohibit specialists from interpositioning and trading ahead of customer orders. In settling the action, the NYSE consented, without admitting or denying the findings, to entry of an administrative order imposing a censure and requiring the NYSE to cease and desist from future violations of the federal securities laws and to adopt various remedial measures, including retention of a third-party regulatory auditor, creation of a $20 million reserve fund in connection therewith, development of policies and procedures to enhance its regulation of floor members,

implementation of a pilot program for an on-floor video and audio surveillance system, development of systems and procedures to track the identity of specialists and clerks trading on the NYSE trading floor, and enhancements to its trading systems reasonably designed to prevent specialists from trading ahead of customer orders and interpositioning. In its press release announcing its settlement with the NYSE, the SEC noted that its investigation of individual misconduct as it relates to NYSE's failure to police specialists is continuing. The ultimate outcome of this investigation cannot reasonably be determined at this time.

Legal Proceedings Relating to the Mergers

The NYSE is also a party to litigation relating to the proposed mergers. For a description of this litigation, see "The Mergers—Legal Proceedings Relating to the Mergers."

Other

The NYSE is defending and involved in a number of other legal proceedings, the ultimate outcome of which cannot reasonably be determined at this time. The NYSE believes that the aggregate of all possible losses from all these other legal proceedings will not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

Officers and Directors

Directors. The NYSE board of directors currently consists of the following 11 directors:

Marshall N. Carter (*Chairman*)
John A. Thain *(Chief Executive Officer)*
Herbert M. Allison, Jr.
Ellyn L. Brown
Shirley Ann Jackson
James S. McDonald
Alice M. Rivlin
Robert B. Shapiro
Karl M. von der Heyden
Dennis Weatherstone
Edgar S. Woolard, Jr.

The age and certain selected biographical information about these directors is set forth under "Management of NYSE Group After the Mergers."

NYSE directors serve one-year terms, and each NYSE director, except for the chief executive officer, must meet the NYSE's independence policy for its directors. Under this independence policy, directors must be independent from NYSE-listed companies, NYSE members, member organizations and certain other broker/dealers. Among other things, no director currently may be, or within the past three years may have been, a member of the NYSE or employed by a member organization. In addition, no director may currently be an executive officer of a listed company. In making this determination, the board considers the special responsibilities of a director in light of the status of the NYSE as a not-for-profit corporation, and as a SRO and national securities exchange subject to the supervision of the SEC.

NYSE directors (with the exception of the chief executive officer) also must be independent from NYSE management in a manner comparable to the requirements of the NYSE governance standards for listed companies. Among other things, no NYSE director currently may be, or within the past three years may have been, an employee of the NYSE, and directors must have no other material relationship with the NYSE.

After the mergers, NYSE Group plans to adopt these independence requirements of the NYSE for the NYSE Group board of directors.

Officers. The following are the senior officers of the NYSE:

Name	Position
John A. Thain	Chief Executive Officer
Richard A. Ketchum	Chief Regulatory Officer
Robert G. Britz	President and Co-Chief Operating Officer
Catherine R. Kinney	President and Co-Chief Operating Officer
Richard P. Bernard	Executive Vice President and General Counsel
Dale B. Bernstein	Senior Vice President of Human Resources and Corporate Services
Amy S. Butte	Chief Financial Officer and Executive Vice President
Margaret Tutwiler	Executive Vice President of Communications and Governmental Relations

The age and certain selected biographical information about these officers is set forth under "Management of NYSE Group After the Mergers."

Director Compensation and Indemnification

Upon written request, NYSE directors (other than the chairman of the board and the chief executive officer) are entitled to an annual fee of $75,000. NYSE directors are also reimbursed for their out-of-pocket travel expenses.

The NYSE constitution provides indemnification to NYSE directors and others against liability arising from their service to the full extent permitted by law. To insure this exposure, the NYSE has obtained a directors and officers' liability insurance policy.

Executive Compensation

The following table sets forth information regarding the compensation earned during the last three fiscal years by the chief executive officer of the NYSE and the four most highly compensated executive officers (other than the chief executive officer) serving at the end of the last completed fiscal year:

Summary Compensation Table

Name and Title	Year	Annual Compensation		All Other Compensation	
		Salary	Bonus(1)	Capital Accumulation Plan(2)	Other(3)
John A. Thain .... Chief Executive Officer	2004	$3,920,000			$120,000
Richard G. Ketchum(4) .... Chief Regulatory Officer	2004	$ 484,615	$ 600,000		$ 34,326
Robert G. Britz .... President and Co-Chief Operating Officer	2004	$ 750,000	$1,200,000		$ 81,557
	2003	$ 750,000	$ 525,000	$262,500	$ 78,395
	2002	$ 749,423	$1,966,667	$983,334	$ 72,591
Catherine R. Kinney .... President and Co-Chief Operating Officer	2004	$ 750,000	$1,200,000		$ 81,371
	2003	$ 750,000	$ 525,000	$262,500	$ 69,726
	2002	$ 749,423	$1,966,667	$983,334	$ 63,922
Richard P. Bernard .... Executive Vice President and General Counsel	2004	$ 525,000	$ 625,000		$ 47,202
	2003	$ 525,000	$ 525,000	$131,250	$ 47,013
	2002	$ 528,846	$ 625,000	$156,250	$ 47,274

(1) Amounts awarded as bonus are included in this column.

(2) Effective January 1, 2004, the Capital Accumulation Plan was frozen. No further credits to the Capital Accumulation Plan have been made for services performed after December 31, 2003. Prior awards continue to vest according to the vesting schedules. The award is treated as a book entry earning 4.27%/year (the interest rate of the 10-year U.S. treasury note in effect on the last business day of the prior calendar year) until it is vested. Vesting is based solely on the age of the participant and continued employment. Once vested, the awards are transferred to a Rabbi Trust, where the rate of return is based on the individual participant's selection of investment vehicles. Participants may currently choose from nine mutual funds as investment vehicles. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. The current vesting schedule is as follows:

Age	% Vested
<55	0
55	10
56	20
57	30
58	50
59	70
60	100

The vesting schedule for amounts credited through the year 2000 provided similar percentage vesting but over an age range from 50 to 55 years of age.

(3) Includes (a) NYSE company match to the executive's Employee Savings Plan account and Supplemental Executive Savings Plan account, and (b) taxable term life insurance premiums. The NYSE permitted all employees with five weeks of vacation (those with 18 or more years of service) to "cash in" up to five vacation days per year. The NYSE also permitted all employees to similarly "cash in" up to six sick days per year. These amounts, if any, for the named executives are also included in this column. Effective January 1, 2005, the ability to "cash in" vacation and sick days was terminated. The NYSE eliminated reimbursement for initiation fees and annual dues for country clubs and other entertainment venues (other than for luncheon clubs) and for financial planning benefits, effective July 2004.

As of December 31, 2004, the years of service for each named executive are as follows: Mr. Thain, 1 year; Mr. Ketchum, 0.75 year; Mr. Britz, 32 years; Ms. Kinney, 30 years; and Mr. Bernard, 9 years.

(4) Mr. Ketchum's base salary was increased to $750,000, effective January 2005.

In 2004, senior vice presidents and above other than the named executives (22 individuals) received in the aggregate a base salary of approximately $7,576,700 and a bonus of approximately $5,079,000. All other officers (31 individuals) received in the aggregate a base salary of approximately $6,364,000 and a bonus of approximately $3,088,000 in 2004.

Retirement Benefit Plans

The Retirement Plan

The NYSE sponsors the Retirement Plan for Eligible Employees of the NYSE (the "Retirement Plan"). The Retirement Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers NYSE employees generally, including the named executives other than Mr. Thain. The NYSE pays the entire cost of plan benefits. For employees hired before June 30, 2002, benefits under the Retirement Plan are based on a set percentage of the participant's annual base salary during each year of employment, subject to certain alternative calculations to mirror a final average compensation plan. Since 1989, that percentage has been 2.35%. Employees that were employed by the NYSE on or before February 17, 1998 receive an additional benefit equal to $100 for each year of service before January 1, 1981. For employees hired after June 30, 2002, benefits are calculated as follows: (1) 1.25% of final average compensation (*i.e.*, average annual compensation during an

employee's best five years) ("FAC") up to the average Social Security Wage Base ($46,200 in 2005), plus (2) 1.45% of final average compensation (*i.e.*, average annual compensation during an employee's best five years) in excess of the average Social Security Wage Base, times (3) an employee's years of plan participation. The amount of annual compensation that may be considered in calculating benefits under the Retirement Plan is limited by law. In 2005, the limit was $210,000.

Normal retirement age under the plan is age 65. However, employees can retire and receive a reduced benefit at any time after they reach age 55. Employees become vested in their benefits upon completion of five years of service with the NYSE.

The estimated annual benefits payable from the Retirement Plan in the form of a life annuity commencing at normal retirement age (age 65) for the named executive officers hired prior to July 1, 2002 are as follows: $141,000 for Mr. Britz, $164,000 for Ms. Kinney and $91,000 for Mr. Bernard. These amounts assume future salary is equal to the amounts earned in 2004.

The following table illustrates estimated annual benefits that would be payable to Mr. Ketchum at normal retirement age (65):

| Average Final Compensation(1) | Years of Service(2)(3) | |
	10	15
$ 200,000	$ 28,100	$ 42,100
400,000	29,500	44,300
600,000	29,500	44,300
800,000	29,500	44,300
1,000,000	29,500	44,300
1,200,000	29,500	44,300
1,400,000	29,500	44,300
1,600,000	29,500	44,300
1,800,000	29,500	44,300
2,000,000	29,500	44,300

(1) Compensation for purposes of determining Average Final Compensation are the amounts shown as Salary on the Summary Compensation Table, as limited by the annual compensation limit applicable to qualified retirement programs.

(2) As of December 31, 2004, the years of service for Mr. Ketchum are 0.75 year.

(3) The amounts shown in the above table are computed on a straight-life annuity basis and assume that the average Social Security Wage Base remains at the 2005 level of $46,200. Furthermore, the annual compensation limit applicable to qualified retirement programs was assumed to remain at the 2005 level of $210,000.

In lieu of the retirement plan benefits described above, Mr. Thain has a special employee agreement. The benefits provided under this employee agreement to Mr. Thain are described later in this document. See "Information About the NYSE—Agreements for Named Executives."

The Supplemental Executive Retirement Plan

The NYSE maintains a Supplemental Executive Retirement Plan ("SERP") for its employees who earn salary above a threshold ($178,205 in 2005) to supplement benefits under the Retirement Plan. The SERP provides a base benefit to participants who have completed 10 years of NYSE service or are employed by the NYSE until age 55 with at least 36 months of SERP participation. In general, the benefit is based upon years of service and the participant's annual average of the highest 60 consecutive months of salary (plus, for senior officers, two-thirds of the bonus, not to exceed annual salary). Vested benefits do not become payable until the later of age 55 or the date of retirement. Generally, the benefit under the SERP is offset by benefits paid under

the Retirement Plan and Social Security benefits, and is further reduced if benefit payments commence prior to age 60. Participants may elect to receive their account balances in a lump sum distribution for those employees who were 55 or older as of December 31, 2004, specified annuities or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

In reducing the SERP benefits provided to Mr. Britz and Ms. Kinney, the NYSE board of directors established, as a minimum benefit payable from the SERP, a life annuity at age 55 equal to $1,000,000 per year grading up to $1,250,00 per year at age 60. In addition, if Mr. Britz or Ms. Kinney terminates employment prior to age 55, he or she is vested in $950,000 (in the case of Mr. Britz) and $900,000 (in the case of Ms. Kinney) per year payable as a life annuity commencing at age 55. These amounts are offset by Social Security benefits beginning at age 62.

The following table illustrates estimated annual benefits that would be payable to a participant who retired at age 65:

Average Final Compensation(1)	Years of Service(2)(3)				
	10	15	20	25	30
$ 200,000	$ 50,000	$ 70,000	$ 90,000	$ 105,000	$ 120,000
400,000	100,000	140,000	180,000	210,000	240,000
600,000	150,000	210,000	270,000	315,000	360,000
800,000	200,000	280,000	360,000	420,000	480,000
1,000,000	250,000	350,000	450,000	525,000	600,000
1,200,000	300,000	420,000	540,000	630,000	720,000
1,400,000	350,000	490,000	630,000	735,000	840,000
1,600,000	400,000	560,000	720,000	840,000	960,000
1,800,000	450,000	630,000	810,000	945,000	1,080,000
2,000,000	500,000	700,000	900,000	1,050,000	1,200,000

(1) Compensation for purposes of determining Average Final Compensation are the amounts shown as Salary (plus, for senior officers, two-thirds of the Bonus not to exceed annual Salary) on the Summary Compensation Table.

(2) As of December 31, 2004, the years of service for each named executive are as follows: Mr. Thain, 1 year; Mr. Ketchum, 0.75 year; Mr. Britz, 32 years; Ms. Kinney, 30 years; and Mr. Bernard, 9 years.

(3) The amounts shown in the above table are computed on a straight-life annuity basis and are subject to a deduction for the amounts payable from the Retirement Plan and Social Security benefits.

The following is an estimate of the benefits payable from the Retirement Plan and SERP for the named executives. The estimates are based on the following assumptions:

- Retirement occurs at either age 55 or age 65.

- Final average compensation assumes future salary and bonus awards are equal to the amounts earned in 2004, except for Mr. Ketchum. His "age 65" estimate is based on an average salary of $750,000. (Mr. Ketchum's base salary was increased to $750,000, effective January 2005.) His "age 65" estimate uses the salary amount ($750,000) as a bonus placeholder.

- Discount rate is 5.75% (rate for pension accounting at year-end 2004).

	Age 55		Age 65	
Name	Estimated Annual Retirement Plan Life Annuity ($)	Estimated SERP 10 Year Annual Payment ($)	Estimated Annual Retirement Plan Life Annuity ($)	Estimated SERP 10 Year Annual Payment ($)
J. Thain(1)	-0-	-0-	-0-	-0-
R. Ketchum	3,000	-0-	32,000	421,000
R. Britz	83,000	1,695,000	141,000	1,727,000
C. Kinney	99,000	1,695,000	164,000	1,727,000
R. Bernard	38,000	295,000	91,000	419,000

(1) In lieu of the pension benefits described above, Mr. Thain has a separate letter agreement. The benefits provided under this letter agreement to Mr. Thain are described later in this document. See "Information About the NYSE—Agreements for Named Executives."

Savings Plans

The Employee Savings Plans

The NYSE sponsors two tax-qualified defined contribution plans, which are substantially similar (the "Savings Plans"). The New York Stock Exchange and Subsidiary Companies Employee Savings Plan covers salaried employees, and the New York Stock Exchange and Subsidiary Companies Operations Level Employee Savings Plan covers employees who are subject to a collective bargaining agreement.

Under the Savings Plans, which are tax-qualified retirement savings plans (401(k) plans), participating employees may contribute up to 25% of their base salaries into their Savings Plan accounts, on a pre-tax or after-tax basis, or both, subject to limitations under the Internal Revenue Code on the annual amount of contributions that participants may make and the amount of annual compensation that may be taken into account in computing benefits under the Savings Plan. The NYSE matches the first 6% of base salaries that employees contribute to the plan. Participants are immediately vested in all contributions and all earnings or loss on those contributions.

The Supplemental Executive Savings Plan

The NYSE maintains a Supplemental Executive Savings Plan ("SESP") to provide deferred compensation opportunities to employees who earn compensation over the limit set by the Internal Revenue Code, including the named executives, to supplement benefits under the Savings Plan that are subject to limitations under the Internal Revenue Code, as well as to permit additional deferrals.

Generally, employees are eligible to participate in the SESP if their base salary exceeds the Internal Revenue Service limit on annual contributions to a qualified savings plan ($42,000 in 2005) divided by 0.31. A participant's account is also credited with earnings based on a measurement alternative selected by the participant from among specified alternatives. Participants may elect to receive their account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

The SESP is divided into three different plans: SESP A, SESP B, and SESP C. Participation in one, two, or all three of these plans depends on how much the employees earn and how much they contribute to the SESP.

SESP A. This plan is intended to be an excess plan, which allows employees to defer a percentage of base salary up to $210,000 (in 2005) which cannot be contributed to the qualified savings plan because of the $42,000 Internal Revenue Service contribution limit.

SESP B. Employees are eligible to contribute to SESP B if their annual salary exceeds $210,000 (in 2005). This plan is also intended to be an excess plan, and it generally allows employees to defer up to 25% of base salary over $210,000 on a before-tax basis. The NYSE matches the first 6% of base salary that employees contribute to the plan.

SESP C. Employees are eligible to contribute to SESP C if their annual salary exceeds $210,000 (in 2005). This plan allows employees to contribute more than 25% of their base salary on a before-tax basis.

Participants are always 100% vested in their pre-tax contributions, matching contributions by the NYSE and any earnings or losses thereon.

The NYSE also maintains plans permitting senior vice presidents and above to defer amounts otherwise paid to them as bonus. There is no NYSE match under these other plans.

The Capital Accumulation Plan

The NYSE sponsored a Capital Accumulation Plan ("CAP") for designated senior executives through the end of 2003. Effective January 1, 2004, the Capital Accumulation Plan was frozen, and no further credits have been made for services performed after December 31, 2003. Existing awards will continue to vest in accordance with the plan, and will be distributed upon termination of employment. The plan provided supplemental retirement benefits to a select group of management and highly compensated employees of the NYSE who were designated as eligible to participate in the plan by the human resources & compensation committee of the NYSE board of directors. The plan is "unfunded" and is not intended to qualify under Section 401(a) of the Internal Revenue Code.

Historically under the CAP, each year, participating executives were credited with an amount based upon a percentage of their Annual Bonus Plan award. These awards vest, for each executive, between the ages of 55 and 60, and are transferred into a Rabbi Trust as they vest. Unvested CAP amounts earn interest based upon the 10-year Treasury Bond rate as of December 31st of the prior year. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A. The total amount of the awards in 2003 was $1.1 million. Included in accrued employee benefits at December 31, 2004 and 2003 is $14.6 million and $14.0 million, respectively, related to this plan. Awards are included as compensation expense in the year awarded and any related interest is included in compensation expense in the year earned.

Long Term Incentive Deferral Plan

The NYSE sponsored a Long Term Incentive Deferral Plan for designated senior executives through the end of fiscal year 2000. The plan permitted eligible executives to defer receipt of their long-term performance awards. Effective May 1, 2001, the Long Term Incentive Deferral Plan has been frozen. A few executives have deferred balances under this plan that will be paid upon their termination or retirement. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

ICP Award Deferral Plan

The ICP Award Deferral Plan permits senior officers of the NYSE to defer receipt of their bonuses under the Annual Bonus Plan. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Forms of distribution are currently under review for compliance with section 409A.

All employees of the NYSE (other than those covered by a collective bargaining agreement or those who are non-expatriate foreign employees) are eligible to participate in the Severance Pay Plan after completing at least

12 months of service at the NYSE, except that managerial/professional employees are eligible for severance without regard to the 12-month service requirement. The Severance Pay Plan provides for basic and enhanced severance benefits upon certain terminations of employment. Basic severance benefits are equal to two weeks of an employee's base salary, less any other severance payments the employee receives from the NYSE. Managerial/professional employees are eligible for enhanced severance benefits. Enhanced severance is generally calculated at two weeks of base pay per year of service up to a maximum of 39 weeks, less any other severance the employee receives from the NYSE.

All severance benefits are paid in equal installments in accordance with the NYSE's regular payroll practices. Payment of enhanced severance benefits is conditioned upon the employee's execution of a release of claims in favor of the NYSE and its related entities.

The Annual Bonus Plan

All employees of the NYSE other than Mr. Thain are eligible to participate in the NYSE's Annual Bonus Plan. Employees hired between January and November in any fiscal year are eligible to participate in the Annual Bonus Plan in their year of hire. Employees hired in December are eligible to participate in the Annual Bonus Plan in the following year. Awards are completely discretionary, and are paid in cash. The bonus, if any, is paid in January of the following year.

Executive Medical Spending Plan

Senior Executives (at the Senior Vice President level or above) may be reimbursed, in total, up to $3,000 each calendar year for medical, vision, or dental expenses not covered by the NYSE's standard plans.

Agreements for Named Executives

Pursuant to letter agreements with the NYSE, Mr. Thain serves as the chief executive officer of the NYSE and a member of the NYSE board of directors at an annual base salary of $4,120,000. Under these letter agreements, Mr. Thain irrevocably waived his right to participate in any employee benefit plans, programs or arrangements of the NYSE, other than participation in the medical, dental, vision and short-term disability benefit plan portions of the NYSE's welfare benefit plan and the executive medical spending program. Mr. Thain is not eligible for an incentive award and does not participate in Capital Accumulation Plan, SERP, SESP, the Savings Plan or the Retirement Plan. In addition, Mr. Thain has agreed to defer $120,000 of his annual base pay each year, and the NYSE has agreed to credit Mr. Thain with a deemed matching contribution equal to $120,000 per year, all to be invested in the vehicles delineated under SESP. This money may be withdrawn only after Mr. Thain reaches age 60.

Mr. Thain disclosed his then existing equity securities holdings to the NYSE in the letter agreements. Consistent with his responsibilities under the NYSE Officers' and Employees' Statement of Business Conduct and Ethics, the letter agreements reiterate his obligation to recuse himself from matters pertaining to his former employer, The Goldman Sachs Group, Inc. The NYSE employee ethics statement precludes employees from owning equity securities of member organizations and requires new employees to divest any of these securities within six months of employment. At the time that he accepted the position of chief executive officer, Mr. Thain had significant holdings of Goldman Sachs equity securities. The NYSE board of directors determined to waive the divestiture requirement and, instead, to require Mr. Thain to place the securities in a blind trust.

No other employee has an agreement with the NYSE. The minimum SERP benefits established for Mr. Britz and Ms. Kinney described above are documented in letters.

Compensation Committee Interlocks and Insider Participation

The following individuals served as a member of the human resources & compensation committee of the NYSE board of directors during the fiscal year ended December 31, 2004:

Edgar S. Woolard, Jr. (Chairman)
Shirley Ann Jackson
Robert B. Shapiro
Dennis Weatherstone

None of these individuals was, during the fiscal year, an officer or employee of the NYSE or any of its subsidiaries.

SELECTED HISTORICAL FINANCIAL DATA OF THE NYSE

The following selected consolidated financial data of the NYSE has been derived from the historical consolidated financial statements and related notes for the years ended December 31, 2000 through December 31, 2004 and the unaudited condensed consolidated financial statements and related notes of the NYSE for the three months ended March 31, 2005 and March 31, 2004. The information presented here is only a summary, and it should be read together with the NYSE's historical financial statements set forth on pages F-1 to F-38 of this document. The information set forth below is not necessarily indicative of the NYSE's results of future operations and should be read in conjunction with "NYSE Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Three Months Ended March 31,		Year Ended December 31,				
	2005 Restated	2004 Restated	2004 Restated	2003 Restated	2002 Restated	2001 Restated	2000 Restated
	(dollars in millions, except per membership figures)						
Revenues from:							
Operations(1)	$ 256.8	$ 263.4	$1,043.7	$1,059.9	$1,031.8	$1,037.2	$ 977.1
Investment and other income	31.7	7.5	41.2	40.4	47.6	76.9	68.8
	288.5	270.9	1,084.9	1,100.3	1,079.4	1,114.1	1,045.9
Expenses	244.6	246.9	1,037.9	993.3	1,021.8	1,048.5	905.3
Income before taxes	43.9	24.0	47.0	107.0	57.6	65.6	140.6
Provision for income taxes	18.8	10.3	15.8	45.2	18.7	22.7	51.6
Minority interest	(0.9)	0.5	1.0	1.3	2.3	3.3	4.9
Net income	$ 26.0	$ 13.2	$ 30.2	$ 60.5	$ 36.6	$ 39.6	$ 84.1
Total assets	$2,169.3	$2,100.3	$1,982.3	$2,009.2	$1,999.8	$1,973.6	$1,633.1
Current assets	1,415.4	1,366.0	1,244.6	1,267.6	1,204.2	1,208.5	1,131.3
Current liabilities	612.8	558.0	486.9	513.2	434.2	481.8	450.8
Working capital	802.6	808.0	757.7	754.4	770.0	726.7	680.5
Long-term obligations(2)	736.7	767.1	694.7	736.2	877.8	823.9	729.0
Equity of members	$ 793.1	$ 750.1	$ 767.0	$ 736.9	$ 676.4	$ 639.8	$ 602.9

(1) Revenues, less SEC Activity Remittance. The NYSE considers revenues, less SEC Activity Remittance, to be a useful measure of results of operations because the NYSE receives SEC Activity Assessment Fees from its member organizations clearing or settling trades, and then pays the full amount of these fees to the SEC. As a result, the size of SEC Activity Remittance does not have an impact on the NYSE's net income.

(2) Liabilities due after one year, including accrued employee benefits.

Restatement of Financial Statements

The NYSE restated its historical financial statements and related notes to correct certain accounting policies in order to conform to U.S. generally accepted accounting principles and recent SEC Staff Accounting Bulletins, as well as to provide NYSE members with financial data based on consistent accounting policies between the NYSE and Archipelago and to expand the transparency of its financial reporting. Specifically, the NYSE has restated its financial statements as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002 and as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 to correct its revenue recognition for listing fees, accounting for the costs of software developed for internal use and accounting for leases. While each of these restatements has had an impact on the NYSE's financial statements, these restatements have had no cash impact.

Subsequent to issuance of the NYSE's financial statements for the year ended December 31, 2004, and the three months ended March 31, 2005, the NYSE corrected its method of revenue recognition to conform with U.S. generally accepted accounting principles and with SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Revenues from original fees, which consist of revenue from original listings and revenue from subsequent listings of shares related to mergers and acquisitions, stock splits and other

corporate actions, were previously recognized in full in the month in which the transaction occurred. In accordance with SAB 101, the NYSE restated its financial statements in order to recognize revenue related to original fees on a straight-line basis over an estimated service period of 10 years.

The effects of the restatement relating to revenue recognition are:

- an increase in total liabilities of $421.5 million and $430.4 million for deferred revenue, as of December 31, 2004 and 2003, respectively and an increase in total liabilities of $420.6 million for deferred revenue, as of March 31, 2005;

- a decrease in members' equity of $231.8 million and $236.7 million as of December 31, 2004 and 2003, respectively and a decrease in members' equity of $231.3 million as of March 31, 2005; and

- an increase of net income by $4.9 million, $14.4 million and $7.5 million for the years ended December 31, 2004, 2003 and 2002, respectively and an increase of net income of $0.5 million and $1.5 million for the three months ended March 31, 2005 and 2004, respectively;

in each case, as compared to the amounts for these line items set forth in the financial statements in the NYSE's annual report for the fiscal year ended December 31, 2004 and 2003, and the financial statements for the three months ended March 31, 2005 and 2004.

Historically, the NYSE expensed all costs related to the development of software in the period incurred. The NYSE corrected its financial statements to conform with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) to account for internally developed software, including certain costs incurred with developing software for internal use. This required the NYSE to capitalize the costs associated with the design, coding, installation and testing activities for developed software. These costs are amortized on a straight-line basis over the estimated useful life of three years.

The effects of the restatement relating to capitalizing software are:

- an increase in total assets of $31.6 million and $29.2 million, at December 31, 2004 and 2003, respectively and an increase in total assets of $33.2 million at March 31, 2005;

- an increase in members' equity of $17.4 million and $16.0 million, at December 31, 2004 and 2003, respectively and an increase in members' equity of $18.2 million at March 31, 2005; and

- an increase in net income of $1.4 million for the year ended December 31, 2004, a decrease in net income of $2.6 million for the year ended December 31, 2003, and an increase in net income of $2.4 million for the year ended December 31, 2002 and an increase in net income of $0.8 million and $0.3 million for the three months ended March 31, 2005 and 2004, respectively;

in each case, as compared to the amounts for these line items set forth in the financial statements in the NYSE's annual report for the fiscal year ended December 31, 2004 and 2003, and the financial statements for the three months ended March 31, 2005 and 2004.

After considering the open letter to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC dated February 7, 2005, the NYSE undertook a review of its lease accounting policies and has corrected its method of accounting for certain property leases. The NYSE is required to record expenses related to these leases on a straight-line basis over the lease term, rather than as paid. This correction resulted in:

- a decrease in members' equity of $4.3 million and $3.5 million as of December 31, 2004 and 2003, respectively and a decrease in members' equity of $4.4 million as of March 31, 2005; and

- a decrease in net income of $0.7 million, $0.9 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively and a decrease in net income of $0.2 million and $0.2 million for the three months ended March 31, 2005 and 2004, respectively;

in each case as compared to the amounts for these line items set forth in the financial statements in the NYSE's annual report for the fiscal year ended December 31, 2004 and 2003, and the NYSE's financial statements for the three months ended March 31, 2005 and 2004.

The NYSE's financial statements have also been restated for 2003 and 2002 to reflect its ownership of shares of stock of a public company and the related unrealized gains on those securities that it had previously not recorded. The financial statements for 2003 were also restated to reduce other comprehensive income to reflect unrealized gains on investment that were not correctly recorded in other comprehensive income. The effect of this correction was an increase in total assets and members' equity of $2.2 million as of December 31, 2003.

The overall impact on net income is an increase of $5.5 million, $10.8 million and $8.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, and an increase of $1.1 million and $1.7 million for the three months ended March 31, 2005 and 2004, respectively, in each case, as compared to net income for these periods set forth in the financial statements in the NYSE's annual report for the fiscal year ended December 31, 2004 and for financial statements for the three months ended March 31, 2005 and 2004.

NYSE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the NYSE's financial condition and results of operations should be read in conjunction with the consolidated financial statements of the NYSE and the notes thereto included in this document. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Forward-Looking Statements."

Overview

The NYSE is the world's largest cash equities market. It provides a reliable, orderly, liquid and efficient marketplace where investors meet to buy and sell listed companies' common stock and other securities. For over 200 years, the NYSE has facilitated national and global capital formation by serving a wide spectrum of market participants, including individual and institutional investors, the trading community and listed companies. More than 2,770 companies are listed on the NYSE. As of March 31, 2005, these listed companies had a total global market capitalization approaching $20 trillion, including approximately $7 trillion for over 450 non-U.S. companies from close to 50 countries. The NYSE's average daily trading volume during the first five months of 2005 was 1.62 billion shares, worth over $50 billion.

The NYSE also owns two-thirds of the Securities Industry Automation Corporation ("SIAC") and consolidates the results of SIAC. SIAC is an important industry resource that provides critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. SIAC also operates and manages the Secure Financial Transaction Infrastructure ("SFTI") network, which provides resilient communications within the financial services industry.

The NYSE also plays a critical role in the U.S. securities industry as a self-regulatory organization (or "SRO"). The NYSE surveils and examines members and member organizations for, and enforces compliance with, federal securities laws and the NYSE's rules. In addition, the NYSE oversees compliance by listed companies with the NYSE's financial and corporate governance listing standards.

Business Environment

In recent years, the business environment in which the NYSE operates has been characterized by challenging business and economic conditions. Ongoing regulatory developments, increasing scrutiny of execution costs, unbundling of financial services and enhancements in trading and trade processing technology have created an unprecedented level of competition in the provision of trade execution and related services. In addition, changes in market-related legislation, a difficult overall economic environment and depressed investor confidence have affected the capital raising process in the U.S. and abroad.

These conditions have affected the NYSE's business and the components of its results of operations, and are likely to affect the NYSE's results to varying degrees in the future, In particular, these business, economic, regulatory and competitive conditions affect:

- overall volume traded in securities listed on the NYSE;

- the prices that the NYSE can charge its members for trade execution and other trade-related services that the NYSE provides on its trading floor;

- the NYSE's share of total volume and total transactions executed in the securities that it lists;

- domestic and international companies' decisions to raise capital through an issuance of shares on the NYSE; and

- whether companies that are listed on another market will transfer their listing to the NYSE or whether listed companies will leave.

The securities industry also has experienced a number of global, technological and regulatory developments. There has been substantial consolidation of industry participants, resulting in stronger competitors able to offer multiple products and services. In addition, following the development of new products and the convergence of different classes of securities, investors have increased their demands for these products, particularly for multi-class execution products.

Increased Global Competition

One of the challenges that the NYSE has faced is the increased global competition. There is now greater mobility of capital, greater international participation in local markets and greater competition among markets in different geographical areas. The emergence of global capital markets, combined with the emergence of electronic communications networks and other trading networks, has posed a significant challenge to the NYSE and other national exchanges. Financial institutions, investment firms and other financial intermediaries have increased their trading across national boundaries, in numerous different markets, outside traditional exchanges and even directly among themselves. As a result of these developments, the nationalistic characteristics of stock exchanges have been gradually fading, and stock exchanges like the NYSE have been required to compete globally to remain competitive and deliver value to their customers.

The NYSE's competitors have also become more competitive through demutualizations and consolidation. In response to growing competition, many marketplaces in both Europe and the United States (such as the London Stock Exchange plc and Nasdaq) have demutualized to free themselves from the constraints of their membership structures and to provide greater flexibility for future growth. In recent years, the number of new market entrants, the need to respond to the globalization of capital markets, and the desire to provide global, cross-border services to clients has also led to a wave of consolidation, both in the United States and abroad.

The increased global competition has affected, and will continue to affect, the volume of securities traded on the NYSE, the decision of companies to list on the NYSE and the prices that the NYSE can charge for trade execution, listing and other services.

Greater Emphasis on Faster and More Cost-Efficient Trade Executions

The NYSE has also experienced greater demand from its customers for faster and more cost-efficient trade execution. The NYSE believes that customers and other constituents have benefited historically from the liquidity and low volatility provided by the NYSE's agency auction trading model. Some customers, however, have stated that they would like the NYSE to offer greater speed and choice in order execution. Certain buy-side institutional investors in particular want the capability to trade electronically—instantaneously and anonymously.

The NYSE's current electronic trading platform, NYSE Direct+®, provides order execution at sub-second speed. Average daily volume executed through NYSE Direct+® has grown and, today, represents approximately 11% of the NYSE's total volume. The demand of the NYSE's customers and their clients for faster trade executions at lower all-in costs has driven the development of the NYSE Hybrid Market℠, which, if approved by the SEC, will further integrate electronic trading with the NYSE's floor-based agency auction system. The NYSE believes that, once implemented, the NYSE Hybrid Market℠ will enhance the NYSE's ability to meet the diverse and changing needs of its customers and will better position the NYSE to compete with its competitors both in the U.S. and abroad.

The demand for more cost-efficient trade executions has also prompted a strategic review of the NYSE's various revenue streams and corresponding pricing structures, in order to better capture the value for the services rendered.

Demand for Greater Transparency and Stronger Corporate Governance

Both regulators and the investing public have demanded greater transparency and stronger corporate governance from securities exchanges and participants in the securities industry. To maintain a high level of

integrity in the eyes of investors, listed companies, regulators, the industry and the public, the NYSE set out at the end of 2003 to restructure the governance and regulatory responsibilities of the NYSE.

The NYSE amended its constitution to require that all directors on the NYSE board of directors (other than the chief executive officer) be independent of the NYSE. Although it was important to establish an independent board of directors, the NYSE did not want to lose the expertise that investors, lessor members, listed companies, specialists, trading floor brokers, and member organizations bring to the NYSE. The NYSE therefore established an advisory board of executives that is separate from the board of directors and provides an important bridge to the NYSE's constituencies while preserving the independence of the board of directors itself.

The NYSE also functionally separated its regulatory functions from its market operations. NYSE Regulation is independent and reports to the chief regulatory officer, who in turn reports directly to the board of directors through the board's regulatory oversight committee. The NYSE continues to improve its financial control systems to enable more effective analysis of the NYSE's revenues and expenses, with many systems implementations completed in 2004. The NYSE has created an internal structure that is more responsive to customers. It enhanced its transparency and the speed with which it operates, and will, in the future, report financial results with the same timeliness and completeness as NYSE-listed companies.

The NYSE believes that these changes have helped to maintain and enhance public confidence in the NYSE, and that they will continue to have a positive impact on the NYSE's prospects going forward.

Growth in Trading Volume

Over the long term, the U.S. equities markets have experienced a steady growth in trading volumes, although growth has been interrupted, from time to time, by volume declines resulting from weak economic performance and related factors. For example, from 1995 to 2000, the major U.S. equity market indices experienced substantial growth, followed by a period of severe decline and significant volatility. The growth in equity volumes resulted from a number of factors, including strong economic conditions, technological innovations and greater market access. Technological innovations, including the increasing importance of electronic trading platforms and the resulting drop in transaction costs, further stimulated trading activity. New technology also allowed development of high-volume electronic trading strategies, which helped boost daily trading volumes. There has also been growth in derivatives markets.

This period of growth was followed by a period of severe decline and significant volatility in the prices of equity securities between 2000 and early 2003. The weak and uncertain economic climate, combined with corporate governance and accounting concerns, contributed to lower equity prices, decreased corporate activity, increased market volatility, and a generally more difficult business environment. Since early 2003, however, the daily shares volumes on the NYSE and Nasdaq have been increasing. The average NYSE daily volume increased 4.2% from 1.40 billion shares in 2003 to a record 1.46 billion shares in 2004. Prices also strengthened, so that, in 2003 and 2004, the U.S. equities market posted back-to-back yearly gains for the first time since 1999.

Merger with Archipelago

On April 20, 2005, the NYSE entered into a merger agreement with Archipelago. Under the merger agreement, which was amended and restated as of July 20, 2005, the NYSE and Archipelago agreed to combine under a new holding company named NYSE Group, Inc. For a description of the merger agreement, see "The Merger Agreement."

In the proposed mergers, each NYSE membership will be converted into the right to receive $300,000 and a number of shares of NYSE Group common stock so that the aggregate number of such shares of NYSE Group common stock (together with the shares of NYSE Group common stock issued or reserved for issuance to NYSE employees) equals 70% of the issued and outstanding shares of NYSE Group common stock upon completion of

the merger, on a diluted basis as set forth in "The Mergers—General." Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or make a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers. Assuming that the price of a share of NYSE Group common stock upon completion of the mergers is $[●], the shares of NYSE Group common stock reserved for issuance to current NYSE employees would represent approximately [●]% of the issued and outstanding NYSE Group common stock upon completion of the mergers.

The NYSE expects that the merger will combine the strength of the NYSE's auction market with Archipelago's speed and innovation, and will create a strong and dynamic enterprise with diverse products that will be well positioned to compete in the industry and possess enhanced growth potential on a global scale. The consummation of the transaction is subject to the receipt of approval by the members of the NYSE and Archipelago stockholders as well as certain government approvals, including the SEC and the Antitrust Division of the Department of Justice. The NYSE anticipates that the merger with Archipelago will close in the first quarter of 2006.

Segment Reporting

Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of the NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

NYSE Market includes fees derived from obtaining new listings and from existing listings on the NYSE, trade execution on the NYSE and distribution of market information to data subscribers. NYSE Market also includes membership fees, regulatory fees and investment and other income.

SIAC Services includes fees from the provision of communication and data processing operations and systems development functions to the NYSE and third party customers.

Expenses for NYSE Market and SIAC Services are the direct expenses related to running those segments.

Operating Data

The NYSE's revenues are affected by many factors, including the number of companies listed on the NYSE (both new and continuing), corporate actions by these companies (for example, stock splits and mergers), trading activity, demand for data processing, member organization activity, and demand for market information. The following table presents selected operating data for the periods presented. A description of how the NYSE calculates its trading volumes and other operating measures is set forth below.

NYSE Operating Data

	Three Months Ended March 31,		Year Ended December 31,		
	2005	**2004**	**2004**	**2003**	**2002**
Company Listings:					
NYSE-Listed Companies(1)	2,774	2,760	2,768	2,750	2,783
No. of New Listings(2)	37	33	152	107	151
NYSE Share (%) of Domestic Qualified New Listings Proceeds (IPOs)(3)	95.8	97.7	90.0	83.0	94.0
NYSE Share (%) of International Qualified New Listings Proceeds (IPOs)(4)	100.0	89.0	96.6	100.0	100.0
Trading Activity: NYSE-Listed Common Stocks and Warrants(5)					
Consolidated Average Daily Volume (millions of shares)(6)	1,985.8	1,936.1	1,774.6	1,691.9	1,691.9
% change from the same period in the prior year	2.6	15.0	4.9	—	18.2
NYSE Listed Average Daily Volume (millions of shares)(6)	1,566.0	1,488.8	1,402.7	1,341.0	1,388.0
% change from the same period in the prior year	5.2	9.3	4.6	(3.4)	15.2
NYSE Share of Trading—Full Day (%)(7)	78.9	76.9	79.0	79.3	82.1
NYSE Share of Trading—Trading Hours (%)(8)	80.9	79.0	81.1	81.5	83.6
Trading Activity: Other(9)					
NYSE ETF Average Daily Volume (millions of shares)(10)	5.0	8.5	8.5	10.5	12.2
Average Daily Volume in Crossing Sessions, Preferred Stocks and other issues(11)	53.1	36.5	41.7	38.5	37.3
Market Information:					
Tape A Share of Trades (%)(12)	89.6	89.2	90.6	89.8	87.9
Professional Subscribers	411,086	403,934	411,343	402,152	439,199
Regulatory Fees:					
Gross FOCUS Revenues ($ billions)(13)	37.8	33.7	145.4	145.7	163.5
Data Processing:					
% SIAC Revenue from Non-NYSE Customers	41.8	44.5	45.1	46.5	44.9

(1) Number of listed companies as of period end.

(2) Includes initial public offerings and transfers from other markets.

(3) Proceeds raised by NYSE-listed domestic IPOs/Total proceeds raised by qualified domestic IPOs.

(4) Proceeds raised by NYSE-listed international IPOs/Total proceeds raised by qualified international IPOS. The initial capital-raising event in the United States involving a listing of a non-U.S. issuer is deemed an IPO for international purposes.

(5) This trading activity includes only trades executed in NYSE-listed common stocks and warrants, as defined by the NYSE, and it excludes any trading activity in NYSE's preferred stocks, rights, structured products (including NYSE-listed exchange-traded funds) and the NYSE's four crossing sessions (which are periods during which trading takes place after the close of regular trading sessions).

(6) Consolidated average daily volume includes the trading volume executed across all exchanges as reported to the consolidated tape between 4:00 am to 8:00 pm EST. NYSE-listed average daily volume includes the trading volume executed at the NYSE during the NYSE's normal business hours of operation, or 9:30 am to 4:00 pm EST. Each of these figures is then divided by the appropriate number of trading days in the period.

176

(7) In computing the NYSE's full day share of trading, the numerator is the NYSE average daily volume executed during normal NYSE business hours (currently 9:30 am to 4:00 pm EST) and the denominator is the consolidated average daily volume executed full day or between 4:00 am to 8:00 pm EST.

(8) The NYSE's trading hours share of trading is calculated by taking the same NYSE numerator in (7) and dividing it by the amount of consolidated average daily volume executed during NYSE business hours.

(9) This trading activity includes any volume executed at the NYSE that was not included in the NYSE's previously calculated share of trading. It includes NYSE unlisted trading privilege trading in specific exchange-traded funds and in the NYSE's crossing sessions, preferred stocks and other issues not previously included. (The unlisted trading privilege ("UTP") is a right, provided by the Exchange Act, that permits securities listed on any national securities exchange and Nasdaq to be traded by other such exchanges.)

(10) The NYSE first began trading exchange-traded funds on a UTP basis on 7/31/2001. The NYSE now trades 59 exchange-traded funds on a UTP basis, including the Standard & Poor's Depositary Receipts® (SPY) and The Dow Industrials DIAMONDS® (DIA).

(11) This is the amount of trading volume executed at the NYSE in NYSE-listed issues not currently included in our share of trading calculations. It includes preferred stocks, rights, structured products (including NYSE-listed exchange-traded funds) and the NYSE's four crossing sessions.

(12) Number of NYSE-listed shares traded on the NYSE trading floor / Total number of NYSE-listed shares traded.

(13) Revenue reported by member broker-dealers on the "FOCUS" report, the regulatory requirement for member broker-dealers to report their financial condition. NYSE records revenue on a six-month lag; the data is provided on that basis.

Sources of Revenues

Activity Assessment Fees

The NYSE pays SEC fees pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs to the government for the supervision and regulation of securities markets and securities professionals. The NYSE, in turn, collects activity assessment fees from member organizations clearing or settling trades on the NYSE and recognizes these amounts when received. Fees received are included in cash of the NYSE at the time of receipt, and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability.

In 2004, the SEC adopted new rules under Section 31 and provided updated guidance as to how the SEC charges the SROs, including the NYSE, for these fees, which affected how the NYSE receives the assessment from its members. Historically, member firms self-reported the amount owed. In turn, the NYSE served as a pass-through vehicle, recording a liability to the SEC for amounts collected from members and paying these amounts to the SEC, with no impact on the consolidated statements of income of the NYSE.

Under the amended rules, the NYSE collects activity assessment fees from members and pays an Activity Remittance to the SEC based on fee schedules determined by the SEC. In light of the SEC action, the NYSE has adopted a change in its method of accounting for these fees. The NYSE now records activity assessment revenue and SEC Activity Remittance expense on its consolidated statements of income while maintaining similar treatment within the consolidated statements of financial condition. The effect of this change has no impact on consolidated net income.

In the transition from complying with the old rules to complying with the new rules, and the resulting move from self-reporting to billing, the NYSE, like certain other industry participants, accumulated an excess of anticipated remittances to the SEC. As of March 31, 2005, this totaled approximately $17.0 million and is included in SEC Activity Remittance payable on the NYSE's consolidated statements of financial condition. Due to the uncertainty of the claim on the excess remittances, the NYSE has discussed these issues with the Market Regulation Division of the SEC, member organizations and others in the securities industry and it plans to work with industry participants and the SEC to review and determine a satisfactory resolution of this matter with the consideration of all stakeholders involved.

Listing Fees

Listing fees are paid by companies when they initially list on the NYSE and annually thereafter. Original fees consist of two components, original listing fees and other corporate action related fees. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that the company initially lists with the NYSE. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed on the NYSE, such as stock splits, rights issues, sales of additional securities, and mergers and acquisitions, again, subject to a minimum and maximum fee. Annual fees are charged based on the number of outstanding shares of the company at the end of the previous year. These fees are recognized on a pro-rata basis over the calendar year. Original fees are recognized on a straight-line basis over estimated service periods of 10 years. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

Data Processing Fees

Data processing fees are charged by SIAC to customers other than the NYSE (fees charged to the NYSE are eliminated in consolidation). SIAC operates on a cost recovery model driven by its customers' demands. Under this model, any increase or decrease in SIAC's expenses results in a corresponding change in its revenues. In addition, SIAC earns revenues through its subsidiary, Sector, Inc.

Market Information Fees

The NYSE collects and disperses market information fees principally for consortium-based data products, and to a lesser extent, for NYSE-branded data products. Consortium-based data fees are determined by securities industry plans. Participating markets allocate the revenues that their coordinated market data distribution generates (net of joint processing and administration costs) on the basis of their respective share of trades. Last sale prices and quotes in NYSE-listed securities are disseminated through "Network A", or "Tape A", and this constitutes the majority of the NYSE's revenues from consortium-based market data revenues. The NYSE also receives a share of the revenues from "Network B", or "Tape B" which represents data related to trading of stocks listed on exchanges other than the NYSE. These revenues are influenced by demand for the product by professional and non-professional subscribers, as well as the NYSE's share of trades. In addition, the NYSE receives fees for television broadcasts, vendor access and other usage fees related to per quote or per trade data. NYSE-branded products make available market data in relation to activity that takes place solely on the NYSE's market, independent of activity on other markets. NYSE's own products include NYSE OpenBook®, NYSE Broker Volume®, and NYSE Indexes.

Trading Fees

Trading fees are paid by members and member organizations based on their trading activity on the NYSE. Fees are assessed on a per share basis for trading in equity securities. The fees are applicable to all transactions that take place at the NYSE, and the fee amounts vary, based on the size and type of trade that is consummated. There is no fee for small electronic trades. All member firms except specialists and "$2 brokers" (who, by definition, effect transactions only for other member firms) pay trading fees (specialists pay fees for trading exchange traded funds). There are two caps that apply to the net trading fees that member firms must pay. The first cap is a fixed dollar amount maximum of $600,000 per month. The second is a variable cap that is equal to 2% of the total commissions that a member firm earns on the trades it executes on the trading floor. In April 2005, the NYSE members voted to remove the 2% cap. These pricing structures are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE's opportunities for revenue growth and efficiency improvement and to better capture value for the services rendered by aligning more closely transaction revenue with executed volume, product expansion and new product development. The NYSE intends to introduce a new fee structure in 2006.

Regulatory Fees

Regulatory fees are principally comprised of member regulation fees and market surveillance fees collected by the NYSE. (Regulatory fines are recorded in Other Income.) Member regulation fees are based on member firms' Gross FOCUS Revenues—that is, revenues generated by member broker-dealers and reported on a six-month lag basis—as well as on the number of branch offices of member broker-dealers, and the number of registered representatives. Market surveillance fees are charged to specialists and floor brokers to recover some of the costs of overseeing trading on the NYSE floor. Other regulatory fees include revenue from applications, registration of branch offices and specialists, as well as fees for certain licensing examinations necessary to operate in the securities industry.

Facility and Equipment Fees

Facility and equipment fees comprise fees received for services provided to specialists, brokers and clerks physically located on the NYSE floor that enable them to engage in the purchase and sale of securities on the trading floor. These services include booth and post space, communication, trading analysis and technology.

The NYSE charges each specialist firm for both the number of post spaces occupied on the trading floor, and for each registered specialist. The NYSE charges floor brokers for each booth occupied on the trading floor, and rates vary depending on the size and location of the particular booth. Specialists and floor brokers also pay an annual fee for each of their clerks working on the trading floor. Fees are also charged to trading floor participants for a variety of services provided by the NYSE including phone service, radio paging and connections to third-party market data providers.

Facility and equipment fees are currently undergoing a fundamental examination as part of a broad strategic review of the NYSE's opportunities for revenue growth and efficiency improvement and to better capture value for the services rendered by aligning more closely transaction revenue with executed volume, product expansion and new product development. The NYSE intends to introduce a new fee structure in 2006.

Membership Fees

The NYSE generates annual membership revenues from its regular members and electronic access members. Each of the NYSE's 1,366 regular members and electronic access members pay annual dues. In addition, each electronic access member pays an annual fee to the NYSE that provides such member with electronic access to the trading floor for a 12-month period. The annual electronic access member fee is equal to 90% of the 6-month average of the annual rentals payable under the bona fide leases of memberships entered into during each of the six calendar months prior to the most recently completed quarter. In addition to the annual membership fees, the NYSE generates revenues by charging a fee in conjunction with the purchase or lease of a NYSE membership.

After the mergers, the right to trade on the NYSE Market will not be tied to a membership and these fees will therefore no longer exist. Instead, fees will be collected through the sale of trading licenses.

Investment and Other Income

Investment and other income consists of investment income from the NYSE's portfolio, regulatory fines, various insurance reimbursements and any other income not classified in one of the above categories. Insurance reimbursements are typically from legal expenses incurred, as well as reimbursements related to September 11, 2001 events. Regulatory fines are used for regulatory purposes.

SEC Activity Remittance

See "—Activity Assessment Fees" above.

Components of Expense

Compensation

The NYSE's compensation expense includes employee salaries, incentive compensation and related benefits expense, including pension, medical, postretirement medical, and supplemental executive retirement plan ("SERP") charges. Part-time help, primarily related to security personnel at the NYSE, is also recorded in this category.

Systems

The NYSE's systems expense includes costs for development and maintenance of trading, regulatory and administrative systems as well as investments in system capacity, reliability and security, all of which the NYSE considers critical to its business.

Professional Services

The NYSE's professional services expense includes consulting charges related to various technological and operational initiatives, as well as legal and audit fees.

Depreciation and Amortization

This item includes costs from depreciating fixed assets over their estimated useful lives. It also includes depreciation of computer hardware and capitalized software. A review of depreciation policies in an effort to better reflect estimates of certain asset lives occurred in 2004.

Occupancy

This item includes costs related to the NYSE's leased premises, as well as real estate taxes and maintenance of owned premises.

General and Administrative

General and administrative expenses include travel and entertainment expenses, insurance premiums, advertising, printing and promotion expenses, as well as other administrative types of expenses.

Results of Operations

The following table sets forth the NYSE's consolidated statements of operations for the periods presented:

NYSE (Consolidated)

	Three Months Ended March 31,		Year Ended December 31,		
	2005 Restated	2004 Restated	2004 Restated	2003 Restated	2002 Restated
	(dollars in millions, except per membership figures)				
Revenues					
Activity assessment fees	$ 92.9	$ 131.6	$ 359.8	$ 419.7	$ 290.4
Listing fees	86.0	83.2	329.8	320.7	299.6
Data processing fees	44.9	55.9	220.7	224.8	224.6
Market information fees	44.2	40.7	167.6	172.4	168.9
Trading fees	38.0	41.0	153.6	157.2	152.8
Regulatory fees	29.0	27.2	113.3	113.2	120.4
Facility and equipment fees	12.6	12.8	50.4	60.6	52.7
Membership fees	2.1	2.6	8.3	11.0	12.8
Investment and other income	31.7	7.5	41.2	40.4	47.6
Total revenues	381.4	402.5	1,444.7	1,520.0	1,369.8
SEC Activity Remittance	92.9	131.6	359.8	419.7	290.4
Revenues, less SEC Activity Remittance	288.5	270.9	1,084.9	1,100.3	1,079.4
Expenses					
Compensation	126.6	129.5	518.0	517.3	511.2
Systems and related support	31.7	37.0	138.6	146.0	143.6
Professional services	28.1	27.9	132.7	97.5	116.9
Depreciation and amortization	26.2	22.0	95.7	89.0	81.4
Occupancy	17.0	16.2	68.6	67.0	66.3
General and administrative	15.0	14.3	84.3	76.5	102.4
Total expenses	244.6	246.9	1,037.9	993.3	1,021.8
Income before provision for income taxes and minority interest	43.9	24.0	47.0	107.0	57.6
Provision for income taxes	18.8	10.3	15.8	45.2	18.7
Minority interest in income (loss) of consolidated subsidiary	(0.9)	0.5	1.0	1.3	2.3
Net income	$ 26.0	$ 13.2	$ 30.2	$ 60.5	$ 36.6
Total assets	$2,169.3	$2,100.3	$1,982.3	$ 2009.2	$1,999.8
Current assets	1,415.4	1,366.0	1,244.6	1,267.6	1,204.2
Current liabilities	612.8	558.0	486.9	513.2	434.2
Working capital	802.6	808.0	757.7	754.4	770.0
Long-term obligations	736.7	767.1	694.7	736.2	877.8
Equity of members	793.1	750.1	767.0	736.9	676.4

The following table sets forth the NYSE's consolidated statements of operations for the periods presented in percentage of total revenue or expenses (as applicable) for those periods (see "Restatement of Financial Statements" in Selected Historical Financial Data of the NYSE):

NYSE (Consolidated)

	Three Months Ended March 31,		Year Ended December 31,		
	2005 Restated	2004 Restated	2004 Restated	2003 Restated	2002 Restated
Revenues					
Activity assessment fees	24.4%	32.7%	24.9%	27.6%	21.2%
Listing fees	22.5%	20.7%	22.8%	21.1%	21.9%
Data processing fees	11.8%	13.9%	15.3%	14.8%	16.4%
Market information fees	11.6%	10.1%	11.6%	11.3%	12.3%
Trading fees	10.0%	10.2%	10.6%	10.3%	11.2%
Regulatory fees	7.6%	6.8%	7.8%	7.4%	8.8%
Facility and equipment fees	3.3%	3.2%	3.5%	4.0%	3.8%
Membership fees	0.6%	0.6%	0.6%	0.7%	0.9%
Investment and other income	8.3%	1.9%	2.9%	2.7%	3.5%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
SEC Activity Remittance	24.4%	32.7%	24.9%	27.6%	21.2%
Revenues, less SEC Activity Remittance	75.6%	67.3%	75.1%	72.4%	78.8%
Expenses					
Compensation	51.8%	52.5%	49.9%	52.1%	50.0%
Systems and related support	13.0%	15.0%	13.4%	14.7%	14.1%
Professional services	11.5%	11.3%	12.8%	9.8%	11.4%
Depreciation and amortization	10.7%	8.9%	9.2%	9.0%	8.0%
Occupancy	7.0%	6.6%	6.6%	6.7%	6.5%
General and administrative	6.1%	5.8%	8.1%	7.7%	10.0%
Total expenses	100.0%	100.0%	100.0%	100.0%	100.0%

Three Months Ended March 31, 2005 Versus Three Months Ended March 31, 2004

Overview

The following table sets forth the NYSE's consolidated statements of income for the three months ended March 31, 2005 and March 31, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended March 31, 2005, as compared to such item for the three months ended March 31, 2004.

NYSE (Consolidated)

	Three Months Ended March 31,		Percent Increase (Decrease)
	2005 Restated	2004 Restated	
	(dollars in millions)		
Revenues			
Activity assessment fees	$ 92.9	$131.6	(29.4)%
Listing fees	86.0	83.2	3.4 %
Data processing fees	44.9	55.9	(19.7)%
Market information fees	44.2	40.7	8.6 %
Trading fees	38.0	41.0	(7.3)%
Regulatory fees	29.0	27.2	6.6 %
Facility and equipment fees	12.6	12.8	(1.6)%
Membership fees	2.1	2.6	(19.2)%
Investment and other income	31.7	7.5	322.7 %
Total revenues	381.4	402.5	(5.2)%
SEC Activity Remittance	92.9	131.6	(29.4)%
Revenues, less SEC Activity Remittance	288.5	270.9	6.5 %
Expenses			
Compensation	126.6	129.5	(2.2)%
Systems and related support	31.7	37.0	(14.3)%
Professional services	28.1	27.9	0.7 %
Depreciation and amortization	26.2	22.0	19.1 %
Occupancy	17.0	16.2	4.9 %
General and administrative	15.0	14.3	4.9 %
Total expenses	244.6	246.9	(0.9)%
Income before provision for income taxes and minority interest	43.9	24.0	82.9 %
Provision for income taxes	18.8	10.3	82.5 %
Minority interest in income (loss) of consolidated subsidiary	(0.9)	0.5	(280.0)%
Net income	$ 26.0	$ 13.2	97.0 %

The NYSE's operations for the three months ended March 31, 2005 resulted in net income of $26.0 million compared to net income of $13.2 million for the three months ended March 31, 2004. The NYSE's improved operating results were driven by a $17.6 million, or 6.5%, increase in revenues, less SEC Activity Remittance, and a $2.3 million, or 0.9%, decrease in expenses for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

For the three months ended March 31, 2005, total revenues were $381.4 million. Revenues, less SEC Activity Remittance, were $288.5 million compared with $270.9 million for the three months ended March 31, 2004. The increase of $17.6 million, or 6.5%, was driven primarily by growth in investment and other income due to higher fine income and non-recurring insurance reimbursements. Increases in listing fees, market information fees and regulatory fees were offset by decreases in data processing fees and trading fees.

For the three months ended March 31, 2005, total expenses were $244.6 million, compared with $246.9 million for the three months ended March 31, 2004. Expenses declined by $2.3 million, or 0.9%, because of a decrease in systems and related support and compensation. These decreases were offset by an increase in depreciation and amortization due to shortened estimates of useful lives of assets.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the three months ended March 31, 2005 and March 31, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended March 31, 2005, as compared to such item for the three months ended March 31, 2004.

NYSE Market

	Three Months Ended March 31,		
	2005 Restated	2004 Restated	Percent Increase (Decrease)
	(dollars in millions)		
Revenues			
Activity assessment fees	$ 92.9	$131.6	(29.4)%
Listing fees	86.0	83.2	3.4 %
Market information fees	44.2	40.7	8.6 %
Trading fees	38.0	41.0	(7.3)%
Regulatory fees	29.0	27.2	6.6 %
Facility and equipment fees	12.6	12.8	(1.6)%
Membership fees	2.1	2.6	(19.2)%
Investment and other income	31.2	6.9	352.2 %
Total revenues	336.0	346.0	(2.9)%
SEC Activity Remittance	92.9	131.6	(29.4)%
Revenues, less SEC Activity Remittance	$243.1	$214.4	13.4 %

Listing Fees. The following table sets forth the revenues from listing fees as reported under SAB 101 and calculated in accordance with U.S. generally accepted accounting principles ("as reported") and as would be reported on a basis without giving effect to U.S. generally accepted accounting principles and without giving effect to SAB 101 ("billed basis"). The NYSE believes that the presentation of billed basis revenues, as they relate to original fees, is a good indicator of current listing fee activity as billed basis information excludes the effects of recognizing revenues related to original fees over 10 years.

	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004		Percent Increase (Decrease)	
	As Reported Restated	Billed Basis	As Reported Restated	Billed Basis	As Reported Restated	Billed Basis
	(dollars in millions)					
Annual fees	$63.6	$63.6	$61.2	$61.2	3.9%	3.9%
Original fees	22.4	21.5	22.0	19.1	1.8%	12.6%
Total listing fees	$86.0	$85.1	$83.2	$80.3	3.4%	6.0%

For the three months ended March 31, 2005 compared to the three months ended March 31, 2004, listing fees increased $2.8 million, or 3.4%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original fees. Original listing fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally

accepted accounting principles and SAB 101. See Note 3, "Restatement of Financial Statements", of the Consolidated Financial Statements for further discussion.

Annual listing fees totaled $63.6 million on both an as reported and billed basis for the three months ended March 31, 2005 compared with $61.2 million on both an as reported and billed basis for the three months ended March 31, 2004, an increase of 3.9%. This is due to the increase in aggregate shares billed from 355 billion to 387 billion. Listing fees are recognized on a pro-rata basis over the calendar year.

Original fees total $22.4 million on an as reported basis. On a billed basis, original fees totaled $21.5 million compared with $19.1 million, a 12.6% increase. This increase was due to an increase in original listings to 37 from 33 period over period, higher merger and acquisitions and increased stock splits billings.

Market Information Fees. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, market information fees increased $3.5 million, or 8.6%. The NYSE's share of trades in the listed market increased to 89.6% compared to 89.2% period over period. The number of professional subscribers increased, which increased Network A revenue, while the non-professional/usage category was relatively flat. Demand for NYSE OpenBook®, NYSE's own product, continued to increase as the number of subscribers was 24% higher than the same period last year.

Trading Fees. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, trading fees fell $3.0 million, or 7.3%. Although average daily volume was up 5.2%, current pricing structures, including dollar caps and the 2% commission cap, inhibited the NYSE's ability to generate revenue growth despite higher trading activity. There is no fee for small electronic trades. In addition, members who do not reach the dollar cap reported decreased commissions, which contributed to the decline in revenues due to the 2% commission cap.

Regulatory Fees. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, regulatory fees increased $1.8 million, or 6.6%, to $29.0 million. Member regulation fees drove the increase for the three months. Gross FOCUS revenue of $37.8 billion compared to $33.7 billion was higher period over period.

Facility and Equipment Fees. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, facility and equipment fees decreased $0.2 million, or 1.6%, to $12.6 million. Services and levels of services provided to the floor were generally unchanged.

Membership Fees. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, annual membership fees from NYSE Market fell $0.5 million, or 19.2%. The drop was due to fewer electronic access membership renewals and lower electronic access membership prices, reflecting lower lease prices on the floor.

Investment and Other Income. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, investment and other income of $31.2 million increased $24.3 million. Increases were driven primarily by regulatory fines of $20.7 million, including a $19.0 million fine to a member organization, compared to $2.3 million in fines for the prior period. Other increases included investment income of $2.6 million, from realized gains of certain investments of $1.9 million and the effect of the portfolio reallocation initiated in December of 2004 to higher yielding and more tax-efficient securities, and settlement payments for legal reimbursements totaling $3.1 million relating to claims in prior years.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the three months ended March 31, 2004 and March 31, 2005, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended March 31, 2005, as compared to such item for the three months ended March 31, 2004.

SIAC Services

	Three Months Ended March 31,		Percent Increase (Decrease)
	2005	**2004**	
	(dollars in millions)		
Revenues			
Data processing fees—non-NYSE	$ 44.9	$ 55.9	(19.7)%
Data processing fees—NYSE	62.1	69.0	(10.0)%
Investment and other income	0.5	0.6	(16.7)%
Total revenues	$107.5	$125.5	(14.3)%

Data Processing Fees—Non-NYSE. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, data processing fees decreased $11.0 million, or 19.7%, due to decreases in services provided to SIAC's major customers and lower revenues from the communication services of Sector, Inc., SIAC's subsidiary.

Data Processing Fees—NYSE. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, data processing fees decreased $6.9 million, or 10.0%, to $62.1 million. Decreases were due to structural cost effectiveness efforts, which reduced SIAC data processing operations and systems development costs, and continued transfer of certain lease obligations for data processing equipment from SIAC to the NYSE.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the three months ended March 31, 2004 and March 31, 2005, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended March 31, 2005, as compared to such item for the three months ended March 31, 2004.

NYSE Market

	Three Months Ended March 31,		Percent Increase (Decrease)
	2005 Restated	**2004 Restated**	
	(dollars in millions)		
Expenses			
Compensation	$ 71.0	$ 67.8	4.7%
Systems	9.5	8.0	18.8%
SIAC support(1)	59.7	66.5	(10.2)%
Professional services	17.9	15.6	14.7%
Depreciation and amortization	16.1	14.9	8.1%
Occupancy	9.5	8.8	8.0%
General and administrative	11.5	11.3	1.8%
Total expenses	$195.2	$192.9	1.2%

(1) NYSE Market's SIAC support expense will not equal SIAC Services' revenues from data processing fees—NYSE due to certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use and as such have been capitalized.

NYSE Market Compensation

	Three Months Ended March 31,		Percent Increase (Decrease)
	2005	**2004**	
	(dollars in millions)		
Salaries and bonus	$56.7	$53.7	5.6%
Benefits and other	14.3	14.1	1.4%
Total compensation	$71.0	$67.8	4.7%

Compensation. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, compensation was up $3.2 million, or 4.7%. Average headcount (average of the month-end headcount during the period) grew to 1,575 from 1,525 as the NYSE sought to increase staffing in Regulation and other customer oriented areas. In addition, average salaries increased 2.7%. Changes in the NYSE's actuarial assumptions increased expense but were offset by the effect of additional investment return as a result of the $31.0 million funding of its pension plan assets in 2004.

Systems and SIAC Support. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, systems costs increased $1.5 million, or 18.8%. Technology support costs related to hosting, data feed and general corporate infrastructure expenses led the increase. SIAC Support decreased $6.8 million or 10.2% primarily due to structural cost effectiveness efforts.

Professional Services. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, professional services increased $2.3 million, or 14.7%. This is primarily due to increased consulting fees due to the various initiatives undertaken across the organization in 2004 and continuing in 2005, including improving corporate systems and corporate governance related processes. Legal costs, which represented 35.2% of total professional services, down from 48.0% in the period ended March 31, 2004, as the specialists investigation, compensation and patent litigation slowed.

Depreciation and Amortization. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, depreciation and amortization expense rose $1.2 million, or 8.1%, as a result of shortened estimates of useful lives of assets adopted following the review of depreciation policies in 2004. Capital expenditures continued during 2004 and during the three months ended March 31, 2005 for investments in technology and infrastructure, which results in additional depreciation.

Occupancy. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, occupancy costs rose $0.7 million due to increased operating expenses.

General and Administrative. For the three months ended March 31, 2005, compared to the three months ended March 31, 2004, general and administrative (G&A) expense increased $0.2 million, or 1.8%, period over period. Higher costs for insurance and advertising were partially offset by lower travel and entertainment.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the three months ended March 31, 2004 and March 31, 2005, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended March 31, 2005, as compared to such item for the three months ended March 31, 2004.

SIAC Services

	Three Months Ended March 31,		Percent Increase (Decrease)
	2005	**2004**	
	(dollars in millions)		
Expenses			
Compensation	$ 57.0	$ 63.0	(9.5)%
Systems	22.2	29.0	(23.4)%
Professional services	11.2	13.5	(17.0)%
Depreciation and amortization	10.1	7.1	42.3 %
Occupancy	7.5	7.4	1.4 %
General and administrative	3.5	3.0	16.7 %
Total expenses	$111.5	$123.0	(9.3)%

SIAC Services Compensation

	Three Months Ended March 31,		Percent Increase (Decrease)
	2005	**2004**	
	(dollars in millions)		
Salaries and bonus	$42.1	$47.1	(10.6)%
Benefits and other	14.9	15.9	(6.3)%
Total compensation	$57.0	$63.0	(9.5)%

Compensation. For the three months ended March 31, 2005, compared to the same period of 2004, compensation decreased $6.0 million, or 9.5%, to $57.0 million. A decrease in average headcount (average of the month-end headcount during the period) from 1,669 to 1,444 was offset by slight increases in benefit expenses period over period.

Systems. For the three months ended March 31, 2005, compared to the same period of 2004, systems costs decreased $6.8 million, or 23.4%, to $22.2 million, primarily due to cost containment initiatives and the transfer of certain computer equipment leases to the NYSE.

Professional Services. For the three months ended March 31, 2005, compared to the same period of 2004, professional services decreased, $2.3 million, or 17.0%, to $11.2 million. Lower average contract staff, from 249 to 235, and decreased temporary support for trading operations, contributed to the reduction.

Depreciation and Amortization. For the three months ended March 31, 2005, compared to the same period of 2004, depreciation and amortization expense rose $3.0 million, or 42.3%, to $10.1 million period over period. Shortened estimates of certain asset lives adopted in December, 2004 following the review of depreciation policies, and capital expenditures during 2004 and the three months ended March 31, 2005 for investments in technology and infrastructure added to the expense.

Occupancy. For the three months ended March 31, 2005, compared to the same period of 2004, occupancy costs were relatively flat period over the period, reflecting an increase of $0.1 million, or 1.4%, to $7.5 million.

Income Taxes

The consolidated effective tax rate for the three months ended March 31, 2005 and the three months ended March 31, 2004 was 42.8% and 42.9%, respectively. A $19.9 million increase in net income before taxes and the reallocation of the investment portfolio in December 2004, where certain portions of the NYSE's investment income are not taxable on the federal, state and local level, caused the period over period effective rate change.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the three months ended March 31, 2005 and the three months ended March 31, 2004

	Three Months Ended March 31,			
	2005		2004	
	Provision for Income Taxes (Restated)	Overall Effective Tax Rate	Provision for Income Taxes (Restated)	Overall Effective Tax Rate
	(dollars in millions)		(dollars in millions)	
NYSE on a consolidated basis	$18.8	42.8 %	$10.3	42.9%
NYSE Market	20.2	42.2 %	9.3	43.3%
SIAC Services	(1.4)	(35.0)%	1.0	40.0%

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

Overview

The following table sets forth the NYSE's consolidated statements of income for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

| | Year Ended December 31, | | Percent Increase (Decrease) |
| | 2004 Restated | 2003 Restated | |
	(dollars in millions)		
Revenues			
Activity assessment fees	$ 359.8	$ 419.7	(14.3)%
Listing fees	329.8	320.7	2.8 %
Data processing fees	220.7	224.8	(1.8)%
Market information fees	167.6	172.4	(2.8)%
Trading fees	153.6	157.2	(2.3)%
Regulatory fees	113.3	113.2	0.1 %
Facility and equipment fees	50.4	60.6	(16.8)%
Membership fees	8.3	11.0	(24.5)%
Investment and other income	41.2	40.4	2.0 %
Total revenues	1,444.7	1,520.0	(5.0)%
SEC Activity Remittance	359.8	419.7	(14.3)%
Revenues, less SEC Activity Remittance	1,084.9	1,100.3	(1.4)%
Expenses			
Compensation	518.0	517.3	0.1 %
Systems and related support	138.6	146.0	(5.0)%
Professional services	132.7	97.5	36.1 %
Depreciation and amortization	95.7	89.0	7.5 %
Occupancy	68.6	67.0	2.4 %
General and administrative	84.3	76.5	10.2 %
Total expenses	1,037.9	993.3	4.5 %
Income before provision for income taxes and minority interest	47.0	107.0	(56.1)%
Provision for income taxes	15.8	45.2	(65.0)%
Minority interest in income of consolidated subsidiary	1.0	1.3	(23.1)%
Net income	$ 30.2	$ 60.5	(50.1)%

The NYSE's operations for the year ended December 31, 2004 resulted in net income of $30.2 million compared to net income of $60.5 million for the year ended December 31, 2003. The decrease in the NYSE's net income was driven primarily by a $15.4 million, or 1.4%, decrease in revenues, less SEC Activity Remittance, and $44.6 million, or 4.5%, increase in expenses for the year ended December 31, 2004 compared to the year ended December 31, 2003.

For the year ended December 31, 2004, total revenues were $1,444.7 million. Revenues, less SEC Activity Remittance for 2004, were $1,084.9 million compared to $1,100.3 million for the year ended December 31, 2003. An increase in listing fees of $9.1 million, or 2.8%, partially offset large percentage declines in facility and equipment and membership fees and more modest percentage declines in data processing, market information and trading fees.

For the year ended December 31, 2004, total expenses were $1,037.9 million, compared to $993.3 million for the year ended December 31, 2003. Expenses increased by $44.6 million, or 4.5%, primarily as a result of a $35.2 million, or 36.1%, increase in professional services expense due primarily to higher legal and consulting expense, as well as higher general and administrative expense due to additional advertising in 2004 and greater depreciation expense due to shortened estimates of certain asset lives.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2004 Restated	2003 Restated	
	(dollars in millions)		
Revenues			
Activity assessment fees	$ 359.8	$ 419.7	(14.3)%
Listing fees	329.8	320.7	2.8 %
Market information fees	167.6	172.4	(2.8)%
Trading fees	153.6	157.2	(2.3)%
Regulatory fees	113.3	113.2	0.1 %
Facility and equipment fees	50.4	60.6	(16.8)%
Membership fees	8.3	11.0	(24.5)%
Investment and other income	38.4	34.4	11.6 %
Total revenues	1,221.2	1,289.2	(5.3)%
SEC Activity Remittance	359.8	419.7	(14.3)%
Revenues, less SEC Activity Remittance	$ 861.4	$ 869.5	(0.9)%

Listing Fees. The following table sets forth the revenues from listing fees as reported and on a billed basis:

	Year Ended December 31,				Percent Increase (Decrease)	
	2004		2003			
	As Reported (Restated)	Billed Basis	As Reported (Restated)	Billed Basis	As Reported	Billed Basis
	(dollars in millions)					
Annual fees	$241.3	$241.3	$232.2	$232.2	3.9%	3.9%
Original fees	88.5	79.6	88.5	62.4	—	27.6%
Total listing fees	$329.8	$320.9	$320.7	$294.6	2.8%	8.9%

For the year ended December 31, 2004, compared to the year ended December 31, 2003, listing fees increased $9.1 million, or 2.8%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original fees. Original fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles and SAB 101. See Note 3, "Restatement of Financial Statements", to the consolidated financial statements for further discussion.

Annual listing fees totaled $241.3 million for the year ended December 31, 2004 on both an as reported and billed basis, an increase of 3.9% over the year ended December 31, 2003. This increase was primarily due to additional listings during the year, for which annual fees were billed for the remaining portion of the year. Listing fees are recognized on a pro-rata basis over the calendar year.

Original fees total $88.5 million on an as reported basis. On a billed basis, original fees totaled $79.6 million for the year ended December 31, 2004 compared with $62.4 million for the year ended December 31, 2003, a 27.6% increase. Increases in original listings to 152 from 107 period over period, higher merger and acquisition activity and increased stock splits drove higher revenues.

Market Information Fees. In 2004, compared to 2003, market information fees declined $4.8 million, or 2.8%. Market information fees for Tape A products declined due to a lower average number of monthly professional subscribers, resulting in a decrease of $6.1 million in professional device revenue. The remaining decline was attributed to Tape B, due to a decrease in the NYSE's share of the trades. The non-professional/usage segment was flat and there was a decrease in the access fees. These decreases were offset by a 35% increase in NYSE Proprietary Products revenue and an increase in NYSE's share of trades. NYSE OpenBook® subscriptions increased 20% year-on-year.

Trading Fees. In 2004, compared to 2003, trading fees fell $3.6 million, or 2.3%. Although average daily volume was up 4.6% in 2004, current pricing structures, including dollar caps and the 2% commission cap, inhibited the NYSE's ability to generate revenue growth despite higher trading activity.

Regulatory Fees. In 2004, regulatory fees were $113.3 million, with no significant change over 2003. Member regulation fees are driven by gross FOCUS revenue, which was flat year over year at $145 billion.

Facility and Equipment Fees. In 2004, compared to 2003, facility and equipment fees decreased $10.2 million, or 16.8%, to $50.4 million. The decrease resulted from the NYSE's decision to suspend the floor technology fee in July, 2003, due to the prevailing poor economic environment for floor participants. This fee, instituted in 2003, was intended to recover the cost of providing services from those receiving value for the services.

Membership Fees. In 2004, compared to 2003, annual membership fees fell $2.7 million, or 24.5%, to $8.3 million. The drop was due to fewer electronic access membership renewals (29 in 2004 compared to 33 in 2003) and lower electronic access membership prices, reflecting lower lease prices on the floor. Transfer and other charges remained flat through the year.

Investment and Other Income. In 2004, compared to 2003, investment and other income increased $4.0 million, or 11.6%. Declines in investment income and regulatory fines were offset by reimbursements and recoveries from various sources through the year. Investment income fell 27% due to lower yields and greater volatility in the fixed income markets. Management undertook a complete review of the investment portfolio in 2004, including an analysis of risk, product diversification, all-in cost of management, and tax efficiency. Based on this review, the portfolio was reallocated in December of 2004 to higher yielding and more tax-efficient securities. Regulatory fines collected decreased from $11.2 to $7.6 million during the year. Offsetting these declines were various settlement payments totaling $14.9 million that the NYSE received through the year. These included tax reimbursement, legal reimbursements, and recoveries from the events of September 11, 2001.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003	
	(dollars in millions)		
Revenues			
Data processing fees—non-NYSE	$220.7	$224.8	(1.8)%
Data processing fees—NYSE	266.1	253.0	5.2 %
Investment and other income	2.8	6.0	(53.3)%
Total revenues	$489.6	$483.8	1.2 %

Data Processing Fees—Non-NYSE. In 2004, data processing fees were $220.7 million, $4.1 million, or 1.8%, lower than 2003. Lower revenues were driven by decrease in data processing fees of major customers and lower revenues from Sector's communications services. These decreases were offset partially by increased decommissioning charges for a major customer, which is supplying itself services previously provided by SIAC, and communications revenues from the SFTI communications network.

Data Processing Fees—NYSE. In 2004, compared to 2003, data processing fees increased $13.1 million, or 5.2%, to $266.1 million, primarily due to increased requests for service from the NYSE related to additional initiatives for trading systems, billings to NYSE for its share of costs related to SIAC's workforce reduction, physical security enhancements and depreciation relating to a change in the estimated useful life of assets, resulting in generally shorter depreciation schedules and higher depreciation expenses.

Investment and Other Income. In 2004, compared to 2003, investment and other income decreased $3.2 million, or 53.3%, to $2.8 million, primarily as a result of net realized gains associated with SIAC's investment portfolio. This portfolio is segregated to fund non-qualified plan benefit obligations. During 2003, management undertook a complete review of the investment portfolio, asset allocations and fund manager performance. Based upon this review, the portfolio was rebalanced and reallocated. Sales of securities and improved stock market performance resulted in an increase in net realized gains during 2003.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the year ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2004 Restated	**2003 Restated**	
	(dollars in millions)		
Expenses			
Compensation	$277.2	$281.2	(1.4)%
Systems	37.8	34.4	9.9 %
SIAC Support	255.8	245.0	4.4 %
Professional services	80.4	45.9	75.2 %
Depreciation and amortization	60.1	58.3	3.1 %
Occupancy	38.3	38.0	0.8 %
General and administrative	69.6	66.0	5.5 %
Total expenses	$819.2	$768.8	6.6 %

(1) NYSE Market's SIAC support expense will not equal SIAC Services' revenues from data processing fees from—NYSE due to certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use and as such have been capitalized.

NYSE Market Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2004	**2003**	
	(dollars in millions)		
Salaries and bonus	$179.0	$163.7	9.3 %
Benefits and other	98.2	117.5	(16.4)%
Total compensation	$277.2	$281.2	(1.4)%

Compensation. In 2004, compared to 2003, compensation was down $4.0 million, or 1.4%. Average headcount (average of the month-end headcount during the period) grew to 1,551 from 1,526 as the NYSE sought to increase staffing in Regulation and other customer oriented areas. Reflecting competitive market forces, especially for regulatory personnel, the average salary across the NYSE increased 2.1%. These increases, as well as higher medical benefit and bonus expense, were offset by a change in the NYSE's Supplemental Executive Retirement Program, which reduced the cost of these benefits, and the nonrecurring nature of the one-time deferred compensation accrual for the former chairman and chief executive officer in 2003.

Systems and SIAC Support. In 2004, compared to 2003, systems costs increased $3.4 million or 9.9%. Maintenance contracts, vendor services and additional operating lease expenses contributed to the increase. SIAC support increased $10.8 million or 4.4% due to an increase for funding of key initiatives related to trading floor technology, the NYSE's share of costs for SIAC's workforce reduction and physical security enhancements.

Professional Services. In 2004, compared to 2003, professional services expense rose $34.5 million, or 75.2%. This change was driven by higher legal and consulting expense, higher investment management fees and other related expenditures, including corporate governance and business development. Legal fees, net of insurance reimbursements in the current year, totaled $28.2 million in 2004 compared with $12.5 million in 2003. Legal fees in 2004, representing 35.1% of professional services for NYSE Market, were incurred principally in connection with the specialist investigation, litigation related to the former chairman and chief executive officer, and a patent infringement case. Consulting fees increased because of the numerous initiatives undertaken across the organization.

Depreciation and Amortization. In 2004, compared to 2003, depreciation and amortization expense rose $1.8 million, or 3.1%, as NYSE capital expenditures nearly doubled to $82.3 million from $43.3 million. The NYSE saw an increase in expenditures across all areas, including investments in infrastructure and trading floor technology. In addition, through 2004, the NYSE completed a review of its depreciation policies to better reflect useful life of the assets. This review resulted in additional expense of $1.7 million and will lead to higher anticipated depreciation expense in future years, reflecting generally shorter depreciation lives.

Occupancy. In 2004, compared to 2003, occupancy costs rose due to higher operating and electricity costs, a $0.3 million, or 0.8%, increase.

General and Administrative. In 2004, compared to 2003, G&A expense rose $3.6 million to $69.6 million, or 5.5%. Non-advertising G&A expense was essentially flat, while advertising increased.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003	
	(dollars in millions)		
Expenses			
Compensation	$246.1	$240.8	2.2 %
Systems	100.8	111.6	(9.7)%
Professional services	57.3	54.9	4.4 %
Depreciation and amortization	35.6	30.7	16.0 %
Occupancy	30.3	29.0	4.5 %
General and administrative	14.7	10.5	40.0 %
Total expenses	$484.8	$477.5	1.5 %

SIAC Services Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2004	2003	
	(dollars in millions)		
Salaries and bonus	$180.7	$186.9	(3.3)%
Other	65.4	53.9	21.3 %
Total compensation	$246.1	$240.8	2.2 %

Compensation. In 2004, compared to 2003, compensation increased $5.3 million, or 2.2%, to $246.1 million. Increased expenses were primarily due to decommissioning charges for a major customer, which is supplying itself services previously provided by SIAC, as well as benefit expenses associated with workforce reduction. Average headcount (average of the month-end headcount during the period) dropped from 1,724 in 2003 to 1,599 in 2004, but did not impact the full year 2004 due to timing of the reductions.

Systems. In 2004, compared to 2003, systems costs decreased $10.8 million, or 9.7%, to $100.8 million, primarily due to Sector's cost containment initiatives and reductions of communications expenses.

Professional Services. In 2004, compared to 2003, professional services increased $2.4 million, or 4.4%, to $57.3 million. Average contract staff headcount increased slightly to 262 in 2004 from 251 in 2003 as new projects contributed to the need for additional services. Transition costs related to the decommissioning of services from a major customer also contributed to the increase.

Depreciation and Amortization. In 2004, compared to 2003, depreciation and amortization increased $4.9 million, or 16.0%, to $35.6 million. A review of depreciation policies in an effort to better reflect estimates of certain assets lives occurred in 2004, which resulted in additional expense of $5.9 million in 2004 and will lead to higher anticipated depreciation expense in future years, reflecting generally shorter depreciation schedules. Capital expenditures in 2004 of $7.5 million also contributed to the increase.

Occupancy. In 2004, compared to 2003, occupancy costs increased $1.3 million, or 4.5%, to $30.3 million due primarily to rent for additional offsite space.

General and Administrative. In 2004, compared to 2003, G&A expense rose $4.2 million, or 40.0%, to $14.7 million, owing primarily to expenses related to the transition of services to a major customer which has started to perform itself services previously provided to it by SIAC.

Income Taxes

The overall effective tax rate for the years ended December 31, 2004 and December 31, 2003 was 33.7% and 42.3%, respectively. A decrease in net income before provision for income taxes of $60 million and the receipt of $6.4 million in 2004 of non-taxable insurance proceeds as a result of the September 11, 2001 events drove the year-over-year decrease in effective tax rate.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the year ended December 31, 2004 and the year ended December 31, 2003.

	Year Ended December 31,			
	2004		2003	
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes	Overall Effective Tax Rate
	(dollars in millions)		(dollars in millions)	
NYSE on a consolidated basis	$15.8	33.7%	$45.2	42.3%
NYSE Market	14.0	33.2%	42.8	42.5%
SIAC Services	1.8	37.5%	2.4	38.1%

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

Overview

The following table sets forth the NYSE's consolidated statements of income for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

	Year Ended December 31,		Percent Increase (Decrease)
	2003 Restated	2002 Restated	
	(dollars in millions)		
Revenues			
Activity assessment fees	$ 419.7	$ 290.4	44.5 %
Listing fees	320.7	299.6	7.0 %
Data processing fees	224.8	224.6	0.1 %
Market information fees	172.4	168.9	2.1 %
Trading fees	157.2	152.8	2.9 %
Regulatory fees	113.2	120.4	(6.0)%
Facility and equipment fees	60.6	52.7	15.0 %
Membership fees	11.0	12.8	(14.1)%
Investment and other income	40.4	47.6	(15.1)%
Total revenues	1,520.0	1,369.8	11.0 %
SEC Activity Remittance	419.7	290.4	44.5 %
Revenues, less SEC Activity Remittance	1,100.3	1,079.4	1.9 %
Expenses			
Compensation	517.3	511.2	1.2 %
Systems and related support	146.0	143.6	1.7 %
Professional services	97.5	116.9	(16.6)%
Depreciation and amortization	89.0	81.4	9.3 %
Occupancy	67.0	66.3	1.1 %
General and administrative	76.5	102.4	(25.3)%
Total expenses	993.3	1,021.8	(2.8)%
Income before provision for income taxes and minority interest	107.0	57.6	85.8 %
Provision for income taxes	45.2	18.7	141.7 %
Minority interest in income of consolidated subsidiary	1.3	2.3	(43.5)%
Net income	$ 60.5	$ 36.6	65.3 %

The NYSE's operations for the year ended December 31, 2003 resulted in net income of $60.5 million compared to net income of $36.6 million for the year ended December 31, 2002. The increase in the NYSE's net income was driven primarily by a $20.9 million, or 1.9%, increase in revenues, less SEC Activity Remittance, and $28.5 million, or 2.8%, decrease in expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Total revenues were $1,520.0 million in 2003. Revenues, less SEC Activity Remittance, were $1,100.3 million compared with $1,079.4 million in 2002. Increases were led by listings and floor facility fees and offset by decreases in regulatory fees and investment and other income.

In 2003, expenses decreased to $993.3 million from $1,021.8 million in 2002, a decline of $28.5 million, or 2.8%. The decrease in expenses was the result of a focus on cost cutting in 2003 due to the governance and compensation issues at the NYSE. These savings are reflected primarily in professional services and general and administrative expenses.

Revenues—NYSE Market

Overview. The following table sets forth the revenues attributable to NYSE Market for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2003 Restated	2002 Restated	
	(dollars in millions)		
Revenues			
Activity assessment fees	$ 419.7	$ 290.4	44.5 %
Listing fees	320.7	299.6	7.0 %
Market information fees	172.4	168.9	2.1 %
Trading fees	157.2	152.8	2.9 %
Regulatory fees	113.2	120.4	(6.0)%
Facility and equipment fees	60.6	52.7	15.0 %
Membership fees	11.0	12.8	(14.1)%
Investment and other income	34.4	45.3	(24.1)%
Total revenues	1,289.2	1,142.9	12.8 %
SEC Activity Remittance	419.7	290.4	44.5 %
Revenues, less SEC Activity Remittance	$ 869.5	$ 852.5	2.0 %

Listing Fees. The following table sets forth the revenues from listing fees as reported and on a billed basis:

	Year Ended December 31				Percent Increase (Decrease)	
	2003		2002			
	As Reported Restated	Billed Basis	As Reported Restated	Billed Basis	As Reported	Billed Basis
	(dollars in millions)					
Annual fees	$232.2	$232.2	$210.1	$210.1	10.5 %	10.5 %
Original fees	88.5	62.4	89.5	75.9	(1.1)%	(17.8)%
Total listing fees	$320.7	$294.6	$299.6	$286.0	7.0 %	3.0 %

In 2003, compared to 2002, listing fees increased $21.1 million, or 7.0%, on an as reported basis.

Listing fees are primarily derived from annual listing fees and original fees. Original fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles and SAB 101. See Note 3, "Restatement of Financial Statements", to the consolidated financial statements for further discussion.

Annual listing fees totaled $232.2 million for the year ended December 31, 2003 on both an as reported and billed basis, an increase of 10.5% over the year ended December 31, 2002. This increase is primarily due to the increase in aggregate shares billed from 330 billion to 355 billion year over year. The fees are recognized on a pro-rata basis over the calendar year.

Original fees total $88.5 million for the year ended December 31, 2003, compared to $89.5 million for the year ended December 31, 2002 on an as reported basis. On a billed basis, original fees totaled $62.4 million for

December 31, 2003 compared with $75.9 million for the year ended December 31, 2002, a 17.8% decline. Year over year original listings were down from 151 to 107 in 2003 due to a decline in the general market environment for new listings. Stock splits and merger and acquisition billing activity also decreased year over year, which contributed to the decrease.

Market Information Fees. In 2003, compared to 2002, Market information fees increased $3.5 million, or 2.1%. NYSE OpenBook®, NYSE's own product, which was introduced in 2002, doubled its contribution to revenue, year over year. The non-professional/usage category was flat year over year. Lower demand from professional subscribers reduced the amount of revenues available for distribution for Network A. As a result, the NYSE recorded less Network A revenue despite its share of trades in the NYSE-listed market increasing to 89.8% in 2003, compared with 87.9% in 2002.

Trading Fees. In 2003, compared to 2002, trading fees increased 2.9% or $4.4 million in 2003. The increase was a result of pricing actions taken at the beginning of 2003, which increased the maximum dollar cap by $100,000, offset by a 3.4% decrease in average daily volume.

Regulatory Fees. In 2003, compared to 2002, regulatory fees declined $7.2 million, or 6.0%, to $113.2 million in 2003, primarily due to gross FOCUS revenue, which decreased to $145.7 billion from $163.5 billion. Partially offsetting this decrease were registration fee rate increases for branch offices.

Facility and Equipment Fees. In 2003, compared to 2002, facility and equipment fees increased $7.9 million, or 15.0%, to $60.6 million. New fees for the broker and specialist technology were introduced at the beginning of 2003 but were suspended after six months. These new fees were offset by declines in a variety of miscellaneous facility fees.

Membership Fees. In 2003, compared to 2002, annual membership fees declined $1.8 million, or 14.1%, to $11.0 million in 2003. This decline is due to a decrease in electronic access membership renewals during the year. The average charged for an electronic access membership was lower year over year, reflecting lower lease prices on the floor.

Investment and Other Income. In 2003, compared to 2002, investment and other income declined $10.9 million, or 24.1%, to $34.4 million. The decline in investment income was primarily a result of a decrease in the realized interest rate from 3.26% in 2002 to 1.95% in 2003. Remaining changes included an increase in regulatory fines of $5.2 million offset by a $4.2 million decrease in insurance recoveries relating to events of September 11, 2001, received in 2002.

Revenues—SIAC Services

Overview. The following table sets forth the revenues attributable to SIAC Services for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002	
	(dollars in millions)		
Revenues			
Data processing fees—non-NYSE	$224.8	$224.6	0.1 %
Data processing fees—NYSE	253.0	273.3	(7.4)%
Investment and other income	6.0	2.3	160.9 %
Total revenues	$483.8	$500.2	(3.3)%

Data Processing Fees—Non-NYSE. Data processing fees from SIAC Services of $224.8 million in 2003 were relatively unchanged from 2002.

Data Processing Fees—NYSE. In 2003, compared to 2002, data processing fees decreased $20.3 million, or 7.4%, to $253.0 million mainly due to cost control efforts initiated after completion of significant projects following the events of September 11, 2001. Also, NYSE's costs related to the infrastructure and trading floor support for business continuity decreased in 2003.

Investment and Other Income. In 2003, compared to 2002, investment and other income increased $3.7 million to $6.0 million, primarily as a result of net realized gains associated with SIAC's investment portfolio. Sales of securities relating to a management portfolio review and subsequent rebalancing and improved stock market performance resulted in an increase in net realized gains during 2003.

Expenses—NYSE Market

Overview. The following table sets forth the expenses attributable to NYSE Market for the year ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

NYSE Market

	Year Ended December 31,		Percent Increase (Decrease)
	2003 Restated	2002 Restated	
	(dollars in millions)		
Expenses			
Compensation	$281.2	$284.1	(1.0)%
Systems	34.4	36.9	(6.8)%
SIAC support	245.0	255.1	(4.0)%
Professional services	45.9	51.0	(10.0)%
Depreciation and amortization	58.3	53.6	8.8 %
Occupancy	38.0	36.7	3.5 %
General and administrative	66.0	85.5	(22.8)%
Total expenses	$768.8	$802.9	(4.2)%

(1) NYSE Market's SIAC support expense will not equal SIAC Services' revenues from data processing fees—NYSE due to certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use and as such have been capitalized.

NYSE Market Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002	
	(dollars in millions)		
Salaries and bonus	$163.7	$184.6	(11.3)%
Benefits and other	117.5	99.5	18.1 %
Total compensation	$281.2	$284.1	(1.0)%

Compensation. In 2003, compared to 2002, compensation decreased $2.9 million or 1.0% from 2002 to 2003. A significant decline in year-end incentive compensation as a result of events at the NYSE in 2003 relating

to its former chairman and chief executive officer was offset by increases in salaries and related benefit accruals and deferred compensation accrual for the former chairman and chief executive officer as well as the use of temporary staff, primarily for security.

Systems and SIAC Support. In 2003, compared to 2002, systems costs decreased $2.5 million, or 6.8%. Maintenance agreements for hardware and software for trading floor support declined year over year. SIAC Support costs decreased $10.1 million, or 4.0%, as a result of decreased SIAC services for production and development and higher costs in 2002 related to certain maintenance agreements for trading floor support.

Professional Services. In 2003, compared to 2002, professional services declined $5.1 million, or 10.0%, in 2003 primarily due to the overall effort to reduce external consultants, offset by an increase in legal expenses during the year related to governance and compensation issues that affected the NYSE during the latter half of 2003. Legal fees represented 27.2%, up from 13.7% in 2002, of professional services in 2003.

Depreciation and Amortization. In 2003, compared to 2002, depreciation and amortization increased $4.7 million or 8.8%. Capital expenditures of $43.3 million in 2003 and $79.0 million in 2002, and completion of various projects, which increased the depreciable base of fixed assets in 2003, drove the increase.

Occupancy. In 2003, compared to 2002, occupancy costs were $38.0 million in 2003, up 3.5% as utilities and real estate taxes increased.

General and Administrative. In 2003, compared to 2002, G&A expense fell $19.5 million, or 22.8%, to $66.0 million. Advertising spending was reduced significantly reflecting global events and the governance and compensation controversy at the NYSE during the second half of the year. An overall decrease in all other general expenses was partially offset by higher insurance premium costs.

Expenses—SIAC Services

Overview. The following table sets forth the expenses attributable to SIAC Services for the years ended December 31, 2003 and December 31, 2002, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2003, as compared to such item for the year ended December 31, 2002.

SIAC Services

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002	
	(dollars in millions)		
Expenses			
Compensation	$240.8	$236.8	1.7 %
Systems	111.6	106.7	4.6 %
Professional services	54.9	74.4	(26.2)%
Depreciation and amortization	30.7	27.8	10.4 %
Occupancy	29.0	29.6	(2.0)%
General and administrative	10.5	16.9	(37.9)%
Total expenses	$477.5	$492.2	(3.0)%

SIAC Services Compensation

	Year Ended December 31,		Percent Increase (Decrease)
	2003	2002	
	(dollars in millions)		
Salaries and bonus	$186.9	$185.5	0.8%
Other	53.9	51.3	5.1%
Total compensation	$240.8	$236.8	1.7%

Compensation. In 2003, compared to 2002, compensation increased $4.0 million, or 1.7%, to $240.8 million. Average headcount (average of the month-end headcount during the period) rose slightly to 1,724 in 2003, from 1,708 in 2002. Benefits expenses also increased as a result of changes in certain actuarial assumptions for the qualified and non-qualified retirement plans. These increases were partially offset by costs incurred in 2002 and not 2003 related to non-qualified plan retirement benefits.

Systems. In 2003, compared to 2002, systems costs increased $4.9 million, or 4.6%, to $111.6 million, primarily due to increased communications and network costs incurred for the SFTI network, which was launched in 2003.

Professional Services. In 2003, compared to 2002, professional services declined $19.5 million, or 26.2%, to $54.9 million due to cost containment initiatives. Average contract staff headcount in 2003 fell to 251, from 334 in 2002.

Depreciation and Amortization. In 2003, compared to 2002, depreciation and amortization increased $2.9 million, or 10.4%, to $30.7 million in 2003. Capital expenditures in 2003 of $33.8 million, which were for investments in technology and infrastructure, contributed to the increase.

Occupancy. In 2003, compared to 2002, occupancy costs were relatively flat year over year, a decrease of $0.6 million, or 2.0%, to $29.0 million in 2003.

General and Administrative. In 2003, compared to 2002, G&A expense fell $6.4 million, or 37.9%, to $10.5 million. The decrease was due primarily to cost containment programs implemented in 2003 and non-recurring asset impairments incurred in 2002 as a result of the events of September 11, 2001.

Income Taxes

The overall effective tax rate for the years ended December 31, 2003 and December 31, 2002 was 42.3% and 32.5%, respectively. An increase in net income before provision for income taxes of $49.3 million in 2003 and the receipt of $2.9 million in 2002 of non-taxable insurance proceeds as a result of the September 11, 2001 events, drove the increased in the year-over-year effective rate change.

The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services— for the year ended December 31, 2003 and the year ended December 31, 2002.

	Year Ended December 31,			
	2003		2002	
	Provision for Income Taxes	Overall Effectil Tax Rate	Provision for Income Taxes	Overall Effectil Tax Rate
	(dollars in millions)		(dollars in millions)	
NYSE on a consolidated basis	45.2	42.3%	18.7	32.5%
NYSE Market	42.8	42.5%	17.7	35.7%
SIAC Services	2.4	38.1%	1.0	12.5%

Critical Accounting Estimates

The following provides information about the NYSE's critical accounting estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Listing fees include original fees, which are paid at the time a company initially lists on the NYSE and effects a corporate transaction that results in the listing of additional shares. Companies also pay annual fees to remain listed on the NYSE. Annual fees are recognized ratably over the course of the related period. Original fees are recognized on a straight-line basis over their estimated service period. (See Note 3 to the consolidated financial statements, "Restatement of Financial Statements" for further discussion.)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the NYSE's accounts receivable portfolio and is modified by management from time to time. Increases in the allowance for doubtful accounts are charged against operating results and the allowance is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the NYSE records a specific allowance for doubtful accounts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts with outstanding balances in excess of 60 to 90 days are reviewed monthly to make changes to the allowance as appropriate.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The NYSE reviews its deferred tax assets for recovery; when the NYSE believes that it is more likely than not that a portion of its deferred tax assets will not be realized, a valuation allowance would be established. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the NYSE's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have a material impact on the NYSE's financial position or results of operations.

Pension and Other Post-Retirement Employee Benefits (OPEB)

Pension and OPEB costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE's pension and other postretirement obligations and future expense.

Software Development

The NYSE accounts for software development costs under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and other related guidance. The NYSE expenses software development costs as incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which included design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, generally three years.

Liquidity and Capital Resources

The NYSE and SIAC Treasury departments manage investing activities, liquidity and relationships with bankers and investment advisors.

The NYSE's and SIAC's respective boards of directors independently approved investment policies for externally managed portfolios. The goals of the policies are to preserve principal, maintain adequate liquidity at all times to fund current budgeted operating and capital requirements and to maximize returns relative to investing guidelines and market conditions. The majority of SIAC's portfolio will be used to fund its non-qualified benefit obligations. Under NYSE internal guidelines, all securities must be rated AA or better by two nationally recognized rating organizations and must be invested in U.S. dollar denominated securities. Under SIAC internal guidelines, all securities must be rated AAA or better by two nationally recognized rating organizations and must be invested in U.S. dollar denominated securities. The average duration of the portfolio must not exceed two years. The NYSE's policy prohibits the investment in any equity securities. Both NYSE and SIAC periodically review their respective investment policies and investment managers.

The NYSE's primary liquidity requirements are for working capital, capital expenditures and general corporate purposes. The NYSE's working capital (current assets less current liabilities) was $802.6 million and $808.0 million at March 31, 2005 and 2004, respectively. For the years ended December 31, 2004, 2003 and 2002, the NYSE's working capital was $757.7 million, $754.4 million and $770.0 million, respectively. The NYSE's capital expenditures are primarily related to trading technology and corporate infrastructure and are expected to be approximately $100 million for 2005, of which $18.8 million had been spent as of March 31, 2005.

The NYSE has no outstanding short-term or long-term debt, and has no lines of credit. The NYSE believes that cash flows from operating activities are sufficient for it to fund its current operations for at least the next 12 months. If existing cash balances are insufficient, the NYSE intends to seek additional financing. The NYSE may not be able to obtain additional financing on acceptable terms or at all.

March 31, 2005 Versus March 31, 2004

As of March 31, 2005 the NYSE had $32.6 million of cash and cash equivalents, representing an increase of $11.9 million from March 31, 2004. Current assets readily convertible into cash include accounts receivable, securities purchased under agreements to resell and marketable securities. These totaled $1.269 billion at March 31, 2005, and when combined with cash and cash equivalents represented 92.0% of the NYSE's current assets. At March 31, 2004, current assets readily convertible into cash totaled $1.231 billion and, when combined with cash and cash equivalents, represented 91.7% of the NYSE's current assets. Included within current assets are $60.0 million and $61.9 million for the three months ended March 31, 2005 and 2004, respectively, related to SIAC's assets for funding their non-qualified benefit obligations.

Operating cash flows provided $199.5 million for the three months ended March 31, 2005, compared to $126.3 million for the three months ended March 31, 2004, primarily due to the collections of billings for annual fees, which are billed at the beginning of the year. Other movements affecting operating cash were a decrease in taxes receivable due to collections made, accounts receivable increases, decrease in SEC fee payable due to timing of cash payments and fees collected, and the decreases in benefit plans payable and other long term liabilities as a result of the change in the SERP plan which decreased the future payable under that plan.

Net cash used in investing activities was $182.3 million for the three months ended March 31, 2005, compared to $116.1 million for the three months ended March 31, 2004, representing additional investments in marketable securities, primarily reverse repurchase agreements, and additional investment in automating the NYSE and upgrading technology.

December 31, 2004 Versus December 31, 2003

Cash and cash equivalents totaled $15.5 million as of December 31, 2004, compared with $11.0 million as of December 31, 2003. Current assets readily convertible into cash totaled $1.073 billion as of December 31,

2004, and when combined with cash and cash equivalents represented 87.5% of the NYSE's current assets. Current assets readily convertible into cash totaled $1.099 billion as of December 31, 2003, when combined with cash and cash equivalents represented 87.6% of the NYSE's current assets. Included within current assets are $60.9 million and $60.0 million for the years ended December 31, 2004 and 2003, related to SIAC's assets for funding their non-qualified benefit obligations.

Net cash from operations was $65.1 million as of December 31, 2004, and $115.8 million as of December 31, 2003. The decline primarily resulted from the payments of the SEC Activity Remittance payable and timing of the NYSE's payments of its liabilities.

Cash used in investing activities was $52.2 million as of December 31, 2004, compared with $108.1 million in 2003. This change resulted from a shift in investment strategy through the portfolio reallocation initiated in December of 2004 to higher yielding and more tax-efficient securities. NYSE Market capital expenditures nearly doubled to $82.3 million in 2004 from $43.3 million in 2003. The NYSE continued to invest in automating its operations, upgrading its technology, and investing in corporate governance infrastructure.

December 31, 2003 Versus December 31, 2002

Cash and cash equivalents totaled $11.0 million as of December 31, 2003, compared with $12.5 million at December 31, 2002. Current assets readily convertible into cash totaled $1.099 billion as of December 31, 2003, and when combined with cash and cash equivalents represented 87.6% of the NYSE's current assets. Current assets readily convertible into cash totaled $1.080 billion at December 31, 2002, and when combined with cash and cash equivalents represented 90.7% of the NYSE's current assets. Included within current assets are $60.0 million and $45.4 million for the years ended December 31, 2003 and 2002 related to SIAC's assets for funding their non-qualified benefit obligations.

Net cash from operations $115.8 million as of December 31, 2003, compared with $146.9 million at December 31, 2002. The decrease was primarily due to funding of employee benefits, including the defined benefit pension plan, and the payments to taxing authorities.

Cash used in investing activities was $108.1 million as of December 31, 2003 as compared with $168.3 million in 2002. The decrease in cash used is due to the large decrease in fixed asset purchases.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risks of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates and equity prices. The NYSE's and SIAC's primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on its investment portfolio. As of December 31, 2004, investments consist of fixed income instruments with an average duration of 1.15 years and 0.55 years for the NYSE and SIAC, respectively. Both portfolios' investment objective is to invest in debt securities to preserve principal while maximizing yields, without significantly increasing risk. These investment securities are subject to interest rate risk and their fair values may fluctuate with changes in interest rates. Management does not believe that a 100 basis point fluctuation in market interest rates will have a material effect on income or cash flows from, or the carrying value of, the investment portfolios as of December 31, 2004.

The NYSE does not believe that it has material exposure to interest rates or foreign currency risks as of December 31, 2004. Furthermore, the NYSE has not entered into any derivative contracts to mitigate such risks.

Summary Disclosures About Contractual Obligations

The table below summarizes the NYSE's future minimum lease payments on its operating and capital leases as of March 31, 2005 (in thousands):

	Payments due by year						
	Total	2005	2006	2007	2008	2009	Thereafter
Operating lease obligations	$346,851	$44,223	$49,874	$43,911	$37,037	$35,172	$136,634
Capital lease obligations(1)	30,465	8,153	8,866	7,349	5,579	518	—
Total	$377,316	$52,376	$58,740	$51,260	$42,616	$35,690	$136,634

(1) The capital lease obligations include interest payable of $7.2 million.

The NYSE also has obligations related to deferred compensation and other post-retirement benefits. The date of payment under these obligations cannot be determined.

Regulatory Matters

The NYSE is a self-regulatory organization, or SRO. As such, the NYSE is responsible for examining compliance with and enforcing the financial, operational and sales-practice rules and codes of conduct for members, member organizations and their employees, and has responsibility for regulatory review of their trading activities. In addition, the NYSE has the responsibility for enforcing compliance with listing standards and corporate governance requirements by listed companies.

The NYSE has taken a number of steps beginning in 2003 and 2004 to strengthen its regulatory operations. The most significant of these was separating the regulatory function from the business side of the NYSE. NYSE Regulation now reports to the chief regulatory officer, who reports directly to the NYSE board of directors through the NYSE board of director's regulatory oversight committee.

The NYSE recognizes that its viability as a marketplace—as well as that of the U.S. system of self-regulation—depends on investor confidence and that investor confidence is based in part on a strong, effective regulatory function. Establishing the independence of the NYSE Regulation was a vital step in this regard. Equally important is how the NYSE conducts the regulatory oversight of the trading floor, and of its members and member organizations. The NYSE also refocused its efforts toward a more risk-based approach that addresses industry-wide issues affecting the investing public. The NYSE established a risk assessment group. This risk-based approach is being implemented throughout NYSE Regulation, including in the examination and surveillance programs.

The Enforcement Division brought 30 cases in the first quarter of 2005, resulting in $1.4 million in announced fines, and 195 cases in 2004, resulting in announced fines of $25.6 million. Fines recognized as income for the three months ended March 31, 2005 were $20.7 million and $2.3 million for the same period in 2004. Fines recognized as income in 2004 and 2003 were $7.6 million and $11.2 million, respectively. In 2004, the NYSE concentrated on issues with a significant impact on the investing public, including market timing, prospectus delivery and improper broker revenue sharing payments.

The NYSE, together with the SEC and other regulators, brought joint actions resulting in $426 million in fines and disgorgements from January 2004 through March 31, 2005. This amount includes $247 million paid in fines and disgorgements by the seven NYSE specialist firms for interpositioning and "trading ahead" of customer orders. Monies paid by these firms in the form of disgorgement have been placed into to a Distribution Fund for the benefit of injured customers.

On April 12, 2005, the SEC and the NYSE settled an administrative proceeding against the NYSE relating to its failure to detect, investigate and discipline improper specialist trading on the floor of the NYSE. Under this settlement, the NYSE has established a reserve fund of $20 million for the establishment, retention and payment of a Third Party Regulatory Auditor to conduct bi-annual regulatory audits of NYSE's Regulation's surveillance, examination, investigation and disciplinary programs applicable to floor members.

Legal Matters

The NYSE is involved in a number of legal proceedings. For a description of relevant legal proceedings as of the date of the NYSE's Consolidated Financial Statements, see Note 10 of the Notes to the Consolidated Financial Statements. See also "Information About the NYSE—Legal Proceedings."

Responsibility for Financial Statements

NYSE management has prepared the accompanying consolidated financial statements of the New York Stock Exchange, Inc. and its subsidiaries in accordance with accounting principles generally accepted in the United States. Management is responsible for the fair presentation in these financial statements of the NYSE's financial position, results of operations and cash flows. The accounts of all majority owned subsidiary companies have been included in the NYSE's consolidated financial statements.

Financial controls over NYSE operations include a system of internal controls designed to provide assurance that the assets of the NYSE are safeguarded against loss from unauthorized use or disposition and that the books and records, from which the consolidated financial statements were prepared, properly reflect the transactions of the NYSE and its subsidiaries. Important elements of the internal control system include budgets and financial plans which are subjected to continuous review throughout the year, policy and procedure manuals, an organizational structure providing division and delegation of responsibilities, careful selection and training of qualified financial personnel, an annual attestation by all employees of adherence to the NYSE's Statement of Business Conduct and Ethics, and a program of ongoing internal audits.

In 2004, management moved aggressively to upgrade the NYSE's financial systems and controls. The NYSE board of directors authorized a significant investment in the NYSE's financial systems including implementation of automated expense and procurement systems, a general ledger with additional functionality, a treasury and cash management system, a budgeting system, and document imaging capability. The NYSE also introduced a new internal budgeting and planning process, fully allocated profit-and-loss statements reflecting its new organizational structure, a business-unit control function, and monthly variance analyses.

During 2004 and continuing in 2005, the NYSE performed a review of accounting policies and processes to ensure it is following best practice and to strengthen its processes surrounding significant estimates. This included reviewing the estimated useful lives of all of the NYSE's fixed assets and revising these estimates in certain categories. The NYSE also reviewed key policies related to certain employee benefits to ensure appropriate measurement. The NYSE has implemented a representation process throughout NYSE management for sign-off on financial statements and a similar process at SIAC for the preparation of its results. During 2005, the NYSE has begun to address compliance with Sections 404 and 302 of the Sarbanes-Oxley Act. All of these steps have strengthened the financial reporting process and the related control structure to which the NYSE will become subject as a result of its proposed merger with Archipelago.

INFORMATION ABOUT ARCHIPELAGO

The following is a summary of certain aspects of Archipelago's business. For a more complete understanding of Archipelago, you should read the business, financial and other information about Archipelago incorporated by reference into this document. For a list of the documents incorporated by reference into this document, see "Where You Can Find More Information."

Overview

Archipelago operates the Archipelago Exchange, or ArcaEx, the first open, all-electronic stock market in the United States for trading equity securities listed on the NYSE, Nasdaq, the American Stock Exchange and the Pacific Exchange, as well as exchange-traded funds and other exchange-listed securities. Archipelago's trading platforms link traders to multiple U.S. market centers without market intermediaries and provide customers with fast electronic execution and open, direct and anonymous market access. The technological capabilities of Archipelago's trading systems combined with its trading rules have allowed Archipelago to create a large pool of liquidity that is available to customers internally on ArcaEx and externally through other market centers. Currently, Archipelago operates ArcaEx as the exclusive equities trading facility of PCX Equities, a wholly owned subsidiary of the Pacific Exchange.

History

In December 1996, Gerald D. Putnam, Archipelago's chairman and chief executive officer, co-founded The Archipelago Electronic Communications Network, or the Archipelago ECN, the precursor to ArcaEx, to take advantage of a market opportunity resulting from the SEC's new order handling rules that govern trading in Nasdaq-listed securities. These rules were designed to address growing concerns regarding unfair and discriminatory pricing of customer orders for securities, and to promote transparency and enhance execution opportunities for customer orders in U.S. equity markets.

Electronic communications networks ("ECNs") are electronic trading systems that automatically match buy and sell orders at specified prices. ECNs register with the SEC as broker-dealers. The Archipelago ECN was the first ECN to link traders to pools of liquidity throughout the U.S. securities markets without market intermediaries. In July 2000, Archipelago partnered with the Pacific Exchange to develop ArcaEx. The SEC approved the establishment of ArcaEx and the related rules in October 2001. Under these rules, ArcaEx operates as the exclusive equities trading facility of PCX Equities under the regulatory authority of the Pacific Exchange.

In March 2002, ArcaEx's listed platform became operational and Archipelago began trading Pacific Exchange-listed securities on ArcaEx. By November 2002, Archipelago completed the rollout of exchange-listed securities on ArcaEx, and in April 2003 Archipelago fully integrated its trading platforms and completed the migration of Nasdaq-listed securities from Archipelago ECN to ArcaEx. On August 19, 2004, Archipelago completed an initial public offering of its common stock.

On January 3, 2005, Archipelago entered into a merger agreement to acquire PCX Holdings, the parent of the Pacific Exchange and PCX Equities.

Archipelago's Business

Archipelago was the first trading system to link traders to multiple U.S. market centers without market intermediaries. Archipelago accomplished this by developing an "outbound" routing capability that directs customers' orders to other market centers that display a better price than Archipelago's trading system. By bringing together buy orders and sell orders in this manner, Archipelago has been able to increase its trading platform's liquidity, which is the number and range of buy orders and sell orders available to its customers.

Archipelago has also introduced trading platforms and services designed to enhance the speed and quality of trade execution for its customers. Archipelago's trading platforms provide its customers with fast electronic execution, and transparent, direct and anonymous market access. In addition to its core execution services, Archipelago provides customers with market data on a real-time and summary basis and, as the equities trading facility of the Pacific Exchange, offers companies and index providers that list on the Pacific Exchange a trading venue for their equity securities, exchange-traded funds and other structured products. Archipelago is committed to expanding and enhancing its suite of products and service offerings for both trading clientele and listed companies.

Archipelago generated approximately $541.3 million in total revenues in 2004, and approximately $133.7 million in total revenues in the first quarter of 2005. Approximately 99% of Archipelago's total revenues in these periods consisted of transaction fees and market data fees generated by securities transactions executed on or through its trading platforms.

Competitive Strengths

Archipelago has several key competitive strengths:

Exchange Facility and Market Structure. As the operator of ArcaEx, a facility of a national securities exchange, Archipelago believes it has business flexibility and the opportunity to increase its revenues. Archipelago believes that these advantages, together with its efficient regulatory structure, will enable it to continue to improve its competitive position.

Trading Technology Platform. Archipelago's technologically-advanced trading platform offers functionality, performance and reliability. Archipelago believes that its technology has been and will continue to be a major factor in the development and growth of its business.

Management Team with Track Record of Success and Innovation. Led by Mr. Putnam, Archipelago's chairman and chief executive officer, Archipelago has a strong and dedicated management team with significant experience in the securities trading industry and technology sector. These individuals have worked together closely since Archipelago partnered with the Pacific Exchange to create ArcaEx in 2000. Archipelago believes that, through their leadership, it has successfully recognized and responded to market opportunities and adapted to numerous changes in its operating and regulatory environment, while continuing to grow its business.

Customer Focus. Archipelago is committed to building strong relationships with its customers, and believes it has been successful in doing so by: bringing to market new products and services that serve its customers' trading objectives; developing a highly trained and experienced sales team that is responsive to customers' trading needs; and investing resources to establish connectivity between its trading platforms and the desktops and trading systems of its customers, enabling them to do business with Archipelago more easily.

Archipelago's Operations

Products and Services

Archipelago provides trading platforms and services that are designed to improve the speed and quality of trade execution for its customers. Its revenues are derived primarily from transaction fees and market data fees.

Trading Platforms and Services

Archipelago operates two trading platforms, ArcaEx and the ArcaEdge, and offers a variety of execution-related services, including its outbound routing capability.

The Archipelago Exchange or ArcaEx. Through ArcaEx, customers can trade over 8,000 equity securities, including securities listed on the NYSE, Nasdaq, the American Stock Exchange and the Pacific Exchange,

exchange-traded funds and other exchange-listed securities. ArcaEx operates on three simple but fundamental principles: fast electronic execution, transparency and open market access. On ArcaEx, buyers and sellers meet directly in an open electronic environment governed by trading rules designed to reflect these three fundamental principles.

On ArcaEx, buyers and sellers can view Archipelago's open limit order book, known as the ArcaBook[SM], which displays orders simultaneously to both the buyer and the seller. Buyers and sellers also can submit these orders on an anonymous basis if they so choose. Permitted users of ArcaEx, referred to as equity trading permit holders, and other users of ArcaEx who are introduced to the system by equity trading permit holders, are able to submit orders to the ArcaBook. Any registered broker-dealer who wishes to trade on ArcaEx must become a permit holder by obtaining an equity trading permit from PCX Equities. Broker-dealers that do not hold exchange trading permits may access ArcaEx through an exchange trading permit holder. Once orders are submitted, all trades are executed in the manner designated by the party entering the order, which is at prices equal to or better than the national best bid or offer. Archipelago's trading system is designed to search across different market centers, including the NYSE and other exchanges, ECNs and Nasdaq, for the best price for each order. Archipelago's trading rules are predicated on the principle of "price-time priority" within ArcaEx, which requires execution of orders at the best available price and, if orders are posted at the same price, based on the time the order is entered on ArcaEx. Buy orders and sell orders are posted on ArcaEx in price order (best to worst) and then if prices are the same, they are ordered based on the time the buy order or sell order was posted (earliest to latest). ArcaEx users may choose to have their unexecuted orders left on the ArcaBook, returned to them, or routed to other markets using Archipelago's outbound routing capability. One of Archipelago's broker-dealer subsidiaries provides Archipelago with a routing service on a non-exclusive basis and routes orders for participating customers to external market centers. The technological capabilities of Archipelago's trading systems, together with its trading rules, have allowed Archipelago to create a large liquidity pool available to customers internally on ArcaEx and externally through other market centers.

During 2004, Archipelago's customers executed approximately 416.6 million transactions in U.S. equity securities through ArcaEx, with 86.6% of the volume represented by transactions executed within Archipelago's internal liquidity pool—*i.e.*, the matching buy and sell orders were posted on ArcaEx—without routing to other market centers. Archipelago's transaction volumes in 2004 represented approximately 115.0 billion shares of Nasdaq-listed securities, 8.4 billion shares of NYSE-listed securities and 16.9 billion shares of the American Stock Exchange-listed securities. From January 1, 2005 to June 30, 2005, Archipelago's share of trading volume of NYSE-listed securities was 2.9%, its share of trading volume of Nasdaq-listed securities was 23.3%, and its share of trading volume of American Stock Exchange-listed securities was 27.7%.

The ArcaEdge. Archipelago also operates The ArcaEdge, a trading platform designed to bring the benefits of ArcaEx—fast electronic execution, transparency and open market access—to the trading of equity securities that are quoted on the OTC Bulletin Board. During 2004, trading on ArcaEdge accounted for less than 1% of Archipelago's transaction fees.

Additional Transaction-Related Services. In addition to operating its trading platforms, Archipelago offers additional execution services through its wholly-owned subsidiaries, including routing services through the NYSE's DOT.

Market Data Products

Archipelago offers customers market data products on a real-time and on a summary basis. Archipelago's market data products are designed to improve trade execution and enhance understanding of market dynamics. Customers can view in real time the bids and offers posted on ArcaEx and can access other extensive market and trading data through Archipelago's website. In 2004, Archipelago launched ArcaVision, a product that provides customers with critical market data on particular stocks.

Real-Time Data Feeds and Market Data Fees. Through the Pacific Exchange, Archipelago participates in the national market system for the consolidation, dissemination and sale of market data in U.S. exchange-listed

securities and Nasdaq-listed securities. Through the Pacific Exchange, Archipelago earns market data fees, based on the level of trading activity on ArcaEx, by providing its data to the centralized aggregators of this information that in turn sell the data to third-party consumers such as Thomson Financial Inc. and Bloomberg, L.P. During 2004, Archipelago generated approximately $56.6 million in revenues from market data fees in 2004 and approximately $14.9 million in the first quarter of 2005.

ArcaVision. In 2004, Archipelago launched ArcaVision, a product that offers analytic tools that go beyond the traditional trading data that is available to customers. ArcaVision, developed in response to customer demand for increasingly detailed analyses of trading patterns, is designed to provide customers with critical market data on particular stocks. The ArcaVision website is now available to issuers listed on the Pacific Exchange, customers executing trades on ArcaEx, and the general public. ArcaVision's sophisticated system enables Archipelago to customize the views available to each user to meet their specific needs.

Listing Fees

Under Archipelago's contractual agreements with the Pacific Exchange, Archipelago is entitled to all listing fees from issuers that list their equity securities on the Pacific Exchange. Because Archipelago is not a national securities exchange, an issuer seeking to obtain an "ArcaEx listing" must list on the Pacific Exchange for trading on ArcaEx. Through its current alliance with the Pacific Exchange, Archipelago offers companies and index providers that list on the Pacific Exchange a trading venue for their equity securities, exchange-traded funds and other structured products. ArcaEx offers various benefits to the Pacific Exchange-listed issuers, including competitive listing fees and access to real-time and summary market data. Summary data products include ArcaVision. Archipelago believes that its introduction of value-added products, such as ArcaVision, for existing clients will make the Pacific Exchange a more attractive listing venue for trading on ArcaEx. Archipelago generated approximately $445,000 in revenues from listing fees in 2004, and approximately $118,000 in the first quarter of 2005.

Information Technology

Technology is fundamental to Archipelago's overall business strategy. Archipelago is committed to the ongoing development, maintenance and use of technology and to providing its customers with technological solutions. Archipelago spent approximately $30.0 million on its information technology in 2004. Archipelago's electronic trading platform runs on mid-range Sun Microsystems servers, and its system is designed to accept up to 10,000 orders per second and to provide up to 2,000 simultaneous customer connections. During 2004, Archipelago's system handled an average of 19.2 million orders daily and 1.7 million trades daily, with a capacity to handle up to six million trades daily. Archipelago believes that it can quickly increase this capacity up to a maximum of 10 million trades daily.

INFORMATION ABOUT NYSE GROUP

Overview

NYSE Group is a newly incorporated Delaware corporation that is currently a joint wholly-owned subsidiary of the NYSE and Archipelago. Upon the completion of the mergers, NYSE Group will become the parent company of the successors to the NYSE and Archipelago, which will continue to operate separately under their respective brand names. NYSE Group's headquarters will be the current headquarters of the NYSE at 11 Wall Street, New York, New York 10005, and its telephone number will be (212) 656-3000, which is the current telephone number of the NYSE.

To date, NYSE Group has not conducted any material activities other than those incident to its formation and the matters contemplated by the merger agreement, such as the formation of wholly owned subsidiaries involved in the mergers (including NYSE Merger Sub LLC, Archipelago Merger Sub and NYSE Market), the making of certain required securities law filings and the preparation of this document and the registration statement of which this document forms a part. After the mergers, NYSE Group will serve as the holding company for the successors to the NYSE and Archipelago, and, therefore, the information contained under "Information About the NYSE" and "Information About Archipelago", as well as Archipelago's documents filed with the SEC and incorporated by reference into this document, should be considered in understanding the business and operations of NYSE Group.

Competition

The securities markets are intensely competitive, and competition may be expected to further intensify. NYSE Group will have numerous aggressive competitors, both domestically and around the world. It will compete with other markets, electronic communication networks, market-makers and other execution venues based on best price, depth of liquidity, all-in cost, anonymity, speed, functionality and certainty of execution. In addition to competition for trading revenues, NYSE Group will compete with other exchanges and markets for listings. It will also compete in the market information and technology arenas. Because some of NYSE Group's prospective customers are not registered securities exchanges, they will operate with less regulatory oversight than NYSE Group, enabling them to move with greater agility in response to changes in the markets or economic environment.

NYSE Group's principal domestic competitors for trading listed equity securities will include Nasdaq and INET ECN (either together if their proposed merger is completed, or separately if not), the American Stock Exchange and regional exchanges such as the Chicago Stock Exchange, the Boston Stock Exchange and the Philadelphia Stock Exchange. Well-capitalized, highly-profitable foreign exchanges such as the Deutsche Börse Group and Euronext N.V. have already entered the U.S. market and may seek to expand their presence. NYSE Group will also compete with electronic communication networks and alternative trading systems such as POSIT and Liquidnet. In addition, NYSE Group will also face competition for trading securities from broker-dealers that internalize order flow. Internalization of order flow occurs when a broker-dealer trades against its own customers' orders, thus decreasing trading volume on public securities markets.

NYSE Group's principal domestic competitors for corporate listings will include Nasdaq and the American Stock Exchange. In addition, NYSE Group will also face competition for listings of non-U.S. issuers from a number of non-U.S. stock exchanges including London Stock Exchange plc, Euronext N.V., Deutsche Börse Group, and exchanges in Tokyo, Hong Kong, Toronto, Singapore and Australia.

NYSE Group's principal competitors for fixed income will be over-the-counter markets in fixed income and broker-dealers, such as MarketAxess, ICAP and eSpeed Inc. Its principal competitors for the trading of options will be the International Stock Exchange, Inc., the Chicago Board Options Exchange, Inc., and the American Stock Exchange, as well as a number of other exchanges. Options exchanges are also increasingly facing competition from internalization by broker-dealers.

Additional potential competitors might be created if the consolidation trend in the securities trading industry continues and other companies form joint ventures or consortia to provide services similar to those that will be provided by NYSE Group, or become competitive with NYSE Group through acquisitions. In particular, Nasdaq has recently announced a proposed transaction that would result in Nasdaq owning INET ECN, an electronic communications network. If this transaction is completed, the constituent entities will bring to the merger a substantial combined trading share of the over-the-counter trading volume. In addition, the recent investments by Merrill Lynch & Co. and Citadel Investment Group in the Philadelphia Stock Exchange may increase competition in the market for trading options.

Competitive Strengths

NYSE Group will combine the strengths of the NYSE and Archipelago. For a description of these strengths, see "Information About the NYSE—Competitive Strengths" and "Information About Archipelago—Competitive Strengths." However, we anticipate that the combined strength of NYSE Group will be more than the strength of its parts.

By combining under a single holding company the world's largest equities market—with perhaps the most recognizable brand name in the global industry—and the first open, all-electronic stock market in the United States, we believe that NYSE Group will be uniquely positioned to respond to, and take advantage of, the changes in the global securities industry resulting from regulatory changes, technological advances and globalization.

We believe that the combination of the NYSE and Archipelago will create the following additional strengths:

Broad Range of Products and Services. The customers of NYSE Group will be able to take advantage of the best features of an auction market as well as advanced electronic trading functionality, providing NYSE Group with a strong platform to offer new products to its customers, including market data products. In addition to its strong equity listing business, NYSE Group will also have, through Archipelago, a platform to exploit trading opportunities in options, exchange-traded funds, derivative and fixed-income securities, as well as a facility to list and trade securities that do not meet the NYSE's original and continued listing criteria. NYSE Group will also have the following competitive strengths:

- NYSE Group will go beyond the NYSE's strong position in equity securities and offer trading in the over-the-counter and options markets and an efficient platform for exchange-traded funds.

- Archipelago's current leading position in the over-the-counter market will enable NYSE Group to compete directly with Nasdaq and INET ECN for trading in over-the-counter stocks.

- Through ArcaEx, NYSE Group will be able to compete in the trading of equity securities listed on marketplaces other than the NYSE, such as Nasdaq, the American Stock Exchange and the Pacific Exchange.

- NYSE Group will be able to create and market a listings alternative for companies that do not qualify to list on the NYSE today, which will enable it to expand the scope of its listing business, competing directly with venues such as Nasdaq and the American Stock Exchange.

- Through Archipelago's platform, once Archipelago's acquisition of PCX Holdings is completed, NYSE Group will have an options trading business. The mergers will also provide NYSE Group with the opportunity to expand and enhance its fixed-income business.

- NYSE Group's ability to offer the best features of both an auction market and open electronic trading will enable it to attract large numbers of initial public offerings both in the U.S. and abroad.

- NYSE Group's breadth of product offerings will create new opportunities to offer customers a broader array of market data services.

As a multi-asset market that offers an expanded and enhanced range of products and services, we believe that NYSE Group will be a more formidable competitor in the global securities market. NYSE Group will also be able to offer its customers liquidity, low transaction costs and best bid and offer prices.

Increased Choice. NYSE Group will be able to offer its customers both floor-based auction trading and open electronic trading. Floor-based auction trading has the advantage of providing listed companies and traders with price improvement, high quality markets, and deep and prompt liquidity. Electronic trading has the advantage of providing low transaction costs, high transparency of trading information, and immediate and anonymous trading. After the mergers, NYSE Group will be in the unique position of offering its customers the option of using either of these trading methods. In addition, NYSE Group will also have the ability to extend the trading hours of the NYSE, improving its ability to compete for international listings and with non-U.S. securities exchanges.

Public, For-Profit Company. NYSE Group will be a public, for-profit company. This will put it on an equal footing with the major exchanges around the world that have recently demutualized and are now for-profit entities. As a public company, NYSE Group will have better access to capital and more options for future expansion, technological improvements and capital formation. We expect that this will provide the NYSE Group with much greater flexibility and ability to respond to competitive pressures than the NYSE's current membership structure permits. In addition, as a for-profit entity, NYSE Group will have increased transparency and a sharper focus on its costs, efficiency and growth.

Management Team. NYSE Group will benefit from the integration of the experienced and dedicated management team of the NYSE with the innovative and entrepreneurial team of Archipelago.

Governance and Regulation. NYSE Group will have the benefit of high standards of governance and regulation.

- It is anticipated that after the mergers, the regulatory activities currently performed by NYSE Regulation and the Pacific Exchange will be conducted in a separate not-for-profit entity, managed by a separate board of directors that includes overlapping members of the NYSE Group board of directors. For a description of NYSE Regulation after the mergers, see "NYSE Regulation—Structure, Organization and Governance of NYSE Regulation—After the Mergers." This regulatory structure will reduce the potential for conflicts of interests between business and regulatory functions.

- NYSE Group will inherit and carry forward the NYSE's commitment to exemplary listed-company governance, including its leadership in setting standards for director independence and equity compensation.

Strategy

The strategic objective of NYSE Group is to build a multi-asset class, global enterprise capable of becoming the preeminent global exchange. The mergers will enhance the group's competitive position to deliver revenue growth and profitability for stockholders, and enable the group to better fulfill its mission of providing the best platform for investors and issuers to come together by offering greater efficiency and a wider scope of products and services. NYSE Group will build on the strong base of both the NYSE and Archipelago and leverage its experienced and innovative management talent to unlock value in the NYSE brand.

Revenue Growth and Diversification. The mergers will allow NYSE Group to strengthen and extend the attributes that have given the NYSE solidify its leading position in the U.S. equities markets and better position it to compete and explore expansion in the global markets. In addition to bettering prospects for growth, the combination is expected to provide greater revenue diversification across products and within the transaction, market data and listings businesses. New revenue sources and key growth opportunities include the following:

- *Strengthen Core Market in Cash Equity Trading.* The NYSE Group will be uniquely positioned within the U.S. equity markets by combining the strengths of the NYSE and ArcaEx. The NYSE believes that it is the leading exchange in listed stocks and plans to preserve the unique attributes of price improvement and value-added floor services that dampen volatility and lower costs. ArcaEx has benefited from its

expertise and smart-order routing and garnered a significant market position in over-the-counter stocks and exchange-traded funds, but with room for growth. NYSE Group plans to continue to improve the trading technology of both the NYSE and ArcaEx, including the planned rollout of the NYSE Hybrid Market℠, which will offer the unique elements of an auction market with advanced electronic trading functionality. NYSE Group will seek to preserve the best features of the two existing market models while creating a new market platform of choice and enhanced liquidity aggregation that results in improved market quality and better capital formation. Both platforms will be available to customers, each platform offering distinct attributes, although NYSE Group plans to develop links to better integrate liquidity pools and enhance order interaction. Together, the NYSE and ArcaEx will provide a full-service, integrated market that supports freedom of choice and offers broad appeal to all types of investors. This combination will help to maintain a leadership position, enhance the ability to compete with Nasdaq, Instinet, the American Stock Exchange and regional exchanges, as well as with global players, and deliver innovation and efficiency. NYSE Group also intends to sell licenses to trade on the NYSE Market, which will provide another source of revenue.

- *Enhanced Listings Platform.* Building on the NYSE's premier brand and listing business, the combination provides an opportunity to derive new revenue from the development of a second listings venue for smaller-cap firms that do not initially qualify for the NYSE's high listing standards. The combination will also create a more attractive market for international listings, as discussed below.

- *Expansion of Market Data Products and Services.* NYSE Group will generate significant volumes of market data in a variety of products, presenting an opportunity to leverage this data more profitably by aggregating, analyzing, packaging and distributing it to a broader base of customers in new and different ways. NYSE Group plans to enhance its market data services and develop new branded data products with richer content to sell to end-users.

- *Expansion in Other Product Areas.* NYSE Group intends to offer its customers the ability to trade a variety of asset classes and plans to build on its strong relationships with listed companies to trade other financial products they issue. NYSE Group will comprise two stock exchanges, an options exchange and a fixed-income exchange. In addition to trading in cash equities, NYSE Group plans to provide a high-speed, low-cost platform for trading in exchange-traded funds, derivatives and fixed income products. In exchange-traded funds, NYSE Group plans to leverage Archipelago's deep liquidity and electronic trading capabilities, as well as the NYSE's listing platform and its presence in less-active exchange-traded funds. In options, the group will benefit from ArcaEx's planned acquisition of the Pacific Exchange and pursue new opportunities in this fast-growing segment, including the development of side-by-side trading in cash and derivatives. In fixed income, NYSE Group plans to leverage the NYSE's business in corporate and convertible bonds and other fixed income product areas.

- *International Expansion.* The combination places the NYSE Group in a strong position to compete domestically and internationally across multiple asset classes. The combination is expected to enhance global competitiveness and attract international investors and issuers by further solidifying the NYSE as the deepest liquidity pool and largest equity market by market capitalization and dollar volume traded. NYSE Group does not seek to be the primary listing venue for overseas companies, but will aggressively compete as an international listing venue for publicly-traded companies from all over the world. In addition to increasing the attractiveness for international listings, NYSE Group intends to offer extended electronic trading hours to increase overlap with European and Asian markets and provide additional investor access.

- *Strategic Alliances and Acquisitions.* Not only will the combination position NYSE Group for future organic growth, it should also better enable the group to pursue domestic and international acquisitions and enter into strategic alliances to further strengthen and diversify its businesses and revenue streams, to enter new markets and to advance its technology. The combination moves the NYSE to a public, for-profit company in a single transaction and provides a public currency to enable the group to actively participate in the growth of the securities industry. NYSE Group may also pursue partnerships and commercial agreements to build its brand and take advantage of industry changes.

Cost Reductions and Integration Benefits. NYSE Group expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration, more automation and a for-profit structure. The combination is expected to create significant cost reductions of more than $200 million, including around $100 million for years 2005 and 2006, combined, and an additional $100 million for 2007, as compared to the 2005 budgets for these periods on a stand-alone basis. Cost saving opportunities may come from hiring freezes and headcount reductions as well as the elimination of overlaps in technology, marketing, occupancy and general and administrative costs. For more details on these projections and the underlying assumptions, see "The Mergers—Certain Projections."

Benefits for All Constituents. The combination is expected to create significant value for customers and stockholders, including the following.

- Investors and the trading community are expected to benefit from a stronger and broader platform. Broad choice is the cornerstone of the approach, and the NYSE Group will provide more products and more trading options for investors. In addition, investors may benefit from improvements in market quality as well as quicker and more robust information flow.

- Issuers are expected to benefit from enhanced market quality and the two markets for listings that NYSE Group will be able to offer its customers.

- Stockholders are expected to benefit from value creation and improved financial strength as the combined firms are better positioned to deliver growth and profitability through new revenue opportunities and substantial cost reductions. The new management team will focus on its shareholder objectives of value creation, return on investment, earnings growth and strong cash flow.

- Maintaining the highest standards of regulation is a critical and integral part of the strategy. NYSE Group plans to keep within its structure an independent SRO to enable its regulatory professionals to remain close to the broker-dealers that they regulate, to ensure market integrity, to foster high standards of corporate governance and to improve investor confidence.

Dividend Policy

NYSE Group has not yet determined its dividend policy. Although NYSE Group does not expect to pay any dividends in the immediate future, it is working on determining its dividend policy. Any determination to pay dividends in the future will be at the discretion of the NYSE Group board of directors and will depend upon NYSE Group's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law or the SEC, business and investment strategy and other factors that the NYSE Group board of directors deems relevant. There is no assurance that the NYSE Group board of directors will determine to implement a policy to pay periodic dividends.

Equity Plans

In order to properly reward and incentivize the officers and employees of NYSE Group and its subsidiaries, and as is customary for for-profit, public companies, it is intended that NYSE Group will adopt one or more forms of equity-based incentive plan. Such plans would more closely align the interests of the officers and employees of NYSE Group and its subsidiaries to those of its stockholders. Officers and employees of NYSE Regulation would not participate any such plans, but instead would participate in a cash incentive plan.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers. Of these shares of NYSE Group common stock, NYSE Group expects that 50% of the shares will vest at the time of the grant, another 25% of the shares will vest one year after the grant date, and the remaining

25% of the shares will vest two years after the grant date, but none of these vested shares will be delivered until the third anniversary of the grant date. No individual NYSE employee would receive a grant under this provision of shares of NYSE Group common stock with a value in excess of $500,000 upon completion of the mergers. John A. Thain, who will be the chief executive officer of NYSE Group, announced his intention not to participate in this initial grant of shares of NYSE Group common stock.

NYSE Group has not yet determined other details of its incentive plans, but it envisions that there will be two principal plans:

Omnibus Plan

Under the NYSE Group omnibus plan, awards may be made in the form of (1) options, (2) stock appreciation rights, (3) dividend equivalent rights, (4) restricted stock, (5) restricted stock units and (6) other equity-based or equity-related awards that the NYSE Group human resources & compensation committee determines to be consistent with the purpose of the NYSE Group omnibus plan. Awards may be made under the NYSE Group omnibus plan in such amounts and subject to such terms and conditions as the human resources & compensation committee determines, each award granted will be evidenced by an award agreement containing such provisions and conditions as the human resources & compensation committee deems appropriate. [●] shares of NYSE Group common stock will be reserved for issuance under the NYSE Group omnibus plan.

Discretionary Pool

In addition to the NYSE Group omnibus plan, the chief executive officer of NYSE Group will have the authority to grant awards of shares of NYSE Group common stock to officers and employees of NYSE Group and its subsidiaries in his discretion and based on individual employee discretionary award guidelines or limits approved by the NYSE Group human resources and compensation committee. This discretionary pool of [●] shares of NYSE Group common stock will primarily be used for performance awards for individuals who may not normally be eligible to participate in the equity plan based on managerial level and will give the chief executive officer the flexibility to reward officers and employees as he considers appropriate.

Structure of NYSE Group

It is intended that the current businesses and assets of the NYSE will be reorganized so that, immediately after the mergers, these businesses and assets will be held in three separate entities:

- *New York Stock Exchange LLC.* New York Stock Exchange LLC will be the entity registered as a national securities exchange. New York Stock Exchange LLC is not expected to hold any assets other than all of the equity interests of NYSE Market and NYSE Regulation.

- *NYSE Market.* NYSE Market, Inc. will be a wholly owned subsidiary of New York Stock Exchange LLC. It will hold all of the NYSE's current assets and liabilities other than the NYSE's registration as a national securities exchange and other than the assets and liabilities relating to the regulatory functions currently conducted by the NYSE. NYSE Market will be the entity holding the assets and liabilities relating to the current securities exchange business of the NYSE.

- *NYSE Regulation.* NYSE Regulation, Inc. will be a New York not-for-profit corporation whose sole equity member will be New York Stock Exchange LLC. NYSE Regulation will continue to perform the regulatory responsibilities currently conducted by NYSE Regulation for the NYSE and will incorporate the regulatory responsibilities of the Pacific Exchange for Archipelago. For a more detailed description of the activities of NYSE Regulation, see "NYSE Regulation."

The businesses and assets of Archipelago will be held in a separate entity, Archipelago Holdings, Inc., which will wholly own Archipelago's subsidiaries, including, upon its acquisition by Archipelago, the Pacific Exchange.

Trading Licenses

NYSE Group common stock will not provide its holders with the right to trade on NYSE Market. Following the mergers, individuals will be able to trade on NYSE Market only if they or their member organizations have purchased a trading license from NYSE Group or NYSE Market. NYSE Group expects to make available 1,366 trading licenses immediately following the mergers, and that these licenses would have the following attributes:

- *Duration.* The trading license would entitle its holder to trade on NYSE Market for a year.

- *Availability.* Prior to completion of the mergers, trading licenses would be sold for the remainder of the year in which the mergers occur. Thereafter, NYSE Group expects to sell trading licenses through a modified Dutch auction on an annual basis. It also expects that it would have the right to sell additional trading licenses during the year at a price greater than the auction price, pro rated for the amount of time remaining for the year, in order to, among other things, ensure that the supply of trading licenses is adequate to meet demand of the trading licenses should conditions change after the auction. Holders of trading licenses would have the right to cancel their trading license in exchange for the pro-rated portion of the auction price based on the remaining duration of the trading license; however, in order to exercise this cancellation right, the holder would have to pay NYSE Market an early termination penalty equal to one-sixth of the total auction price for the 1-year trading license.

- *Pricing.* NYSE Group expects to sell trading licenses through a modified Dutch auction process once per year. NYSE Group expects that it will determine the number of trading licenses to make available, as well as set the minimum price for bids on a trading license. In the modified Dutch auction process, the actual price for a trading license would equal the lowest price (provided that such price is greater than or equal to the minimum price) at which NYSE Market receives a bid to acquire all of the trading licenses that it makes available.

- *Payment.* The price for the trading license would be payable by the holder of the trading license to NYSE Market in advance of each month.

- *Approval and Surveillance of NYSE Regulation.* Any bidder for a trading license would be subject to the approval and surveillance of NYSE Regulation.

No determination has been made as to whether NYSE Group or NYSE Market will issue separate licenses for electronic access or access for particular products.

This description of trading licenses reflects the current thinking based on a proposal developed by the NYSE's market performance committee. The proposed licensing scheme may change in the course of additional discussions with the market performance committee, as well as with the staff of the SEC. The proposal must be submitted to the SEC for its approval under Section 19 of the Exchange Act. During the approval process, interested parties will be able to comment on the proposals. As a result of this process, the licensing scheme eventually adopted may differ from the scheme described above.

The mergers will have no effect on the right of any party to trade securities on the trading facilities of Archipelago. Any registered broker-dealer who wishes to trade on ArcaEx must become a permit holder by obtaining an equity trading permit from PCX Equities. Broker-dealers that do not hold exchange trading permits may access ArcaEx through a broker-dealer that is a permit holder.

Principal Stockholders

The following table sets forth information, as of the date of this document, regarding the beneficial ownership of NYSE Group common stock, after giving effect to the mergers, of:

- each person that will be a beneficial owner of more than 5% of NYSE Group common stock;

- each of the named executive officers of NYSE Group;

- each director of NYSE Group; and

- all directors and named executive officers of NYSE Group, taken together.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of NYSE Group commons stock shown as beneficially owned by that stockholder. Percentage of beneficial ownership is based on the approximately [●] shares of NYSE Group common stock that will be outstanding immediately following the mergers and, in the case of directors and executive officers, on the ownership of Archipelago common stock as of July 19, 2005.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Class
Stockholders Owning Approximately 5% or more:		
General Atlantic LLC	10,380,505(1)	[●]
c/o General Atlantic Service Corporation		
3 Pickwick Plaza		
Greenwich, Connecticut 06830		
The Goldman Sachs Group, Inc.	[●](2)	[●]
85 Broad Street		
New York, New York 10004		
Directors:		
William E. Ford	3,802(3)	[●]
James J. McNulty	8,237(4)	[●]
Non-Director Officers:		
Gerald D. Putnam	1,318,901(5)	[●]
Nelson Chai	153,611(6)	[●]
Kevin J.P. O'Hara	153,611(7)	[●]
All directors, and executive officers as a group ([●] individuals in total)	[●]	[●]

---

* Less than 1%.

(1) Based solely on information on Schedule 13D, dated April 26, 2005, filed with the SEC by General Atlantic and its affiliated entities. Includes (a) 7,193,963 shares of NYSE Group common stock expected to be held by General Atlantic Partners 77, L.P. ("GAP 77") upon completion of the mergers; (b) 2,437,604 shares of NYSE Group common stock expected to be held by GAP-W Holdings, L.P. ("GAP-W") upon completion of the mergers; (c) 605,064 shares of NYSE Group common stock expected to be held by GAP Coinvestment Partners II, L.P. ("GAPCO II") upon completion of the mergers; (d) 129,835 shares of NYSE Group common stock expected to be held by GapStar, LLC ("GapStar") upon completion of the mergers; and (e) 14,039 shares of NYSE Group common stock expected to be held by GAPCO GmbH & Co. KG ("GAPCO KG") upon completion of the mergers. General Atlantic is the general partner of GAP 77, the general partner of GAP-W and the sole member of GapStar. The general partners of GAPCO II are managing directors of General Atlantic. GAPCO Management GmbH ("GAPCO Management") is the general partner of GAPCO KG. The managing directors of General Atlantic make voting and investment decisions with respect to GAPCO Management and GAPCO KG. General Atlantic, GAP 77, GAP-W, GapStar, GAPCO II, GAPCO KG and GAPCO Management (collectively, the "GA Group") are a "group" within the meaning of Rule 13d-5 of the Exchange Act. William E. Ford, a director of NYSE Group, is president and a managing director of General Atlantic and a general partner of GAPCO II. In addition, the other managing directors of General Atlantic are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Philip P. Trahanas, Tom C. Tinsley and Florian P. Wendelstadt. Other than the ownership of NYSE Group common stock through members of the GA Group, these individuals are not affiliated with NYSE Group or its management.

(2) Information relating to shares of NYSE Group common stock received in exchange for Archipelago common stock is based solely on information on Schedule 13G, dated December 31, 2004, filed with the SEC by The Goldman Sachs Group, Inc. and its affiliated entities. Includes (a) 5,877,797 shares of NYSE Group common stock expected to be held by Goldman Sachs Execution and Clearing, L.P. (formerly Spear, Leeds & Kellogg, L.P.); (b) 1,264,877 shares of NYSE Group common stock expected to be held by GS Archipelago Investment, L.L.C.; and (c) 163,048 shares of NYSE Group common stock expected to be held by SLK-Hull Derivatives L.L.C.

(3) Includes 3,802 shares of NYSE Group common stock underlying an equivalent number of vested restricted stock units expected to be held by Mr. Ford. Does not include the 10,380,505 shares expected to be held by General Atlantic and its affiliated entities, which Mr. Ford, as president and managing director of General Atlantic and a general partner of GAPCO II, could be deemed to beneficially own. Mr. Ford disclaims beneficial ownership of the shares expected to be held by General Atlantic and its affiliated entities.

(4) Includes 5,000 shares of NYSE Group common stock that Mr. McNulty is expected to hold directly, as well as 3,237 shares of NYSE Group common stock underlying an equivalent number of vested restricted stock units expected to be held by Mr. McNulty.

(5) Includes (i) 1,184,178 shares of NYSE Group common stock expected to be held by GSP, L.L.C., in which Mr. Putnam owns a controlling interest, and (ii) vested options to purchase 134,723 shares of NYSE Group common stock expected to be owned by Mr. Putnam, and to be exercisable within 60 days. Does not include 240,585 shares of NYSE Group common stock expected to be held by Terra Nova Trading, L.L.C., in which Mr. Putnam and his wife indirectly own an interest of approximately 40%. Mr. Putnam disclaims beneficial ownership of the shares expected to be held by Terra Nova Trading, L.L.C.

(6) Represents vested options to purchase 153,611 shares of NYSE Group common stock expected to be owned by Mr. Chai, and to be directly exercisable within 60 days.

(7) Represents vested options to purchase 153,611 shares of NYSE Group common stock expected to be owned by Mr. O'Hara and to be directly exercisable within 60 days.

REGULATION

Overview

Exchange and Broker-Dealer Regulation

Federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations and is subject to Congressional oversight. The second tier consists of the regulatory responsibilities of self-regulatory organizations, or SROs, over their members. SROs are non-governmental entities that are registered with, and regulated by, the SEC.

Securities industry SROs are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be a registered national securities exchange, an exchange must be able to carry out, and comply with, the purposes of the Exchange Act and the rules and regulations under the Exchange Act. In addition, as an SRO, an exchange must be able to enforce compliance by its members and individuals associated with its members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act and its own rules.

Broker-dealers must also register with the SEC, and member organizations must register with an SRO, submit to federal and SRO regulation, and perform various compliance and reporting functions.

The NYSE, as a national securities exchange and SRO, is registered with, and subject to oversight by, the SEC. Accordingly, the NYSE is regulated by the SEC and, in turn, is the regulator of its members and member organizations. Currently, the regulatory responsibilities of the NYSE are conducted by NYSE Regulation. For a discussion of the responsibilities and structure of NYSE Regulation and the effect of the mergers on NYSE Regulation, see "NYSE Regulation."

Archipelago Exchange, L.L.C., the operator of the equities trading facility of PCX Equities, is subject to SEC rules and regulations governing national securities exchanges and the rules of the Pacific Exchange and PCX Equities. The Pacific Exchange is also a registered national securities exchange and an SRO, and is subject to SEC oversight in the same manner as the NYSE. On January 3, 2005, Archipelago entered into a merger agreement to acquire PCX Holdings, the parent company of the Pacific Exchange and PCX Equities. Upon completion of the acquisition, PCX Holdings will become a direct, wholly-owned subsidiary of Archipelago. The Pacific Exchange will remain a wholly-owned subsidiary of PCX Holdings and will retain its SRO function.

Other Regulation

Archipelago operates certain other businesses which are also subject to extensive non-SRO regulation in the U.S. and in other jurisdictions in which they operate. These include:

- Archipelago's U.S. broker-dealer subsidiaries; and
- Archipelago's foreign subsidiaries registered or licensed in the United Kingdom or Canada.

SEC Oversight

The trading of securities in the United States is subject to vigorous regulation by the SEC, which oversees the regulatory functions of all registered securities exchanges and associations. It conducts on-site inspections through the Office of Compliance Inspections and Examinations and other divisions on a regular basis and evaluates the effectiveness of regulatory programs, making recommendations for improvements and enhancements. In particular, the SEC has broad-ranging oversight authority over the regulatory programs of the NYSE, the Pacific Exchange and ArcaEx with respect to examination of member organizations, market surveillance, enforcement and compliance with listing standards. Each of the NYSE and the Pacific Exchange, as SROs, and ArcaEx, as a facility of the Pacific Exchange, is potentially subject to regulatory or legal action by the SEC at any time. The SEC has broad enforcement powers, including the power to censure, fine, issue cease-and-

desist orders, prohibit these exchanges from engaging in some of their businesses or suspend or revoke their designation as registered national securities exchanges. For a description of recent SEC proceedings against the NYSE, see "Information about the NYSE—Legal Proceedings—SEC Administrative Proceedings." Action by the SEC can therefore result in the imposition of additional obligations on the NYSE, the Pacific Exchange and ArcaEx to expend additional money on regulatory resources and technology.

The NYSE, the Pacific Exchange (as well as ArcaEx through its certificate of incorporation) are subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make available their records to the SEC for examination.

Section 19 of the Exchange Act provides that the NYSE and the Pacific Exchange must generally submit proposed changes to their respective rules, practices and procedures, including revisions of the certificate of incorporation and constitution, as applicable, of the NYSE, the Pacific Exchange or ArcaEx, to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC's action is designed to ensure that the SRO's rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act.

Although NYSE Group will not be a registered SRO after the mergers, it will be the parent company of two SROs. As such, certain aspects of the certificate of incorporation, bylaws and structure of NYSE Group and its subsidiaries will be subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. See "Description of NYSE Group Capital Stock" for a description of certain of these restrictions.

SRO Regulation of Members

In general, SROs are responsible for regulating their members through the adoption and enforcement of rules governing the business conduct and financial responsibility of their members. Each SRO must:

- carry out and comply with, the purposes of the Exchange Act and the rules and regulations of the Exchange Act; and

- enforce compliance by its members and individuals associated with its members, with the provisions of the Exchange Act, the rules and regulations of the Exchange Act and the rules of the exchange.

In this capacity, each SRO, such as the NYSE or the Pacific Exchange, acts as a regulator of its members and must carry out certain regulatory activities including:

- establishing rules for the operation of the exchange;

- inspecting its member organizations;

- regulating market activity; and

- adopting and enforcing rules governing the business conduct and financial responsibilities of its members.

The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs, and, among other things, provide that one or more directors be representative of issuers and investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors, and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act. While these requirements are generally intended to safeguard the integrity of securities markets and the interests of public market participants, they do not specifically take into account or otherwise specifically protect the interests of the exchange's stockholders, as such.

U.S. Broker-Dealer Regulation of Archipelago

Wave Securities, Archipelago Securities, LLC and Archipelago Trading Services, Inc., are broker-dealers, regulated by both the SEC and the NASD. In addition, all three entities are members of the Pacific Exchange,

and Archipelago Securities is also a member of the NYSE and the American Stock Exchange. Registered broker-dealers are subject to a complex combination of federal law and SEC and SRO rules that cover all aspects of their business, including sales methods, trade practices, use and safekeeping of customer funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct of directors, officers and employees. Broker-dealers are also required to notify regulators when net capital falls below certain predefined criteria, and are limited in their ability to distribute or withdraw capital.

Regulation of Foreign Subsidiaries of Archipelago

Archipelago's subsidiary in the United Kingdom, Archipelago Europe Limited, is registered with, and regulated by, the Financial Services Authority of the United Kingdom. Archipelago's Canadian subsidiary, Wave Securities Canada, Inc., is registered with, and regulated by, the Ontario Securities Commission and the Quebec Securities Commission, and is a member of the Investment Dealers Association of Canada, a Canadian self-regulatory organization.

Recent Regulatory Developments

In November 2004, the SEC published for comment proposals that would require SROs, such as the NYSE and the Pacific Exchange, to implement certain corporate governance, transparency, oversight and ownership rules. If adopted, the rules would require, among other things, each SRO to submit to the SEC for approval its new or amended rules no later than four months following the date of publication of the final SEC rules in the Federal Register, and the SRO's rules would be effective no later than one year after this publication and approval. The SEC also published a concept release regarding the efficacy of self-regulation by SROs. The comment period on the proposals and concept release ended in March 2005.

In addition, on April 6, 2005, the SEC adopted Regulation NMS, which will alter in significant respects the regulatory environment governing the securities industry.

More information on the recent regulatory developments described below, including the full text of any documents published by the SEC, may be obtained from the SEC's website at the following address: www.sec.gov.

SEC Proposals Relating to Governance, Transparency, Oversight and Ownership

The SEC's proposals included requirements relating to the structure and procedures of SROs, including proposals concerning:

- the independence of directors;

- the representation of members, issuers and investors on the board of directors and standing committees of the board of directors;

- the effective separation of regulatory and business functions;

- the establishment of procedures to prevent use of regulatory information for non-regulatory purposes; and

- periodic public disclosure and reporting.

We do not know whether, or in what form, any of these proposals will be adopted. However, the proposed rules may result in changes to the manner in which NYSE Regulation conducts its business and governs itself. The new reporting rules also could, among other things, make it more difficult or more costly for NYSE Group and its subsidiaries to conduct their existing businesses or enter into new businesses. All SROs will be required to comply with any rules adopted as a result of the SEC's proposals.

SEC Concept Release

Simultaneously with the proposals described above, the SEC published a concept release exploring the efficacy of self-regulation by SROs. The SEC noted that, while competition in the U.S. securities industry has resulted in innovation in trading, lower trading costs and increased responsiveness to customers, it has also placed greater strain on the self-regulatory system and increased the perceived or actual conflicts inherent in the SRO model between the regulation of members and the realization of profits. The concept release discusses the inherent conflicts of interest between SRO regulatory operations, and members, market operations, issuers and stockholders, the costs and inefficiencies of multiple SROs arising from multiple and sometimes overlapping rules, inspection regimes and staff, the challenges of surveillance of cross market trading by multiple SROs, the funding SROs have available for regulatory operations and the manner in which SROs allocate revenue to regulatory operations. It also analyzes a number of alternative regulatory approaches.

NYSE and Archipelago Responses to SEC Proposals

The NYSE filed two comment letters with respect to the rule proposals and concept release and Archipelago filed one comment letter jointly with other securities exchanges. It is likely that the final requirements, when adopted, will require dedicated staff and resources the extent of which cannot be quantified at the present time, but which will be imposed on all SROs. Some of the proposals discussed in the concept release for reallocating regulatory responsibility could reduce the NYSE's self-regulatory authority and have a significant impact on NYSE Group, its business and operating results.

Regulation NMS

On April 6, 2005, the SEC adopted Regulation NMS, which is expected to significantly alter the regulatory environment governing the securities industry. The final rules were released on June 9, 2005. The provisions of Regulation NMS are described below and include the Order Protection Rule, Access Rule, Market Data Rule and Sub-Penny Rule.

In its final release, the SEC provide for extended compliance dates for each provision of Regulation NMS, specifically: (1) compliance with the Access Rule and Order Protection Rule will begin with a small group of representative NMS stocks (which are stocks included in the national market system that can be traded on a variety of venues, including national securities exchanges, alternative trading systems and market-making securities dealers), with the first phase beginning June 29, 2006, with all securities being subject to the rule beginning August 31, 2006; (2) compliance with the Sub-Penny Pricing Rule will begin on August 29, 2005 and (3) compliance with the Market Data Rule will begin on September 1, 2006.

Order Protection Rule. The Order Protection Rule modernizes "trade-through" protections which previously applied only to NYSE-listed and American Stock Exchange-listed securities. It requires trading centers to establish, maintain, and enforce written policies and procedures that are reasonably designed to prevent trade-throughs on that trading center of protected quotations and, if relying on exceptions to the Order Protection Rule, that are reasonably designated to assure compliance with the terms of the exception. To qualify for protection, a bid or offer must be an automated trading center's best bid or best offer (*i.e.*, one that, among other things, is displayed and immediately accessible through automatic execution). An "automated trading center" is essentially one that executes an incoming order on an immediate basis without human intervention. A trade-through is defined as the purchase or sale of an NMS stock during regular trading hours, either as principal or agent, at a price lower than a protected bid or higher than a protected offer. Displayed bids and offers not immediately accessible through automatic execution will not be protected from being traded through by any market under the Order Protection Rule. The Order Protection Rule also extends the trade-through provisions to all NMS stocks including Nasdaq-listed stocks.

The rule that currently applies makes no distinction between quotations available immediately for automated execution and those only available for manual execution. It also does not apply to Nasdaq-listed stocks. The Order Protection Rule also includes exceptions to the trade-through provisions such as intermarket

sweep orders, single-priced opening, reopening or closing transactions, benchmark orders, upstairs stops, quotations displayed by markets that fail to meet the response requirements for automated quotations, and flickering quotations with multiple prices displayed in a single second.

Access Rule. The Access Rule sets forth new standards governing access to quotations in NMS stocks. It requires fair and non-discriminatory access to quotations and establishes a limit on access fees to harmonize the pricing of quotations across different trading centers. Specifically, the Access Rule establishes a limit on the access fees charged by trading centers when incoming orders execute against their displayed quotes and undisplayed interests at the best bid or offer to $0.003 per share (30 cents per 100 share order) or, if the price of the best bid or offer is less than $1.00, to no more than 0.3% of the quotation price per share. The Access Rule also requires SROs to establish, maintain and enforce rules that require their members to reasonably avoid displaying quotes that lock or cross any protected quotation in an NMS stock, or manual quotations that lock or cross quotations in NMS stocks and prohibit their members from engaging in a pattern or practice of displaying quotations that lock or cross quotations. A locked market occurs when, for example, the price to buy a stock is the same as the price to sell the stock. A crossed market occurs when the price to buy a stock is higher than the price to sell the stock.

Market Data Rules and Plans. Regulation NMS updates the requirements for consolidating, distributing, and displaying market information, as well as amending the joint industry plans for disseminating market information to modify the formulas for allocating plan revenues and broaden participation in plan governance. The new formula allocates revenues to market centers based on the value of the quotes and trades for all securities rather than the current system that is based simply on the number of trades (as it relates to NYSE-listed securities) or a combination of trades and shares (as it relates to Nasdaq-listed securities). The new rule gives market centers and their members the ability to distribute their own data independently with or without charging fees. However, market centers will still be required to provide their best bids and offers and last sale information for consolidated dissemination through the joint-industry plans. The Market Data Rule also requires the SROs participating in the market data consolidation systems to create advisory committees composed of non-SRO representatives to the joint industry plans.

Sub-Penny Rule. The Sub-Penny Rule prohibits market participants from displaying, ranking, or accepting quotations in NMS stocks that are priced in an increment of less than $0.01, unless the price of the quotation is less than $1.00.

NYSE REGULATION

Overview

The NYSE is a self-regulatory organization, or SRO. As such, the NYSE is responsible for examining compliance with and enforcing the financial, operational and sales-practice rules and codes of conduct for members, member organizations and their employees, and has responsibility for regulatory review of their trading activities. In addition, the NYSE has the responsibility for enforcing compliance with listing standards and corporate governance requirements by listed companies.

Currently, the regulatory responsibilities of the NYSE are conducted within the NYSE by the following five divisions, employing approximately 700 people, which collectively are referred to as NYSE Regulation:

- Listed Company Compliance;

- Member Firm Regulation;

- Market Surveillance;

- Enforcement; and

- Dispute Resolution/Arbitration.

After the mergers, NYSE Regulation will continue to have the same responsibilities as its current responsibilities, as well as the regulatory responsibilities of the Pacific Exchange, except that NYSE Regulation will operate as a separate not-for-profit entity, rather than as a division of NYSE Group.

Activities of NYSE Regulation

Listed Company Compliance. To maintain the quality of its listings and protect investors, the NYSE requires its listed companies to meet original listing criteria and maintain continued compliance with listing standards, which the NYSE believes are among the most stringent of any securities market in the world. The Listed Company Compliance division monitors and enforces compliance with these standards. The division is split into two parts:

- the financial compliance group, which reviews a company's reported financial results both at the time of joining the NYSE and throughout its listing to ensure that it meets original listing and continued-listing requirements; and

- the corporate compliance group, which ensures that listed companies adhere to the highest standards of accountability and transparency, including enhanced governance requirements for configuration of corporate boards, director independence and financial competence of audit committees members.

The NYSE's listed company standards and rules regulating the original and continued listing of reporting companies are subject to review and approval by the SEC.

Member Firm Regulation. The Member Firm Regulation division conducts examinations of the more than 380 member firms (representing 90% of the total public customer accounts handled by broker-dealers in the United States) for financial, operations and sales-practice compliance. In addition, the Member Firm Regulation division interprets and develops NYSE rules, develops and administers various industry qualifications and examinations, and administers the NYSE's continuing education program for both the members on the trading floor as well as registered persons in the securities industry.

Staff of the Member Firm Regulation division reviews and visits member firms and their branch offices to monitor their financial condition, operations and sales practices and examine their compliance with SEC and NYSE regulations, such as capital and customer-protection rules, customer suitability, floor-trading requirements, maintenance of required books and records, credit regulation and anti-money laundering provisions. In 2004, staff of the Member Firm Regulation division conducted 469 such field examinations.

Market Surveillance. The Market Surveillance division is responsible for monitoring trading activities on the NYSE floor and trading by member firms of NYSE-listed securities, both on a real-time and post-trade basis. The Market Surveillance division reviews transactions to determine whether auction-market principles are being fairly maintained, and checks for abusive or manipulative trading practices and insider trading. It also develops rules and evaluates specialist performance. The Market Surveillance division uses sophisticated computer technology to detect unusual trading patterns, and the staff of the Market Surveillance division also maintains a presence on the trading floor. In 2004, the Market Surveillance division made 46 referrals to the enforcement division, and 29 formal disciplinary actions were instituted against individuals or member firms. Following NYSE surveillance referrals, the SEC initiated six actions involving 21 individuals resulting in $4 million in profit disgorgements, fines and penalties.

Enforcement. The Enforcement division investigates and prosecutes violations of NYSE rules and U.S. federal securities laws and regulations. Enforcement cases include customer-related sales practice violations, breaches of financial and operational requirements, books and records deficiencies, reporting and supervisory violations, misconduct on the trading floor, insider trading, market manipulation and other abusive trading practices. Sources of cases for the Enforcement division include examination findings referred by the Member Firm Regulation division, surveillance reviews referred by the Market Surveillance division, arbitration referrals from the Dispute Resolution/Arbitration division, reviews of customer complaints by the Enforcement division, settlements and reporting by member firms, referrals from the SEC and complaints by members of the investing public and securities professionals. In 2004, the Enforcement division prosecuted 195 cases, comprised of 145 actions against individuals and 50 actions against member firms.

Dispute Resolution/Arbitration. The Dispute Resolution/Arbitration division provides a neutral forum for the resolution of securities industries disputes in more than 46 cities throughout the United States. For more than 125 years, the NYSE has used arbitration to resolve disputes between investors and member firms/brokers and between member firms and their employees. Arbitration enables a dispute to be resolved quickly and fairly by impartial arbitrators, who are knowledgeable and trained in the art of resolving controversy. Mediation is another dispute resolution option that the NYSE offers. This is a voluntary process in which a neutral mediator meets with the parties and attempts to help them reach a settlement. Mediation is not binding, is not adversarial and no record of the mediation is kept.

NYSE Hearing Board

Hearings on cases brought against NYSE members, member organizations and their employees are conducted before a hearing panel under the purview of the NYSE Hearing Board, which hearing panel operates much like an administrative tribunal. The NYSE Hearing Board is not responsible for investigating conduct or bringing disciplinary actions, and it takes no part in deciding whether these investigations should be undertaken or whether disciplinary actions should be brought. The NYSE Hearing Board does not report through or to the chief regulatory officer, and the decisions of its hearing panels may be reviewed within the NYSE only by the NYSE board of directors.

Structure, Organization and Governance of NYSE Regulation

Prior to the Mergers

Currently, NYSE Regulation operates within the corporate structure of the NYSE. However, NYSE regulation is functionally separate from the market operations of the NYSE. NYSE Regulation reports to the NYSE's chief regulatory officer, who, in turn, reports directly to the NYSE board of directors through the board's regulatory oversight committee. This functional separation is intended to enhance independence and separation of duties.

After the Mergers

Upon completion of the mergers, NYSE Regulation will continue to be responsible for the regulation of NYSE members, member organizations and their employees. It will also incorporate the regulatory responsibilities of the Pacific Exchange.

NYSE Regulation will undergo several further and additional structural and governance changes to ensure its independence, given the status of NYSE Group as a for-profit and listed company.

NYSE Regulation will adopt structural and governance standards in compliance with applicable U.S. federal securities laws, and in particular, Section 6 of the Exchange Act with respect to fair representation of members. In addition, the structure and governance standards of NYSE Regulation will comply with any rules finally adopted by the SEC following its proposals relating to governance, transparency, oversight and ownership of SROs.

These arrangements will be subject to SEC approval. However, we anticipate that these structural and governance arrangements will include:

- NYSE Regulation as a separate, not-for-profit entity;

- A NYSE Regulation board of directors that will include some directors from NYSE Group and some directors unaffiliated with NYSE Group; and

- Services agreements regarding the regulatory services to be provided to New York Stock Exchange LLC and Archipelago, which services will include both market surveillance and listing compliance services.

NYSE Regulation will continue to fund its examination programs for assuring financial responsibility and compliance with sales practice rules, as well as testing and continuing education services (the primary functions of Member Firm Regulation) through fees assessed directly on member organizations, that are primarily calculated as a percentage of gross revenues of these member organizations. NYSE Regulation will also be compensated for the regulatory services provided to New York Stock Exchange LLC and Archipelago. No assets of, and no regulatory fees, fines or penalties collected by NYSE Regulation will be distributed or otherwise used by the rest of NYSE Group.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE GROUP

The following unaudited pro forma condensed combined financial data and explanatory notes present how the combined financial statements of the NYSE and Archipelago may have appeared had the businesses actually been combined at earlier dates. The unaudited pro forma condensed combined financial data shows the impact of the mergers on the companies' respective historical financial positions and results of operations under the purchase method of accounting with the NYSE treated as the acquiror of Archipelago and as if the acquisition of Archipelago had been completed on January 1, 2004, for statement of income purposes and on March 31, 2005 for statement of financial condition purposes.

In the business combination, a wholly owned subsidiary of NYSE Group will merge with and into Archipelago, and Archipelago common stockholders will have the right to receive one share of NYSE Group common stock for each share of Archipelago common stock that they own. In addition, a successor of the NYSE will merge with and into a wholly owned subsidiary of NYSE Group, and the members of the NYSE will be able to elect to receive either the standard consideration of $300,000 in cash and [●] shares NYSE Group or the cash election consideration or the stock election consideration. The elections are subject to proration so that the total cash consideration paid to NYSE members in the NYSE mergers will not exceed, in the aggregate, $409,800,000. Restricted stock units and stock options of Archipelago common stock at the effective time of the Archipelago merger will be converted into restricted stock units and stock options of NYSE Group stock on a one for one basis.

The mergers and related transactions will be treated under the purchase method of accounting for accounting purposes, and Archipelago's assets acquired and liabilities assumed will be recorded at their fair value. The fair value of NYSE Group securities to be issued to Archipelago stockholders is the purchase consideration in the mergers. We have assumed that the stock price of Archipelago is $22.43 per share (based on the average closing stock price for the five-day period beginning two days before and ending two days after April 20, 2005, the date the mergers were agreed to and announced) and that 48,263,000 shares of Archipelago common stock are outstanding at the date of the completions of the mergers.

The allocations of the purchase price to Archipelago's assets, including intangible assets, and liabilities are only preliminary allocations based on estimates of fair values and will change when estimates are finalized. Among the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," criteria have been established for determining whether intangible assets should be recognized separately from goodwill. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") provides, among other guidelines, that goodwill and intangible assets with indefinite lives will not be amortized, but rather are tested for impairment on at least an annual basis.

The unaudited pro forma condensed combined statements of income do not include any potential revenue and cost synergies.

The unaudited pro forma condensed combined statement of financial condition as of March 31, 2005 assumes that the business combination took place on that date and combines the March 31, 2005 historical statement of financial condition for the NYSE and the March 31, 2005 historical statement of financial condition for Archipelago. The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2004 and for the three months ended March 31, 2005 assume that the business combination took place on January 1, 2004. Both the fiscal years of the NYSE and Archipelago end on December 31. Therefore, the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 combines the pro forma fiscal year ended December 31, 2004 for the NYSE and the pro forma fiscal year ended December 31, 2004 for Archipelago. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2005 combines the historical three months ended March 31, 2005 for the NYSE and the historical three months ended March 31, 2005 for Archipelago. Reclassifications have been made to the historical financial statements of the NYSE and Archipelago to conform to the presentation expected to be used by NYSE Group.

The pro forma condensed combined financial data shown under this heading is unaudited, is presented for informational purposes only, and is not necessarily indicative of the financial position or results of operations that would actually have occurred had the mergers or the related transactions been consummated as of the dates or at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma condensed combined financial data shown under this heading and the accompanying notes should be read together with:

- the accompanying notes to the unaudited pro forma condensed combined financial data;

- the separate unaudited historical financial statements of the NYSE as of and for the three months ended March 31, 2005, included elsewhere in this document;

- the separate audited historical financial statements of the NYSE as of and for the fiscal year ended December 31, 2004 included elsewhere in this document;

- the separate unaudited historical financial statements of Archipelago as of and for the three months ended March 31, 2005 contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, which are incorporated by reference into this document (see "Where You Can Find More Information"); and

- the separate audited historical financial statements of Archipelago as of and for the fiscal year ended December 31, 2004 contained in its Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference into this document (see "Where You Can Find More Information").

NYSE GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
OF FINANCIAL CONDITION
AS OF MARCH 31, 2005
(Dollars in Thousands)

| | Historical | | Pro Forma | | |
	NYSE	Archipelago	Adjustments	Note	NYSE Group Combined
	(restated)				
Assets					
Current assets:					
Cash and cash equivalents	$ 32,610	$193,184	$(409,800)	(3.2)	$ (184,006)
Investment and other securities	1,122,379	—	—		1,122,379
Accounts receivable, net	150,033	65,900	—		215,933
Deferred income taxes	63,301	965	—		64,266
Other current assets	47,068	—	—		47,068
Total current assets	1,415,391	260,049	(409,800)		1,265,640
Property and equipment, net	341,542	47,808	23,883	(3.1)	413,233
Goodwill	—	131,865	369,637	(2)	501,502
Intangible assets, net	—	91,763	434,237	(3.1)	526,000
Deferred income taxes	311,940	6,997	—		318,937
Other assets	100,478	10,932	—		111,410
Total assets	$2,169,351	$549,414	$ 417,957		$3,136,722
Liabilities and Equity					
Current liabilities:					
Accounts payable and accrued expenses ..	$ 281,822	$ 66,228	$ —		$ 348,050
Deferred revenue	246,674	276	—		246,950
Deferred income taxes	10,543	1,625	—		12,168
Other current liabilities	81,824	1,039	—		82,863
Total current liabilities	620,863	69,168	—		690,031
Accrued employee benefits	317,538	—	—		317,538
Deferred revenue	375,092	474	—		375,566
Deferred income taxes	17,945	5,230	219,953	(3.3)	243,128
Other liabilities	18,013	—	—		18,013
Total liabilities	1,349,451	74,872	219,953		1,644,276
Minority interest	32,103	—	—		32,103
Equity	787,797	474,542	198,004	(3.2)	1,460,343
Total liabilities and equity	$2,169,351	$549,414	$ 417,957		$3,136,722

The accompanying notes are an integral part of the
unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(In thousands, except per share data)

	Historical		Pro Forma		
	NYSE	Archipelago	Adjustments	Note	NYSE Group Combined
	(restated)				
Revenues					
Trading fees	$ 37,953	$118,726	$ —		$156,979
Listing fees	85,995	118	—		86,113
Market data fees	44,150	14,850	—		59,000
Data processing fees	44,900	—	—		44,900
Other	75,528	862	—		76,390
Total revenues	288,526	134,556	—		423,082
Expenses:					
Compensation	126,553	12,504	—		139,057
Liquidity payments	—	51,938	—		51,938
Routing and clearing fees	—	26,507	—		26,507
Systems and communications	31,742	5,509	—		37,251
Professional services	28,050	3,133	—		31,183
Depreciation and amortization	26,173	5,421	2,146	(3.1)	33,740
Occupancy	17,036	1,444	—		18,480
Selling, general and administrative	15,009	6,163	—		21,172
Total expenses	244,563	112,619	2,146		359,328
Income (loss) before provision (benefit) for income taxes and minority interest	43,963	21,937	(2,146)		63,754
Provision (benefit) for income taxes	18,809	8,776	(858)	(3.3)	26,727
Minority interest and other	(865)	(4)	—		(869)
Net income (loss)	$ 26,019	$ 13,165	$ (1,288)		$ 37,896
Basic earnings per share		$ 0.28			$ 0.24
Diluted earnings per share		$ 0.28			$ 0.24
Basic weighted average shares outstanding		47,142	109,998	(3.4)	157,140
Diluted weighted average shares outstanding		47,799	111,531	(3.4)	159,330

The accompanying notes are an integral part of the
unaudited pro forma condensed combined financial statements.

**UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004**
(In thousands, except per share data)

	Historical		Pro Forma		
	NYSE	**Archipelago**	**Adjustments**	**Note**	**NYSE Group Combined**
	(restated)				
Revenues					
Trading fees	$ 153,562	$484,677	$ —		$ 638,239
Listing fees	329,798	445	—		330,243
Market data fees	167,590	56,598	—		224,188
Data processing fees	220,677	—	—		220,677
Other	213,259	1,831	—		215,090
Total revenues	1,084,886	543,551	—		1,628,437
Expenses:					
Compensation	518,059	42,794	—		560,853
Liquidity payments	—	200,655	—		200,655
Routing and clearing fees	—	129,505	—		129,505
Systems and communications	138,568	19,598	—		158,166
Professional services	132,702	11,520	—		144,222
Depreciation and amortization	95,720	26,680	8,582	(3.1)	130,982
Occupancy	68,558	4,609	—		73,167
Selling, general and administrative	84,281	32,891	—		117,172
Total expenses	1,037,888	468,252	8,582		1,514,722
Income (loss) before provision (benefit) for income taxes and minority interest	46,998	75,299	(8,582)		113,715
Provision (benefit) for income taxes	15,843	6,956	(3,433)	(3.3)	19,366
Minority interest and other	992	(597)	—		395
Net income (loss)	30,163	68,940	(5,149)		93,954
Deemed dividend on convertible preferred shares	—	(9,619)	—		(9,619)
Net income (loss) attributable to common stockholders	$ 30,163	$ 59,321	$ (5,149)		$ 84,335
Basic earnings per share		$ 1.47			$ 0.63
Diluted earnings per share		$ 1.38			$ 0.59
Basic weighted average shares outstanding		40,301	94,036	(3.4)	134,337
Diluted weighted average shares outstanding		42,915	100,135	(3.4)	143,050

The accompanying notes are an integral part of the
unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.

**NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS**

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial statements give effect to the merger of the NYSE and Archipelago in a transaction to be accounted for as purchase business combination, with the NYSE treated as the legal and accounting acquirer and as if the acquisition of Archipelago had been completed on January 1, 2004 for statement of income purposes and on March 31, 2005 for statement of financial condition purposes. For a summary of the mergers effecting the acquisition of Archipelago by the NYSE, see "The Mergers".

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been consummated during the period or as of the dates for which the pro forma data is presented, nor is it necessarily indicative of the future operating results or financial position of the NYSE Group.

The NYSE's purchase price for Archipelago has been allocated to the assets acquired and the liabilities assumed based upon management's preliminary estimate of their respective fair values as of the date of acquisition. Definitive allocations will be performed and finalized after the completion of the mergers. Accordingly, the purchase price allocation pro forma adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial data and are subject to revision based on a final determination of fair value after the closing of the mergers.

The accompanying unaudited pro forma condensed combined statements of income do not include (1) any revenue or cost saving synergies that may be achievable subsequent to the completion of the mergers, or (2) the impact of non-recurring items directly related to the mergers.

The unaudited pro forma condensed combined financial data does not give effect to the following:

- Archipelago's anticipated acquisition of PCX Holdings, Inc. and its subsidiaries; or
- The NYSE's anticipated issuance to NYSE employees of shares of NYSE Group common stock valued at up to $50 million upon completion of the mergers.

Certain reclassifications have been made to the Archipelago historical balances in the unaudited pro forma condensed combined financial statements in order to conform to the NYSE presentation.

Note 2—Purchase Price

For the purpose of preparing the accompanying unaudited pro forma condensed combined statement of financial condition as of March 31, 2005, management made the following assumptions:

- NYSE members exchanged each of their NYSE memberships for (1) $300,000 in cash (corresponding to an aggregate payment of $409.8 million to 1,366 members—see Note 3), and (2) shares of NYSE Group common stock representing 70% of the NYSE Group common stock issued and outstanding on a diluted basis; and
- Archipelago stockholders exchanged their shares of Archipelago common stock for the equivalent of 30% of the NYSE Group common stock issued and outstanding on a diluted basis.

The estimated fair value of NYSE Group securities to be issued to Archipelago stockholders to effect the mergers represents the purchase consideration in the mergers, which was computed as follows:

	48,263,000 shares(a)
times	$ 22.43 per share(b)
	$ 1,082 million

233

NYSE GROUP, INC.

**NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS—(Continued)**

(a)   Corresponding to the sum of (i) the aggregate number of Archipelago shares of common stock issued and outstanding as of March 31, 2005, plus (ii) the aggregate number of Archipelago stock options that would have been deemed outstanding for purposes of calculating earnings per share under the treasury stock method for the three months ended March 31, 2005, plus (iii) the aggregate number of Archipelago shares underlying restricted stock units, whether vested or unvested, as of March 31, 2005, minus (iv) the aggregate number of Archipelago shares held by any wholly-owned subsidiary of Archipelago as of March 31, 2005.

(b)   Corresponding to the average closing stock price of Archipelago for the five-day period beginning two days before and ending two days after April 20, 2005 (the date the mergers were agreed to and announced).

The following is a summary of the preliminary allocation of the above purchase price as reflected in the unaudited pro forma condensed combined statement of financial condition as of March 31, 2005 (in thousands):

Historical net assets acquired	$ 474,542
Elimination of Archipelago's historical goodwill and intangibles	(223,628)
Adjustment to fair value property and equipment	23,883
Fair value of identifiable intangible assets	526,000
Deferred tax impact of purchase accounting adjustments	(219,953)
Residual goodwill created from mergers	501,502
Total purchase price	$1,082,346

Note 3—Pro Forma Adjustments

(3.1) Fair Value of Archipelago's Fixed Assets and Intangible Assets

As of March 31, 2005, NYSE estimated the fair value of Archipelago's fixed assets and intangible assets (other than goodwill) to be $71.7 million (representing a $23.9 million increase in value over Archipelago's historical basis) and $526.0 million, respectively. The preliminary allocations included in the unaudited pro forma combined condensed financial data are as follows (in thousands):

	Increase in value	Estimated average remaining useful life	Estimated annual depreciation expense	Estimated quarterly depreciation expense
Fixed asset class:				
Software	$ 15,215	5 years	$3,043	$ 761
Other equipment	8,668	3 years	2,889	722
Fixed assets	23,883			
Intangible asset class:				
National securities exchange registration	473,000(a)	Indefinite	n/a	n/a
Customer relationships	20,000	20 years	1,000	250
Trade names	33,000(b)	20 years	1,650	413
Intangible assets	526,000			
Total	$549,883		$8,582	$2,146

234

(a) The contractual right to operate ArcaEx as the exclusive equities trading facility of the Pacific Exchange and PCX Equities allows Archipelago to (i) generate revenues from market data fees and listing fees, and (ii) to reduce its costs since clearing charges are not incurred for trades matched internally on ArcaEx. Archipelago is eligible to earn market data and listing fees and benefit from clearing cost savings as a result of obtaining its exchange status through the Pacific Exchange's national securities exchange registration.

(b) Includes the Archipelago and ArcaEx trade names.

(3.2) Equity

As of March 31, 2005, the equity of the NYSE Group consisted of the following (in thousands):

Historical equity of NYSE (restated)	$ 787,797	
Less: NYSE payment to members	(409,800)	See Note 1
Estimated fair value of Archipelago	1,082,346	
Total equity of NYSE Group	$1,460,343	

(3.3) Income Taxes

Current and deferred income tax impacts as a result of purchase accounting adjustments were estimated at a 40.0% blended federal, state and local income tax rate for the periods presented.

(3.4) Weighted Average Number of Shares Outstanding

The weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share for the respective periods was computed using Archipelago's historical weighted average number of shares outstanding adjusted to reflect the exchange of shares of Archipelago common stock for the equivalent of 30% of the NYSE Group common stock.

DESCRIPTION OF NYSE GROUP CAPITAL STOCK

The following summary is a description of the material terms of NYSE Group's capital stock as of the effective time of the mergers and is not complete. You should also refer to (1) the form of NYSE Group certificate of incorporation that will be in effect as of the completion of the mergers, which is included as Exhibit 2.1 to the registration statement of which this document forms a part, (2) the NYSE Group bylaws that will be in effect as of the completion of the mergers, which is included as Exhibit 2.2 to the registration statement of which this document forms a part, and (3) the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of the effective time of the mergers, NYSE Group will be authorized to issue up to [●] shares of common stock. Immediately following the mergers, NYSE Group expects there to be approximately [●] shares of NYSE Group common stock outstanding.

Holders of NYSE Group common stock are entitled to receive dividends when, as and if declared by the NYSE Group board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Group preferred stock. For more information about NYSE Group's dividends, see "Information About NYSE Group—Dividend Policy" and "Risk Factors—NYSE Group does not expect to pay dividends on common stock in the short term."

Each holder of NYSE Group common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, all voting rights are vested in the holders of shares of NYSE Group common stock. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of NYSE Group, the holders of NYSE Group common stock will be entitled to share equally in any of the assets available for distribution after NYSE Group has paid in full all of its debts and after the holders of all series of NYSE Group' outstanding preferred stock, if any, have received their liquidation preferences in full.

The issued and outstanding shares of NYSE Group common stock are fully paid and nonassessable. Holders of shares of NYSE Group common stock are not entitled to preemptive rights. Shares of NYSE Group common stock are not convertible into shares of any other class of capital stock.

Ownership and Voting Limits on NYSE Group Capital Stock

The NYSE Group certificate of incorporation will place certain ownership and voting limits on the holders of its capital stock:

- No person (including related persons) may beneficially own shares of capital stock representing more than 20% of the aggregate voting power of NYSE Group's outstanding capital stock;

- No person (including related persons) may possess the right to vote or cause the voting of shares representing more than 10%, in the aggregate, of the total number of votes entitled to be cast on any matter, and no person (including related persons) may acquire the ability to vote more than 10% of the aggregate number of votes being cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Group's outstanding capital stock;

The term "related persons" means (1) any other person whose beneficial ownership of voting capital stock of NYSE Group would be aggregated with a person's beneficial ownership under Rules 13d-3 and 13d-5 under the Exchange Act; (2) with respect to any natural person, any relative or spouse, or any relative of a spouse who has

the same home as that or who is a director or officer of NYSE Group or any of its subsidiaries; and (3) any two or more persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of NYSE Group's capital stock.

The NYSE Group board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which will be filed with the SEC), subject to a determination of the board that the acquisition:

- will not impair the ability of our applicable subsidiaries to carry out their respective functions and responsibilities as a national securities exchange or as an SRO, as applicable; and

- will not impair the SEC's ability to enforce the Exchange Act.

In making these determinations, the board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and our governance.

These provisions of the NYSE Group certificate of incorporation could delay or deter a change of control of NYSE Group, which could adversely affect the price of NYSE Group common stock.

The NYSE Group certificate of incorporation also requires any stockholder that the board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including related persons) that at any time beneficially owns [●]% or more of NYSE Group's outstanding capital stock, to provide to NYSE Group, upon the board's request, complete information as to all shares of capital stock of NYSE Group that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above.

Transfer Restrictions on Certain Shares of NYSE Group Common Stock

The NYSE Group certificate of incorporation subjects any share of NYSE Group common stock issued to NYSE members in the NYSE mergers to certain transfer restrictions. During the applicable lock-up period, shares of NYSE Group common stock issued to the NYSE members may not be directly or indirectly assigned, sold, transferred, pledged, hypothecated or otherwise disposed. The lock-up period will begin on the date of completion of the mergers, and the shares subject to the lock-up will expire in equal installments on the first, second and third anniversaries of that date. However, if the beneficial owner of NYSE Group common stock dies, the transfer restrictions will automatically be removed from such holder's shares of NYSE Group common stock.

Prior to the completion of the mergers, the NYSE has the right to amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to the NYSE members in the mergers. If it chooses to do so, the NYSE must offer the parties to the support and lock-up agreements to similarly amend the scope of the transfer restrictions imposed on the shares of NYSE Group common stock to be issued to those parties in the mergers. The NYSE currently expects to amend the scope of the transfer restrictions to permit transfers to related parties and estate planning vehicles, as long as these recipients will be subject to the same restrictions on transfer.

After the completion of the mergers, the NYSE Group board of directors may, at its discretion, remove the transfer restrictions applicable to any number of shares of NYSE Group common stock on terms and conditions and in ratios and numbers that it may fix in its sole discretion.

Shares of NYSE Group common stock issued to certain investment entities affiliated with General Atlantic LLC, The Goldman Sachs Group, Inc. and Gerald D. Putnam in the Archipelago merger will also be subject to transfer restrictions pursuant to the support and lock-up agreements. For a description of these transfer restrictions, see "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock." If the NYSE Group board of directors removes the transfer restrictions from the shares of NYSE Group common stock held by the entities affiliated with General Atlantic or Goldman Sachs Group, the transfer restrictions on a proportionate number of shares held by the former NYSE members will automatically be removed.

U.S. Federal Income Tax Considerations for Non-U.S. Holders of NYSE Group Common Stock

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of NYSE Group common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code, final temporary or proposed U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). In general, a "non-U.S. holder" is any holder other than:

- a citizen or resident of the United States;

- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

- an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

- a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of NYSE Group common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances. In addition, except to the extent provided below, this discussion does not address federal tax laws other than those pertaining to the federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships or other pass-through entities, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of NYSE Group common stock.

Dividends

In general, dividends, if any, paid by NYSE Group to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of these entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of NYSE Group Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of NYSE Group common stock unless:

- the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to U.S. federal income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

- the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

- NYSE Group is or has been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes (which we do not believe that we have been, currently are, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of NYSE Group common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that NYSE Group common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that NYSE Group common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the NYSE.

U.S. Federal Estate Tax

Shares of NYSE Group common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, NYSE Group must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of shares of NYSE Group common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of NYSE Group common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of NYSE Group common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

- a U.S. person;

- a "controlled foreign corporation" for U.S. federal income tax purposes;

- a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

- a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge (or reason to know) to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of NYSE Group common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of NYSE Group common stock.

COMPARISON OF RIGHTS PRIOR TO AND AFTER THE MERGERS

This section describes the material differences between the rights of holders of NYSE memberships and holders of Archipelago common stock prior to the mergers, on the one hand, and the rights of holders of NYSE Group common stock after the mergers, on the other hand.

The differences between the rights of holders of NYSE memberships prior to the mergers and the rights of holders of NYSE Group common stock after the mergers primarily result from:

- the fact that the NYSE is a New York not-for-profit corporation, whereas NYSE Group is a Delaware for-profit corporation; and

- the differences between the governing documents of the NYSE and NYSE Group.

Because both Archipelago and NYSE Group are Delaware corporations, the differences between the rights of holders of Archipelago common stock prior to the mergers and the rights of holders of NYSE Group common stock after the mergers primarily result from differences between the two company's respective governing documents.

This section does not include a complete description of all differences among the rights of the NYSE members, the Archipelago stockholders, and the NYSE Group stockholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences that may be equally important do not exist. All NYSE members and Archipelago stockholders are urged to read carefully the relevant provisions of the New York Not-For-Profit Corporation Law and the Delaware General Corporation Law, as well as the NYSE certificate of incorporation and constitution, the Archipelago certificate of incorporation and bylaws, and the form of NYSE Group certificate of incorporation and bylaws that will be in effect upon completion of the mergers (which forms are included as Exhibits 3.1 and 3.2, respectively, of the registration statement of which this document forms a part).

In considering the terms of the NYSE Group certificate of incorporation and bylaws, NYSE Group considered its important role as a promulgator of corporate governance standards for its listed companies, the unique role played by NYSE Group in the U.S. national market system and the independence and public interest criteria embodied in its director selection criteria, as well as pronouncements from the SEC, including the SEC's proposed Regulation SRO.

Copies of the NYSE certificate of incorporation and constitution and the Archipelago certificate of incorporation and bylaws are available to NYSE members and Archipelago stockholders, respectively, upon request. See "Where You Can Find More Information."

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Authorized Equity Interests

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
The NYSE certificate of incorporation authorizes a total of 1,366 NYSE memberships. A regular NYSE member in good standing may lease his or her membership to a person approved by the NYSE. During the term of the lease, the lessee is considered to be, and the lessor is not be considered to be, a NYSE member, except that the lessor, and not the lessee, is entitled to receive, any distribution of the assets of the NYSE in the event of any liquidation, dissolution, or winding up of the affairs of the NYSE. Under the lease agreement, the lessor may retain the right to vote the leased membership or that right may pass to the lessee.	*Common Stock*. Archipelago is currently authorized to issue up to 165,000,000 shares of common stock, par value $0.01 per share. *Preferred Stock*. Archipelago is currently authorized to issue up to 35,000,000 shares of preferred stock, par value $0.01 per share.	*Common Stock*. As of the effective time of the mergers, NYSE Group will be authorized to issue up to [●] shares of NYSE Group common stock. Immediately following the mergers, NYSE Group expects there to be approximately [●] shares of NYSE Group common stock outstanding. *Preferred Stock*. As of the effective time of the mergers, NYSE Group will be authorized to issue up to [●] shares of preferred stock, par value $0.01 per share. NYSE Group expects that no shares of preferred stock will be issued or outstanding immediately following completion of the mergers.

Dividends/Distributions

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
As a "board of trade" under the New York Not-For-Profit Corporation Law, the NYSE may make distributions of cash or property to its members, where the board of directors finds that the cash, property or other benefit is not required for the conduct of its corporate purposes. However, this action may not be taken when the corporation is currently insolvent or would thereby be made insolvent or rendered unable to carry on its corporate purposes, or when the fair value of the NYSE's assets remaining after the taking of the action would be insufficient to meet its liabilities.	Holders of Archipelago common stock are entitled to receive dividends when, as and if declared by the Archipelago board of directors out of funds legally available for payment, subject to the rights of holders, if any, of Archipelago preferred stock.	Same as for Archipelago.

| NYSE Members | Archipelago Stockholders | NYSE Group Stockholders |

Annual Meeting of Members / Stockholders

A meeting of the NYSE members entitled to vote thereat is held annually at any time and date as the board of directors may select, but in no event later than the first Thursday in June or, if the NYSE is not open for business on that day, on the next succeeding business day.

An annual meeting of stockholders is held for the election of directors at any date, time and place as may be designated by the Archipelago board of directors from time to time.

Annual meetings of stockholders for the election of directors, and for any other business as may be stated in the notice of the meeting, will be held at any date, time and place as the NYSE Group board of directors determines. If the NYSE Group board of directors fails to determine date of the meeting, the meeting will be held on the first Tuesday in April, unless this date falls upon a legal holiday, in which case the meeting will be held on the next succeeding business day.

Special Meeting of Members / Stockholders

Special meetings of the members may be called by the chairman of the board of directors. The chairman must call a special meeting upon the direction of the board or upon the written request of one hundred members.

Special meetings of stockholders may be called at any time by, and only by, the board of directors, the chief executive officer or the chairman of the Archipelago board of directors, to be held at any date, time and place as may be stated in the notice of the meeting.

Special meetings of stockholders may be called at any time by, and only by, the chairman of the board of directors, the chief executive officer, or by resolution of a majority of the entire NYSE Group board of directors.

Voting Rights—General

Each regular NYSE member in good standing is entitled to one vote on each matter at any meeting of the NYSE members.

Each physical access member in good standing is entitled to one vote, and each electronic access member in good standing who became an electronic access member prior to March 30, 1986 is entitled to one-half of a vote, on each office or position to be filled at any election or upon any other matter at any meeting of the NYSE members, except for a number of specified matters, including any merger or consolidation, or any proposal to amend any of the rights of such members.

Each holder of Archipelago common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock issued and subject to applicable law, all voting rights are vested in the holders of shares of Archipelago common stock. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors.

Same as for Archipelago.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Voting Rights in Extraordinary Transactions

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Under the New York Not-For-Profit Corporation Law, approval of a plan of merger or consolidation requires the affirmative vote of at least two-thirds of the votes cast at a meeting of members. The affirmative vote must also represent a quorum, which is a majority of the NYSE memberships entitled to vote on the proposal.	The Delaware General Corporation Law generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation's certificate of incorporation may provide for a greater vote, the Archipelago certificate of incorporation does not.	Same as for Archipelago.

Trading Rights / Licenses

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
A NYSE membership carries with it a trading right which entitles its holder to trade on the NYSE or to lease the right to trade to a third party, subject to approval of the NYSE.	Archipelago common stock does not entitle its holder to any trading rights or license to use the trading facilities of Archipelago or ArcaEx.	NYSE Group common stock will not entitle its holder to any trading rights or licenses on any of the securities exchanges of NYSE Group.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Transfer Restrictions/Ownership and Voting Limits

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Ownership Limitation. None.	*Ownership Limitation*. (i) No person, either alone or with its related persons (as this term is defined in the Archipelago certificate of incorporation) may beneficially own shares of capital stock representing more than 40% of the aggregate voting power of the outstanding capital stock of Archipelago; (ii) For as long as ArcaEx is a facility of the Pacific Exchange and PCX Equities and the facility services agreement governing this arrangement is in full force, no person who holds an equities trading permit of PCX Equities, either alone or together with its related persons (as this term is defined in the Archipelago certificate of incorporation), may own, directly or indirectly, shares of Archipelago stock representing more than 20% of the aggregate voting power of the outstanding capital stock of Archipelago; and (iii) No person, either alone or with its related persons, that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act may beneficially own shares representing more than 20% of the aggregate voting power of the outstanding Archipelago capital stock.	*Ownership Limitation*. No person, either alone or with its related persons (as this term is defined in the NYSE Group certificate of incorporation) may beneficially own shares of capital stock representing more than 20% of the aggregate voting power of the outstanding capital stock of NYSE Group.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Voting Limitation. All NYSE members who are in good standing have the right to vote their NYSE membership, unless this voting right has been transferred to the lessee of the NYSE membership.	*Voting Limitation.* No person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 20%, in the aggregate, of the total number of votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 20% of the aggregate number of votes being cast on any matter by virtue of agreements entered into by other persons not to vote shares of Archipelago capital stock.	*Voting Limitation.* No person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10%, in the aggregate, of the total number of votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the aggregate number of votes being cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Group capital stock.
	The Archipelago board of directors may waive certain of the provisions regarding ownership and voting limits on certain conditions.	The NYSE Group board of directors may waive certain of the provisions regarding ownership and voting limits on certain conditions.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Restrictions on Transfer. All transfers of NYSE memberships are subject to the approval of the NYSE. Upon any transfer of a NYSE membership, the proceeds are applied by the NYSE, first to the payment of sums due to the NYSE, and second, to the payment of any losses arising directly from the closing out of contracts entered into in the ordinary course of business on the NYSE for the purchase, sale, borrowing or loaning of securities. After deduction of the NYSE's expenses, the surplus is paid to the transferor.	*Restrictions on Transfer.* None.	*Restrictions on Transfer.* NYSE members who receive shares of NYSE Group common stock in the NYSE mergers will not have the right to sell or transfer their shares of NYSE Group common stock until the expiration of the lock-up period that applies to their shares. The lock-up period will expire on the first, second and third anniversaries of the completion of the mergers, each with respect to one-third of the shares of NYSE Group common stock issued in the NYSE mergers. The NYSE Group board of directors, however, will have the right to remove these transfer restrictions, in whole or in part, at an earlier date. If the NYSE Group board of directors releases from the lock-up any of the NYSE Group common stock received by General Atlantic or Goldman Sachs Group in the Archipelago merger, the transfer restrictions will automatically be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members. See "Support and Lock-Up Agreements—Lock-Up of NYSE Group Common Stock" and "Description of NYSE Group Capital Stock—Transfer Restrictions on Certain Shares of NYSE Group Common Stock."

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Member or Stockholder Proposals

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Other than proposals for the nomination of directors and for amendments to the constitution (see below), there are no provisions in the NYSE certificate of incorporation or constitution to provide for the proposal of any other business by members.	The proposal of business to be considered by the stockholders may be made by any stockholder of Archipelago by giving notice to the Secretary of Archipelago within a certain period. Such business must also be a proper matter for stockholder action.	Same as for Archipelago.

Board of Directors

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
The NYSE board of directors consists of the chairman of the board, the chief executive officer (if this individual is not also the chairman), and the number of directors elected by the NYSE members as is fixed from time to time by resolution of the board, provided that this number may not be less than six nor more than twelve. The NYSE directors elected by the members must be independent. Directors serve for a term of one year (or until the end of the term of his or her predecessor if he or she has been elected to succeed a person who has not completed his or her one-year term).	The number of Archipelago directors is fixed only by resolution of the Archipelago board of directors from time to time. There are currently nine directors. Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.	Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the exact number of NYSE Group directors will initially be fourteen and may thereafter be fixed from time to time exclusively by the NYSE Group board of directors pursuant to a resolution adopted by a majority of the whole board. Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Nomination and Appointment of Directors

NYSE directors are elected by the NYSE members at the annual meeting. Nominees receiving the highest number of votes are declared elected. In the case of a tie vote, the names of the nominees involved are referred to the board of directors, which, by the affirmative vote of a majority of the entire board, makes a selection.	Directors are elected by the stockholders at each annual meeting of stockholders. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Same as for Archipelago.
The Industry Members of the board of executives recommend to the board candidates constituting 20% of the number of directors to be elected by the NYSE members, but in no event fewer than two directors. The remainder of the directors are recommended by the nominating & governance committee of the NYSE board of directors.	The nomination of a director for election may be made by any stockholder of Archipelago by giving notice to the Secretary of Archipelago within a certain period. Any vacancy on the board of directors may be filled only by a majority vote of the remaining directors then in office.	
NYSE members may propose by petition nominees for director. Any such nominee must be endorsed by not less than forty members and no member may endorse more than one nominee, provided, however, that not less than one hundred members may, by petition, propose an entire ticket.		
Any board vacancy may be filled, after nomination by the nominating & governance committee or the Industry Members of the board of executives, as the case may be, by the affirmative vote of a majority of the entire board, unless the board determines that the vacancy need not be filled until the next annual election. A director so elected serves until the next annual election of the NYSE and until his or her successor is elected and takes office.		

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
	Removal of Directors	
In the event of the refusal or failure of a director of the NYSE to discharge his or her duties, or for any cause deemed sufficient by the board of directors, the board of directors may, by the affirmative vote of a majority of the entire board, remove this director and declare that office or position to be vacant.	Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.	Subject to the rights of the holders of any series of preferred stock with respect to this series of preferred stock, any director, or the entire board of directors, may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least 80% of the votes entitled to be cast by the holders of the then-outstanding shares of the corporation's capital stock entitled to vote in an election of directors, voting together as a single class.
Under the New York Not-For-Profit Corporation Law, any or all of the directors may be removed for cause by vote of the members.	Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of an SRO from office under certain circumstances.	
Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of an SRO from office under certain circumstances.		Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of an SRO from office under certain circumstances.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders

Amendments to Certificate of Incorporation

Pursuant to the New York Not-For-Profit Corporation Law, the NYSE may amend its certificate of incorporation. Amendments must be authorized by the affirmative vote of a majority of the members entitled to vote on such amendment.	Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class. Subject to the Delaware General Corporation Law, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the Pacific Exchange board of directors. If the Pacific Exchange board of directors determines that the amendment must be filed with and/or approved by the SEC, then the amendment may not be effectuated until this has taken place.	The NYSE Group certificate of incorporation will provide that NYSE Group reserves the right from time to time to amend or repeal any provision of the NYSE Group certificate of incorporation and that all rights conferred thereby are granted subject to this right. The affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of capital stock of NYSE Group entitled to vote generally in the election of directors, voting together as a single class, will be required to amend in any respect or repeal provisions relating to the NYSE Group board of directors, the amendment of the bylaws, the ownership and voting limitation provisions, and the amendment of the certificate of incorporation.

Amendments to Bylaws / Constitution

The provisions of the constitution relating to the board of executives (with limited exceptions), the board of directors, the officers and indemnification may be amended or repealed, and new provisions may be adopted, by the affirmative vote of a majority of the entire board of directors, or by the NYSE members entitled to vote thereon. The remainder of the NYSE constitution may be amended or repealed, and new provisions may be adopted, only by the NYSE members entitled to vote thereon. Amendments may be proposed by the signed petition of not less than 175 NYSE members (who would be	The Archipelago board of directors is expressly empowered to adopt, amend or repeal bylaws of Archipelago. The stockholders may adopt additional bylaws and amend, modify or repeal any bylaw whether or not adopted by them, by a majority of votes cast at a meeting by stockholders entitled to vote. Subject to the Delaware General Corporation Law, before any amendment or repeal of any provision of the bylaws is effective, it must be submitted to the Pacific Exchange board of directors. If the Pacific Exchange board of directors determines that	The NYSE Group board of directors will be expressly empowered to adopt, amend or repeal bylaws of NYSE Group, on approval of a majority of the entire board. Amendments to the NYSE Group bylaws will be subject to any required approvals of the SEC under Section 19 of the Exchange Act.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
entitled to vote on the proposed amendment). Whether or not the proposed amendment is approved by the board of directors, the board must submit it to the members for a vote. Amendments to the NYSE's constitution are subject to any required approvals of the SEC under Section 19 of the Exchange Act.	the amendment must be filed with and/or approved by the SEC, then the amendment may not be effectuated until this has taken place. Amendments to the Archipelago bylaws are subject to any required approvals of the SEC under Section 19 of the Exchange Act.	

Gratuity Fund

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
Under the NYSE constitution, each NYSE member must pay a sum to the NYSE's Gratuity Fund when becoming a member. Upon the death of any NYSE member, funds contained in the Gratuity Fund are used to pay a sum of money to the spouse and/or children of the deceased member. In connection with the mergers, the NYSE currently expects to distribute amounts in the Gratuity Fund to the NYSE members.	Archipelago does not have an equivalent to the NYSE's Gratuity Fund.	NYSE Group will not have an equivalent to the NYSE's Gratuity Fund.

Appraisal or Dissenters' Rights

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
There are no dissenters' or appraisal rights under the New York Not-For-Profit Corporation Law.	Under the Delaware General Corporation Law, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation's stock is either (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 holders.	Same as for Archipelago.

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
	Even if a corporation's stock meets the foregoing requirements, however, the Delaware General Corporation Law provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, or (3) any combination of the foregoing.	

Anti-Takeover Legislation

NYSE Members	Archipelago Stockholders	NYSE Group Stockholders
There are no relevant anti-takeover provisions in the New York Not-For-Profit Corporation Law, or in the NYSE constitution or certificate of incorporation.	Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation that has not "opted out" of coverage by this section in the prescribed manner may not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an "interested stockholder" unless: • prior to that time the corporation's board of directors approved either the business	See the summary of the relevant provisions of the Delaware General Corporation Law contained column describing the rights of Archipelago stockholders. The NYSE Group certificate of incorporation and bylaws will not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

combination or the transaction that resulted in the stockholder becoming an "interested stockholder";

- upon completion of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by individuals who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the stock ownership plan will be tendered in a tender offer or exchange offer; or

- at or subsequent to that time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the "interested stockholder."

The three-year prohibition on business combinations with an "interested stockholder" does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:

- listed on a national security exchange;

- authorized for quotation on the Nasdaq Stock Market; or

- held of record by more than 2,000 stockholders,

unless, in each case, this result was directly or indirectly caused by the "interested stockholder" or from a transaction in which a person became an "interested stockholder."

An "interested stockholder" generally means any person that:

- is the owner of 15% or more of the outstanding voting stock of the corporation; or

- is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether this person is an "interested stockholder,"

and the affiliates and associates of this person.

The term "business combination" is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation's assets and various other transactions which may benefit an "interested stockholder."

The Archipelago certificate of incorporation and bylaws do not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz, counsel for the NYSE and NYSE Group, has provided an opinion for NYSE Group regarding the validity of the shares of NYSE Group offered by this document.

EXPERTS

The financial statements of the NYSE as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 included in this document have been so included in reliance on the report (which contains an explanatory paragraph relating to the NYSE's restatement of its financial statements as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheets of Archipelago as of December 31, 2004 and 2003, and the consolidated state of income for Archipelago for each of the years in the three-year period ended December 31, 2004, incorporated in this document by reference to Archipelago's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Archipelago files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that they and NYSE Group files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC's website at http://www.sec.gov. Copies of documents filed by Archipelago and NYSE Group with the SEC are also available at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005 and Archipelago at Archipelago Holdings, Inc., Attn: Investor Relations, 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606, (888) 514-7284.

NYSE Group has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the NYSE Group common stock to be issued in the mergers. This document constitutes the prospectus of NYSE Group filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

The SEC allows us to "incorporate by reference" into this document documents filed with the SEC by Archipelago. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by Archipelago under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of our meetings:

Archipelago Filings (SEC File Number 001-32274; CIK No. 0001107389):	Periods
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005
Current Reports on Form 8-K	Filed with the SEC on January 4, 2005, January 21, 2005, February 3, 2005, February 10, 2005, March 4, 2005, March 9, 2005, March 10, 2005, April 8, 2005, April 12, 2005, April 20, 2005 (two reports), April 21, 2005 (five reports), April 22, 2005, April 25, 2005 (two reports), April 26, 2005, June 3, 2005, June 8, 2005 (other than the portions of those documents not deemed to be filed)
Proxy Statement on Schedule 14A	Filed April 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
the New York Stock Exchange, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, members' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of the New York Stock Exchange, Inc. and its subsidiaries (the "Company"), as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its financial statements as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004.

March 8, 2005, except for Notes 3 and 14, as to which the date is July 18, 2005

/s/   PricewaterhouseCoopers LLP

New York, New York

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in Thousands)

	December 31,	
	2004	**2003**
	(Restated)	**(Restated)**
Assets:		
Current assets:		
Cash and cash equivalents	$ 15,456	$ 11,004
Securities purchased under agreements to resell	55,209	121,920
Investment securities, at fair value	914,845	871,994
Accounts receivable, net	102,941	105,469
Taxes receivable	26,906	52,543
Deferred tax asset	83,039	84,609
Other assets	46,230	20,074
Total current assets	1,244,626	1,267,613
Property and equipment, at cost, less accumulated depreciation and amortization	343,424	345,598
Investments in affiliates, at cost	2,652	2,584
Non-current deferred tax asset	291,639	281,009
Other assets	99,910	112,395
Total assets	$1,982,251	$2,009,199
Liabilities and equity of members:		
Current liabilities:		
Accounts payable	$ 99,165	$ 77,950
Accrued expenses	208,031	209,651
Deferred tax liability	11,264	11,473
Deferred revenue	85,955	84,204
SEC Activity Remittance payable	82,482	129,878
Total current liabilities	486,897	513,156
Liabilities due after one year:		
Accrued employee benefits	311,831	338,525
Non-current deferred tax liability	17,413	5,800
Deferred revenue	335,509	346,163
Other long-term liabilities	29,927	45,750
Total liabilities	1,181,577	1,249,394
Minority interest	33,206	31,452
Commitments and contingencies		
Members' equity:		
Equity of members	767,032	736,869
Accumulated other comprehensive income (loss)	436	(8,516)
Total equity of 1,366 members	767,468	728,353
Total liabilities and members' equity	$1,982,251	$2,009,199
Equity per member having distributive rights	$ 562	$ 533

The accompanying notes are an integral part of these consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands)

	Year Ended December 31,		
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Revenues:			
Activity assessment fees	$ 359,755	$ 419,744	$ 290,382
Listing fees	329,798	320,722	299,627
Data processing fees	220,677	224,774	224,575
Market information fees	167,590	172,369	168,844
Trading fees	153,562	157,171	152,806
Regulatory fees	113,309	113,192	120,392
Facility and equipment fees	50,432	60,627	52,718
Membership fees	8,361	10,990	12,816
Investment and other income	41,157	40,400	47,632
Total revenues	1,444,641	1,519,989	1,369,792
SEC Activity Remittance	359,755	419,744	290,382
Revenues, less SEC Activity Remittance	1,084,886	1,100,245	1,079,410
Expenses:			
Compensation	518,059	517,257	511,186
Systems and related support	138,568	145,985	143,553
Professional services	132,702	97,487	116,906
Depreciation and amortization	95,720	89,018	81,376
Occupancy	68,558	67,019	66,338
General and administrative	84,281	76,513	102,399
Total expenses	1,037,888	993,279	1,021,758
Income before provision for income taxes and minority interest	46,998	106,966	57,652
Provision for income taxes	15,843	45,235	18,713
Minority interest in income of consolidated subsidiary	992	1,274	2,330
Net income	$ 30,163	$ 60,457	$ 36,609

The accompanying notes are an integral part of these consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN
MEMBERS' EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Dollars in Thousands)

	Equity of Members	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity	Other Comprehensive Income (Loss)	Total Comprehensive Income
Balance as of January 1, 2002, as restated	$639,803	$ —	$639,803	$ —	$ —
Net income	36,609		36,609		36,609
Unrealized loss on investment securities, net of tax		(6,005)	(6,005)	(6,005)	(6,005)
Change in minimum pension liability, net of tax		(8,226)	(8,226)	(8,226)	(8,226)
Other comprehensive income, net of tax				(14,231)	
Balance as of December 31, 2002, as restated	676,412	(14,231)	662,181		22,378
Net income	60,457		60,457		60,457
Change in unrealized gain on investment securities, net of tax		8,146	8,146	8,146	8,146
Change in minimum pension liability, net of tax		(2,431)	(2,431)	(2,431)	(2,431)
Other comprehensive income, net of tax				5,715	
Balance as of December 31, 2003, as restated	736,869	(8,516)	728,353		66,172
Net income	30,163		30,163		30,163
Change in unrealized gain on investment securities, net of tax		4,133	4,133	4,133	4,133
Change in minimum pension liability, net of tax		4,819	4,819	4,819	4,819
Other comprehensive income, net of tax				$ 8,952	
Balance as of December 31, 2004, as restated	$767,032	$ 436	$767,468		$39,115

The accompanying notes are an integral part of these consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2004	**2003**	**2002**
	(Restated)	**(Restated)**	**(Restated)**
Cash flows from operating activities:			
Net income	$ 30,163	$ 60,457	$ 36,609
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	95,720	89,018	81,376
Minority interest	1,754	5,816	(2,487)
Loss on disposition of assets	4,543	5,461	25,264
Deferred income taxes	2,344	75,405	(14,396)
Provision for losses on accounts receivable	(171)	(776)	(888)
Change in operating assets and liabilities:			
Decrease in accounts receivable, net	2,699	22,346	8,844
Decrease (increase) in taxes receivable	25,637	(51,591)	190
(Increase) decrease in other assets	(14,651)	(25,837)	7,041
Increase (decrease) in accounts payable	17,504	(8,657)	(1,550)
(Decrease) increase in accrued expenses	(1,620)	37,099	(42,265)
(Decrease) increase in SEC activity remittance payable	(47,396)	49,969	(4,519)
Decrease in deferred revenue	(8,903)	(26,110)	(13,556)
(Decrease) increase in accrued employee benefits	(26,694)	(114,112)	22,100
(Decrease) increase in other long term liabilities	(15,823)	(2,724)	45,119
Net cash provided by operating activities	65,106	115,764	146,882
Cash flows from investing activities:			
Net (purchases) sales of investment securities	(34,327)	(206,998)	63,715
Net sales (purchases) of securities purchased under agreements to resell	66,711	176,201	(94,421)
Purchases of property and equipment	(84,546)	(77,115)	(137,349)
Increase in investment in affiliates	(68)	(229)	(235)
Net cash used in investing activities	(52,230)	(108,141)	(168,290)
Cash flows from financing activities:			
Net payment of capitalized lease obligations	(8,424)	(9,158)	(1,827)
Cash and cash equivalents:			
Net increase (decrease) in cash and cash equivalents	4,452	(1,535)	(23,235)
Beginning of year	11,004	12,539	35,774
End of year	$ 15,456	$ 11,004	$ 12,539
Supplemental disclosures:			
Cash paid for income taxes	$ 12,000	$ 30,199	$ 33,633
Cash paid for interest	2,896	2,187	3,267

The accompanying notes are an integral part of these consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business

The New York Stock Exchange, Inc. (the "NYSE") is a New York Type A not-for-profit corporation incorporated in 1971. It is registered as a national securities exchange and is a self-regulatory organization ("SRO"). The NYSE is the world's largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies.

The NYSE owns two-thirds of the Securities Industry Automation Corporation ("SIAC") and reports SIAC's financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly owned subsidiary, Sector, Inc. (Sector), to subscribers primarily in the securities industry.

Note 2—Summary of Significant Accounting Policies

The preparation of these financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the NYSE and all wholly owned subsidiaries, as well as SIAC. All intercompany transactions are eliminated in consolidation. Minority interest in the consolidated statements of income represents the American Stock Exchange's share of the income or loss of SIAC. The minority interest in the consolidated statements of financial condition reflects the original investment by the American Stock Exchange in SIAC, along with its proportional share of the earnings or losses of SIAC.

The NYSE's investment in The Depository Trust & Clearing Corporation ("DTCC"), which is operated by separate management and has a separate board of directors, is carried at cost as the NYSE has less than majority ownership and does not exercise significant influence over the operating and financial policies of DTCC. The carrying balance is reflected in the consolidated statements of financial condition in investments in affiliates.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash and highly liquid investments with an original maturity of three months or less.

Revenue Recognition

Listing fees include original fees, which are paid at the time that a company initially lists on the NYSE and whenever it effects a corporate action that results in the listing of additional shares. Companies also pay annual fees to remain listed on the NYSE. Annual fees are recognized ratably over the course of the related period. Original fees are recognized on a straight-line basis over their estimated service period of 10 years; see Note 3 "Restatement of Financial Statements" for further discussion. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

Data processing fees represent revenue generated by SIAC, other than from the NYSE. SIAC's revenue from the NYSE is eliminated in consolidation. It is SIAC's policy to charge affiliates and other customers, other than Sector's customers, at approximate cost. Sector's customers are billed at competitive rates for the services provided. Fees are accrued and recognized as services are provided.

Market information fees are paid by members, member organizations, institutional investors and other subscribers to access last sale and bid/ask information. The fees are primarily based upon the number of interrogation devices receiving the market information. Fees are accrued and recognized as services are rendered.

Trading fees are paid monthly by members and are calculated based upon trading activity brought to the floor of the NYSE. These fees are accrued and recognized as earned.

Regulatory fees are paid by members and member organizations and are primarily based upon their gross revenues. They are recognized ratably over the period to which they apply.

Facility and equipment fees are paid to the NYSE for services provided on the trading floor. They are accrued and recognized when services are rendered.

Regulatory fines, included in other income, are levied by the NYSE. These fines are recognized when collection is reasonably assured.

Securities Purchased under Agreements to Resell

The NYSE invests funds in overnight reverse repurchase agreements, which provide for the delivery of cash in exchange for securities having a market value of approximately 102% of the amount of the agreements. Independent custodians take possession of the securities in the name of the NYSE. Overnight reverse repurchase agreements are recorded at trade date at the contractual amount and totaled $55.2 million and $121.9 million at December 31, 2004 and 2003, respectively.

Investment Securities

The NYSE accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." NYSE's investment securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value as of trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income on investment securities, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investment securities, which are reported in investment and other income. If events and circumstances indicate that a decline in the value of the assets has occurred and is deemed to be other-than-temporary, the carrying value of the security is reduced to its fair value and the impairment is charged to earnings. As of December 31, 2004, no unrealized losses were considered other-than-temporary.

Accounts Receivable, Net

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the NYSE's accounts receivable portfolio and is modified by management from time to time. Increases in the allowance for doubtful accounts is charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the NYSE records a specific allowance for doubtful accounts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts with outstanding balances in excess of 60 to 90 days are reviewed monthly to make changes to the allowance as appropriate.

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The NYSE's receivables are primarily from members, member organizations, listed companies and market information subscribers. The concentration of risk on accounts receivable is mitigated by the large number of entities comprising the NYSE's customer base. The total allowance, netted against receivables, was $14.8 million at December 31, 2004 and $15.0 million at December 31, 2003. Provisions were $1.6 million; $0.7 million and $3.6 million for the years ended December 31 2004, 2003 and 2002, respectively, while write-offs were $1.8 million, $1.4 million and $4.5 million, respectively.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided for using the straight-line method of depreciation over the estimated useful lives of the assets, which range from 2 to 15 years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets. Categories and estimated lives of depreciable assets are as follows:

Buildings and improvement	14 years
Leasehold improvements	5-14 years
Computers and equipment	2-15 years
Furniture and fixtures	5 years

Revisions in estimated useful lives of depreciable assets were made in 2004. The effect of changes in estimates of useful lives for depreciable assets was a decrease to net income in 2004 by $7.6 million.

Expenditures for repairs and maintenance are charged to operations in the period incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the accounts upon disposal and any gain or loss is reflected in operations.

Activity Assessment Fees and Securities Exchange Commission (SEC) Activity Remittance

The NYSE pays SEC fees pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs to the government for the supervision and regulation of securities markets and securities professionals. The NYSE, in turn, collects activity assessment fees from member organizations clearing or settling trades on the NYSE and recognizes these amounts when received. Fees received are included in cash of the NYSE at the time of receipt, and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability.

In 2004, the SEC adopted new rules under Section 31 and provided updated guidance as to how the SEC charges the SROs, including the NYSE, for these fees, which affected how the NYSE receives the assessment from its members. Historically, member firms self-reported the amount owed. In turn, the NYSE served as a pass-through vehicle, recording a liability to the SEC for amounts collected from members and paying these amounts to the SEC, with no impact on the consolidated statement of income of the NYSE.

Under the amended rules, the NYSE collects activity assessment fees from members and pays an Activity Remittance to the SEC based on fee schedules determined by the SEC. In light of the SEC action, the NYSE has adopted a change in its method of accounting for these fees. The NYSE now records activity assessment revenue and SEC Activity Remittance expense on its consolidated statements of income while maintaining similar treatment within the consolidated statement of financial condition. The effect of this change has no impact on consolidated net income.

In the transition from complying with the old rules to complying with the new rules, and the resulting move from self-reporting to billing, the NYSE, like certain other industry participants, accumulated an excess of

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

anticipated remittances to the SEC. As of December 31, 2004, this totaled $15.6 million at the NYSE and is included in SEC Activity Remittance payable on the consolidated statement of financial condition. Due to the uncertainty of the claims on the excess remittances, the NYSE has discussed these issues with the SEC Market Regulation Division, member organizations and others in the securities industry and it plans to work with industry participants and the SEC to review and determine a satisfactory resolution of this matter with the consideration of all stakeholders involved.

Compensation and Accrued Employee Benefits

The NYSE and SIAC have separate qualified defined benefit pension plans covering substantially all employees meeting age and service requirements. Each also has a Supplemental Executive Retirement Plan. All of these plans are accounted for under SFAS No. 87 "Employers Accounting for Pensions." In addition, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits for eligible retired employees. These plans are accounted for under SFAS 106 "Employers Accounting for Postretirement Benefits Other than Pensions." The NYSE accrues for compensation as earned.

Pension and OPEB costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE's pension and other postretirement obligations and future expense.

Software Costs

The NYSE accounts for software development costs under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), and other related guidance. The NYSE expenses software development costs incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, generally three years, and the unamortized portion is included within the property and equipment on the consolidated statements of financial condition.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," establishes guidelines for reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income includes changes in unrealized gains and losses on investment securities classified as available-for-sale and changes in minimum pension liabilities, net of tax. Accumulated other comprehensive income (loss) is included as a component of Members' Equity.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The NYSE reviews its deferred tax asset for recovery; when the NYSE believes that it is more likely than not that a portion of its deferred tax assets will not be realized, a valuation allowance would be established. As of December 31, 2004, the asset is expected to be fully realized and accordingly, no valuation allowance has been established. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the NYSE's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the NYSE's financial position or results of operations.

Taxes receivable represent current amounts expected to be received from tax authorities or used to offset current year tax limits.

The NYSE files a consolidated tax return with its subsidiaries except SIAC, which is required to file its tax return on a stand-alone basis. The amounts recorded for consolidated financial reporting purposes equals the aggregation in the stand-alone provisions.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Note 3—Restatement of Financial Statements

The NYSE has restated its financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, to correct its revenue recognition for listing fees, accounting for the costs of software developed for internal use and accounting for leases.

Subsequent to issuance of its financial statements for the year ended December 31, 2004, the NYSE corrected its method of revenue recognition to conform with U.S. generally accepted accounting principles and with SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Revenues from original fees, which consist of revenue from original listings and revenue from subsequent listings of shares related to mergers and acquisitions, stock splits and other corporate actions, were previously recognized in full in the month that the transaction occurred. In accordance with SAB 101, the NYSE restated its financial statements in order to recognize revenue related to original fees on a straight-line basis over an estimated service period of 10 years.

The effect of the restatement relating to revenue recognition is an increase in total liabilities of $421.5 million and $430.4 million for deferred revenue, as of December 31, 2004 and 2003, respectively. The adjustment to members' equity is a decrease of $231.8 million and $236.7 million as of December 31, 2004 and 2003, respectively. Net income increased by $4.9 million, $14.4 million and $7.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The NYSE historically expensed all costs related to the development of software in the period incurred. The NYSE corrected its financial statements to conform with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) to account for internally developed software, including certain costs incurred with developing software for internal use. This required the NYSE to capitalize the costs associated with the design, coding, installation and testing activities for developed software. These costs are amortized on a straight-line basis over the estimated useful life of three years.

The effect of the restatement relating to capitalizing software is an increase in total assets of $31.6 million and $29.2 million, and members' equity of $17.4 million and $16.0 million, at December 31, 2004 and 2003, respectively. Net income increased by $1.4 million, decreased by $2.6 million and increased by $2.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

After considering the open letter to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC dated February 7, 2005, the NYSE undertook a review of its lease accounting policies and has corrected its method of accounting for certain property leases. The NYSE is required to record expenses related to these leases on a straight-line basis over the lease term, rather than as paid. This correction resulted in a decrease in members' equity, as of December 31, 2004 and 2003, by $4.3 million and $3.5 million, respectively. Net income decreased by $0.7 million, $0.9 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The NYSE's financial statements have also been restated for 2003 and 2002 to reflect shares of stock it owned of a public company and the related unrealized gains on those securities that it had previously not recorded. The financial statements for 2003 have also been restated to reduce other comprehensive income to

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reflect unrealized gains on investment that were not correctly recorded in other comprehensive income. The effect of these corrections was an increase in total assets and members' equity of $2.2 million as of December 31, 2003.

As a result of these corrections, the financial statements have been restated. All reported periods have been adjusted. The net effects of the adjustments are as follows (dollars in thousands):

Statements of Financial Condition

	2004		2003	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Deferred tax asset	$ 29,921	$ 83,039	$ 43,763	$ 84,609
Investment securities	—	—	868,562	871,994
Property and equipment, at cost, less accumulated depreciation and amortization	311,782	343,424	316,445	345,598
Non current deferred tax asset	137,174	291,639	122,362	281,009
Deferred tax liability	—	11,264	—	11,473
Deferred revenue	—	85,955	—	84,204
Non current deferred tax liability	—	17,413	—	5,800
Non current deferred revenue	—	335,509	—	346,163
Other long-term liabilities	22,181	29,927	39,363	45,750
Equity of members	985,694	767,032	959,277	736,869
Accumulated other comprehensive income (loss)	—	—	(7,567)	(8,516)

Statements of Income

	2004		2003		2002	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Listing fees	$320,895	$329,798	$294,612	$320,722	$286,071	$299,627
Compensation	524,037	518,059	522,529	517,257	521,506	511,186
Systems and related support	138,976	138,568	146,016	145,985	143,573	143,553
Professional services	155,940	132,702	114,795	97,487	136,258	116,906
Depreciation and amortization	74,004	95,720	67,559	89,018	61,856	81,376
Occupancy	67,199	68,558	65,319	67,019	63,871	66,338
Provision for income taxes	11,328	15,843	36,367	45,235	11,721	18,713
Net income	24,644	30,163	49,619	60,457	28,063	36,609

Statements of Cash Flows

	2004		2003		2002	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Net cash provided by operating activities	$ 40,901	$ 65,106	$ 99,008	$ 115,764	$ 119,261	$ 146,882
Net cash used in financing activities	(28,025)	(52,230)	(91,385)	(108,141)	(143,288)	(168,290)

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Deferred Revenue

NYSE deferred revenue as of December 31, 2004 relating to original fees will be recognized in the following years (dollars in thousands):

Current deferred revenue:	
2005	$ 85,955
Non-current deferred revenue:	
2006	77,296
2007	67,197
2008	54,199
2009 and thereafter	136,817
Total non-current deferred revenue	335,509
Total	$421,464

Note 5—Affiliates

The Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC") are wholly owned subsidiaries of DTCC. DTCC is a holding company that supports DTC, a central certificate depository, and NSCC, which provides services to participants including trade comparison, clearing and settlement. Additionally, the American Stock Exchange is a one-third owner of SIAC.

The NYSE owns both common and preferred stock of DTCC. As of December 31, 2004 and 2003, the NYSE held a 28.73% interest in the common stock of DTCC at a cost of $2.4 million, and 28.65% at a cost of $2.3 million, respectively. The entitlement to own the common stock of DTCC is redetermined periodically, based on usage of DTCC by the participants. The NYSE may acquire or may be required to sell any shares not purchased or sold by certain users of DTCC's services.

The NYSE also owned 50% of the preferred stock of DTCC at a cost of $0.3 million as of December 31, 2004 and 2003. The cost of the investment in common and preferred stock is included in investment in affiliates on the consolidated statements of financial condition.

Accounts receivable, due from DTCC at December 31, 2004 and 2003 are $5.8 million and $4.1 million, respectively. Accounts receivable from the American Stock Exchange at December 31, 2004 and 2003 are $6.6 million and $7.9 million, respectively. Accounts payable to the American Stock Exchange at December 31, 2004 and 2003 are $13.7 million and $18.0 million, respectively.

For the years ended December 31, 2004, 2003 and 2002 revenue from DTCC included in data processing fees on the consolidated statements of income was $59.5 million, $52.1 million and $49.3 million, respectively. NYSE expenses related to DTCC were $0.5 million and $0.6 million for the years ended December 31, 2004 and 2003, respectively.

Note 6—Investment Securities at Fair Value

Following is a summary of investments classified as available for sale securities at December 31, 2004 consist of:

Security Type (Dollars in Thousands):	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and Agency	$330,742	$ 310	$(461)	$330,591
Municipal Bonds	228,111	21	(202)	227,930
Mutual Funds	93,741	4,314	(40)	98,015
Certificate of Deposit	75,105	—	—	75,105
Corporate Bonds	67,944	16	(23)	67,937
Collateralized Mortgage Obligation	38,605	30	(93)	38,542
Equity Funds	32,414	8,722	(99)	41,037
Asset Backed	26,380	2	(42)	26,340
Mortgage Backed	4,839	—	(7)	4,832
Equities	2,727	1,789	—	4,516
	$900,608	$15,204	$(967)	$914,845

And at December 31, 2003:

Security Type (Dollars in Thousands):	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and Agency	$569,526	$ 472	$(110)	$569,888
Certificates of Deposit	157,419	17	(40)	157,396
Banker's Acceptances	55,694	265	(12)	55,947
Mutual Funds	41,411	1,064	—	42,475
Other	39,254	3,672	(70)	42,856
Equities	2,727	705	—	3,432
	$866,031	$6,195	$(232)	$871,994

The contractual maturities of fixed income securities at December 31, 2004 were as follows (Dollars in Thousands):

	Cost	Fair Value
Due within one year	$376,901	$376,484
Due after one year through five years	236,012	235,914
Due after five years through ten years	51,091	51,180
Due over ten years	108,862	108,839
	$772,866	$772,417

In 2004, the NYSE realized proceeds from the sale of securities of $6.6 billion. Gross realized gains for the year amounted to $3.5 million and gross realized losses amounted to $3.8 million. In 2003 the NYSE realized proceeds from the sale of securities of $3.5 billion with gross realized gains for the year amounting to $12.6 million and gross realized losses of $6.9 million.

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the fair value of the NYSE's available-for-sale investments in an unrealized loss position, aggregated by investment category that individual securities have been in a continuous loss position, as of December 31, 2004:

Security Type (Dollars in Thousands):	Fair Value	Gross Unrealized Losses
U.S. Government and Agency	$161,192	$(461)
Municipal Bonds	187,288	(202)
Mutual Funds	19,847	(40)
Corporate Bonds	30,260	(23)
Collateralized Mortgage Obligation	16,413	(93)
Equity Funds	821	(99)
Asset Backed	16,693	(42)
Mortgage Backed	1,209	(7)
	$443,723	$(967)

At December 31, 2004, the NYSE did not have any investments in an unrealized loss position for more than 12 months.

Note 7—Property and Equipment

December 31, (Dollars in Thousands)	2004	2003
Land, buildings and building improvements	$ 222,472	$ 196,914
Leasehold improvements	161,804	154,038
Computers and equipment, including capital leases of $46,091 in 2004 and $40,192 in 2003	406,760	402,339
Software, including software development costs	89,611	79,921
Furniture and fixtures	32,179	29,649
	912,826	862,861
Less: accumulated depreciation and amortization	(569,402)	(517,263)
	$ 343,424	$ 345,598

Note 8—Income Taxes

The income tax provisions for the years ended December 31 consist of the following (Dollars in Thousands):

	2004	2003	2002
Federal:			
Current	$ 3,929	$(18,904)	$ 24,428
Current deferred	3,251	2,682	1,230
Non-current deferred	5,175	47,299	(12,098)
	8,426	49,981	(10,868)
State and local:			
Current	2,547	(12,285)	7,160
Current deferred	741	1,447	427
Non-current deferred	200	24,996	(2,434)
	941	26,443	(2,007)
Total provision for income taxes	$15,843	$ 45,235	$ 18,713

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts deductible for income tax purposes.

	2004	2003
Current deferred tax arising from:		
Deferred revenue	$ 38,680	$ 37,892
Employee benefits liability	6,258	7,530
Deferred compensation	37,042	36,344
Allowance for uncollectible accounts and other	1,059	2,843
Current deferred assets	83,039	84,609
Software capitalization	7,792	7,805
Prepaid pension	3,472	3,668
Current deferred liabilities	11,264	11,473
Non-current deferred tax arising from:		
Deferred revenue	$150,979	$155,773
Depreciation	35,749	13,051
Employee benefits	2,475	2,048
Deferred compensation	80,649	95,995
Allowance for uncollectible accounts and other	21,787	14,142
Non-current deferred assets	291,639	281,009
Software capitalization	6,447	5,313
Prepaid pension	10,966	487
Non-current deferred liabilities	$ 17,413	$ 5,800

No valuation allowance for the deferred tax asset is necessary in either 2004 or 2003 as management believes it is more likely than not that the assets will be realized.

For the tax years ended December 31, 2004 and December 31, 2003, the NYSE and its subsidiaries reported a net operating loss of $25.4 million and $2.6 million, respectively, to New York State and New York City. New York State and City Tax Law allow the losses incurred to be carried forward and used to offset income in future years. These losses, under New York State and City Tax Law, must be utilized within 20 years of being incurred. The losses are scheduled to expire in 2024 and 2023, respectively.

A reconciliation between the statutory and effective tax rates is presented below:

	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefit)	4.2	7.5	3.4
WTC insurance proceeds	(4.8)	—	(5.0)
Other	(0.7)	(0.2)	(0.9)
	33.7%	42.3%	32.5%

Note 9—Segment Reporting

Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of the NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

NYSE Market includes fees derived from obtaining new listings and from existing listings on the NYSE, trade execution on the NYSE and distribution of market information to data subscribers. NYSE Market also includes membership fees, regulatory fees and investment and other income.

SIAC Services includes fees from the provision of communication and data processing operations and systems development functions to the NYSE and third party customers.

Expenses for NYSE Market and SIAC services are the direct expenses related to running those segments.

Summarized financial data concerning the Company's reportable segments is as follows (in thousands):

	NYSE Market	SIAC	Corporate Items and Eliminations	Consolidated
2004				
Revenues	$1,221,167	$489,599	($ 266,125)	$1,444,641
Revenues, less SEC Activity Remittance	861,412	489,599	(266,125)	1,084,886
Income before provision for income taxes	42,203	4,795	—	46,998
Total assets	1,655,356	348,954	(22,059)	1,982,251
Purchase of property and equipment	77,086	7,460	—	84,546
2003				
Revenues	1,289,258	483,781	(253,050)	1,519,989
Revenues, less SEC Activity Remittance	869,514	483,781	(253,050)	1,100,245
Income before provision for income taxes	100,690	6,276	—	106,966
Total assets	1,670,675	349,793	(11,269)	2,009,199
Purchase of property and equipment	43,327	33,788	—	77,115
2002				
Revenues	1,142,938	500,182	(273,328)	1,369,792
Revenues, less SEC Activity Remittance	852,556	500,182	(273,328)	1,079,410
Income before provision for income taxes	49,645	8,007	—	57,652
Total assets	1,692,377	325,730	(18,302)	1,999,805
Purchase of property and equipment	85,069	52,280	—	137,349

Revenues are generated primarily in the United States of America. All of the NYSE's long-lived assets are located in the United States of America. For the years ended December 31, 2004, 2003 and 2002 no individual customer accounted for 10% of the NYSE's revenue.

Note 10—Litigation and Other Matters

The following is a summary of relevant legal matters as of December 31, 2004:

In December 2003, the California Public Employees' Retirement System ("CalPERS") filed a purported class action complaint in the United States District Court for the Southern District of New York (the "Southern District") against the NYSE, NYSE specialist firms, and others, alleging various violations of the Securities Exchange Act of 1934 ("the Exchange Act") and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. The court consolidated CalPERS' suit with three other purported class actions and a non-class action into the action now entitled *In re NYSE Specialists Securities Litigation*, and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

Plaintiffs filed a consolidated complaint on September 16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges, among other things, that, with the NYSE's knowledge and active participation, the specialist firms engaged in manipulative, self-dealing, and deceptive conduct, including interpositioning, front-running and "freezing" the specialist's book and falsifying trading records to conceal their misconduct. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally. In November 2004, the NYSE moved to dismiss the complaint against it, on various grounds, including its immunity as a self-regulatory organization from suit for the performance of its regulatory and general oversight functions. Briefing on the motions was completed in March 2005.

In January 2004, Papyrus Technology Corporation ("Papyrus") filed a complaint in the Southern District against the NYSE, alleging that the NYSE's Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery currently is scheduled to be completed during the first quarter of 2005. It is anticipated that the parties will file motions for summary judgment on at least some of the claims. To the extent the case is not disposed of through such motions, a trial could take place in 2005.

In or about October 2003, the United States Securities and Exchange Commission ("SEC") commenced an investigation relating to the NYSE's enforcement of compliance by its members or member organizations and persons associated with its member organizations with the antifraud provisions and provisions governing the conduct of specialists of the federal securities laws and the NYSE's rules. The SEC is in the process of concluding its investigation, at which time some form of action may be taken against the NYSE.

In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of Mr. Grasso and the process by which that compensation was determined ("the Webb Report"). The NYSE provided the Webb Report to the SEC and the New York Attorney General's Office, which commenced investigations relating to those matters in or about January 2004.

On May 24, 2004, the New York Attorney General's Office filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone, and the NYSE. The Complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks imposition of a constructive trust for the NYSE's benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services

rendered, pursuant to provisions of the New York Not-for-Profit Corporation Law; a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful under the New York Not-for-Profit Corporation Law; and restitution of all amounts he received that lacked adequate Board approval because the Board's approval was based on inaccurate, incomplete, or misleading information. The Complaint asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, *ultra vires* payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the New York Not-for-Profit Corporation Law. On July 23, 2004, the NYSE filed its Answer to the Complaint of the New York Attorney General's Office, in which it asserted several complete defenses.

The case is presently pending before New York Supreme Court Justice Charles E. Ramos, to whom the case was remanded following Mr. Grasso's unsuccessful attempt to have the case proceed in federal court. In his Answer, Mr. Grasso denied the New York Attorney General's Office's allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and NYSE Chairman John Reed, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements, and that the NYSE and Mr. Reed defamed him. Mr. Grasso seeks at least $50 million in compensatory damages for the NYSE's alleged breaches of the agreements; damages for alleged injury to his reputation and mental anguish and suffering; and punitive damages against Mr. Reed and the NYSE. The NYSE and Mr. Reed have moved to dismiss the defamation claims. The parties currently are engaged in discovery, which is expected to continue through 2005.

The outcome of the New York Attorney General's Office's suit cannot reasonably be determined at this time.

Generally accepted accounting principles preclude the NYSE from accruing any recovery until the dispute between Mr. Grasso and the NYSE regarding compensation and benefits paid to him is resolved but require the NYSE to accrue compensation expense related to him based upon the most recent employment agreement. At December 31, 2003, the NYSE accrued compensation expense amounting to $36 million related to Mr. Grasso. This accrual reflects management's interpretation of the provisions contained in the most recent employment agreement, which provides terms outlining certain payments to which Mr. Grasso could be entitled upon ceasing employment with the NYSE, if liability is recorded as a current liability. Management is currently uncertain as to the timing of the resolution of the disputes. If significant changes relating to the ongoing dispute and the underlying assumptions used by management occur, those changes could lead to increases or decreases in the recorded liability as of December 31, 2003. These increases or decreases could be material to the net income of the NYSE.

The NYSE is defending a number of other actions, the ultimate outcome of which cannot reasonably be determined at this time. In the opinion of management and legal counsel, the aggregate of all possible losses from all such other actions should not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

Note 11—Retirement Benefits

The NYSE and SIAC maintain separate qualified defined benefit pension plans covering substantially all of their employees. Retirement benefits are derived from a formula, which is based on length of service and compensation. The NYSE and SIAC fund pension costs to the extent such costs may be deducted for income tax purposes. There were contributions made to the NYSE pension plan of $31.0 million in 2004 and $36.5 million

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in 2003. SIAC contributed $20.0 million in 2004 and $29.0 million in 2003 to its pension plan. NYSE expects to contribute up to $30.0 million to the plan in 2005. SIAC expects to contribute approximately $10.0-$20.0 million to its Plan in 2005.

The NYSE bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of the NYSE. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the NYSE plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. Based on the plan's primary investment objective and on the NYSE's review of relevant plan characteristics, the NYSE has established 65% equity and 35% fixed income and cash equivalents allocation targets for the plan's investment program, compared with 70% equity and 30% fixed income in 2003. The NYSE's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Asset Category	2004	2003
Short-Term Investments	8.7%	1.9%
Equities	63.1%	70.3%
Fixed income	28.2%	27.8%

SIAC's investment policy is to actively manage certain asset classes where potential exists to outperform the broader market. SIAC's investment policy includes weighted average target asset allocations of 65% equity securities and 35% debt securities and cash equivalents. SIAC's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Asset Category	2004	2003
Short-Term Investments	2%	12%
Equities	63%	51%
Fixed income	35%	37%

The NYSE and SIAC also maintain a nonqualified plan, which provides supplemental retirement benefits for certain employees. To provide for the future payments of these benefits, the NYSE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2004 and 2003 the cash surrender value of such policies was $28.8 million and $27.7 million, respectively, and is included in other non-current assets. SIAC maintains certain investments for the purpose of providing for future payments of SERP. These investments consist of equity and fixed income mutual funds. These are not considered funded assets under SFAS No. 87. Currently, the NYSE and SIAC do not anticipate additional funding of the nonqualified plan.

The costs of the plans in 2004 and 2003 have been determined in accordance with SFAS No. 87, "Accounting for Pensions." The measurement date for the plans is December 31, 2004 and 2003.

Retirement Benefits
(Dollars in Thousands)

	Pension Plans			
	2004		2003	
	NYSE	SIAC	NYSE	SIAC
Change in benefit obligation:				
Benefit obligation at beginning of year	$359,032	$212,736	$315,609	$179,665
Service cost	13,201	10,431	12,497	9,681
Interest cost	21,149	12,841	20,535	11,655
Curtailment loss (gain)	—	1,606	—	(708)
Special termination benefits	—	5,749	—	(480)
Plan amendments	2,016	—	—	
Benefits paid	(14,054)	(10,330)	(12,240)	(6,583)
Actuarial gain (loss)	15,620	16,509	22,631	19,506
Benefit obligation at year end	396,964	249,542	359,032	212,736
Change in plan assets				
Fair value of plan assets at beginning of year	$336,819	$192,399	$253,175	$138,332
Actual return on plan assets	35,225	24,832	60,727	31,619
Company contributions	31,000	20,000	36,515	29,031
Benefit paid	(14,054)	(10,330)	(12,241)	(6,583)
Administrative expenses	(1,188)	—	(1,357)	—
Fair value of plan assets at end of year	387,802	226,901	336,819	192,399
Underfunded status of plan	(9,162)	(22,641)	(22,213)	(20,337)
Unrecognized actuarial loss	33,433	62,109	24,602	57,538
Unrecognized prior service cost	7,816	1,906	6,843	2,167
Prepaid pension cost	$ 32,087	$ 41,374	$ 9,232	$ 39,368

	Pension Plan Cost					
	2004		2003		2002	
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Service cost	$ 13,201	$ 10,431	$ 12,497	$ 9,681	$ 9,683	$ 7,851
Interest cost	21,149	12,841	20,535	11,655	19,220	10,584
Amortization of prior service cost	1,043	181	941	187	(3,083)	251
Estimated return on plan assets	(27,249)	(15,161)	(26,486)	(13,816)	(26,789)	(14,120)
Recognized actuarial (gain) or loss	—	2,099		958		
Curtailment	—	1,852	—	39	—	—
Special termination benefits	—	5,749	—	—	—	—
Aggregate pension expense	$ 8,144	$ 17,992	$ 7,487	$ 8,704	$ (969)	$ 4,566

	SERP Plans			
	2004		2003	
	NYSE	SIAC	NYSE	SIAC
Change in benefit obligation:				
Benefit obligation at beginning of year	$111,136	$33,628	$159,475	$30,106
Service cost	2,164	1,122	3,986	1,421
Interest cost	5,562	1,747	6,450	1,916
Plan amendments	(18,769)	—	1,398	—
Curtailments	(5,068)	—	—	—
Settlements	232	166	1,261	—
Benefits paid	(42,075)	(6,362)	(64,752)	(2,366)
Actuarial loss (gain)	10,833	(2,039)	3,317	2,551
Benefit obligation at end of year	64,015	28,262	111,135	33,628
Unrecognized actuarial loss	23,698	4,362	23,967	7,778
Unrecognized prior service cost	(11,682)	2,759	7,535	3,413
Accrued benefit obligation recognized	$ 51,999	$21,141	$ 79,633	$22,437
Additional minimum liability	7,659	6,820	24,812	6,289
Accumulated benefit obligation	$ 59,658	$27,961	$104,445	$28,726

	SERP Plan Cost					
	2004		2003		2002	
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Service cost	$ 2,164	$1,122	$ 3,986	$1,420	$28,337	$1,055
Interest cost	5,561	1,747	6,450	1,916	6,569	2,146
Amortization of prior service cost	1,356	654	5,817	654	4,571	1,048
Recognized actuarial (gain) or loss	3,184	345	—	264	—	—
Additional (gain) or loss recognized due to:						
Settlement	3,082	1,198	9,196	94	—	2,303
Curtailment	(906)	—	—	—	—	1,826
Aggregate SERP expense	$14,441	$5,066	$25,449	$4,348	$39,477	$8,378

	2004		2003	
Weighted- average assumptions as of December 31:	NYSE	SIAC	NYSE	SIAC
Discount rate	5.75%	5.75%	6.00%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.50%
Rate of compensation increase-Pension	4.00%	4.50%	4.00%	5.00%
Rate of compensation increase-SERP	4.00%	4.50%	4.00%	6.00%

The following table shows the payments projected based on actuarial assumptions (dollars in thousands):

Pension Plan Payment Projections	NYSE	SIAC
2005	$ 15,222	$11,303
2006	16,615	8,874
2007	17,660	9,078
2008	18,843	9,458
2009	20,146	9,810
2010-2014	123,938	60,548

SERP Plan Payment Projections	NYSE	SIAC
2005	$ 1,584	$ 1,657
2006	1,679	2,586
2007	1,694	1,433
2008	1,864	2,601
2009	1,972	1,565
2010-2014	36,507	10,972

To develop the expected long-term rate of return on assets assumption, the NYSE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

Pursuant to the provisions of FAS 87, "Employer's Accounting for Pensions" related to the SERP and pension plans, an intangible asset and adjustment to accumulated other comprehensive income to recognize the minimum pension liability were recorded. As of December 31, 2004, the intangible asset and minimum pension liability were adjusted to $2.7 million and $5.8 million (net of tax $5.9 million).

Note 12—Other Employee Benefit Plans

In addition to providing pension benefits, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits (the "Plans") for eligible retired employees. These Plans, which may be modified in accordance with their terms, cover substantially all employees. These Plans are measured on December 31 annually.

The net periodic postretirement benefit cost for the NYSE was $8.8 million in 2004 while the comparable cost in 2003 was $5.6 million. SIAC's benefit cost was $6.2 million in 2004 and $5.6 million in 2003. The Plans are unfunded. Currently, management does not expect to fund the Plans.

The following table shows actuarial determined benefit obligation, benefits paid during the year and the accrued benefit cost for the year:

	2004		2003	
	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)			
Benefit obligation at the end of year	$(126,738)	$(63,098)	$(103,552)	$(53,325)
Benefits paid	5,307	2,170	4,182	1,765
Accrued benefit cost	106,127	34,245	102,678	26,696
Additional (gain) or loss recognized due to:				
Curtailment	$ —	$ 3,201	$ —	$ —
Discount rate as of December 31, ...	5.75%	5.75%	6.00%	6.00%

The following table shows the payments projected based on actuarial assumptions (dollars in thousands):

Payment Projections	NYSE	SIAC
2005	$ 5,508	$ 2,664
2006	5,728	2,833
2007	6,218	3,069
2008	6,445	3,198
2009	7,035	3,284
2010-2014	41,390	17,719

For measurement purposes, the NYSE and SIAC assumed a 12.5-13% annual rate of increase in the per capita cost of covered health care benefits in 2004 which will decrease on a graduated basis to 5% in the year 2014 and thereafter.

The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates:

Assumed Health Care Cost Trend Rate

	NYSE		SIAC	
	1% Increase	1% Decrease	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$17,454	$(14,190)	$10,514	$(8,275)
Effect on total of service and interest cost components	1,595	(1,269)	1,113	(843)

In December 2003 the President signed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act) into law and this was reflected in the above assumptions assuming the NYSE will continue to provide a prescription drug benefit for retirees that is at least actuarially equivalent to Medicare Part D and the NYSE will receive the federal subsidy. As a result of recognizing the Act, the accumulated postretirement benefit obligation (APBO) as of January 1, 2004 decreased by $10.4 million, from $118.5 million to $108.1 million. The net periodic postretirement benefit cost (NPPBC) in 2004 decreased by $1.7 million, from $10.5 million to $8.8 million.

Estimated Gross Amount of Subsidy Receipts (Dollars in Thousands)	NYSE	SIAC
2005	$ —	—
2006	251	139
2007	296	160
2008	352	189
2009	400	217
2010-2014	2,989	1,589

The NYSE also maintains savings plans for which most employees are eligible to contribute a part of their salary within legal limits. The NYSE will match an amount equal to 100% of the first 6% of eligible contributions. The NYSE also provides benefits under a Supplemental Executive Savings Plan to which eligible employees may also contribute and receive an appropriate company match. SIAC maintains similar though separate plans. Savings plans expense was $14.3 million, $13.7 million and $13.3 million in 2004, 2003 and 2002, respectively. Included in accrued employee benefits payable was $63.4 million and $60.5 million at December 31, 2004 and December 31, 2003, respectively related to these plans.

The NYSE has a Capital Accumulation Plan (CAP) for designated senior executives. During 2004, this plan terminated and no further awards will be granted. Existing awards will continue to vest. Historically under the CAP, each year, participating executives were credited with an amount based upon a percentage of their annual Incentive Compensation Plan award. These awards vest, for each executive, between the ages of 55 and 60, and are transferred into a Rabbi Trust as they vest. Unvested CAP amounts earn interest based upon the 10-year Treasury Bond rate as of December 31 of the prior year. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. The total amount of the awards in 2003 was $1.1 million. Included in accrued employee benefits at December 31, 2004

and 2003 is $14.6 million and $14.0 million, respectively, related to this plan. Awards are included as compensation expense in the year awarded and any related interest is included in compensation expense in the year earned.

Note 13—Commitments and Contingencies

NYSE and SIAC are individually parties to several leases of office space and equipment that expire at various dates through 2019. Rental expense under these leases, included in the Consolidated Statements of Income in both Occupancy and Systems and Related Support, totaled $77.8 million, $79.3 million and $76.3 million in 2004, 2003 and 2002, respectively.

Operating Leases

Year (Dollars in Thousands)	Office Space	Equipment	Total
2005	$ 36,419	$22,297	$ 58,716
2006	37,979	11,647	49,626
2007	38,165	5,499	43,664
2008	36,971	46	37,017
2009	35,171	1	35,172
2010-2014	111,576	—	111,576
2015-2019	25,057	—	25,057
	$321,338	$39,490	$360,828

Capital Leases

The NYSE and SIAC are parties to several capitalized leases of equipment, which expire at various dates through 2009. Minimum lease rental commitments at December 31, 2004 follow:

Year (Dollars in Thousands)	Capital leases
2005	$ 8,808
2006	6,787
2007	5,270
2008	3,628
2009	3
Total future minimum lease payments	$24,496
Less – amount representing interest	(5,154)
Present value of net minimum lease payments (including $6,357 due within one year classified as current)	$19,342

In the normal course of business, NYSE may enter into contracts that require it to make certain representations and warranties and which provide for general indemnifications. Based upon past experience, the NYSE expects the risk of loss under these indemnification provisions to be remote. However, given that these would involve future claims against NYSE that have not yet been made, NYSE's potential exposure under these arrangements is unknown. The NYSE also has obligations related to deferred compensation and other post-retirement benefits. The date of the payment under these obligations cannot be determined.

Note 14—Subsequent Events

The NYSE and Archipelago entered into a merger agreement, providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc.

In the proposed mergers, each NYSE membership interest will be converted into the right to receive $300,000 and a number of shares of NYSE Group common stock so that the aggregate number of such shares of NYSE Group common stock (together with the shares of NYSE Group common stock issued or reserved for issuance to NYSE employees) equals 70% of the issued and outstanding shares of NYSE Group common stock upon completion of the merger, on a diluted basis. Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or make a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers.

The consummation of the transaction is subject to the receipt of approval by the members of the NYSE and Archipelago stockholders as well as certain government approvals, including the SEC and the Antitrust Division of the Department of Justice.

Note 15—Summarized Quarterly Financial Data (Unaudited) (1)

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
		(Restated) (dollars in thousands)		
Total revenues	$270,934	$272,024	$270,724	$271,204
Total expenses	246,882	267,977	268,518	254,511
Income before taxes and minority interest	24,052	4,047	2,206	16,693
Provision (benefit) for income taxes	10,323	(1,224)	(71)	6,815
Minority interests	520	308	175	(11)
Net income	$ 13,209	$ 4,963	$ 2,102	$ 9,889

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003
		(Restated) (dollars in thousands)		
Total revenues	$276,793	$276,138	$269,565	$277,749
Total expenses	241,564	253,744	250,390	247,581
Income before taxes and minority interest	35,229	22,394	19,175	30,168
Provision for income taxes	14,807	8,466	9,473	12,489
Minority interests	109	(52)	(217)	1,434
Net income	$ 20,313	$ 13,980	$ 9,919	$ 16,245

(1) As described in Note 3, the NYSE restated its financial statements for the years ended December 31, 2004 and 2003. The historical effect on quarterly financial information is as follows:

Quarterly Financial Information

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
		(dollars in thousands)		
Revenues:				
As reported	$268,131	$273,045	$264,340	$270,469
Listing fees	2,803	(1,021)	6,384	735
As restated	$270,934	$272,024	$270,724	$271,204
Net income:				
As reported	$ 11,519	$ 5,372	$ (1,567)	$ 9,322
Restatements (net of tax);				
Listing fees	1,542	(561)	3,511	404
Software capitalization	334	340	345	349
Lease accounting	(186)	(188)	(187)	(186)
As restated	$ 13,209	$ 4,963	$ 2,102	$ 9,889

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003
		(dollars in thousands)		
Revenues:				
As reported	$266,276	$270,241	$262,681	$274,938
Listing fees	10,517	5,897	6,884	2,811
As restated	$276,793	$276,138	$269,565	$277,749
Net income:				
As reported	$ 15,370	$ 11,605	$ 7,024	$ 15,618
Restatements (net of tax);				
Listing fees	5,784	3,243	3,788	1,546
Software capitalization	(608)	(634)	(659)	(685)
Lease accounting	(233)	(234)	(234)	(234)
As restated	$ 20,313	$ 13,980	$ 9,919	$ 16,245

NEW YORK STOCK EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2005	December 31, 2004
	(Dollars in Thousands) (Restated) (Unaudited)	(Restated)
Assets:		
Current Assets:		
Cash and cash equivalents	$ 32,610	$ 15,456
Securities purchased under agreements to resell	140,685	55,209
Investment securities, at fair value	981,694	914,845
Accounts receivable, net	146,547	102,941
Taxes receivable	3,486	26,906
Deferred income taxes	63,301	83,039
Other assets	47,068	46,230
Total current assets	1,415,391	1,244,626
Property and equipment, at cost, less accumulated depreciation and amortization	341,541	343,424
Investments in affiliates, at cost	2,652	2,652
Non-current deferred income taxes	311,940	291,639
Non-current other assets	97,827	99,910
Total assets	$2,169,351	$1,982,251
Liabilities and equity of members:		
Current liabilities:		
Accounts payable and other liabilities	$ 82,339	$ 99,165
Accrued expenses	191,438	208,031
Deferred tax liability	10,543	11,264
Deferred revenue	246,674	85,955
SEC transaction fee	81,824	82,482
Total current liabilities	612,818	486,897
Liabilities due after one year:		
Accrued employee benefits	317,538	311,831
Non-current deferred tax liability	17,945	17,413
Deferred revenue	375,092	335,509
Other long term liabilities	26,058	29,927
Total liabilities	1,349,451	1,181,577
Minority interest	32,103	33,206
Commitments and contingencies		
Members' equity:		
Equity of members	793,051	767,032
Accumulated other comprehensive loss	(5,254)	436
Total equity of 1,366 members	787,797	767,468
Total liabilities and members' equity	$2,169,351	$1,982,251
Equity per member having distributive rights	$ 577	$ 562

[1] At March 31, 2005, the NYSE had 1,366 members with distributive rights in the NYSE's net assets and is unchanged from December 31, 2004. A list of names of all current members is available in the Office of the Secretary of the NYSE.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended March 31,	
	2005	2004
	(Dollars in Thousands)	
	(Restated)	(Restated)
Revenues:		
Activity assessment fees	$ 92,940	$131,570
Listing fees	85,995	83,160
Data processing fees	44,900	55,956
Market information fees	44,150	40,715
Trading fees	37,953	40,972
Regulatory fees	29,041	27,240
Facility and equipment fees	12,585	12,796
Membership fees	2,144	2,584
Investment and other income	31,758	7,511
Total revenues	381,466	402,504
SEC Activity Remittance	92,940	131,570
Revenues, less SEC Activity Remittance	$288,526	$270,934
Expenses:		
Compensation	$126,553	$129,466
Systems and related support	31,742	36,999
Professional services	28,050	27,915
Depreciation and amortization	26,173	21,975
Occupancy	17,036	16,227
General and administrative	15,009	14,300
	244,563	246,882
Income before provision for income taxes and minority interest	43,963	24,052
Provision for income taxes	18,809	10,323
Minority interest in income (loss) of consolidated subsidiary	(865)	520
Net income	$ 26,019	$ 13,209

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,	
	2005	2004
	(Dollars in Thousands)	
	(Restated)	(Restated)
Cash flows from operating activities:		
Net income	$ 26,019	$ 13,209
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	26,173	21,975
Loss on disposition of assets	—	8,581
Minority interest	(1,103)	880
Deferred income taxes	(752)	1,332
Provision for losses on accounts receivable	1,342	377
Change in operating assets and liabilities:		
Increase in accounts receivable	(44,948)	(28,467)
Decrease in taxes receivable	23,421	20,800
Decrease in other assets	1,245	7,557
Decrease in accounts payable	(16,824)	(28,056)
Decrease in accrued expenses	(16,593)	(17,281)
Decrease in SEC transaction fee payable	(658)	(39,776)
Increase in deferred revenue	200,302	169,867
Increase in accrued employee benefits	5,707	33,832
Decrease in other long term liabilities	(3,869)	(38,572)
Net cash provided by operating activities	199,462	126,258
Cash flows from investing activities:		
Net purchases of investment securities	(72,539)	(18,350)
Net purchases of securities purchased under agreements to resell	(85,476)	(84,211)
Purchases of property and equipment	(24,293)	(13,484)
Increase in investment in affiliates	—	(68)
Net cash used in investing activities	(182,308)	(116,113)
Cash flows from financing activities:		
Net payment of capital lease obligations	—	(451)
Net increase in cash and cash equivalents for the period	17,154	9,694
Cash and cash equivalents at beginning of period	15,456	11,004
Cash and cash equivalents at end of period	$ 32,610	$ 20,698
Supplemental disclosures:		
Cash paid for income taxes	$ —	$ —
Cash paid for interest	$ 1,453	$ 686

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Organization and Description of Business

The New York Stock Exchange, Inc. (the "NYSE") is a New York Type A not-for-profit corporation, incorporated in 1971. It is registered as a national securities exchange and is a self-regulatory organization. The NYSE is the world's largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies.

The NYSE owns two-thirds of the Securities Industry Automation Corporation ("SIAC") and reports SIAC's financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly owned subsidiary, Sector, Inc. (Sector), to subscribers primarily in the securities industry.

Note 2—Basis of Presentation

The preparation of these condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The accompanying condensed consolidated financial statements include the accounts of NYSE and all wholly-owned subsidiaries, as well as SIAC. The NYSE's investment in The Depository Trust & Clearing Corporation ("DTCC"), which is operated by separate management and has a separate board of directors, is carried at cost as the NYSE has less than majority ownership and does not exercise significant influence over the operating and financial policies of DTCC. The carrying balance is reflected in the condensed consolidated statement of financial condition in Investments in affiliates at cost.

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and reflect all adjustments, consisting of only normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the quarter. All material accounts and transaction have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements, which are normally required under accounting principles generally accepted in the United States, have been condensed or omitted.

The condensed consolidated financial statements are unaudited and should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 2004. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Note 3—Restatement of Financial Statements

The NYSE has restated its financial statements as of March 31, 2005 and December 31, 2004 and for the three months ended March 31, 2005 and 2004 to correct its revenue recognition of listing fees, software capitalization and lease accounting.

Subsequent to issuance of its financial statements for the year ended December 31, 2004, and the three months ended March 31, 2005, the NYSE corrected its method of revenue recognition to conform with U.S. generally accepted accounting principles and with SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Revenues from original fees, which consist of original listings and other

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fees, which represent revenue from subsequent listings of shares related to mergers and acquisitions, stock splits and other corporate actions, were previously recognized in full in the month that the transaction occurred. Under that method, revenue was recorded in the year a company originally listed on the NYSE. In accordance with SAB 101, the NYSE restated its financial statements in order to recognize revenue related to original listings fees on a straight-line basis over an estimated service period of 10 years.

The effect of the restatement relating to revenue recognition is an increase in total liabilities of $420.6 million and $421.5 million for deferred revenue, as of March 31, 2005 and December 31, 2004, respectively. The adjustment to member's equity is a decrease of $231.3 million and $231.8 million as of March 31, 2005 and December 31, 2004, respectively. Net income increased by $0.5 million and $1.5 million for the three months ended March 31, 2005 and 2004, respectively.

The NYSE historically expensed all costs related to the development of software in the period incurred. The NYSE corrected its financial statements to conform with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1) to account for internally developed software, including certain costs incurred with developing software for internal use. This required the NYSE to capitalize the costs associated with the design, coding, installation and testing activities for developed software. These costs are amortized on a straight-line basis over the estimated useful life of three years.

The effect of the restatement relating to capitalizing software is an increase in total assets of $33.2 million and $31.6 million, and members' equity of $18.2 million and $17.4 million, at March 31, 2005 and December 31, 2004, respectively. Net income increased by $0.8 million and $0.3 million for the three months ended March 31, 2005 and 2004, respectively.

The NYSE, after considering the open letter to the American Institute of Certified Public Accountants from the Chief Accountant of the SEC dated February 7, 2005, undertook a review of its lease accounting policies and has corrected its method of accounting for certain operating leases. The NYSE is required to record expenses related to leases on a straight-line basis over the lease term, rather than as paid. This correction resulted in a decrease in members' equity, as of March 31, 2005 and December 31, 2004, by $4.4 million and $4.3 million, respectively. Net income decreased by $0.2 million and $0.2 million for the three months ended March 31, 2005 and 2004, respectively.

As a result of the changes in accounting policies, the financial statements have been restated. All reported periods have been adjusted. The effects of the adjustments are as follows (dollars in thousands):

Statements of Financial Condition

	March 31,			
	2005		2004	
	As Previously Reported	As Restated	As Previously Reported	As Restated
*Deferred tax asset	$ 29,259	$ 63,301	$ 41,852	$ 62,174
*Property and equipment, at cost	308,390	341,541	298,766	328,526
*Non-current deferred tax asset	139,528	311,940	123,123	298,231
*Deferred tax liability	—	10,543	—	7,792
*Deferred revenue	201,180	246,674	172,671	217,832
*Non-current deferred tax liability	—	17,945	—	5,600
*Non-current deferred revenue	—	375,092	—	382,402
*Other long-term liabilities	25,551	26,058	—	6,726
*Equity of members	1,010,565	793,051	972,569	750,078

* Amounts were not previously reported.

NEW YORK STOCK EXCHANGE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of Income

| | March 31, | | | |
| | 2005 | | 2004 | |
	As Previously Reported	As Restated	As Previously Reported	As Restated
Listing fees	$ 85,117	$ 85,995	$ 80,356	$ 83,160
Compensation	127,949	126,553	130,793	129,466
Systems and related support	31,876	31,742	37,101	36,999
Professional services	33,330	28,050	32,538	27,915
Depreciation and amortization	20,871	26,173	16,531	21,975
Occupancy	16,737	17,036	15,887	16,227
Provision for income taxes	17,869	18,809	8,941	10,323
Net income	24,873	26,019	11,519	13,209

Statements of Cash Flows

| | March 31, | | | |
| | 2005 | | 2004 | |
	As Previously Reported	As Restated	As Previously Reported	As Restated
*Cash provided by operating activities	166,311	199,462	119,633	126,258
*Cash used in investing activities	149,157	182,308	109,488	116,113

---

* Amounts were not previously reported.

Note 4—Segment Information

Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of the NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

NYSE Market includes the fees derived from obtaining new listings and retaining existing listings on the NYSE, trade execution on the NYSE and distribution of market information to data subscribers as well as membership fees, regulatory fees and investment and other income.

SIAC Services provides communication and data processing operations and systems development functions to NYSE and third party customers.

Expenses for NYSE Market and SIAC services are the direct expenses related to running those businesses.

Summarized financial data concerning the Company's reportable segments is as follows (in thousands):

Three Months Ended March 31,	NYSE Market	SIAC	Corporate Items and Eliminations	Consolidated
2005				
Revenues	$336,099	$107,480	$(62,113)	$381,466
Revenues, less SEC Activity Assessment	243,159	107,480	(62,113)	288,526
Income before provision for income taxes and minority interest	47,968	(4,005)	—	43,963
2004				
Revenues	345,962	125,581	(69,039)	402,504
Revenues, less SEC Activity Assessment	214,392	125,581	(69,039)	270,934
Income before provision for income taxes and minority interest	21,487	2,565	—	24,052

Note 5—Retirement Benefits

The NYSE and SIAC maintain separate qualified defined benefit pension plans covering substantially all of their employees. Retirement benefits are derived from a formula, which is based on length of service and compensation. The NYSE and SIAC fund pension costs to the extent such costs may be deducted for income tax purposes. NYSE expects to contribute up to $30.0 million and SIAC $10.0 - $20.0 million to the pension plans in 2005.

The NYSE and SIAC also maintain a nonqualified plan, which provides supplemental retirement benefits for certain employees. To provide for the future payments of these benefits, the NYSE has purchased insurance on the lives of the participants through company-owned policies. Currently, the NYSE does not anticipate additional funding of the nonqualified plan.

The following table sets forth the plans' amounts recognized (amounts in thousands):

Pension Plan Cost

| | Three Months Ended March 31, | | | |
| | 2005 | | 2004 | |
	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$ 3,472	$ 2,897	$ 3,300	$ 2,608
Interest on benefits earned	5,589	3,508	5,287	3,210
Net amortizations	280	44	261	45
Estimated return on plan assets	(7,412)	(4,237)	(6,812)	(3,790)
Recognized actuarial (gain) or loss	—	753	—	525
Additional (gain) or loss recognized due to:				
Curtailment	—	—	—	463
Special termination benefits	—	—	—	1,437
Aggregate pension expense	$ 1,929	$ 2,965	$ 2,036	$ 4,498

SERP Plan Cost

| | Three Months Ended March 31, | | | |
| | 2005 | | 2004 | |
	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$ 515	$231	$ 541	$ 281
Interest on benefits earned	933	401	1,390	437
Net amortizations	384	201	1,135	164
Recognized actuarial (gain) or loss	—	—	—	86
Additional (gain) or loss recognized due to:				
Settlement	—	—	771	299
Curtailment	—	—	(227)	—
Aggregate SERP expense	$1,832	$833	$3,610	$1,267

In addition to providing pension benefits, NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits for eligible retired employees. These plans, which may be modified in accordance with their terms, covers substantially all employees. The following are the plans' amounts recognized during the quarter (amounts in thousands):

Post Retirement Cost

	Three Months Ended March 31,			
	2005		2004	
	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$1,137	$ 667	$ 848	$ 510
Interest on benefits earned	1,750	888	1,583	738
Net amortizations	(61)	390	(242)	297
Aggregate Post Retirement expense	$2,826	$1,945	$2,189	$1,545

Note 6—Comprehensive Income:

Comprehensive income is calculated in accordance with FAS No. 130, "Reporting Comprehensive Income." Comprehensive income is composed of net income and other comprehensive income, which includes the after-tax change in unrealized gains and losses on available-for-sale securities and minimum pension liability adjustments.

The following outlines the components of other comprehensive income:

	Three Months Ended March 31,	
	2005	2004
Net income	$26,019	$13,209
Unrealized (losses) on available-for-sale securities	(5,690)	1,328
Total comprehensive income	$20,329	$14,537

Note 7—Litigation and Other Matters

The following is a summary of relevant legal matters as of March 31, 2005:

In December 2003, the California Public Employees' Retirement System ("CalPERS") filed a purported class action complaint in the United States District Court for the Southern District of New York (the "Southern District") against the NYSE, NYSE specialist firms, and others, alleging various violations of the Securities Exchange Act of 1934 ("the Exchange Act") and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. The court consolidated CalPERS' suit with three other purported class actions and a non-class action into the action now entitled *In re NYSE Specialists Securities Litigation*, and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

Plaintiffs filed a consolidated complaint on September 16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges, among other things, that, with the NYSE's knowledge and active participation, the specialist firms engaged in manipulative, self-dealing, and deceptive conduct, including interpositioning, front-running and "freezing" the specialist's book and

records to conceal their misconduct. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally. In November 2004, the NYSE moved to dismiss the complaint against it on various grounds, including its immunity as a self-regulatory organization from suit for the performance of its regulatory and general oversight functions.

In January 2004, Papyrus Technology Corporation ("Papyrus") filed a complaint in the Southern District against the NYSE, alleging that the NYSE's Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery has been completed. It is anticipated that the parties will file motions for summary judgment on at least some of the claims. To the extent the case is not disposed of through such motions, a trial could take place in 2005.

In or about October 2003, the United States Securities and Exchange Commission ("SEC") commenced an investigation relating to the NYSE's enforcement of compliance by its members or member organizations and persons associated with its member organizations with the antifraud provisions and provisions governing the conduct of specialists of the federal securities laws and the NYSE's rules. The SEC is in the process of concluding its investigation, at which time some form of action may be taken against the NYSE.

In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of Mr. Grasso and the process by which that compensation was determined ("the Webb Report"). The NYSE provided the Webb Report to the SEC and the New York Attorney General's Office, which commenced investigations relating to those matters in or about January 2004.

On May 24, 2004, the New York Attorney General's Office filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone, and the NYSE. The Complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks imposition of a constructive trust for the NYSE's benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered, pursuant to provisions of the New York Not-for-Profit Corporation Law; a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful under the New York Not-for-Profit Corporation Law; and restitution of all amounts he received that lacked adequate Board approval because the Board's approval was based on inaccurate, incomplete, or misleading information. The Complaint asserts a

single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, *ultra vires* payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the New York Not-for-Profit Corporation Law. On July 23, 2004, the NYSE filed its Answer to the Complaint of the New York Attorney General's Office, in which it asserted several complete defenses.

The case is presently pending before New York Supreme Court Justice Charles E. Ramos, to whom the case was remanded following Mr. Grasso's unsuccessful attempt to have the case proceed in federal court. In his Answer, Mr. Grasso denied the New York Attorney General's Office's allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and NYSE Chairman John Reed, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements, and that the NYSE and Mr. Reed defamed him. Mr. Grasso seeks at least $50 million in compensatory damages for the NYSE's alleged breaches of the agreements; damages for alleged injury to his reputation and mental anguish and suffering; and punitive damages against Mr. Reed and the NYSE. The NYSE and Mr. Reed moved to dismiss the defamation claims, and on March 15, 2005, the court granted that motion. In or about March 2005, Mr. Grasso asserted third party claims against former NYSE director Carl McCall for negligence in negligent misrepresentation, and contribution. The parties currently are engaged in discovery, which is expected to continue through 2005.

The outcome of the New York Attorney General's Office's suit cannot reasonably be determined at this time.

Generally accepted accounting principles preclude the NYSE from accruing any recovery until the dispute between Mr. Grasso and the NYSE regarding compensation and benefits paid to him is resolved but require the NYSE to accrue compensation expense related to him based upon the most recent employment agreement. At December 31, 2003, the NYSE accrued compensation expense amounting to $36 million related to Mr. Grasso. This accrual reflects management's interpretation of the provisions contained in the most recent employment agreement, which provides terms outlining certain payments to which Mr. Grasso could be entitled upon ceasing employment with the NYSE, if liability is recorded as a current liability. Management is currently uncertain as to the timing of the resolution of the disputes. If significant changes relating to the ongoing dispute and the underlying assumptions used by management occur, those changes could lead to increases or decreases in the recorded liability as of December 31, 2003. These increases or decreases could be material to the net income of the NYSE.

The NYSE is defending a number of other actions, the ultimate outcome of which cannot reasonably be determined at this time. In the opinion of management and legal counsel, the aggregate of all possible losses from all such other actions should not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

Note 8—Subsequent Events:

The NYSE and Archipelago entered into a merger agreement, providing for the combination of the NYSE and Archipelago under a new holding company named NYSE Group, Inc.

In the proposed mergers, each NYSE membership will be converted into the right to receive $300,000 and a number of shares of NYSE Group common stock so that the aggregate number of such shares of NYSE Group common stock (together with the shares of NYSE Group common stock issued or reserved for issuance to NYSE employees) equals 70% of the issued and outstanding shares of NYSE Group common stock upon completion of the merger, on a diluted basis. Instead of receiving this standard mix of consideration, NYSE members will have the opportunity to make a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or make a stock election to increase the stock portion (and decrease the cash portion) of their

consideration. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Group common stock issued, in the mergers to the NYSE members, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.

Under the merger agreement, the NYSE has the right to issue or reserve for issuance to NYSE employees up to 3.5% of the total number of shares of NYSE Group common stock issued and outstanding upon completion of the mergers. Under this provision, the NYSE has decided to reserve for issuance to current NYSE employees shares of NYSE Group common stock with an aggregate value of approximately $50 million upon completion of the mergers.

The consummation of the transaction is subject to the receipt of approval by the members of the NYSE and Archipelago stockholders as well as certain government approvals, including the SEC and the Antitrust Division of the Department of Justice.

AGREEMENT AND PLAN OF MERGER

by and among

NEW YORK STOCK EXCHANGE, INC.,

ARCHIPELAGO HOLDINGS, INC.,

NYSE GROUP, INC.,

NYSE MERGER SUB LLC,

NYSE MERGER CORPORATION SUB, INC.

and

ARCHIPELAGO MERGER SUB, INC.

April 20, 2005

Amended and Restated as of July 20, 2005

TABLE OF CONTENTS

ARTICLE X

Miscellaneous and General

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this *"Agreement"*), dated as of July 20, 2005 (the "*Execution Date*"), is by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (*"NYSE"*), Archipelago Holdings, Inc., a Delaware corporation ("*Archipelago*"), NYSE Group, Inc., a Delaware corporation ("*NYSE Group*"), NYSE Merger Sub LLC, a New York limited liability company (*"NYSE Merger Sub LLC"*), NYSE Merger Corporation Sub, Inc., a Delaware corporation ("*NYSE Merger Corporation Sub*"), and Archipelago Merger Sub, Inc., a Delaware corporation ("*Archipelago Merger Sub*").

RECITALS

WHEREAS, NYSE and Archipelago entered into that certain Agreement and Plan of Merger (the *"Original Merger Agreement"*), dated as of April 20, 2005 (the "*Original Execution Date*"), providing for the Mergers, pursuant to which (a) in the NYSE Corporation Merger, each membership interest in NYSE issued and outstanding immediately prior to the NYSE Corporation Merger Effective Time would be converted into one share of common stock of NYSE Merger Corporation Sub and $300,000 in cash, (b) in the NYSE LLC Merger, each share of common stock of NYSE Merger Corporation Sub issued and outstanding immediately prior to the Effective Time would be converted into the right to receive a number of shares of common stock of NYSE Group equal to the NYSE Exchange Ratio, and (c) in the Archipelago Merger, each share of common stock of Archipelago issued and outstanding immediately prior to the Effective Time would be converted into the right to receive one share of common stock of NYSE Group;

WHEREAS, concurrently with the execution of the Original Merger Agreement, as a condition and inducement to NYSE's willingness to enter into the Original Merger Agreement, NYSE and certain beneficial owners of Archipelago Shares entered into the Support and Lock-Up Agreements, dated as of April 20, 2005 (the "*Original Support and Lock-Up Agreements*"), pursuant to which, among other things, such beneficial owners of Archipelago Shares agreed to (a) vote all Archipelago Shares beneficially owned by them in favor of the adoption of the Original Merger Agreement and the Archipelago Merger, (b) not to sell or otherwise transfer any Archipelago Shares beneficially owned by them prior to the termination of the applicable Support and Lock-Up Agreement in accordance with its terms, and (c) not to transfer or sell any shares of capital stock of NYSE Group that they receive in the Archipelago Merger for the period of time specified therein;

WHEREAS, in the Original Merger Agreement, NYSE and Archipelago agreed to form or cause the formation of NYSE Group, NYSE Merger Corporation Sub, NYSE Merger Sub LLC and Archipelago Merger Sub and to have such parties enter into an agreement to perform the transactions contemplated to be performed by such parties in the Original Merger Agreement;

WHEREAS, NYSE and Archipelago desire to amend and restate the Original Agreement in the form of this Agreement in order to, among other things: (a) provide the NYSE members with an opportunity to make the Cash Election or the Stock Election; and (b) cause NYSE Group, NYSE Merger Corporation Sub, NYSE Merger Sub LLC and Archipelago Merger Sub to become parties hereto;

WHEREAS, concurrently with the execution of this Agreement, the parties to the Original Support and Lock-Up Agreements executed Amended and Restated Support and Lock-Up Agreements, copies of which are attached hereto as Exhibits A, B and C (the "*Support and Lock-Up Agreements*"), in order to confirm that the beneficial owners of Archipelago Shares that are parties thereto shall vote all Archipelago Shares beneficially owned by them in favor of the adoption of this Agreement and the Archipelago Merger;

WHEREAS, the parties intend that (a) all references in this Agreement to "the date hereof" or "the date of this Agreement" shall refer to the Original Execution Date, (b) the date on which the representations and warranties set forth in Articles VI are made by the applicable party shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement, and (c) each reference to "this Agreement" or "herein" in the representations and warranties set forth in Articles VI shall refer to "the Original Merger Agreement", in each of cases (a), (b) and (c), unless expressly indicated otherwise in this Agreement;

WHEREAS, it is intended that, for United States federal income tax purposes, each of the NYSE Mergers shall qualify as a "reorganization" under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "*Code*"), and that the NYSE LLC Merger and the Archipelago Merger, taken together, qualify as a transaction described in Section 351 of the Code; and

WHEREAS, each of NYSE and Archipelago desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Organization and Governance of NYSE Merger Corporation Sub, NYSE Group and Their Subsidiaries Prior to the Mergers

1.1. *Organization and Governance of NYSE Merger Corporation Sub and Its Subsidiaries*.

(a) Prior to the NYSE Corporation Merger, (i) NYSE Merger Corporation Sub shall remain a wholly owned subsidiary of the NYSE; (ii) the certificate of incorporation and bylaws of NYSE Merger Corporation Sub shall be in such forms as determined by NYSE; and (iii) the directors and officers of NYSE Merger Corporation Sub shall be as designated and elected by NYSE.

(b) Prior to the Effective Time, NYSE Merger Corporation Sub may, in its discretion, organize a new corporation ("*NYSE Market*") under the laws of the State of Delaware and as a wholly owned subsidiary of NYSE Merger Corporation Sub. The certificate of incorporation and bylaws of NYSE Market shall be in such forms as determined by NYSE Merger Corporation Sub (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)), and the directors and officers of NYSE Market shall be as designated and elected by NYSE Merger Corporation Sub.

(c) Prior to the Effective Time, NYSE Merger Corporation may, in its discretion, cause the formation of a Type A not-for-profit corporation organized under the laws of the State of New York ("*NYSE Regulation*"). The certificate of incorporation and bylaws of NYSE Regulation shall be in such forms as determined by NYSE Merger Corporation Sub (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)), and the directors and officers of NYSE Regulation shall be as designated and elected by NYSE Merger Corporation Sub.

1.2. *Organization and Governance of NYSE Group and Its Subsidiaries*.

(a) Prior to the Effective Time, (i) NYSE Group shall be jointly owned by NYSE and Archipelago; (ii) the certificate of incorporation and bylaws of NYSE Group shall be in such forms as determined by NYSE (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)) and (iii) the directors and officers of NYSE Group shall consist of equal numbers of representatives of NYSE and Archipelago and shall be as designated and elected by NYSE and Archipelago. NYSE and Archipelago, as sole stockholders of NYSE Group, shall take all requisite action to cause the directors and officers of NYSE Group as of the Effective Time to be as provided in Article IV of this Agreement. Each such director and officer shall remain in office until his or her successors are duly designated in accordance with Article IV of this Agreement and the certificate of incorporation and bylaws of NYSE Group.

(b) Prior to and as of the Effective Time, NYSE Merger Sub LLC shall be a wholly owned subsidiary of NYSE Group. The certificate of formation and limited liability company agreement of NYSE Merger Sub LLC shall be in such forms as determined by NYSE (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)); prior to the Effective Time, the managers of NYSE Merger Sub LLC shall consist of representatives of NYSE and shall be as designated by NYSE.

(c) Prior to the Effective Time, Archipelago Merger Sub shall be a wholly owned subsidiary of NYSE Group. The certificate of incorporation and bylaws of Archipelago Merger Sub shall be in such forms as determined by Archipelago (*provided* that NYSE shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)); prior to the Effective Time, the directors and officers of Archipelago Merger Sub shall consist of representatives of Archipelago and shall be as designated by Archipelago.

1.3. *Authorization of Shares*. NYSE Group, NYSE Merger Corporation Sub, NYSE Merger Sub LLC and Archipelago Merger Sub agree to take all such actions as to ensure that they have authorized sufficient shares of capital stock or limited liability company interests, as applicable, so as to effect the transactions contemplated by Article V of this Agreement.

ARTICLE II

The Mergers, NYSE Regulation Transfer, NYSE Market Contribution and SIAC Distribution

2.1. *The Mergers*. Upon the terms and subject to the conditions set forth in this Agreement:

(a) Prior to the Effective Time, NYSE shall merge with and into NYSE Merger Corporation Sub (the "*NYSE Corporation Merger*"), and the separate corporate existence of NYSE shall thereupon cease. NYSE Merger Corporation Sub shall be the surviving corporation in the NYSE Corporation Merger and shall continue its corporate existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. NYSE shall have the right, in its discretion, to contribute all or a portion of its tangible assets to NYSE Market prior to the NYSE Corporation Merger.

(b) At the Effective Time, concurrently with the Archipelago Merger and after the completion of the NYSE Corporation Merger, NYSE Merger Corporation Sub shall merge with and into NYSE Merger Sub LLC (the "*NYSE LLC Merger*" and, together with the NYSE Corporation Merger, the "*NYSE Mergers*"), and the separate corporate existence of NYSE Merger Corporation Sub shall thereupon cease. NYSE Merger Sub LLC shall be the surviving entity in the NYSE LLC Merger (the "*Surviving NYSE Entity*") and shall continue its existence under the laws of the State of New York, with all its rights, privileges, immunities, powers and franchises. After the NYSE Mergers, the Surviving NYSE Entity shall continue to be a wholly owned subsidiary of NYSE Group.

(c) At the Effective Time, concurrently with the NYSE LLC Merger, Archipelago Merger Sub shall merge with and into Archipelago (the "*Archipelago Merger*"), and the separate corporate existence of Archipelago Merger Sub shall thereupon cease. Archipelago shall be the surviving corporation in the Archipelago Merger (the "*Surviving Archipelago Entity*") and shall continue its corporate existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. As a result of the Archipelago Merger, the Surviving Archipelago Entity shall become a wholly owned subsidiary of NYSE Group.

(d) The NYSE Mergers and the Archipelago Merger are together referred to herein as the "*Mergers*". The NYSE Corporation Merger shall have the effects specified in the New York Not-For-Profit Corporation Law, as amended (the "*N-PCL*"), and the Delaware General Corporation Law, as amended (the "*DGCL*"); the NYSE LLC Merger shall have the effects specified in the DGCL and the New York Limited Liability Company Act, as amended (the "*NYLLCA*"); and the Archipelago Merger shall have the effects specified in the DGCL.

2.2. *Closing*. Unless otherwise mutually agreed in writing between NYSE and Archipelago, the closing for the Mergers (the "*Closing*") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 11:59 p.m. on the last business day (the "*Closing Date*") of the week in which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another time, date or place is agreed to in writing.

2.3. *Effective Time*.

(a) As soon as practicable following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VIII, on the Closing Date, the parties shall file the Certificates of Merger with the Secretary of State of New York and the Secretary of State of the State of Delaware, as appropriate, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the N-PCL, NYLLCA and DGCL, as appropriate, and make all other filings or recordings required under the N-PCL, NYLLCA and DGCL, as appropriate.

(b) The Mergers shall become effective at (i) the date and time on which (A) in the case of the NYSE Corporation Merger, the certificate of merger relating to the NYSE Corporation Merger (the "*NYSE Corporation Certificate of Merger*"), (B) in the case of the NYSE LLC Merger, the certificate of merger relating to the NYSE LLC Corporation Merger (the "*NYSE LLC Certificate of Merger*") and (C) in the case of the Archipelago Merger, the certificate of merger relating to the Archipelago Merger (the "*Archipelago Certificate of Merger*" and, together with the NYSE Corporation Certificate of Merger and the NYSE LLC Certificate of Merger, the "*Certificates of Merger*") are duly filed with the Secretary of State of New York and the Secretary of State of Delaware, in each case as required to effect such merger, or (ii) such subsequent time as NYSE and Archipelago shall agree and as shall be specified in the Certificates of Merger; *provided* that the NYSE LLC Certificate of Merger and the Archipelago Certificate of Merger shall be filed requesting the same effective time (such time that the NYSE LLC Merger and the Archipelago Merger shall become effective being the "*Effective Time*"). The time that the NYSE Corporation Merger shall become effective shall be referred to as the "*NYSE Corporation Merger Effective Time*".

2.4. *NYSE Regulation Transfer*.

(a) Immediately after the Effective Time, the Surviving NYSE Entity may, in its discretion, transfer, convey and deliver to NYSE Regulation all of the Surviving NYSE Entity's right, title and interest in, to and under the NYSE Regulation Assets, and simultaneously therewith, NYSE Regulation shall assume and agree faithfully to perform and discharge in due course in full all of the NYSE Regulation Liabilities in accordance with their respective terms (together, the "*NYSE Regulation Transfer*"). The time that the NYSE Regulation Transfer shall become effective shall be referred to as the "*NYSE Regulation Transfer Effective Time*".

"*NYSE Regulation Assets*" means all assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real, personal or mixed, in each case primarily relating to the NYSE Regulation Activities, other than the NYSE's registration as a national securities exchange; *provided*, *however*, that, prior to the Effective Time, NYSE may amend this definition of "NYSE Regulation Assets" if in NYSE's good-faith opinion such amendment is necessary or desirable (*provided*, *further*, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

"*NYSE Regulation Activities*" means the activity and role of monitoring and regulating the activities of NYSE's members, member firms and listed companies, as well enforcing compliance with NYSE's rules and federal securities laws, including the divisions of Market Surveillance, Member Firm Regulation, Enforcement, Listed Company Compliance, Risk Assessment Unit and Arbitration, in each case, as conducted by the Surviving NYSE Entity immediately prior to the NYSE Regulation Transfer; *provided*, *however*, that "NYSE Regulation Activities" shall not include the Hearing Board or the divisions of Regulatory Quality Review or Corporate Audit (all of which shall be retained by the Surviving NYSE Entity or transferred to NYSE Group).

"*NYSE Regulation Liabilities*" means all obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted), in each case primarily relating to the NYSE Regulation Activities; *provided*, *however*, that, prior to the Effective Time, NYSE may amend this definition of "NYSE Regulation Liabilities" if in NYSE's

good-faith opinion such amendment is necessary or desirable (*provided*, *further*, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) If the Surviving NYSE Entity shall have elected to effect the NYSE Regulation Transfer, to the extent that any transfer, conveyance, delivery or assumption referred to in Section 2.4 shall not have been consummated at or prior to the NYSE Regulation Transfer Effective Time, the Surviving NYSE Entity shall use commercially reasonable efforts and cooperate to effect such contribution, assignment, transfer, conveyance, delivery or assumption as promptly as commercially practicable following the NYSE Regulation Transfer Effective Time (including by seeking to obtain any necessary consents, approvals or waivers for, and to resolve any impediments to, the contribution, assignment, transfer, conveyance or delivery of such NYSE Regulation Assets or assumption of such NYSE Regulation Liabilities contemplated to be contributed, assigned, transferred, conveyed, delivered or assumed pursuant to this Section 2.4).

(c) If the Surviving NYSE Entity shall have elected to effect the NYSE Regulation Transfer, NYSE and/or one or more of its Affiliates will enter into a support agreement with NYSE Regulation, pursuant to which NYSE and/or one or more of its Affiliates, on the one hand, and NYSE Regulation, on the other hand, shall reimburse each other at cost for services rendered under such support agreement, on terms and subject to the conditions set forth therein.

2.5. *The NYSE Market Contribution*.

(a) Immediately after the Effective Time, the Surviving NYSE Entity may, in its discretion, contribute, assign, transfer, convey and deliver to NYSE Market all of the Surviving NYSE Entity's right, title and interest in, to and under the NYSE Market Assets, and simultaneously therewith and in consideration therefor, NYSE Market shall assume and agree faithfully to perform and discharge in due course in full all of the NYSE Market Liabilities in accordance with their respective terms (together, the "*NYSE Market Contribution*"). The time that the NYSE Market Contribution shall become effective shall be referred to as the "*NYSE Market Contribution Effective Time*". Notwithstanding the foregoing, prior to the NYSE Merger Corporation Effective Time, NYSE may, in its discretion, contribute all or a portion of NYSE's right, title and interest in, to and under the NYSE Market Assets and NYSE Market Liabilities to NYSE Market (it being understood that NYSE Market shall be a wholly owned Subsidiary of NYSE Group as of immediately after the Mergers).

"*NYSE Market Assets*" means all assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real, personal or mixed (other than the NYSE Regulation Assets), but shall not include the Hearing Board, the division of Regulatory Quality Review or Corporate Audit or the NYSE's registration as a national securities exchange (all of which shall be retained by the Surviving NYSE Entity or transferred to NYSE Group); *provided*, *however*, that, prior to the Effective Time, NYSE may amend this definition of "NYSE Market Assets" if in NYSE's good-faith opinion such amendment is necessary or desirable (*provided*, *further*, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

"*NYSE Market Liabilities*" means all obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted), arising from, relating to or in connection with the NYSE Market Assets; *provided*, *however*, that, prior to the Effective Time, NYSE may amend this definition of "NYSE Market Liabilities" if in NYSE's good-faith opinion such amendment is necessary or desirable (*provided*, *further*, that Archipelago shall have provided its consent to any such amendment, which consent shall not be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) Nothing herein shall be deemed to require the contribution, assignment, transfer, conveyance or delivery of any NYSE Regulation Assets or the NYSE Market Assets or the assumption of any NYSE Regulation Liabilities or any NYSE Market Liabilities that by their terms or by operation of law cannot be

contributed, assigned, transferred, conveyed, delivered or assumed, or if such contribution, assignment, transfer, conveyance, delivery or assumption would result in a breach of any Contract to which the Surviving NYSE Entity or any of its Subsidiaries is a party.

(c) If the Surviving NYSE Entity shall have elected to effect the NYSE Market Contribution, to the extent that any contribution, assignment, transfer, conveyance, delivery or assumption referred to in Section 2.5(a) shall not have been consummated at or prior to the NYSE Market Contribution Effective Time, the Surviving NYSE Entity shall use commercially reasonable efforts and cooperate to effect such contribution, assignment, transfer, conveyance, delivery or assumption as promptly as commercially practicable following the NYSE Market Contribution Effective Time (including by seeking to obtain any necessary consents, approvals or waivers for, and to resolve any impediments to, the contribution, assignment, transfer, conveyance or delivery of such NYSE Market Assets or assumption of such NYSE Market Liabilities contemplated to be contributed, assigned, transferred, conveyed, delivered or assumed pursuant to this Section 2.5).

2.6. *The SIAC Distribution*. Immediately after the Effective Time, the Surviving NYSE Entity may, in its discretion, distribute to NYSE Group all of the Surviving NYSE Entity's right, title and interest in, to and under the equity interests held by the Surviving NYSE Entity in the Securities Industries Automation Corporation (*"SIAC"* and such distribution, the "*SIAC Distribution*").

2.7. *Acknowledgements*.

(a) The parties hereto hereby agree and acknowledge that (i) NYSE may restructure the NYSE Mergers; *provided* that such restructuring shall not have an adverse impact on Archipelago or its stockholders and (ii) Archipelago may restructure the Archipelago Merger; *provided* that such restructuring shall not have an adverse impact on NYSE or its Members.

(b) The parties hereto hereby agree and acknowledge that none of the NYSE Regulation Transfer, the NYSE Market Contribution or the SIAC Distribution shall be deemed to be an integral part of the transactions contemplated by this Agreement and any inability to consummate the NYSE Regulation Transfer, the NYSE Market Contribution or the SIAC Distribution shall not give rise to a right, on either the part of any party hereto, to terminate this Agreement or to decline to consummate the Mergers, nor shall it be considered in determining whether there has been, or is reasonably expected to be, a NYSE Material Adverse Effect or an Archipelago Material Adverse Effect.

ARTICLE III

Governing Documents at the Effective Time

3.1. *The Certificates of Incorporation and the Certificate of Formation*.

(a) *Certificate of Incorporation of NYSE Group*. Subject to any required approval of the United States Securities and Exchange Commission (the *"SEC"*), NYSE and Archipelago shall take, and shall cause NYSE Group to take, all requisite action to cause the Certificate of Incorporation of NYSE Group in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) *Certificate of Formation of the Surviving NYSE Entity*. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Merger Sub LLC to take, all requisite action to cause the Certificate of Formation of the Surviving NYSE Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)). The parties intend that the name of the Surviving NYSE Entity shall be "New York Stock Exchange LLC."

(c) *Certificate of Incorporation of the Surviving Archipelago Entity*. Subject to any required approval of the SEC, NYSE and Archipelago shall take all requisite action to cause the Certificate of Incorporation of the Surviving Archipelago Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)) (the "*New Archipelago Charter*").

(d) *Certificate of Incorporation of NYSE Regulation*. Subject to any required approval of the SEC, NYSE and Archipelago shall (to the extent within their control) take, and shall cause NYSE Regulation to take, all requisite action to cause the Certificate of Incorporation of NYSE Regulation in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(e) *Certificate of Incorporation of NYSE Market*. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Market to take, all requisite action to cause the Certificate of Incorporation of NYSE Market in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such forms, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

3.2. *The Bylaws and Limited Liability Company Agreement*.

(a) *Bylaws of NYSE Group*. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Group to take, all requisite action to cause the Bylaws of NYSE Group in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(b) *Limited Liability Company Agreement of the Surviving NYSE Entity*. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Group to take, all requisite action to cause the Limited Liability Company Agreement of the Surviving NYSE Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)) (the *"New NYSE Operating Agreement"*).

(c) *Bylaws of the Surviving Archipelago Entity*. Subject to any required approval of the SEC, Archipelago shall take all requisite action to cause the bylaws of the Surviving Archipelago Entity in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(d) *Bylaws of NYSE Regulation*. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Regulation to take, all requisite action to cause the bylaws of NYSE Regulation in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

(e) *Bylaws of NYSE Market*. Subject to any required approval of the SEC, NYSE and Archipelago shall take, and shall cause NYSE Market to take, all requisite action to cause the bylaws of NYSE Market in effect immediately following the Effective Time to be substantially in such form as determined by NYSE (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed and subject to Section 7.5(a)).

ARTICLE IV

Officers and Directors at the Effective Time

4.1. *Board of Directors of NYSE Group at the Effective Time.*

(a) *Composition*. At the Effective Time, the Board of Directors of NYSE Group will consist of fourteen (14) members, three (3) of whom shall be designated by Archipelago at least 10 business days prior to the mailing of the Joint Proxy Statement/Prospectus and agreed upon by NYSE, and the remainder of whom shall be the directors of NYSE immediately prior to the Effective Time. If there are fewer than eleven (11) directors of NYSE immediately prior to the Effective Time, then NYSE may, in its discretion, designate the remaining members of the Board of Directors of NYSE Group that otherwise would not be filled pursuant to the foregoing sentence. Each of the members of the Board of Directors of NYSE Group, other than the Chief Executive Officer of NYSE, must satisfy NYSE's director independence policy in effect as of immediately prior to the Effective Time.

(b) *Certain Members of the Board of Directors*. The Chief Executive Officer of NYSE as of immediately prior to the NYSE Corporation Merger will be a member of the Board of Directors of NYSE Group.

4.2. *Officers of NYSE Group at the Effective Time*. The Chief Executive Officer of NYSE immediately prior to the Effective Time shall be the Chief Executive Officer of NYSE Group immediately after the Effective Time.

4.3. *Officers and Directors of the Surviving NYSE Entity and the Surviving Archipelago Entity*. The officers and directors of the Surviving NYSE Entity immediately after the Effective Time shall be determined by NYSE after the date hereof. The officers and directors of the Surviving Archipelago Entity immediately after the Effective Time shall be the officers and directors of Archipelago Merger Sub immediately prior to the Effective Time.

4.4. *Officers and Directors of NYSE Regulation*. Subject to Section 2.4(a), the directors of NYSE Regulation immediately after the Effective Time shall be determined by NYSE after the date hereof. Such directors of NYSE Regulation shall determine the officers of NYSE Regulation after the Effective Time.

4.5. *Officers and Directors of NYSE Market*. The officers and directors of NYSE Market immediately after the Effective Time shall be determined by NYSE after the date hereof.

ARTICLE V

Effect of the Mergers on Membership Interests and Capital Stock

5.1. *Effect on Membership Interests*. As a result of the NYSE Mergers and without any action on the part of the holder of any membership interest or capital stock of NYSE, NYSE Merger Corporation Sub or NYSE Merger Sub LLC:

(a) *Conversion of NYSE Membership Interests*.

(i) At the NYSE Corporation Merger Effective Time, each regular membership interest of NYSE (each, a *"NYSE Membership Interest"* and, collectively, the *"NYSE Membership Interests"*) issued and outstanding immediately prior to the NYSE Corporation Merger Effective Time shall automatically be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 5.3, into:

(A) for each NYSE Membership Interest with respect to which the Standard Election is made and not revoked pursuant to Section 5.3 (or deemed to have been made pursuant to Section 5.3), a number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of NYSE Merger Corporation Sub (each, a "*NYSE Merger Corporation Sub Share*") equal to the NYSE Exchange Ratio and (ii) an amount of cash equal to $300,000;

"*NYSE Exchange Ratio*" means a number equal to the quotient obtained by dividing the Total Member Share Count by the aggregate number of NYSE Membership Interests as of the Determination Date.

"*Total Member Share Count*" means a number equal to the difference obtained by subtracting (i) the Grant Number from (ii) the Total NYSE Share Count.

"*Total NYSE Share Count*" means a number equal to the product obtained by multiplying the Archipelago Fully-Diluted Share Amount by 2⅓.

"*Archipelago Fully-Diluted Share Amount*" means a number equal to the sum of: (i) the aggregate number of Archipelago Shares issued and outstanding as of the Determination Date, plus (ii) the aggregate number of Archipelago Shares that would be deemed outstanding for purposes of calculating earnings per share under the treasury stock method described in paragraphs 17-19 of FAS-128 as a result of outstanding Archipelago Options outstanding as of the Determination Date (*provided*, *however*, that, in applying the treasury stock method, (A) the average market price during the relevant period described in Paragraph 17.b. of FAS-128 shall be the Archipelago Post-Announcement Price, and (B) all issued and outstanding Archipelago Options, whether vested or unvested, shall be deemed to be vested as of the Determination Date), plus (iii) the aggregate number of Archipelago Shares underlying all Archipelago Awards as of the Determination Date, whether vested or unvested, minus (iv) the aggregate number of Archipelago Shares held by any wholly owned subsidiary of Archipelago as of the Determination Date.

"*Determination Date*" means the date that is 10 business days prior to the expected mailing date of the Joint Proxy Statement/Prospectus, as agreed by NYSE and Archipelago; *provided*, *however*, that NYSE shall have no obligation to agree to any such date unless all of the consideration to be paid or issued in connection with the PCX Transaction has been paid or issued or, if applicable, the PCX Merger Agreement has been terminated.

"*Archipelago Post-Announcement Price*" means the quotient obtained by dividing (i) the aggregate of the Daily Value of Trades for each day during the period of ten (10) consecutive trading days immediately following the date hereof by (ii) the aggregate volume of Archipelago Shares used to calculate such Daily Value of Trades; *provided*, *however*, that the Archipelago Post-Announcement Price shall not be greater than 150% of the closing price of an Archipelago Share on the Pacific Exchange, Inc. (the "*PCX*") on April 19, 2005, as reported by Bloomberg L.P. or other reputable third-party information source selected by NYSE and Archipelago (the "*Reference Source*").

"*Daily Value of Trades*" means, in respect of Archipelago Shares on any trading day, the product of (i) the volume weighted average price of Archipelago Shares on the Archipelago Exchange on such date and (ii) the aggregate volume of Archipelago Shares traded on the Archipelago Exchange on such date, in each case, as reported by the Reference Source.

(B) for each NYSE Membership Interest with respect to which a Cash Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or less than $409,800,000, an amount of cash equal to the Default Cash Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is greater than $409,800,000, (i) an amount of cash equal to the sum of $300,000 and the Cash Oversubscription Amount and (ii) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the difference between (x) the NYSE Exchange Ratio and (y) the quotient obtained by dividing the Cash Oversubscription Amount by the Archipelago Pre-Closing Price;

"*Unprorated Aggregate Cash Consideration*" shall mean the sum of (i) the Number of Standard Elections multiplied by $300,000 and (ii) the Number of Cash Elections multiplied by the Default Cash Election Amount.

"Default Cash Election Amount" shall mean an amount of cash equal to the sum of (i) $300,000 and (ii) the product of the NYSE Exchange Ratio and the Archipelago Pre-Closing Price.

"Cash Oversubscription Amount" means the product of $300,000 and a fraction, the numerator of which is the Number of Stock Elections and the denominator of which is the Number of Cash Elections.

"Archipelago Pre-Closing Price" shall mean the quotient obtained by dividing (i) the aggregate of the Daily Value of Trades for each day during the period of ten (10) consecutive trading days ending on the trading day immediately prior to the Closing Date by (ii) the aggregate volume of Archipelago Shares used to calculate such Daily Value of Trades.

"Number of Standard Elections" shall mean the aggregate number of Standard Elections that is made and not revoked pursuant to Section 5.3 (or deemed to have been made pursuant to Section 5.3).

"Number of Cash Elections" shall mean the aggregate number of NYSE Membership Interests for which the Cash Election has been made and not been revoked or lost pursuant to Section 5.3.

"Number of Stock Elections" shall mean the aggregate number of NYSE Membership Interests for which the Stock Election has been made and not been revoked or lost pursuant to Section 5.3.

(C) for each NYSE Membership Interest with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than $409,800,000, a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than $409,800,000, (i) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the sum of (x) Default Stock Election Amount and (y) the Stock Oversubscription Amount; and (ii) an amount of cash equal to the difference between (x) $300,000 and (y) the product of the Stock Oversubscription Amount and the Archipelago Pre-Closing Price.

"Default Stock Election Amount" shall mean the sum of (i) the NYSE Exchange Ratio and (ii) an amount equal to the quotient obtained by dividing $300,000 by the Archipelago Pre-Closing Price.

"Stock Oversubscription Amount" shall mean the product of the Default Stock Election Amount and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.

(ii) From and after the NYSE Corporation Merger Effective Time, no NYSE Membership Interests shall remain outstanding and all NYSE Membership Interests shall be cancelled and retired and shall cease to exist. Each entry in the members records of NYSE formerly representing NYSE Membership Interests shall thereafter represent only NYSE Merger Corporation Sub Shares and/or cash as set forth in Section 5.1(a)(i).

(iii) Subject to Section 5.3(g), at the Effective Time, each NYSE Merger Corporation Sub Share issued pursuant to Section 5.1(a)(i) and outstanding immediately prior to the Effective Time shall be converted into the right to receive one fully paid and nonassessable share of NYSE Group Common Stock (the total shares of NYSE Group Common Stock into which a NYSE Merger Corporation Sub Share is converted, the "*NYSE Merger Consideration*").

(iv) From and after the Effective Time, no NYSE Merger Corporation Sub Share shall remain outstanding and all NYSE Merger Corporation Sub Shares shall be cancelled and retired and shall cease to exist. Each entry in the records of NYSE Merger Corporation Sub formerly representing

NYSE Merger Corporation Sub Shares (the "*Book Entry NYSE Corporation Sub Shares*") shall thereafter represent only the right to receive the NYSE Merger Consideration and the right, if any, to receive pursuant to Section 5.3(g) cash in lieu of fractional shares into which such shares of NYSE Merger Corporation Sub Stock have been converted pursuant to this Section 5.1(a) and any distribution or dividend pursuant to Section 5.1.

(v) Each share of NYSE Group Common Stock issued in the NYSE LLC Merger shall be restricted such that none of such shares of NYSE Group Common Stock may be Transferred during the Lock-Up Period; *provided*, *however*, that, upon the death of the holder of a share of NYSE Group Common Stock, the shares of NYSE Group Common Stock held by such holder shall not be subject to this restriction on Transfer. The Certificate of Incorporation of NYSE Group will contain provisions providing for the restrictions set forth in this Section 5.1(a)(v). The certificates for the shares of NYSE Group Common Stock issued in the NYSE LLC Merger will include a legend stating such restrictions set forth in the Certificate of Incorporation of NYSE Group. Such legend will also be placed on any certificate representing securities issued subsequent to the original issuance of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger and in respect thereof as a result of any stock dividend, stock split or other recapitalization. Such legends will be removed from the certificates representing such shares of NYSE Group Common Stock when, and to the extent that, such Transfer restrictions set forth in the Certificate of Incorporation of NYSE Group are no longer applicable to the shares of NYSE Group Common Stock represented by such certificates. Upon removal of the Transfer restrictions described in this Section 5.1(a)(v) on any shares of NYSE Group Common Stock issued in the NYSE LLC Merger or issued in a subsequent issuance in respect thereof as a result of any stock dividend, stock split or other recapitalization, any sale of such shares by the holders of such shares shall be executed through a broker, and in the manner, designated by the Board of Directors of NYSE Group, as provided in the Certificate of Incorporation of NYSE Group.

"*Lock-Up Period*" means the period commencing on the Closing Date and ending on (A) with respect to one-third of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger, the first anniversary of the Closing Date; (B) with respect to another one-third of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger, the second anniversary of the Closing Date; and (C) with respect to the remaining one-third of the shares of NYSE Group Common Stock issued in the NYSE LLC Merger, the third anniversary of the Closing Date; *provided*, *however*, that in all cases, the Board of Directors of NYSE Group has the right, within its discretion and from time to time, to shorten the Lock-Up Period with respect to all or a portion of the shares of NYSE Group Common Stock subject to the restrictions on Transfer described in this Section 5.1(a)(v).

"*Transfer*" means, with respect to any share of NYSE Group Common Stock, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation or other disposition of such share and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; *provided*, *however*, that, prior to the Effective Time, NYSE may amend this definition of "Transfer" if in NYSE's good-faith opinion such amendment is necessary or desirable so long as NYSE offers to the parties of each Support and Lock-Up Agreement the opportunity to similarly amend the definition of "Transfer" in their respective Support and Lock-Up Agreements.

(b) *NYSE Merger Sub LLC*. Following the Effective Time, each limited liability company interest of NYSE Merger Sub LLC issued and outstanding immediately prior to the Effective Time shall remain outstanding and NYSE Merger Sub LLC shall remain a wholly owned Subsidiary of NYSE Group.

(c) *Dissenter's Rights*. No appraisal rights shall be available to holders of NYSE Membership Interests in connection with the NYSE Corporation Merger. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of NYSE Merger Corporation Sub Shares in connection with the NYSE LLC Merger.

(d) *Maximum Aggregate Consideration*. For the avoidance of doubt, the aggregate amount of cash paid (not including any cash paid pursuant to Section 5.3(g)(ii)), and the aggregate number of shares of NYSE

Group Common Stock issued, to all of the holders of NYSE Membership Interests pursuant to Section 5.1(a) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of NYSE Group Common Stock would have been issued, to all of the holders of NYSE Membership Interests had the Standard Election been made with respect to each NYSE Membership Interest.

5.2. *Effect on Archipelago Common Stock*. As of the Effective Time, as a result of the Archipelago Merger and without action on the part of the holder of any capital stock of Archipelago or Archipelago Merger Sub:

(a) *Conversion of Archipelago Shares*. Each share of Common Stock, par value $0.01 per share, of Archipelago (an "*Archipelago Share*" or, collectively, the "*Archipelago Shares*") issued and outstanding immediately prior to the Effective Time (other than Excluded Archipelago Shares) shall be converted into the right to receive one (such number, the "*Archipelago Exchange Ratio*") fully paid and nonassessable share of NYSE Group Common Stock (the total shares of NYSE Group Common Stock into which an Archipelago Share is converted, the "*Archipelago Merger Consideration*" and, together with the NYSE Merger Consideration, the "*Merger Consideration*").

"*Excluded Archipelago Shares*" means Archipelago Shares owned by Archipelago or NYSE and in each case not held on behalf of third parties.

At the Effective Time, no Archipelago Shares shall remain outstanding and all Archipelago Shares shall be cancelled and retired and shall cease to exist, and each certificate (an "*Archipelago Certificate*") formerly representing any of such Archipelago Shares (other than Excluded Archipelago Shares) and each entry in the stockholder records of Archipelago formerly representing such uncertificated Archipelago Shares (other than Excluded Shares) (the "*Book Entry Archipelago Shares*") shall thereafter represent only the right to receive the Archipelago Merger Consideration. The Archipelago Certificates are referred to herein as the "*Certificates*", and the Book Entry NYSE Corporation Sub Shares and Book Entry Archipelago Shares are together referred to herein as the *"Book Entry Interests"*.

(b) *Cancellation of Excluded Archipelago Shares*. Each Excluded Archipelago Share shall, by virtue of the Archipelago Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) *Archipelago Merger Sub*. At the Effective Time, each Archipelago Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Archipelago Entity, and the Surviving Archipelago Entity shall be a wholly owned subsidiary of NYSE Group.

(d) *Dissenter's Rights*. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Archipelago Shares in connection with the Archipelago Merger.

(e) *Archipelago Options; Archipelago Awards*.

(i) *Treatment of Archipelago Options*. At the Effective Time, each outstanding option to purchase Archipelago Shares (an "*Archipelago Option*") under the Archipelago Stock Plans, whether vested or unvested, shall be converted into an option to acquire a number of shares of NYSE Group Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Archipelago Shares subject to the Archipelago Option immediately prior to the Effective Time and (y) the Archipelago Exchange Ratio, at an exercise price per share (rounded to the nearest whole cent) equal to (A) the exercise price per Archipelago Share of such Archipelago Option immediately prior to the Effective Time divided by (B) the Archipelago Exchange Ratio; *provided*, *however*, that the exercise price and the number of shares of NYSE Group Common Stock purchasable pursuant to the Archipelago Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; *provided*, *further*, that in the case of any Archipelago Option to which Section 422 of the Code applies, the exercise price and the number of shares of NYSE Group Company Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except

as specifically provided above, following the Effective Time, each Archipelago Option shall continue to be governed by the same terms and conditions as were applicable under such Archipelago Option immediately prior to the Effective Time.

"*Archipelago Stock Plans*" means (i) Archipelago Holdings, L.L.C. 2000 Long-Term Incentive Plan, (ii) Archipelago Holdings, L.L.C. 2003 Long-Term Incentive Plan and (iii) Archipelago Holdings 2004 Stock Incentive Plan.

(ii) *Archipelago Awards*. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Archipelago Shares or benefits measured by the value of Archipelago Shares, and each award of any kind consisting of Archipelago Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Archipelago Stock Plans and any other Archipelago Benefit Plans, other than Archipelago Options (the "*Archipelago Awards*"), shall be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of NYSE Group Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of Archipelago Shares subject to such Archipelago Award immediately prior to the Effective Time and (y) the Archipelago Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant Archipelago Stock Plan or other Archipelago Benefit Plans immediately prior to the Effective Time.

(iii) *Registration*. If registration of any interests in the Archipelago Stock Plans or other Archipelago Benefit Plans or the shares of NYSE Group Common Stock issuable thereunder is required under the United States Securities Act of 1933, as amended (the *"Securities Act"*), NYSE Group shall file with the SEC within 5 business days after the Effective Time a registration statement on Form S-3 or Form S-8, as the case may be (or any successor form), or another appropriate form with respect to such interests or NYSE Group Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Archipelago Stock Plans or other Archipelago Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of NYSE Group Common Stock issuable thereunder (and compliance with any such state laws) continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, NYSE Group shall deliver to the holders of Archipelago Options and Archipelago Awards appropriate notices setting forth such holders' rights pursuant to the respective Archipelago Stock Plans and agreements evidencing the grants of such Archipelago Options and Archipelago Awards, and stating that such Archipelago Options and Archipelago Awards and agreements have been assumed by NYSE Group and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.2(e) after giving effect to the Mergers and the terms of the Archipelago Stock Plans).

(iv) *Archipelago Corporate Actions*. At or prior to the Effective Time, Archipelago, the Archipelago Board of Directors and the Archipelago Compensation Committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 5.2(e)(i) and 5.2(e)(ii). NYSE Group shall take all actions which are necessary for the assumption of the Archipelago Options and Archipelago Awards pursuant to Sections 5.2(e)(i) and 5.2(e)(ii) including the reservation, issuance (subject to Section 5.2(e)(iii)) and listing of NYSE Group Common Stock as necessary to effect the transactions contemplated by this Section 5.2(e).

5.3. *Delivery of Merger Consideration.*

(a) *Exchange Agent*. Prior to the Effective Time, NYSE and Archipelago shall mutually appoint a commercial bank or trust company, or a subsidiary thereof, to act as paying and exchange agent hereunder (the *"Exchange Agent"*). On or prior to the NYSE Corporation Merger Effective Time, (i) NYSE shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of record of NYSE Membership Interests as of immediately prior to the NYSE Corporation Merger Effective Time, an amount

of cash sufficient to pay the aggregate cash portion of the NYSE Merger Consideration, (ii) NYSE and Archipelago shall cause NYSE Group to deposit with the Exchange Agent, for the benefit of the holders of shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, (A) certificates representing the shares of NYSE Group Common Stock, as applicable, issuable pursuant to Sections 5.1(a) and 5.2(a) in exchange for outstanding shares of NYSE Merger Corporation Sub Stock and Archipelago Shares, as applicable, and (B) any cash to be paid pursuant to Sections 5.3(g) in respect of any cash in lieu of fractional shares in exchange for outstanding NYSE Membership Interests and Archipelago Shares upon due surrender of Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of instructions for use in effecting the transfer and cancellation of Book Entry Interests in exchange for the applicable Merger Consideration pursuant to the provisions of Articles V and IV (such cash and certificates for shares of NYSE Group Common Stock being hereinafter referred to as the *"Exchange Fund"*).

(b) *Election Procedures*. Each Member shall have the right, subject to the limitations set forth in this Section 5.3(b), to submit an election (each, an "*Election*") in accordance with the following procedures:

(i) Each Member may specify in a request made in accordance with the provisions of this Section 5.3(b) whether such Member elects to receive with respect to his or her NYSE Membership Interest either (A) the consideration set forth in Section 5.1(a)(i)(A) (such Election, the "*Standard Election*"), (B) the consideration set forth in Section 5.1(a)(i)(B) (such Election, the "*Cash Election*"), or (C) the consideration set forth in Section 5.1(a)(i)(C) (such Election, the "*Stock Election*").

(ii) Any Member who does not make an Election in accordance with the provisions of this Section 5.3(b), or whose Election is not received by the Exchange Agent prior to the Election Deadline in the manner provided in Section 5.3(b)(iv), will be deemed to have made the Standard Election.

(iii) NYSE or NYSE Group shall cause appropriate form of election and transmittal materials (*provided* that Archipelago shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed) (the "*NYSE Transmittal Letter*") to be provided by the Exchange Agent to Members advising such Members of the procedure for exercising their right to make the Election and for providing instructions to the Exchange Agent to effect the transfer and cancellation of Book Entry Interests in exchange for the NYSE Merger Consideration.

(iv) Any Election set forth in Section 5.3(b)(i) shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a NYSE Transmittal Letter properly completed and signed indicating such Election.

"*Election Deadline*" means such time as selected by the NYSE in its discretion as set forth in the NYSE Transmittal Letter.

(v) Any Member may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised NYSE Transmittal Letter. If NYSE shall determine in its reasonable discretion that any Election is not properly made with respect to any NYSE Membership Interest (it being understood that no party hereto nor the Exchange Agent being under any duty to notify any Member of any such defect), such Election shall be deemed to be not in effect.

(vi) Any Member may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by NYSE that this Agreement has been terminated in accordance with Article IX.

(vii) NYSE, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the NYSE Letter of Transmittal and compliance by any Member with the Election procedures set forth herein, and (ii) the manner and extent to which Elections are to be take into account in making the determinations prescribed in Section 5.1(a).

(c) *Archipelago Transmittal Letter*. Archipelago and NYSE Group shall cause appropriate transmittal materials, in such form as reasonably agreed upon by NYSE and Archipelago (the "*Archipelago Transmittal Letter*"), to be provided by the Exchange Agent to holders of record of Archipelago Shares as soon as practicable after the Effective Time advising such holders of the effectiveness of the Mergers and the procedure for surrendering the Certificates to the Exchange Agent or providing instructions to the Exchange Agent to effect the transfer and cancellation of Book Entry Interests in exchange for the Merger Consideration.

(d) After the Effective time, and upon the surrender of a Certificate to the Exchange Agent or delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book Entry Interests in accordance with the terms of the NYSE Transmittal Letter or the Archipelago Transmittal Letter, as appropriate, the holder of such Certificate or of any Book Entry Interests shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of NYSE Group Common Stock in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Sections 5.1(a) and/or 5.2(a) (after taking into account all NYSE Membership Interests and Archipelago Shares then held by such holder), and (ii) a check in the amount (after giving effect to any required Tax withholdings) equal to the sum of (x) any cash in lieu of fractional shares and (y) in the case of NYSE Membership Interests, any cash in respect of the NYSE Merger Consideration, and the Certificates so surrendered or the Book Entry Interests which are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or such transfer and cancellation of any Book Entry Interests. In the event of a transfer of ownership of NYSE Membership Interests that is not registered in the transfer records of NYSE or a transfer of ownership of Archipelago Shares that is not registered in the transfer records of Archipelago, a certificate representing the proper number of shares of NYSE Group Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Certificate formerly representing such Archipelago Shares is presented to the Exchange Agent or if written instructions authorizing the transfer of any Book Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any certificate for shares of NYSE Group Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor or any Book Entry Interests is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of certificates for shares of NYSE Group Common Stock in a name other than that of the registered holder of the Certificate surrendered or in a name other than that of the registered holder of any Book Entry Interests, or shall establish to the satisfaction of NYSE Group or the Exchange Agent that such Tax has been paid or is not applicable.

For the purposes of this Agreement, the term "*Person*" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature.

(e) *Distributions with Respect to Unexchanged Shares; Voting*.

(i) All shares of NYSE Group Common Stock to be issued pursuant to the Mergers shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by NYSE Group in respect of NYSE Group Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the NYSE Group Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article V or to the holder of any Book Entry Interests until the instructions for transfer and cancellation provided in this Article V have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following surrender of any such Certificate or delivery to the Exchange Agent of such instructions with respect to Book Entry

Interests, there shall be issued and/or paid to the holder of the certificates representing whole shares of NYSE Group Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of NYSE Group Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of NYSE Group Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(ii) Holders of unsurrendered Certificates or Book Entry Interests in respect of which such instructions for transfer and cancellation have not been delivered, shall be entitled to vote after the Effective Time at any meeting of NYSE Group stockholders the number of whole shares of NYSE Group Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates or delivered such instructions to the Exchange Agent with respect to Book Entry Interests.

(f) *Transfers*. At or after the Effective Time, there shall be no transfers on the membership or stock transfer books of NYSE or Archipelago, as appropriate, of the NYSE Membership Interests or Archipelago Shares, as applicable, that were outstanding immediately prior to the Effective Time.

(g) *Fractional Shares*.

(i) Notwithstanding any other provision of this Agreement, no fractional shares of NYSE Group Common Stock will be issued and any holder of Archipelago Shares entitled to receive a fractional share of NYSE Group Common Stock but for this Section 5.3(g)(i) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder's proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of NYSE Group Common Stock that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of NYSE Group Common Stock have been received by the Exchange Agent.

(ii) Notwithstanding any other provision of this Agreement, no fractional shares of NYSE Merger Corporation Sub Stock will be issued and any holder of NYSE Membership Interests entitled to receive a fractional share of NYSE Merger Corporation Sub Stock but for this Section 5.3(g)(ii) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder's proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of NYSE Group Common Stock that such holder otherwise would be entitled to receive in the NYSE LLC Merger if such holder had held fractional shares of NYSE Merger Corporation Sub Stock. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of NYSE Group Common Stock have been received by the Exchange Agent.

(h) *Termination of Exchange Fund*. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any NYSE Group Common Stock) that remains unclaimed by the former members of NYSE, the former stockholders of NYSE Merger Corporation Sub or the former stockholders of Archipelago for 180 days after the Effective Time shall be delivered to NYSE Group. Any former members of NYSE, former stockholders of NYSE Merger Corporation Sub or former stockholders of Archipelago who have not theretofore complied with this Article V shall thereafter look only to NYSE Group for delivery of any certificates for shares of NYSE Group Common Stock of such stockholders and payment of cash and any dividends and other distributions in respect of NYSE Group Common Stock of such stockholders payable and/or issuable pursuant to Sections 5.1(a), 5.2(a) and 5.3(g) upon due surrender of their Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of written instructions for the transfer and cancellation of any Book Entry Interests, in each case, without any interest thereon. Notwithstanding the foregoing, none of NYSE Group, NYSE, Archipelago, NYSE Merger Sub,

Archipelago Merger Sub, any surviving entity in the Mergers, the Exchange Agent or any other Person shall be liable to any former holder of NYSE Membership Interests or Archipelago Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(i) *Lost, Stolen or Destroyed Certificates*. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by NYSE Group, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of NYSE Group Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(j) *Affiliates*. Notwithstanding anything herein to the contrary, Certificates surrendered, or Book Entry Interests in respect of which instructions for transfer and cancellation have been delivered to the Exchange Agent, for exchange for the Merger Consideration, by any Member of NYSE or any stockholder of Archipelago that may be deemed to be an "affiliate" (as determined pursuant to Section 7.7 of this Agreement) of NYSE or Archipelago shall not be exchanged until NYSE Group has received an Affiliates Letter from such Person as provided in Section 7.7 of this Agreement.

5.4. *Restrictions on Equity Issuances*. Notwithstanding anything to the contrary, (a) on and after the date hereof and until the Effective Time, neither NYSE nor Archipelago shall (except as set forth in Section 7.1(d)(ii)(B) and Section 7.16) issue, grant, convey or provide to any Person any right of any kind, contingent or accrued, to acquire or receive NYSE Membership Interests or Archipelago Shares or benefits measured by the value of NYSE Membership Interests or Archipelago Shares, including any Archipelago Options or Archipelago Awards; and (b) on and after the Determination Date, (i) Archipelago shall not, and shall cause its Subsidiaries not to, issue or agree to issue any Archipelago Shares (other than pursuant to the exercise of Archipelago Options issued on or prior to the date of this Agreement) or take any other action that could cause the Archipelago Fully-Diluted Share Amount to change and (ii) NYSE shall not, and shall cause its Subsidiaries not to, issue or agree to issue any NYSE Membership Interests or take any other action that could cause the aggregate number of NYSE Membership Interests or the Total Member Share Count to change.

ARTICLE VI

Representations and Warranties

6.1. *Representations and Warranties of NYSE*. Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to Archipelago by NYSE on or prior to entering into this Agreement (the "*NYSE Disclosure Letter*"), or in such other section or subsection of the NYSE Disclosure Letter where the applicability of such exception is reasonably apparent, NYSE hereby represents and warrants to Archipelago as set forth in this Section 6.1. The mere inclusion of any item in the NYSE Disclosure Letter as an exception to a representation or warranty of NYSE in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a NYSE Material Adverse Effect or trigger any other materiality qualification.

(a) *Organization, Good Standing and Qualification*. NYSE is a Type A not-for-profit corporation duly organized, validly existing and in good standing under the N-PCL. Each of NYSE's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of NYSE and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority

when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a NYSE Material Adverse Effect. NYSE has made available to Archipelago a complete and correct copy of the NYSE Organizational Documents and NYSE Subsidiary Organizational Documents, in effect as of the date hereof. NYSE Organizational Documents and NYSE Subsidiary Organizational Documents so delivered are in full force and effect. Section 6.1(a) of the NYSE Disclosure Letter contains a correct and complete list of all Subsidiaries of NYSE, and each jurisdiction where NYSE and each of its Subsidiaries is organized and qualified to do business.

"NYSE Organizational Documents" means the Certificate of Incorporation and Constitution of NYSE.

"NYSE Subsidiary Organizational Documents" means the certificates of incorporation, bylaws and similar organizational documents of all Subsidiaries of NYSE.

"NYSE Material Adverse Effect" means a material adverse effect on (a) the business (including as a result of any disciplinary conduct involving NYSE or any of its Subsidiaries that results in or is reasonably expected to result in a material adverse effect on market structure), continuing results of operations or financial condition of NYSE and its Subsidiaries, taken as a whole, (b) the authority or ability of NYSE to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the United States Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) or (c) the ability of NYSE to consummate the NYSE Mergers in accordance with the terms of this Agreement prior to the Termination Date; *provided*, *however*, that the following shall not be considered in determining whether a NYSE Material Adverse Effect has occurred: (A) any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other United States securities exchanges or trading markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby, or (C) any change or development to the extent resulting from any action or omission by NYSE or any of its Subsidiaries that is required by this Agreement.

"*Subsidiary*" means, with respect to NYSE Group, NYSE, Archipelago, NYSE Merger Corporation Sub, NYSE Merger Sub LLC, NYSE Regulation, NYSE Market or Archipelago Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

(b) *Memberships and Trading Rights*.

(i) As of the date hereof, there are 1,366 outstanding NYSE memberships ("*Membership Interests*"), all of which are held by regular members (as such term is defined in Article I, Section 3(n) of NYSE's Constitution) (such regular member, a "*Member*"). As of April 15, 2005, 950 of the NYSE Membership Interests have been leased by a lessor member (as such term is defined in Article I, Section 3(g) of NYSE's Constitution) (such lessor member, a "*Lessor Member*") to a lessee member (as such term is defined in Article I, Section 3(f) of NYSE's Constitution) (such lessee member, a "*Lessee Member*") pursuant to a lease agreement (each, a "*Membership Lease*").

(ii) All of the outstanding NYSE Membership Interests in NYSE have been duly authorized and are valid. Each of the outstanding shares of capital stock or other securities of each of the NYSE's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by NYSE or by a direct or indirect wholly owned subsidiary of NYSE, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, phantom equity, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any

kind that obligate NYSE or any of its Subsidiaries to issue or sell any NYSE Membership Interests, shares of capital stock or other securities of NYSE or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any NYSE Membership Interests or other securities of NYSE or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. NYSE does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Members or holders of any other equity securities of NYSE on any matter.

(iii) As of April 15, 2005, there are (A) no physical access members (as such term is defined in Article I, Section 3(m) of NYSE's Constitution) (such members, a "*Physical Access Members*"), (B) 23 electronic access members (as such term is defined in Article I, Section 3(e) of NYSE's Constitution) (such members, an "*Electronic Access Members*"), and (C) 51 options trading right holders (as such term is defined in Article II, Section 8 of NYSE's Constitution) (the "*Trading Right Holders*").

(c) *Corporate Authority*.

(i) NYSE has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the NYSE Mergers and the other transactions contemplated hereby (including all actions by the Board of Directors of NYSE set forth in clause (ii)(A) and (B) below), subject only to the adoption and approval of this Agreement by two-thirds of the votes cast by the Members entitled to vote thereon (the "*NYSE Requisite Vote*") and, to the extent required under any NYSE Organizational Document, approval of the SEC. This Agreement is a valid and binding agreement of NYSE enforceable against NYSE in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "*Bankruptcy and Equity Exception*"). The representations and warranties set forth in this Section 6.1(c)(i) shall apply *mutatis mutandis* with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; *provided*, *however*, that the representations and warranties set forth in this Section 6.1(c)(i) do not "speak as of a specified" date for purposes of Section 8.2(a).

(ii) The Board of Directors of NYSE: (A) has approved, adopted and declared advisable this Agreement and the NYSE Mergers and the other transactions contemplated hereby; and (B) has received the opinion of its financial advisor, Lazard Frères & Co. LLC, to the effect that the consideration to be received by the holders of the NYSE Membership Interests in the NYSE Mergers is fair from a financial point of view, as of the date of such opinion, to such holders, a copy of which opinion has been delivered to Archipelago. It is agreed and understood that such opinion is for the benefit of NYSE's Board of Directors and may not be relied on by Archipelago. The representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) shall apply *mutatis mutandis* with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; *provided*, *however*, that the representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) do not "speak as of a specified" date for purposes of Section 8.2(a).

(d) *No Conflicts*.

(i) (A) Neither the execution and delivery by NYSE of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the NYSE Mergers and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the

payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYSE or any of its Subsidiaries is a party or by which NYSE or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the New NYSE Operating Agreement by the SEC, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of the NYSE Organizational Documents or the NYSE Subsidiary Organizational Documents, or any Law applicable to it, or (y) to the knowledge of NYSE, subject NYSE Group or any Subsidiaries of NYSE Group, Archipelago or any Subsidiaries of Archipelago, NYSE or any Subsidiaries of NYSE, or any of their respective affiliates, to any claim of, or any liability or obligation with respect to, (1) any Member or (2) any Lessee Member or Trading Right Holder, other than as set forth in this Agreement, or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x) above), individually or in the aggregate, have not had and are not reasonably expected to have, a NYSE Material Adverse Effect.

(ii) Neither NYSE nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which NYSE or its Subsidiaries (or, after giving effect to the Mergers, NYSE Group or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

"Contract" means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

(e) *Governmental Approvals and Consents*. Other than (i) the approvals and consents to be obtained from the SEC, (ii) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "*HSR Act*"), the Exchange Act and the Securities Act, and (iii) other foreign approvals, state securities, takeover and "blue sky" laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by NYSE or any of its Subsidiaries with, or obtained by NYSE or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, domestic or foreign, other than NYSE, the PCX or any of their respective Subsidiaries ("*Governmental Entity*"), in connection with the execution and delivery by NYSE of this Agreement, the performance by NYSE of its obligations hereunder, and the consummation of the transactions contemplated hereby.

(f) *Registration of NYSE as an Exchange*. NYSE is registered as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and has in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on NYSE and (ii) with respect to all other matters for which rules are required under the Exchange Act.

(g) *NYSE Reports; Financial Statements*. Each of NYSE and its Subsidiaries has made available each of its annual reports and proxy statements delivered to its Members since December 31, 2003 (collectively, the "*NYSE Reports*"). Neither NYSE nor any of its Subsidiaries has received, or knows of, any comments or inquiries from the SEC relating to any NYSE Report that, individually or in the aggregate, have had or are reasonably expected to have a NYSE Material Adverse Effect. As of their respective dates (or if amended, as of the date of such amendment), the NYSE Reports did not contain any untrue statement of a material

fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. NYSE has delivered to the Archipelago true and complete copies of the audited consolidated financial statements of NYSE for the fiscal year ended December 31, 2004 (the "*NYSE Financial Statements*"). Each of the consolidated balance sheets included in the NYSE Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of NYSE and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the NYSE Financial Statements (including any related notes and schedules) fairly presents the results of operations, retained earnings, members' equity, cash flows and changes in financial position, as the case may be, of NYSE and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles ("*GAAP*") consistently applied during the periods involved, except as may be noted therein.

(h) *Absence of Certain Changes*. Except as disclosed in NYSE Financial Statements, since December 31, 2004, NYSE and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a NYSE Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by NYSE or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by NYSE in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2004, except as provided for herein or as disclosed in NYSE Financial Statements, there has not been any increase in the compensation payable or that could become payable by NYSE or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the NYSE Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(i) *Compliance*. Neither NYSE nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any U.S. federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit (each, a "*Law*" and collectively "*Laws*") of any Governmental Entity or (ii) any Contract to which NYSE or any of its Subsidiaries is a party or by which NYSE or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of cases (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect. NYSE and its Subsidiaries are in compliance with all undertakings of NYSE and its Subsidiaries in connection with any investigation or examination by the SEC or any other Governmental Entity, other than such failures to be in compliance that, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect. Except as set forth in NYSE Financial Statements, no investigation or review by any Governmental Entity with respect to NYSE or any of its Subsidiaries is pending or, to the knowledge of NYSE, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect. Except as set forth in the NYSE Financial Statements or as, individually or in the aggregate, is not reasonably expected to have a NYSE Material Adverse Effect, (x) no material change is required in NYSE's or any of its Subsidiaries' processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) NYSE has not received any written notice or written communication of any noncompliance with any Law. Each of NYSE and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, "*Permits*") of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a NYSE Material Adverse Effect.

(j) *Litigation and Liabilities*. Except as disclosed in NYSE Financial Statements, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the

knowledge of NYSE, threatened against NYSE, any of its Subsidiaries or any of their respective directors or officers or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of NYSE, could result in any claims against, or obligations or liabilities of, NYSE or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a NYSE Material Adverse Effect.

(k) *Employee Benefits*.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NYSE and its Subsidiaries (the "*NYSE Employees*") and current or former directors of NYSE, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*"), and deferred compensation, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the "*NYSE Benefit Plans*") are listed in Section 6.1(k) of the NYSE Disclosure Letter. True and complete copies of all NYSE Benefit Plans listed in Section 6.1(k) of the NYSE Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any NYSE Benefit Plans, and all amendments thereto, have been provided or made available to Archipelago.

(ii) All NYSE Benefit Plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA (each, a "*NYSE Multiemployer Plan*") are in substantial compliance with ERISA and the Code, to the extent applicable, and other applicable Laws. Each NYSE Benefit Plan which is subject to ERISA (a "*NYSE ERISA Plan*") that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "*NYSE Pension Plan*") intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (*"IRS"*) covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and NYSE is not aware of any circumstances likely to result in the loss of the qualification of any such plan under Section 401(a) of the Code. Neither NYSE nor any of its Subsidiaries has engaged in a transaction with respect to any NYSE ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject NYSE or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which, individually or in the aggregate, has had, or is reasonably expected to have, a NYSE Material Adverse Effect. Neither NYSE nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA, any of which, individually or in the aggregate, has had, or is reasonably expected to have, a NYSE Material Adverse Effect.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by NYSE or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with NYSE under Section 4001 of ERISA or Section 414 of the Code (a "*NYSE ERISA Affiliate*"). NYSE and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a NYSE Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (*"PBGC"*) Reg. Section 4043.33 or 4043.66, has been required to be filed for any NYSE Pension Plan or by any NYSE ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(iv) All contributions required to be made under each NYSE Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each NYSE Benefit Plan have been properly accrued and reflected in NYSE Financial Statements. Neither any NYSE Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no NYSE ERISA Affiliate has an outstanding funding waiver. Neither any NYSE Pension Plan nor any single-employer plan of a NYSE ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any NYSE Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither NYSE nor any of its Subsidiaries has provided, or is required to provide, security to any NYSE Pension Plan or to any single-employer plan of a NYSE ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each NYSE Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such NYSE Pension Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such NYSE Pension Plan.

(vi) As of the date hereof, there is no pending or, to the knowledge of NYSE, threatened, litigation relating to the NYSE Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, a NYSE Material Adverse Effect. Neither NYSE nor any of its Subsidiaries has any obligations for retiree health and life benefits under any NYSE ERISA Plan or collective bargaining agreement. NYSE or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii) There has been no amendment to, announcement by NYSE or any of its Subsidiaries relating to, or change in employee participation or coverage under, any NYSE Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, Member approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any NYSE Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the NYSE Benefit Plans, or (C) limit or restrict the right of NYSE or, after the consummation of the Mergers or any other transactions contemplated hereby, NYSE Group to merge, amend or terminate any of the NYSE Benefit Plans.

(viii) Neither NYSE nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan or has made any payments or will make any payments that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code.

(l) *Tax Matters*. Neither NYSE nor any of its affiliates has taken or agreed to take any action, nor, to the knowledge of NYSE, there exists any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE Mergers from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or the NYSE LLC Merger and the Archipelago Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

(m) *Taxes*.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a NYSE Material Adverse Effect: (A) all Tax Returns that are required to be filed by NYSE or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) all Taxes that are shown as due on such filed Tax

Returns or that NYSE or any of its Subsidiaries are obligated to withhold from amounts owing to any Employee, creditor or third party, have been timely paid, except with respect to matters for which adequate reserves have been established; (C) neither NYSE nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) all Taxes due and payable by NYSE or any of its Subsidiaries have been adequately provided for in the financial statements of NYSE and its Subsidiaries for all periods ending through the date hereof (including the NYSE Financial Statements) and, as of the date hereof, no deficiency with respect to any Tax has been proposed, asserted or assessed against NYSE or any of its Subsidiaries; (E) neither NYSE nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement; and (F) none of NYSE or any of its Subsidiaries has any liability for Taxes of any Person (other than NYSE or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ii) NYSE has made available to Archipelago true and correct copies of the U.S. federal income Tax Returns filed by NYSE and its Subsidiaries for each Taxable year ending in the calendar years 2003, 2002 and 2001.

(iii) The U.S. federal income Tax Returns of NYSE and each of its Subsidiaries for the tax year 2000 have been examined by the IRS and an IRS no-change letter was issued. The statute of limitations for the U.S. federal income Tax for all other years prior to and through 2000 has expired and such years are closed.

(iv) No claim has been made within the previous three years by a Taxing Authority in a jurisdiction where NYSE or any of its Subsidiaries does not file income Tax Returns that NYSE or any of its Subsidiaries is or may be subject to income Taxation in that jurisdiction.

(v) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to NYSE or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired.

(vi) None of NYSE or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any "closing agreement" as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing Date.

(vii) None of NYSE or any Subsidiary has engaged in any transactions that is a "reportable transaction" for purposes of § 1.6011-4(b).

(viii) Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a "parachute payment" to any "disqualified individual" as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

As used in this Agreement, (i) the term "*Tax*" (including the plural form "*Taxes*" and, with correlative meaning, the terms "*Taxable*" and "*Taxation*") includes all U.S. federal, state, local and foreign income, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any

nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (ii) the term "*Tax Return*" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax Authority relating to Taxes, and (iii) the term "*Tax Authority*" includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the IRS and any similar state or local revenue agency).

(n) *Labor Matters*. Neither NYSE nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is NYSE or any of its Subsidiaries the subject of any material proceeding asserting that NYSE or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of NYSE, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving NYSE or any of its Subsidiaries.

(o) *Insurance*. All insurance policies maintained by NYSE and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of NYSE and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by NYSE and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to NYSE and its Subsidiaries. None of NYSE or any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of NYSE or its Subsidiaries. The insurance policies of NYSE and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under NYSE's directors' and officers' liability insurance policies since December 31, 2001, and, as of the date of this Agreement, no such claims are pending.

(p) *Intellectual Property*.

(i) For the purposes of this Agreement, "*Intellectual Property*" means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, (A) NYSE and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of NYSE as currently conducted (the "*NYSE Intellectual Property*") and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect: (A) the NYSE Intellectual Property owned by NYSE is valid, subsisting and enforceable, (B) NYSE's and/or its Subsidiaries' ownership of and right to use the NYSE Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to use any of the owned NYSE Intellectual Property except pursuant to non-exclusive license grants made in writing by NYSE. All material Contracts under which NYSE or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any NYSE Intellectual Property (the "*NYSE Intellectual Property Contracts*") are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Bankruptcy and Equity Exceptions. Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, no claim has been made that NYSE or any of its Subsidiaries, or to the knowledge of NYSE, another person, has breached any NYSE Intellectual Property Contract.

(iii) There are no pending or, to the knowledge of NYSE, threatened claims by any Person alleging infringement by NYSE or its Subsidiaries for their use of any NYSE Intellectual Property that are reasonably expected to have a NYSE Material Adverse Effect. Except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, to the knowledge of NYSE, the conduct of the business of NYSE as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of NYSE, there is no unauthorized use, infringement or misappropriation and other violation of NYSE Intellectual Property by any Person, including any Employee of NYSE or any of its Subsidiaries, except as would not reasonably be likely to have a NYSE Material Adverse Effect. NYSE and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other non-public information owned by NYSE or its Subsidiaries, or received from third Persons which NYSE or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have a NYSE Material Adverse Effect.

(iv) To the knowledge of NYSE and except as has not had or is not reasonably expected to have a NYSE Material Adverse Effect, the IT Assets of NYSE operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by NYSE and its Subsidiaries in connection with the business of NYSE as currently conducted. Each of NYSE and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

"*IT Assets*" means, with respect to Archipelago or NYSE, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of Archipelago or NYSE, as applicable, as currently conducted.

(q) *Brokers and Finders*. None of NYSE, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Mergers or the other transactions contemplated by this Agreement, except that NYSE has employed Goldman, Sachs & Co. to facilitate the transactions contemplated hereby, and Lazard Frères & Co. LLC as its financial advisor, the arrangements with which have been disclosed in writing to Archipelago prior to the date hereof.

6.2. *Representations and Warranties of Archipelago*. Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to NYSE by Archipelago on or prior to entering into this Agreement (the "*Archipelago Disclosure Letter*"), or in such other section or subsection of the Archipelago Disclosure Letter where the applicability of such exception is reasonably apparent, Archipelago hereby represents and warrants to NYSE as set forth in this Section 6.2. The mere inclusion of any item in the Archipelago Disclosure Letter as an exception to a representation or warranty of Archipelago in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, an Archipelago Material Adverse Effect or trigger any other materiality qualification.

(a) *Organization, Good Standing and Qualification*. Archipelago is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Archipelago's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of Archipelago and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have an Archipelago Material Adverse Effect. Archipelago has made

available to NYSE a complete and correct copy of the Archipelago Organizational Documents and Archipelago Subsidiary Organizational Documents, in effect as of the date hereof. The Archipelago Organizational Documents and the Archipelago Subsidiary Organizational Documents so delivered are in full force and effect. Section 6.2(a) of the Archipelago Disclosure Letter contains a correct and complete list of all Subsidiaries of Archipelago, and each jurisdiction where Archipelago and each of its Subsidiaries is organized and qualified to do business.

"*Archipelago Organizational Documents*" means the Certificate of Incorporation and By-Laws of Archipelago.

"*Archipelago Subsidiary Organizational Documents*" means the certificates of incorporation, bylaws and similar organizational documents of all Subsidiaries of Archipelago.

"*Archipelago Material Adverse Effect*" means a material adverse effect on (a) the business (including as a result of any disciplinary conduct involving Archipelago or any of its Subsidiaries that results in or is reasonably expected to result in a material adverse effect on market structure), continuing results of operations or financial condition of Archipelago and its Subsidiaries, taken as a whole, (b) following the direct or indirect acquisition of the PCX by Archipelago or any of its Subsidiaries, the authority or ability of the PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act), or (c) the ability of Archipelago to consummate the Archipelago Merger in accordance with the terms of this Agreement prior to the Termination Date; *provided*, *however*, that the following shall not be considered in determining whether an Archipelago Material Adverse Effect has occurred: (A) any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect Archipelago and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other United States securities markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby, or (C) any change or development to the extent resulting from any action or omission by Archipelago or any of its Subsidiaries that is required by this Agreement.

(b) *Capital Structure of Archipelago*. The authorized capital stock of Archipelago consists of 165,000,000 Archipelago Shares, of which 47,148,531 shares are outstanding as of April 15, 2005, and 35,000,000 shares of Preferred Stock par value $0.01 per share (the *"Archipelago Preferred Shares"*), none of which are outstanding as of the date hereof. All of the outstanding Archipelago Shares have been duly authorized and are validly issued, fully paid and nonassessable. Archipelago has no Archipelago Shares or Archipelago Preferred Shares reserved for issuance, except that, as of April 15, 2005, there were 4,211,135 shares of Archipelago Shares reserved for issuance pursuant to the Archipelago Stock Plans. Each of the outstanding shares of capital stock or other equity interests of each of Archipelago's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Archipelago or by a direct or indirect wholly owned subsidiary of Archipelago, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Archipelago or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Archipelago or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Archipelago Shares or other securities of Archipelago or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Archipelago does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Archipelago on any matter.

(c) *Corporate Authority*.

(i) Archipelago has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Archipelago Merger and the other transactions contemplated hereby (including all actions by the Board of Directors of Archipelago set forth in clause (ii)(A) and (B) below), subject only to the adoption and approval of this Agreement by the majority of holders of the outstanding Archipelago Shares entitled to vote thereon (the "*Archipelago Requisite Vote*") and, to the extent required under any Archipelago Organizational Document, approval of the SEC and the Board of Directors of the PCX. This Agreement is a valid and binding agreement of Archipelago, enforceable against Archipelago in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 6.2(c)(ii) shall apply *mutatis mutandis* with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; *provided*, *however*, that the representations and warranties set forth in this Section 6.2(c)(ii) do not "speak as of a specified" date for purposes of Section 8.3(a).

(ii) The Board of Directors of Archipelago: (A) has approved, adopted and declared advisable this Agreement and the Archipelago Merger and the other transactions contemplated hereby; (B) has, subject to any required approval of the SEC and the Board of Directors of the PCX, approved the New Archipelago Charter; and (C) has received the opinion of its financial advisor, Greenhill & Co., LLC, to the effect that the consideration to be received by such holders of the Archipelago Shares in the Archipelago Merger is fair from a financial point of view, as of the date of such opinion, to such holders (other than Goldman, Sachs & Co., Lazard Frères & Co. LLC or their respective affiliates to the extent that they are Archipelago stockholders), a copy of which opinion has been delivered to Archipelago. It is agreed and understood that such opinion is for the benefit of Archipelago's Board of Directors and may not be relied on by NYSE. The representations and warranties set forth in clause (A) of this Section 6.2(c)(i) shall apply *mutatis mutandis* with respect to both the Original Merger Agreement and this Agreement, and, with respect to the Original Merger Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; *provided*, *however*, that the representations and warranties set forth in clause (A) of this Section 6.2(c)(i) do not "speak as of a specified" date for purposes of Section 8.3(a).

(d) *No Conflicts*.

(i) (A) Neither the execution and delivery by Archipelago of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Archipelago Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which Archipelago or any of its Subsidiaries is a party or by which Archipelago or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the New Archipelago Charter by the SEC and the Board of Directors of the PCX, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of the Archipelago Organizational Documents or the Archipelago Subsidiary Organizational Documents, or any Law applicable to it, or (y) to the knowledge of Archipelago, subject NYSE Group or any Subsidiaries of NYSE Group, Archipelago or any Subsidiaries of Archipelago, NYSE or any Subsidiaries of NYSE, or any of their respective affiliates, to any claim of, or any liability or obligation with respect to, any holder of any trading permit issued by

the Pacific Exchange, Inc. or PCX Equities, Inc., other than as set forth in this Agreement, or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x) above), individually or in the aggregate, have not had and are not reasonably expected to have, an Archipelago Material Adverse Effect.

(ii) Neither Archipelago nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Archipelago or its Subsidiaries (or, after giving effect to the Mergers, NYSE Group or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

(e) *Governmental Approvals and Consents.* Other than (i) the approvals and consents to be obtained from the SEC and the Board of Directors of the PCX, (ii) the filings and/or notices under the HSR Act, the Exchange Act and the Securities Act, (iii) the filings, notices, approvals and/or consents to be obtained from any Self-Regulatory Organization and (iv) other foreign approvals, state securities, takeover and "blue sky" laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Archipelago or any of its Subsidiaries with, or obtained by Archipelago or any of its Subsidiaries from, any Governmental Entity or Self-Regulatory Organization in connection with the execution and delivery by Archipelago of this Agreement, the performance by Archipelago of its obligations hereunder, and the consummation of the transactions contemplated hereby.

"*Self-Regulatory Organization*" means any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, ECNs, insurance companies or agents, investment companies or investment advisers; *provided*, *however*, that, in the case of Archipelago, PCX shall not be a "Self-Regulatory Organization".

(f) *Archipelago Reports; Financial Statements.*

(i) Archipelago has delivered to NYSE the final amendment of each registration statement, and each report, proxy statement or information statement prepared by it since December 31, 2003, including Archipelago's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, the "*Archipelago Reports*"). Each of the Archipelago Reports is true and complete, was timely made and is in material compliance with all applicable Laws and other requirements applicable to such Archipelago Reports. Neither Archipelago nor any of its Subsidiaries has received, or knows of, any comments or inquiries from the SEC relating to any Archipelago Report that, individually or in the aggregate, have had or are reasonably expected to have an Archipelago Material Adverse Effect. As of their respective dates (or if amended, as of the date of such amendment), the Archipelago Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Archipelago Reports (including the related notes and schedules) fairly presents the consolidated financial position of Archipelago and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Archipelago Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, stockholders' equity, cash flows and changes in financial position, as the case may be, of Archipelago and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

(ii) Archipelago is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the *"Sarbanes-Oxley Act"*) and (B) the applicable listing and corporate

governance rules and regulations of PCX and PCX Equities. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Archipelago nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Archipelago.

(iii) Archipelago (A) has designed reasonable disclosure controls and procedures to ensure that material information relating to Archipelago, including its consolidated Subsidiaries, is made known to the management of Archipelago by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Archipelago's auditors and the audit committee of Archipelago's Board of Directors (x) any significant deficiencies known to Archipelago's management or internal auditors (in-sourced or outsourced) in the design or operation of internal controls which could adversely affect in any material respect Archipelago's ability to record, process, summarize and report financial data and has identified for Archipelago's auditors any material weaknesses known to Archipelago's management or internal auditors (in-sourced or outsourced) in internal controls and (y) any fraud known to Archipelago's management or internal auditors (in-sourced or outsourced), whether or not material, that involves management or other employees who have a significant role in Archipelago's internal controls.

(g) *Absence of Certain Changes.* Except as disclosed in Archipelago Reports, since the December 31, 2004, Archipelago and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, an Archipelago Material Adverse Effect; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Archipelago or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by Archipelago in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2004, except as provided for herein or as disclosed in Archipelago Reports, there has not been any increase in the compensation payable or that could become payable by Archipelago or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the Archipelago Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(h) *Compliance.* Neither Archipelago nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law of any Governmental Entity or Self-Regulatory Organization or (ii) any Contract to which Archipelago or any of its Subsidiaries is a party or by which Archipelago or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of cases (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have an Archipelago Material Adverse Effect. Except as expressly set forth in the Archipelago Reports, no investigation or review by any Governmental Entity or any Self-Regulatory Organization with respect to Archipelago or any of its Subsidiaries is pending or, to the knowledge of Archipelago, threatened, nor has any Governmental Entity or any Self-Regulatory Organization indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have an Archipelago Material Adverse Effect. Except as set forth in the Archipelago Reports or as, individually or in the aggregate, is not reasonably expected to have an Archipelago Material Adverse Effect, (x) no material change is required in Archipelago's or any of its Subsidiaries' processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) Archipelago has not received any written notice or written communication of any noncompliance with any Law. Each of Archipelago and its Subsidiaries has all Permits of all Governmental Entities and Self-Regulatory Organizations necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have an Archipelago Material Adverse Effect.

(i) *Litigation and Liabilities*. Except as disclosed in the Archipelago Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Archipelago, threatened against Archipelago, any of its Subsidiaries or any of their respective directors or officers, or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Archipelago, could result in any claims against, or obligations or liabilities of, Archipelago or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have an Archipelago Material Adverse Effect.

(j) *Employee Benefits*.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Archipelago and its Subsidiaries (the "*Archipelago Employees*") and current or former directors of Archipelago, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "*Archipelago Benefit Plans*") are listed in Section 6.2(j) of the Archipelago Disclosure Letter. True and complete copies of all Archipelago Benefit Plans listed in Section 6.2(j) of the Archipelago Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Archipelago Benefit Plans, and all amendments thereto, have been provided or made available to NYSE.

(ii) All Archipelago Benefit Plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA (each, an "*Archipelago Multiemployer Plan*") are in substantial compliance with ERISA and the Code, to the extent applicable, and other applicable Laws. Each Archipelago Benefit Plan which is subject to ERISA (an "*Archipelago ERISA Plan*") that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (an "*Archipelago Pension Plan*") intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Archipelago is not aware of any circumstances likely to result in the loss of the qualification of any such plan under Section 401(a) of the Code. Neither Archipelago nor any of its Subsidiaries has engaged in a transaction with respect to any Archipelago ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject Archipelago or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which, individually or in the aggregate, has had, or is reasonable expected to have, an Archipelago Material Adverse Effect. Neither Archipelago nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA, any of which, individually or in the aggregate, has had, or is reasonably expected to have, an Archipelago Material Adverse Effect.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Archipelago or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Archipelago under Section 4001 of ERISA or Section 414 of the Code (an "*Archipelago ERISA Affiliate*"). Archipelago and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to an Archipelago Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an Archipelago ERISA Affiliate). No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed for any Archipelago Pension Plan or by any Archipelago ERISA

Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(iv) All contributions required to be made under each Archipelago Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Archipelago Benefit Plan have been properly accrued and reflected in Archipelago Financial Statements. Neither any Archipelago Pension Plan nor any single-employer plan of an Archipelago ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Archipelago ERISA Affiliate has an outstanding funding waiver. Neither any Archipelago Pension Plan nor any single-employer plan of an Archipelago ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Archipelago Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code. Neither Archipelago nor any of its Subsidiaries has provided, or is required to provide, security to any Archipelago Pension Plan or to any single-employer plan of an Archipelago ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each Archipelago Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Archipelago Pension Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Archipelago Pension Plan.

(vi) As of the date hereof, there is no pending or, to the knowledge of Archipelago, threatened, litigation relating to the Archipelago Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, an Archipelago Material Adverse Effect. Neither Archipelago nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Archipelago ERISA Plan or collective bargaining agreement. Archipelago or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii) There has been no amendment to, announcement by Archipelago or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Archipelago Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any Archipelago Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Archipelago Benefit Plans, or (C) limit or restrict the right of Archipelago or, after the consummation of the Mergers or any other transactions contemplated hereby, NYSE Group to merge, amend or terminate any of the Archipelago Benefit Plans.

(viii) Neither Archipelago nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan or has made any payments or will make any payments that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code.

(k) *Tax Matters*. Neither Archipelago nor any of its affiliates has taken or agreed to take any action, nor, to the knowledge of Archipelago, there exists any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE Mergers from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or the NYSE LLC Merger and the Archipelago Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

(l) *Taxes*.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have an Archipelago Material Adverse Effect: (A) all Tax Returns that are required to be filed by Archipelago or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) all Taxes that are shown as due on such filed Tax Returns or that Archipelago or any of its Subsidiaries are obligated to withhold from amounts owing to any Archipelago Employee, creditor or third party have been timely paid, except with respect to matters for which adequate reserves have been established; (C) neither Archipelago nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (D) all Taxes due and payable by Archipelago or any of its Subsidiaries have been adequately provided for in the financial statements of Archipelago and its Subsidiaries for all periods ending through the date hereof (including the Archipelago Financial Statements) and, as of the date hereof, no material deficiency with respect to any Tax has been proposed, asserted or assessed against Archipelago or any of its Subsidiaries; (E) neither Archipelago nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement; and (F) none of Archipelago or any of its Subsidiaries has any liability for Taxes of any Person (other than Archipelago or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ii) No claim has been made by a Taxing Authority in a jurisdiction where Archipelago or any of its Subsidiaries does not file Tax Returns that Archipelago or any of its Subsidiaries is or may be subject to Taxation in that jurisdiction.

(iii) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to Archipelago or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(iv) None of Archipelago or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any "closing agreement" as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing Date;

(v) None of Archipelago or any Subsidiary has engaged in any transactions that is a "reportable transaction" for purposes of § 1.6011-4(b).

(vi) Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a "parachute payment" to any "disqualified individual" as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(m) *Labor Matters*. Neither Archipelago nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is Archipelago or any of its Subsidiaries the subject of any material proceeding asserting that Archipelago or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of Archipelago, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Archipelago or any of its Subsidiaries.

(n) *Insurance*. All insurance policies maintained by Archipelago and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of Archipelago and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by Archipelago and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to Archipelago and its Subsidiaries. None of Archipelago or any of its Subsidiaries has received any notice of cancellation or termination with respect to any insurance policy of Archipelago or its Subsidiaries. The insurance policies of Archipelago and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under Archipelago's directors' and officers' liability insurance policies since December 31, 2001, and, as of the date of this Agreement, no such claims are pending.

(o) *Intellectual Property*.

(i) Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, (A) Archipelago and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Archipelago as currently conducted (the "*Archipelago Intellectual Property*"), and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect: (A) the Archipelago Intellectual Property owned by Archipelago is valid, subsisting and enforceable, (B) Archipelago's and/or its Subsidiaries' ownership of and right to use the Archipelago Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to use any of the owned Archipelago Intellectual Property, except pursuant to non-exclusive license grants made in writing by Archipelago. All material Contracts under which Archipelago or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any Archipelago Intellectual Property (the *"Archipelago Intellectual Property Contracts"*) are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Bankruptcy and Equity Exceptions. Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, no claim has been made that Archipelago or any of its Subsidiaries, or to the knowledge of Archipelago, another person, has breached any Archipelago Intellectual Property Contract.

(ii) There are no pending or, to the knowledge of Archipelago, threatened claims by any Person alleging infringement by Archipelago or its Subsidiaries for their use of any Archipelago Intellectual Property that are reasonably expected to have an Archipelago Material Adverse Effect. Except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, to the knowledge of Archipelago, the conduct of the business of Archipelago as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Archipelago, there is no unauthorized use, infringement or misappropriation and other violation of Archipelago Intellectual Property by any Person, including any Employee of Archipelago or any of its Subsidiaries, except as would not reasonably be likely to have an Archipelago Material Adverse Effect. Archipelago and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other non-public information owned by Archipelago or its Subsidiaries, or received from third Persons which Archipelago or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have an Archipelago Material Adverse Effect.

(iii) To the knowledge of Archipelago and except as has not had or is not reasonably expected to have an Archipelago Material Adverse Effect, the IT Assets of Archipelago operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Archipelago and its Subsidiaries in connection with the business of Archipelago as currently conducted. Each of Archipelago and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

(p) *Brokers and Finders*. None of Archipelago, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Mergers or the other transactions contemplated by this Agreement, except that Archipelago has employed Goldman, Sachs & Co. to facilitate the transactions contemplated hereby, and Greenhill & Co., LLC as its financial advisor, the arrangements with which have been disclosed in writing to NYSE prior to the date hereof.

(q) *PCX Transaction*. Archipelago has made available to NYSE a true and complete copy of the PCX Merger Agreement, all amendments thereto and all other agreements containing any material term or condition regarding the PCX Transaction and any waivers relating to any of the foregoing.

ARTICLE VII

Covenants

7.1. *Interim Operations*.

NYSE and Archipelago each covenants and agrees as to itself and its Subsidiaries (including, in the case of Archipelago, PCX Holdings and its Subsidiaries after the acquisition of PCX Holdings is consummated) that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms (unless NYSE (in the case of Archipelago) or Archipelago (in the case of NYSE) shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or, in the case of Archipelago, except as otherwise set forth in Schedule 7.1 of the Archipelago Disclosure Letter or, in the case of NYSE, except as otherwise set forth in Schedule 7.1 of the NYSE Disclosure Letter):

(a) in the case of NYSE and Archipelago, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with all Governmental Entities (including the SEC), providers of order flow, customers, suppliers, distributors, creditors, lessors, Employees, business associates, Members and stockholders, as appropriate;

(b) (i) in the case of NYSE and Archipelago, it shall not issue, sell, pledge, dispose of or encumber any membership interests or capital stock, as appropriate, owned by it in any of its Subsidiaries; (ii) in the case of Archipelago, except as set forth in Article III of this Agreement, it shall not amend its certificate of incorporation, constitution or bylaws, as applicable; (iii) in the case of NYSE and Archipelago, it shall not split, combine or reclassify its outstanding membership interests or shares of capital stock, as appropriate; (iv) in the case of NYSE and Archipelago, it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any membership interests or capital stock, as appropriate, other than (A) any cash dividend permitted under Section 7.16, (B) in the case of NYSE, dividends payable by direct or indirect wholly owned Subsidiaries of NYSE to NYSE or other direct or indirect wholly owned Subsidiaries of NYSE and (C) in the case of Archipelago, dividends payable by direct or indirect wholly owned Subsidiaries of Archipelago to Archipelago or other direct or indirect wholly owned Subsidiaries of Archipelago; or (v) in the case of NYSE and Archipelago, it shall not repurchase, redeem or otherwise acquire (except, in the case of Archipelago, in connection with the Archipelago Stock Plans and the acquisition of PCX Holdings on the terms set forth on Section 7.1 of the Archipelago Disclosure Letter), or permit any of its Subsidiaries to purchase or otherwise acquire, any membership interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any membership interests or shares of its capital stock, as applicable;

(c) neither it nor any of its Subsidiaries shall (i) in the case of NYSE and Archipelago, issue, sell, pledge, dispose of or encumber any membership interests or shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or any bonds, debentures, notes or other obligations the holders of

which have the right to vote (or convertible into or exercisable for securities having the right to vote) with Members of NYSE or stockholders of Archipelago, as the case may be, on any matter, or, in the case of Archipelago, any other property or assets other than Archipelago Shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the Archipelago Stock Plans (other than the issuance of any Archipelago Shares pursuant to the acquisition of PCX Holdings on the terms set forth in the PCX Merger Agreement and otherwise on Section 7.1 of the Archipelago Disclosure Letter and pursuant to Section 7.1(d)(ii)(B)); (ii) in the case of Archipelago, other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other material property or assets (including membership interests or capital stock of any of its Subsidiaries); (iii) in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, incur or modify any indebtedness or other liability (including any guarantee of such material indebtedness or other liability) in an amount in excess of $20,000,000 individually or $40,000,000 in the aggregate; (iv) in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, make or authorize or commit for any capital expenditures, except (A) in cases of clause (iv), as provided in the Business Plan for each of NYSE and Archipelago, respectively, that has been provided to the other prior to the date of this Agreement (*provided* that each of NYSE and Archipelago shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 90% and 110% of the amounts set forth in such Party's respective Business Plan) or (B) in the case of clause (i), for such amounts in cash or Archipelago Shares, securities convertible into or exchangeable or exercisable for, or option, warrants, calls, commitments or rights of any kind to acquire Archipelago Shares, or Archipelago shall issue pursuant to the PCX Transaction on the terms set forth in the PCX Merger Agreement and otherwise on Section 7.1 of the Archipelago Disclosure Letter; or (v) other than the acquisition of PCX Holdings on the terms set forth in the PCX Merger Agreement and otherwise on Section 7.1 of the Archipelago Disclosure Letter, in the case of Archipelago, enter into or consummate any acquisitions or other types of non-ordinary-course transactions;

(d) in the case of Archipelago, neither it nor any of its Subsidiaries shall (i) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Archipelago Benefit Plan, as the case may be, or any other arrangement that would be an Archipelago Benefit Plan if in effect on the date hereof other than offer letters provided to newly-hired employees (other than offer letters to executive officers of Archipelago and its Subsidiaries or to employees whose base salary is in excess of $300,000); *provided* that such offer letters do not include any compensation or benefits that vest, accelerate or otherwise are affected by or result in any payment or funding upon the occurrence of any of the transactions contemplated by this Agreement, or (ii) increase the salary, wage, bonus or other compensation of any employees or fringe benefits of any director, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except (A) increases occurring in the ordinary and usual course of business consistent with past practice (which shall include normal periodic performance reviews and related increases of annual base salaries not to exceed 4% in the aggregate or 6% for any individual officer or employee) and (B) new grants of up to 1,000,000 restricted stock units which shall be granted in amounts and on terms and conditions in the ordinary course of business consistent with past practice prior to the Determination Date or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms thereof) providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement or (iv) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award (or with respect to any outstanding equity-related award) that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award or any Archipelago Benefit Plan shall accelerate or otherwise be affected by or result in any payment or funding upon the occurrence of any of the transactions contemplated by this Agreement (except the restricted stock units granted pursuant to clause (ii)(B) of this Section 7.1(d) may include a double trigger vesting provision which are the same as previously granted awards);

(e) except in the ordinary and usual course of business consistent with past practice, in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, neither it nor any of its Subsidiaries shall settle or compromise any material claims or litigation and, in the case of Archipelago, neither it nor any of its Subsidiaries shall modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

(f) in the case of Archipelago, neither it nor any of its Subsidiaries shall make or change any material Tax election (other than (i) routine elections made on the first corporate income tax return of Archipelago or (ii) elections consistent with elections in effect for Archipelago immediately prior to its conversion from a limited liability company to a corporation), change any material method of Tax accounting, file any materially amended Tax Return, or settle or compromise any material audit or proceeding relating to Taxes (*provided*, *however*, that NYSE shall be deemed to have consented to any such Tax election if NYSE has not indicated an objection to making such Tax election within five business days after NYSE's receipt of written notice stating Archipelago's intent to make such election); or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(g) in the case of NYSE (unless NYSE shall have consulted with Archipelago prior to taking such action) and in the case of Archipelago, neither it nor any of its Subsidiaries shall permit any change in its credit practices or accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in accounting principles, policies or practices shall be required by changes in GAAP;

(h) in case of Archipelago, it shall not make any amendment, waiver or modification to the Agreement and Plan of Merger, dated January 3, 2005 (the "*PCX Merger Agreement*"), among PCX Holdings, Inc. ("*PCX Holdings*"), Archipelago and New Apple Acquisitions Corporation, or any transactions contemplated thereby (the "*PCX Transaction*"), or any other agreement relating to or in connection with the PCX Transaction;

(i) in the case of NYSE and Archipelago, neither it nor any of its Subsidiaries shall enter into any "non-compete" or similar Contract that would materially restrict the business of NYSE Group or any of its Subsidiaries following the Effective Time;

(j) except as permitted pursuant to Section 7.1(d), in the case of Archipelago, neither it nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, or any of its affiliates, employees, officers or directors, on the other hand;

(k) in the case of Archipelago, neither it nor any of its Subsidiaries will file with the SEC any application to change any of its rules or regulations unless it shall simultaneously provide a written copy of such application to NYSE; and

(l) in the case of NYSE and Archipelago, neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Sections 7.1(a)–(k) if NYSE or Archipelago, as applicable, would be prohibited by the terms of Sections 7.1(a)–(k) from doing the foregoing. Notwithstanding anything to the contrary in this Agreement, NYSE shall have the right to agree to and to consummate any acquisitions of another Person, including by agreeing to issue equity interests in NYSE Group to such Person; *provided* that such issuance shall not exceed a number of NYSE Group Common Stock equal to 25% of the outstanding NYSE Membership Interests, on an as-converted basis using the NYSE Exchange Ratio. Any issuance of NYSE Membership Interests in connection with the foregoing shall cause a pro rata adjustment to each of the NYSE Exchange Ratio and the Archipelago Exchange Ratio.

7.2. *Acquisition Proposals*.

(a) Without limitation on any of such party's other obligations under this Agreement (including under Article VII hereof), each of NYSE and Archipelago agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct

and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An *"Acquisition Proposal"* for Archipelago or NYSE means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Archipelago or NYSE, as applicable, or any of its Subsidiaries that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of Archipelago or NYSE, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a "*Major Subsidiary*"); (ii) any direct or indirect acquisition or purchase of (A) 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of Archipelago or NYSE, as applicable, or (B) 50% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity securities or voting power of Archipelago or NYSE, as applicable; (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Archipelago or NYSE, as applicable, or any Major Subsidiary of Archipelago or NYSE, as applicable, in each case other than the transactions contemplated by this Agreement and other than any transaction set forth in Section 7.2 of the Archipelago Disclosure Letter.

(b) Within two business days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that Archipelago reasonably believes could lead to an Acquisition Proposal for Archipelago or that NYSE reasonably believes could lead to an Acquisition Proposal for NYSE, Archipelago or NYSE, as applicable, shall provide the other party hereto with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, Archipelago or NYSE, as applicable, shall provide the other party hereto, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such other party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(c) Notwithstanding anything in this Agreement to the contrary, each of NYSE and Archipelago or its respective Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) effect a Change in NYSE Recommendation prior to the receipt of the NYSE Requisite Vote or Change in Archipelago Recommendation prior to the receipt of the Archipelago Requisite Vote, as the case may be, or (C) prior to the receipt of the NYSE Requisite Vote in the case of NYSE and prior to the receipt of the Archipelago Requisite Vote in the case of Archipelago, engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (B) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party and its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (ii) in the case of clause (C) above, its Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) that there is a reasonable likelihood that such Acquisition Proposal could constitute a Superior Proposal, (iii) in the case

of clause (B) or (C) above, its Board of Directors, after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (iv) in the case of clause (C) above, prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement with terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (v) in the case of clause (C) above, NYSE or Archipelago, as the case may be, is not then in material breach of its obligations under this Section 7.2. Each of NYSE and Archipelago agrees that it will, and will cause its senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of NYSE and Archipelago agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 7.2. Nothing in this Section 7.2 shall (x) permit Archipelago or NYSE to terminate this Agreement (except as specifically provided in Article IX hereof) or (y) affect any other obligation of Archipelago or NYSE under this Agreement, except as otherwise expressly set forth in this Agreement. Neither Archipelago nor NYSE shall submit to the vote of its stockholders or Members, as the case may be, any Acquisition Proposal other than the Archipelago Merger or NYSE Mergers, respectively.

"*Superior Proposal*" means, with respect to Archipelago or NYSE, as the case may be, a bona fide written Acquisition Proposal obtained not in breach of this Section 7.2 for or in respect of: (a) in the case of Archipelago, all of the outstanding voting power of and economic interest in the capital stock of Archipelago or all of the assets of Archipelago and its Subsidiaries, on a consolidated basis, or (b) in the case of NYSE, 50% or more of the NYSE Membership Interests or assets of NYSE and its Subsidiaries, on a consolidated basis, in each case, on terms that the Board of Directors of Archipelago or NYSE, as applicable, in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and this Agreement, and taking into account any improved terms that Archipelago or NYSE, as the case may be, have offered pursuant to Section 9.3(a) or 9.4(a), as the case may be, deemed relevant by such Board of Directors (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable from a financial point of view to the stockholders of Archipelago or members of NYSE, as applicable, than the Mergers (after taking into account any such improved terms).

7.3. *Preparation of Proxy Statements; Information Supplied*.

(a) As promptly as reasonably practicable following the date hereof, NYSE and Archipelago shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the NYSE members at the NYSE Members Meeting and the matters to be submitted to the Archipelago stockholders at the Archipelago Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the "*Joint Proxy Statement/Prospectus*"), and NYSE Group shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of NYSE Group Common Stock in the Mergers (such Form S-4, and any amendments or supplements thereto, the *"S-4 Registration Statement"*). The Joint Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the S-4 Registration Statement as NYSE Group's prospectus.

(b) Each of NYSE and Archipelago shall use reasonable best efforts to have the Joint Proxy Statement/ Prospectus cleared by the SEC and the S-4 Registration Statement declared effective by the SEC and to keep the S-4 Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated thereby. NYSE and Archipelago shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus or the S-4 Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and

comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the S-4 Registration Statement prior to filing such with the SEC and will provide each other with a copy of all such filings made with the SEC.

(c) Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the S-4 Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; *provided* that NYSE, in connection with a Change in NYSE Recommendation, and Archipelago, in connection with a Change in the Archipelago Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or the S-4 Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors' deliberations and conclusions to be accurately described. A *"Qualifying Amendment"* means an amendment or supplement to the Joint Proxy Statement/Prospectus or S-4 Registration Statement (including by incorporation by reference) to the extent that it contains (i) a Change in the NYSE Recommendation or a Change in the Archipelago Recommendation (as the case may be), (ii) a statement of the reasons of the Board of Directors of NYSE or Archipelago (as the case may be) for making such Change in the NYSE Recommendation or Change in the Archipelago Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing.

(d) NYSE will use reasonable best efforts to cause the Joint Proxy Statements/Prospectus to be mailed to NYSE Members, and Archipelago will use reasonable best efforts to cause the Joint Proxy Statement/ Prospectus to be mailed to Archipelago's stockholders, in each case as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act.

(e) NYSE Group shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the Mergers, and each of NYSE and Archipelago shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(f) Each party will advise the other party, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the NYSE Group Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the S-4 Registration Statement.

(g) NYSE and Archipelago each agrees, as to itself and its Subsidiaries, that none of the information, supplied or to be supplied by it or its Subsidiaries and solely to the extent that such information pertains to it, its Subsidiaries, affiliates, directors, officers or stockholders, for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing and at the time of the NYSE Members Meeting and Archipelago Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. NYSE Group will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time any information relating to NYSE or Archipelago, or any of their respective affiliates, officers or directors, should be discovered by NYSE or Archipelago which should be set forth in an amendment or supplement to any of the S-4 Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not

include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of NYSE and Archipelago.

(h) NYSE and Archipelago each shall use its reasonable best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

7.4. *Members Meeting; Stockholders Meeting*.

(a) NYSE will take, in accordance with applicable Law and its certificate of incorporation and constitution, all action necessary to convene a meeting of its Members (the "*NYSE Members Meeting*") on a date determined in accordance with the mutual agreement of NYSE and Archipelago (the "*Meeting Date*"), which date shall be as promptly as practicable (but in no event more than 35 calendar days or such longer period as may be required under NYSE's Constitution) after the S-4 Registration Statement is declared effective and, to the extent permissible, the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by this Agreement (including any approvals of any application under Rule 19b-4 of the Exchange Act submitted in connection with the transactions contemplated by this Agreement). Subject to fiduciary obligations under applicable Law, the Board of Directors of NYSE shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. In the event that subsequent to the date hereof, the Board of Directors of NYSE determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders reject this Agreement (a "*Change in NYSE Recommendation*"), NYSE shall nevertheless submit this Agreement to its Members for adoption at the NYSE Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the NYSE Members Meeting.

(b) Archipelago will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of its stockholders (the "*Archipelago Stockholders Meeting*") on the Meeting Date to consider and vote upon the adoption and approval of this Agreement. Subject to fiduciary obligations under applicable Law, the Board of Directors of Archipelago shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. In the event that subsequent to the date hereof, the Board of Directors of Archipelago determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders reject this Agreement (a "*Change in Archipelago Recommendation*"), Archipelago shall nevertheless submit this Agreement to its stockholders for adoption at the Archipelago Stockholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Archipelago Stockholders Meeting.

7.5. *Reasonable Best Efforts; Regulatory Filings and Other Actions*.

(a) *Reasonable Best Efforts; Regulatory Filings*. NYSE and Archipelago shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement (including the New NYSE Operating Agreement, New Archipelago Charter, or such alternative amendments to the certificates of incorporation, certificate of formation, limited liability company agreement, constitution or bylaws, as applicable, of NYSE, NYSE Merger Corporation Sub, NYSE Merger Sub LLC, Archipelago, NYSE Group, Archipelago Merger Sub and/or any of their respective Subsidiaries, as the case may be, or alternative changes to market or

regulatory structure as may be required to consummate and make effective the Mergers) as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained from the SEC) (collectively, "*Consents*") necessary or advisable to be obtained from any third party and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement; *provided*, *however*, that nothing in this Section 7.5 shall require, or be construed to require, NYSE or Archipelago to (A) proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of NYSE Group, NYSE, Archipelago or any of their respective Subsidiaries or affiliates (or to consent to any sale, or agreement to sell, by NYSE Group, NYSE or Archipelago or any of their respective Subsidiaries or affiliates, as the case may be, of any of its assets or businesses), if such action would, individually or in the aggregate, reasonably be expected to result in an NYSE Substantial Detriment or (B) agree to any changes or restriction in the market or regulatory structure of NYSE Group, NYSE or Archipelago or any of their respective Subsidiaries or affiliates or in any of their respective operations of any such assets or businesses (including any requirement to effect the NYSE Regulation Transfer), if such changes or restrictions would, individually or in the aggregate, reasonably be expected to result in an Archipelago Substantial Detriment. Subject to applicable Law and the instructions of any Governmental Entity, NYSE and Archipelago shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by NYSE or Archipelago, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions.

"*Archipelago Substantial Detriment*" means (i) when used with respect to Archipelago and its Subsidiaries, a material adverse effect on (A) the business, continuing results of operations or financial condition of Archipelago and its Subsidiaries, taken as a whole or (B) following the direct or indirect acquisition of the PCX by Archipelago or any of its Subsidiaries, the authority or ability of the PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act); and (ii) when used with respect to NYSE and its Subsidiaries, (A) any effect on the business, continuing results of operations or financial condition of NYSE and its Subsidiaries, taken as a whole, that would have been an Archipelago Substantial Detriment if it had occurred with respect to Archipelago and its Subsidiaries or (B) a material adverse effect on the authority or ability of NYSE to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act).

"*NYSE Substantial Detriment*" means (i) when used with respect to NYSE and its Subsidiaries, a material adverse effect on (A) the business, continuing results of operations or financial condition of NYSE and its Subsidiaries, taken as a whole or (B) the authority or ability of NYSE to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act); and (ii) when used with respect to Archipelago and its Subsidiaries, (A) any effect on the business, continuing results of operations or financial condition of Archipelago and its Subsidiaries, taken as a whole, that would have been an NYSE Substantial Detriment if it had occurred with respect to NYSE and its Subsidiaries or (B) following the direct or indirect acquisition of the PCX by Archipelago or any of its Subsidiaries, a material adverse effect on the authority or ability of the authority or ability of the PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act).

(b) *Market and Regulatory Structure Matters*. Unless otherwise required by fiduciary obligations under applicable Law, the respective Boards of Directors of NYSE and Archipelago shall each consider and make such determination with respect to the other party, its Related Persons (as defined in the certificate of incorporation of Archipelago) and the Persons of which Archipelago and its Related Persons are Related

Persons, as required by any Governmental Entity and, in the case of Archipelago, any Self-Regulatory Organization whose consent is required for the consummation of the Merger. NYSE and its Board of Directors and Archipelago and its Board of Directors shall use their respective reasonable best efforts to provide such information to the SEC as is required with respect to the consideration by the SEC of the amendments to the certificates of incorporation or bylaws of NYSE and/or Archipelago or alternative changes to market or regulatory structure as may be required to consummate and make effective the Mergers.

(c) *Prior Review of Certain Information*. Subject to applicable Laws relating to the sharing of information, NYSE and Archipelago shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party and/or any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), in connection with the Mergers and the other transactions contemplated by this Agreement (including the Joint Proxy Statement/Prospectus). NYSE and Archipelago shall provide the other party with the opportunity to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) *Furnishing of Information*. NYSE and Archipelago each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of NYSE Group, NYSE, Archipelago or any of their respective Subsidiaries to any third party and/or any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), in connection with the Mergers and the other transactions contemplated by this Agreement.

(e) *Status Updates and Notice*. Subject to applicable Law and the instructions of any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), NYSE and Archipelago each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by NYSE or Archipelago, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), with respect to such transactions. NYSE and Archipelago each shall give prompt notice to the other of any change that is reasonably expected to have a NYSE Material Adverse Effect or an Archipelago Material Adverse Effect, respectively.

7.6. *Access*. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, NYSE and Archipelago each shall (and shall cause its Subsidiaries to) afford the other's officers, employees, counsel, accountants, consultants and other authorized representatives ("*Representatives*") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; *provided* that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any representation or warranty made by NYSE or Archipelago; *provided*, *further*, that the foregoing shall not require NYSE or Archipelago (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of NYSE or Archipelago, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if NYSE or Archipelago, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of NYSE or Archipelago, as the case may be, or any of its Subsidiaries, (iii) in the case of NYSE, to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by NYSE or any other regulatory activities that the Chief Regulatory Officer of NYSE determines, in his or her sole discretion, is confidential and inappropriate to disclose to Archipelago, or (iv) in the case of Archipelago if Archipelago

directly or indirectly acquires the PCX, to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by the PCX or any other regulatory activities that the Chief Regulatory Officer of the PCX determines, in his or her sole discretion, is confidential and inappropriate to disclose to NYSE. All requests for information made pursuant to this Section 7.6 shall be directed to an executive officer of NYSE or Archipelago, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.

7.7. *Affiliates*.

(a) Section 7.7 of the NYSE Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be "affiliates" of NYSE for purposes of Rule 145 under the Securities Act. Not less than 45 days prior to the Meeting Date, NYSE shall update Section 7.7 of the NYSE Disclosure Letter to add to such list the names of any other Person subsequently identified by NYSE as a Person who may be deemed to be such an affiliate of NYSE. NYSE shall keep such list updated as necessary to reflect changes from the Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver to NYSE Group not less than 30 days prior to the Effective Time, a customary "affiliates" letter, dated as of the Closing Date, in form and substance satisfactory to NYSE and Archipelago (the *"Affiliates Letter"*).

(b) Section 7.7 of the Archipelago Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be "affiliates" of Archipelago for purposes of Rule 145 under the Securities Act. Not less than 45 days prior to the Meeting Date, Archipelago shall update Section 7.7 of the Archipelago Disclosure Letter to add to such list the names of any other Person subsequently identified by Archipelago as a Person who may be deemed to be such an affiliate of Archipelago. Archipelago shall keep such list updated as necessary to reflect changes from the Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver an Affiliates Letter to NYSE Group not less than 30 days prior to the Effective Time.

7.8. *Exchange Listing and De-listing*. NYSE and Archipelago shall use their reasonable best efforts to cause the shares of NYSE Group Common Stock to be issued in the Mergers pursuant to Article V of this Agreement and the shares of NYSE Group Common Stock to be reserved for issuance upon exercise of the Archipelago Options to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date (or if such listing is not approved or permitted, another national securities exchange). Archipelago shall cause the suspension of trading of shares of Archipelago from any registered national securities exchange, effective as of the Closing, and shall have filed prior to the Closing an application to delist the shares of Archipelago from any registered securities exchange.

7.9. *Publicity*. The initial press release regarding the Mergers shall be a joint press release and thereafter NYSE and Archipelago shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/ Prospectus in accordance with the provisions of Section 7.3, neither NYSE nor Archipelago shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party's business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

7.10. *Employment and Benefit Levels.*

(a) After the Effective Date and until the later of (i) December 31, 2006 and (ii) the first anniversary of the Effective Date, NYSE Group shall provide or cause to be provided, to Archipelago Employees

compensation (including base salary and annual cash bonus opportunities, but excluding equity compensation, which shall be discretionary) and pension and welfare benefits that are no less favorable in value in the aggregate than those provided to Archipelago Employees immediately before the Effective Time. NYSE Group shall provide that any Archipelago Employees who become participants in NYSE Group employee benefit plans or programs will be given credit under such plans and programs, for purposes of eligibility, vesting and benefit accrual thereunder, for all service recognized by Archipelago or any of its Subsidiaries as if such service were with NYSE Group and its Subsidiaries, to the same extent such service was credited under a comparable plan of Archipelago (for this purposes, all employee pension benefit plans shall be treated as comparable), except (x) as such service credit would result in a duplication of benefits, (y) to the extent that any new plan is established by NYSE Group that does not recognize service of similarly-situated employees of NYSE and its Subsidiaries and (z) benefit accrual will not be provided under defined benefit pension benefit plans. NYSE Group shall honor all Archipelago Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, *provided*, *however*, that nothing herein shall prohibit NYSE Group or Archipelago or any of their respective subsidiaries from amending or terminating any such plan in accordance with its terms. Subject to the terms thereof, NYSE Group shall assume and honor the employment agreements and change-in-control severance agreements set forth in Section 7.10 of the Archipelago Disclosure Letter.

(b) At the Effective Time, NYSE Group will pay each participant in the Archipelago Management Annual Bonus Plan (the "*Bonus Plan*") who remains employed through the Effective Time for the year in which the Effective Time occurs, an annual bonus in an amount equal to the product of (x) the annual bonus earned by participants for the year in which the Effective Time occurs under the Bonus Plan (assuming a full year of performance) as reasonably determined in good faith and consistent with past practice by the Archipelago Compensation Committee and (y) a fraction, the numerator of which is the number of days elapsed in the plan year from the commencement of the plan year until the date on which the Effective Time occurs and the denominator of which is 365. If the Effective Time occurs in 2006, Archipelago shall be permitted, prior to the Effective Time, (i) to pay annual bonuses for 2005 in an amount equal to the annual bonus earned by participants for the 2005 year and (ii) to establish bonus targets, maximums and performance goals for 2006 in the ordinary course of business consistent with past practice.

(c) NYSE hereby acknowledges that a "change in control" within the meaning of each Archipelago Benefit Plan will occur upon the Effective Time.

7.11. *Taxation*. Subject to Section 7.2, neither Archipelago nor NYSE shall take or cause to be taken any action, whether before or after the Effective Time, that would prevent or impede, or would be reasonably likely to prevent or impede, the NYSE Mergers from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or the NYSE LLC Merger and the Archipelago Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

7.12. *Expenses*. Subject to Sections 7.2 and 9.5, whether or not the Mergers are consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Mergers are consummated, the surviving entity of each Merger shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with such Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and the S-4 Registration Statement, which shall be shared equally by NYSE and Archipelago. As used in this Agreement, "*Expenses*" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the S-4 Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

7.13. *Indemnification; Directors' and Officers' Insurance.*

(a) From and after the Effective Time, NYSE Group shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYSE and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NYSE pursuant to NYSE's certificate of incorporation, constitution and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NYSE and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in NYSE Group's (or any successor's) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and constitution of NYSE and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by NYSE (provided that NYSE Group (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; *provided*, *however*, that in no event shall NYSE Group be required to expend in any one year an amount in excess of 175% of the annual premiums (such 175% amount, the "*Maximum NYSE Insurance Amount*") currently paid by NYSE for such insurance; and, *provided* further that if the annual premiums of such insurance coverage exceed such amount, NYSE Group shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. NYSE Group may, in lieu of maintaining the insurance described in clause (iii) of Section 7.13(a), purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the insured than the current directors' and officers' liability insurance and fiduciary liability insurance maintained by NYSE; *provided* that the amount paid by NYSE Group shall not exceed six times the Maximum NYSE Insurance Amount. The obligations of NYSE Group under this Section 7.13(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.13(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 7.13(a) applies shall be third party beneficiaries of this Section 7.13(a)).

(b) From and after the Effective Time, NYSE Group shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Archipelago and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Archipelago pursuant to Archipelago's certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Archipelago and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in NYSE Group's (or any successor's) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Archipelago and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Archipelago (provided that NYSE Group (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; *provided*, *however*, that in no event shall NYSE Group be

required to expend in any one year an amount in excess of 175% of the annual premiums (such 175% amount, the "*Maximum Archipelago Insurance Amount*") currently paid by Archipelago for such insurance (which annual premiums are set forth in Section 7.13(b) of the Archipelago Disclosure Letter); and, *provided* further that if the annual premiums of such insurance coverage exceed such amount, NYSE Group shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. NYSE Group may, in lieu of maintaining the insurance described in clause (iii) of Section 7.13(b), purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the insured than the current directors' and officers' liability insurance and fiduciary liability insurance maintained by Archipelago; *provided* that the amount paid by NYSE Group shall not exceed six times the Maximum Archipelago Insurance Amount. The obligations of NYSE Group under this Section 7.13(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.13(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.13(b) applies shall be third party beneficiaries of this Section 7.13(b)).

7.14. *Other Actions by NYSE and Archipelago.*

(a) *Takeover Statute*. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of NYSE and Archipelago and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) *Section 16 Matters*. Prior to the Effective Time, NYSE and Archipelago shall take all such steps as may be required to cause any dispositions of NYSE Membership Interests, Archipelago Shares, Archipelago Options or Archipelago Awards (including derivative securities with respect to NYSE Membership Interests or Archipelago Shares) or acquisitions of NYSE Group Common Stock (including derivative securities with respect to NYSE Group Common Stock) resulting from the transactions contemplated by Article I or Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NYSE and Archipelago, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(c) *Advice of Changes*. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, (i) NYSE shall promptly advise Archipelago of any change or event that it believes would or would reasonably be likely to cause or constitute a NYSE Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.2(a) or 8.2(b) shall no longer be capable of satisfaction; and (ii) Archipelago shall promptly advise NYSE of any change or event that it believes would or would reasonably be likely to cause or constitute an Archipelago Material Adverse Effect or a material breach of any of its representations, warranties or covenants contained herein such that the condition contained in Section 8.3(a) or 8.3(b) shall no longer be capable of satisfaction.

7.15. *Termination of Membership Leases and NYSE Trading Rights.*

(a) After the date hereof, NYSE shall use reasonable best efforts to take all such steps as may be required to cause all Membership Leases to be cancelled and retired, without payment of any consideration therefor, effective as of the NYSE Corporation Merger Effective Time, including by proposing an amendment to NYSE's rules and regulations and the NYSE Organizational Documents that would effect such cancellation and retirement.

(b) After the date hereof, NYSE shall use reasonable best efforts to take all such steps as may be required to cause all physical membership interests, electronic membership interests and option trading right interests, to the extent any such interests are outstanding, shall be cancelled and retired, without payment of any consideration therefor, effective as of the NYSE Corporation Merger Effective Time, including, if required, by proposing a rule to the NYSE rules and regulations and NYSE's Constitution that would effect such cancellation and retirement.

7.16. *NYSE Employee Pool of NYSE Group Shares*. Prior to the Determination Date, NYSE shall be entitled to grant, or reserve for future grant, a number of shares of NYSE Group Common Stock (including shares of NYSE Group Common Stock that are reserved for restricted stock units or similar equity-based awards) (such number of shares, the "*Grant Number*") to individuals who are employees of NYSE or any Subsidiary of NYSE as of immediately prior to the Effective Time, on terms and conditions determined by NYSE, in its sole discretion; *provided*, *however*, that the Grant Number shall not be in excess of 5% of the Total NYSE Share Count.

7.17. *Cash Dividends Prior to the Effective Time.*

(a) As soon as reasonably practicable, but in no event later than 15 business days prior to the Closing Date mutually and reasonably expected by NYSE and Archipelago, (i) Archipelago shall deliver a calculation (the "*Archipelago Cash Calculation*") of the amount of Free Cash of Archipelago and its Subsidiaries, on a consolidated basis, as of the Cash Test Date (the "*Archipelago Measured Cash*"), and (ii) NYSE shall deliver a calculation (the "*NYSE Cash Calculation*" and together with the Archipelago Cash Calculation, the "*Calculations*") of the amount of Free Cash of NYSE and its Subsidiaries, on a consolidated basis, as of the close of business on the Cash Test Date (the "*NYSE Measured Cash*"). The Calculations shall be prepared in accordance with GAAP and on the same basis and applying the same accounting principles, policies and practices that were used in calculating the NYSE Financial Statements and the Archipelago Financial Statements, as applicable.

"*Free Cash*" means, with respect to any Person as of any particular date, the difference obtained by subtracting the Aggregate Cash Liabilities of such Person as of such date from the Aggregate Cash Assets of such Person as of such date; *provided*, *however*, that "Free Cash" shall be adjusted as provided in Section 7.18.

"*Aggregate Cash Assets*" means, with respect to any Person as of any particular date, the sum of (without duplication): (i) cash, (ii) cash equivalents and market securities, (iii) short-term investments at cost (less, in the case of NYSE, the SIAC short-term investment, at cost, related to retirement plans), (iv) repurchase agreements, (v) net receivables and (vi) prepaid expenses in the current year, in each case of such Person as of such date.

"*Aggregate Cash Liabilities*" means, with respect to any Person, the sum of (without duplication): (i) accounts payable (less, in the case of NYSE, any deferred income), (ii) accrued expenses (less, in the case of NYSE, any expenses in respect of the indemnification agreement related to the Special Trust Fund or the Gratuity Fund), (iii) capital lease obligations, (iv) any indebtedness for borrowed money, and (v) any other obligation to pay cash (whether accrued or otherwise) other than obligations incurred in the ordinary course of business of such Person, consistent with past practice, in each case of such Person as of such date (including, in the case of Archipelago, any expected restructuring charges expected to be incurred in connection with the acquisition set forth on Section 7.18(d) of the Archipelago Disclosure Letter).

"*Cash Test Date*" means the last day of the month immediately preceding the Closing Date mutually and reasonably expected by NYSE and Archipelago; *provided* that, if such date is not at least 15 business days prior to the Closing Date, then "Cash Test Date" shall mean the last day of the second month immediately preceding the Closing Date.

(b) Each of NYSE and Archipelago shall have two business days from the receipt of the other Party's Calculation (the "*Resolution Period*") to accept or object to such Calculation. In the event that either Party disagrees in good faith with the other Party's Calculation, then NYSE and Archipelago shall work together in good faith during the Resolution Period to resolve any disagreements. If NYSE and Archipelago resolve all differences in each other's Calculation, then such agreement shall be used for the Archipelago Measured Cash and NYSE Measured Cash, as applicable.

(c) If NYSE and Archipelago are unable to resolve any dispute with respect to either the NYSE Cash Calculation or the Archipelago Cash Calculation by the end of the Resolution Period, then NYSE and

Archipelago shall submit all matters in dispute to Deloitte & Touche or KPMG, as agreed by NYSE and Archipelago (the "*Arbiter*"), in writing by no later than two business days after the end of the Resolution Period.

(d) NYSE and Archipelago shall use reasonable best efforts to cause the Arbiter to issue a report providing for the calculation of NYSE Measured Cash and Archipelago Measured Cash. The Arbiter's determination of NYSE Measured Cash and Archipelago Measured Cash shall be final and binding on each of NYSE and Archipelago.

(e) If the NYSE Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) is greater than $350,000,000, then if and to the extent that the NYSE Measured Cash exceeds an amount equal to 233 ⅓% of the Archipelago Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) (such excess, the "*Excess NYSE Cash*"), (i) NYSE shall have the right, in its sole discretion, to declare and pay a cash dividend or distribution on the NYSE Membership Interests prior to the NYSE Corporation Merger Effective Time such that the aggregate amount of such cash dividend is equal to or less than the Excess NYSE Cash or (ii) in lieu thereof, NYSE Merger Corporation Sub shall have the right, in its sole discretion, to declare and pay a cash dividend or distribution on the NYSE Merger Corporation Sub Shares outstanding after the NYSE Corporation Merger Effective Time and prior to the Effective Time such that the aggregate amount of such cash dividend is equal to or less than the Excess NYSE Cash. If the Archipelago Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) is greater than $150,000,000, then if and to the extent that the Archipelago Measured Cash exceeds an amount equal to three-sevenths of the NYSE Measured Cash (as mutually agreed or finally determined pursuant to this Section 7.17) (such excess, the "*Excess Archipelago Cash*"), Archipelago shall have the right, in its sole discretion, to declare and pay a cash dividend or distribution on the Archipelago Shares prior to the Effective Time such that the aggregate amount of such cash dividend is equal to or less than the Excess Archipelago Cash.

(f) From the date that is one day prior to the Cash Test Date until immediately prior to the NYSE Corporation Merger Effective Time (in the case of NYSE) and immediately prior to the Effective Time (in the case of Archipelago), NYSE and Archipelago shall not, and shall cause their respective Subsidiaries not to, make any payment of cash that is outside of the ordinary course consistent with past practice as to timing or amount.

7.18. *Adjustments to Measured Cash.*

(a) If any of the Archipelago executives with change-of-control severance or employment agreements with Archipelago or the Chief Executive Officer of Archipelago waives prior to the Cash Test Date the "double trigger" vesting provisions set forth in their applicable equity compensation award agreements (the "*Double Trigger Provisions*"), and any severance amounts (and any gross-up payments due to such executives under Section 4999 of the Code ("*Gross Up*")) pursuant to the change-of-control severance or employment agreement to which such executive is a party, (i) such executive shall be paid, as soon as practicable after the Effective Time, all such cash severance amounts and Gross Up that would be payable under the provisions of such agreement if the executive were to be terminated without cause immediately after the Effective Time (but assuming no accelerated equity vesting), and (ii) the amount of such cash severance amounts and Gross-Up will be deemed to have been paid prior to the Cash Test Date so that it reduces the amount of Archipelago Measured Cash. In the event any of such individuals do not waive the Double Trigger Provisions in their severance or employment agreements, such agreement will remain in effect following the Effective Time in accordance with its terms, and an amount equal to the full amount of severance or change-of-control payment and Gross-Up in respect of the cash severance (but assuming no accelerated equity vesting) that could become due under such agreement will be deemed to have been paid prior to the Cash Test Date so that it reduces the amount of Archipelago Measured Cash.

(b) If NYSE or any of its Subsidiaries agrees to acquire any of the interests or properties set forth in Section 7.18(b) of the NYSE Disclosure Letter, then, to the extent that the obligations of NYSE or any of its Subsidiaries relating thereto (including any payment with respect thereto) would otherwise have caused a

reduction in the amount of NYSE Measured Cash, an amount equal to such reduction shall be added to the amount of NYSE Measured Cash; *provided*, that, without the prior written consent of Archipelago, the amount of such addition with respect to any such acquisition shall in no event exceed the cap amount set forth on Section 7.18(b) of the NYSE Disclosure Letter with respect to such acquisition.

(c) If Archipelago agrees to acquire any of the interests set forth in Section 7.18(c) of the Archipelago Disclosure Letter, then, to the extent that the obligations of Archipelago or any of its Subsidiaries relating thereto (including any payment with respect thereto) would otherwise have caused a reduction in the amount of Archipelago Measured Cash, an amount equal to such reduction shall be added to the amount of Archipelago Measured Cash; *provided*, that, without the prior written consent of NYSE, the amount of such addition with respect to any such acquisition shall in no event exceed the cap amount set forth on Section 7.18(c) of the Archipelago Disclosure Letter with respect to such acquisition, and any such acquisition shall comply with the terms set forth in Section 7.18(c) of the Archipelago Disclosure Letter.

(d) If Archipelago fails to acquire the interests set forth in Section 7.18(d) of the Archipelago Disclosure Letter on or prior to the Cash Test Date, then the amount of Archipelago Measured Cash shall be decreased by an amount equal to that set forth on Section 7.18(d) of the Archipelago Disclosure Letter.

(e) If (i) Archipelago enters into a definitive and binding agreement with a Person (other than NYSE or any of its Subsidiaries) on or prior to the Cash Test Date to sell the interests set forth in Section 7.18(e) of the Archipelago Disclosure Letter to such Person; (ii) such agreement is not terminated on or prior to the Cash Test Date; and (iii) such sale to such Person is not consummated on or prior to the Cash Test Date, then the Archipelago Measured Cash shall be increased by an amount equal to the proceeds of such sale provided for in such agreement, net of the expected Tax liability resulting from such sale (which Tax liability shall be calculated as set forth in Section 7.18(e) of the Archipelago Disclosure Letter); *provided* that any such acquisition shall comply with the terms set forth in Section 7.18(e) of the Archipelago Disclosure Letter.

7.19. *Certain Tax Matters.*

(a) *IRS Ruling Process*. NYSE, Archipelago and their respective counsel shall cooperate in seeking the IRS rulings specified in Section 8.2(c) and Section 8.3(c) hereof. The requests for such rulings (including any requests for pre-submission conferences or other preliminary proceedings prior to the submission of the ruling requests) shall either be (i) submitted as a joint ruling request by NYSE and Archipelago or (ii) if submitted separately, each party shall permit the other party's counsel to review and comment on all substantive submissions to the IRS relating to such ruling requests and, to the extent practicable, to attend all meetings and participate in all substantive discussions with the IRS relating to such submissions.

(b) *Transfer Tax Returns*. NYSE and Archipelago shall cooperate in the preparation and filing of all transfer Tax Returns as a result of any of the transactions contemplated by this Agreement.

ARTICLE VIII

Conditions

8.1. *Conditions to Each Party's Obligation to Effect the Mergers.*

The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) *Member and Stockholder Approval*. This Agreement shall have been duly adopted and approved by (A) Members constituting the NYSE Requisite Vote in accordance with applicable Law and the NYSE Organizational Documents, and (B) holders of Archipelago Shares constituting the Archipelago Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of Archipelago.

(b) *Exchange Listing*. The shares of NYSE Group Common Stock to be issued in the Mergers and such other shares of NYSE Group Common Stock to be reserved for issuance in connection with the Mergers pursuant to this Agreement shall have been authorized for listing on NYSE (or if such listing is not approved or permitted, another national securities exchange), upon official notice of issuance.

(c) *HSR Waiting Period*. The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(d) *Requisite Regulatory Approvals*. Subject to the proviso set forth in Section 7.5(a), all Consents required to be obtained prior to the Effective Time by NYSE Group, NYSE, Archipelago or any of their respective Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by NYSE and Archipelago shall have been obtained (as the case may be) (including the approval of the application under Rule 19b-4 of the Exchange Act submitted by NYSE in connection with the transactions contemplated by this Agreement), unless the failure to receive any such Consent would not be reasonably expected to result in an Archipelago Substantial Detriment and all such Consents that have been obtained shall be on terms that, individually or in the aggregate, would not be reasonably likely to result in, an Archipelago Substantial Detriment (all such required Consents being referred herein as the "*Requisite Regulatory Approvals*").

(e) *Litigation*. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement (collectively, an "*Order*"), and no Governmental Entity shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order, in each case if such Order would result in, or would be reasonably likely to result in, an Archipelago Substantial Detriment.

(f) *S-4*. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(g) *Blue Sky Approvals*. NYSE Group shall have received all state securities and "blue sky" permits and approvals necessary to consummate the transactions contemplated hereby.

8.2. *Conditions to Obligations of Archipelago*. The obligation of Archipelago to effect the Archipelago Merger is also subject to the satisfaction or waiver by Archipelago at or prior to the Effective Time of the following conditions:

(a) *Representations and Warranties*. (i) Each of the representations and warranties of NYSE set forth in this Agreement that is qualified as to NYSE Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of NYSE set forth in this Agreement that is not qualified as to NYSE Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a NYSE Material Adverse Effect, (iii) each of the representations and warranties of NYSE set forth in Sections 6.1(b) and 6.1(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of

such specified date) and (iv) Archipelago shall have received at the Closing a certificate signed on behalf of NYSE by the Chief Executive Officer of NYSE certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 8.2(a).

(b) *Performance of Obligations of NYSE*. NYSE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Archipelago shall have received a certificate signed on behalf of NYSE by the Chief Executive Officer of NYSE to such effect.

(c) *IRS Ruling or Tax Opinion*. Archipelago shall have received a private letter ruling from the IRS or the opinion of Sullivan & Cromwell LLP, counsel to Archipelago, dated the Closing Date, in either case to the effect that the Archipelago Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, or that the NYSE LLC Merger and the Archipelago Merger, taken together, will qualify as a transaction described in Section 351 of the Code.

(d) *NYSE Cash Condition*. NYSE shall have, as of the Closing Date, an amount of Free Cash of not less than $350,000,000, calculated in accordance with GAAP on the same basis and applying the same accounting principles, policies and practices used in preparing the NYSE Financial Statements, and Archipelago shall have received a certificate, signed on behalf of NYSE by the Chief Financial Officer of NYSE, to such effect.

8.3. *Conditions to Obligation of NYSE*. The obligation of NYSE to effect the NYSE Mergers is also subject to the satisfaction or waiver by NYSE at or prior to the Effective Time of the following conditions:

(a) *Representations and Warranties*. (i) Each of the representations and warranties of Archipelago set forth in this Agreement that is qualified as to Archipelago Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) each of the representations and warranties of Archipelago set forth in this Agreement that is not qualified as to Archipelago Material Adverse Effect (reading such representations and warranties without regard to any materiality qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Archipelago Material Adverse Effect, (iii) each of the representations and warranties of Archipelago set forth in Sections 6.2(b), 6.2(c), 6.2(j) and 6.2(q) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), and (iv) NYSE shall have received at the Closing a certificate signed on behalf of Archipelago by the Chief Executive Officer of Archipelago certifying the matters set forth in clauses (i), (ii) and (iii) of this Section 8.3(a).

(b) *Performance of Obligations of Archipelago*. Archipelago shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and NYSE shall have received a certificate signed on behalf of Archipelago by the Chief Executive Officer of Archipelago to such effect.

(c) *IRS Ruling or Tax Opinion*. NYSE shall have received a private letter ruling from the IRS or the opinion of Wachtell, Lipton, Rosen & Katz, counsel to NYSE, dated the Closing Date, in either case to the effect that (i) the NYSE Corporation Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the NYSE LLC Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

(d) *Archipelago Cash Condition*. Archipelago shall have, as of the Closing Date, an amount of Free Cash of not less than $150,000,000, calculated in accordance with GAAP on the same basis and applying the same accounting principles, policies and practices used in preparing the Archipelago Reports, and NYSE shall have received a certificate, signed on behalf of Archipelago by the Chief Financial Officer of Archipelago, to such effect.

(e) *PCX Acquisition*. Archipelago shall have, as of the Determination Date, completed the acquisition of PCX Holdings and its Subsidiaries (including the PCX) or the agreement providing for such acquisition shall have been terminated. If the acquisition of PCX Holdings or the PCX shall have been consummated, the PCX shall be registered as of the Closing Date as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and shall have in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on the PCX and (ii) with respect to all other matters for which rules are required under the Exchange Act. If the acquisition of PCX Holdings or the PCX shall not have been consummated, the Amended and Restated Facilities Agreement, dated as of March 22, 2002, by and among Archipelago, PCX and PCX Equities, Inc. shall be in full force and effect, and binding and enforceable on each of the parties thereto, on the terms set forth in such agreement as of the date hereof. NYSE shall have received at the Closing a certificate signed on behalf of Archipelago by the Chief Executive Officer of Archipelago certifying the matters set forth in this Section 8.3(e).

ARTICLE IX

Termination

9.1. *Termination by Mutual Consent*. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the approval by Members of NYSE and stockholders of Archipelago, referred to in Section 8.1(a), by mutual written consent of NYSE and Archipelago by action of their respective Boards of Directors.

9.2. *Termination by Either Archipelago or NYSE*. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Archipelago or NYSE if:

(a) the Mergers shall not have been consummated by February 1, 2006 (such date, as it may be extended under the proviso below, the "*Termination Date*"), whether such date is before or after the date of the receipt of the Archipelago Requisite Vote or the NYSE Requisite Vote; *provided*, *however*, that each of NYSE and Archipelago shall have the right, in its sole discretion, to extend the Termination Date to May 1, 2006 and, thereafter, to further extend such Termination Date for an additional period of time not to exceed three months (or not to exceed August 1, 2006), if, in either case, the only conditions set forth in Article VIII that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) are the conditions set forth in Sections 8.1; *provided*, *further*, that no such right to extend the Termination Date may be exercised by any party to this Agreement whose failure or whose Subsidiary's failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied;

(b) the NYSE Requisite Vote required by Section 8.1(a) shall not have been obtained after a vote of the NYSE Members has been taken and completed at the NYSE Members Meeting or at any adjournment or postponement thereof;

(c) the Archipelago Requisite Vote required by Section 8.1(a) shall not have been obtained after a vote of the Archipelago stockholders has been taken and completed at the Archipelago Stockholders Meeting or at any adjournment or postponement thereof; or

(d) any Governmental Entity and, in the case of Archipelago, Self-Regulatory Organization (if applicable), which must grant a Requisite Regulatory Approval has denied such grant, whether orally or in writing, and such denial has become final, binding and non-appealable or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable (whether before or after the approval by NYSE Members or Archipelago stockholders);

provided that (i) the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Mergers to be consummated; (ii) the right to terminate this Agreement pursuant to clause (b) above shall not be available to NYSE if NYSE has breached in any material respect its obligations under Section 7.4(a) of this Agreement in any manner that shall have proximately contributed to the NYSE Members Meeting not having been held, or the vote of NYSE Members contemplated by Section 7.4(a) not having been taken, by the Termination Date, and (iii) the right to terminate this Agreement pursuant to clause (c) above shall not be available to Archipelago if Archipelago has breached in any material respect its obligations under Section 7.4(b) of this Agreement in any manner that shall have proximately contributed to the Archipelago Stockholders Meeting not having been held, or the vote of Archipelago stockholders contemplated by Section 7.4(b) not having been taken, by the Termination Date.

9.3. *Termination by NYSE*. This Agreement may be terminated and the Mergers may be abandoned at any time prior to (x) in the case of clauses (a) or (b) below, the approval by NYSE Members referred to in Section 8.1(a), and (y) in the case of clauses (c) and (d) below, the Effective Time, whether, in the case of such clauses (c) and (d), before or after the approval by NYSE Members referred to in Section 8.1(a), and, in either case, by action of the Board of Directors of NYSE:

(a) if (i) NYSE is not in material breach of Section 7.2 or in breach in any material respect of any other terms of this Agreement, (ii) the Board of Directors of NYSE authorizes NYSE, subject to complying with the terms of this Agreement, to enter into a binding written agreement providing for a transaction that constitutes a Superior Proposal and NYSE notifies Archipelago in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, which agreement shall include all of the material terms and conditions of such Superior Proposal, (iii) Archipelago does not make, within seven business days of receipt of NYSE's written notification pursuant to clause (ii) above, an offer that the Board of Directors of NYSE determines, in good faith after consultation with its financial advisors and outside legal counsel, would cause the transaction that is the subject of NYSE's written notification pursuant to clause (ii) above, in light of such offer, to no longer be a Superior Proposal, and (iv) NYSE shall have paid to Archipelago, in immediately available funds any fees required to be paid pursuant to Section 9.5; *provided*, *however*, that NYSE agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the eighth business day after it has provided the notice to Archipelago required under clause (ii) above and (y) to notify Archipelago promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

(b) if the Board of Directors of Archipelago shall have effected a Change in Archipelago Recommendation or failed to reconfirm its recommendation of this Agreement within seven business days after a written request by NYSE to do so.

(c) if Archipelago shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 8.3(a) or 8.3(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after the date that written notice thereof is given by NYSE to Archipelago.

(d) if Archipelago or any of the other Persons described in Section 7.2 as affiliates, agents or Representatives of Archipelago shall breach Section 7.2 in any material respect.

9.4. *Termination by Archipelago*. This Agreement may be terminated and the Mergers may be abandoned at any time prior to (x) in the case of clause (a) below, the approval by Archipelago stockholders referred to in Section 8.1(a), and (y) in the case of clauses (b), (c) and (d) below, the Effective Time, whether, in the case of such clauses (b), (c) and (d), before or after the approval by Archipelago Stockholders referred to in Section 8.1(a), and, in either case, by action of the Board of Directors of Archipelago:

(a) if (i) Archipelago is not in breach in any material respect of Section 7.2 or in breach in any material respect of any other terms of this Agreement, (ii) the Board of Directors of Archipelago authorizes Archipelago, subject to complying with the terms of this Agreement, to enter into a binding written agreement providing for a transaction that constitutes a Superior Proposal and Archipelago notifies NYSE in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, which agreement shall include all of the material terms and conditions of such Superior Proposal, (iii) NYSE does not make, within seven business days of receipt of Archipelago's written notification pursuant to clause (ii), an offer that the Board of Directors of Archipelago determines, in good faith after consultation with its financial advisors and outside legal counsel, would cause the transaction that is the subject of Archipelago's written notification pursuant to clause (ii) above, in light of such offer, to no longer be a Superior Proposal and (iv) Archipelago shall have paid to NYSE, in immediately available funds any fees required to be paid pursuant to Section 9.5; *provided*, *however*, that Archipelago agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the eighth business day after it has provided the notice to NYSE required under clause (ii) above and (y) to notify NYSE promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

(b) if the Board of Directors of NYSE shall have effected a Change in NYSE Recommendation or failed to reconfirm its recommendation of this Agreement within seven business days after a written request by Archipelago to do so.

(c) if NYSE shall have breached in any material respect any of its representations or warranties contained in this Agreement or failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition in Section 8.2(a) or 8.2(b) and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after written notice thereof is given by Archipelago to NYSE.

(d) if NYSE or any of the other Persons described in Section 7.2 as affiliates, agents or Representatives of NYSE shall breach Section 7.2 in any material respect.

9.5. *Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement.*

(a) *Effect of Termination and Abandonment*. In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article IX, this Agreement (other than as set forth in Section 10.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); *provided*, *however*, except as otherwise provided herein, that no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

(b) *Termination Fee and Expense Reimbursement by NYSE.*

(i) In the event that this Agreement is terminated by NYSE, pursuant to (A) Section 9.2(a) and, at such time, Archipelago would have been permitted to terminate this Agreement pursuant to Section 9.4(b), or (B) Section 9.3(a), then NYSE shall, prior to such termination, pay Archipelago a termination fee of $30,000,000 (the "*Termination Fee*") and shall also reimburse Archipelago for its out-of-pocket expenses up to $10,000,000 in the aggregate (the "*Expense Reimbursement*" and together with the Expense Reimbursement, the "*Aggregate Break-Up Amount*"), in each case by wire transfer of same day funds.

(ii) In the event that this Agreement is terminated by Archipelago pursuant to Section 9.4(b), then NYSE shall promptly, but in no event later than two days after the date of such termination, pay Archipelago the Aggregate Break-Up Amount by wire transfer of same day funds.

(iii) In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to NYSE or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to NYSE or any of its Subsidiaries and thereafter this Agreement is terminated:

(A) by either Archipelago or NYSE pursuant to (x) Section 9.2(b) or (y) Section 9.2(a) if, at such time, the only condition set forth in Article VIII that has not been satisfied (other than those conditions by their nature are to be satisfied at Closing) is the failure to have received the NYSE Requisite Vote (*provided*, *however*, that this subclause (y) shall not apply if, at such time, NYSE would have been permitted to terminate this Agreement pursuant to Section 9.3(b)); or

(B) by Archipelago pursuant to Section 9.4(d);

then, in each of cases (A) and (B), NYSE shall promptly, but in no event later than two days after the date of such termination, pay the Expense Reimbursement to Archipelago and, if within 15 months of such termination (x) any Person (other than Archipelago) has acquired (or has entered into any Contract with NYSE or any of its Subsidiaries providing for such acquisition), by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of or economic interest in the outstanding securities of NYSE or a majority of the consolidated assets of NYSE and its Subsidiaries, taken as a whole, or (y) there has been consummated a merger, consolidation or similar business combination between NYSE and any Person (other than Archipelago) after which the NYSE Members do not hold a majority of the voting power or economic interest in the surviving or successor company, then NYSE shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay the Termination Fee to Archipelago, by wire transfer of same day funds.

(c) *Termination Fee and Expense Reimbursement by Archipelago.*

(i) In the event that this Agreement is terminated by Archipelago, pursuant to (A) Section 9.2(a) and, at such time, NYSE would have been permitted to terminate this Agreement pursuant to Section 9.3(b), or (B) Section 9.4(a), then Archipelago shall, prior to such termination, pay NYSE the Aggregate Break-Up Amount, in each case by wire transfer of same day funds.

(ii) In the event that this Agreement is terminated by NYSE pursuant to Section 9.3(b), then Archipelago shall promptly, but in no event later than two days after the date of such termination, pay NYSE the Aggregate Break-Up Amount by wire transfer of same day funds.

(iii) In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to Archipelago or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to Archipelago or any of its Subsidiaries and thereafter this Agreement is terminated:

(A) by either NYSE or Archipelago pursuant to (x) Section 9.2(c) or (y) Section 9.2(a) and, at such time, the vote of the Archipelago Members to approve this Agreement has not been taken the only condition set forth in Article VIII that has not been satisfied (other than those conditions that by their nature are to be satisfied at Closing) is the failure to have received the Archipelago Requisite Vote (*provided*, *however*, that this subclause (y) shall not apply if, at such time, Archipelago would have been permitted to terminate this Agreement pursuant to Section 9.4(b)); or

(B) by NYSE pursuant to Section 9.3(d);

then, in each of cases (A) and (B), Archipelago shall promptly, but in no event later than two days after the date of such termination, pay the Expense Reimbursement to NYSE and, if within 15 months of

such termination (x) any Person (other than NYSE) has acquired (or has entered into any Contract with Archipelago or any of its Subsidiaries providing for such acquisition), by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of or economic interest in the outstanding securities of Archipelago or a majority of the consolidated assets of Archipelago and its Subsidiaries, taken as a whole, or (y) there has been consummated a merger, consolidation or similar business combination between Archipelago and any Person (other than NYSE) after which the Archipelago stockholders do not hold a majority of the voting power or economic interest in the surviving or successor company, then Archipelago shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay the Termination Fee to NYSE, by wire transfer of same day funds.

(d) *Interest*. Each of NYSE and Archipelago acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the fee set forth in this Section 9.5 or any portion of such fee, such party shall pay the other party its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be paid, from the date such payment was required through the date of payment.

ARTICLE X

Miscellaneous and General

10.1. *Survival*. This Article X and the agreements of NYSE and Archipelago contained in Section 7.8 (Exchange Listing and De-listing) and Section 7.13 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Mergers. This Article X, the agreements of NYSE and Archipelago contained in Section 7.12 (Expenses), Section 9.5 (Effect of Termination and Abandonment; Termination Fee and Expense Reimbursement) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Mergers or the termination of this Agreement. For the avoidance of doubt, the Original Merger Agreement is amended and restated in its entirety to read as set forth herein and shall not survive the execution and delivery of this Agreement; *provided* that a breach by any party to the Original Merger Agreement of any representation, warranty, covenant or agreement made by such party in the Original Merger Agreement that occurred prior to the Execution Date shall survive the execution and delivery of this Agreement for purposes of any rights or remedies that may be available to the applicable party under this Agreement.

10.2. *Modification or Amendment*. Subject to the provisions of applicable Law, and except as otherwise provided in Sections 2.4, 2.5 and 2.6, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Mergers by NYSE Members and Archipelago stockholders, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.

10.3. *Waiver of Conditions*. The conditions to each of the parties' obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.4. *Counterparts*. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5. *GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.*

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal Court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6. *Notices*. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a) If to NYSE, to:

New York Stock Exchange, Inc.
11 Wall Street
6th Floor
New York, NY 10005
Attention: Richard P. Bernard, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
Fax: (212) 403-2000
Attention: David C. Karp, Esq.

(b)   If to Archipelago, to:

Archipelago Holdings, Inc.
100 South Wacker Drive
Suite 1800
Chicago, Illinois 60606
Attention: Kevin J.P. O'Hara, Esq.

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4260
Fax: (212) 558-3588
Attention: John Evangelakos, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

10.7. *Entire Agreement*. This Agreement (including any exhibits hereto), the NYSE Disclosure Letter, the Archipelago Disclosure Letter, the Support and Lock-Up Agreements and the Confidentiality Agreement, dated February 10, 2005, between NYSE and Archipelago (the *"Confidentiality Agreement"*) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

10.8. *No Third-Party Beneficiaries*. Except as provided in Section 7.13 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 7.14 shall not arise unless and until the Effective Time occurs.

10.9. *Obligations of Archipelago and of NYSE*. Whenever this Agreement requires a Subsidiary of NYSE Group, NYSE or Archipelago to take any action, such requirement shall be deemed to include an undertaking on the part of NYSE Group, NYSE or Archipelago, as appropriate, to cause such Subsidiary to take such action.

10.10. *Transfer Taxes*. Except as otherwise provided in Section 7.12, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the party upon which such Taxes are imposed.

10.11. *Definitions*. Each of the terms set forth in Annex A is defined on the page of this Agreement set forth opposite such term.

10.12. *Severability*. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.13. *Interpretation; Construction*.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The term "knowledge of NYSE" shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit D. The term "knowledge of Archipelago" shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit E. The term "Archipelago" includes any entity that is treated as a predecessor of Archipelago or any of its Subsidiaries.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.14. *Assignment*. This Agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement shall be void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEW YORK STOCK EXCHANGE, INC.

By: /s/ JOHN A. THAIN
Name: John A. Thain
Title: Chief Executive Officer

ARCHIPELAGO HOLDINGS, INC.

By: /s/ KEVIN J.P. O'HARA, as Attorney-in-Fact for Gerald D. Putnam
Name: Gerald D. Putnam
Title: Chairman and Chief Executive Officer

NYSE GROUP, INC.

By: /s/ JOHN A. THAIN
Name: John A. Thain
Title: Chief Executive Officer and Director

NYSE MERGER SUB LLC

By: /s/ RICHARD P. BERNARD
Name: Richard P. Bernard
Title: President and Director

NYSE MERGER CORPORATION SUB, INC.

By: /s/ RICHARD P. BERNARD
Name: Richard P. Bernard
Title: President and Director

ARCHIPELAGO MERGER SUB, INC.

By: /s/ KEVIN J.P. O'HARA
Name: Kevin J.P. O'Hara
Title: President and Director

[Signature Page to Amended and Restated Merger Agreement]

ANNEX A
DEFINED TERMS

AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT

This AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT (this "*Agreement*"), dated as of July 20, 2005, is by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., Gapstar, LLC, GAP Coinvestment Partners II, L.P., and GAPCO GMBH & CO. KG (jointly and severally, the "*Stockholder*"), each in its capacity as a stockholder of Archipelago Holdings, Inc., a Delaware corporation ("*Archipelago*"), and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation ("*NYSE*"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement.

WHEREAS, the parties hereto entered into that certain Support and Lock-Up Agreement, dated as of April 20, 2005 (the "*Original Support and Lock-Up Agreement*"), pursuant to which the Stockholders agreed, among other things, to vote all of the Stockholder's Shares in favor of the approval and authorization of the Mergers, that certain Agreement and Plan of Merger, dated as of April 20, 2005, by and between the NYSE and Archipelago (the "*Original Merger Agreement*"), and the transactions contemplated by the Merger Agreement;

WHEREAS, on the date hereof, the NYSE, Archipelago and certain of their Subsidiaries have amended and restated the Original Merger Agreement (such amended and restated agreement, the "*Merger Agreement*") in order to, among other things, provide Members with the right to make an Election (including the Standard Election, the Cash Election and the Stock Election) and to shorten the duration of the restrictions on transfer applicable to the NYSE Group Common Stock that would be issued to the Members in the Mergers;

WHEREAS, the parties hereto desire to amend and restate the Original Support and Lock-Up Agreement in the form of this Agreement in order to confirm that the Stockholders will vote all of their Shares in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and to amend the Lock-Up Expiration Dates; and

WHEREAS, in order to induce the NYSE to enter into the Merger Agreement, the Stockholder desires to enter into this Agreement, to take the applicable actions set forth in this Agreement, and to be bound by the obligations and restrictions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the parties hereto agree as follows:

Section 1. *Representations and Warranties of the Stockholder*. The entities constituting the Stockholder, jointly and severally, hereby represent and warrant to NYSE as follows:

(a) *Title*. As of April 20, 2005, the Stockholder "beneficially owns" (as such term is defined in Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) or owns of record, and is entitled to dispose of (or direct the disposition of), the number of shares of common stock, par value $0.01 per share, of Archipelago (the "*Common Stock*") set forth on *Exhibit A* hereto (such shares, including any Additional Shares (as hereinafter defined), the "*Shares*" of such Stockholder).

(b) *Right to Vote*. As of April 20, 2005 and for so long as this Agreement shall remain in effect with respect to this Section 1 (including on the date of the Archipelago Stockholders Meeting, which, for purposes of this Agreement, shall be deemed to include any adjournment or postponement thereof), except to the extent modified by this Agreement and, if applicable, Section C of Article IV of the Certificate of Incorporation of Archipelago, the Stockholder has and at all times shall have full legal power, authority and right to vote all of the Stockholder's Shares, without the consent or approval of, or any other action on the part of, any other person or entity, in favor of the approval and authorization of the Mergers, the Merger Agreement and the other transactions contemplated thereby (collectively, the "*Proposed Transaction*"). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Stockholder's Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder's Shares, deposited any of the Stockholder's Shares in a voting trust or entered into any

arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter, in each case inconsistent with the Stockholder's obligations under this Agreement.

(c) *Authority*. The Stockholder has all requisite legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The Stockholder is not a trust requiring consent of any beneficiary for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) *Conflicting Instruments*. The execution and delivery of this Agreement and the performance by the Stockholder of the Stockholder's agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Stockholder is a party or by which the Stockholder (or any of the Stockholder's assets or properties) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect the Stockholder's ability to perform the Stockholder's obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder; and no authorization, consent or approval of any governmental body or authority or other person is necessary for the execution of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder (except to the extent that approval under the HSR Act is necessary for the consummation of the transactions contemplated by the Merger Agreement). Without limiting the generality of the foregoing (except to the extent that approval under the HSR Act is necessary for the consummation of the transactions contemplated by the Merger Agreement), none of (i) the execution and delivery of this Agreement by the Stockholder, (ii) the consummation by the Stockholder of the transactions contemplated hereby and (iii) compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which any Stockholder or any of the Stockholder's Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect in any way the Stockholder's ability to perform its obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder.

(e) *Shares*. Except as set forth on such *Exhibit A*, neither the Stockholder nor any Subsidiary of the Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of Archipelago or other securities of Archipelago or any interest therein or any voting rights with respect to any securities of Archipelago. The Stockholder has good and valid title to the Shares denoted as being owned by the Stockholder on *Exhibit A*, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) as set forth on *Exhibit A* and (iii) those which would not reasonably be expected to impair or adversely affect the Stockholder's ability to perform its obligations under this Agreement.

(f) *Reliance By NYSE*. The Stockholder understands and acknowledges that NYSE is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement, the Stockholder's performance of the Stockholder's obligations under this Agreement, and the accuracy of the Stockholder's representations and warranties set forth in this Agreement.

(g) *Litigation*. As of April 20, 2005, there is no action, proceeding or investigation pending or, to the Stockholder's knowledge, threatened, against the Stockholder that calls into question the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

Section 2. *Covenants of the Stockholder*. The entities constituting the Stockholder, jointly and severally, hereby agree as follows:

(a) *Restrictions on Transfer.*

(i) Until the termination of this Agreement as to this Section 2(a)(i) in accordance with the provisions of Section 13, the Stockholder shall not Transfer or agree to Transfer any or all such Stockholder's Shares to any Person. As used in this Agreement, the term "*Transfer*" means (with its cognates having corresponding meanings), with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, conversion or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or the record or beneficial ownership thereof, any offer to make such a sale, transfer, constructive sale or other disposition, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; *provided*, *however*, that the term "Transfer" shall not include the pledge by Gapstar, LLC described on *Exhibit A*. The term "constructive sale" means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

(ii) From and after the Effective Time until the Lock-Up Expiration Date (as defined below), the Stockholder shall not Transfer or agree to Transfer (as such term is defined above) any shares of NYSE Group common stock (the "*NYSE Group Common Stock*") which such Stockholder has received or has a right to receive in the Archipelago Merger in respect of the Stockholder's Shares (such shares of NYSE Group Common Stock being referred to hereinafter as the Stockholder's "*NYSE Group Shares*," and any shares of NYSE Group Common Stock which any of the stockholders set forth on *Exhibit C* has received or has a right to receive in the Archipelago Merger in respect of any shares of Common Stock held by such stockholder prior to the Archipelago Merger that are subject to any transfer restrictions, as "*Other NYSE Group Shares*"). For purposes of this Agreement, the "*Lock-Up Expiration Date*" means: (A) with respect to one-third of the Stockholder's NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder's NYSE Group Shares have not been previously Released by the Board), the first anniversary of the Closing Date; (B) with respect to another one-third of the Stockholder's NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder's NYSE Group Shares have not been previously Released by the Board), the second anniversary of the Closing Date; and (C) with respect to the remaining one-third of the Stockholder's NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder's NYSE Group Shares have not been previously Released by the Board), the third anniversary of the Closing Date (so that none of the Stockholder's NYSE Group Shares shall be subject to the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement as of such third anniversary of the Closing Date). The transfer restrictions set forth in this Section 2(a)(ii) shall hereinafter be referred to as the "*Lock-Up*." A legend shall be placed on each certificate representing any NYSE Group Shares to the effect that such NYSE Group Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate.

(iii) Notwithstanding anything to the contrary set forth in Section 2(a)(ii) hereof, if the Board of Directors of NYSE Group shall, in its sole discretion, Release (as hereinafter defined) any Transfer restriction from (A) any shares of NYSE Group Common Stock issued in the NYSE LLC Merger that were subject to contractual transfer restrictions immediately prior to such Release (such shares being referred to hereinafter as the "*NYSE Shares*") or (B) any Other NYSE Group Shares of any stockholder of NYSE Group other than GSP, LLC, then the same Transfer restrictions shall simultaneously be Released from a proportionate number of the NYSE Group Shares of the Stockholder that are subject to the Lock-Up, the number of the Stockholder's NYSE Group Shares being so Released being equal to the aggregate number of such Stockholder's NYSE Group Shares subject to the Lock-Up, multiplied by a fraction, the numerator of which shall be (1) in the case of (A) above, the number of NYSE Shares that were so Released or (2) in the case of (B) above, the number of Other NYSE Group Shares of such other stockholder of NYSE Group (other than GSP, LLC) that were so Released, and the denominator of which shall be (1) in the case of (A) above, the aggregate number of NYSE Shares that were subject to such Transfer restriction immediately prior to such Release or (2) in the case of (B) above, the aggregate number of Other NYSE Group Shares held by such other stockholder (other than GSP, LLC) immediately prior to such Release. For purposes hereof, "*Release*" means, with respect to any Transfer restriction on any share of NYSE Group Common Stock, any action or circumstance as a result of which such Transfer restriction imposed on such share of NYSE Group Common Stock is removed (and its cognates shall have a corresponding meaning); *provided*, *however*, that, for purposes of this Agreement, the Board of Directors of NYSE Group shall not be deemed to have Released any Transfer restriction from shares of NYSE Group Common Stock issued in the NYSE LLC Merger if it Releases such Transfer restriction for estate planning purposes or because of death, disability or other hardship of the holder of such NYSE Group Common Stock.

(iv) Notwithstanding anything to the contrary set forth in Section 2(a)(ii), if at any time from and after the Effective Time and until the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group proposes to file a Registration Statement under the Securities Act with respect to an offering by NYSE Group for its own account (other than a Registration Statement on Form S-4 or S-8 or any successor thereto) (such an offering, a "*NYSE Group Offering*") and decides to permit certain of its stockholders to participate in such NYSE Group Offering, then NYSE Group shall give written notice of such proposed filing to the Stockholder at least fifteen (15) days prior to the anticipated filing date of the registration statement describing the proposed registration, and shall permit the Stockholder to participate in such NYSE Group Offering pro rata with the other NYSE Group stockholders participating in such NYSE Group Offering. If at any time from and after the Effective Time and until such time as the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group agrees to file a Registration Statement under the Securities Act for the account of any or all of the stockholders whose names are set forth in *Exhibit B* or any stockholder who was a NYSE Member immediately prior to the Mergers in respect of such stockholder's NYSE Shares (such an offering, a "*Stockholder Offering*"; and each of a NYSE Group Offering and a Stockholder Offering, an "Offering"), then the Stockholder shall have the right to participate in such Stockholder Offering on a pro rata basis, *pari passu* with all of the other stockholders participating in such Stockholder Offering; *provided*, *however*, that if such Stockholder Offering shall be an underwritten offering, NYSE Group shall not be required to include any shares of NYSE Group Common Stock in such Stockholder Offering unless the Stockholder accepts the terms of such Stockholder Offering as agreed upon by NYSE Group, such other stockholders participating in such Stockholder Offering, and the underwriter for such Stockholer Offering; and then only in such quantity as is equal to the pro rata share of the maximum number of NYSE Group Shares and NYSE Shares to be included in such Stockholder Offering as reasonably determined by the underwriter for such Stockholder Offering.

(v) If, on or prior to the first anniversary of the Closing Date, there shall not have been at least one Offering pursuant to which the Stockholder shall have had the right to participate in such Offering, the Stockholder shall have the right (a "*Registration Right*"), exercisable once during the period between

the first and second anniversaries of the Closing Date, to demand that NYSE Group effect the registration under the Securities Act of all or any portion of the NYSE Group Shares held by such Stockholder that are not subject to restrictions on Transfer under this Agreement, to the extent that such NYSE Group Shares are "restricted securities" or "control securities" under the Securities Act or are otherwise not freely transferable in a single transaction in accordance with Rule 144(k), or any successor rule, promulgated under the Securities Act. If, on or prior to the second anniversary of the Closing Date, there shall not have been at least two Offerings pursuant to which the Stockholder shall have had the right to participate in such Offerings, the Stockholder shall have a Registration Right, exercisable once during the period between the first and second anniversaries of the Closing Date, to demand that NYSE Group effect the registration under the Securities Act of all or any portion of the NYSE Group Shares held by such Stockholder that are not subject to restrictions on Transfer under this Agreement, to the extent that such NYSE Group Shares are "restricted securities" or "control securities" under the Securities Act or are otherwise not freely transferable in a single transaction in accordance with Rule 144(k), or any successor rule, promulgated under the Securities Act. After the third anniversary of the Closing Date, the Stockholder shall have a Registration Right, exercisable once during the period between the third and fourth anniversaries of the Closing Date, to demand that NYSE Group effect the registration under the Securities Act of all or any portion of the NYSE Group Shares held by such Stockholder that are not subject to restrictions on Transfer under this Agreement, to the extent that such NYSE Group Shares are "restricted securities" or "control securities" under the Securities Act or are otherwise not freely transferable in a single transaction in accordance with Rule 144(k), or any successor rule, promulgated under the Securities Act. To exercise a Registration Right, the Stockholder shall provide written notice (the "*Demand Notice*") to NYSE Group indicating the number of NYSE Group Shares as to which it is requesting registration and the intended method of disposition thereof. NYSE Group shall use its reasonable efforts to effect on customary terms the registration under the Securities Act of the NYSE Group Shares held by the Stockholder that are included in the Registration Right, to the extent necessary to permit the disposition (in accordance with the intended methods of disposition specified by the Stockholder in its Demand Notice) of the NYSE Group Shares held by the Stockholder that are included in the Registration Right; *provided*, *however*, that (1) upon notice to the Stockholder, NYSE Group may postpone effecting a registration pursuant to this Section 2(a)(v) for a reasonable period of time specified in the notice but not exceeding 90 days (which period may not be extended or renewed), if NYSE Group determines in good faith that (A) effecting the registration would materially and adversely affect an offering of securities of NYSE Group the preparation of which had been commenced prior to the date of the Demand Notice or (B) effecting the registration would require NYSE Group to disclose material non-public information the disclosure of which during the period specified in NYSE Group's notice would not be in the best interests of NYSE Group; and (2) any holder of shares of NYSE Group Common Stock that are subject to restrictions on Transfer shall have the right to participate in such registered offering pro rata with the Stockholder and other stockholders participating in such registered offering. As soon as practicable after the date hereof, the Stockholder and NYSE Group shall execute a registration rights agreement upon customary terms setting forth in greater detail the terms and conditions of the registration rights set forth in this Section 2(a)(v), including terms and conditions as to registration procedures, limitations on the number of shares of NYSE Group Common Stock that may be included in any underwritten offering, underwriting arrangements, timing, expenses, blackout periods and indemnification, and shall prepare and execute such other documents as may be reasonably required to effectuate this Section 2(a)(v).

(vi) It is hereby agreed and acknowledged by the parties that, upon the release of any of the Stockholder's NYSE Group Shares from the Lock-Up pursuant to Section 2(a)(iii) hereof, if the Board of Directors of NYSE Group shall have designated prior to such release a broker and/or the manner of the Transfer of such NYSE Group Shares to be released, the Stockholder shall Transfer such shares in connection with such release only through such broker (or through Goldman, Sachs & Co. or its affiliates) and in such manner as designated by the Board of Directors of NYSE Group.

(b) *Agreement to Vote.*

(i) At the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) occurring prior to the Archipelago Stockholders Meeting in which a vote, consent or other approval with respect to the Proposed Transaction or any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago is sought (subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby), the Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of such Stockholder's Shares (A) in favor of the Proposed Transaction and (B) against (i) any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago, (ii) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago or any of its subsidiaries that is in competition or inconsistent with the Proposed Transaction, or any proposal to effect the foregoing which is made in opposition to or in competition with the adoption or approval of the Proposed Transaction, (iii) any liquidation or winding up of Archipelago, (iv) any extraordinary dividend by Archipelago (other than the payment of any cash dividend that Archipelago is expressly permitted to make under the Merger Agreement), (v) any change in the capital structure of Archipelago (other than any change in capital structure resulting from the Mergers or expressly permitted under the Merger Agreement) and (vi) any other action that would reasonably be expected to (1) impede, delay, postpone or interfere with the Proposed Transaction or (2) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Archipelago under the Merger Agreement that would reasonably be expected to materially adversely affect Archipelago.

(ii) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, for fifteen (15) months following such termination, the Stockholder hereby irrevocably and unconditionally agrees that it shall (A) not Transfer (or agree to Transfer) any of such Stockholder's Shares; and (B) at any annual or special meeting of the stockholders of Archipelago or in any other circumstances in which a vote, consent or other approval (including by written consent) with respect to any Acquisition Proposal is sought, shall (x) subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby, vote or cause to be voted all of such Stockholder's Shares against any such Acquisition Proposal and (y) refrain from encouraging, facilitating or supporting in any way any such Acquisition Proposal, any proposal that would reasonably be expected to lead to any such Acquisition Proposal, or any agreement to undertake any such Acquisition Proposal; *provided*, *however*, that notwithstanding any other provision of this Agreement, the obligation of the Stockholder to vote or to cause to be voted all of such Stockholder's Shares pursuant to this Section 2(ii) shall only apply to an aggregate number of Shares held by such Stockholder equal to 15.8% of the total number of shares of Common Stock issued and outstanding as of the date of any such vote by such Stockholder.

(iii) From and after April 20, 2005, except as otherwise permitted by this Agreement or the Merger Agreement or as required by order of a court of competent jurisdiction, the Stockholder shall not commit any act that could restrict or otherwise affect such Stockholder's legal power, authority and right to vote all of its Shares as required by this Agreement, including entering into any voting agreement with any person or entity with respect to any of its Shares, granting any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, depositing any of its Shares in a voting trust or otherwise entering into any agreement or arrangement with any person or entity limiting or affecting the Stockholder's legal power, authority or right to vote its Shares in favor of the approval of the Proposed Transaction.

(c) *No Solicitation*. The Stockholder shall not, and shall not permit any of its controlled affiliates (other than any funds or portfolio companies) to, and shall not act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a "solicitation" (as such term is defined in the rules of the United States Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to Archipelago or to cause the failure of the stockholders of Archipelago to approve and adopt the Proposed Transaction. In addition, the Stockholder agrees that it shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, (i) enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than NYSE, relating to any Acquisition Proposal with respect to Archipelago, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal with respect to Archipelago or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal with respect to Archipelago; *provided*, *however,* that the foregoing shall not prohibit any Stockholder who is a director or officer of the Company from taking any actions as a director or officer with respect to the foregoing which are expressly permitted by Section 7.2(c) of the Merger Agreement. The Stockholder hereby represents that, as of April 20, 2005, it was not aware of any discussions or negotiations relating to any Acquisition Proposal with respect to Archipelago with any party other than NYSE.

(d) The Stockholder hereby agrees not to commit or agree to take any of the foregoing actions or take any action (other than any actions that are expressly permitted by this Agreement) that would have the effect of preventing, impeding, interfering with or adversely affecting the Stockholder's ability to perform its obligations under this Agreement.

Section 3. *Stockholder Capacity*. If and to the extent any director or executive officer of any of the entities constituting the Stockholder executing this Agreement is or becomes during the term of this Agreement a director or officer of Archipelago, such Stockholder shall not be deemed to make any agreement or understanding herein in his or her capacity as a director or officer of Archipelago. The Stockholder is entering into this Agreement solely in such Stockholder's capacity as the record holder or beneficial owner of such Stockholder's Shares and nothing herein shall limit or affect any actions taken by any director or executive officer of any of the entities constituting the Stockholder in his or her capacity as a director or officer of Archipelago to the extent such actions are permitted by the Merger Agreement.

Section 4. *Publication*. The Stockholder hereby authorizes NYSE and Archipelago to publish and disclose in the Joint Proxy Statement/Prospectus (including any and all documents and schedules filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 5. *Additional Shares*. If, after April 20, 2005, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of Archipelago (any such shares, "*Additional Shares*"), including upon exercise of any option, warrant or other right to acquire shares of capital stock of Archipelago or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of April 20, 2005. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares, without action by any person or entity, immediately upon the acquisition by the Stockholder of beneficial ownership of such Additional Shares.

Section 6. *Severability*. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If

any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7. *Executed in Counterparts*. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 8. *Specific Performance*. The Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) NYSE is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause NYSE irreparable injury for which adequate remedies are not available at law. Therefore, the Stockholder agrees that NYSE shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 9. *Governing Law; Submission to Jurisdiction*. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by, and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the state and federal courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement, any claim (a) that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), or (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by the aforesaid courts.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

Section 10. *Amendments; Waivers, etc.* This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought. NYSE agrees that, if the Amended and Restated Support and Lock-Up Agreement, dated as of the date hereof, by and among NYSE and the stockholders set forth on *Exhibit B*, shall be amended in a manner that is favorable to such stockholders, NYSE shall provide the Stockholder with the right to make the same amendment to this Agreement.

Section 11. *Successors and Assigns; No Third-Party Beneficiaries*. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; *provided*, *however*, that NYSE may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly owned subsidiary of NYSE; *provided*, *further*, that any such assignment shall not relieve NYSE of its obligations hereunder. This Agreement shall be binding upon the respective heirs, legal representatives and permitted transferees of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, legal representatives and permitted transferees, any right, remedy or claim under or in respect of this Agreement or any provision hereof. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2(a), the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 12. *Notices*. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a) If to NYSE, to:

New York Stock Exchange, Inc.
11 Wall Street
6th Floor
New York, NY 10005
Attention: Richard P. Bernard, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
Fax: (212) 403-2000
Attention: David C. Karp, Esq.

(b) If to the Stockholder, at the address set forth under such Stockholder's name on *Exhibit A* hereto, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 13. *Termination*.

(a) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, Sections 2(b)(ii) and 2(b)(iii) of this Agreement shall terminate on the 15-month anniversary of such termination of the Merger Agreement.

(b) Provided that the Mergers have been consummated, Sections 2(a)(ii) through 2(a)(vi) of this Agreement shall terminate on the third anniversary of the Closing Date or such earlier time as all NYSE Group Shares owned beneficially or of record by any Stockholder have been Released from the Lock-Up.

(c) Sections 6 through 16, inclusive, of this Agreement shall survive the termination of this Agreement.

(d) Except as otherwise provided in Sections 13(a) through (c), inclusive, this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

(e) No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.

Section 14. *Integration*. This Agreement (together with the Merger Agreement to the extent referenced herein), including *Exhibit A* and *Exhibit B* hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

Section 15. *Mutual Drafting*. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 16. *Interpretation*. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental body or authority. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 17. *Joint and Several Nature of Obligations and Rights*. The obligations and rights of each entity constituting the Stockholder under this Agreement are joint and several with the obligations of each other such entity constituting the Stockholder.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By: /s/   JOHN A. THAIN

Name: John A. Thain
Title: Chief Executive Officer

GENERAL ATLANTIC PARTNERS 77, L.P.
By: General Atlantic LLC, its general partner

By: /s/   MATTHEW NIMETZ

Name: Matthew Nimetz
Title: Managing Director

GAP-W HOLDINGS, L.P.
By: General Atlantic LLC, its general partner

By: /s/   MATTHEW NIMETZ

Name: Matthew Nimetz
Title: Managing Director

GAPSTAR, LLC
By: General Atlantic LLC, its sole member

By: /s/   MATTHEW NIMETZ

Name: Matthew Nimetz
Title: Managing Director

GAP COINVESTMENT PARTNERS II, L.P.

By: /s/   MATTHEW NIMETZ

Name: Matthew Nimetz
Title: General Partner

GAPCO GMBH & CO. KG
By: GAPCO Management GmbH, its general partner

By: /s/   MATTHEW NIMETZ

Name: Matthew Nimetz
Title: Managing Director

[Signature Page to Support and Lockup Agreement]

Exhibit A
Ownership of Shares by the Stockholder

Name	Address	Number of Shares
GENERAL ATLANTIC PARTNERS 77, L.P.	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	7,193,963
GAP-W HOLDINGS, L.P.	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	2,437,604
GAPSTAR, LLC	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	129,835 *Gapstar, LLC, a wholly owned subsidiary of General Atlantic, LLC, has pledged and granted a security interest in its shares to a financial institution to secure its obligations to such financial institution.
GAP COINVESTMENT PARTNERS II, L.P.	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	605,064
GAPCO GMBH & CO. KG	c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830	14,039

Exhibit B

GS Archipelago Investment, L.L.C.

SLK-Hull Derivatives LLC

Goldman Sachs Execution and Clearing, L.P.

Exhibit C

GS Archipelago Investment, L.L.C.

SLK-Hull Derivatives LLC

Goldman Sachs Execution and Clearing, L.P.

GSP, LLC

AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT

This AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT (this "*Agreement*"), dated as of July 20, 2005, is by and among GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (jointly and severally, the "*Stockholder*"), each in its capacity as a stockholder of Archipelago Holdings, Inc., a Delaware corporation ("*Archipelago*"), and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (*"NYSE"*). Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement.

WHEREAS, the parties hereto entered into that certain Support and Lock-Up Agreement, dated as of April 20, 2005 (the "*Original Support and Lock-Up Agreement*"), pursuant to which the Stockholders agreed, among other things, to vote all of the Stockholder's Shares in favor of the approval and authorization of the Mergers, that certain Agreement and Plan of Merger, dated as of April 20, 2005, by and between the NYSE and Archipelago (the "*Original Merger Agreement*"), and the transactions contemplated by the Merger Agreement;

WHEREAS, on the date hereof, the NYSE, Archipelago and certain of their Subsidiaries have amended and restated the Original Merger Agreement (such amended and restated agreement, the "*Merger Agreement*") in order to, among other things, provide Members with the right to make an Election (including the Standard Election, the Cash Election and the Stock Election) and to shorten the duration of the restrictions on transfer applicable to the NYSE Group Common Stock that would be issued to the Members in the Mergers;

WHEREAS, the parties hereto desire to amend and restate the Original Support and Lock-Up Agreement in the form of this Agreement in order to confirm that the Stockholders will vote all of their Shares in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and to amend the Lock-Up Expiration Dates; and

WHEREAS, in order to induce the NYSE to enter into the Merger Agreement, the Stockholder desires to enter into this Agreement, to take the applicable actions set forth in this Agreement, and to be bound by the obligations and restrictions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the parties hereto agree as follows:

Section 1. *Representations and Warranties of the Stockholder*. The entities constituting the Stockholder, jointly and severally, hereby represent and warrant to NYSE as follows:

(a) *Title*. As of April 20, 2005, the Stockholder "beneficially owns" (as such term is defined in Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) or owns of record, and is entitled to dispose of (or direct the disposition of), the number of shares of common stock, par value $0.01 per share, of Archipelago (the "*Common Stock*") set forth on *Exhibit A* hereto (such shares, including any Additional Shares (as hereinafter defined), the "*Shares*" of such Stockholder); *provided*, *however*, that notwithstanding anything to the contrary in this Section 1(a), for purposes of this Agreement, the Shares of the Stockholder shall be those shares of Common Stock which the Stockholder received or had a right to receive in the conversion of Archipelago Holdings, LLC into Archipelago in August 2004 and continues to own beneficially or of record as of April 20, 2005, plus any Additional Shares.

(b) *Right to Vote*. As of April 20, 2005 and for so long as this Agreement shall remain in effect with respect to this Section 1 (including on the date of the Archipelago Stockholders Meeting, which, for purposes of this Agreement, shall be deemed to include any adjournment or postponement thereof), except to the extent modified by this Agreement and, if applicable, Section C of Article IV of the Certificate of Incorporation of Archipelago, the Stockholder has and at all times shall have full legal power, authority and right to vote all of the Stockholder's Shares, without the consent or approval of, or any other action on the part of, any other person or

entity, in favor of the approval and authorization of the Mergers, the Merger Agreement and the other transactions contemplated thereby (collectively, the "*Proposed Transaction*"). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Stockholder's Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder's Shares, deposited any of the Stockholder's Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter, in each case inconsistent with the Stockholder's obligations under this Agreement.

(c) *Authority*. The Stockholder has all requisite legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. If the Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) *Conflicting Instruments*. The execution and delivery of this Agreement and the performance by the Stockholder of the Stockholder's agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Stockholder is a party or by which the Stockholder (or any of the Stockholder's assets or properties) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect the Stockholder's ability to perform the Stockholder's obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder; and no authorization, consent or approval of any governmental body or authority or other person is necessary for the execution of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder. Without limiting the generality of the foregoing, none of (i) the execution and delivery of this Agreement by the Stockholder, (ii) the consummation by the Stockholder of the transactions contemplated hereby and (iii) compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which any Stockholder or any of the Stockholder's Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect in any way the Stockholder's ability to perform its obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder.

(e) *Shares*. Except as set forth on such *Exhibit A*, neither the Stockholder nor any Subsidiary of the Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of Archipelago or other securities of Archipelago or any interest therein or any voting rights with respect to any securities of Archipelago. The Stockholder has good and valid title to the Shares denoted as being owned by the Stockholder on *Exhibit A*, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) as set forth on *Exhibit A* and (iii) those which would not reasonably be expected to impair or adversely affect the Stockholder's ability to perform its obligations under this Agreement.

(f) *Reliance By NYSE*. The Stockholder understands and acknowledges that NYSE is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement, the Stockholder's performance of the Stockholder's obligations under this Agreement, and the accuracy of the Stockholder's representations and warranties set forth in this Agreement.

(g) *Litigation*. As of April 20, 2005, there is no action, proceeding or investigation pending or, to the Stockholder's knowledge, threatened, against the Stockholder that calls into question the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

Section 2. *Covenants of the Stockholder*. The entities constituting the Stockholder, jointly and severally, hereby agree as follows:

(a) *Restrictions on Transfer.*

(i) Until the termination of this Agreement as to this Section 2(a)(i) in accordance with the provisions of Section 13, the Stockholder shall not Transfer or agree to Transfer any or all such Stockholder's Shares to any Person. As used in this Agreement, the term "*Transfer*" means (with its cognates having corresponding meanings), with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, conversion or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or the record or beneficial ownership thereof, any offer to make such a sale, transfer, constructive sale or other disposition, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term "constructive sale" means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership; *provided,* however, that nothing in this Agreement shall restrict the ability of the Stockholder to engage in any hedging, derivative or other transactions relating to, or to otherwise Transfer, any securities of any person other than Archipelago or NYSE Group, including any person comparable to Archipelago or NYSE Group.

(ii) From and after the Effective Time until the Lock-Up Expiration Date (as defined below), the Stockholder shall not Transfer or agree to Transfer (as such term is defined above) any shares of NYSE Group common stock (the "*NYSE Group Common Stock*") which such Stockholder has received or has a right to receive in the Archipelago Merger in respect of the Stockholder's Shares (such shares of NYSE Group Common Stock being referred to hereinafter as the Stockholder's "*NYSE Group Shares*," and any shares of NYSE Group Common Stock which any of the stockholders set forth on *Exhibit C* has received or has a right to receive in the Archipelago Merger that are subject to any transfer restrictions, as "*Other NYSE Group Shares*"). For purposes of this Agreement, the "*Lock-Up Expiration Date*" means: (A) with respect to one-third of the Stockholder's NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder's NYSE Group Shares have not been previously Released by the Board or pursuant to Section 2(a)(iii) hereof), the first anniversary of the Closing Date; (B) with respect to another one-third of the Stockholder's NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder's NYSE Group Shares have not been previously Released by the Board or pursuant to Section 2(a)(iii) hereof), the second anniversary of the Closing Date; and (C) with respect to the remaining one-third of the Stockholder's NYSE Group Shares received in the Archipelago Merger (to the extent that the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement imposed on such number of such Stockholder's NYSE Group Shares have not been previously Released by the Board or pursuant to Section 2(a)(iii) hereof), the third anniversary of the Closing Date (so that none of the Stockholder's NYSE Group Shares shall be subject to the Transfer restrictions set forth in this Section 2(a)(ii) of this Agreement as of such third anniversary of the Closing Date). The transfer restrictions set forth in this Section 2(a)(ii) shall hereinafter be referred to as the "*Lock-Up*." A legend shall be placed on each certificate representing any NYSE Group Shares to the effect that such NYSE Group Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate.

(iii) Notwithstanding anything to the contrary set forth in Section 2(a)(ii) hereof, if the Board of Directors of NYSE Group shall, in its sole discretion, Release (as hereinafter defined) any Transfer restriction from (A) any shares of NYSE Group Common Stock issued in the NYSE LLC Merger that were subject to contractual transfer restrictions immediately prior to such Release (such shares being referred to hereinafter as the "*NYSE Shares*") or (B) any Other NYSE Group Shares of any stockholder of NYSE Group other than GSP, LLC, then the same Transfer restrictions shall simultaneously be Released from a proportionate number of the NYSE Group Shares of the Stockholder that are subject to the Lock-Up, the number of the Stockholder's NYSE Group Shares being so Released being equal to the aggregate number of such Stockholder's NYSE Group Shares subject to the Lock-Up, multiplied by a fraction, the numerator of which shall be (1) in the case of (A) above, the number of NYSE Shares that were so Released or (2) in the case of (B) above, the number of Other NYSE Group Shares of such other stockholder of NYSE Group (other than GSP, LLC) that were so Released, and the denominator of which shall be (1) in the case of (A) above, the aggregate number of NYSE Shares that were subject to such Transfer restriction immediately prior to such Release or (2) in the case of (B) above, the aggregate number of Other NYSE Group Shares held by such other stockholder (other than GSP, LLC) immediately prior to such Release. For purposes hereof, "*Release*" means, with respect to any Transfer restriction on any share of NYSE Group Common Stock, any action or circumstance as a result of which such Transfer restriction imposed on such share of NYSE Group Common Stock is removed (and its cognates shall have a corresponding meaning); *provided*, *however*, that, for purposes of this Agreement, the Board of Directors of NYSE Group shall not be deemed to have Released any Transfer restriction from shares of NYSE Group Common Stock issued in the NYSE LLC Merger if it Releases such Transfer restriction for estate planning purposes or because of death, disability or other hardship of the holder of such NYSE Group Common Stock.

(iv) Notwithstanding anything to the contrary set forth in Section 2(a)(ii), if at any time from and after the Effective Time and until the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group proposes to file a Registration Statement under the Securities Act with respect to an offering by NYSE Group for its own account (other than a Registration Statement on Form S-4 or S-8 or any successor thereto) and decides to permit certain of its stockholders to participate in such registered offering, then NYSE Group shall give written notice of such proposed filing to the Stockholder at least fifteen (15) days prior to the anticipated filing date of the registration statement describing the proposed registration, and shall permit the Stockholder to participate in such registered offering pro rata with the other NYSE Group stockholders participating in such registered offering. If at any time from and after the Effective Time and until such time as the Stockholder shall no longer hold any NYSE Group Shares that are subject to the Transfer restrictions of this Agreement, NYSE Group agrees to file a Registration Statement under the Securities Act for the account of any or all of the stockholders whose names are set forth in *Exhibit B* or any stockholder who was a NYSE Member immediately prior to the Mergers in respect of such stockholder's NYSE Shares, then the Stockholder shall have the right to participate in such offering on a pro rata basis, *pari passu* with all of the other stockholders participating in such offering; *provided*, *however*, that in connection with any such registration involving an underwritten offering, NYSE Group shall not be required to include any shares of NYSE Group Common Stock in such underwritten offering unless the Stockholder accepts the terms of the underwritten offering as agreed upon by NYSE Group, such other stockholders participating in such offering, and the underwriter for such offering; and then only in such quantity as is equal to the pro rata share of the maximum number of NYSE Group Shares and NYSE Shares to be included in such offering as reasonably determined by the underwriter for such offering.

(v) It is hereby agreed and acknowledged by the parties that, upon the release of any of the Stockholder's NYSE Group Shares from the Lock-Up pursuant to Section 2(a)(iii) hereof, if the Board of Directors of NYSE Group shall have designated prior to such release a broker and/or the manner of the Transfer of such NYSE Group Shares to be released, the Stockholder shall Transfer such shares in connection with such release only through such broker (or through Goldman, Sachs & Co. or its affiliates) and in such manner as designated by the Board of Directors of NYSE Group.

(b) *Agreement to Vote.*

(i) At the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) occurring prior to the Archipelago Stockholders Meeting in which a vote, consent or other approval with respect to the Proposed Transaction or any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago is sought (subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby), the Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of such Stockholder's Shares (A) in favor of the Proposed Transaction and (B) against (i) any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago, (ii) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago or any of its subsidiaries that is in competition or inconsistent with the Proposed Transaction, or any proposal to effect the foregoing which is made in opposition to or in competition with the adoption or approval of the Proposed Transaction, (iii) any liquidation or winding up of Archipelago, (iv) any extraordinary dividend by Archipelago (other than the payment of any cash dividend that Archipelago is expressly permitted to make under the Merger Agreement), (v) any change in the capital structure of Archipelago (other than any change in capital structure resulting from the Mergers or expressly permitted under the Merger Agreement) and (vi) any other action that would reasonably be expected to (1) impede, delay, postpone or interfere with the Proposed Transaction or (2) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Archipelago under the Merger Agreement that would reasonably be expected to materially adversely affect Archipelago.

(ii) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, for fifteen (15) months following such termination, the Stockholder hereby irrevocably and unconditionally agrees that it shall (A) not Transfer (or agree to Transfer) any of such Stockholder's Shares; and (B) at any annual or special meeting of the stockholders of Archipelago or in any other circumstances in which a vote, consent or other approval (including by written consent) with respect to any Acquisition Proposal is sought, shall (x) subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby, vote or cause to be voted all of such Stockholder's Shares against any such Acquisition Proposal and (y) refrain from encouraging, facilitating or supporting in any way any such Acquisition Proposal, any proposal that would reasonably be expected to lead to any such Acquisition Proposal, or any agreement to undertake any such Acquisition Proposal; *provided*, *however*, that notwithstanding any other provision of this Agreement, the obligation of the Stockholder to vote or to cause to be voted all of such Stockholder's Shares pursuant to this Section 2(ii) shall only apply to an aggregate number of Shares held by such Stockholder equal to 12.1% of the total number shares of Common Stock issued and outstanding as of the date of any such vote by such Stockholder.

(iii) From and after April 20, 2005, except as otherwise permitted by this Agreement or the Merger Agreement or as required by order of a court of competent jurisdiction, the Stockholder shall not commit any act that could restrict or otherwise affect such Stockholder's legal power, authority and right to vote all of its Shares as required by this Agreement, including entering into any voting agreement with any person or entity with respect to any of its Shares, granting any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, depositing any of its Shares in a voting trust or otherwise entering into any agreement or arrangement with any person or entity limiting or affecting the Stockholder's legal power, authority or right to vote its Shares in favor of the approval of the Proposed Transaction.

(c) *No Solicitation.* The Stockholder shall not, and shall not permit any of its controlled affiliates (other than any funds or portfolio companies) to, and shall not act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a "solicitation" (as such term is defined in the rules of the United States Securities and Exchange Commission) of proxies or powers of

attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to Archipelago or to cause the failure of the stockholders of Archipelago to approve and adopt the Proposed Transaction. In addition, the Stockholder agrees that it shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, (i) enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than NYSE, relating to any Acquisition Proposal with respect to Archipelago, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal with respect to Archipelago or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal with respect to Archipelago; *provided*, *however,* that the foregoing shall not prohibit any Stockholder who is a director or officer of the Company from taking any actions as a director or officer with respect to the foregoing which are expressly permitted by Section 7.2(c) of the Merger Agreement. The Stockholder hereby represents that, as of April 20, 2005, it was not aware of any discussions or negotiations relating to any Acquisition Proposal with respect to Archipelago with any party other than NYSE.

(d) The Stockholder hereby agrees not to commit or agree to take any of the foregoing actions or take any action (other than any actions that are expressly permitted by this Agreement) that would have the effect of preventing, impeding, interfering with or adversely affecting the Stockholder's ability to perform its obligations under this Agreement.

Section 3. *Stockholder Capacity*. If and to the extent any director or executive officer of any of the entities constituting the Stockholder executing this Agreement is or becomes during the term of this Agreement a director or officer of Archipelago, such Stockholder shall not be deemed to make any agreement or understanding herein in his or her capacity as a director or officer of Archipelago. The Stockholder is entering into this Agreement solely in such Stockholder's capacity as the record holder or beneficial owner of such Stockholder's Shares and nothing herein shall limit or affect any actions taken by any director or executive officer of any of the entities constituting the Stockholder in his or her capacity as a director or officer of Archipelago to the extent such actions are permitted by the Merger Agreement.

Section 4. *Publication*. The Stockholder hereby authorizes NYSE and Archipelago to publish and disclose in the Joint Proxy Statement/Prospectus (including any and all documents and schedules filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 5. *Additional Shares*. If, after April 20, 2005, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of Archipelago (any such shares, "*Additional Shares*"), including upon exercise of any option, warrant or other right to acquire shares of capital stock of Archipelago or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of April 20, 2005; *provided*, *however*, that, "Additional Shares" shall not include any shares of Common Stock acquired in the ordinary course of business by the Stockholder (including acquisitions on a principal basis or proprietary basis by and/or for the account of the Stockholder and/or its affiliates) relating to portfolio or asset management, securities trading or brokerage activities conducted for the benefit of third parties or in anticipation of, facilitation of or in connection with customer orders. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares, without action by any person or entity, immediately upon the acquisition by the Stockholder of beneficial ownership of such Additional Shares.

Section 6. *Severability*. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If

any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7. *Executed in Counterparts*. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 8. *Specific Performance*. The Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) NYSE is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause NYSE irreparable injury for which adequate remedies are not available at law. Therefore, the Stockholder agrees that NYSE shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 9. *Governing Law; Submission to Jurisdiction*. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by, and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the state and federal courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement, any claim (a) that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), or (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by the aforesaid courts.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

Section 10. *Amendments; Waivers, etc.* This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought. NYSE agrees that, if the Amended and Restated Support and Lock-Up Agreement, dated as of the date hereof, by and among NYSE and the stockholders set forth on *Exhibit B*, shall be amended in a manner that is favorable to such stockholders, NYSE shall provide the Stockholder with the right to make the same amendment to this Agreement.

Section 11. *Successors and Assigns; No Third-Party Beneficiaries.* This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; *provided*, *however*, that NYSE may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly owned subsidiary of NYSE; *provided*, *further*, that any such assignment shall not relieve NYSE of its obligations hereunder. This Agreement shall be binding upon the respective heirs, legal representatives and permitted transferees of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, legal representatives and permitted transferees, any right, remedy or claim under or in respect of this Agreement or any provision hereof. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2(a), the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 12. *Notices.* Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a) If to NYSE, to:

New York Stock Exchange, Inc.
11 Wall Street
6th Floor
New York, NY 10005
Attention: Richard P. Bernard, Esq.

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
Fax: (212) 403-2000
Attention: David C. Karp, Esq.

(b) If to the Stockholder, at the address set forth under such Stockholder's name on *Exhibit A* hereto, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 13. *Termination.*

(a) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, Sections 2(b)(ii) and 2(b)(iii) of this Agreement shall terminate on the 15-month anniversary of such termination of the Merger Agreement.

(b) Provided that the Mergers have been consummated, Sections 2(a)(ii) through 2(a)(v) of this Agreement shall terminate on the third anniversary of the Closing Date or such earlier time as all NYSE Group Shares owned beneficially or of record by any Stockholder have been Released from the Lock-Up.

(c) Sections 6 through 16, inclusive, of this Agreement shall survive the termination of this Agreement.

(d) Except as otherwise provided in Sections 13(a) through (c), inclusive, this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

(e) No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.

Section 14. *Integration*. This Agreement (together with the Merger Agreement to the extent referenced herein), including *Exhibit A* hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

Section 15. *Mutual Drafting*. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 16. *Interpretation*. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental body or authority. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 17. *Joint and Several Nature of Obligations and Rights*. The obligations and rights of each entity constituting the Stockholder under this Agreement are joint and several with the obligations of each other such entity constituting the Stockholder.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By: /S/   JOHN A. THAIN
_____
Name: John A. Thain
Title: Chief Executive Officer

GS ARCHIPELAGO INVESTMENT, L.L.C.

By: /S/   DUNCAN NIEDERAUER
_____
Name: Duncan Niederauer
Title: Managing Director

SLK-HULL DERIVATIVES LLC

By: /S/   MARK DEHNERT
_____
Name: Mark Dehnert
Title: Managing Director

GOLDMAN SACHS EXECUTION &
   CLEARING, L.P.

By: /S/   DUNCAN NIEDERAUER
_____
Name: Duncan Niederauer
Title: Managing Director

Exhibit A
Ownership of Shares by the Stockholder

Name	Address	Number of Shares
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	c/o The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	5,877,797
GS ARCHIPELAGO INVESTMENT, L.L.C.	c/o The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	1,264,877
SLK-HULL DERIVATIVES LLC	c/o The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	163,048
TOTAL		7,305,722

Exhibit B

General Atlantic Partners 77, L.P.

GAP-W Holdings, L.P.

Gapstar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GMBH & CO. KG

Exhibit C

General Atlantic Partners 77, L.P.

GAP-W Holdings, L.P.

Gapstar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GMBH & CO. KG

GSP, LLC

AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT

This AMENDED AND RESTATED SUPPORT AND LOCK-UP AGREEMENT (this "*Agreement*"), dated as of July 20, 2005, is by and among GSP, LLC (the "*Stockholder*"), in its capacity as a stockholder of Archipelago Holdings, Inc., a Delaware corporation ("*Archipelago*"), and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation ("*NYSE*"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement.

WHEREAS, the parties hereto entered into that certain Support and Lock-Up Agreement, dated as of April 20, 2005 (the "*Original Support and Lock-Up Agreement*"), pursuant to which the Stockholders agreed, among other things, to vote all of the Stockholder's Shares in favor of the approval and authorization of the Mergers, that certain Agreement and Plan of Merger, dated as of April 20, 2005, by and between the NYSE and Archipelago (the "*Original Merger Agreement*"), and the transactions contemplated by the Merger Agreement;

WHEREAS, on the date hereof, the NYSE, Archipelago and certain of their Subsidiaries have amended and restated the Original Merger Agreement (such amended and restated agreement, the "*Merger Agreement*") in order to, among other things, provide Members with the right to make an Election (including the Standard Election, the Cash Election and the Stock Election) and to shorten the duration of the restrictions on transfer applicable to the NYSE Group Common Stock that would be issued to the Members in the Mergers;

WHEREAS, the parties hereto desire to amend and restate the Original Support and Lock-Up Agreement in the form of this Agreement in order to confirm that the Stockholders will vote all of their Shares in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and to amend the Lock-Up Expiration Dates; and

WHEREAS, in order to induce the NYSE to enter into the Merger Agreement, the Stockholder desires to enter into this Agreement, to take the applicable actions set forth in this Agreement, and to be bound by the obligations and restrictions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the parties hereto agree as follows:

Section 1. *Representations and Warranties of the Stockholder*. The Stockholder hereby represents and warrants to NYSE as follows:

(a) *Title*. As of April 20, 2005, the Stockholder "beneficially owns" (as such term is defined in Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) or owns of record, and is entitled to dispose of (or direct the disposition of), the number of shares of common stock, par value $0.01 per share, of Archipelago (the "*Common Stock*") set forth on *Exhibit A* hereto (such shares, including any Additional Shares (as hereinafter defined), the "*Shares*" of such Stockholder). For the avoidance of doubt, any shares of Common Stock issuable to Mr. Gerald D. Putnam upon the exercise of employee stock options held by Mr. Gerald D. Putnam shall only be counted among the Stockholder's Shares if and to the extent that such shares of Common Stock are actually issued to Mr. Gerald D. Putnam upon such exercise.

(b) *Right to Vote*. As of April 20, 2005 and for so long as this Agreement shall remain in effect with respect to this Section 1 (including on the date of the Archipelago Stockholders Meeting, which, for purposes of this Agreement, shall be deemed to include any adjournment or postponement thereof), except to the extent modified by this Agreement and, if applicable, Section C of Article IV of the Certificate of Incorporation of Archipelago, the Stockholder has and at all times shall have full legal power, authority and right to vote all of the Stockholder's Shares, without the consent or approval of, or any other action on the part of, any other person or entity, in favor of the approval and authorization of the Mergers, the Merger Agreement and the other transactions contemplated thereby (collectively, the "*Proposed Transaction*").

Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of the Stockholder's Shares, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder's Shares, deposited any of the Stockholder's Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting his legal power, authority or right to vote the Shares on any matter, in each case inconsistent with the Stockholder's obligations under this Agreement.

(c) *Authority*. The Stockholder has all requisite legal power, authority and right to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. If the Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) *Conflicting Instruments*. The execution and delivery of this Agreement and the performance by the Stockholder of the Stockholder's agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which the Stockholder is a party or by which the Stockholder (or any of the Stockholder's assets or properties) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect the Stockholder's ability to perform the Stockholder's obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder; and no authorization, consent or approval of any governmental body or authority or other person is necessary for the execution of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder. Without limiting the generality of the foregoing, none of (i) the execution and delivery of this Agreement by the Stockholder, (ii) the consummation by the Stockholder of the transactions contemplated hereby and (iii) compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Stockholder, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which any Stockholder or any of the Stockholder's Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing which, individually or in the aggregate, would not reasonably be expected to impair or adversely affect in any way the Stockholder's ability to perform its obligations under this Agreement or render inaccurate in any material respect any of the representations made herein by the Stockholder.

(e) *Shares*. Except as set forth on such *Exhibit A*, neither the Stockholder nor any Subsidiary of the Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of Archipelago or other securities of Archipelago or any interest therein or any voting rights with respect to any securities of Archipelago. The Stockholder has good and valid title to the Shares denoted as being owned by the Stockholder on *Exhibit A*, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) as set forth on *Exhibit A* and (iii) those which would not reasonably be expected to impair or adversely affect the Stockholder's ability to perform its obligations under this Agreement.

(f) *Reliance By NYSE*. The Stockholder understands and acknowledges that NYSE is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement, the Stockholder's performance of the Stockholder's obligations under this Agreement, and the accuracy of the Stockholder's representations and warranties set forth in this Agreement.

(g) *Litigation*. As of April 20, 2005, there is no action, proceeding or investigation pending or, to the Stockholder's knowledge, threatened, against the Stockholder that calls into question the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

Section 2. *Covenants of the Stockholder*. The Stockholder hereby agrees as follows:

(a) *Restrictions on Transfer.*

(i) Until the termination of this Agreement as to this Section 2(a)(i) in accordance with the provisions of Section 13, the Stockholder shall not Transfer or agree to Transfer any or all such Stockholder's Shares to any Person. Notwithstanding the foregoing, the Stockholder shall be permitted to pledge or hypothecate, or gift to a charity or the Stockholder's family members, a portion of such Stockholder's Shares as follows: (A) the aggregate number of Shares that the Stockholder may pledge, hypothecate or gift to a charity or the Stockholder's family members shall not exceed 301,212 Shares, and (B) the aggregate value of all of the Shares that such Stockholder may gift pursuant to this sentence, whether on one or multiple occasions, shall not exceed $775,000, as calculated by multiplying the number of Shares gifted on any given date with the closing price per share of the Common Stock on the date on which such gift is made. As used in this agreement, the term "*Transfer*" means (with its cognates having corresponding meanings), with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, conversion or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or the record or beneficial ownership thereof, any offer to make such a sale, transfer, constructive sale or other disposition, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term "constructive sale" means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 2(a)(i) shall not apply to any of the Shares beneficially owned by Gerald D. Putnam upon death of Gerald D. Putnam.

(ii) From and after the Effective Time until the Lock-Up Expiration Date (as defined below), the Stockholder shall not Transfer or agree to Transfer (as such term is defined above) any shares of NYSE Group common stock (the "*NYSE Group Common Stock*") which such Stockholder has received or has a right to receive in the Archipelago Merger in respect of the Stockholder's Shares (such shares of NYSE Group Common Stock being referred to hereinafter as the Stockholder's "*NYSE Group Shares*," and any shares of NYSE Group Common Stock which any of the stockholders set forth on *Exhibit B* has received or has a right to receive in the Archipelago Merger in respect of any shares of Common Stock held by such other stockholder prior to the Archipelago Merger that are subject to any transfer restrictions, as "*Other NYSE Group Shares*"); *provided*, *however*, that notwithstanding the foregoing, the Stockholder shall be permitted to pledge, hypothecate or gift to a charity or the Stockholder's family members all or a portion of its NYSE Group Shares prior to the applicable Lock-Up Expiration Date. For purposes of this Agreement, the "*Lock-Up Expiration Date*" means the first anniversary of the Closing Date. The transfer restrictions set forth in this Section 2(a)(ii) shall hereinafter be referred to as the "*Lock-Up*." A legend shall be placed on each certificate representing any NYSE Group Shares to the effect that such NYSE Group Shares are subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate. Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 2(a)(ii) shall not apply to any of the Shares beneficially owned by Gerald D. Putnam upon death of Gerald D. Putnam.

(iii) Notwithstanding anything to the contrary set forth in Section 2(a)(ii) hereof, if the Board of Directors of NYSE Group shall, in its sole discretion, Release (as hereinafter defined) any Transfer

restriction from (A) any shares of NYSE Group Common Stock issued in the NYSE LLC Merger (such shares being referred to hereinafter as the "*NYSE Shares*") that were subject to Transfer restrictions immediately prior to such Release or (B) any Other NYSE Group Shares, then the same Transfer restrictions shall be simultaneously be Released from a proportionate number of the NYSE Group Shares of the Stockholder that are subject to the Lock-Up, the number of the Stockholder's NYSE Group Shares being so Released being equal to the aggregate number of such Stockholder's NYSE Group Shares subject to the Lock-Up, multiplied by a fraction, the numerator of which shall be (1) in the case of (A) above, the number of NYSE Shares that were so Released or (2) in the case of (B) above, the number of Other NYSE Group Shares that were so Released, and the denominator of which shall be (1) in the case of (A) above, the aggregate number of NYSE Shares that were subject to such Transfer restriction immediately prior to such Release or (2) in the case of (B) above, the aggregate number of Other NYSE Group Shares held by such other stockholder immediately prior to such Release. "*Release*" means, with respect to any Transfer restriction on any share of NYSE Group Common Stock, any action or circumstance as a result of which such Transfer restriction imposed on such share of NYSE Group Common Stock is removed (and its cognates shall have a corresponding meaning); *provided*, *however*, that, for purposes of this Agreement, the Board of Directors of NYSE Group shall not be deemed to have Released any Transfer restriction from shares of NYSE Group Common Stock issued in the NYSE LLC Merger if it Releases such Transfer restriction for estate planning purposes or because of death, disability or other hardship of the holder of such NYSE Group Common Stock.

(b) *Agreement to Vote.*

(i) At the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) occurring prior to the Archipelago Stockholders Meeting in which a vote, consent or other approval with respect to the Proposed Transaction or any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago is sought (subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby), the Stockholder hereby irrevocably and unconditionally agrees to vote or to cause to be voted all of such Stockholder's Shares (A) in favor of the Proposed Transaction and (B) against (i) any other Acquisition Proposal (whether or not a Superior Proposal) with respect to Archipelago, (ii) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Archipelago or any of its subsidiaries that is in competition or inconsistent with the Proposed Transaction, or any proposal to effect the foregoing which is made in opposition to or in competition with the adoption or approval of the Proposed Transaction, (iii) any liquidation or winding up of Archipelago, (iv) any extraordinary dividend by Archipelago (other than the payment of any cash dividend that Archipelago is expressly permitted to make under the Merger Agreement), (v) any change in the capital structure of Archipelago (other than any change in capital structure resulting from the Mergers or expressly permitted under the Merger Agreement) and (vi) any other action that would reasonably be expected to (1) impede, delay, postpone or interfere with the Proposed Transaction or (2) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Archipelago under the Merger Agreement that would reasonably be expected to materially adversely affect Archipelago.

(ii) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, for fifteen (15) months following such termination, the Stockholder hereby irrevocably and unconditionally agrees that it shall (A) not Transfer (or agree to Transfer) any of such Stockholder's Shares; *provided*, *however*, that the Stockholder shall be permitted to pledge, hypothecate or gift to a charity or the Stockholder's family member his Shares during such 15-month period; and (B) at any annual or special meeting of the stockholders of Archipelago or in any

other circumstances in which a vote, consent or other approval (including by written consent) with respect to any Acquisition Proposal is sought, shall (x) subject to the possible application of Section C of Article IV of the Certificate of Incorporation of Archipelago and, in the event of such application, to the fullest extent permitted thereby, vote or cause to be voted all of such Stockholder's Shares against any such Acquisition Proposal and (y) refrain from encouraging, facilitating or supporting in any way any such Acquisition Proposal, any proposal that would reasonably be expected to lead to any such Acquisition Proposal, or any agreement to undertake any such Acquisition Proposal; *provided*, *however*, that notwithstanding any other provision of this Agreement, the obligation of the Stockholder to vote or to cause to be voted all of such Stockholder's Shares pursuant to this Section 2(ii) shall only apply to an aggregate number of Shares held by such Stockholder equal to 2.1% of the total number shares of Common Stock issued and outstanding as of the date of any such vote by such Stockholder. Notwithstanding anything to the contrary in this Section 2(b)(ii), if the Stockholder votes for the Proposed Transaction at the Archipelago Stockholders Meeting or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of Archipelago or any action by prior written consent) in which a vote, consent or other approval with respect to the Proposed Transaction is sought, but notwithstanding the Stockholder's vote in favor the Archipelago Requisite Vote is not obtained, then the Stockholder shall not be subject to the transfer restrictions and voting agreement set forth in this Section 2(b)(ii). Notwithstanding the foregoing, the restrictions on Transfer set forth in this Section 2(b)(ii) shall not apply to any of the Shares beneficially owned by Gerald D. Putnam upon death of Gerald D. Putnam.

(iii) From and after April 20, 2005, except as otherwise permitted by this Agreement or the Merger Agreement or as required by order of a court of competent jurisdiction, the Stockholder shall not commit any act that could restrict or otherwise affect such Stockholder's legal power, authority and right to vote all of its Shares as required by this Agreement, including entering into any voting agreement with any person or entity with respect to any of its Shares, granting any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, depositing any of its Shares in a voting trust or otherwise entering into any agreement or arrangement with any person or entity limiting or affecting the Stockholder's legal power, authority or right to vote its Shares in favor of the approval of the Proposed Transaction.

(c) *No Solicitation*. The Stockholder shall not, and shall not permit any of its controlled affiliates (other than any funds or portfolio companies) to, and shall not act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a "solicitation" (as such term is defined in the rules of the United States Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to Archipelago or to cause the failure of the stockholders of Archipelago to approve and adopt the Proposed Transaction. In addition, the Stockholder agrees that it shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, (i) enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than NYSE, relating to any Acquisition Proposal with respect to Archipelago, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal with respect to Archipelago or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal with respect to Archipelago; *provided*, *however,* that the foregoing shall not prohibit any Stockholder who is a director or officer of the Company from taking any actions as a director or officer with respect to the foregoing which are expressly permitted by Section 7.2(c) of the Merger Agreement. The Stockholder hereby represents that, as of April 20, 2005, it was not aware of any discussions or negotiations relating to any Acquisition Proposal with respect to Archipelago with any party other than NYSE.

(d) The Stockholder hereby agrees not to commit or agree to take any of the foregoing actions or take any action (other than any actions that are expressly permitted by this Agreement) that would have the effect of preventing, impeding, interfering with or adversely affecting the Stockholder's ability to perform its obligations under this Agreement.

Section 3. *Stockholder Capacity*. If and to the extent any director or executive officer of the Stockholder executing this Agreement is or becomes during the term of this Agreement a director or officer of Archipelago, such Stockholder shall not be deemed to make any agreement or understanding herein in his or her capacity as a director or officer of Archipelago. The Stockholder is entering into this Agreement solely in such Stockholder's capacity as the record holder or beneficial owner of such Stockholder's Shares and nothing herein shall limit or affect any actions taken by any director or executive officer of the Stockholder in his or her capacity as a director or officer of Archipelago to the extent such actions are permitted by the Merger Agreement.

Section 4. *Publication*. The Stockholder hereby authorizes NYSE and Archipelago to publish and disclose in the Joint Proxy Statement/Prospectus (including any and all documents and schedules filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 5. *Additional Shares*. If, after April 20, 2005, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of Archipelago (any such shares, "*Additional Shares*"), including upon exercise of any option, warrant or other right to acquire shares of capital stock of Archipelago or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall thereafter be applicable to such Additional Shares as if such Additional Shares had been Shares as of April 20, 2005. In addition, the Stockholder agrees that any shares of capital stock of Archipelago acquired by Mr. Gerald D. Putnam after the date of this Agreement pursuant to the exercise by him of any employee stock options shall be regarded as Additional Shares beneficially owned by the Stockholder for all purposes of this Agreement. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares, without action by any person or entity, immediately upon the acquisition by the Stockholder of beneficial ownership of such Additional Shares. For the avoidance of doubt, any employee stock options acquired by Mr. Gerald D. Putnam after April 20, 2005 shall only be counted among the Stockholder's Additional Shares if and to the extent that such options are exercised by Mr. Gerald D. Putnam.

Section 6. *Severability*. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7. *Executed in Counterparts*. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 8. *Specific Performance*. The Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of such Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) NYSE is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement, and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause NYSE irreparable injury for which adequate remedies are not available at law. Therefore, the Stockholder agrees that NYSE shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholder from committing any violation of such covenants, obligations or agreements.

Section 9. *Governing Law; Submission to Jurisdiction*. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by, and enforced in accordance with, the domestic laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in the state and federal courts of the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement, any claim (a) that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of judgment, execution of judgment, or otherwise), or (c) to the fullest extent permitted by the applicable law, that (i) the suit, action or proceeding in such courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by the aforesaid courts.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

Section 10. *Amendments; Waivers, etc.* This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

Section 11. *Successors and Assigns; No Third-Party Beneficiaries*. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; *provided*, *however*, that NYSE may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly owned subsidiary of NYSE; *provided*, *further*, that any such assignment shall not relieve NYSE of its obligations hereunder. This Agreement shall be binding upon the respective heirs, legal representatives and permitted transferees of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, legal representatives and permitted transferees, any right, remedy or claim under or in respect of this Agreement or any provision hereof. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2(a), the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares

and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 12. *Notices*. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

    (a)   If to NYSE, to:

> New York Stock Exchange, Inc.
> 11 Wall Street
> 6th Floor
> New York, NY 10005
> Attention: Richard P. Bernard, Esq.

> with a copy to:

> Wachtell, Lipton, Rosen & Katz
> 51 West 52nd Street
> New York, NY 10019
> Tel: (212) 403-1000
> Fax: (212) 403-2000
> Attention: David C. Karp, Esq.

    (b) If to the Stockholder, at the address set forth under such Stockholder's name on *Exhibit A* hereto, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 13. *Termination*.

    (a) In the event that the Merger Agreement shall be terminated under circumstances in which the Termination Fee and Expense Reimbursement would be payable by Archipelago pursuant to Section 9.5(c) of the Merger Agreement, Sections 2(b)(ii) and 2(b)(iii) of this Agreement shall terminate on the 15-month anniversary of such termination of the Merger Agreement.

    (b) Provided that the Mergers have been consummated, Sections 2(a)(ii) and 2(a)(iii) of this Agreement shall terminate on the first anniversary of the Closing Date or such earlier time as all NYSE Group Shares owned beneficially or of record by any Stockholder have been Released from the Lock-Up.

    (c) Sections 6 through 16, inclusive, of this Agreement shall survive the termination of this Agreement.

    (d) Except as otherwise provided in Sections 13(a) through (c), inclusive, this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

    (e) No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.

Section 14. *Integration*. This Agreement (together with the Merger Agreement to the extent referenced herein), including *Exhibit A* hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

Section 15. *Mutual Drafting*. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 16. *Interpretation*. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled

by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a governmental body or authority. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By: /s/   JOHN A. THAIN

Name: John A. Thain
Title: Chief Executive Officer

GSP, LLC
By: GDP Inc.

By: /s/   KEVIN J.P. O'HARA, as Attorney-in-Fact
          for Gerald D. Putnam

Name: Gerald D. Putnam
Title: President

[Signature Page to Support and Lock-Up Agreement]

Exhibit A
Ownership of Shares by the Stockholder

Name	Address	Number of Shares
GSP, LLC.	GSP, LLC Archipelago Holdings, Inc. ATTN: Legal Department 100 South Wacker Drive, Suite 1800 Chicago, IL 60606	1,204,848

Exhibit B

GS Archipelago Investment, L.L.C.

SLK-Hull Derivatives LLC

Goldman Sachs Execution and Clearing, L.P.

General Atlantic Partners 77, L.P.

GAP-W Holdings, L.P.

Gapstar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GMBH & CO. KG

[Letterhead of Lazard Frères & Co. LLC]

April 20, 2005

The Board of Directors
New York Stock Exchange, Inc.
11 Wall Street
6th Floor
New York, NY 10005

Dear Members of the Board:

We understand that New York Stock Exchange, Inc. (the "*Company*") and Archipelago Holdings, Inc. ("*AHI*") propose to enter into an Agreement and Plan of Merger dated April 20, 2005 (the "*Agreement*"), pursuant to which: (i) the Company will merge (the "*NYSE Corporation Merger*") with and into a newly-formed, wholly-owned subsidiary of the Company ("*NYSE Merger Corporation Sub*"); (ii) NYSE Merger Corporation Sub will merge (the "*NYSE LLC Merger*") with and into a newly-formed limited liability company ("*NYSE Merger LLC Sub*") that is itself a wholly-owned subsidiary of a newly-formed Delaware corporation ("*Holdco*"); and (iii) AHI will merge (the "*AHI Merger*" and, together with the NYSE Corporation Merger and the NYSE LLC Merger, the "*Mergers*") with a newly-formed corporation ("*AHI Merger Sub*") that is itself a wholly-owned subsidiary of Holdco.

Pursuant to the Agreement: (i) in the NYSE Corporation Merger, each regular membership interest of NYSE (each, a "*NYSE Membership Interest*" and, collectively, the "*NYSE Membership Interests*") will be converted into one fully paid and nonassessable share of NYSE Merger Corporation Sub and the right to receive an amount of cash equal to $300,000 (the "*Cash Consideration*"); (ii) in the NYSE LLC Merger, each outstanding share of NYSE Merger Corporation Sub, including those issued in the NYSE Corporation Merger, will be converted into the right to receive the NYSE Exchange Ratio (as defined in the Agreement) fully paid and nonassessable shares of Common Stock of Holdco; and (iii) in the AHI Merger each share of common stock, par value $0.01 per share, of AHI (each, an "*AHI Share*" and, collectively, the "*AHI Shares*") issued and outstanding immediately prior to the AHI Merger (other than any AHI Shares owned by AHI or NYSE each case not held on behalf of third parties) will be converted into the right to receive one (such number, the "*AHI Exchange Ratio*") fully paid and nonassessable shares of Common Stock of Holdco. Under the Agreement, the Company may restructure the NYSE Corporation Merger and the NYSE LLC Merger, and AHI may restructure the AHI Merger, if such restructuring would not have an adverse impact on AHI or its stockholders or the Company and its members, respectively (any such restructuring, a "*2.7 Restructuring*"). The terms and conditions of the Mergers are set out more fully in the Agreement.

You have requested our opinion as to the fairness as of the date hereof, from a financial point of view, of the Cash Consideration and the NYSE Exchange Ratio, taken together (the "*NYSE Consideration*"), to the holders of NYSE Membership Interests. In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of a draft, dated April 20, 2005, of the Agreement;

(ii) Analyzed certain historical publicly available business and financial information relating to the Company and AHI;

(iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its businesses, including (A) the Company's stand-alone business model and (B) the Company's proposed changes in contemplation of or as part of any potential strategic transaction or restructuring ((A) and (B), collectively, the "*NYSE Stand-Alone Model*"), and various financial forecasts and other data provided to us by AHI relating to its businesses;

(iv) Held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company and discussions with members of the senior management of AHI with respect to the businesses and prospects of AHI;

(v) Reviewed certain information provided to us by the managements of the Company and AHI relating to estimates of synergies and other estimated benefits of the Mergers;

(vi) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company and of AHI;

(vii) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to that of the Company and AHI and in other industries generally;

(viii) Reviewed historical information relating to sales of NYSE Membership Interests and leases of member trading privileges;

(ix) Reviewed the historical stock prices and trading volumes of the AHI Shares; and

(x) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or AHI, or concerning the solvency or fair value of the Company or AHI. With respect to financial forecasts (including the NYSE Stand-Alone Model), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of the Company and AHI as to the future financial performance of the Company and AHI, respectively. We assume no responsibility for and express no view or opinion as to such forecasts (including the NYSE Stand-Alone Model) or the assumptions on which they are based. Without limiting the generality of the foregoing, we have valued the Company, and the NYSE Membership Interests, on a stand-alone basis by reference to the NYSE Stand-Alone Model, and we express no opinion on the effects of the implementation of the NYSE Stand-Alone Model (or any component thereof, including those described in the following sentence) on the holders of NYSE Membership Interests. In that regard, we note that (i) one effect of the implementation of the NYSE Stand-Alone Model is that holders of NYSE Membership Interests would no longer have trading privileges by virtue of their ownership of NYSE Membership Interests and (ii) in analyzing the value of the NYSE Membership Interests and the NYSE Consideration, we reduced the value to reflect the contemplated management equity incentive plan in accordance with the NYSE Stand-Alone Model. In rendering our opinion, we have with your consent assumed no effect on the value of the NYSE Consideration arising from the restrictions on transfer of the Common Stock of Holdco to be received in the NYSE LLC Merger.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. Without limiting the generality of the foregoing, we express no opinion as to the effect on holders of NYSE Membership Interests of the issuance of additional NYSE Membership Interests between the date hereof and the Determination Date (as defined in the Agreement). In rendering our opinion, we were not authorized to solicit, and did not solicit, third parties regarding alternatives to the Mergers, nor were we involved in the negotiation of or any other aspect of the Mergers.

In rendering our opinion, we have assumed that the Mergers will be consummated on the terms described in the Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Mergers will not have an adverse effect on the Company, Holdco or the benefits expected to be realized from consummation of the Mergers. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement reviewed by us. We have also assumed that the acquisition by AHI of PCX Holdings, Inc. will be consummated prior to the Mergers without any amendment or waiver of the existing terms of the agreement for that acquisition, except for amendments or waivers which are immaterial, and references in this opinion to the businesses and prospects

of AHI include those of PCX Holdings, Inc. We have also assumed that the implementation or non-implementation of the NYSE Regulation Separation, the NYSE Market Contribution and the SIAC Distribution (each as defined in the Agreement) and that any 2.7 Restructuring will not have a material effect on the Company, Holdco or the benefits expected to be realized from the consummation of the Mergers. We do not express any opinion as to any tax or other consequences that might result from the Mergers, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We do not express any opinion as to the price at which the AHI Shares may trade after announcement of the Mergers or the price at which shares of Holdco may trade subsequent to the consummation of the Mergers.

Lazard Frères & Co. LLC ("*Lazard*") is acting as investment banker to the Company in connection with the Mergers and a fee for our services will be earned upon rendering this opinion. In the ordinary course of our business, Lazard may actively trade AHI Shares and other securities of AHI for its own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Lazard is the beneficial owner of one NYSE Membership Interest.

Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors, and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Mergers. This opinion does not address the merits of the underlying decision by the Company to engage in the Mergers and is not intended to and does not constitute a recommendation to any holder of NYSE Membership Interests as to how such holder should vote with respect to the Mergers or any matter relating thereto. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the NYSE Consideration is fair to the holders of NYSE Membership Interests from a financial point of view.

Very truly yours,

LAZARD FRERES & CO. LLC

By   /S/   GARY PARR

Gary Parr
Deputy Chairman

[Letterhead of Greenhill & Co., LLC]

<u>CONFIDENTIAL</u>

April 20, 2005

Board of Directors
Archipelago Holdings, Inc.
100 South Wacker Drive, Suite 1800
Chicago, IL 60606

Members of the Board of Directors:

We understand that Archipelago Holdings, Inc., a Delaware corporation ("*Archipelago*") and New York Stock Exchange, Inc., a New York Type A not-for-profit corporation ("*NYSE*") propose to enter into an Agreement and Plan of Merger (the "*Agreement*"), which provides, among other things, for formation by Archipelago and NYSE of NYSE Group, Inc., a new holding company under Delaware law ("*NYSE Group*"), and a subsequent series of mergers whereby Archipelago and NYSE will become wholly-owned subsidiaries of NYSE Group, including the merger of a newly-formed subsidiary of NYSE Group with and into Archipelago (the "*Archipelago Merger*", and together with the other transactions contemplated by the Agreement, the "*Transactions*"). In the Archipelago Merger, each share of common stock, par value $.01 per share, issued and outstanding at the time of the Archipelago Merger, will be converted into the right to receive one fully paid and nonassessable share of common stock, par value $.01 per share, of NYSE Group ("*NYSE Group Common Stock*") (the "*Archipelago Merger Consideration*"). The terms and conditions of the Transactions are more fully set forth in the Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Archipelago Merger Consideration is fair, from a financial point of view, to the stockholders of Archipelago other than Goldman, Sachs & Co., Lazard Frères & Co. LLC or their respective affiliates to the extent they are Archipelago stockholders (the "*Stockholders*"). We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Archipelago Merger or any of the other Transactions.

For purposes of the opinion set forth herein, we have:

1. reviewed the draft Merger Agreement in the form distributed to us on April 20, 2005 and reviewed by the Board of Directors of Archipelago at a meeting held April 20, 2005;

2. reviewed certain publicly available information about Archipelago and NYSE;

3. reviewed certain information, including financial forecasts and other financial and operating data concerning Archipelago and NYSE, prepared by the management of respective businesses (the financial forecasts in respect of NYSE identified to us as management's base case forecasts are referred to herein as the "*NYSE Management Case*");

4. analyzed certain information, including financial forecasts and other financial and operating data concerning the pro forma combined company, prepared by the management of Archipelago and NYSE (the "*Pro Forma Information*");

5. reviewed information regarding the strategic, financial and operational benefits anticipated from the Transactions, prepared by the managements of Archipelago and NYSE (the "*Synergies*");

6. discussed the past and present operations and financial condition and the prospects of Archipelago with senior executives of Archipelago and discussed the past and present operations and financial condition and the prospects of NYSE with senior executives of NYSE;

7. compared the value of the Archipelago Merger Consideration with the historical and present market capitalization of Archipelago;

8. compared the value of the Archipelago Merger Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

9. compared the value of the Archipelago Merger Consideration with the relative contribution of Archipelago to the combined company based on a number of metrics that we deemed relevant;

10. compared the value of the Archipelago Merger Consideration with that received in certain publicly available transactions that we deemed relevant;

11. compared the value of the Archipelago Merger Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates that we deemed appropriate; and

12. performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information publicly available or supplied or otherwise made available to us by representatives of Archipelago and NYSE for the purposes of this opinion and have further relied upon the assurances of the representatives of Archipelago and NYSE that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the businesses, the Pro Forma Information and the Synergies that have been furnished to us, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Archipelago and NYSE, as applicable, as to the future financial performance of the businesses and the achievability of the Synergies. In particular, at your direction, we have assumed that NYSE will achieve the cost reductions and operating income targets set forth in the NYSE Management Case. We have also assumed that following the Transactions the combined company will realize the anticipated benefits of the Synergies. We express no opinion with respect to such projections, Synergies or the assumptions upon which they are based. At your direction, we have assumed that Archipelago's acquisition of PCX Holdings, Inc. will be completed, that the consideration paid in that transaction will consist entirely of cash, and that all of the shares of Archipelago common stock owned by PCX Holdings Inc. will be retired or cancelled. We have assumed that Transactions contemplated by the Agreement (including the mergers involving NYSE) will be consummated without waiver of any material terms or conditions set forth in the Agreement. We have assumed that none of the transactions contemplated by the Agreement which may occur following the completion of the Transactions will have any impact on the value of the Archipelago Merger Consideration. You have informed us, and we have assumed, that the Archipelago Merger will be treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Archipelago Merger and the other Transactions will be obtained without any effect on Archipelago, NYSE or NYSE Group or on the contemplated benefits of the Transactions in any way materially adverse to our analysis.

We have not made any independent valuation or appraisal of the assets or liabilities of the businesses, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the final, executed Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed. Our opinion is necessarily based on financial, economic, market and other conditions and the information made available to us as of the date hereof.

We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, or any other aspects of the Transactions, or to provide services other than the delivery of this opinion. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the merger of the two businesses or any other alternative transaction. We did not participate in the negotiations with respect to the terms of the Transactions. Consequently, we have assumed that such terms are

the most beneficial terms from Archipelago's perspective that could under the circumstances be negotiated among the parties to the Transactions, and no opinion is expressed as to whether any alternative transaction might produce consideration for the stockholders of Archipelago in an amount in excess of that contemplated in the Archipelago Merger.

We will receive a fee from Archipelago for our services rendered in connection with the Transactions. In addition, Archipelago has agreed to indemnify us for certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Board of Directors (the "*Board*") of Archipelago and is rendered to the Board in connection with their consideration of the Transactions and may not be used for any other purpose without our prior written consent. We are not expressing an opinion as to any aspect of the Transactions other than the fairness of the Archipelago Merger Consideration to the Stockholders from a financial point of view. This opinion does not address in any manner the prices at which NYSE Group Common Stock will trade following the consummation of the Transactions. This opinion is not intended to be and does not constitute a recommendation to the Board or the stockholders of Archipelago as to whether they should approve the Archipelago Merger or any of the other Transactions.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion on the date hereof that the Archipelago Merger Consideration is fair from a financial point of view to the Stockholders.

Very best regards,

GREENHILL & CO., LLC

By: _____/S/ JOHN D. LIU_____

John D. Liu
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Delaware General Corporation Law, a corporation may indemnify any person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) who is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Delaware General Corporation Law also permits indemnification by a corporation under similar circumstances for expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the Delaware General Corporation Law to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys' fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The Delaware General Corporation Law provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors' vote, stockholders' vote, and agreement or otherwise.

The Delaware General Corporation Law also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

The current NYSE Group certificate of incorporation requires NYSE Group to indemnify and hold harmless any director, officer or employee of NYSE Group to the fullest extent permitted by the Delaware General Corporation Law against all expenses, liabilities and losses (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection with any action, suit or proceeding in which they were, are, or have been threatened to be involved by virtue of their service as a director, officer or employee of NYSE Group or their service at the request of NYSE Group as a director, officer, employee or agent of, or in any other capacity with respect to, another corporation or a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. In general, NYSE Group will indemnify such a person who initiates an action, suit or proceeding only if that action, suit or proceeding was authorized by the NYSE Group board of directors.

In addition, under the current NYSE Group certificate of incorporation, NYSE Group is required to pay, in advance of the disposition of any action, suit or proceeding, any reasonable expenses incurred by such a director or officer subject (if required by the Delaware General Corporation Law) to such person agreeing to repay any such amounts if it is ultimately determined that such person is not entitled to be indemnified for such expenses.

Upon consummation of the transactions contemplated by the Agreement and Plan of Merger (which is included as Exhibit 2.1 of this registration statement), NYSE Group will amend and restate its certificate of incorporation and bylaws.

The NYSE Group certificate of incorporation that will be in effect upon completion of the mergers will require NYSE Group to indemnify and hold harmless any director, officer or employee of NYSE Group to the fullest extent permitted by Delaware law, against all expenses, liabilities and losses, including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement, reasonably incurred by those persons in connection with any action, suit or proceeding in which they were, are, or have been threatened to be involved by virtue of their service as a director or officer of NYSE Group or their service at the request of NYSE Group as a director, officer, employee or agent of, or in any other capacity with respect to, another corporation or a partnership, joint venture, trust or other entity or enterprise, including service with respect to employee benefit plans. In general, NYSE Group will indemnify such a director or officer who initiates an action, suit or proceeding only if such action, suit or proceeding was authorized by the NYSE Group board of directors.

In addition, under the NYSE Group certificate of incorporation that will be in effect upon completion of the mergers, NYSE Group will pay, in advance of the disposition of any action, suit or proceeding, any reasonable expenses incurred by such a director or officer subject (if required by the Delaware General Corporation Law) to such person agreeing to repay any such amounts if it is judicially determined that such person is not entitled to be indemnified for such expenses.

The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware General Corporation Law, the full text of the NYSE Group certificate of incorporation that will be in effect upon completion of the mergers, a form of which is filed as Exhibit 3.2 to this registration statement, and the full text of the NYSE Group bylaws that will be in effect upon completion of the mergers, a form of which is filed as Exhibit 3.3 to this registration statement.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith or incorporated herein by reference unless otherwise indicated:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005, by and among New York Stock Exchange, Inc., Archipelago Holdings, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. (included as Annex A to the document forming a part of this Registration Statement)
3.1	Form of Amended and Restated Certificate of Incorporation of NYSE Group, Inc.*
3.2	Form of Amended and Restated Bylaws of NYSE Group, Inc.*
5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding legality of securities being registered*
10.1	Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC, Goldman Sachs Execution and Clearing, L.P. and New York Stock Exchange, Inc. (included as Annex C to the proxy statement-prospectus forming a part of this Registration Statement)
10.2	Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG and New York Stock Exchange, Inc. (included as Annex B to the proxy statement-prospectus forming a part of this Registration Statement)
10.3	Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and between GSP, LLC and New York Stock Exchange, Inc (included as Annex D to the proxy statement-prospectus forming a part of this Registration Statement)
10.4	Letter Agreement, dated February 10, 2005, by and between the New York Stock Exchange, Inc. and Goldman, Sachs & Co.
10.5	Amendment, dated April 15, 2005, to the Letter Agreement, dated February 10, 2005, by and between the New York Stock Exchange, Inc. and Goldman, Sachs & Co.
10.6	Employment Agreement, dated as of August 27, 2003, by and between New York Stock Exchange, Inc. and Richard A. Grasso
10.7	Letter Agreement, dated as of January 15, 2004, by and between New York Stock Exchange, Inc. and John Thain
10.8	Letter Agreement, dated as of December 1, 2004, by and between New York Stock Exchange, Inc. and John Thain
10.9	Letter Agreement, dated as of April 6, 2005, by and between New York Stock Exchange, Inc. and Robert G. Britz
10.10	Letter Agreement, dated as of April 6, 2005, by and between New York Stock Exchange, Inc. and Catherine R. Kinney
10.11	Shareholders' Agreement, dated as of July 17, 1972, as amended, by and among New York Stock Exchange, Inc., the American Stock Exchange and Securities Industry Automation Corporation
10.12	Facilities Management Agreement, dated as of February 23, 1977, by and among New York Stock Exchange, Inc., Securities Industry Automation Corporation and the American Stock Exchange.
10.13	First Amendment to NYSE/AMEX/SIAC Facilities Management Agreement, dated as of November 18, 1977, by and among New York Stock Exchange, Inc., Securities Industry Automation Corporation and the American Stock Exchange.

Exhibit No.	Description
10.14	Second Amendment to NYSE/AMEX/SIAC Facilities Management Agreement, dated as of August 13, 1979, by and among New York Stock Exchange, Inc., Securities Industry Automation Corporation and the American Stock Exchange.
21.1	List of Subsidiaries of NYSE Group, Inc.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for the New York Stock Exchange, Inc.
23.2	Consent of Ernst & Young LLP, independent accountants for Archipelago Holdings, Inc.
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)*
99.1	Opinion of Lazard Frères & Co., LLC (included as Annex E to the proxy statement-prospectus forming a part of this Registration Statement)
99.2	Opinion of Greenhill & Co., LLC (included as Annex F to the proxy statement-prospectus forming a part of this Registration Statement)
99.3	Consent of Lazard Frères & Co., LLC
99.4	Consent of Greenhill & Co., LLC
99.5	Presentation of Lazard Frères & Co., LLC, dated April 20, 2005, to the Board of Directors of the New York Stock Exchange, Inc.
99.6	Presentation of Towers Perrin, dated May 24, 2005, to the Board of Directors of the New York Stock Exchange, Inc. (Presentation Entitled "IPO Considerations")
99.7	Presentation of Towers Perrin, dated July 2005, to the Human Resources & Compensation Committee of the Board of Directors of the New York Stock Exchange, Inc. (Presentation Entitled "Archipelago Compensation Overview")
99.8	Presentation of Towers Perrin, dated July 2005, to the Human Resources & Compensation Committee of the Board of Directors of the New York Stock Exchange, Inc. (Presentation Entitled "Equity Grant Practices for Insurance Demutualizations")
99.9	Notes from John A. Thain, dated April 7, 2005, to the Board of Directors of the New York Stock Exchange, Inc. regarding strategic rationale.
99.10	Materials of Management of the New York Stock Exchange, Inc., dated April 18, 2005, to the Board of Directors of the New York Stock Exchange, Inc. regarding financial considerations.
99.11	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 7, 2005
99.12	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 15, 2005
99.13	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 18, 2005
99.14	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 19, 2005
99.15	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 20, 2005
99.16	Consent of Marshall N. Carter to be named a director of NYSE Group, Inc.*

Exhibit No.	Description
99.17	Consent of John A. Thain to be named a director of NYSE Group, Inc.*
99.18	Consent of Herbert M. Allison, Jr. to be named a director of NYSE Group, Inc.*
99.19	Consent of Ellyn L. Brown to be named a director of NYSE Group, Inc.*
99.20	Consent of Shirley Ann Jackson to be named a director of NYSE Group, Inc.*
99.21	Consent of James S. McDonald to be named a director of NYSE Group, Inc.*
99.22	Consent of Alice M. Rivlin to be named a director of NYSE Group, Inc.*
99.23	Consent of Robert B. Shapiro to be named a director of NYSE Group, Inc.*
99.24	Consent of Karl M. von der Heyden to be named a director of NYSE Group, Inc.*
99.25	Consent of Dennis Weatherstone to be named a director of NYSE Group, Inc.*
99.26	Consent of Edgar S. Woolard, Jr. to be named a director of NYSE Group, Inc.*
99.27	Consent of William E. Ford to be named a director of NYSE Group, Inc.*
99.28	Consent of James J. McNulty to be named a director of NYSE Group, Inc.*
99.29	Form of Proxy of New York Stock Exchange, Inc.*
99.30	Form of Proxy of Archipelago Holdings, Inc.*
99.31	Form of NYSE Letter of Transmittal and Form of Election*

* To be filed by amendment

ITEM 22. UNDERTAKINGS

(A) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes hat every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant

has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E) To respond to requests for information that is incorporated by reference into this registration statement pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(F) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on July 21, 2005.

NYSE GROUP, INC.

By: /s/ JOHN A. THAIN
—————————————————————
Name: John A. Thain
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John A. Thain, Nelson Chai, Richard P. Bernard and Kevin J.P. O'Hara as attorney-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JOHN A. THAIN John A. Thain	Chief Executive Officer and Director (Principal Executive Officer)	July 21, 2005
/s/ NELSON CHAI Nelson Chai	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	July 21, 2005
/s/ RICHARD P. BERNARD Richard P. Bernard	Director	July 21, 2005
/s/ AMY S. BUTTE Amy S. Butte	Director	July 21, 2005
/s/ KEVIN J.P. O'HARA Kevin J.P. O'Hara	Director	July 21, 2005
/s/ GERALD D. PUTNAM Gerald D. Putnam	Director	July 21, 2005

EXHIBIT INDEX

Exhibit No.	Description
21.1	List of Subsidiaries of NYSE Group, Inc.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for the New York Stock Exchange, Inc.
23.2	Consent of Ernst & Young LLP, independent accountants for Archipelago Holdings, Inc.
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)*
99.1	Opinion of Lazard Frères & Co., LLC (included as Annex E to the proxy statement-prospectus forming a part of this Registration Statement)
99.2	Opinion of Greenhill & Co., LLC (included as Annex F to the proxy statement-prospectus forming a part of this Registration Statement)
99.3	Consent of Lazard Frères & Co., LLC
99.4	Consent of Greenhill & Co., LLC
99.5	Presentation of Lazard Frères & Co., LLC, dated April 20, 2005, to the Board of Directors of the New York Stock Exchange, Inc.
99.6	Presentation of Towers Perrin, dated May 24, 2005, to the Board of Directors of the New York Stock Exchange, Inc. (Presentation Entitled "IPO Considerations")
99.7	Presentation of Towers Perrin, dated July 2005, to the Human Resources & Compensation Committee of the Board of Directors of the New York Stock Exchange, Inc. (Presentation Entitled "Archipelago Compensation Overview")
99.8	Presentation of Towers Perrin, dated July 2005, to the Human Resources & Compensation Committee of the Board of Directors of the New York Stock Exchange, Inc. (Presentation Entitled "Equity Grant Practices for Insurance Demutualizations")
99.9	Notes from John A. Thain, dated April 7, 2005, to the Board of Directors of the New York Stock Exchange, Inc. regarding strategic rationale.
99.10	Materials of Management of the New York Stock Exchange, Inc., dated April 18, 2005, to the Board of Directors of the New York Stock Exchange, Inc. regarding financial considerations.
99.11	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 7, 2005
99.12	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 15, 2005
99.13	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 18, 2005
99.14	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 19, 2005
99.15	Excerpts of the Minutes of the Meeting of the Board of Directors of the New York Stock Exchange, Inc. Held on April 20, 2005
99.16	Consent of Marshall N. Carter to be named a director of NYSE Group, Inc.*
99.17	Consent of John A. Thain to be named a director of NYSE Group, Inc.*
99.18	Consent of Herbert M. Allison, Jr. to be named a director of NYSE Group, Inc.*
99.19	Consent of Ellyn L. Brown to be named a director of NYSE Group, Inc.*
99.20	Consent of Shirley Ann Jackson to be named a director of NYSE Group, Inc.*

Exhibit No.	Description
99.21	Consent of James S. McDonald to be named a director of NYSE Group, Inc.*
99.22	Consent of Alice M. Rivlin to be named a director of NYSE Group, Inc.*
99.23	Consent of Robert B. Shapiro to be named a director of NYSE Group, Inc.*
99.24	Consent of Karl M. von der Heyden to be named a director of NYSE Group, Inc.*
99.25	Consent of Dennis Weatherstone to be named a director of NYSE Group, Inc.*
99.26	Consent of Edgar S. Woolard, Jr. to be named a director of NYSE Group, Inc.*
99.27	Consent of William E. Ford to be named a director of NYSE Group, Inc.*
99.28	Consent of James J. McNulty to be named a director of NYSE Group, Inc.*
99.29	Form of Proxy of New York Stock Exchange, Inc.*
99.30	Form of Proxy of Archipelago Holdings, Inc.*
99.31	Form of NYSE Letter of Transmittal and Form of Election*

* To be filed by amendment

Exhibit 10.4

Exhibit 10.4

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

February 10, 2005

John S. Reed
Chairman
New York Stock Exchange, Inc.
11 Wall Street
New York, New York 10005

Dear Mr. Reed:

We are pleased to confirm the arrangements under which Goldman, Sachs & Co. ("Goldman Sachs") is authorized by the New York Stock Exchange, Inc. (the "Company" or the "NYSE") to facilitate exploring a potential strategic transaction between the Company and Archipelago Holdings, Inc. ("Archipelago") which is expected to take the form of a merger, consolidation or other business combination with Archipelago but may take the form of a stock or asset sale or other transaction involving the Company and Archipelago (a "Transaction"). The Company understands that Archipelago has similarly authorized Goldman Sachs pursuant to a separate letter (the "Archipelago Letter") to facilitate exploring a Transaction on terms consistent with those contained in this letter. It is understood and agreed that the Company will engage one or more financial advisors in connection with the Transaction pursuant to a separate agreement to provide a fairness opinion with respect to a Transaction and, if deemed appropriate in the opinion of the Company in its sole discretion, to negotiate on the Company's behalf the financial aspects of a Transaction with Archipelago, perform valuation analyses and provide financial advice.

By authorizing the arrangement in this letter, the Company is not agreeing or committing to enter into or consummate a Transaction, and nothing in this letter shall prevent the Company from abandoning or otherwise electing not to proceed with a Transaction. The Company shall have final authority to make all decisions with respect to a Transaction, including the right to determine whether to proceed with such a transaction. This letter does not create any agency relationship between the Company and Goldman Sachs, and, accordingly, Goldman Sachs has no power to enter into any agreement or incur any obligation on behalf of the Company.

During the term of this arrangement, we will assist the Company and Archipelago in connection with a potential Transaction which assistance may include facilitating discussions between the Company and Archipelago with respect to a Transaction. As part of our services, we will perform certain valuation analyses, including with respect to any pro forma combined company resulting from a Transaction. Notwithstanding the foregoing, we will not (i) negotiate on your behalf the financial aspects of a Transaction with Archipelago or (ii) render a fairness opinion in connection with a Transaction.

The Company agrees to pay us a transaction fee in cash to be mutually agreed upon between the Company and Goldman Sachs (the "Transaction Fee") if and when a Transaction is consummated.

If the Company or any of its affiliates enters into a definitive written agreement providing for a Transaction (the "Agreement"), and the Agreement provides for a payment at any time to the Company in the event the Transaction contemplated thereby is terminated or otherwise not consummated (the "Payment"), the Company agrees that, if and when such payment is made to the Company, the Company shall pay to Goldman Sachs a fee to be mutually agreed upon between Goldman Sachs and the Company (the "Payment Fee").

You also agree to reimburse us periodically, upon request, and upon consummation of the transaction or transactions contemplated hereby or upon termination of our services pursuant to this letter, for one-half of our reasonable out-of-pocket expenses, including the reasonable fees and disbursements of our attorneys, plus any sales, use or similar taxes (including penalties, interest and other tax-related additions to such taxes, if any) arising in connection with the arrangement provided in this letter and the Archipelago Letter or performing the services that are the subject of this letter and the Archipelago Letter. The fees and disbursements of counsel to be reimbursed pursuant to the immediately preceding sentence shall not exceed $50,000 without the prior written consent of the Company, which consent shall not be unreasonably withheld; provided, however, this sentence shall in no way affect the Company's obligations as set forth in Annex A to this letter.

The Company and its management will promptly inform Goldman Sachs of any further discussions with Archipelago concerning a Transaction and of any inquiries they may receive with respect to a Transaction.

Subject to the twelfth paragraph of this letter, please note that any written or oral advice provided by Goldman Sachs in connection with this arrangement is for the information of the Board of Directors and senior management of the Company, and such advice and the terms of this letter may not be disclosed to any third party or circulated or referred to publicly without our prior written consent, except as may be required pursuant to a subpoena, request or order issued by a court of competent jurisdiction or by a judicial, administrative, legislative or regulatory body or committee or the Hart-Scott-Rodino Antitrust Improvements Act of

1976, as amended, and the rules and regulations thereunder, in which case the Company shall (a) notify Goldman Sachs of the receipt of any such subpoena, request or order, (b) consult with Goldman Sachs as to the advisability of taking steps to resist or narrow the scope of the disclosure contemplated thereby and (c) cooperate with Goldman Sachs in any reasonable efforts that it may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such advice and the terms of this letter. Nothing in this letter shall preclude or limit the Company, in its capacity as a national securities exchange under the United States Securities Exchange Act of 1934, as amended, from disclosing (including, if required, without prior notice to Goldman Sachs) information related to the arrangement provided in this letter to the United States Securities and Exchange Commission (the "SEC") as may be required of the Company in such capacity from time to time by the SEC.

In connection with arrangements such as this, it is our firm policy to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this letter.

The arrangement provided in this letter may be terminated by you or us at any time with or without cause effective upon receipt of written notice to that effect; provided, however, that our services will automatically terminate on the date that is thirty days after the date of this letter unless you and we shall agree in writing to extend them for a specified period. We will be entitled to (i) the Transaction Fee in the event that, at any time prior to the expiration of the one-year anniversary of such termination, an Agreement is entered into pursuant to which a Transaction is eventually consummated by the Company or any of its affiliates and (ii) the Payment Fee in the event that, at any time prior to the expiration of the one-year anniversary of such termination, an Agreement is entered into pursuant to which a Payment is eventually made; provided, however, in each of case (i) and (ii), in the event Goldman Sachs terminates its services hereunder without cause, Goldman Sachs will not be entitled to either the Transaction Fee or the Payment Fee pursuant to this sentence.

The Company understands and acknowledges that we are rendering services simultaneously to the Company and to Archipelago in connection with a Transaction. The Company understands and acknowledges that potential conflicts of interest, or a perception thereof, may arise as a result of our rendering services to both the Company and to Archipelago. Notwithstanding the foregoing, the Company hereby (i) consents to Goldman Sachs rendering services to Archipelago in connection with the Transaction while rendering services to the Company in connection with a Transaction pursuant to this letter and (ii) waives any claim of conflict of interest with respect to our rendering services for both the Company and Archipelago in connection with a Transaction.

The Company agrees that any documents and information that the Company or its representatives or advisors may provide to Goldman Sachs or our counsel in connection with

the performance of our services in connection with a Transaction, including any documents and information that the Company considers to be proprietary and confidential, may be provided without limitation by Goldman Sachs or its counsel to Archipelago and its representatives and advisors; provided, however, that any such documents and information shall be subject to the letter agreement of even date herewith between Goldman Sachs and the Company regarding certain confidentiality obligations owed by Goldman Sachs to the Company. The Company understands that many of the Goldman Sachs team members working on or consulted in connection with our rendering services to the Company pursuant to this letter in connection with a Transaction will also be part of the Goldman Sachs team in our rendering services to Archipelago in connection with a Transaction.

As you know, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in various activities, including securities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of companies which may be the subject of this letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

You acknowledge that Goldman Sachs and certain of its affiliates are members of the Company and own, in the aggregate, approximately 21 seats and lease approximately an additional 92 seats on the NYSE and Goldman Sachs has a representative on the Board of Executives of the Company. You also acknowledge and agree that the arrangement provided in this letter shall not prohibit, prevent or restrict such representative from continuing to act in his capacity on the Board of Executives (subject to the policies and procedures of the Board of Executives as may be in effect from time to time) with respect to any potential transactions being considered by the Company (including by deliberating and voting, if applicable, on any proposals presented to the Company's Board of Executives), and shall not prohibit, prevent or restrict Goldman Sachs (or its affiliates), as members, from voting (if a vote of the members is taken) their respective membership interests in its own economic interest in connection with any proposed transaction. You hereby agree to waive any, and agree not to make a claim based on an assertion that Goldman Sachs has a, conflict of interest by virtue of its (or its affiliates') membership in the Company or the ownership and leasing of such seats and representation on the Board of Executives or that Goldman Sachs (or its affiliates), in its capacity as a member, or such representative must act in a particular manner solely because of the arrangement provided in this letter.

You acknowledge that Goldman Sachs Execution & Clearing, LP ("SLK"), an affiliate of Goldman Sachs, provides clearing and technical services to Archipelago. In addition, you acknowledge that Goldman Sachs or its affiliates hold an interest of approximately 15.6% of

the common stock of Archipelago. You hereby acknowledge and agree that the arrangement provided in this letter shall not prohibit, prevent or restrict (i) SLK, Goldman Sachs and their affiliates from continuing to manage, hold and pursue such investments and relationships, including by taking such actions as they deem appropriate in their economic interest with respect to their investments, or otherwise, or (ii) SLK from continuing to provide the aforementioned technical and clearing services. You also acknowledge that Goldman Sachs has performed, currently performs and may in the future perform, various financial advisory and investment banking services from time to time for ARMY for which we have received or will receive fees, commissions or other payments. You hereby agree to waive any, and not to make a claim based on an assertion that Goldman Sachs has a conflict of interest by virtue of the foregoing, or that SLK, Goldman Sachs or their affiliates must act in a particular manner in respect to their investments, board representations or commercial relationships solely because of the arrangement provided in this letter.

The Company recognizes that, in providing our services pursuant to this letter, we will rely upon and assume the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us for such purposes, and we do not assume responsibility for the accuracy or completeness thereof. Goldman Sachs will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Company, Archipelago, or any other party or to advise or opine on any related solvency issues. It is understood and agreed that Goldman Sachs will act under this letter as an independent contractor with duties under this letter solely to the Company and nothing in this letter or the nature of our services shall be deemed to create a fiduciary or agency relationship between us and the Company or its members, employees or creditors. Except as set forth in Annex A hereto, nothing in this letter is intended to confer upon any other person (including members, employees or creditors of the Company) any rights or remedies hereunder or by reason hereof.

Goldman Sachs does not provide accounting, tax or legal advice. The Company is authorized, subject to applicable law, to disclose any and all aspects of this potential transaction that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, without Goldman Sachs imposing any limitation of any kind.

New York Stock Exchange, Inc.
February 10, 2005
Page Six

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this letter, which shall become a binding agreement upon our receipt. We are delighted to accept this role and look forward to working with you on this assignment.

Very truly yours,   Confirmed:

/s/ Goldman, Sachs & Co.
_____

(GOLDMAN, SACHS & CO.)   NEW YORK STOCK EXCHANGE, INC.

                                                     By: /s/ John S. Reed
                                                            _____

                                                     Name: John S. Reed
                                                     Title: Chairman NYSE

                                                     Date: 14 Feb 2005

New York Stock Exchange, Inc.
February 10, 2005
Page Seven

Annex A

In the event that Goldman Sachs becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including members of the Company, in connection with or as a result of either the arrangement provided in this letter or performing the services that are the subject of this letter, the Company periodically will reimburse Goldman Sachs for its reasonable legal and other expenses (including the cost of any investigation and preparation) to the extent incurred in connection therewith; provided, however, that if it is found in any such action, proceeding or investigation that any loss, claim, damage or liability of Goldman Sachs has resulted from the gross negligence, willful misconduct or bad faith of Goldman Sachs in performing the services which are the subject of this letter, Goldman Sachs shall repay such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of Goldman Sachs which is the subject of such finding. The Company also will indemnify and hold Goldman Sachs harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either the arrangement provided in this letter or performing the services that are the subject of this letter, except to the extent that any such loss, claim, damage or liability results from the gross negligence, willful misconduct or bad faith of Goldman Sachs in performing the services that are the subject of this letter. If for any reason the foregoing indemnification is unavailable to Goldman Sachs or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by Goldman Sachs as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and its members on the one hand and Goldman Sachs on the other hand in the matters contemplated by this letter as well as the relative fault of the Company and Goldman Sachs with respect to such loss, claim, damage or liability and any other relevant equitable considerations (including any failure by Goldman Sachs to notify the Company of its involvement in any action, proceeding or investigation for which a claim for indemnification in respect thereof is to be made against the Company as provided below). The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of Goldman Sachs and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of Goldman Sachs and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, Goldman Sachs, any such affiliate and any such person. The Company also agrees that neither Goldman Sachs nor any of such affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company in connection with or as a result of either the arrangement provided in this letter or performing the services that are the subject of this letter, except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company result from the gross negligence, willful misconduct or bad faith of Goldman Sachs in performing the services that are the subject of this letter. The Company shall not be required to indemnify Goldman Sachs or any of its affiliates, partners, directors, agents, employees or controlling persons for any amount paid or payable by such persons in the settlement of any action, proceeding or investigation without the written consent of the Company, which consent shall not be unreasonably withheld. Promptly after receipt by Goldman Sachs of notice of its involvement in any action, proceeding or investigation, Goldman Sachs shall, if a claim for indemnification in respect thereof is to be made against the Company under this Annex A, notify the Company of such involvement. Failure by Goldman Sachs to so notify the Company shall relieve the Company from the obligation hereunder to indemnify Goldman Sachs under this Annex A only to the

New York Stock Exchange, Inc.
February 10, 2005
Page Eight

*extent that the Company suffers actual prejudice as a result of such failure, but shall not relieve the Company from its obligation to provide reimbursement and contribution to Goldman Sachs. **Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either the arrangement provided in this letter or performing the services that are the subject of this letter is hereby waived by the parties hereto. The provisions of this Annex A shall survive any termination or completion of the arrangement provided in this letter, and this letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.***

Exhibit 10.5

Exhibit 10.5

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

April 15, 2005

Marshall Carter
Chairman
New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005

Dear Mr. Carter:

We refer to the letter (the "Authorization Letter"), dated February 10, 2005, between the New York Stock Exchange, Inc. (the "Company") and Goldman, Sachs & Co. ("Goldman Sachs") pursuant to which Goldman Sachs is authorized by the Company to facilitate exploring a potential strategic transaction between the Company and Archipelago Holdings, Inc. ("Archipelago"). We note that pursuant to the tenth paragraph of the Authorization Letter, our services automatically terminated 30 days from the date of the Authorization Letter (the "Automatic Termination Date"). The Company and Goldman Sachs hereby confirm that Goldman Sachs was reauthorized as of the Automatic Termination Date to continue our services pursuant to the terms of the Authorization Letter and the Company and Goldman Sachs agree that the Authorization Letter (including Annex A thereto) was, as of the Automatic Termination Date (and continues to be), in full force and effect. Goldman Sachs and the Company further agree that our services will automatically terminate on the date thirty days after the date of this letter unless we shall agree in writing to extend them for a specified period; provided that if a Transaction (as defined in the Authorization Letter) is announced prior to expiration of the thirty-day period from the date of this letter, our services will not automatically terminate on such thirtieth day and such automatic termination date shall be extended until consummation of a Transaction.

In addition, the Company and Goldman Sachs agree that the Transaction Fee referred to in the fourth paragraph of the Authorization Letter shall be $3.5 million.

Except as set forth herein, the Company and Goldman Sachs agree that all of the other terms and obligations in the Authorization Letter shall continue in full force and effect without modification.

New York Stock Exchange, Inc.
April 15, 2005
Page Two

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this letter, which shall become a binding agreement upon our receipt.

Very truly yours,   Confirmed:

/s/ Goldman, Sachs & Co.

_____   NEW YORK STOCK EXCHANGE, INC.

(GOLDMAN, SACHS & CO.)   By: /s/ Marshall N. Carter

                                                                         _____

                                                                 Name: Marshall N. Carter
                                                                 Title: Chairman

                                                                 Date: 4/18/05

Exhibit 10.6

Exhibit 10.6

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, is entered into as of this 27th day of August 2003 by and between New York Stock Exchange, Inc. (the "Exchange"), a New York not-for-profit corporation having its principal office at 11 Wall Street, New York, New York 10005 and Richard A. Grasso,   residing at (the "Executive").

W I T N E S S E T H:

WHEREAS, the Executive has been employed by and currently serves as the Exchange's Chief Executive Officer and Chairman of the Board of Directors of the Exchange (the "Board") pursuant to an employment agreement between the Executive and the Exchange, dated as of September 12, 1990 and subsequently amended and restated May 11, 1995 (the "1995 Agreement") and May 3, 1999 (the "1999 Agreement") and further amended effective April 6, 2000, February 13, 2001 and August 30, 2001;

WHEREAS, the Exchange recognizes Executive's substantial contribution to the growth and success of Exchange and desires to provide for continued employment of Executive as its Chief Executive Officer and Chairman of the Board, and Executive is willing to continue to accept such employment by Exchange, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to supersede and replace the 1999 Agreement and the amendments thereto with this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements of the parties set forth in this Agreement, and of other good and valuable consideration, the adequacy and receipt of which is acknowledged, the parties hereto agree as follows:

Section 1. Term of Employment.

The Exchange hereby agrees to employ the Executive and the Executive hereby accepts employment, in accordance with the terms and conditions set forth herein, for a term (the "Employment Term") commencing on August 27, 2003 (the "Effective Date") and terminating, unless otherwise terminated earlier in accordance with Section 5 hereof, on May 31, 2007 (the "Initial Employment Term"), provided that the Employment Term shall be automatically extended, subject to earlier termination as provided in Section 5 hereof, for successive additional one (1) year periods (the "Additional Terms"), unless, at least ninety (90) days prior to the end of the Initial Employment Term or the then Additional Term, the Exchange or the Executive has notified the other in writing that the Employment Term shall terminate at the end of the then current term.

Section 2. Position and Responsibilities.

During the Employment Term, the Executive shall serve as the Chief Executive Officer of the Exchange and Chairman of the Board. The Executive shall report exclusively to

the Board. The Executive shall, to the extent appointed or elected, serve as a member of any committee of the Board (or the equivalent bodies in a non-corporate subsidiary or affiliate) of any of the Exchange's subsidiaries or affiliates and as an officer or employee (in a capacity commensurate with his position with the Exchange) of any such subsidiaries or affiliates, in all cases, without additional compensation or benefits and any compensation paid to the Executive, or benefits provided to the Executive, in such capacities shall be a credit with regard to the amounts due hereunder from the Exchange. The Executive shall have duties, authorities and responsibilities generally commensurate with the duties, authorities and responsibilities of persons in similar capacities. The Executive shall devote substantially all of his business time, attention and energies to the performance of his duties hereunder, provided, however, to the extent the following activities do not materially interfere with the performance of his duties hereunder or create a potential business conflict or the appearance thereof (or such interference or conflict as has been specifically barred by the Board or a committee thereof), the Executive may, subject to the prior approval of the Chairman of the Human Resources and Compensation Committee (or its successor) of the Board (the "HRC Committee"), which consent will not be unreasonably withheld, conditioned or delayed, serve as an officer, employee, agent, director, trustee or committee member of any religious, charitable, educational, civic or other nonbusiness organization. The Executive may not serve as an officer, employee, agent, director, trustee or committee member of any other entity; provided however, that the Executive may retain his position as director of the entity listed under "Other Entities" on Exhibit A until the next annual shareholder election for directors to be held following the Effective Date.

The Executive and the Exchange agree that Exhibit A hereto identifies each of the entities described in the preceding paragraph that the Executive serves as of the Effective Date as an officer, employee, agent, director, trustee or committee member (the "Listed Entities"). The Exchange and the Executive agree that the Executive may continue to serve the Listed Entities in the same or similar capacities during the Employment Term to the extent that such activities do not interfere or conflict in any substantial way with the performance of the Executive's responsibilities and duties under this Agreement.

Notwithstanding the foregoing, the Exchange and the Executive agree that, subject to the Exchange's Statement of Business Conduct and Ethics as it exists from time to time, including, without limitation, the policies on ownership and disclosure of securities contained therein, nothing herein shall prevent the Executive from managing his personal investments (subject to applicable Exchange policies on permissible investments) or accepting an appointment and serving as an executor, administrator or trustee of an estate or a trust under a will or a trust agreement made by an individual.

Section 3. Compensation and Benefits.

During the Employment Term, the Exchange shall pay and provide the Executive the following:

3.1 Base Salary. The Exchange shall pay the Executive an annual base salary (the "Base Salary") at a rate of $1,400,000.00. Base Salary shall be paid monthly, in arrears, to the Executive in accordance with the Exchange's normal payroll practices for executives. Base Salary shall be reviewed from time to time by the HRC Committee (or as otherwise designated

by the Board) to ascertain whether, in the judgment of the reviewing committee, such Base Salary should be increased. If so increased, Base Salary shall not be thereafter decreased and shall thereafter, as increased, be the Base Salary hereunder.

3.2 Employee Benefits. Except as otherwise provided herein, the Executive shall, to the extent eligible, be entitled to participate at a level commensurate with his position in all employee benefit welfare and retirement plans and programs, generally provided by the Exchange to its senior executives in accordance with the terms thereof as in effect from time to time. The Executive shall not be entitled to participate in the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan, New York Stock Exchange, Inc. Capital Accumulation Plan, New York Stock Exchange, Inc. Deferred Compensation Plan for Performance Awards and New York Stock Exchange, Inc. ICP Award Deferral Plan or any other Exchange-sponsored employee pension benefit plan not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (collectively, the "Nonqualified Plans"), other than the New York Stock Exchange, Inc. Supplemental Executive Savings Plan (the "SESP") as provided below. The Executive shall have no further rights to benefits under such Nonqualified Plans after the payment of the amounts described in Section 3.3(d).

Notwithstanding the foregoing, the Executive shall be eligible to participate in the SESP; provided that:

(a) Any amounts deferred or credited under such plan following the Effective Date and any subsequent calendar year shall be paid to the Executive upon the earlier of the Executive's termination of employment or the last day of the respective calendar year in which the deferral was made; and

(b) The maximum amount that the Executive may defer under the SESP shall not exceed six percent (6%) of the total amount of compensation that is otherwise eligible to be deferred under the terms of the SESP.

3.3 Supplemental Retirement Benefits. The Exchange and Executive agree, that, in lieu of participation in the Nonqualified Plans, in addition to those retirement benefits provided under the Exchange's employee benefit pension plans that qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the SESP, the Exchange shall pay to the Executive the following:

(a) As soon as administratively practicable following the Effective Date, $51,574,000 (which the parties agree represents the amount of liability that was accrued on the Exchange's balance sheet as of December 31, 2002 with respect to the Executive's supplemental retirement benefit under Section 3.3 of the 1999 Agreement);

(b) As soon as administratively practicable following the Effective Date, a payment equal to the sum of the amounts credited to the Executive as of the Effective Date under the SESP (including amounts attributable to a special award made on behalf of the Executive under such plan in February 2002), New York Stock Exchange, Inc. ICP Award Deferral Plan and New York Stock Exchange, Inc. Deferred Compensation Plan for Performance Awards (the parties having agreed that the total value of such amounts

3

as of August 12, 2003 was $74,398,156, which shall be further adjusted to reflect any additional amounts credited under such plans in accordance with the terms of such plans (such as additional deferred compensation) through the Effective Date and for a deemed amount of "earnings" that will be credited to such amounts through the date of payment in accordance with the respective terms of such plans).

(c) Pursuant to the following table, an amount designated in the following table as soon as practicable following the respective date specified in the table, provided that the Executive is employed by the Exchange on such date:

Date	Amount
January 1, 2004	$7,138,000
January 1, 2005	$7,138,000
January 1, 2006	$7,138,000
January 1, 2007	$7,138,000

(The parties agree that each amount to be paid pursuant to the foregoing table represents the amount of expense that is accrued in such year on the Exchange's Profit and Loss Statement with respect to the Executive's supplemental retirement benefits determined under Section 3.3(d) below (as computed under Exhibit B but excluding the amounts paid pursuant to this Paragraph in the definition of "Prior Benefit Amounts")).

(d) As soon as administratively practicable following the termination of the Executive's employment for any reason, a lump sum payment computed pursuant to the terms of Exhibit B.

(e) The following payments that are in lieu of the deferred amounts credited to a book entry account on behalf of the Executive pursuant to Section 3.4 and Exhibit C of the 1999 Agreement:

(1) As soon as administratively practicable following the Effective Date, a cash lump sum payment of those amounts credited to a "rabbi trust" on behalf of the Executive pursuant to Exhibit C of the 1999 Agreement, which amount was valued at $13,159,269 as of August 12, 2003 and which shall be adjusted for a deemed amount of "earnings" that will be credited to such amount from August 12, 2003 through the date of payment.

(2) The Executive shall become vested in the amounts specified in the table below (the "CAP Amounts") on the dates (the "Vesting Dates") provided in such table; provided that, except as otherwise provided in the Agreement, the Executive is still employed by the Exchange as of a Vesting Date:

4

Vesting Dates	Amount
Executive's 57th Birthday	$1,449,822
Executive's 58th Birthday	$2,950,630
Executive's 59th Birthday	$3,115,866
Executive's 60th Birthday	$4,604,921

(The parties having agreed that the foregoing amounts include a deemed amount of interest at a rate of eight percent (8%) per annum, compounded annually, calculated in accordance with the New York Stock Exchange, Inc. Capital Accumulation Plan).

As soon as practicable following the January 1st first occurring after a Vesting Date, the Exchange shall pay to the Executive the unpaid vested CAP Amount.

3.4 Vacation. The Executive shall be entitled to paid vacation in accordance with the standard written policies of the Exchange with regard to vacations of executives, but in no event less than five (5) weeks per calendar year.

3.5 Sick Days. The Executive shall be entitled to his accumulated sick days as of the day before the Effective Date during the Employment Term. During the Employment Term, the Executive shall be entitled to accrue additional paid sick days in accordance with the standard written policies of the Exchange with regard to paid sick days of executives, but in no event less than twelve (12) days per calendar year. Unused sick days will be accumulated and carried over to subsequent years.

3.6 Perquisites. The Exchange shall provide to the Executive, at the Exchange's cost, all perquisites to which other senior executives of the Exchange are generally entitled and such other perquisites which are suitable to the character of the Executive's position with the Exchange and adequate for the performance of his duties hereunder in accordance with the Exchange's policy, but the level of travel and hotels shall not be less than currently provided for the Executive. During the Employment Term, the Executive shall, at the expense of the Exchange, maintain membership in such club or clubs as is appropriate for a person in his position and entertain at such club or clubs people, the entertainment of whom is appropriate in the interests of the Exchange, its affiliated companies and its member organizations. To the extent legally permissible, the Exchange shall not treat such amounts as income to the Executive.

3.7 Security. During the Employment Term, the Exchange shall provide the Executive and his family, as deemed appropriate by the Chairman of the HRC Committee after consultation with the Exchange's chief security officer, with personal safety and security protection as appropriate and reasonable for a person in a like position. In recognition of current security concerns, unless and until otherwise directed by the Chairman of the HRC Committee,

the Executive shall be required to utilize private transportation methods, including private air travel.

3.8 Automobile. The Exchange shall provide the Executive with the use of a car and driver of a level considered by the Exchange to be appropriate and reasonable for a person in a like position, including consideration of security needs, but not a level lower than that currently provided to the Executive.

3.9 Incentive Compensation Program. During the Employment Term, the Executive shall participate in the Exchange's annual incentive compensation program (the "Annual ICP"). There shall be no guaranteed amount of compensation payable to the Executive under the Annual ICP. Payments to the Executive pursuant to the Annual ICP or any successor thereto ("Incentive Compensation Payments") shall be contingent on achievement of business performance objectives to be established by the HRC Committee thereof (the "Goals"). Effective with the 2003 calendar year and for each subsequent calendar year commencing during the Employment Term, the Target for the Annual ICP shall be at least $1,000,000 (the "Target"). The Target shall be reviewed from time to time by the HRC Committee to ascertain whether, in the judgment of the reviewing committee, such Target should be increased. If so increased, such Target shall not be thereafter decreased and shall thereafter, as increased, be the Target hereunder. The payments under the Annual ICP for each year shall be paid to the Executive no later than two and one-half (2½) months following the end of the applicable year.

3.10 Special Retention Payment. On February 1, 2006, or such earlier date as provided in the Agreement, the Executive shall be paid a special retention payment $5,000,000 plus interest at eight percent (8%), compounded annually, from February 1, 2001 through the date of payment (the "Special Retention Payment"); provided that the Executive is employed by the Exchange on February 1, 2006 or as otherwise provided in this Agreement.

3.11 Disability.

(a) The term "Disability" or "Disabled" shall mean, for purposes of this Agreement, the inability of the Executive, due to mental or physical infirmity, to engage in the performance of his material duties of employment with the Exchange as contemplated by Section 2 herein. The existence or nonexistence of a Disability shall be determined by the Board, after receiving a written report of the HRC Committee, or any successor committee and obtaining such medical information as it reasonably believes necessary. To the extent requested by the HRC Committee or the Board, the Executive shall submit to a medical examination by a physician selected by the Board or HRC Committee (the "Exchange Physician") to determine whether the Executive has a Disability and the expected length thereof. A determination of the Board regarding the Executive's status or non-status as Disabled under this paragraph shall be subject to the rights of the Executive pursuant to paragraph (g) below.

(b) If the Executive shall be deemed Disabled, the Executive shall be continued as an employee of the Exchange at least until the end of the Employment Term but may be suspended from his position, authority and duties while he is so Disabled without being a Good Reason, as defined in Section 5(d) below, or a breach hereunder.

6

(c) During the period of the Executive's Disability, in lieu of his Base Salary and any right to participate in the Annual ICP during the period of Disability, he shall receive:

(1) A monthly payment in arrears equal to one-twelfth (1/12) of the sum of the following:

(A) one-half (½) of his Base Salary, plus

(B) one-half (½) of the amount equal to the highest Incentive Compensation Payment made to the Executive with respect to the Annual ICP during the six (6) year period preceding the Executive's Disability.

The above amount shall be reduced by the monthly payments received by the Executive under any other disability plan or program sponsored by the Exchange and the monthly disability benefits received by the Executive pursuant to the applicable provisions of the Social Security Act.

(2) A monthly amount equal to one-half (½) of the Executive's Base Salary which the Executive has accrued as unused sick days as described in Section 3.5, with one-half of a day of sick pay being utilized for each day for which Executive would have been paid if he had worked.

(d) Executive shall also receive a prorated portion of the Incentive Compensation Payments under the Annual ICP, if any, or any additional or substitute incentive award program, representing the period from the start of the year, or term of any additional or substitute incentive award program, as applicable, before the Executive incurred a Disability which shall be payable at such times as other executives of the Exchange are paid incentive compensation under the respective programs.

(e) While Executive is Disabled and treated as an employee, the Executive shall receive continued welfare benefit plans coverage as if he was an active employee, provided that the Executive shall be entitled to participate in the New York Stock Exchange and Subsidiary Companies Savings Plan, as amended from time to time, the Revised Retirement Plan for Eligible Employees of the New York Stock Exchange and Subsidiary Companies, as amended from time to time and the SESP. The Special Retention Payment shall be paid to the Executive on February 1, 2006 even if the Executive is then Disabled.

(f) Notwithstanding the foregoing, if the Executive recovers from his Disability prior to the end of the Initial Employment Term, or if applicable, Additional Term, the Executive shall be entitled to resume his duties as the Chief Executive Officer of the Exchange and Chairman of the Board. Whether the Executive ceases to be Disabled shall be determined by the Board, after receiving a written report of the HRC Committee, or any successor committee and after obtaining such medical information as it reasonably believes necessary. To the extent requested by the HRC Committee or the Board, the Executive shall submit to a medical examination by a physician selected by the Board or HRC Committee to determine whether the Executive is no longer Disabled.

A determination of the Board regarding the Executive's status or non-status as Disabled under this paragraph shall be subject to the rights of the Executive pursuant to paragraph (g) below. If the Executive ceases to be Disabled, payments or benefits available to the Executive under paragraph (c) above shall cease and the other provisions of this Agreement shall recommence. The Executive shall be eligible to participate in the Annual ICP or any additional or substitute incentive award program without consideration of the period during which he was Disabled, provided, however, that, at the discretion of the Board or HRC Committee, any Incentive Compensation Payments under the Annual ICP may be offset by amounts paid to the Executive pursuant to clauses (1)(B) and (1)(C) under paragraph (c) above.

(g) If the Executive disputes any determination of the Exchange Physician or the determination of the Board, the Executive shall be entitled to submit to the Board within ten (10) days a written report of a physician selected by him (the "Executive's Physician"). If such report is in disagreement with the report or findings of the Exchange's Physician, a third physician (the "Appeal Physician"), jointly selected by the Executive and the Exchange, shall determine whether the Executive is Disabled or not Disabled based upon a review of all submitted documentation related to the Executive's Disability and an examination of the Executive. If the parties cannot agree on the Appeal Physician, an Appeal Physician shall be selected by arbitration pursuant to Section 11.2. The determination of the Appeal Physician shall be final and binding on the parties. Notwithstanding the Executive's rights under this paragraph, the status of the Executive as Disabled or not Disabled shall control until the Board or the Appeal Physician, as the case may be, determines otherwise.

3.12 Right to Change Plans. The Exchange shall not be obligated by reason of this Section 3 (including Sections 3.1 through 3.11) to institute, maintain, or refrain from changing, amending, or discontinuing any benefit plan, program, or perquisite (but not specific amounts provided hereunder, such as the benefits described in Section 3.3 and Exhibit B), so long as such changes are similarly applicable to executive employees generally.

Section 4. Expenses.

Upon submission of appropriate documentation, in accordance with its policies in effect from time to time, the Exchange shall pay, or reimburse, the Executive for all ordinary and necessary expenses, in a reasonable amount, which the Executive incurs in performing his duties under this Agreement including, but not limited to, entertainment, professional dues and subscriptions, and all dues, fees, and expenses associated with membership in various professional, business, and civic associations and societies in which the Executive participates in accordance with the Exchange's policies in effect from time to time. The Exchange shall pay or reimburse Executive for all reasonable travel expenses incurred by Executive in connection with the performance of his duties hereunder. It is understood that because of the nature of the Executive's duties, the Exchange encourages the Executive to be accompanied by his wife on business trips when appropriate. In any such case, reasonable travel expenses will include her reasonable expenses in connection with the travel, as well as his.

Section 5. Termination of Employment.

The Executive's employment with the Exchange (including but not limited to any subsidiary or affiliate of the Exchange) and the Employment Term shall terminate upon the occurrence of the first of the following events:

(a) Automatically on the date of the Executive's death.

(b) Immediately upon written notice by the Exchange to the Executive of a termination for Cause, provided such notice is given within ninety (90) days after the discovery by the Board or a committee designated by the Board of the Cause event (provided that the Exchange may suspend (with pay) the Executive during such 90 day period without it being deemed a "Good Reason," as defined in Section 5(d) below). For purposes of this Agreement, Cause shall mean (i) the willful and continued failure of the Executive to fulfill his obligations under this Agreement or the Executive's engaging in serious willful misconduct in respect of his obligations under this Agreement that remains uncured for fifteen (15) days after written notice thereof is given to the Executive, or (ii) the conviction of the Executive for any crime involving the purchase or sale of any securities or commodities, or the indictment of the Executive for any felony or the perpetration, directly or indirectly, of a common law fraud by the Executive against the Exchange. Any action or inaction taken in good faith and reasonably believed to be in the best interests of the Exchange shall not be a basis for Cause. Reference in this paragraph (b) shall also include the Exchange's affiliated companies, including any direct and indirect subsidiaries of the Exchange.

(c) Upon written notice by the Exchange to the Executive of an involuntary termination without Cause.

(d) Upon thirty (30) days written notice by the Executive to the Exchange of a termination for Good Reason (which notice sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination). For purposes of this Agreement, "Good Reason" shall exist if, at any time prior to the expiration of the Employment Term, without the written consent of the Executive, (i) the Board shall remove the Executive as Chairman of the Board or Chief Executive Officer of the Exchange (other than in connection with the termination of his employment) or shall fail to elect or reelect him to those offices (other than in connection with the termination of his employment), (ii) the Board shall reduce the Executive's rate of Base Salary or Target award level under the Annual ICP or any additional or substitute incentive award program provided under Section 3.9, (iii) the Executive's duties and responsibilities shall be significantly diminished or there shall be assigned to him duties and responsibilities materially inconsistent with his position and either such situation continues for thirty (30) days after notice of either such situation is given to the Exchange by the Executive, or (iv) the Exchange's principal offices or the Executive's own office shall be moved to a location outside of a 25-mile radius of Exchange's current principal offices. Notwithstanding the foregoing, if a situation which would otherwise constitute a Good Reason shall occur while the Executive is Disabled, as defined in Section 3.11 above, the situation shall not be the basis for a notice of Good Reason (or a notice under clause (iii)

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of the previous sentence) unless and until the Executive ceases to be Disabled, as determined by the Board in accordance with Section 3.11(f), and only then shall such situation be the basis for a notice of Good Reason if it has not been rectified at such time.

(e) Upon not less than three (3) months written notice by the Executive to the Exchange of a termination for other than Good Reason (which the Exchange may, in its sole discretion, make effective earlier than any notice date).

A notice by the Executive of non-renewal of the Employment Term pursuant to Section 1 above shall not be deemed a termination as described in paragraphs (a) through (e) above and the Exchange may replace the Executive after the receipt of such notice at any time during the ninety (90) day period prior to the end of the Employment Term and it shall not be deemed a termination as described in paragraphs (a) through (e) above; in such instance the Executive shall be treated as having remained employed through the end of the Employment Term (except with respect to any benefit plan that requires active employment as a condition of participation). A notice by the Exchange of non-renewal of the Employment Term pursuant to Section 1 above shall not be deemed a termination as described in paragraphs (a) through (e) above, but the Executive may terminate at any time after the receipt of such notice and it shall not be deemed a termination as described in paragraphs (a) through (e) above; in such case the Executive shall be treated as having remained employed through the end of the Employment Term (except with respect to any benefit plan that requires active employment as a condition of participation).

Section 6.

6.1 Termination Due to Death. If the Employment Term ends on account of the Executive's death, the Executive's surviving spouse or other beneficiary, as so designated by the Executive during his lifetime, shall be entitled, in lieu of any other payments or benefits, to all accrued obligations under the Agreement (through the date of the Executive's death) and the following:

(a) a lump sum within thirty (30) days equal to one-half (½) of the Executive's rate of Base Salary;

(b) as soon as administratively practicable following the Executive's death, the supplemental retirement benefit described in Section 3.3(d);

(c) as soon as administratively practicable following the Executive's death, the present value of the unpaid CAP Amounts described in Section 3.3(e), regardless of whether it has become vested, using a discount rate of eight percent (8%);

(d) a lump sum within thirty (30) days equal to one-half (½) the highest Incentive Compensation Payment made to the Executive with respect to the Annual ICP during the six (6) year period preceding the Executive's death**;**

(e) as soon as administratively practicable following the Executive's death, an amount equal to the Special Retention Payment under Section 3.10; and

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(f) continued health care coverage for the Executive's spouse (and dependents for as long as required by applicable law or otherwise permitted by applicable insurance contracts or plan documents), on the date of the Executive's death, if any, under any plans or programs maintained by the Exchange from time to time, without reference to age or service requirements for the remainder of such spouse's life but not for any future spouse or dependent of the Executive's surviving spouse.

6.2 Involuntary Termination by the Exchange without Cause or Termination by the Executive for Good Reason. If the Executive is involuntarily terminated by the Exchange without Cause in accordance with Section 5(c) above or the Executive terminates his employment for Good Reason in accordance with Section 5(d) above, as soon as practicable following the date of such termination, the Executive shall be entitled in lieu of any other payments or benefits, to any accrued obligations under the Agreement (through the date of the termination of the Executive's employment) and the following:

(a) solely with respect to the period following the termination of the Executive's employment, the present value (using a discount rate equal to the interest rate on a one-year United States Treasury Bill, as specified in The Wall Street Journal on the effective date of the termination of the Executive's employment or the last preceding date for which such interest rate is published) of:

(1) the total amount of Base Salary payments that would have been paid to the Executive during the Employment Term had his employment not terminated through the remainder of the Initial Employment Term (or, if applicable, the then Additional Term); and

(2) an amount equal to the Remaining Portion of the then Target with respect to the Annual ICP (or any additional or successor incentive award program) for each fiscal year which has commenced, or will commence within the remainder of the Initial Employment Term (or, if applicable, the then Additional Term); and

(b) the supplemental retirement benefit described in Section 3.3(c) and Section 3.3(d);

(c) the present value of the unpaid CAP Amounts described in Section 3.3(e), regardless of whether it has become vested, using a discount rate of eight percent (8%);

(d) an amount equal to forty percent (40%) of the Executive's accrued, but unused, total sick days;

(e) continued health care coverage for the Executive and his spouse (and dependents for as long as required by applicable law or otherwise permitted by applicable insurance contracts or plan documents), on the date of the termination of the Executive's employment, if any, under any plans or programs maintained by the Exchange from time to time, without reference to age or service requirements, for the remainder the Executive's and his spouse's life but not for any future spouse or dependent of the Executive's surviving spouse;

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(f) an amount equal to the Special Retention Payment under Section 3.10;

(g) continued life insurance coverage as in effect immediately prior to the termination of the Executive's employment for the Executive for the remainder of the Initial Employment Term (or, if applicable, the then Additional Term) and thereafter, for the remainder of the life of the Executive, life insurance coverage under any plans or programs maintained by the Exchange from time to time for retired employees, without reference to age or service requirements; and

(h) to the extent that such participation does not conflict with applicable law, continued eligibility for the Executive to participate in all employee benefit welfare and retirement plans, programs or arrangements maintained by the Exchange for the remainder of the Initial Employment Term or, if applicable, the then Additional Term, based on the Base Salary rate in effect at the time of the termination and, a Target award level under the Annual ICP (and any additional or substitute incentive award program). If participation is not continued with respect to any such plan, program or arrangement, the Exchange shall provide the Executive with the after tax economic equivalent of a benefit under such plan, program or arrangement unless such benefit is otherwise provided under this Agreement.

The "Remaining Portion" under clause (2) of paragraph (a) above shall be determined by multiplying the applicable Target by a fraction, the numerator of which is the number of months (rounded up to the nearest month) that the Executive would have served under the Agreement had his employment not terminated through the remainder of the applicable fiscal year and the denominator is twelve (12).

6.3 Termination by the Exchange for Cause or Termination by the Executive without Good Reason. If the Executive is terminated by the Exchange for Cause or the Executive terminates his employment without Good Reason, as soon as administratively practicable following the date of such termination, the Executive shall be entitled to receive all accrued obligations under the Agreement (through the date of the termination of the Executive's employment), including, without limitation, the unpaid vested portion of the CAP Amount described in Section 3.3(e), and the following:

(a) the supplemental retirement benefit described in Section 3.3(d); and

(b) if the Executive terminates his employment without Good Reason on or after May 31, 2005, a pro-rata portion of an amount equal to the Special Retention Payment under Section 3.10 based on the number of months which have elapsed between February 13, 2001 and the date that the Executive's employment terminates.

Notwithstanding any other provision to the contrary, if the Executive is terminated by the Exchange for Cause based on the indictment of the Executive for a felony and thereafter the indictment is dismissed or the Executive acquitted by a court of law, the Executive shall be entitled to the payment and benefits he would have received as if his employment had been terminated by the Exchange without Cause under Section 6.2.

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6.4 Non-Renewal of Agreement by the Exchange or the Executive. If the Agreement is not renewed by the Exchange or the Executive at the end of the Initial Employment Term or an Additional Term in accordance with Section 1 above, the Executive shall be entitled to receive, as soon as practicable following the end of the Employment Term, all accrued obligations under the Agreement (through the end of the Initial Employment Term or, if applicable, the then Additional Term), and the following:

(a) the supplemental retirement benefit described in Section 3.3(d), determined as of the date of the Executive's termination of employment with the Exchange;

(b) an amount equal to forty percent (40%) of the Executive's accrued, but unused, total sick days; and

(c) continued health care coverage for the Executive and his spouse (and dependents for as long as required by applicable law or otherwise permitted by applicable insurance contracts or plan documents), on the date of the termination of the Executive's employment, if any, under any plans or programs maintained by the Exchange from time to time, without reference to age or service requirements for the remainder the Executive's and his spouse's life but not for any future spouse or dependent of the Executive's surviving spouse.

6.5 Employee Benefits. Notwithstanding any other provision to the contrary in this Section 6, except as otherwise provided herein, upon the termination of the Executive's employment with the Exchange, the Executive shall, to the extent eligible, be entitled to participate in, or receive benefits under, those employee benefit welfare and retirement plans and programs, generally provided under Section 3.2.

Section 7. No Mitigation/No Offset/Release.

(a) In the event of any termination of employment hereunder, the Executive shall be under no obligation to seek other employment and there shall be no offset against any amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment that the Executive may obtain. The amounts payable hereunder shall not be subject to setoff, counterclaim, recoupment, defense or other right which the Exchange may have against the Executive or others, except as specifically set forth in Section 8 hereof or upon obtaining by the Exchange of a final unappealable judgment against the Executive.

(b) Upon any termination of employment, upon the request of the Exchange, the Executive shall deliver to the Exchange a resignation from all offices and directorships and fiduciary positions of the Executive in which the Executive is serving with, or at the request of, the Exchange or its subsidiaries, affiliates or benefit plans.

(c) The amounts and benefits provided under Section 6, including, but not limited to Section 6.5, are intended to be inclusive and not duplicative of the amounts and benefits due under the Exchange's employee benefit plans and programs to the extent they are duplicative.

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Section 8. Noncompetition, Confidentiality and Nondisparagement.

    8.1 Agreement Not to Compete.

    (a) The Executive agrees that for a period of two (2) years after the termination of the Executive's employment for any reason, the Executive will not engage in Competition with the Exchange.

    (b) The Executive agrees that if the Executive violates (a) above, the remedies described in Section 8.6(b) hereof shall apply.

    (c) The Executive agrees that the restrictions contained in this Section 8 are necessary for the protection of the business and goodwill of the Exchange because of the trade secrets within the Executive's knowledge and are considered by the Executive to be reasonable for such purpose.

    8.2 Definitions.

    (a) "Competition" shall mean participating, directly or indirectly, as an individual proprietor, independent contractor, partner, stockholder, officer, employee, director, joint venturer, investor, lender, consultant, agent or in any capacity whatsoever (within the United States or in any foreign country where the Exchange does business) for (i) any securities exchange or central securities market or securities depository system, the National Association of Securities Dealers, Inc., any commodities exchange and any subsidiary or affiliated entity or organization of any of such entities, and (ii) any electronic trading system, electronic communications network or any alternative trading system ("ATS") as defined under Section 242.300 of Regulation ATS, whether covered by, or excluded from, ATS requirements under Section 242.301 of Regulation ATS under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any organization, association or group of persons engaged in any order execution, trading or order routing function within the meaning of Rule 3b-16(b) under the Exchange Act, or in any other automated transaction functions. Notwithstanding the foregoing, the Executive may serve on the board of directors (or other like governing board) of, or be employed by, an entity (which has no parent entities) which (x) holds an interest in another entity which engages in activities described in clause (ii) of the preceding sentence or (y) engages in activities described in clause (ii) of the preceding sentence through a division, provided that in either case, he is not directly involved with the activities of the Related Entity and the revenues received from the Related Entity by the entity on which he is serving as a director (or other similar position) do not constitute more than twenty-five percent (25%) of such entity's total revenues.

    (b) For purposes of this Section 8, "Exchange" shall mean the Exchange and its subsidiaries and affiliates.

    8.3 Agreement Not to Engage in Certain Solicitation. The Executive agrees that the Executive will not, during the Executive's employment with the Exchange or during the two (2) year period thereafter, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employees of the Exchange to terminate their employment with, or

otherwise cease or alter their relationship with, the Exchange or hire or assist another person or entity to hire (including, without limitation, with an equity or other ownership interest) any employee of the Exchange or any person who had been an employee of the Exchange in the prior six months.

8.4 Confidential Information.

(a) The Executive specifically acknowledges that any trade secrets or confidential business and technical information of the Exchange or its members, vendors, suppliers or customers, whether reduced to writing, maintained on any form of electronic media, or maintained in mind or memory and whether compiled by the Executive or the Exchange (collectively, "Confidential Information"), derives independent economic value from not being readily known to or ascertainable by proper means by others; that reasonable efforts have been made by the Exchange to maintain the secrecy of such information; that such information is the sole property of the Exchange or its members, vendors, suppliers, or customers and that any retention, use or disclosure of such information by the Executive during the Employment Term (except in the course of performing duties and obligations of employment with the Exchange) or any time after termination thereof, shall constitute misappropriation of the trade secrets of the Exchange or its members, vendors, suppliers, or customers, provided that Confidential Information shall not include: (i) information that is at the time of disclosure public knowledge or generally known within the industry, (ii) information deemed in good faith by the Executive, while employed by the Exchange, desirable to disclose in the course of performing the Executive's duties, (iii) information the disclosure of which the Executive in good faith deems necessary in defense of the Executive's rights provided such disclosure by the Executive is limited to only disclose as necessary for such purpose, or (iv) information disclosed by the Executive to comply with a court, or other lawful compulsory, order compelling him to do so, provided the Executive gives the Exchange prompt notice of the receipt of such order and the disclosure by the Executive is limited to only disclosure necessary for such purpose.

(b) The Executive acknowledges that the Exchange from time to time may have agreements with other persons or with the United States Government, or agencies thereof, that impose obligations or restrictions on the Exchange regarding inventions made during the course of work under such agreements or regarding the confidential nature of such work. If the Executive's duties hereunder will require disclosures to be made to him subject to such obligations and restrictions, the Executive agrees to be bound by them.

8.5 Scope of Restrictions. If, at the time of enforcement of this Section 8, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

8.6 Remedies.

(a) In the event of a material breach or threatened material breach of Section 8.1(a), Section 8.3, Section 8.4 or Section 8.9, the Exchange, in addition to its other remedies at law or in equity, shall be entitled to injunctive or other equitable relief in order to enforce or prevent any violations of the provisions of this Section 8. The Exchange agrees that it will not assert to enjoin or otherwise limit the Executive's activities based on an argument of inevitable disclosure of confidential information, except for matters covered by 8.1(a) or in an arbitration to enforce this agreement.

(b) In the event Section 8.1(b) applies, the HRC Committee, in its discretion, may cause the Exchange to immediately cease payment to the Executive of all future amounts due under the Agreement as well as otherwise specifically provided in any other plan, grant or program.

(c) Upon written request of the Executive, the Exchange shall within thirty (30) days notify the Executive in writing whether or not in good faith it believes any proposed activities would be in Competition and, if it so determines or does not reply within thirty (30) days, it shall be deemed to waive any right to treat such activities as Competition unless the facts are otherwise than as presented by the Executive or there is a change thereafter in such activities. The Executive shall promptly provide the Exchange with such information as it may reasonably request to evaluate whether or not such activities are in Competition.

8.7 Uniformity. In no event shall any definitions of Competition or solicitation (or a similar provision) as it applies to the Executive with regard to any plan or program or grant of the Exchange be interpreted to be any broader than as set forth in this Section 8.

8.8 Delivery of Documents, Other Property. Upon termination of this Agreement or at any other time upon request by the Exchange, the Executive shall promptly deliver to the Exchange all records, all credit cards, cellular phones, computers, fax machines, records, files, memoranda, notes, designs, data, reports, price lists, customer lists, drawings, plans, computer programs, software, software documentation, sketches, laboratory and research notebooks and other documents (and all copies or reproductions of such materials in his possession or control) belonging to the Exchange and any other property of the Exchange. Notwithstanding the foregoing, the Executive may retain his rolodex and similar phone directories (collectively, the "Rolodex") to the extent the Rolodex does not contain information other than name, address, telephone number and similar information, provided that, at the request of the Exchange, the Executive shall provide the Exchange with a copy of the Rolodex.

8.9 Nondisparagement.

(a) During the Employment Term (solely with regard to directors of the Exchange) and thereafter, the Executive shall not with willful intent to damage economically or as to reputation or vindictively disparage the Exchange, its subsidiaries

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or their respective past or present officers, directors or employees (the "Protected Group"), provided that the foregoing shall not apply to (i) actions or statements taken or made by the Executive while employed by the Exchange in good faith as fulfilling the Executive's duties with the Exchange or otherwise at the request of the Exchange, (ii) truthful statements made in compliance with legal process or governmental inquiry, (iii) as the Executive in good faith deems necessary to rebut any untrue or misleading public statements made about him or any other member of the Protected Group, (iv) statements made in good faith by the Executive to rebut untrue or misleading statements made about him or any other member of the Protected Group by any member of the Protected Group, and (v) normal commercial puffery in a competitive business situation. No member of the Protected Group shall be a third party beneficiary of this Section 8.9(a).

(b) During the Employment Term and thereafter, the Exchange by formal announcement or by statements of an officer thereof shall not with willful intent damage the reputation of, or vindictively disparage, the Executive, provided that the foregoing shall not apply to (i) actions or statements taken or made by the Exchange in good faith, (ii) truthful statements made in compliance with legal process or governmental inquiry, and (iii) as the Exchange in good faith deems necessary to rebut any untrue or misleading public statements made about the Exchange, and (iv) statements made in good faith by the Exchange to rebut untrue or misleading statements made about the Exchange.

(c) In the event of a material breach or threatened material breach of clause (a) above, the Exchange, in addition to its other remedies at law or in equity, shall be entitled to injunctive or other equitable relief in order to enforce or prevent any violations of this Section 8.9.

8.10 Litigation Cooperation.

(a) The Executive shall cooperate with the Exchange in connection with any claim or litigation, investigation, administrative proceeding, arbitration, enforcement action, by or against the Exchange relating to any matter in which the Executive was involved or of which the Executive has knowledge ("Litigation"), including, without limitation, making himself available to meet with representatives of the Exchange, and to provide information to the Exchange as to matters in which he was involved prior to his termination, including any information needed in connection with any Litigation and will testify as a witness in connection with such matters if requested by the Exchange to do so, including, without limitation, providing sworn affidavits in support of the Exchange's defense in any Litigation.

(b) In the event that the Executive is subpoenaed by any person or entity (including, but not limited to, any government agency) to give testimony (in a deposition, court proceeding or otherwise) which in any way relates to the Executive's employment with the Exchange, the Executive shall give prompt notice of such request to the Exchange and, except as otherwise required by court order, will make no disclosure until the Exchange has had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure.

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Section 9. Liability Insurance.

The Exchange shall use its best efforts to cover the Executive under directors and officers liability insurance both during the Executive's employment with the Exchange, including, without limitation, during the Employment Term, and for at least six years thereafter. The amount of such coverage shall be reasonable in relation to the Executive's position and responsibilities, coverage maintained for other officers and directors, and the activities of the Exchange and industry practices, provided, however, that in no event shall such coverage be less than $70,000,000.00 in the aggregate for each policy year for all such covered directors and officers of the Exchange, including the Executive.

Section 10. Assignment.

10.1 Assignment by the Exchange. This Agreement may and shall be assigned or transferred to, and shall be binding upon and shall inure to the benefit of, any successor of the Exchange, and any such successor shall be deemed substituted for all purposes of the "Exchange" under the terms of this Agreement. As used in this Agreement, the term "successor" shall mean any person, firm, corporation or business entity which at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets of the Exchange. Notwithstanding such assignment, the Exchange shall remain, with such successor, jointly and severally liable for all its obligations hereunder. Except as herein provided, this Agreement may not otherwise be assigned by the Exchange.

10.2 Assignment by the Executive. This Agreement is not assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, and administrators, successors, heirs, distributees, devisees, and legatees. If the Executive should die while any amounts payable to the Executive hereunder remain outstanding, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, in the absence of such designee, to the Executive's estate.

Section 11. Legal Remedies.

11.1 Payment of Legal Fees. The Exchange shall pay the Executive's reasonable legal fees and costs associated with entering into this Agreement.

11.2 Arbitration. All disputes and controversies arising under or in connection with this Agreement or the Executive's employment with the Exchange, other than the seeking of injunctive or other equitable relief pursuant to Section 8 hereof, shall be settled by arbitration conducted before a panel of three (3) arbitrators sitting in New York City, New York, or such other location agreed by the parties hereto, in accordance with the rules for expedited resolution of commercial disputes of the American Arbitration Association then in effect, except that one of the arbitrators shall be selected by the Exchange, another by the Executive, and the third shall be selected by the first two arbitrators. The determination of the majority of the arbitrators shall be final and binding on the parties. Judgment may be entered on the award of the arbitrator in any court having proper jurisdiction. The expenses of the arbitration shall be borne equally by both the Exchange and the Executive but each party shall bear the entire cost of

its or his attorney's fees and disbursements. Notwithstanding the foregoing, the arbitrators shall have discretion to determine that the Exchange shall pay some or all of the Executive's reasonable expenses.

11.3 Notice. Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing and if delivered personally, sent by telecopier, sent by an overnight service or sent by registered or certified mail. Notice to the Executive not delivered personally (or by telecopy where the Executive is known to be) shall be sent to the last address on the books of the Exchange, and notice to the Exchange not delivered personally (or by telecopy to the known personal telecopy of the person it is being sent to) shall be sent to it at its principal office. All notices to the Exchange shall be delivered to the Board of Directors at 11 Wall Street, New York, New York 10005 or at such other address as may be provided to the Executive in writing to the Executive. Delivery shall be deemed to occur on the earlier of actual receipt or tender and rejection by the intended recipient.

Section 12. Indemnification.

The Exchange agrees that if the Executive is made, or is threatened to be made, a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was a director or officer of the Exchange or serves or served, at the request of the Exchange, any other corporation, or any partnership, joint venture, trust or other enterprise in any capacity, the Exchange shall indemnify him to the fullest extent permitted by the Exchange's Constitution or, if greater, by the applicable laws of the State of New York, against all costs, expenses, liabilities and losses reasonably incurred or suffered by the Executive in connection therewith. The Exchange shall advance to the Executive all reasonable costs and expenses incurred by him in connection with any such proceeding upon receipt of an itemized list of such costs and expenses and an undertaking by him to repay such advances as, and to the extent, required by Section 725(a) of the New York Not-For-Profit Corporation Law.

Section 13. Miscellaneous.

13.1 Entire Agreement. This Agreement, except to the extent specifically provided otherwise herein, as of the Effective Date supersedes any prior agreements or understandings, oral or written, between the parties hereto or between the Executive and the Exchange, with respect to the subject matter hereof and constitutes the entire Agreement of the parties with respect to the subject matter hereof. To the extent any plan or program of the Exchange that would apply to the Executive (other than an employee benefit pension plan that is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended) is more generous to the Executive than the provisions hereof, the Executive shall be entitled to any additional payments or benefits which are not duplicative, but shall otherwise not be eligible for such plan or program.

13.2 Modification. This Agreement shall not be varied, altered, modified, canceled, changed, or in any way amended, nor any provision hereof waived, except by mutual agreement of the parties in a written instrument executed by the parties hereto or their legal representatives.

13.3 Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

13.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

13.5 Tax Withholding. The Exchange may withhold from any benefits payable under this Agreement all federal, state, city, or other taxes as may be required pursuant to any law or governmental regulation or ruling.

13.6 Non-Alienation. The benefits payable pursuant to Exhibit B under this Agreement shall not be subject to alienation, transfer, assignment, garnishment, execution or levy of any kind, and any attempt to cause any benefits to be so subjected shall not be recognized.

13.7 Beneficiaries. The Executive may designate one or more persons or entities as the primary and/or contingent beneficiaries of any amounts to be received under this Agreement. Such designation must be in the form of a signed writing acceptable to the Board or the Board's designee. The Executive may make or change such designation at any time.

13.8 Representation. The Executive represents that the Executive's employment by the Exchange and the performance by the Executive of his obligations under this Agreement do not, and shall not, breach any agreement that obligates him to keep in confidence any trade secrets or confidential or proprietary information of his or of any other party, to write or consult to any other party or to refrain from competing, directly or indirectly, with the business of any other party. The Executive shall not disclose to the Exchange, and the Exchange shall not request that the Executive disclose, any trade secrets or confidential or proprietary information of any other party.

Section 14. Governing Law.

The provisions of this Agreement shall be construed and enforced in accordance with the laws of the state of New York, without regard to any otherwise applicable principles of conflicts of laws.

IN WITNESS WHEREOF, the Executive and the Exchange have executed this Agreement, as of the day and year first above written.


/s/ Richard A. Grasso
_____

RICHARD A. GRASSO

NEW YORK STOCK EXCHANGE, INC.

By: /s/ H. Carl McCall
_____



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EXHIBIT A
Listed Entities

<u>Religious, Charitable, Educational, Civic or Other Nonbusiness Organization</u>

Alliance for Downtown New York, Inc.

Baruch College School of Business Advisory Board

Cardinal's Committee of the Laity (Ex-Officio)

Congressional Medal of Honor Foundation

Federal Reserve Bank of New York, International Capital Markets Advisory Board

Lower Manhattan Development Corp.

Nassau County Crime Stoppers, Inc.

NYU Board of Trustees

NYU Stern School of Business Board of Overseers

St. Patrick's Cathedral

The Economic Club of New York (Spring 2004)

The National Italian American Foundation

The New York City Police Museum

The New York Police Foundation, Inc.

Twin Towers Fund (In Liquidation)

<u>Other Entities</u>

Home Depot Inc.

<center>**EXHIBIT B**</center>

1. The lump sum benefit to which the Executive or his beneficiary shall be entitled pursuant to Section 3.3(d) of the Agreement shall be the Actuarial Equivalent of a single life annuity, paid monthly, equal to the amount determined under (a), (b) or (c) below, as applicable, less the Prior Benefit Amounts:

(a) If the Executive's employment terminates on or after a Normal Retirement Date, one-twelfth ($^1/_{12}$) of the Executive's Base Benefit minus the Executive's Offset Amount.

(b) If the Executive's employment terminates on an Early Retirement Date, (x) - (y) where:

(x) is equal to one-twelfth (1/12) of the Executive's Base Benefit reduced by a percentage equal to the product of two percent (2%) times the number of years and fractional portion of a year elapsing between the date of his Early Retirement Date and the date of the Executive's sixtieth (60) birthday. There shall be no reduction if the Executive's Retirement occurs on or after his sixtieth birthday.

(y) is equal to the Executive's Offset Amount.

(c) If the Employment Term ends on account of the Executive's death, one-twelfth (1/12) of the Executive's Base Benefit, determined as if the Executive had retired the day prior to his death, minus the Executive's Offset Amount and, if applicable, the Base Benefit shall be reduced by a percentage equal to the product of two percent (2%) times the number of years and fractional portion of a year elapsing between the date of his death and the date which would have been his sixtieth (60th) birthday.

2. Definitions. For purposes of this Exhibit B, the following terms shall be defined as follows:

"**Actuarial Equivalent**" means, an amount equal in value on an actuarial basis, as determined by an actuary selected by the Committee, based upon the mortality and interest rates set forth herein. An actuarially equivalent lump sum value will be determined using the 1983 Group Annuity Mortality Table (weighted 50% of the male rate and 50% of the female rate) and an interest rate equal to: The Moody's AAA bond rate in effect 120 days prior to the Executive's Retirement Date or death, minus 2.25%; provided that if the Executive terminates employment for a Retirement Reason, the interest rate shall not exceed 4%.

"**Base Benefit**" means an amount equal to the Executive's Final Average Compensation multiplied by a percentage equal to the sum of:

A.   two and one-half percent (2½%) for each of the first ten (10) years of the Executive's Service, plus

B.   two percent (2%) for each of the next ten (10) years of the Executive's Service, plus

C.   one and one-half percent (1 ¹/2%) for each of the next ten (10) years of the Executive's Service, plus

D.   one percent (1%) for each year of Service thereafter.

"**Final Average Compensation**" means $12,018,667, which the parties agree represents the annual average of the Executive's compensation during the thirty-six (36) consecutive calendar months commencing January 1, 1999 but including only eighty-five percent (85%) of the amount of payments made under the Exchange's Annual ICP with respect to 2001.

"**Offset Amount**" means an amount equal to the sum of:

A.   the amounts of the Executive's retirement benefit with respect to Service commencing on his Retirement in the form of a single life annuity, before adjustment for any pre- retirement joint and survivor coverage or any other form of benefit, under the Retirement Plan; plus

B.   the amount of Executive's Social Security Benefit, provided that (i) if the Executive's Retirement Date is on or after his attainment of age sixty-two (62), the Executive's Social Security Benefit amount, and (ii) if the Executive's Retirement Date is before his attainment of age sixty-two (62), the Executive's Social Security Benefit amount, but only with respect to the period after the Executive attains age sixty-two (62).

"**Prior Benefit Amounts**" is the sum of (A) $41,688,423 which is the sum of (i) the Replacement Benefit (as defined under the 1999 Agreement), (ii) $6,571,397 which reflects the amount paid to the Executive in June 1995 and (iii) $5,188,964 which reflects the effect of changing the mortality table with respect to benefits accrued through May 31, 1999 under 7.2(a) of the 1995 Agreement and (B) the sum of the payments actually made to the Executive under Section 3.3(a) and Section 3.3(c) of the Agreement.

"**Retirement Date**" means the Executive's Early Retirement Date or Normal Retirement Date, as follows:

A.   **"Early Retirement Date"** shall be the first day of the first calendar month coinciding with or next following the Executive's attainment of age 55,

provided such date shall be prior to the Executive's Normal Retirement Date.

B. **"Normal Retirement Date"** shall be the first day of the calendar month nearest the date following his sixty-fifth (65th) birthday. If such birthday shall occur on a day equidistant from the first day of two months, then his Normal Retirement Date shall be deemed to be the first day of the month during which such birthday occurs.

"**Retirement Plan**" means the Revised Retirement Plan for Eligible Employees of the New York Stock Exchange and Subsidiary Companies, as amended from time to time.

"**Retirement Reason**" means the termination of the Executive's employment for any reason except if the Executive is terminated by the Exchange for Cause prior to the end of the Initial Employment Term or the Executive terminates his employment without Good Reason prior to the end of the Initial Employment Term.

"**Service**" means the total sum of the periods of time, expressed as years and fractions of years (with such fraction representing completed months of employment) with the Exchange; provided that, if the Executive terminates for a Retirement Reason, the Executive's Service will be the greater of (a) forty-three (43) years or (b) the Executive's Service assuming employment with the Exchange until the last day of the Employment Term, or, if applicable, the then Additional Term.

"**Social Security Benefit**" means the amount of monthly "old-age insurance benefit," as defined under Section 402 of Title II of the Social Security Act to which the Executive would be entitled, under the Social Security Act on his own (and not as a spouse or otherwise) and without any reduction or deduction (for earnings or otherwise), determined as if such Social Security benefit commenced in the first month, coinciding with or next following the Executive's Retirement Date, in which such benefit under the Social Security Act could be payable to the Executive.

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Exhibit 10.7

Exhibit 10.7

[Letterhead of John A. Thain]

January 15, 2004

Mr. John S. Reed
Chairman
New York Stock Exchange, Inc.
11 Wall Street
New York, N.Y. 10005

Dear John:

I am excited about joining the New York Stock Exchange and playing a leadership role in the management and further development of such a prestigious institution. I look forward to working closely with you and other members of the Board of Directors to build upon the Exchange's existing strengths and enhance the operational efficiency of the Exchange as well as to coordinate and reform internal management controls in a manner consistent with Board mandates. In this regard, I thought it would be beneficial to summarize our understanding regarding the terms of my employment with the Exchange. I have also outlined the steps I have taken, and plan to take, regarding my previous relationship with Goldman Sachs.

Terms of Employment

I will join the New York Stock Exchange, effective January 15, 2004, and during my employment will serve as Chief Executive Officer and a member of the Board of Directors. In such position, I will report directly to the Board of Directors and will have principal responsibility for the management and operational activities of the Exchange, while responsibility for compliance and regulatory matters regarding member trading firms, securities laws and exchange rules will be retained by the Regulatory Oversight & Regulatory Budget Committee of the Board. I understand that for the foreseeable future, the position of Chairman of the Board will be separated from the position of Chief Executive Officer. My principal place of employment, subject to necessary travel, will be the Exchange's principal corporate headquarters in New York, N.Y.

I understand that, unless otherwise increased in the future in the sole discretion of the Board, my annual cash compensation while I am employed by the Exchange will be $4,000,000, payable each year in regular, approximately equal installments. I will participate in any welfare, pension and other employee benefit, fringe benefit or perquisite plans, programs or arrangements as the Exchange shall, in its discretion, maintain, contribute to, or sponsor for the benefit of other employees of the Exchange from time to time on a basis no less favorable than is provided to any other employees of the Exchange; provided that I will not participate in the Exchange's current "SERP" arrangement. I also understand that the Exchange will employ my existing executive assistant and driver, or another assistant and/or driver of my choosing, on commercially reasonable terms.

Prior Relationship With Goldman Sachs

The following is a summary of existing (or prior) relationships with Goldman Sachs and the steps I have taken, or plan to take, as applicable, with respect thereto.

A. Employment and Compensation:

• I have resigned, effective January 14, 2004, from all executive officer, board and other employment positions with Goldman Sachs and its affiliates.

• I am entitled to a small pension from Goldman Sachs (approximately $7,000 per annum) following my retirement with Goldman Sachs, with payment commencing when I turn 65. I propose to leave this pension in place due to (i) the de minimis amount involved, (ii) the fact that the payment of the pension is not dependent upon the business activities of Goldman Sachs and (iii) the fact that, presumably, I will have retired from the Exchange prior to commencement of payment of this benefit from Goldman Sachs.

• As soon as practicable, I intend to transfer the account balance from my Goldman Sachs sponsored 401(k) and money purchase pension plans to qualified plans sponsored by the Exchange and/or to an IRA or Keogh plan.

• I currently have excess liability insurance coverage under an insurance policy that was arranged by Goldman Sachs, although the premiums on such policy for the current coverage period have been fully paid. I propose to leave this insurance policy in place for the remainder of the current coverage period since the coverage is not dependent upon the business activities of Goldman Sachs and no premium payments on the policy will be paid by Goldman Sachs.

• I currently participate in various Goldman Sachs group health plans and understand that I will be entitled to continued coverage under such plans through the end of January, 2004. Thereafter, I will be entitled to continued coverage under such plans provided that I continue to make premium payments (which are not subsidized by Goldman Sachs). I propose to leave this insurance coverage in place since the coverage is not dependent upon the business activities of Goldman Sachs and if I discontinue this coverage, it will no longer be available to me following the termination of my employment with the Exchange.

• I remain entitled to tax indemnification from Goldman Sachs against potential increases in my taxes that relate to activities of Goldman Sachs or certain of its affiliates in respect of periods prior to Goldman Sachs' initial public offering. I propose leaving this arrangement in place since it is not dependent upon the business activities of Goldman Sachs and relates to transactions occurring in prior years.

B. Equity Securities:

- No later than January 31, 2004, I intend to transfer all shares of common stock of Goldman Sachs that I own (other than shares described below) to a "blind" grantor trust, administered by one or more third party trustees pursuant to which such trustee(s) will have sole investment authority. The trust will not make additional purchases of Goldman Sachs shares and I will not be entitled to receive information regarding acquisition, disposition or holdings of specific securities (including Goldman Sachs shares). Some of the shares of Goldman Sachs that I currently own (as well as shares currently owned by the GRATs (described below)) are subject to restrictions on transfer. However, I have asked Goldman Sachs to waive such (and expect Goldman Sachs will approve the waiver of such) transfer restrictions no later than January 29, 2004.

- I currently hold options to acquire Goldman Sachs shares which are non-transferable and, in some cases, not currently exercisable. I have asked Goldman Sachs to modify (and expect Goldman Sachs' compensation committee to approve at their January 29, 2004 meeting, the modification of) such options to immediately accelerate the exercisabilty of any then unexercisable options and permit the transfer of such options to the blind trust. Assuming such approval is obtained, no later than January 31, 2004 I intend to transfer all such options to the blind trust.

- I currently hold restricted stock units relating to Goldman Sachs shares pursuant to which delivery of shares is currently delayed until subsequent calendar years. I have asked Goldman Sachs to modify (and expect Goldman Sachs' compensation committee to approve at their January 29, 2004 meeting, the modification of) such restricted stock units to immediately accelerate the delivery of the shares underlying such units. Assuming such approval is obtained, I intend to establish a Rule 10b5-1 program to effect, or otherwise effect, the prompt, and orderly sale, of securities of Goldman Sachs I receive pursuant to the settlement of such restricted stock units.

- I had previously established Grantor Retained Annuity Trusts ("GRATs") to which I had contributed shares of Goldman Sachs. No later than January 31, 2004, I intend to resign as a trustee under the GRATs and designate one or more new third party trustee(s) for each such GRAT who will have sole investment authority with respect to the assets of the GRATs. The trustees of the GRATs will be advised that it is not my wish that they purchase any further shares of Goldman Sachs and, in any event, I will retain no control over, and have no knowledge of, the security positions in the GRATs. I will also direct that the annuity payments to be made to me from the GRATs in the form of Goldman shares or other securities of companies which are members of the Exchange (or affiliates thereof) be paid directly to the blind trust.

- I had previously established two charitable foundations to which I had contributed shares of Goldman Sachs and of which I, and my wife, Carmen, are co-trustees. No later than January 31, 2004, my wife and I intend to resign as trustees and appoint one or more new third party trustee(s) for each such charitable foundation who will have sole investment authority with respect to the assets of the foundation, although my

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wife and I will continue to have authority to determine the recipients, and amounts. of charitable gifts to be made by the foundations. The trustees of the foundations will be advised that it is not my wish that they purchase any further shares of Goldman Sachs and, in any event, I will retain no control over, and have no knowledge of, the security positions in the foundations.

- My wife, Carmen, currently has an ownership interest in Goldman Sachs sponsored merchant banking partnerships. She intends to retain this interest because the underlying investments of the partnerships are not related to Goldman Sachs.

- My wife, Carmen, currently owns a de minimis number (approximately 512) of shares of Schering-Plough that she previously received as a gift. As soon as practicable, we will arrange to dispose of such shares.

C. Other Matters:

- I am currently the custodian of several UTMA accounts for my children. No later than January 31, 2004, I intend to resign as custodian of these accounts.

- I am currently the Trustee of one or more trusts and/or foundations for families other than my own. As soon as practicable, I intend to resign as trustee with respect to such trusts.

- I will provide the Exchange with a list of any other investments that my wife, Carmen, and I hold that are not otherwise described above. To the extent the Exchange notifies me that any such investments are on the Exchange's restricted list, I will either dispose of such investments or transfer such investments to the blind trust, as soon as practicable.

- I currently receive family office services, tax preparation services and related administrative support from Goldman Sachs on a non-subsidized basis and which I pay for. I propose to continue using these services because of my existing advisor's familiarity with my personal affairs and because these services are not dependent upon the business activities of Goldman Sachs.

D. Recusal:

I am committed to the highest standards of ethical conduct. In connection with my employment with the Exchange, I will not participate in any particular matter which in violation of applicable rules or Exchange policy would have a direct and predictable effect on my financial interests or those of my wife. In particular, I will instruct my subordinates (or other designees acceptable to the Board) to handle any such matter from which I have recused myself.

In order to avoid any appearance of a conflict of interest, I shall recuse myself until otherwise requested by the Board from any particular matters directly involving Goldman Sachs or its affiliates, including, without limitation, the current investigative and related matters with respect to Spear, Leeds & Kellogg. Finally, I will recuse myself from participation on a case-by-case basis in any particular matter in which, in my judgment, it is desirable for me to do so in order to avoid the possible appearance of impropriety, despite the lack of any actual conflict.

Please confirm that the foregoing summary is consistent with your understanding.

Sincerely,

/s/ John A. Thain

John A. Thain

NEW YORK STOCK EXCHANGE, INC.

/s/ John S. Reed

John S. Reed
Chairman

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Exhibit 10.8

Exhibit 10.8

[Letterhead of John S. Reed]

December 1, 2004

Mr. John A. Thain
Chief Executive Officer
New York Stock Exchange Inc.
11 Wall Street
New York, NY 10005

Dear John:

This letter describes the retirement and welfare benefits that you will receive as Chief Executive Officer of the New York Stock Exchange, Inc. (the "Exchange"). This letter supercedes all previous agreements between you and the Exchange regarding these matters.

During our discussions regarding your future leadership of the Exchange, you expressed your desire to waive any rights you may have to participate in many of the Exchange's employee benefit plans, programs and arrangements. This letter confirms that, except as specifically provided in this letter, by signing below, you irrevocably waive any rights that you have to participate in, and receive benefits under, any employee benefit plan, program or arrangement maintained by the Exchange and the plans are deemed amended accordingly. This waiver includes, but is not limited to, the Revised Retirement Plan for Eligible Employees of the New York Stock Exchange and Subsidiary Companies, the New York Stock Exchange and Subsidiary Companies Employee Savings Plan, New York Stock Exchange, Inc. Supplemental Executive Retirement Plan, New York Stock Exchange, Inc. Supplemental Executive Savings Plan and, except as provided below, the Welfare Benefit Plan of New York Stock Exchange, Inc. (the "Welfare Benefit Plan").

However, you will be eligible to participate in the medical, dental, vision and short-term disability benefit plan portions of the Welfare Benefit Plan and the Exchange's executive medical spending program.

In addition, pursuant to this letter agreement, three percent (3%) of your base salary from the Exchange (your "Deferred Salary") will be retained from your base salary and credited to a book-entry account established for your benefit. The Exchange will also make a deemed contributions to the book-entry account equal to one hundred percent (100%) of your Deferred Salary, up to a maximum of One Hundred Twenty Thousand Dollars ($120,000) per year. The total amount credited to the book-entry account will be funded through a "rabbi trust."

A deemed amount of "earnings" will also be credited to the amount credited to the book-entry account. The measurement of earnings on the amount credited to the book-entry account will be selected by you pursuant to procedures approved by the Exchange's Human Resources & Compensation Committee, from among the same measuring alternatives offered under the New York Stock Exchange, Inc. Supplemental Executive Savings Plan (the "SESP") for the measuring of earnings under the SESP. You may change the selection of your measuring alternatives with respect to the book-entry account at the same times as similar elections are permitted under the SESP. Earnings will be computed and credited to the balance in your book-entry account as of the same dates as earnings are credited under the SESP, at a rate equal to the performance of the measuring alternatives selected by you for the applicable period.

You (or in the event of your death, a beneficiary designated by you) may elect any form of distribution that is available under the SESP in which to receive the amounts credited to the book-entry account. However, distribution will not commence until the earlier of (i) the later of your attainment of age 60 or your termination of employment from the Exchange or (ii) your death.

Please note that your deferred compensation benefit is not subject to alienation, transfer, assignment, garnishment, execution or levy of any kind. Moreover, your deferred compensation benefit is "unfunded" and will be paid by the Exchange out of its general assets. Therefore, your right to receive your deferred compensation benefit is no greater than the right of any unsecured general creditor of the Exchange.

Please indicate your acceptance by signing in the space provided below and returning this letter to me.

Sincerely,

New York Stock Exchange, Inc.

/s/ John S. Reed
_____

John S. Reed
Chairman

Agreed to and Accepted by :

/s/ John A. Thain
_____

John A. Thain

2

Exhibit 10.9

Exhibit 10.9

[Letterhead of Edgar S. Woolard, Jr.]

April 6, 2005

Mr. Robert G. Britz
New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005

Dear Bob:

As you requested, this letter describes your benefit under the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (the "SERP").

Your benefit under the SERP will be determined in accordance with the SERP document that is currently being amended and restated (to reflect design changes, including your benefits, and recent federal tax legislation). The amended SERP was approved by the Board of Directors of the NYSE on October 7, 2004. However, in determining your benefit under the terms of the SERP, the Board unanimously approved on December 2, 2004 a "minimum benefit" that you will be eligible to receive.

If you retire at age 55, your minimum benefit under the SERP, expressed as a single life annuity will be $1,000,000 per year, payable monthly. If you retire after age 55, the minimum benefit amount will increase in accordance with the attached schedule up to $1,250,000 per year if you retire after you reach age 60. Unlike the regular benefit formula under the SERP, your minimum benefit will not be reduced by your accrued retirement benefits under the Revised Retirement Plan for Eligible Employees of the New York Stock Exchange and Subsidiary Companies. However, it will be reduced for Social Security payments at age 62. Upon your retirement from the Exchange, the present value of your SERP benefit will be paid in ten annual payments in accordance with the terms of the SERP, beginning as soon as practical after the date of retirement.

The Board also took action on December 2, 2004 to make you immediately vested in $950,000 per year of your SERP minimum benefit (you will become 100% vested under the SERP when you attain age 55).

Instead of the minimum SERP benefit described in this letter, you may be eligible to receive a regular SERP benefit calculated under the revised SERP formula that was approved by the Board on October 7, 2004 if it is higher at the time of your retirement (as provided under the amended and restated SERP). If you die or are declared permanently disabled prior to your retirement, your beneficiary will receive a benefit not less than the actuarial equivalent of your vested SERP benefit as of the date of your death. The present value of this benefit will be paid in ten annual payments in accordance with the terms of the SERP, beginning as soon as practical after your death or permanent disability.

Sincerely,

/s/ Edgar S. Woolard Jr.

2

Exhibit 10.10

Exhibit 10.10

[Letterhead of Edgar S. Woolard, Jr.]

April 6, 2005

Ms. Catherine R. Kinney
New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005

Dear Cathy:

As you requested, this letter describes your benefit under the New York Stock Exchange, Inc. Supplemental Executive Retirement Plan (the "SERP").

Your benefit under the SERP will be determined in accordance with the SERP document that is currently being amended and restated (to reflect design changes, including your benefits, and recent federal tax legislation). The amended SERP was approved by the Board of Directors of the NYSE on October 7, 2004. However, in determining your benefit under the terms of the SERP, the Board unanimously approved on December 2, 2004 a "minimum benefit" that you will be eligible to receive.

If you retire at age 55, your minimum benefit under the SERP, expressed as a single life annuity will be $1,000,000 per year, payable monthly. If you retire after age 55, the minimum benefit amount will increase in accordance with the attached schedule up to $1,250,000 per year if you retire after you reach age 60. Unlike the regular benefit formula under the SERP, your minimum benefit will not be reduced by your accrued retirement benefits under the Revised Retirement Plan for Eligible Employees of the New York Stock Exchange and Subsidiary Companies. However, it will be reduced for Social Security payments at age 62. Upon your retirement from the Exchange, the present value of your SERP benefit will be paid in ten annual payments in accordance with the terms of the SERP, beginning as soon as practical after the date of retirement.

The Board also took action on December 2, 2004 to make you immediately vested in $900,000 per year of your SERP minimum benefit (you will become 100% vested under the SERP when you attain age 55).

Instead of the minimum SERP benefit described in this letter, you may be eligible to receive a regular SERP benefit calculated under the revised SERP formula that was approved by the Board on October 7, 2004 if it is higher at the time of your retirement (as provided under the amended and restated SERP). If you die or are declared permanently disabled prior to your retirement, your beneficiary will receive a benefit not less than the actuarial equivalent of your vested SERP benefit as of the date of your death. The present value of this benefit will be paid in ten annual payments in accordance with the terms of the SERP, beginning as soon as practical after your death or permanent disability.

Sincerely,

/s/ Edgar S. Woolard Jr.

Exhibit 10.11

Exhibit 10.11

SHAREHOLDERS AGREEMENT

AGREEMENT dated July 17, 1972, by and among the New York Stock Exchange, Inc. (NYSE), the American Stock Exchange, Inc. (AMEX), and Securities Industry Automation Corporation (SIAC).

W I T N E S S E T H :

SIAC was incorporated under the laws of the State of New York on April 24, 1972 with an authorized capital of 20,000 common shares with a par value of $1.00 per share. NYSE and AMEX own the number of common shares of SIAC set forth below after their respective names:

NYSE   13,200 shares
AMEX   6,600 shares

NYSE and AMEX desire to promote their respective and mutual interests and the interests of SIAC by sharing in the direction and control of SIAC.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

§ 1. For all purposes of this agreement, unless the context otherwise requires:

A. "Option Price" shall mean the price determined in accordance with the provisions of § 7.

B. "Person" shall mean an individual, a corporation, a partnership, a trust, an unincorporated organization or a government or any agency or political subdivision thereof.

C. "Pledge" shall include the creation of any lien, charge, security interest or other encumbrance.

D. "Principal" shall mean NYSE or AMEX, and shall also mean in respect of either of them, any successor organization formed by or resulting from a consolidation or merger of such corporation or to which such corporation shall sell, lease or otherwise

dispose of its properties as an entirety or substantially as an entirety.

E. "Sale" (including, with correlative meaning, "sell") shall mean any assignment, transfer or other disposition for value, by private sale or by public offering or by enforcement or foreclosure of any pledge.

F. "Shares" shall include any and all shares, interests, participations or other equivalents, however designated, of corporate shares of stock.

G. "SIAC" shall mean Securities Industry Automation Corporation, a New York corporation, one of the parties hereto, and shall also mean any successor organization formed by or resulting from a consolidation or merger of SIAC or to which SIAC shall sell, lease or otherwise dispose of its properties as an entirety or substantially as an entirety and any subsidiary of SIAC or any such successor organization.

H. "Subject Shares" shall mean all shares of SIAC presently held or at any time hereafter acquired by either Principal from SIAC or otherwise, and shall also mean any other shares and any other securities of SIAC of any kind whatsoever which may hereafter be issued as a dividend or distribution in respect of or in exchange for Subject Shares.

§ 2. Neither Principal shall sell, transfer, assign, give, pledge, or otherwise dispose of or encumber any Subject Shares or any interest therein (except by operation of law by reason of insolvency or other cause) unless it shall have obtained the written consent of the other Principal.

§ 3. Notwithstanding § 2, a Principal who has not satisfied the provisions of § 2 may sell any Subject Shares or any interest therein in accordance with the following provisions of this § 3. Such selling Principal shall first deliver to the other Principal a notice as to the following: (A) the consideration to be received and the other material terms of the Transaction; (B) the amount and kind of Subject Shares which the selling Principal desires to sell; and (C) the name and address of the prospective Transferee. For the purposes of this § 3 and § 4 "Transferee" shall mean a bona fide purchaser and "Transaction" shall mean an arms'

3

length proposal from a person having both the funds and the legitimate intent to purchase the Subject Shares. In the event that the other Principal delivers, pursuant to the provisions of § 4, a notice or notices to the selling Principal of an election or elections to purchase all of the Subject Shares which the selling Principal has stated it desires to sell, and if the Selling Principal has not received payment pursuant to the terms hereof for such Subject Shares within 35 days from the date upon which the other Principal shall have received the selling Principal's notice, the selling Principal may, within a period of 20 days from the date of expiration of such 35-day period dispose of the Subject Shares referred to in its notice to the Transferee named pursuant to requirement (C) above at a price not less than the price stated in its notice. If such Subject Shares are not disposed of within such period of 20 days, they shall again become subject to the restrictions of this agreement.

§ 4. (A) In the event that a Principal receives a notice from a selling Principal pursuant to § 3, the non-selling Principal shall have the option to purchase no less than all of the Subject Shares which the selling Principal has stated it desires to sell in the notice referred to above at the lower of the Option Price or the price stated in such notice as currently being offered to

the selling Principal by the Transferee; provided, however, that if part or all of the consideration stated in such notice is other than cash, the fair market value of such consideration in cash may be substituted at the option of the purchaser.

(B) An option on the part of a Principal arising under Subsection A of this § 4 may be exercised by such Principal during a period of 30 days after the date upon which notice is received. In the event that the non-selling Principal does not exercise the option to purchase all the Subject Shares referred to in the aforementioned notice, the selling Principal may dispose of the Subject Shares referred to in the notice in the manner set forth in the notice. Any option arising under this § 4 may be exercised by a Principal by giving written notice to the selling Principal of election to make such purchase. Payment for the shares elected to be purchased pursuant to this § 4 shall be made by certified check payable to the order of the selling Principal at the principal offices of SIAC against receipt of certificates representing the Subject Shares being purchased duly endorsed for transfer, or accompanied by a stock power or powers executed in blank, together with revenue stamps in an amount sufficient to pay any and all stock transfer taxes which may be required in respect of the sale of the Subject Shares. Such payment and delivery shall be made within 5 days after

5

the date of the notice of exercise.

§ 5. SIAC shall not transfer any Subject Shares on its books (except Subject Shares to be transferred to a person taking by operation of law) unless such transfer is to be made (A) to a Principal or (B) unless such transfer is to be made pursuant to a sale in compliance with § 3 and the Transferee files with SIAC evidence satisfactory to it that the Subject Shares to be transferred have been acquired in compliance with § 3.

§ 6. An executed copy of this agreement shall be filed with the Secretary of SIAC, and SIAC shall cause to be placed on all certificates or other instruments representing Subject Shares a legend substantially as follows:

"The sale, assignment, transfer, pledge or other disposition of this certificate and the shares represented hereby are subject to all of the terms, conditions and restrictions contained in a certain agreement dated as of July 17, 1972, among New York Stock Exchange, Inc., American Stock Exchange, Inc., and Securities Industry Automation Corporation, as the same may from time to time be amended as therein provided, to all of which the holder hereof, by acceptance hereof, assents. A copy of said agreement (including any and all amendments), to which reference is hereby made, is on file in the office of the Secretary of Securities Industry Automation Corporation."

§ 7. The Principals may, at any time, and from time to time, prepare a Certificate of Agreed Value, fixing an amount as the Option Price, which Certificate when signed by the Principals and filed with the minutes of SIAC shall fix the Option Price for all purposes of this

6

agreement at the figure set forth in such Certificate for a period of one year after the date thereof; provided, however, that such Option Price shall be appropriately adjusted to reflect any stock dividend, stock split, recapitalization, or reorganization or similar event affecting the Subject Shares. In the event that more than one such Certificate is filed, only the most recently filed Certificate shall be effective.

In the event that the Option Price is not fixed pursuant to the foregoing procedure, it shall be determined by an appraisal committee (the "Committee") which shall consist of two persons appointed by NYSE, two persons appointed by AMEX and one person appointed by such four persons. If such four persons are unable to agree upon such one person, such person shall be selected in accordance with the rules of the American Arbitration Association. The Committee shall, for the purposes of this agreement, set the Option Price by determining the fair market value of the Subject Shares on the basis of the most recent audited and unaudited financial statements for SIAC which shall be available and such other factors as they shall deem appropriate and giving consideration to SIAC's book value, unrecorded tangible assets and intangible assets. Such Option Price shall be binding upon the Principals unless they shall thereafter establish a different Option Price pursuant to the Certificate of Agreed Value procedure described above.

§ 8. Each Principal agrees that it will vote all of its Subject Shares in favor of the election of members

of the board of directors of SIAC as follows:

A. For six directors selected by the Board of Directors of NYSE, provided that at least four of those six shall be selected by said Board of Directors from among its members.

B. For three directors selected by the Board of Governors of AMEX, provided that at least two of those three shall be selected by said Board of Governors from among its own members.

C. For three directors selected by the Securities Industry Association from among executives of organizations which are members of both the NYSE and AMEX principally engaged in the management and operations areas.

D. For one director who shall be selected by the Principals. It is contemplated that such director will serve as chief executive officer of SIAC.

Notwithstanding the foregoing, neither Principal shall be required so to vote unless it receives prior to the time of any such vote satisfactory evidence of the selections made pursuant to clauses (A), (B), (C) and (D) above. A certified resolution of the Board of Directors of the appropriate organization shall be deemed satisfactory evidence for the purpose of this provision.

If a vacancy shall be caused in the Board of Directors by the death, physical or mental disability, resignation or removal of a director, a person shall be selected (which selection shall be evidenced as provided

8

in the preceding paragraph) to fill the vacancy pursuant to the same provision by which the director who died, became disabled, resigned or was removed was selected.

NYSE agrees that in the event that at any time after May 31, 1973 during the term of this agreement less than four of the six persons selected by it for election as directors of SIAC shall be members of the Board of Directors of NYSE, it will request the resignation as directors of SIAC of such of the persons so selected in order to permit the election of such number of members of the NYSE Board of Directors to the SIAC Board of Directors as shall result in not less than four of the six persons selected by NYSE being members of the Board of Directors of NYSE; and NYSE agrees that upon the occurrence of such resignation or resignations it will select from among the members of its Board of Directors such number of persons as shall be necessary to fill the vacancy or vacancies so created.

AMEX agrees that in the event that at any time after April 30, 1973 during the term of this agreement less than two of the three persons selected by it for election as directors of SIAC shall be members of the Board of Governors of AMEX, it will request the resignations as directors of SIAC of such of the persons so selected in order to permit the election of such number of members

of the AMEX Board of Governors to the SIAC Board of Directors as shall result in not less than two of the three persons selected by AMEX being members of the Board of Governors of AMEX; and AMEX agrees that upon the occurrence of such resignation or resignations it will select from among the members of its Board of Governors such number of persons as shall be necessary to fill the vacancy or vacancies so created.

§ 9. SIAC and each Principal agrees that the business and affairs of SIAC shall be managed by its Board of Directors; provided, however, that any new project undertaken by SIAC or authorized by such Board which is projected to cost in excess of $500,000 or the continuation of any project previously undertaken by SIAC the projected cost of which is revised so that the entire cost thereof shall exceed $500,000 or any project which would require a change in any rule or policy of either Principal or which would involve the provision of services directly to a person or persons other than the Principals or a subsidiary of either Principal (other than any subsidiary of NYSE which is not directly or indirectly wholly-owned by NYSE to which the business of the Central Certificate Service Division of Stock Clearing Corporation, a wholly-owned subsidiary of NYSE, may be transferred) shall not be implemented or

continued unless and until it has also been consented to by the Principals; provided further that the Board of Directors of SIAC may nevertheless implement any such project projected to cost in excess of $500,000 which does not receive the required consent of the Principals, if one of the Principals or any other person other than SIAC agrees to assume the entire expense of such project (in which event the person assuming the expense shall have all proprietary rights in respect of any such project), and may implement any such project which would require a change in any rule or policy of either Principal if the only Principal whose rule or policy is required to be changed consents thereto.

§ 10. In the event that NYSE at any time during the term of this agreement deems it advisable and beneficial for tax purposes in the interests of a majority of the members of each of NYSE and AMEX that NYSE file consolidated federal income tax returns with SIAC, NYSE shall have the right to purchase from AMEX the minimum number of Subject Shares that legal counsel for NYSE shall deem it necessary for NYSE to own in order to permit such filing, such shares to be sold at the Option Price, and this agreement shall be amended in such manner as legal counsel for NYSE shall deem necessary in order to permit such filing.

In such event, NYSE shall deliver a written notice to AMEX stating the minimum number of Subject Shares that it must purchase and the amendments to this agreement which shall be necessary in order to accomplish the objectives set forth in the preceding sentence which notice shall be accompanied by a copy of the opinion of legal counsel for NYSE referred to in such sentence. Payment for the shares elected to be purchased pursuant to this § 10 shall be made by certified check payable to the order of AMEX at the principal offices of SIAC against receipt of certificates representing the Subject Shares being purchased, duly endorsed for transfer, or accompanied by a stock power or powers executed in blank, together with revenue stamps in an amount sufficient to pay any and all stock transfer taxes which may be required in respect to the sale of the Subject Shares. Such payment and delivery shall be made within 5 days after the date of the aforementioned notice. Notwithstanding the foregoing, AMEX shall not be required to sell any such shares to NYSE and shall not be required to accept any amendment to this agreement unless it shall consent thereto, which consent shall not be unreasonably withheld.

§ 11. All disputes, differences and controversies (other than those relating to the determination of the

Option Price under § 7) arising under or in connection with this agreement or the breach or alleged breach hereof shall, at the election of either Principal, be settled and finally determined by arbitration in the City of New York by a person mutually agreed upon and otherwise in accordance with the then existing rules of the American Arbitration Association, and in the absence of agreement as to the arbitrator, by a person selected in accordance with such rules. The expenses of any such proceeding shall be shared equally by NYSE and AMEX, unless the arbitrator shall otherwise determine.

§ 12. This agreement shall continue in force until both Principals shall agree to its termination or until one of the Principals shall not own shares of SIAC having the right to cast at least 5% of the votes for the election of directors of SIAC.

§ 13. Any notice or other communication to any of the parties hereto shall be given in writing and delivered, or sent by registered mail in a postpaid envelope, to such party at this address set forth below, or at such other address as such party shall hereafter furnish to the other parties hereto in writing:

New York Stock Exchange, Inc. 11 Wall Street
New York, N.Y. 10005

Attention: President

American Stock Exchange, Inc. 86 Trinity Place
New York, N.Y. 10005

| Securities Industry | 11 Wall Street |
| Automation Corporation | New York, N.Y. 10005 |

Attention: President

§ 14. This agreement may be amended only by an instrument in writing signed by the Principals, an executed copy of which shall be filed with the Secretary of SIAC.

§ 15. This agreement contains the entire agreement of the parties with respect to its subject matter, and no modification or waiver of any provision thereof, unless it be in writing and signed by all of the parties hereto, shall be effective.

§ 16. The waiver or breach of any term or condition of this agreement shall not be deemed to constitute a waiver of any other breach of the same or any other term or condition.

§ 17. If any provision or paragraph in this agreement shall be deemed or declared invalid, it shall not affect the validity of any other provision or paragraph of this agreement.

§ 18. This agreement and all of the provisions hereof shall be binding upon the parties hereto and their successors and assigns.

§ 19. This agreement shall be construed in

14

accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this shareholders agreement as of the day and year first above written.

NEW YORK STOCK EXCHANGE, INC.

By /s/ _____

AMERICAN STOCK EXCHANGE, INC.

By /s/ _____

SECURITIES INDUSTRY AUTOMATION
   CORPORATION

By /s/ _____

15

AMENDMENT TO SHAREHOLDERS AGREEMENT

AGREEMENT dated as of May 29, 1973, by and among the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and Securities Industry Automation Corporation.

WHEREAS, the parties hereto have entered into a Shareholders Agreement dated July 17, 1972 (the Agreement); and

WHEREAS, the parties hereto desire to amend the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1. Paragraphs A and B of § 8 of the Agreement are hereby amended to read in their entirety as follows:

"A. For six directors selected by the Chairman of the Board of NYSE, provided that at least four of those six shall not be officers or employees of NYSE unless they are also members of the Board of Directors of NYSE.

"B. For three directors selected by the Chairman of the Board of AMEX, provided that at least two of those three shall not be officers or employees of AMEX unless they are also members of the Board of Directors of AMEX."

2. The last sentence of the second paragraph of §8 of the Agreement which reads as follows:

"A certified resolution of the Board of Directors of the appropriate organization shall be deemed satisfactory evidence for the purpose of this provision."

is hereby amended to read as follows:

"A written statement of the chief executive officer of the appropriate organization shall be deemed satisfactory evidence for the purpose of this provision."

3. The last two paragraphs of § 8 of the Agreement are hereby deleted in their entirety.

4. The provisions of the Agreement, as amended hereby, are in all respects ratified and confirmed.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the day and year first above written.

NEW YORK STOCK EXCHANGE, INC.

BY /s/
_____
Chairman of the Board

AMERICAN STOCK EXCHANGE, INC.

BY /s/
_____
Chairman of the Board

SECURITIES INDUSTRY AUTOMATION
   CORPORATION

BY /s/
_____

<u>AMENDMENT TO SHAREHOLDERS AGREEMENT</u>

AGREEMENT dated April 25, 1977, by and among the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and Securities Industry Automation Corporation.

WHEREAS, the parties hereto have entered into a Shareholders Agreement dated July 17, 1972 (the Agreement); and

WHEREAS, the parties hereto have heretofore amended the Agreement as of the 29th day of May 1973; and

WHEREAS, the parties hereto desire to further amend the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1. § 8 of the Agreement is hereby amended by adding a Paragraph E which shall read as follows:

"E.   For one director who shall be selected by the Board of Governors of the National Association of Securities Dealers."

2. The first sentence of the second paragraph of § 8 of the Agreement which reads as follows:

"Notwithstanding the foregoing, neither Principal shall be required so to vote unless it receives prior to the time of

any such vote satisfactory evidence of the elections made pursuant to clauses (A), (B), (C) and (D) above."

is hereby amended to read as follows:

"Notwithstanding the foregoing, neither Principal shall be required so to vote unless it receives, prior to the time of any such vote, satisfactory evidence of the selections made pursuant to clauses (A), (B), (C), (D) and (E) above."

3. The provisions of the Agreement, as previously amended, and as amended hereby, are in all respects ratified and confirmed.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the day and year first above written.

NEW YORK STOCK EXCHANGE, INC.

BY /s/ _____

EXECUTIVE VICE PRESIDENT

AMERICAN STOCK EXCHANGE, INC.

BY /s/ _____

EXECUTIVE VICE PRESIDENT

SECURITIES INDUSTRY AUTOMATION CORPORATION

BY /s/ _____

PRESIDENT

-2-

<u>AMENDMENT TO SHAREHOLDERS AGREEMENT</u>

AGREEMENT dated as of May 27, 1982, by and among the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and Securities Industry Automation Corporation.

WHEREAS, the parties hereto have entered into a Shareholders Agreement dated July 17, 1972 (the Agreement); and

WHEREAS, the parties hereto have heretofore amended the Agreement as of May 29, 1973 and April 25, 1977; and

WHEREAS, the parties hereto desire to further amend the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1. § 8 of the Agreement is hereby amended by deleting Paragraph E in its entirety which reads as follows:

"E. For one director who shall be selected by the Board of Governors of the National Association of Securities Dealers."

2. The first sentence of the second paragraph of § 8 of the Agreement which reads as follows:

"Notwithstanding the foregoing, neither Principal shall be required so to vote unless it receives prior to the time of any such vote satisfactory evidence of the elections made pursuant to clauses (A), (B), (C), (D) and (E) above."

is hereby amended to read as follows:

> "Notwithstanding the foregoing, neither Principal shall be required so to vote unless it receives, prior to the time of any such vote, satisfactory evidence of the selections made pursuant to the clauses (A), (B), (C), and (D) above."

3. The provisions of the Agreement, as previously amended, and as amended hereby, are in all respects ratified and confirmed.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the day and year first above written.

NEW YORK STOCK EXCHANGE, INC.

BY /s/ _____

PRESIDENT

AMERICAN STOCK EXCHANGE, INC.

BY /s/ _____

PRESIDENT

SECURITIES INDUSTRY AUTOMATION
   CORPORATION

By /s/ _____

PRESIDENT

<u>AMENDMENT TO SHAREHOLDERS AGREEMENT</u>

AGREEMENT dated as of March 22, 1983, by and among the New York Stock Exchange, Inc. (NYSE), the American Stock Exchange, Inc. (AMEX), and Securities Industry Automation Corporation (SIAC).

WHEREAS, the parties hereto have entered into a Shareholders Agreement dated July 17, 1972 (the "Agreement"); and

WHEREAS, the parties hereto have heretofore amended the Agreement as of May 29, 1973, April 25, 1977 and May 27, 1982; and

WHEREAS, the parties hereto desire to further amend the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1. Paragraph A of § 8 of the Agreement is hereby amended to read in its entirety as follows:

"A. For seven (7) directors selected by the Chairman of the Board of NYSE, provided that at least five (5) of those seven (7) shall not be officers or employees of NYSE unless they are also members of the Board of Directors of NYSE."

2. The provisions of the Agreement, as amended hereby, are in all respects ratified and confirmed.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the day and year first above written.

NEW YORK STOCK EXCHANGE, INC.

BY /s/
_____

　　PRESIDENT

AMERICAN STOCK EXCHANGE, INC.

BY /s/
_____

　　PRESIDENT

SECURITIES INDUSTRY AUTOMATION
　CORPORATION

BY /s/
_____

　　PRESIDENT

AMENDMENT TO SHAREHOLDERS AGREEMENT

AGREEMENT dated as of May 27, 1992, by and among the New York Stock Exchange, Inc. (NYSE), the American Stock Exchange, Inc. (AMEX), and Securities Industry Automation Corporation (SIAC).

WHEREAS, the parties hereto have entered into a Shareholders Agreement dated July 17, 1972 (the "Agreement"); and

WHEREAS, the parties hereto have heretofore amended the Agreement as of May 29, 1973, April 25, 1977, May 27, 1982 and March 22, 1983; and

WHEREAS, the parties hereto desire to further amend the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1. Paragraph B of § 8 of the Agreement is hereby amended to read in its entirety as follows:

    "B. For three (3) directors selected by the Chairman of the Board of AMEX, provided that at least one (1) of those three (3) shall not be an officer or employee of AMEX.

2. The provisions of the Agreement, as amended hereby, are in all respects ratified and confirmed.

3. This Amendment may be signed in counterparts and each such counterpart shall be deemed an original.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the day and year first above written.

NEW YORK STOCK EXCHANGE, INC.

BY /s/ _____

AMERICAN STOCK EXCHANGE, INC.

BY /s/ _____

SECURITIES INDUSTRY AUTOMATION
CORPORATION

BY /s/ _____

2

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 10.12

AGREEMENT dated February 23, 1977 by and among New York Stock Exchange, Inc. (NYSE), American Stock Exchange, Inc. (AMEX) and Securities Industry Automation Corporation (SIAC).

WHEREAS, the parties hereto entered into an agreement dated July 17, 1972 (the Interim Services Agreement) pursuant to which, among other things, SIAC agreed to provide NYSE and AMEX certain data processing and related services as referred to therein; and

WHEREAS, since the date of the Interim Services Agreement SIAC, at the request and expense of NYSE, or AMEX, or both, has enhanced the data processing and related services provided by SIAC and has provided certain new such services to NYSE or AMEX or both; and

WHEREAS, in light of the substantial changes that have taken place since the date of the Interim Services Agreement, the parties hereto deem it appropriate to enter into this Agreement superseding the Interim Services Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the parties hereto agree as follows:

§ 1. (a) The term "EDP Property" means: (1) the computer programs or routines and other items used by SIAC to cause computers and their peripheral equipment

to perform tasks and applications, specifically relating to the services at any time provided under this Agreement (the "Software"); (2) all Software which may at any time be developed or acquired by SIAC, the cost of which is chargeable to NYSE or AMEX or both under this Agreement; (3) all additions to, modifications of or improvements in the Software described in subparts (1) and (2) of this paragraph which may at any time be developed or acquired by SIAC, the cost of which is chargeable to NYSE or AMEX or both under this Agreement; (4) all documentation required to describe and maintain, and all technical information relating to, the items described in subparts (1), (2) and (3) of this paragraph, including, without limitation, all applicable operating techniques, data, manuals, reports written for management review, equipment and process designs and all similar ideas, configurations, formulations, descriptions and plans.

(b) The term "Exchange" shall mean either NYSE or AMEX as the context implies and the term "Exchanges" shall mean both NYSE and AMEX.

SIAC is at the date hereof providing the NYSE with the services described in Schedule A hereto and is providing the AMEX the services described in Schedule B hereto. The parties hereto agree that SIAC provides NYSE hereunder with the services described in Schedule A hereto

-2-

as Consolidated Tape System (CTS) only insofar as SIAC processes and disseminates last sale prices reflecting completed transactions in so-called Eligible Securities (as defined in the Consolidated Tape Plan approved by the Securities and Exchange Commission as at May 17, 1974) which take place on the Floor of the NYSE and that SIAC provides AMEX hereunder with the services similarly described in Schedule B hereto only insofar as SIAC processes and disseminates last sale prices reflecting completed transactions in such Eligible Securities which take place on the Floor of AMEX.

AMEX is, at the date hereof, a party to the Plan For Reporting of Option Last Sale Price Information (the OPRA Plan) heretofore filed with the Securities and Exchange Commission (said Plan having been the subject of a letter of non-disapproval from said Commission dated April 7, 1975). As at the date of this Agreement the computer applications programs in the possession of SIAC and relating to the OPRA Plan are included within the major computer systems operated by SIAC solely for the AMEX as listed in Schedule C hereto and it is agreed that SIAC provides AMEX services hereunder relating to the OPRA Plan only insofar as SIAC processes and disseminates last sale prices reflecting completed transactions in options which take place on the Floor of the AMEX. At the date hereof the OPRA Plan is

in the process of being revised to incorporate a high speed line and SIAC will act as the Processor under the OPRA Plan as so revised. It is agreed that, following the date on which the said high speed line is implemented, insofar as services are at any time thereafter furnished to AMEX or NYSE by SIAC as the Processor under the OPRA Plan, the provisions of this Agreement shall not apply, but the furnishing of such services shall be governed by the OPRA Plan and the separate agreements entered into between each Exchange which is a party to the OPRA Plan and SIAC as Processor thereunder.

§ 2. SIAC agrees to continue to provide NYSE the services described in Schedule A hereto and to continue to provide AMEX the services described in Schedule B hereto, except to the extent that either NYSE or AMEX shall from time to time request SIAC to add to, modify or not to provide certain of the services furnished to it. The services provided each Exchange by SIAC hereunder shall continue to be provided in the same manner and in accordance with substantially the same time schedules as they are, at the date hereof, provided such Exchange by SIAC. Notwithstanding the foregoing, it is understood by the parties hereto that the requirements of each Exchange for services and the time schedules within which services are required may change from time to time and that the techniques, equipment

-4-

and/or other property employed by SIAC in providing services may change from time to time. SIAC agrees to use its best efforts, consistent with sound business practices, to adapt to the changed requirements of each Exchange for services rendered by SIAC, and each Exchange agrees that SIAC may change the techniques, equipment and/or other property employed by it in providing such services, provided, however, that any change which may materially affect the time of the delivery of any of the services or the form or manner in which the services are provided to either Exchange, or is expected to increase materially the cost at which any service will continue to be furnished such Exchange, shall require the prior written consent of such Exchange.

The Exchanges recognize that SIAC provides and will in the future provide services to persons other than the Exchanges (as consented to by the Exchanges as required by the Shareholders Agreement dated July 17, 1972 among SIAC, NYSE and AMEX, as the same may be amended from time to time) and nothing in this Agreement is intended to require SIAC to delay the provision of any such service or to deprive any such other person of services agreed to be provided such person by SIAC.

§ 3. Each Exchange agrees to pay SIAC charges for the services to be furnished to it determined in accordance with the provisions of Schedule E hereto. Allocations

-5-

of direct and indirect charges as between the Exchanges shall be based on the principles underlying Schedule E, subject to possible adjustment by agreement of the Exchanges and SIAC based on review by the financial divisions of the Exchanges and their auditors and by SIAC and its auditors. Charges to each Exchange will be invoiced monthly for services rendered to it during the preceding month and will be payable within ten (10) days of receipt of the invoice by such Exchange. Each invoice shall describe the charges in detail in accordance with Schedule E. There shall be added to any charges under this Agreement amounts equal to any applicable taxes, however designated, levied or based upon such charges or the services, including state and local privilege or excise taxes based on gross revenue, and taxes or amounts in lieu thereof paid or payable to SIAC in respect of the foregoing, exclusive, however, of taxes based on net income. Any change proposed by SIAC in the method of determining the charges for services hereunder to be provided by SIAC to the Exchanges shall require the written approval of NYSE and AMEX.

§ 4. On a regular and routine basis SIAC will provide each Exchange with detailed reports of SIAC's performance in providing the services to it hereunder, including without limitation, reports relating to SIAC's avoidance of errors and its adherence to schedules. These

reports will include a description of any problems or delays that SIAC may have encountered in providing such services and will also include a description (or a copy) of all complaints or suggestions, written or oral, relating to any of such services which SIAC may have received from any other party, other than any which SIAC considers immaterial. The foregoing provisions shall be deemed satisfied by SIAC's provision to each Exchange of reports of the nature heretofore provided by SIAC to each Exchange and provided with the frequency such reports were heretofore provided to each Exchange. SIAC shall satisfy any reasonable request that may be made from time to time by either Exchange for a change in the timing, frequency, detail or scope of such routine reports. Each of the parties hereto agrees to use its best efforts, consistent with sound business practices, so as to assure effective communication among the parties in order that any potential problems can be identified as soon as possible and corrected in a timely fashion.

§ 5. SIAC agrees to keep and maintain at its regular place of business true and accurate books, records, accounts, and data (including, without limitation, copies of all relevant contracts to which SIAC is a party) which shall accurately reflect all particulars relating to all payments and disbursements rendered or made, and all expenses, obligations and liabilities incurred or accrued in

connection with the provision of services hereunder or the satisfaction of SIAC's obligations under any other provision of this Agreement, or which are necessary to evaluate or audit the amounts required as payments to SIAC under § 3 hereof.

§ 6. Each Exchange and its agents shall have the right during the term of this Agreement and upon reasonable prior notice to inspect the books and records of SIAC during normal business hours for the purpose of determining the appropriateness of any charges made by SIAC hereunder to either of the Exchanges and to inspect the properties of SIAC during normal SIAC operating hours in order to determine (i) the extent of SIAC's compliance with the provisions of this Agreement in respect of the uses and storage of EDP Property and Services Data (as defined in § 8 hereof) and (ii) the extent of SIAC's compliance with applicable federal, state or local laws and other generally accepted standards with respect to the safeguarding of securities and funds; provided, however, that any information contained in such books and records which SIAC has agreed with another party to hold in confidence and which are not related to the matters referred to in clauses (i) and (ii) of this sentence shall not be subject to such right of inspection.

§ 7. Schedule C attached includes a listing of the major computer systems operated by SIAC solely for

the NYSE. The total number of separate computer applications programs which have been identified at the date hereof as relating to such systems insofar as they are operated solely for NYSE is also shown on Schedule C and attached thereto is a detailed printout listing all such computer applications programs. It is agreed that all the EDP Property relating to the major computer systems (or any one or more thereof) listed on Schedule C insofar as they are operated solely for NYSE (including all the computer applications programs described in the printout of programs attached to such Schedule C) has been acquired or developed by SIAC at the request of and at the sole expense of NYSE. (All such EDP Property is hereinafter referred to as the NYSE Existing EDP Property). The parties hereto agree that the entire right, title and interest in and to such EDP Property (except to the extent any such EDP Property has been acquired by SIAC from a person not a party to this Agreement under terms which make it proprietary to such person and not to NYSE or SIAC), is vested in NYSE, and SIAC agrees that such EDP Property is used by SIAC solely for the purpose of providing NYSE with the services listed in Schedule A hereto and that such EDP Property constitutes the only computer applications programs or routines and other items required by SIAC to cause computers and their peripheral equipment to perform such services.

Schedule C also includes a listing of the major computer systems operated by SIAC solely for the AMEX. The total number of separate computer applications programs which have been identified at the date hereof as relating to such systems insofar as they are operated solely for AMEX is also shown on Schedule C and attached thereto is a detailed printout listing all such computer applications programs. It is agreed that all of the EDP Property relating to the major computer systems (or any one or more thereof) listed on Schedule C insofar as they are operated solely for AMEX (including all the computer applications programs described in the printout of programs attached to such Schedule C), has been acquired or developed by SIAC at the request of and at the sole expense of AMEX. (All such EDP Property is hereinafter referred to as the AMEX Existing EDP Property). The parties hereto agree that the entire right, title and interest in and to such EDP Property (except to the extent any such EDP Property has been acquired by SIAC from a person not a party to the Agreement under terms which make it proprietary to such person and not to AMEX or SIAC), is vested in AMEX, and SIAC agrees that such EDP Property is used by SIAC solely for the purpose of providing AMEX with the services listed in Schedule B hereto and that such EDP Property constitutes the only computer applications programs or routines and other

-10-

items required by SIAC to cause computers and their peripheral equipment to perform such services.

Schedule C also includes a listing of the major computer systems some portion of which is operated by SIAC for NYSE and AMEX jointly. The total number of separate computer applications programs which have been identified at the date hereof as relating to such systems insofar as they are operated for NYSE and AMEX jointly is also shown on Schedule C and attached thereto is a detailed printout listing all such computer applications programs. It is agreed that all of the EDP Property relating to the major computer systems (or any one or more of such systems) listed on Schedule C hereto insofar as they are operated for NYSE and AMEX jointly (including all the computer applications programs referred to in the printout of programs attached to such Schedule C) has been acquired or developed by SIAC at the joint request and at the joint expense of NYSE and AMEX. (All such EDP Property is hereinafter referred to as the NYSE/AMEX Existing EDP Property). The parties hereto agree that the entire right, title and interest in and to such EDP Property (except to the extent any such EDP Property has been acquired by SIAC from a person not a party to this Agreement under terms which make it proprietary to such person and not to NYSE, AMEX or SIAC), is vested in the NYSE and AMEX as joint owners, and SIAC agrees that

-11-

such EDP Property is used by SIAC solely for the purpose of providing NYSE and AMEX with certain of the services listed in Schedules A and B hereto and that such EDP Property constitutes the only computer applications programs or routines and other items required by SIAC to cause computers and their peripheral equipment to perform such services.

The term "NYSE EDP Property" shall include (i) the NYSE Existing EDP Property and (ii) all EDP Property which is hereafter acquired or developed by SIAC at NYSE's sole expense for use by SIAC solely in providing services to NYSE hereunder.

The term "AMEX EDP Property" shall include (i) the AMEX Existing EDP Property and (ii) all EDP Property which is hereafter acquired or developed by SIAC at AMEX's sole expense for use by SIAC solely in providing services to AMEX hereunder.

The term "NYSE/AMEX EDP Property" shall include (i) the NYSE/AMEX Existing EDP Property and (ii) all EDP Property which is hereafter acquired or developed by SIAC at the joint expense of NYSE and AMEX for use by SIAC solely in providing services to both NYSE and AMEX hereunder.

Schedule D hereto is a listing of the major computer hardware systems which are utilized in connection with the major computer systems listed on Schedule C hereto.

Schedule D identifies all such items of computer hardware, identifies the major computer systems within which such hardware is included and indicates the owner of such hardware and whether or not it is leased by SIAC. Schedule D also reflects the total number of computer support programs which have been identified as at the date hereof as relating to each item of computer hardware listed on such Schedule and the details of such computer support programs are maintained by SIAC. Schedule D also indicates the number of computer applications programs listed in Schedule C which each computer hardware system identified in Schedule D is used to execute. SIAC agrees that all the computer hardware systems (including all related computer support programs) listed on Schedule D and all computer hardware (including all related computer support programs) hereafter obtained by SIAC, whether through lease or purchase, in replacement of all or any portion of such computer hardware systems (including all related computer support programs) shall be utilized by SIAC only as a part of the major computer system or systems with which it is identified and only to provide services to NYSE and/or AMEX, except that any such hardware (including all related computer support programs) may be used for such other purpose as may be consented to in writing by the Exchange or Exchanges whose computer applications programs are executed thereon and, without consent, for the purpose of providing new or

different services to NYSE and/or AMEX provided that such use shall not interfere with the timely performance of services provided thereby immediately prior to the use of the new or different service.

SIAC hereby agrees that once during each six month period following the date hereof it will review each of the Schedules referred to in this § 7. Following such review it will notify in writing the Exchanges of any changes which should be made therein in order to cause such Schedules to report accurately the facts as they exist at the time of such review. Any Schedule referred to in this Section, as changed in a manner agreed to by SIAC and the Exchange or Exchanges interested in such Schedule, may be initialled by SIAC and such Exchange or Exchanges and shall thereupon become a part hereof.

Subject to any other provision of this Agreement, (i) NYSE hereby agrees to make available to SIAC, on a nonexclusive basis, for the term of this Agreement, the NYSE EDP Property in order to permit SIAC to provide NYSE, and for the sole purpose of providing NYSE, services hereunder; (ii) AMEX hereby agrees to make available to SIAC, on a nonexclusive basis, for the term of this Agreement, the AMEX EDP Property in order to permit SIAC to provide AMEX, and for the sole purpose of providing AMEX, services hereunder; and (iii) the NYSE and AMEX hereby jointly agree to make

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available to SIAC, on a nonexclusive basis, for the term of this Agreement, the NYSE/AMEX EDP Property in order to permit SIAC to provide NYSE and AMEX, and for the sole purpose of providing NYSE and AMEX, services hereunder.

To the extent necessary for use by SIAC in providing services hereunder and subject to the confidentiality provisions in this § 7, SIAC may copy any of the EDP Property, in whole or in part.

SIAC may modify any of the NYSE EDP Property for use by SIAC in providing services to NYSE and may merge any portion of NYSE EDP Property into any other portion thereof.

SIAC may modify any of the AMEX EDP Property for use by SIAC in providing services to AMEX and may merge any portion of AMEX EDP Property into any other portion thereof.

SIAC may modify any of the NYSE/AMEX EDP Property for use by SIAC in providing services to NYSE and AMEX and may merge any portion of NYSE/AMEX EDP Property into any other portion thereof.

SIAC shall disclose to NYSE such information concerning the NYSE EDP Property and the NYSE/AMEX EDP Property and shall furnish to NYSE, at the latter's expense, such portions or copies thereof as NYSE may request from time to time; provided, however, that, as to any NYSE EDP Property or NYSE/AMEX EDP Property which

is or has been acquired from a person not a party to this Agreement on terms which make it proprietary to such a person and not to SIAC or NYSE or NYSE and AMEX jointly, SIAC shall not be required hereby to disclose to NYSE information with respect thereto or to furnish NYSE with any portion, or any copy, thereof.

SIAC shall disclose to AMEX such information concerning the AMEX EDP Property and the NYSE/AMEX EDP Property and shall furnish to AMEX, at the latter's expense, such portions or copies thereof as AMEX may request from time to time; provided, however, that, as to any AMEX EDP Property or NYSE/AMEX EDP Property which is or has been acquired from a person not a party to this Agreement on terms which make it proprietary to such a person and not to SIAC or AMEX or NYSE and AMEX jointly, SIAC shall not be required hereby to disclose to AMEX information with respect thereto, or to furnish AMEX with any portion, or any copy, thereof.

All right, title and interest in and to NYSE EDP Property which shall be acquired or developed by SIAC hereafter shall vest solely in NYSE (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE or SIAC), and neither SIAC nor AMEX shall have any right, title or

interest in or to any such NYSE EDP property except as may be specifically granted in writing by NYSE. SIAC agrees to assign, transfer and grant to NYSE all property rights in respect of NYSE EDP Property not heretofore assigned, transferred or granted (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE or SIAC), including, without limitation, any domestic or foreign copyright or patent rights. At NYSE's direction and expense SIAC shall perform all reasonable acts necessary to maintain, protect or establish any such proprietary rights.

All right, title and interest in and to AMEX EDP Property which shall be acquired or developed by SIAC hereafter shall vest solely in AMEX (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to AMEX or SIAC), and neither SIAC nor NYSE shall have any right, title or interest in or to any such AMEX EDP Property except as may be specifically granted in writing by AMEX. SIAC agrees to assign, transfer and grant to AMEX all property rights in respect of AMEX EDP Property not heretofore assigned, transferred or granted (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to

this Agreement on terms which make it proprietary to such a person and not to AMEX or SIAC), including, without limitation, any domestic or foreign copyright or patent rights. At AMEX's direction and expense SIAC shall perform all reasonable acts necessary to maintain, protect or establish any such proprietary rights.

All right, title and interest in and to NYSE/AMEX EDP Property which shall be acquired or developed by SIAC hereafter shall vest solely in NYSE and AMEX jointly (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE, AMEX or SIAC), and SIAC shall not have any right, title or interest in or to any such NYSE/AMEX EDP Property. SIAC agrees to assign, transfer and grant to NYSE and AMEX jointly all property rights in respect to NYSE/AMEX EDP Property not heretofore assigned, transferred or granted (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE, AMEX or SIAC), including, without limitation, any domestic or foreign copyright or patent rights. At the direction and expense of NYSE and AMEX, SIAC shall perform all reasonable acts necessary to maintain, protect or establish any such proprietary rights.

NYSE, as to NYSE EDP Property which is proprietary to NYSE, AMEX, as to AMEX EDP Property which is proprietary to AMEX, and both NYSE and AMEX as to NYSE/AMEX EDP Property which is proprietary to both NYSE and AMEX, may, but shall have no duty to, file any patent or copyright application or prosecute and maintain any patent or copyright, both domestic and foreign, in respect of any such EDP Property. As to such NYSE/AMEX EDP Property, in the event that either of NYSE or AMEX shall not choose to file, prosecute or maintain a patent or copyright, the other may do so at its sole expense, provided that all rights therein are in the name of both NYSE and AMEX in which case each of NYSE and AMEX shall be required to account to the other with respect to any benefit realized by it upon the disposition of any such rights and to share such benefits equally with the other.

SIAC acknowledges and agrees that (i) NYSE EDP Property is and shall be (except as otherwise agreed in writing by NYSE) used by SIAC in its normal business operation solely in order to provide NYSE services hereunder for the benefit of NYSE and (except as to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE or SIAC) constitutes proprietary matter and trade secret material of NYSE, (ii) AMEX EDP Property is and shall be (except as otherwise agreed

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in writing by AMEX) used by SIAC in its normal business operation solely in order to provide AMEX services hereunder for the benefit of AMEX and (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to AMEX or SIAC) constitutes proprietary matter and trade secret material of AMEX, and (iii) NYSE/AMEX EDP Property is and shall be (except as otherwise agreed in writing by both NYSE and AMEX) used by SIAC in its normal business operation solely in order to provide both NYSE and AMEX services hereunder for their joint benefit and (except to the extent any such EDP Property is or has been acquired by SIAC from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE, AMEX or SIAC) constitutes proprietary matter and trade secret material of NYSE and AMEX jointly.

SIAC agrees that it shall take reasonable steps, and will follow the practices herein referred to, to hold NYSE EDP Property and any part thereof in whatever form it may then be recorded, in confidence as to all parties as to which it is not proprietary, including AMEX, except as otherwise agreed in writing by NYSE and that SIAC will exercise due diligence to safeguard such confidentiality. SIAC agrees that it shall take reasonable steps, and will follow the practices herein referred to, to hold AMEX EDP Property

and any part thereof, in whatever form it may then be recorded, in confidence as to all parties as to which it is not proprietary, including NYSE, except as otherwise agreed in writing by AMEX and that SIAC will exercise due diligence to safeguard such confidentiality. SIAC also agrees that it shall take reasonable steps, and will follow the practices herein referred to, to hold NYSE/AMEX EDP Property and any part thereof, in whatever form it may then be recorded, in confidence as to all parties as to which it is not proprietary, except as otherwise agreed to in writing by both NYSE and AMEX and that SIAC will exercise due diligence to safeguard such confidentiality. No part of NYSE EDP Property which constitutes proprietary matter to NYSE, nor the substance of any part thereof, shall be duplicated and/or disclosed in whole or in part by SIAC to any person other than NYSE without the express written consent of NYSE, except only to the extent reasonably necessary to SIAC's use of such EDP Property as contemplated by this Agreement. No part of AMEX EDP Property which constitutes proprietary matter to AMEX, nor the substance of any part thereof, shall be duplicated and/or disclosed in whole or in part by SIAC to any person other than AMEX without the express written consent of AMEX, except only to the extent reasonably necessary to SIAC's use of such EDP Property as contemplated by this Agreement. No part of NYSE/AMEX EDP Property which constitutes proprietary

matter to NYSE and AMEX jointly, nor the substance of any part thereof, shall be duplicated and/or disclosed in whole or in part by SIAC to any person other than NYSE or AMEX without the express written consent of both NYSE and AMEX, except only to the extent reasonably necessary to SIAC's use of such EDP Property as contemplated by this Agreement.

It is further agreed that SIAC will take reasonable precautions to ensure that all officers and personnel of SIAC who may make duplicates of or have access to EDP Property used by SIAC to provide services hereunder or to any part thereof, or to any duplicates thereof, or to whom any such disclosure is made, shall be expressly advised by written notice by SIAC, which shall be posted in conspicuous places in each location in which SIAC conducts operations pertaining to the services hereunder or in which such EDP Property is located, of the confidential nature thereof and that they are required to maintain confidentiality with respect thereto as provided herein; and in the event any such officer or employee of SIAC, whether or not still employed by SIAC, fails to maintain such confidentiality, SIAC shall notify NYSE or AMEX (whichever has a proprietary interest in the EDP Property as to which confidentiality has not been maintained) promptly in writing of such failure to maintain confidentiality whenever it has knowledge of such failure, and shall, at the expense of such Exchange, take all steps

available to it and specifically directed by such Exchange to obtain any remedy or relief that may be appropriate and available to protect and maintain the confidentiality of EDP Property and to protect, maintain and prevent any use in violation of the right, title and interest of NYSE, or AMEX, or both, to EDP Property. The foregoing restrictions with respect to confidentiality shall not apply to any EDP Property which shall be in the public domain for reasons other than the acts of SIAC or which SIAC is compelled to disclose by valid legal process.

SIAC agrees to take reasonable steps to use, store and maintain all EDP Property in a manner consistent with the safeguarding thereof against unauthorized use, misdelivery, alteration, theft, loss, damage or destruction, and will take such other or further steps for such purposes as NYSE or AMEX may from time to time reasonably request in writing, provided that the requesting Exchange shall pay the cost incurred by SIAC in safeguarding EDP Property in the manner so requested. SIAC may not destroy any EDP Property used in connection with the provision of services to either Exchange without the prior express written consent of such Exchange, except that EDP Property which such Exchange and SIAC agree is no longer needed or used by SIAC in its provision of services to such Exchange may be destroyed by SIAC or may be sold by SIAC upon such terms as it shall deem appropriate, provided that any

proceeds shall be paid over to such Exchange.

Upon termination of this Agreement, SIAC agrees (i) to deliver to NYSE, at the expense of NYSE, all NYSE EDP Property except that which has been acquired from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE or SIAC, in whatever form it may then be recorded, including all copies thereof, which is in SIAC's possession at the time of termination of this Agreement, (ii) to deliver to AMEX, at the expense of AMEX, all AMEX EDP Property except that which has been acquired from a person not a party to this Agreement on terms which make it proprietary to such a person and not to AMEX or SIAC, in whatever form it may then be recorded, including all copies thereof, which is in SIAC's possession at the time of termination of this Agreement, and (iii) to deliver to both NYSE and AMEX, at the expense of NYSE and AMEX based upon the cost of the delivery to it, all NYSE/AMEX EDP Property except that which has been acquired from a person not a party to this Agreement on terms which make it proprietary to such a person and not to NYSE, AMEX or SIAC, in whatever form it may then be recorded, including all copies thereof which is in SIAC's possession at the time of termination of this Agreement. SIAC shall not be required to effect any such delivery until the party to which the delivery is to be made shall have specified the place to, and the manner in which, delivery shall be made.

The parties hereto agree that all EDP Property developed or acquired by SIAC for the purpose of enabling it to furnish services hereunder shall be developed or acquired at the sole expense of NYSE if such EDP Property is to be used to provide services hereunder solely to NYSE, at the sole expense of AMEX if such EDP Property is to be used to provide services hereunder solely to AMEX and at the joint expense of both NYSE and AMEX (in respective proportions agreed upon by NYSE and AMEX) if such EDP Property is to be used to provide services hereunder to both NYSE and AMEX.

Whenever NYSE at any time during the term of this Agreement requests SIAC to add to or modify services to be furnished to it hereunder by SIAC, SIAC shall consider whether or not implementation by it of such request will require SIAC to acquire or develop EDP Property which is essentially similar in any material respect (in SIAC's professional opinion) to EDP Property previously developed or acquired by SIAC for AMEX and included within the term AMEX EDP Property. Whenever in any such case SIAC concludes that implementation by it of the request will require SIAC to acquire or develop EDP Property which is essentially similar in any material respect to EDP Property previously developed or acquired by SIAC for AMEX and included within the term AMEX EDP Property, SIAC shall give NYSE prompt written notice (the Notice) of such conclusion (with a copy thereof to AMEX) in order that NYSE

and AMEX may discuss the question of the dollar amount, if any, which under the circumstances NYSE should agree to pay AMEX and the terms of any such payment.

Whenever AMEX at any time during the term of this Agreement requests SIAC to add to or modify services to be furnished to it hereunder by SIAC, SIAC shall consider whether or not implementation by it of such request will require SIAC to acquire or develop EDP Property which is essentially similar in any material respect (in SIAC's professional opinion) to EDP Property previously developed or acquired by SIAC for NYSE and included within the term NYSE EDP Property. Whenever in any such case SIAC concludes that implementation by it of the request will require SIAC to acquire or develop EDP Property which is essentially similar in any material respect to EDP Property previously developed or acquired by SIAC for NYSE and included within the term NYSE EDP Property, SIAC shall give AMEX prompt written notice (the Notice) of such conclusion (with a copy thereof to NYSE) in order that NYSE and AMEX may discuss the question of the dollar amount, if any, which under the circumstances AMEX should agree to pay NYSE and the terms of any such payment.

NYSE and AMEX each agrees to enter into any discussions contemplated by this § 7 promptly and to conduct them expeditiously and in good faith to the end

that, whenever practicable, EDP Property developed or acquired by SIAC at the sole expense of such Exchange may, in return for equitable consideration to be received from the other Exchange, be utilized by SIAC for the benefit of such other Exchange. In the event that the Exchange (the First Exchange) for which essentially similar EDP Property has been previously developed or acquired by SIAC shall give written consent to the other Exchange (the Second Exchange) and SIAC to SIAC's use of such EDP Property for the benefit of the Second Exchange, SIAC may implement the request of the Second Exchange and in so doing shall not be restricted in its use of such EDP Property for the benefit of the Second Exchange and in the event that the First Exchange shall not, within 60 days following the date of the Notice, so agree, SIAC may nevertheless implement the request of the Second Exchange, provided that in so doing SIAC shall use its best efforts to utilize employees, agents or third parties which were not involved in the development of EDP Property previously developed or acquired by SIAC for the First Exchange and, consistent with the confidentiality requirements herein, SIAC shall not refer to EDP Property previously developed or acquired for the First Exchange in connection with its implementation of such request.

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§ 8. The furnishing of any and all data or information to SIAC by NYSE or any other person, in whatever form it shall be recorded, in connection with SIAC's provision of services hereunder to NYSE shall not constitute the assignment or transfer of any proprietary rights therein to SIAC and, as between NYSE and SIAC, all such data or information, any and all data or information developed by SIAC in the process of providing services to NYSE and any and all data delivered in such process by SIAC to NYSE or to any other person shall be the property of NYSE. The furnishing of any and all data or information to SIAC by AMEX or any other person, in whatever form it shall be recorded, in connection with SIAC's provision of services hereunder to AMEX shall not constitute the assignment or transfer of any proprietary rights therein to SIAC and, as between AMEX and SIAC, all such data or information, any and all data or information developed by SIAC in the process of providing services to AMEX and any and all data delivered in such process by SIAC to AMEX or to any other person shall be the property of AMEX. The data referred to in the first sentence of this paragraph are hereinafter referred to as the "NYSE Services Data"; the data referred to in the second sentence of this

paragraph are hereinafter referred to as the "AMEX Services Data"; and the NYSE Services Data and the AMEX Services Data are hereinafter collectively referred to as the "Services Data".

SIAC acknowledges and agrees that the Services Data are provided solely for the use of SIAC in providing services hereunder. SIAC agrees that it shall take reasonable steps, and will follow the practices herein referred to, to hold in confidence the Services Data and all parts and copies thereof, in whatever form it shall be recorded, and that SIAC will exercise due diligence to safeguard such confidentiality. No part of the Services Data nor the substance of any part thereof, shall be duplicated and/or disclosed by SIAC except as reasonably necessary in providing services hereunder. It is further agreed that SIAC will take reasonable precautions to ensure that all officers and personnel of SIAC who may make duplicates of or have access to the Services Data or any part thereof, or to any such duplicates, or to whom any such disclosure is made, shall be expressly advised by written notice by SIAC, which shall be posted in conspicuous places in each location in which SIAC conducts operations pertaining to the services hereunder or in which the Services Data is located, of the confidential nature thereof and that they are

required to maintain confidentiality with respect thereto as provided herein; and in the event any such officer or employee of SIAC, whether or not still employed by SIAC, fails to maintain such confidentiality, SIAC shall notify NYSE (in the case of NYSE Services Data) or AMEX (in the case of AMEX Services Data) promptly in writing of such failure to maintain confidentiality whenever it has knowledge of such failure, and shall, at the expense of NYSE (in the case of NYSE Services Data) or AMEX (in the case of AMEX Services Data), take all steps available to it and specifically directed by the Exchange at whose expense such action is taken to obtain any remedy or relief that may be appropriate and available to protect and maintain the confidentiality of the Services Data and to protect, maintain and prevent any use in violation of such Exchange's right, title and interest to the Services Data. The foregoing restrictions shall not apply to any data which shall be in the public domain for reasons other than the acts of SIAC or which SIAC is compelled to disclose by valid legal process.

SIAC agrees to take reasonable steps to use, store and maintain all Services Data in a manner consistent with the safeguarding thereof against unauthorized use, misdelivery, alteration, theft, loss, damage or destruction, and will take such other or further steps for such purposes as NYSE (in the case of NYSE Services Data) or AMEX (in the case of AMEX Services Data) may from time to time request in writing, provided that the Exchange making such request shall pay the cost incurred by SIAC in safeguarding Services Data in the manner requested by it. SIAC shall deliver to NYSE such NYSE Services Data or such copies thereof as NYSE may request of SIAC at any time. SIAC shall deliver to AMEX such AMEX Services Data or such copies thereof as AMEX may request of SIAC at any time. SIAC shall retain all Services Data for such periods as NYSE (in the case of NYSE Services Data) or AMEX (in the case of AMEX Services Data) may require, consistent with the periods of retention required by applicable federal, state or local laws, or rules or regulations thereunder, and reasonable periods in excess thereof, provided, however, that SIAC may destroy Services Data upon obtaining the prior written consent of NYSE (in the case of NYSE Services Data) or AMEX (in the case of AMEX Services Data) to such destruction. In the event of termination of this Agreement, SIAC shall, at the expense of NYSE, deliver to NYSE or its designee all NYSE Services Data, including all

copies thereof, in its possession in whatever form it may then be recorded and shall, at the expense of AMEX, deliver to AMEX or its designee all AMEX Services Data, including all copies thereof, in its possession in whatever form it may then be recorded. SIAC shall not be required to effect any such delivery until the party to which the delivery is to be made shall have specified the place to, and the manner in which, delivery shall be made.

§ 9. The term "NYSE sales data" as used herein shall mean, at any given time, any last sale price reflecting a completed transaction in any security on the floor of the NYSE (other than any options last sale prices), which last sale price has been furnished to SIAC by NYSE within the immediately preceding 15 minute period, together with such other securities market information as is based upon or derived from such last sale price. The term "bid-asked quotations" as used in this § 9 shall mean the bid-asked quotations as disseminated on the NYSE, except that whenever bid-asked quotations in options are disseminated through the OPRA Plan, such term shall not include such quotations.

SIAC will so arrange and protect the wires and circuits over which the NYSE sales data and the bid-asked quotations are transmitted by SIAC (or will cause such wires and circuits to be so arranged and protected) that said wires and circuits, so far as within the control of SIAC, cannot be

tapped or any of the NYSE sales data or bid-asked quotations taken off said wires or circuits, or in any way communicated, otherwise than (a) as may have been or as may hereafter be agreed in writing by NYSE, (b) by use of computer and related equipment located in the premises of SIAC or (c) by use of equipment located in the offices of persons to which SIAC furnishes the NYSE sales data and/or bid-asked quotations after full compliance with the limitations, conditions and provisions of this § 9.

The transmiting rooms of SIAC shall be located at such place or places as may be agreed upon in writing by NYSE and SIAC. At any and all reasonable times any authorized representative of NYSE shall, subject to reasonable security restrictions of SIAC, if any, then in effect, have access to said transmitting rooms and also to any test rooms or other rooms in New York City or any other city under SIAC's control from or through which wires used in the transmission of NYSE sales data or bid-asked quotations pass, and the right to examine in the presence of SIAC officials in charge thereof, all appliances, and observe all operations located or carried on therein, but only for the purpose and insofar as necessary to insure compliance by SIAC with the covenant contained in the next preceding paragraph. Except as herein provided, no one shall be authorized to have access to any of the NYSE sales data or bid-asked

quotations in said transmitting rooms or other rooms during business hours, except the officers of SIAC and its employees engaged in receiving, processing or transmitting the NYSE sales data or bid-asked quotations.

No part of the NYSE sales data or the bid-asked quotations shall be furnished by SIAC or its officers or employees to any other person, or in any manner, except as consented to by NYSE.

SIAC agrees that it shall not attach, or cause or permit to be attached, to any wires, apparatus or equipment by which the NYSE sales data or the bid-asked quotations are received by any person, any device or apparatus not approved or consented to by NYSE or the Consolidated Tape Association (CTA).

SIAC agrees that it will not knowingly furnish all or any part of the NYSE sales data in any manner to any location other than the office of a person who is at the time of receipt thereof approved by NYSE or CTA to receive NYSE sales data or the office of any entity (an "NYSE Sales Data Vendor") which is at the time of receipt approved by NYSE or CTA to receive NYSE sales data for the purpose of processing and distributing or distributing such data to the office of a person who is at the time of receipt thereof approved by NYSE or CTA to receive NYSE sales data, and that it will not knowingly furnish the bid-asked quotations in any

manner to any location other than the office of a person who is at the time of receipt thereof approved by NYSE to receive such quotations or the office of any entity (an "NYSE Quotation Vendor") which is at the time of receipt approved by NYSE to receive bid-asked quotations for the purpose of processing and distributing or distributing such quotations to the office of a person who is at the time of receipt thereof approved by NYSE to receive such quotations.

SIAC agrees to use its best efforts, consistent with sound business practices, to prevent any persons other than such NYSE approved persons or NYSE Quotations Vendors approved by NYSE from obtaining the bid-asked quotations and in case the bid-asked quotations are obtained by persons other than such persons or approved NYSE Quotation Vendors, SIAC will use its best efforts, consistent with sound business practices, to ascertain the source from which the same were obtained, and to inform NYSE fully with respect thereto.

SIAC will use its best efforts, consistent with sound business practices, to prevent any persons other than persons approved by NYSE or NYSE Sales Data Vendors approved by NYSE from obtaining any part of the NYSE sales data and in case any part is obtained by persons other than such persons or approved NYSE Sales Data Vendors, SIAC will use its best efforts, consistent with sound business practices, to ascertain the source from which the same were obtained

and to inform NYSE fully with respect thereto.

SIAC will cease furnishing any NYSE sales data and/or bid-asked quotations, as the case may be, to any person upon notice so to do by NYSE.

NYSE will indemnify and hold harmless SIAC and its shareholders, directors, officers and employees from and against any and all liability or damages, including reasonable counsel fees, incurred as a result of any suits or proceedings at law or in equity brought by any person, and which arise out of or in connection with (i) SIAC's dissemination of NYSE sales data or bid-asked quotations to other persons, in compliance with the limitations, conditions and provisions of this § 9, as reported to SIAC or (ii) SIAC's ceasing to forward any NYSE sales data or bid-asked quotations to any person upon notice so to do by NYSE; provided, however, that (a) NYSE shall be notified promptly in writing of any such suit or proceeding brought or threatened to be brought against SIAC or any of its shareholders, directors, officers or employees, (b) NYSE, at its option, may assume control of the defense of any such suit or proceeding and all negotiations for the settlement or compromise thereof, (c) NYSE shall have the right to agree to the compromise or settlement of such suit or proceeding on behalf of SIAC and (d) SIAC shall, as requested by NYSE, cooperate in the defense of any such suit or

proceeding and in any such negotiations.

In case NYSE institutes any suit or proceeding to enjoin any person not entitled to the NYSE sales data and/or the bid-asked quotations from obtaining the same or from using the same, SIAC will cooperate with and assist NYSE in such suit or proceeding; and whenever requested so to do by NYSE and indemnified against any cost or liability which it may thereby incur, SIAC will institute in its name, or permit NYSE to institute in the name of SIAC, any suit or proceeding to prevent any person not entitled to receive the NYSE sales data and/or bid-asked quotations from obtaining or using the same or any part thereof.

NYSE reserves the right without any notice or liability to SIAC or to any other person, to furnish, or to contract with any other person to furnish, the NYSE sales data and/or the bid-asked quotations by any means whatsoever, including any device or equipment designed or manufactured by NYSE or any other person.

Nothing herein shall be deemed to constitute an agreement by NYSE that it will continue to furnish the NYSE sales data and/or the bid-asked quotations or that it will continue to do so in any particular form or manner.

§ 10. The term "AMEX sales data" as used herein shall mean, at any given time, any last sale price reflecting a completed transaction in any security on the floor of the

AMEX (other than any options last sale prices), which last sale price has been furnished to SIAC by AMEX within the immediately preceding 15 minute period, together with such other securities market information as is based upon or derived from such last sale price. The term "bid-asked quotations" as used in this § 10 shall mean the bid-asked quotations as disseminated on the AMEX, except that whenever bid-asked quotations in options are disseminated through the OPRA Plan, such term shall not include such quotations.

SIAC will so arrange and protect the wires and circuits over which the AMEX sales data and the bid-asked quotations are transmitted by SIAC (or will cause such wires and circuits to be so arranged and protected) that said wires and circuits, so far as within the control of SIAC, cannot be tapped or any of the AMEX sales data or bid-asked quotations taken off said wires or circuits, or in any way communicated, otherwise than (a) as may have been or as may hereafter be agreed in writing by AMEX, (b) by use of computer and related equipment located in the premises of SIAC, or (c) by use of equipment located in the offices of persons to which SIAC furnishes the AMEX sales data and/or bid-asked quotations after full compliance with the limitations, conditions and provisions of this § 10.

Insofar as SIAC has control of the transmitting rooms for AMEX sales data or bid-asked quotations, at any and

all reasonable times any authorized representative of AMEX shall, subject to reasonable security restrictions by SIAC, if any, then in effect, have access to said transmitting room and also to any test rooms or other rooms in New York City or any other city under SIAC's control from or through which wires used in the transmission of AMEX sales data or bid-asked quotations pass, and the right to examine in the presence of SIAC officials in charge thereof, all appliances, and observe all operations located or carried on therein, but only for the purpose and insofar as necessary to insure compliance by SIAC with the covenant contained in the next preceding paragraph. Except as herein provided, no one shall be authorized to have access to any of the AMEX sales data or bid-asked quotations in said transmitting rooms or other rooms during business hours, except the officers of SIAC and its employees engaged in receiving, processing or transmitting AMEX sales data or bid-asked quotations.

No part of the AMEX sales data or the bid-asked quotations shall be furnished by SIAC or its officers or employees, to any other person, or in any manner, except as consented to by AMEX.

SIAC agrees that it shall not attach, or cause or permit to be attached, to the wires, apparatus or equipment by which AMEX sales data or the bid-asked quotations are received by any person, any device or apparatus not

approved or consented to by AMEX or CTA.

SIAC agrees that it will not knowingly furnish all or any part of the AMEX sales data in any manner to any location other than the office of a person who is at the time of receipt thereof approved by AMEX or CTA to receive AMEX sales data or the office of any entity (an "AMEX Sales Data Vendor") which is at the time of receipt approved by AMEX or CTA to receive AMEX sales data for the purpose of processing and distributing or distributing such data to the office of a person who is at the time of receipt thereof approved by AMEX or CTA to receive AMEX sales data, and that it will not knowingly furnish the bid-asked quotations in any manner to any location other than the office of a person who is at the time of receipt thereof approved by AMEX to receive such quotations or the office of any entity (an "AMEX Quotation Vendor") which is at the time of receipt approved by AMEX to receive bid-asked quotations for the purpose of processing and distributing or distributing such quotations to the office of a person who is at the time of receipt thereof approved by AMEX to receive such quotations.

SIAC agrees to use its best efforts, consistent with sound business practices, to prevent any persons other than such AMEX approved persons or AMEX Quotation Vendors approved by AMEX from obtaining the bid-asked quotations and in case the bid-asked quotations are obtained by persons

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other than such persons or approved AMEX Quotation Vendors, SIAC will use its best efforts, consistent with sound business practices, to ascertain the source from which the same were obtained, and to inform AMEX fully with respect thereto.

SIAC will use its best efforts, consistent with sound business practices, to prevent any persons other than persons approved by AMEX or AMEX Sales Data Vendors approved by AMEX from obtaining any part of the AMEX sales data and in case any part is obtained by persons other than such persons or approved AMEX Sales Data Vendors, SIAC will use its best efforts, consistent with sound business practices, to ascertain the source from which the same were obtained and to inform AMEX fully with respect thereto.

SIAC will cease furnishing any AMEX sales data and/ or bid-asked quotations, as the case may be, to any person upon notice so to do by AMEX.

AMEX will indemnify and hold harmless SIAC and its shareholders, directors, officers and employees from and against any and all liability or damages, including reasonable counsel fees, incurred as a result of any suits or proceedings at law or in equity brought by any person, and which arise out of or in connection with (i) SIAC's dissemination of AMEX sales data or bid-asked quotations to other persons, in compliance with the limitations, conditions and provisions of this § 10, as reported to SIAC or (ii) SIAC's ceasing to forward any AMEX sales data or bid-asked

quotations to any person upon notice so to do by AMEX; provided, however, that (a) AMEX shall be notified promptly in writing of any such suit or proceeding brought or threatened to be brought against SIAC or any of its shareholders, directors, officers or employees, (b) AMEX, at its option, may assume control of the defense of any such suit or proceeding and all negotiations for the settlement or compromise thereof, (c) AMEX shall have the right to agree to the compromise or settlement of such suit or proceeding on behalf of SIAC and (d) SIAC shall, as requested by AMEX, cooperate in the defense of any such suit or proceeding and in any such negotiations.

In case AMEX institutes any suit or proceeding to enjoin any person not entitled to the AMEX sales data and/or the bid-asked quotations from obtaining the same or from using the same, SIAC will cooperate with and assist AMEX in such suit or proceeding; and whenever requested so to do by AMEX and indemnified against any cost or liability which it may thereby incur, SIAC will institute in its name, or permit AMEX to institute in the name of SIAC, any suit or proceeding to prevent any person not entitled to receive the AMEX sales data and/or bid-asked quotations from obtaining or using the same or any part thereof.

AMEX reserves the right without any notice or liability to SIAC with any other person, to furnish, or to

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contract with any other person to furnish, the AMEX sales data and/or the bid-asked quotations by any means whatsoever, including any device or equipment designed or manufactured by AMEX or any other person.

Nothing herein shall be deemed to constitute an agreement by AMEX that it will continue to furnish the AMEX sales data and/or the bid-asked quotations or that it will continue to do so in any particular form or manner.

§ 11. Whenever requested by NYSE or AMEX, SIAC shall use its best efforts to obtain and maintain during the term of this Agreement such insurance protection as such Exchange may reasonably request in writing, provided that the Exchange making such request agrees that it will at the request of SIAC reimburse SIAC for the premiums and other reasonable costs incurred by SIAC in obtaining and maintaining such insurance protection. SIAC shall also fully cooperate with NYSE and AMEX in respect of the obtaining and maintaining by such Exchanges, at their expense, of any insurance protection with respect to any matters which are the subject of this Agreement.

§ 12. All the obligations and duties of SIAC, its officers, personnel and agents under §§ 7 and 8 hereof with respect to the confidential treatment by SIAC, its officers, personnel and agents of EDP Property and Services Data shall survive the expiration or termination of this Agreement.

§ 13. NEITHER SIAC NOR ANY OF ITS SHAREHOLDERS, DIRECTORS, OFFICERS OR EMPLOYEES SHALL BE LIABLE TO EITHER EXCHANGE, PERSONS USING THE SERVICES OF EITHER EXCHANGE OR ANY OTHER PERSON FOR ANY LIABILITY, LOSS OR DAMAGE RESULTING FROM OR CLAIMED TO HAVE RESULTED FROM ANY DELAYS, INACCURACIES, ERRORS OR OMISSIONS WITH RESPECT TO ITS PROVISION OF THE SERVICES OR ANY FAILURE TO PROVIDE THE SERVICES, EXCEPT WITH RESPECT TO SUCH LIABILITY, LOSS OR DAMAGE AS SHALL HAVE BEEN CAUSED (i) BY THE WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF SIAC OR ITS SHAREHOLDERS, DIRECTORS, OFFICERS OR EMPLOYEES, OR (ii) BY ANY OTHER RISK SPECIFIED IN THE COVERAGE PROVIDED BY ANY APPLICABLE INSURANCE MAINTAINED BY OR FOR SIAC AND, IN THE CASE OF LIABILITY, LOSS OR DAMAGE CAUSED AS DESCRIBED IN CLAUSE (i) ABOVE, SIAC SHALL NOT BE LIABLE FOR ANY AMOUNT IN EXCESS OF THE LARGER OF THE AVERAGE MONTHLY PAYMENT BY NYSE AND AMEX FOR SERVICES DURING THE PRECEDING SIX-MONTH PERIOD OR THE AMOUNT OF THE RECOVERY OBTAINED UNDER ANY APPLICABLE INSURANCE MAINTAINED BY OR FOR SIAC, AND, IN THE CASE OF LIABILITY, LOSS OR DAMAGE CAUSED AS DESCRIBED IN CLAUSE (ii) ABOVE, SIAC SHALL NOT BE LIABLE FOR ANY AMOUNT IN EXCESS OF THE RECOVERY OBTAINED UNDER ANY APPLICABLE INSURANCE MAINTAINED BY OR FOR SIAC. NO WARRANTIES, EXPRESSED OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARE MADE BY SIAC WITH RESPECT TO ANY OF THE SERVICES PERFORMED HEREUNDER.

The NYSE agrees to indemnify and hold harmless SIAC and each of its shareholders, directors, officers and employees from and against any and all liability, loss or damages, including reasonable attorneys' fees, incurred as a result of any suits, claims or proceedings at law or in equity brought by any person, and which arise out of or in connection with SIAC's provision of services to NYSE hereunder, but only to the extent that such liability, loss or damages are incurred as a result of a court order which is final, which under applicable law or rules or regulations thereunder is not appealed within the time limitation specified therefor or is not appealable and which imposes liability upon SIAC, or any of its shareholders, directors, officers and employees for acts or omissions to act for which such parties are not liable under this § 13, provided, however, (a) that the NYSE shall be notified promptly in writing of any such suit, claim or proceeding brought or threatened to be brought against SIAC or any of its shareholders, directors, officers or employees, (b) that, at its option, the NYSE may assume sole control of the defense of such suit, claim or proceeding brought or threatened to be brought and all negotiations for the settlement or compromise thereof, (c) that the NYSE shall have the right to agree to the compromise or settlement of such suit, claim or proceeding on behalf of SIAC and (d) that SIAC shall, as requested by the

NYSE, cooperate in the defense of any such suit, claim or proceeding and in any such negotiations.

The AMEX agrees to indemnify and hold harmless SIAC and each of its shareholders, directors, officers and employees from and against any and all liability, loss or damages, including reasonable attorneys' fees, incurred as a result of any suits, claims or proceedings at law or in equity brought by any person, and which arise out of or in connection with SIAC's provision of services to the AMEX hereunder, but only to the extent that such liability, loss or damages are incurred as a result of a court order which is final, which under applicable law or rules or regulations thereunder is not appealed within the time limitation specified therefor or is not appealable and which imposes liability upon SIAC, or any of its shareholders, directors, officers and employees for acts or omissions to act for which such parties are not liable under this § 13, provided, however, (a) that the AMEX shall be notified promptly in writing of any such suit, claim or proceeding brought or threatened to be brought against SIAC or any of its shareholders, directors, officers or employees, (b) that, at its option, the AMEX may assume sole control of the defense of any such suit, claim or proceeding brought or threatened to be brought and all negotiations for the settlement or compromise thereof, (c) that the AMEX shall have the right

to agree to the compromise or settlement of such suit, claim or proceeding on behalf of SIAC and (d) that SIAC shall, as requested by the AMEX, cooperate in the defense of any such suit, claim or proceeding and in any such negotiations.

Neither SIAC nor any of its shareholders, directors, officers or employees shall be liable to either Exchange, any person using the services of either Exchange or any other person in respect of the nonperformance or delay or interruption in the performance of any term or condition of this Agreement due to acts of God, the public enemy, war (including civil war), directives or orders of any court or of any other public agency or authority having jurisdiction, acts of any government, delays in performing or failure to perform by any public utility, fires, explosions, the elements, epidemics, quarantines, strikes, labor disputes, embargoes, and other causes of a similar nature.

Subject to the foregoing limitations, SIAC agrees to indemnify and hold harmless each Exchange and each of its directors, officers and employees from and against any and all liability, loss or damages, including reasonable attorney's fees, incurred as a result of any suits, claims or proceedings at law or in equity, brought by any person, and which arise out of or in connection with SIAC's provision of services hereunder to such Exchange, but only to the extent that such liability, loss or damages are incurred as a result of SIAC's

willful misconduct or gross negligence and of a court order which is final, which under applicable law or rules or regulations thereunder is not appealed within the time limitations specified or is not appealable and which imposes liability upon such Exchange, or any of its directors, officers or employees for acts or omissions for which such parties are not liable under this § 13, provided, however, (a) that SIAC shall be notified promptly in writing of any such suit, claims or proceeding brought or to be brought against such Exchange or any of its directors, officers or employees, (b) that, at its option, SIAC may assume control of the defense of any such suit, claim or proceeding brought or threatened to be brought and all negotiations for the settlement or compromise thereof, (c) that SIAC shall have the right to agree to the compromise or settlement of such suit, claim or proceeding on behalf of such Exchange and (d) that such Exchange shall, as requested by SIAC, cooperate in the defense of any such suit, claim or proceeding and in any such negotiation; provided, further that should such Exchange be negligent in connection with the provision of such services, any such liability, loss or damage arising by reason thereof shall be shared by SIAC and such Exchange in accordance with the decision of the court or other tribunal having jurisdiction, unless they shall agree otherwise.

§ 14. SIAC shall be exclusively responsible for

the supervision, management, and control of its use of the EDP Property, including but not limited to: (a) assuring proper machine configuration, program installation, audit controls, and operating methods, (b) establishing adequate backup plans, based on alternate procedures and/or based on access to qualified programming personnel, to diagnose, patch, and repair program defects, in the event of a program malfunction, and (c) implementing sufficient procedures and checkpoints to satisfy its requirements for security and accuracy of input and output as well as restart and recovery in the event of a malfunction.

§ 15. If any program contained in the EDP Property is lost or damaged while in the possession of SIAC, SIAC shall be responsible for its replacement and all costs associated therewith.

§ 16. (a) Nothing contained in this Agreement shall be construed as obligating any party to any activity, responsibility, or other course of action beyond that which is specified herein, in supplemental agreements which, from time to time, may become part of this Agreement, or other agreements among the parties hereto.

(b) If any of the provisions, or portions thereof, of this Agreement are invalid under any applicable statute or rule of law, they are to that extent to be deemed omitted.

§ 17. The rights granted hereunder may not be

assigned, sublicensed, or otherwise transferred by SIAC without the prior written consent of NYSE and AMEX. None of the EDP Property to which this Agreement applies may be assigned, sublicensed, or otherwise transferred by SIAC without the prior written consent of NYSE (as to NYSE EDP Property and NYSE/AMEX EDP Property) and AMEX (as to AMEX EDP Property and NYSE/AMEX EDP Property).

§ 18. This Agreement may not be amended or modified, except by an instrument in writing duly executed on behalf of the parties hereto. Any party in a writing signed by an appropriate officer may waive any inaccuracies in or compliance with the representations made by any other party to it and in the same manner may waive compliance by any other party with any of the covenants of such party made to it.

§ 19. (a) The term of this Agreement shall continue until December 31, 1982 and shall be automatically renewed from year to year thereafter unless NYSE and AMEX shall jointly deliver a notice of termination to SIAC not less than 120 days before the end of the initial term or any renewal term, in which case this Agreement shall terminate at the end of such term.

Notwithstanding the foregoing, either Exchange may terminate this Agreement at any time on not less than 120 days' notice in writing given to the other Exchange and to SIAC.

The Interim Services Agreement shall terminate as of the date first above written.

(b) This Agreement shall automatically terminate in the event of the entry of a decree or order by a court having jurisdiction in the premises adjudging SIAC a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of SIAC under the Federal Bankruptcy Act or any other applicable Federal or State law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of SIAC or of any substantial part of its property, or ordering the winding up or liquidation of its affairs or the institution by SIAC of proceedings to be adjudicated a bankrupt or insolvent or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Act or any other applicable Federal or State law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of SIAC or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate

action by SIAC in furtherance of any such action, or the failure of SIAC to file an answer to a petition filed against it in any bankruptcy, reorganization or insolvency proceeding within the period of time prescribed by any law, rule, regulation or order for filing an answer to such petition.

(c) Upon termination of this Agreement, the EDP Property and the Services Data shall be delivered to NYSE or AMEX or both as provided in § 7 and § 8 hereof, except that SIAC shall be required only to use its best efforts, consistent with sound business practices, with respect to the delivery of any know-how included within the EDP Property. Any EDP Property which is capable of being copied shall be copied at the expense of the Exchange to which it is to be delivered and if it is to be delivered to both Exchanges, such expenses shall be shared equally by them, and copies thereof shall be delivered to the appropriate Exchange.

§ 20. Any dispute or controversy among or between the parties relating to this Agreement (other than matters covered by § 13 or the renegotiation of charges referred to in § 3) shall be settled by arbitration in the City of New York in accordance with the Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having

jurisdiction thereof. The expenses of any such proceeding shall be shared equally by the parties to the proceeding, unless the arbitrator (s) shall otherwise determine.

§ 21. Any notice, report, request or consent required or permitted to be given hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, to the respective parties hereto as follows:

NYSE:

> New York Stock Exchange, Inc.
> 11 Wall Street
> New York, New York
>
> Attention: Chief Executive Officer

AMEX:

> American Stock Exchange, Inc.
> 86 Trinity Place
> New York, New York
>
> Attention: Chief Executive Officer

SIAC:

> Securities Industry Automation Corporation
> 55 Water Street
> New York, New York
>
> Attention: Chief Executive Officer

§ 22. No right, remedy or option herein conferred upon or reserved to any party hereto is intended to be exclusive of any other right, remedy or option. Every right, remedy or option shall, to the extent permitted by law, be cumulative and in addition to every other right, remedy or

option given hereunder or now or hereafter existing at law, in equity, or otherwise, and may be exercised from time to time and as often and in such order as may be deemed expedient by any party hereto. The exercise of any right, remedy or option shall not be construed as a waiver of the right to exercise at the same time or thereafter any other right, remedy or option. No provision hereof is intended to deny, modify or affect, to any extent whatever, any right (including, without limitation, any right to terminate this Agreement) or remedy which any party hereto may have under the law of the State of New York in the event of any breach of this Agreement by any other party.

§ 23. This Agreement shall be interpreted according to and governed by the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By /s/ _____

AMERICAN STOCK EXCHANGE, INC.

By /s/ _____

SECURITIES INDUSTRY AUTOMATION
   CORPORATION

By /s/ _____

Exhibit 10.13

Exhibit 10.13

FIRST AMENDMENT
TO NYSE/AMEX/SIAC FACILITIES
MANAGEMENT AGREEMENT

AGREEMENT made this 18th day of November, 1977 by and among New York Stock Exchange, Inc. (NYSE), American Stock Exchange Inc. (AMEX) and Securities Industry Automation Corporation (SIAC).

WHEREAS, the parties hereto entered into an agreement dated February 23, 1977 (the February 1977 Agreement) pursuant to which SIAC provides facilities management services to NYSE and AMEX; and

WHEREAS, pursuant to the February 1977 Agreement SIAC is currently furnishing AMEX with an Option Post Trade Service and with an Options Surveillance Service; and

WHEREAS, NYSE intends to commence the trading of options on its trading floor and in connection therewith wishes to avail itself of the AMEX Option Post Trade Service and the Options Surveillance Service and AMEX is willing to permit SIAC to furnish such Services to NYSE, but only in accordance with the terms and provisions of this Agreement; and

WHEREAS, the parties wish to amend the February 1977 Agreement so as to reflect the agreement of NYSE and AMEX in this regard.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter included, the parties hereto hereby agree as follows:

§ 1. AMEX agrees to cause SIAC to enhance the AMEX Option Post Trade Service so as to provide NYSE with essentially the same comparison services relating to options traded on the NYSE as are, as of the date of this Agreement, provided AMEX with respect to the options traded on AMEX. The specifications of the services to be provided NYSE are described in Exhibit A attached hereto. The AMEX Options Post Trade Service as so enhanced is hereinafter referred to as the "Enhanced Comparison Service" or "ECS".

AMEX also agrees to cause SIAC, during the term of the License Period as hereinafter defined, and without charge to NYSE, to correct any latent defects in ECS and to make such modifications or adjustments in ECS as may be necessary to keep ECS in good operating order substantially in accordance with the specifications included in Exhibit A attached hereto and the terms of this Agreement, and to correct all errors attributable to SIAC or to the equipment through which the ECS is provided to NYSE. All such corrections, modifications or adjustments shall be made promptly after the need therefor is discovered by, or made known to, AMEX.

§ 2. The EDP Property (as that term is defined in the February 1977 Agreement) which is currently used by SIAC to provide AMEX with the AMEX Option Post Trade Service falls within the term "AMEX EDP Property" as so defined. For all purposes of the February 1977 Agreement, all of the EDP Property acquired or developed by SIAC in the development of ECS shall be deemed to be acquired or developed at the request of and at the sole expense of AMEX and shall constitute proprietary matter and trade secret material of AMEX. The parties hereto agree that all of the EDP Property acquired or developed by SIAC in the development of ECS, and any modifications thereof or additions thereto, shall be included within the term "AMEX EDP Property" for all purposes of the February 1977 Agreement and neither SIAC nor NYSE shall have any right, title or interest in or to any of the EDP Property used by SIAC to provide the Enhanced Comparison Service, except as specifically provided herein.

Notwithstanding the fact that the EDP Property used by SIAC in providing ECS shall be and remain AMEX EDP Property and notwithstanding any provision to the contrary in the February 1977 Agreement, AMEX agrees that during the License Period as hereinafter defined, it shall make the AMEX EDP Property which is used by SIAC to provide ECS available to SIAC in order to permit SIAC to provide NYSE and AMEX with the ECS. AMEX also agrees that in order to provide NYSE

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with ECS as provided herein, SIAC may utilize any computer hardware system or computer hardware in its possession as it deems appropriate.

§ 3. AMEX, not NYSE, shall pay all SIAC charges arising under § 3 of the February 1977 Agreement for the furnishing of ECS to both NYSE and AMEX.

§ 4. The data or information furnished to SIAC by NYSE or any other person, in whatever form it shall be recorded, in connection with SIAC's provision of ECS to NYSE during the License Period shall be included within the terms "NYSE Services Data" as defined in § 8 of the February 1977 Agreement.

§ 5. The AMEX agrees to undertake in good faith to cause SIAC to complete the development of the Enhanced Comparison Service in fully operable form so as to be capable of performing the comparison services required by the NYSE option trading program, such development work to be completed for simulated or actual options trading on NYSE not later than 45 days after notice delivered to AMEX by NYSE requesting the completion of such development; provided that any delay in the completion of such development which is directly attributable to NYSE shall serve to postpone such completion deadline by a period of time equal to such delay. If such notice from NYSE is not received by AMEX prior to June 1, 1978, AMEX reserves the right to renegotiate the amounts payable by NYSE pursuant to subparagraphs (b), (c), (d), (e)

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and (f) of Section 7 of this Agreement and, in that event, unless such amounts are agreed upon by NYSE and AMEX, this Agreement (but not the February 1977 Agreement) shall terminate on July 1, 1978.

When AMEX believes that the ECS is in fully operable form it shall so notify NYSE in writing and the ECS shall be promptly tested in accordance with a test plan mutually agreed upon by AMEX and NYSE. NYSE shall notify AMEX in writing as soon as the tests called for in such test plan have been successfully completed in the opinion of NYSE and thereupon the License Period shall commence. (NYSE agrees that it will act reasonably and in good faith in determining whether or not such tests have been successfully completed.) The License Period shall continue for a period of one year, unless the February 1977 Agreement, as amended by this Agreement, is terminated prior to the end of such one year period.

Upon written request of NYSE, AMEX agrees to negotiate with NYSE concerning an extension of the License Period. Any proposed extension of the License Period shall be subject to approval thereof by the AMEX Board of Governors.

§ 6. Notwithstanding any other provision of the February 1977 Agreement or this Agreement, the parties

hereto agree that SIAC's development of the ECS and any modification thereof or chance therein during the License Period shall be under the sole direction and control of AMEX.

(a) Any change or modification in ECS desired by NYSE during the License Period shall be communicated to AMEX. If the AMEX determines that the change or modification in ECS requested by NYSE will not have any adverse effect upon the provision of ECS to AMEX, or to persons other than NYSE with whom AMEX has contracted to supply ECS, AMEX shall inform NYSE of the costs (including developmental and operational costs, if any) associated with the implementation of such modification or change and, if NYSE agrees to such costs or if NYSE and AMEX agree to share such costs on a mutually acceptable basis, AMEX shall instruct SIAC to proceed with the implementation of the modification or change. If AMEX determines that the change or modification in ECS requested by NYSE will have an adverse effect upon the provision of ECS to AMEX and/or to any person other than NYSE with whom AMEX has contracted to supply ECS, AMEX shall notify NYSE of the cost (including any operational and developmental costs, which developmental costs shall include the cost of avoiding or correcting such adverse effect on AMEX and/or others) associated with the

6

implementation of such modification or change and, if NYSE agrees to such costs or if NYSE and AMEX agree to share such costs on a mutually acceptable basis, AMEX shall instruct SIAC to proceed with the implementation of the modification or change. At the time of implementation of such modification of or change in ECS NYSE agrees to pay to AMEX its share of the development costs associated with such modification or change. NYSE agrees to pay AMEX its share, of any increased operational costs resulting during the License Period from the modification of or change in ECS as such costs are incurred.

(b) Any modification of or change in ECS which is required prior to the end of the License Period to permit interface with other organizations, such as Options Clearing Corporation (OCC), or is requested by the Securities and Exchange Commission, shall be implemented by SIAC at the request of AMEX and the cost thereof (including developmental and operational costs, if any) shall be shared by NYSE and AMEX. The term "NYSE Share" as used in this Section 6(b) and 6(c) shall mean a fraction, the numerator of which shall be the total number of NYSE options trades compared through ECS during the period from the date of the implementation of the relevant modification of or change in ECS to the end of the License Period, and the denominator of which shall be the

7

total number of options trades compared through ECS during such period. At the time of the implementation of any modification of or change in ECS of the nature referred to in this subsection (b), the NYSE Share shall be estimated and NYSE, at that time, shall pay AMEX an amount equal to the estimated NYSE Share of such development cost. At the conclusion of the License Period an adjustment in such payment, if necessary, shall be made between NYSE and AMEX to reflect the actual NYSE Share of such development cost.

NYSE shall also pay AMEX a portion of the operational cost associated with any modification of or change in ECS of the nature referred to in this subsection (b) equal to the NYSE Share, but such payment shall be made only as such operational costs are incurred by AMEX and shall continue only through the balance of the unexpired License Period. Such payments by NYSE prior to the end of the License Period shall be based on the estimated NYSE Share and an adjustment in the amounts so paid, if necessary, shall be made between NYSE and AMEX at the end of the License Period to reflect the actual NYSE Share.

(c) AMEX may, in its sole discretion, direct SIAC to implement any such modification of or change in ECS as it deems necessary or appropriate; provided, however, that no such chance shall adversely affect SIAC's ability to

continue to provide ECS to NYSE during the unexpired balance of the License Period. Whenever AMEX wishes to direct SIAC to implement any modification of or change in ECS during the License Period, it shall notify NYSE in writing of the nature of such modification or change and of the cost (including developmental and operational costs, if any) associated therewith. If NYSE does not wish to receive the benefits of such modification or change it shall be implemented at AMEX's expense without reimbursement from NYSE. If NYSE does wish to receive the benefits of such modification or change, the cost thereof (including developmental and operational costs, if any) shall be shared by NYSE and AMEX as follows:

(i) At the time of the implementation of the modification of or change in ECS, the NYSE Share shall be estimated and NYSE, at that time, shall pay AMEX an amount equal to the estimated NYSE Share of such development cost. At the conclusion of the License Period an adjustment in such payment, if necessary, shall be made between NYSE and AMEX to reflect the actual NYSE Share of such development cost.

(ii) NYSE shall also pay AMEX a portion of the operational cost associated with the modification of or change in ECS equal to the NYSE Share, but such payment

9

shall be made only as such operational costs are incurred by AMEX and shall continue only through the balance of the unexpired License Period. Such payments by NYSE prior to the end of the License Period shall be based on the estimated NYSE Share and an adjustment in the amounts so paid, if necessary, shall be made between NYSE and AMEX at the end of the License Period to reflect the actual NYSE Share.

§ 7. In return for AMEX's agreement to cause SIAC to enhance the AMEX Option Post Trade Service so as to become the Enhanced Comparison Service and to permit SIAC to furnish ECS to NYSE during the License Period as provided herein, NYSE agrees:

(a) to pay AMEX the sum of $30,000 within 15 days following the execution of this Agreement by the parties hereto, which amount has been agreed upon by NYSE and AMEX as the amount payable by NYSE to reimburse AMEX for the development costs of enhancing the AMEX Option Post Trade Service so as to provide NYSE with ECS;

(b) as to each calendar month or portion thereof during the License Period, NYSE shall pay to AMEX a monthly service charge in return for the ECS provided NYSE by SIAC. Such service charge shall vary with the average number of option card images processed per day

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for NYSE in ECS during each calendar month, with a minimum charge of $15,000 per calendar month for average daily volumes up to and including 10,000 option card images. (The term "card image" as used in this subsection (b) shall have the meaning assigned to it by the American National Standards Institute, Inc. as of the date hereof.) The actual monthly service charge payable by NYSE during the license period shall be determined by application of the following formulae, in which MSC equals the monthly service charge in dollars and OCI equals the average daily option card images:

(i) for OCI of 10,000 or less, MSC = 15,000

(ii) for OCI greater than 10,000 and less than 15,000:

$$MSC = (2.30 \times OCI) - 8,000$$

(iii) for OCI equal to or greater than 15,000:

$$MSC = (1.40 \times OCI) + 5,500$$

Average daily option card images (OCI) shall be determined by dividing the total number of option card images processed in ECS for the NYSE during a given calendar month or portion thereof by the number of trading days on NYSE during that month or portion.

The service charge payable by NYSE as to any calendar month or portion thereof during the License Period as

provided in this subsection (b) shall be paid by NYSE in full not later than 15 days following the receipt by NYSE of AMEX's bill stating said charge. Once NYSE commences to receive ECS from SIAC during the License Period it shall be obligated to pay AMEX the full amount of the service charges payable by NYSE with respect to each calendar month or portion thereof during the License Period as provided in this subsection (b) and in no event shall NYSE pay AMEX less than $ 15,000 with respect to each of the 12 months following the commencement of the License Period whether or not it continues to trade options or to use ECS for the comparison of options traded thereon;

(c) to pay AMEX for AMEX personnel time (including normal office expenses) incurred on or after November 17, 1977 at the request of NYSE in connection with the orientation and training of NYSE staff members, such personnel time to be billed to NYSE at the rate of $200 per day;

(d) to reimburse AMEX for the cost incurred by it in reproducing and delivering training materials and manuals relating to ECS or the Options Surveillance Service as requested by NYSE or incurred by AMEX at the

12

request of NYSE in connection with travel by AMEX personnel outside of New York City;

(e) to pay AMEX at the rate of $3,250 per month with respect to each month during the License Period and AMEX in return for such payment agrees to provide NYSE each such month with billing service, consisting of monthly billing of NYSE clearing firms for the NYSE options program and collection and transmission of receivables; and

(f) to reimburse AMEX for any other services which may be provided by AMEX at the request of NYSE to support or supplement ECS or the Options Surveillance Service, such reimbursement to be paid by NYSE at .115% of the AMEX cost therefor.

The amounts payable by NYSE pursuant to subsections (c), (d), (e) and (f) of this Section 7 shall be paid by NYSE in full not later than 15 days after receipt by it from AMEX of an itemized accounting showing such amount in reasonable detail.

§ 8. AMEX understands that it is the present intention of NYSE to request SIAC to develop or acquire for NYSE prior to the end of the License Period EDP Property for the purpose of enabling SIAC to furnish NYSE after the termination of such Period with comparison services relating

to options traded on NYSE. In any such event, the last three paragraphs of § 7 of the February 1977 Agreement shall apply and NYSE and AMEX agree that all amounts paid to AMEX by NYSE pursuant to subsections (a), (b) and (c) of Section 6 hereof and the amount paid to AMEX by NYSE pursuant to subsection (a) of Section 7 hereof shall be taken into account and given proper consideration in any discussions between NYSE and AMEX that may be entered into pursuant to the last paragraph of Section 7 of the February 1977 Agreement as a result of such request by NYSE to SIAC.

§ 9. It is agreed that for the purposes of the second paragraph of Section 13 of the February 1977 Agreement, the indemnification described therein to be provided to SIAC and each of its shareholders, directors, officers and employees from and against any and all liability, loss or damages, including reasonable attorneys' fees incurred as a result of any suits, claims or proceedings at law or in equity brought by any person and which arise out of or in connection with SIAC's provision of ECS to NYSE during the License Period shall be provided by AMEX rather than by NYSE, and AMEX shall enjoy all rights provided NYSE in said paragraph.

It is agreed that insofar as SIAC furnishes ECS to NYSE pursuant hereto during the License Period, SIAC shall

14

provide both AMEX and NYSE, and their respective governors, directors, officers and employees, with the indemnification described in the last paragraph of Section 13 of the February 1977 Agreement.

§ 10. AMEX acknowledges receipt of the sum of $75,000 paid to it by NYSE upon the execution of this Agreement and in return therefor AMEX hereby conveys to NYSE the same right, title and interest in and to the EDP Property used by SIAC to furnish AMEX with the Options Surveillance Service as AMEX possesses. The computer application programs which have been identified at the date hereof as relating to the Options Surveillance Service are listed by SIAC file identification number on Exhibit B attached hereto. AMEX represents and warrants to NYSE that the computer application programs shown on Exhibit B attached hereto are all of the programs necessary to produce, and are capable of producing, for NYSE the Options Surveillance Reports listed on said Exhibit B, at the time frequencies shown thereon. It is agreed that all of the EDP Property which at the date hereof is used by SIAC in furnishing the Options Surveillance Service to AMEX (including the computer application programs listed on Exhibit B attached hereto), shall, from and after the date hereof, for all purposes of the February 1977 Agreement be included within the term "NYSE/AMEX EDP Property" as defined

15

therein. AMEX also agrees that in order to provide NYSE with the benefits of the Options Surveillance Service (including the various reports shown on Exhibit B attached hereto), SIAC may utilize any computer hardware system or computer hardware in its possession as it deems appropriate.

Nothing in this Agreement or the February 1977 Agreement shall be construed to prevent AMEX from

(i)   supplying, or causing SIAC to supply, the Options Surveillance Service to others;

(ii)   using, or causing SIAC to use, the EDP property which at the date hereof is used by SIAC in furnishing the Options Surveillance Service to AMEX, for the purpose of supplying Options Surveillance Service to others; and

(iii)   assigning, sublicensing or otherwise transferring to others, or causing SIAC to assign, sublicense or otherwise transfer to others, the EDP property which as of the date hereof is used by SIAC in furnishing the Options Surveillance Service to AMEX.

16

NYSE agrees that, prior to the fifth anniversary of the execution of this Agreement, it will not use the EDP Property which at the date hereof is used by SIAC to furnish AMEX with the Options Surveillance Service and will not cause or permit any other person to use such EDP Property, for any purpose other than NYSE's own surveillance purposes. It is understood that the restrictions in this last paragraph of Section 10 shall survive the expiration or termination of this Agreement and/or the February 1977 Agreement.

§ 11. The next six month review by SIAC, as required by the eighth paragraph of Section 7 of the February 1977 Agreement, which is due after the execution of this Agreement shall, to the extent then feasible, modify each of the Schedules attached to the February 1977 Agreement so as to properly reflect this amendment thereto.

§ 12. The NYSE agrees that prior to the end of the License Period it will not solicit for employment any person employed by AMEX who is directly involved in the AMEX Option Post Trade Service, or in the development or enhancement of ECS or in the Option Surveillance Service.

§ 13. Notwithstanding anything in this Agreement to the contrary:

17

(a) AMEX shall not be liable for delays, inaccuracies, errors in, or omissions from any data processed and disseminated in connection with the provision of ECS to NYSE or for any damages arising therefrom or occasioned thereby unless the same shall have directly resulted from AMEX's willful misconduct or gross negligence. In no event shall AMEX be liable under this Agreement for any incidental or consequential damages.

(b) AMEX shall not be liable to NYSE in respect of the nonperformance or delay or interruption in performance of any term or condition of this Agreement due to acts of God, the public enemy, laws, statutes, directives or orders of the United States Government, or any court or any other public agency or authority having jurisdiction, delay in performance or failure to perform by any supplier of any equipment or facility used in performance of the services to be rendered hereunder, fire, flood, epidemic, quarantine, strikes, storm, labor disputes, freight embargoes or any other causes of a similar nature.

(c) NYSE agrees to indemnify, hold harmless and defend AMEX and its officers, governors, directors, officials and employees, from and against any and all claims, suits, liabilities, losses, costs, damages or expenses (including reasonable attorney's fees) incurred by

or threatened against AMEX as a result of any NYSE options trade data reported to SIAC by NYSE member firms and disseminated by SIAC as so reported or processed as contemplated by this Agreement; provided, however, that NYSE shall be notified by AMEX promptly in writing thereof, and the NYSE shall have the right in its sole discretion and at its expense to participate in and, to the extent it so desires, to control the defense of any such claim, suit or other proceeding and any and all negotiations for the settlement or compromise thereof.

§ 14. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns. This Agreement may not be assigned by either party without prior written consent of the other party except to a successor corporation upon merger or consolidation of either party, or to a corporation or partnership or other entity acquiring substantially all of the property, assets and business of either party by sale, lease or other disposition, or to any corporation controlling, controlled by, or under common control with either party.

§ 15. As supplemented, modified and amended by this Agreement, the February 1977 Agreement is hereby ratified and confirmed by the parties hereto.

19

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By /s/ _____

AMERICAN STOCK EXCHANGE, INC.

By /s/ _____

SECURITIES INDUSTRY AUTOMATION CORPORATION

By /s/ _____

President

Exhibit 10.14

Exhibit 10.14

SECOND AMENDMENT
TO NYSE/AMEX/SIAC FACILITIES
MANAGEMENT AGREEMENT

AGREEMENT made this 13th day of August, 1979 by and among New York Stock Exchange, Inc. (NYSE), American Stock Exchange, Inc. (AMEX) and Securities Industry Automation Corporation (SIAC).

WHEREAS, the parties hereto entered into an agreement dated February 23, 1977 pursuant to which SIAC provides facilities management services to NYSE and AMEX; and

WHEREAS, the said Agreement has been amended by a First Amendment thereto dated November 18, 1977; and

WHEREAS, the said agreement dated February 23, 1977, as heretofore amended is hereinafter called the Basic Agreement; and

WHEREAS, NYSE has created a wholly owned corporate subsidiary called New York Futures Exchange, Inc. (NYFE) and NYFE is in the process of establishing a market for the trading of financial futures; and

WHEREAS, the financial futures contracts traded on NYFE are to be cleared and settled through NYFE's affiliated

clearing corporation, New York Futures Clearing Corporation (NYFCC); and

WHEREAS, AMEX has caused AMEX Commodities Exchange, Inc. (ACE) to be established for the purpose of trading financial futures and the contracts traded on ACE are cleared and settled through its affiliated clearing corporation, AMEX Commodities Clearing Corporation (ACCC); and

WHEREAS, AMEX has caused SIAC to develop, and AMEX now owns, certain computer software, which is used to provide ACE and ACCC with market data services, surveillance services and clearance and settlement services; and

WHEREAS, NYSE wishes to acquire from AMEX an ownership interest in such computer software and to license the same or make the same available to, or otherwise confer the benefits of the same on, NYFE and NYFCC and AMEX is willing to convey to NYSE such an ownership interest, all in accordance with the terms and provisions of this agreement; and

WHEREAS, the parties hereto wish to amend the Basic Agreement so as to reflect the agreement of NYSE and AMEX in this regard.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the parties hereto agree as follows:

§ 1. The term "EDP Financial Futures Property", as used herein, means: the computer programs or routines and other items used by SIAC at the date of this agreement to cause computers and their peripheral equipment to perform all those tasks and operations specifically relating to the ACE Market Data System, the ACE Surveillance System or the ACCC Clearance and Settlement System and all documentation required to describe and maintain, and all technical information relating to, such programs, routines and other items, including, without limitation, all applicable operating techniques, data, manuals, reports written for management review, equipment and process designs, and all similar ideas, configurations, formulations, descriptions and plans.

The term "Enhanced EDP Financial Futures Property", as used herein, means: the computer programs or routines and other items developed or acquired by SIAC in providing the enhancements of the Systems (as that term is hereinafter defined) as described in Attachment B hereto and any other enhancements of any of the Systems hereafter proposed by NYSE and all documentation required to describe and

maintain, and all technical information relating to, such programs, routines and other items, including, without limitation, all applicable operating techniques, data, manuals, reports written for management review, equipment and process designs, and all similar ideas, configurations, formulations, descriptions and plans.

§ 2. AMEX represents and warrants to NYSE that:

(a) it has caused SIAC to develop or acquire all of the EDP Financial Futures Property relating to each of the following three major computer systems which, at the date hereof, are operated by SIAC and provide services to ACE and ACCC:

> ACE Market Data System
> ACE Surveillance System
> ACCC Clearance and Settlement System

(The term "System" as used herein shall mean any one of such Systems as the context may require and the term "Systems" shall mean all three of such Systems.)

The services provided by each System are described in Attachment A hereto. The said Attachment A also reflects the total number and the names of the separate computer applications programs that relate to each System;

(b) all of the EDP Financial Futures Property has been acquired or developed by SIAC at the expense of AMEX and ACE;

(c) AMEX has full right, title and interest in and to all the EDP Financial Futures Property, subject, however, to the terms and provisions of a service agreement between AMEX and ACE dated as of September 12, 1978; and

(d) AMEX has the authority and is free, without restriction and without first obtaining the consent of ACE or any other party, to transfer and convey a full and unrestricted ownership interest in and to the EDP Financial Futures Property to NYSE as contemplated hereby.

§ 3. AMEX hereby acknowledges receipt of the sum of $400,000 paid to it by NYSE. In return for such payment and establishment of the AMEX Credit as provided in § 5 hereof, AMEX hereby transfers and conveys to NYSE and AMEX jointly full right, title and interest in and to the EDP Financial Futures Property, without restriction or encumbrance of any nature whatsoever. It is agreed that the EDP Financial Futures Property shall, from and after the date hereof, for all purposes of the Basic Agreement, be included within the term "NYSE/AMEX EDP Property" as that term is therein defined.

§ 4. AMEX is of the opinion that the computer applications programs which relate to the ACE Market Data System and which are listed in Attachment A hereto (the ACE Market Data System Programs) are entirely sufficient to provide and do provide a fully operational market data system which relates to financial futures trading only, as distinguished from stock and bond trading or options trading, which system will provide the services attributed

5

to the ACE Market Data System in Attachment A hereto and will stand alone, independent and apart from the AMEX market data system from which the ACE Market Data System has evolved. AMEX agrees that if in SIAC's opinion, the ACE Market Data System Programs are not sufficient by themselves to provide a fully operational market data system which relates to financial futures trading only and which provides the services attributed to the ACE Market Data System in Attachment A hereto and which stands alone, independent and apart from the AMEX market data system, then AMEX shall at its sole expense and as promptly as possible, either (i) modify and/or enhance the ACE Market Data System Programs (and thereupon transfer and convey to NYSE and AMEX jointly full right, title and interest in and to all such modifications and/or enhancements) as may be required in SIAC's opinion to provide NYSE with a fully operational market data system which relates to financial futures trading only and which provides the services attributed to the ACE Market Data System in Attachment A hereto and which stands alone, independent and apart from the AMEX market data system, or (ii) transfer and convey to NYSE and AMEX jointly full right, title and interest in and to such other AMEX EDP Property (as that term is defined in the Basic Agreement) as

6

may be required in SIAC's opinion to provide NYSE with such a system. Any and all modifications or enhancements or other AMEX EDP Property which is transferred and conveyed pursuant to clause (i) or clause (ii) of the immediately preceding sentence shall be included within the term EDP Financial Futures Property and, from and after the date of such transfer and conveyance, shall, for all purposes of the Basic Agreement, be included within the term "NYSE/AMEX EDP Property" as that term is therein defined.

In any event, AMEX agrees to provide immediate and full access to NYSE and SIAC, on behalf of NYSE, to any and all AMEX EDP Property to the extent deemed reasonably necessary by SIAC in order to permit NYSE and SIAC, on NYSE's behalf, to become fully familiar with, and to be in a position as soon as possible to document and enhance, the ACE Market Data System and NYSE agrees that it will make no use of any AMEX EDP Property (which term excludes EDP Financial Futures Property) to which it is granted such access, other than to become fully familiar with and to be in a position to document and enhance the ACE Market Data System. NYSE agrees to hold any AMEX EDP Property to which it is granted such access in confidence and to exercise due diligence to safeguard such confidentiality.

§ 5. As promptly as reasonably practical, NYSE plans to cause SIAC to enhance each of the Systems so as to increase and/or modify the services provided by each. Attachment B hereto describes the enhancements planned by NYSE for each System and reflects
SIAC's estimate of the amount of SIAC charges (determined in accordance with the provisions of Schedule E attached to the Basic Agreement) to be imposed in connection with such enhancements.

AMEX shall have the right to share equally with NYSE the amount actually charged by SIAC in providing any one or more or all of the enhancements described in Attachment B hereto or any other enhancement of any of the Systems hereafter proposed by NYSE. All Enhanced EDP Financial Futures Property which is acquired or developed by SIAC at the joint expense of NYSE and AMEX shall, for all purposes of the Basic Agreement, be included within the term "NYSE/AMEX EDP Property" as that term is therein defined. All Enhanced EDP Financial Futures Property which is acquired or developed by SIAC at NYSE's sole expense shall, for all purposes of the Basic Agreement, be included within the term "NYSE EDP Property" as that term is therein defined.

In return for the transfer and conveyance by AMEX to AMEX and NYSE jointly of the EDP Financial Futures Property as provided in § 3 hereof, NYSE agrees to establish a credit in AMEX' behalf in the amount of $200,000 (the AMEX Credit). AMEX, at its option, may share with NYSE the amount actually charged by SIAC in providing any of the enhancements described in Attachment B hereto or any other enhancement of any of the Systems hereafter proposed by NYSE by paying its portion of such amount in cash or by applying to such purpose any or all of the then unexpended balance of the AMEX Credit. In addition, AMEX, at its option, may apply any or all of the then unexpended balance of the AMEX Credit toward the payment of amounts charged by SIAC in providing any enhancement of any of the Systems hereafter proposed by AMEX, in which enhancement NYSE has chosen not to participate and the cost of which is not to be shared between NYSE and AMEX. Any such enhancement, the cost of which is not shared between NYSE and AMEX, shall, for all purposes of the Basic Agreement, be included within the term "AMEX EDP Property" as that term is therein defined. Any AMEX Credit not applied by AMEX as provided in this paragraph within 24 months of the date of this agreement shall expire and shall have no further value.

9

It is further agreed that, as to any enhancement the cost of which is to be shared by NYSE and AMEX, AMEX (and ACE) representatives and NYSE (and NYFE) representatives will jointly plan and develop such enhancement.

§ 6. As indicated in Attachment B hereto, NYSE intends to cause SIAC to develop full and complete documentation relating to each of the Systems. In order to assist in this effort, AMEX agrees that its personnel and SIAC personnel assigned to AMEX projects will, during normal working hours and insofar as their other duties permit, consult with and assist NYSE personnel and SIAC personnel assigned to NYSE projects.

AMEX also agrees to cause SIAC to make the PDP-11/45's, or 11/70's, CCI-CC-80's, DEC-LA-180's and associated card readers and Incoterm-CRT's utilized in connection with the Systems available to a reasonable degree and at mutually convenient times so as to permit appropriate testing of each System and of the enhancements referred to in § 5 hereof. Such testing shall be specifically requested by NYSE and NYSE agrees to pay AMEX the incremental cost to AMEX of all such test time so made available at NYSE's request. Such incremental cost incurred by AMEX shall be paid by NYSE promptly following billing therefor and shall

be equal to the amount by which (a) exceeds (b), where (a) is the amount AMEX pays SIAC with respect to any billing period for use of the computer hardware equipment made available for testing purposes as provided herein, and (b) is the amount AMEX would have been billed by SIAC with respect to such period for use of such equipment had such equipment not been made available for testing purposes as herein provided.

§ 7. The EDP Financial Futures Property relating to the ACE Market Data System and any enhancement thereto the cost of which is shared by NYSE and AMEX as provided in § 5 hereof may be sold or licensed or otherwise disposed of or made available by AMEX to any person or persons unaffiliated with either AMEX or NYSE for such consideration as AMEX deems appropriate, but AMEX shall account to NYSE for all such consideration received by it and shall promptly pay over to NYSE 50% of all such consideration.

The EDP Financial Futures Property which relates to either the ACE Surveillance System or the ACCC Clearance and Settlement System, or both, together with any enhancement to either such System the cost of which is shared by NYSE and AMEX as provided in § 5 hereof, may be sold or licensed or otherwise disposed of or made available to any person or

11

persons otherwise than as contemplated hereby, but only with the prior written consent of both NYSE and AMEX.

Notwithstanding the foregoing provisions of this § 7, nothing herein shall prevent, and no consent of either party hereto shall be required with respect to, the transfer and assignment of any of the EDP Financial Futures Property or the Enhanced EDP Financial Futures Property which falls within the term "NYSE/AMEX EDP Property" to any successor corporation of either party hereto upon the merger or consolidation of such party, or to any person which acquires all or substantially all of the property, assets and business of either party hereto as a result of any sale, lease or other disposition of assets.

§ 8. It is agreed that, for all purposes of the Basic Agreement, (a) the services which are provided by the EDP Financial Futures Property, or by that portion of the Enhanced EDP Financial Futures Property the cost of which is shared by NYSE and AMEX as provided in § 5 hereof, may be provided by SIAC to NYSE and AMEX (and through them to NYFE (or NYFCC) and ACE (or ACCC), respectively), (b) the services which are provided by that portion of the Enhanced EDP Financial Futures Property the cost of which is borne solely by NYSE, may be provided by SIAC to NYSE (and through

it to NYFE or NYFCC), and (c) the services which are provided by any enhancement of any of the Systems, the cost of which is not shared between NYSE and AMEX as provided in the third sentence of the third paragraph of § 5 hereof, may be provided by SIAC to AMEX (and through it to ACE or ACCC). NYSE may assign to NYFE (or NYFCC) or any Successor in Interest of NYFE (or NYFCC) as NYSE deems appropriate such of the NYSE's privileges, rights and duties as arise under the Basic Agreement and relate to services provided to NYFE (or NYFCC) or any Successor in Interest of NYFE (or NYFCC) and may transfer and convey to NYFE (or NYFCC) or any Successor in Interest of NYFE (or NYFCC) full right, title and interest, without restriction or incumbrance of any nature whatsoever, in and to any or all of such of the EDP Financial Futures Property and the Enhanced EDP Financial Futures Property as is included within the term "NYSE/AMEX EDP Property" as provided herein. A "Successor in Interest of NYFE (or NYFCC)" as used in the preceding sentence shall mean any successor corporation of NYFE (or NYFCC) upon the merger or consolidation of NYFE (or NYFCC) or any person which acquires all or substantially all of the property, assets and business of NYFE (or NYFCC) as a result of any sale, lease or other disposition of assets. AMEX may assign

13

to ACE (or ACCC) or any Successor in Interest of ACE (or ACCC) as AMEX deems appropriate such of the AMEX's privileges, rights and duties as arise under the Basic Agreement and relate to services provided to ACE (or ACCC) or any Successor in Interest of ACE (or ACCC) and may transfer and convey to ACE (or ACCC) or any Successor in Interest of ACE (or ACCC) full right, title and interest, without restriction or incumbrance of any nature whatsoever, in and to any or all of such of the EDP Financial Futures Property and the Enhanced EDP Financial Futures Property as is included within the term "NYSE/AMEX EDP Property" as provided herein. A "Successor in Interest of ACE (or ACCC)" as used in the preceding sentence shall mean any successor corporation of ACE (or ACCC) upon the merger or consolidation of ACE (or ACCC) or any person which acquires all or substantially all of the property, assets and business of ACE (or ACCC) as a result of any sale, lease or other disposition of assets.

§ 9. AMEX agrees that in order to provide NYSE (and/or NYFE and NYFCC) with the services provided by the ACE Market Data System, the ACE Surveillance System and the ACCC Clearing and Settlement System, SIAC may utilize any

14

computer hardware system or computer hardware in its possession as it deems appropriate.

§ 10. The next six month review by SIAC, as required by the eighth paragraph of Section 7 of the Basic Agreement, which is due after the execution of this agreement shall, to the extent then feasible, modify each of the Schedules attached to the Basic Agreement so as to properly reflect this amendment thereto.

§ 11. This agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns. This agreement may not be assigned by either party without prior written consent of the other party except to a successor corporation upon merger or consolidation of either party, or to a corporation or partnership or other entity acquiring substantially all of the property, assets and business of either party by sale, lease or other disposition, or to any corporation controlling, controlled by, or under common control with either party.

15

§ 12. As supplemented, modified and amended by this agreement, the Basic Agreement is hereby ratified and confirmed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this agreement the date first above written.

NEW YORK STOCK EXCHANGE, INC.

By /s/
_____

AMERICAN STOCK EXCHANGE, INC.

By /s/
_____

SECURITIES INDUSTRY AUTOMATION
   CORPORATION

By /s/
_____

AMEX Commodities Exchange, Inc. and AMEX Commodities Clearing Corporation each hereby certifies that it has been furnished with a copy of the foregoing agreement and has examined the same and that it consents to all provisions of said agreement and, in particular, agrees that it has no objection (a) to the transfer and conveyance by AMEX to AMEX and NYSE jointly of full right, title and interest in and to the EDP Financial Futures Property as provided in said agreement, (b) to the joint ownership by NYSE and AMEX of such of the Enhanced EDP Financial Futures Property (as that term is defined in said agreement), as falls within the term "NYSE/AMEX EDP Property", as provided therein, or (c) to the interests which NYFE and NYFECC may obtain in, or to the benefits which may be conferred upon them by, the EDP

Financial Futures Property and the Enhanced EDP Financial Futures Property, as contemplated by said agreement.

AMEX COMMODITIES EXCHANGE, INC.

By /s/ _____

AMEX COMMODITIES CLEARING
   CORPORATION

By /s/ _____

Dated: August 13, 1979

     New York Futures Exchange, Inc. and New York Futures Clearing Corporation each hereby certifies that it has been furnished with a copy of the foregoing agreement and has examined the same and that it consents to all provisions of said agreement and, in particular, that it has no objection to the interests which ACE and ACCC may continue to have or may obtain in, or to the benefits which may be conferred upon them by, the EDP Financial Futures Property, the Enhanced EDP Financial Futures Property and any enhancement of any of the Systems, the cost of which is not shared between NYSE and AMEX as provided in the third sentence of the third paragraph of § 5 of said agreement, all as contemplated by said agreement.

NEW YORK FUTURES EXCHANGE, INC.

By /s/ _____

NEW YORK FUTURES CLEARING
   CORPORATION

By /s/ _____

Dated: August 13, 1979

Exhibit 21.1

Exhibit 21.1

<u>SUBSIDIARIES OF NYSE GROUP, INC.</u>

The following table lists the subsidiaries of NYSE Group, Inc. and their states or jurisdiction of incorporation, as of July 19, 2005.

Name	State/Jurisdiction of Incorporation
Archipelago Merger Sub, Inc.	Delaware
NYSE Merger Sub LLC	New York

The following table lists the expected subsidiaries of NYSE Group, Inc. and their states or jurisdiction of incorporation, upon completion of the mergers between the New York Stock Exchange, Inc., and Archipelago Holdings, Inc.

Name	State/Jurisdiction of Incorporation
New York Stock Exchange LLC	New York
NYSE Market, Inc. (1)	Delaware
NYSE Regulation, Inc. (1)	New York
Stock Clearing Corporation (2)	New York
Newex Corporation (2)	New York
Newin Corporation (2)	New York
New York Stock Exchange, Inc. (2)	Connecticut
New York Stock Exchange (2)	New Jersey
Securities Industry Automation Corporation (3)	New York
Sector, Inc. (4)	New York
ARCA-GNC Acquisition, L.L.C. (5)	Delaware
Archipelago Brokerage Services, L.L.C. (5)	Delaware
Archipelago Direct, L.L.C. (5)	Delaware
Archipelago Europe, Ltd. (5)	England & Wales
Archipelago Exchange, L.L.C. (5)	Delaware
Archipelago Market Data Services, L.L.C. (5)	Delaware
Archipelago Overseas, L.L.C. (5)	Delaware
Archipelago Securities, L.L.C. (5)	Delaware
Archipelago Trading Services, Inc. (6)	Florida
Wave Securities, L.L.C (5)	Illinois
Wave Securities Canada Inc. (5)	New Brunswick, Ontario & Quebec, Canada

(1)   Wholly-owned subsidiary of New York Stock Exchange LLC

(2)   Wholly-owned subsidiary of NYSE Market, Inc.

(3)   Two-thirds owned subsidiary of NYSE Group, Inc.

(4)   Wholly-owned subsidiary of Securities Industry Automation Corporation

(5)   Wholly-owned subsidiary of Archipelago Holdings, Inc.

(6)   Archipelago Trading Services, Inc. is a wholly-owned subsidiary of ARCA-GNC Acquisition, L.L.C.

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Exhibit 23.1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-4 of the NYSE Group, Inc. of our report dated March 8, 2005, except for Notes 3 and 14, as to which the date is July 18, 2005, relating to the financial statements of the New York Stock Exchange, Inc, which appear in such Registration Statement. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
New York, New York
July 20, 2005

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Exhibit 23.2

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to reference to our firm under the caption "Experts" in the Registration Statement on Form S-4 No. 333-00000 and related Prospectus of NYSE Group, Inc. for the registration of 158,306,662 shares of its common stock and to the incorporation by reference therein of our report dated February 10, 2005, with respect to the consolidated financial statements and schedules of Archipelago Holdings, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, NY
July 20, 2005

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Exhibit 99.3

[Letterhead of Lazard Frères & Co. LLC]

CONSENT OF LAZARD FRERES & CO. LLC

We hereby consent to (i) the use of our opinion letter, dated April 20, 2005, to the Board of Directors of New York Stock Exchange, Inc. (the "Company"), included as Annex E to the Joint Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 relating to the proposed merger between the Company and Archipelago Holdings, Inc., (ii) the references to such opinion in such Joint Proxy Statement/Prospectus, (iii) the use of our presentation, dated April 2005, to the Board of Directors of the Company, included as an exhibit to the Registration Statement on Form S-4 relating to the proposed merger between the Company and Archipelago Holdings, Inc. and (iv) the use of our name in the Registration Statement on Form S-4 relating to the proposed merger between the Company and Archipelago Holdings, Inc. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the aforementioned Registration Statement. In giving such consent, we do not admit and we hereby disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Dated: July 20, 2005

LAZARD FRERES & CO. LLC

By: /s/ David Schuster
Name: David Schuster
Title: Managing Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 99.4

Exhibit 99.4

[Letterhead of Greenhill & Co., LLC]

CONSENT OF GREENHILL & CO., LLC

We hereby consent to the inclusion of our opinion letter, dated April 20, 2005, to the Board of Directors of Archipelago Holding, Inc. appearing as Annex F to the proxy statement-prospectus which forms a part of the Registration Statement on Form S-4 of NYSE Group, Inc., and to the references in such proxy statement-prospectus to our firm under the headings "Summary - Opinion of Financial Advisors," "The Mergers - Background to the Mergers," "The Mergers - Archipelago's Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors," "The Mergers - Opinion of Archipelago's Financial Advisor," and "Certain Relationships and Related Party Transactions".

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Greenhill & Co., LLC

By: /s/ Ulrika Ekman
Name: Ulrika Ekman
Title: Managing Director and General Counsel

July 20, 2005

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 99.5

Working Draft

Project Independence

LAZARD

Table of Contents

The information herein has been prepared by Lazard based upon information supplied by Navy and Army and publicly available information, and portions of the information herein may be based upon certain statements, estimates and forecasts provided by Navy and Army with respect to the anticipated future performance of Navy and Army and the combined company. We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of Navy, Army or any other entity, or concerning solvency or fair value of Navy or Army or any other entity. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Navy and Army as to the future financial performance of Navy, Army and the combined company, as the case may be; we assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We have valued Navy, and the Navy membership interests on a standalone basis by reference to the new Navy standalone model provided to us and Navy's proposed changes in contemplation of or as part of any strategic transaction or restructuring (together, the "Navy standalone model"), and we express no opinion on the effect of the implementation of the new Navy standalone model. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise. These materials and information were prepared exclusively for the benefit and internal use of the Board of Directors of Navy in order to assist it in evaluating a possible transaction with Army and do not address the relative merits of the possible transaction with Army as compared to any alternative strategy or transaction that might be available to Navy. These materials and the information contained herein are confidential and may not be disclosed publicly or made available to third parties without the prior written consent of Lazard; provided, however, that you may disclose to any and all persons the U.S. federal income tax treatment and tax structure of the transaction described herein and the portions of these materials that relate to such tax treatment or structure. Lazard will not be responsible for and will not provide any tax, accounting, actuarial, legal or other specialist advice.

I   **Executive Summary**

Transaction Summary

TRANSACTION	▪ Navy will be reorganized from a New York not-for-profit corporation into a business corporation through a merger with a newly formed wholly-owned subsidiary
	▪ After the reincorporation of Navy, Navy will be merged with and into a wholly-owned subsidiary of a new holding company – Navy Holdings, Inc. which will be the publicly traded corporation after the merger. Army will merge with another wholly-owned subsidiary of Navy Holdings
	▪ Except with respect to the cash distribution to Navy members, the transaction has been structured to qualify as a tax-free transaction for federal income tax purposes for both Navy members and Army shareholders
TRANSACTION CONSIDERATION	▪ Army shareholders will exchange their shares for 30% of the equity in Navy Holdings
	▪ Navy members will exchange their membership interests for 70% of the equity in Navy Holdings
	▪ Navy Holdings will be a for-profit, publicly-traded entity
CASH AT CLOSING / DIVIDENDS	▪ In connection with the transaction, Navy's members will receive a cash distribution of $300,000 per member; aggregate amount of such distribution shall be $409.8 million
	▪ Navy has a right to issue additional cash dividends to its members prior to the closing to the extent that its free cash exceeds an amount equal to 233 1/3% of Army's free cash at closing
	▪ Army has a right to issue cash dividends to its shareholders prior to the closing to the extent that its free cash exceeds an amount equal to 3/7ths of Navy's free cash at closing.
	▪ Free cash is defined as cash on hand net of any long-term debt and net of the $409.8mm Navy distribution
	▪ After taking into account any dividend, Navy must have at least $350 million of free cash at closing, and Army must have at least $150 million of free cash at closing
NAME	▪ Navy Holdings, Inc.
HEADQUARTERS	▪ New York, NY
BOARD COMPOSITION / MANAGEMENT	▪ 14 directors, 11 of whom shall be the existing Navy directors and 3 of whom shall be designated by Army
	▪ Other than CEO of Navy Holdings, all will be independent under Navy's existing independence policies
	▪ Current CEO of Navy will be CEO of Navy Holdings

Transaction Summary (cont'd)

CLOSING CONDITIONS OF MERGER	■ Two-thirds Navy member approval and approval of a majority of Army shareholders ■ Requisite governmental consents and approvals, accuracy of representations and warranties subject to MAE qualifications and performance in all material respects of each party's obligations under the merger agreement
FIDUCIARY OUT	■ Either Army or Navy may, prior to receipt of the required member or stockholder vote (as applicable) may change its recommendation if that party has received a bona fide acquisition proposal from a third party and its board of directors concludes in good faith that the proposal is a "superior proposal" ■ Prior to termination, the other party has a seven day period to "match" the terms of the "superior proposal" ■ If a superior proposal is accepted and the transaction is terminated, Army/Navy must pay a termination fee of $35 million and reimburse the other party for out-of pocket expenses of up to an additional $5 million
TERMINATION	■ Each party also has the right to terminate if the transaction does not close by May 1, 2006 (either party may extend the termination date for up to an additional four months if the only closing condition remaining is governmental/ regulatory approval or if the Navy members or the Army stockholders do not vote in favor of the transaction)
OTHER	■ Shares that are issued to Navy members will be subject to transfer restrictions. The transfer restrictions will be removed in equal installments on each of the third, fourth and fifth anniversaries of the closing. The Board of Navy Holdings Inc. will have the right to remove these transfer restrictions earlier in its sole discretion ■ All trading rights in Navy will be retained by Navy Holdings, which will license them after the closing
ANTICIPATED CLOSING	■ Q4 2005

Strategic Rationale



COMBINED OPERATIONS

- Positioned to compete on global basis
- Multiple products across cash and derivative markets
- Full listing offering
- Opportunity to leverage rich Navy market data with advanced Army data management tools
- Acceleration of new product rollout
- Catalyst for cultural change
- Combined world-class management team



NAVY

- Scale
- Brand
- Reliability

ARMY

- Speed
- Innovation
- Responsiveness
- Efficiency

Potential Risks

- **General**
  - Decline in overall market volumes
  - Further fee compression for trading OTC and listed securities

- **Army**
  - Impact of Regulation NMS
    - Exposure to Tape B revenues which could be adversely affected
    - Impact of trade through rule
  - PCX Holdings
    - Successful closure of acquisition
    - Integration of businesses
    - Development of electronic options platform
  - Erosion of market share in OTC securities

- **Navy**
  - Achievability of standalone cost and revenue improvements
  - Implementation of profit model
  - Long term position of Navy's SRO
  - Successful delivery of Hybrid+ system
  - Erosion of Listed market share

- **Transaction specific risks**
  - Fit of Army / Navy market models
  - Information technology development costs and systems integration
  - Cultural fit between the two organisations
  - Dependency on key Army / Navy management to implement combined business plan
  - Securing necessary regulatory approvals
  - Ability to secure Navy member vote
  - Ability to achieve revenues associated with leasing Navy trading rights

Activity To Date

■ Initial contacts in January 2005 – CEO to CEO and CFO to CFO

■ Confidentiality agreements signed

■ Preliminary due diligence conducted mid-February 2005

    ■ Financial, legal/regulatory, operational/technology meetings

■ Work on projections, potential synergies and pro forma financials in late February 2005 / early March 2005

■ Continuing work on pro forma financials and projections in early March 2005

■ Additional CEO and CFO discussions throughout March 2005

■ Ongoing negotiations re key terms – late March 2005 / early April 2005

■ Navy CEO meetings with Army senior executives

■ Army CEO meetings with Navy senior executives

■ Regularly scheduled Navy board meeting – April 7, 2005

■ Preliminary board meeting on April 18, 2005; board meeting on April 19, 2005; fairness opinion to be delivered on April 20, 2005

■ Anticipated announcement April 20, 2005 after close of market

II   Army

Army History

- **In December of 1996, Gerald Putnam co-founded The Army Electronic Communications Network ("Army ECN") to take advantage of a market opportunity resulting from the SEC's new order handling rules that govern trading in Nasdaq-listed securities**

- **Army ECN was launched in January 1997, as one of the four original ECNs approved by the SEC**

- **Since inception, Army has offered its subscribers an execution model ("SmartBook") – a national limit order book for OTC and listed stocks**

- **In July 2000, partnered with the Pacific Exchange, Inc. ("PCX") to create first open, all electronic stock market in the U.S.**

  - SEC approved rules governing ArmyEx in October 2001

  - In March 2002, ArmyEx began trading PCX primary listings

  - Migrated the trading of Nasdaq-listed securities from the Army ECN to ArmyEx in April 2003

- **PCX relationship gives Army ability to self-clear portion of its trades and realize market data and listing revenue**

- **By November 2002, completed rollout of listed securities on ArmyEx**

- **On August 11, 2004, Army completed an initial public offering and received net proceeds of $67.6 million**

- **Army currently has approximately 14% share of total U.S. market volume, up from 9% in 2002**

  - Third largest market share on OTC market

  - Growing share of listed trading

  - Leading presence in ETFs

Army Business Overview

($ in millions)

DESCRIPTION		2004 NET REVENUES(a)	
		$	% OF TOTAL
TRADING PLATFORM	▪ Open all-electronic stock market	$232.1	68.1%
	▪ Access to over 8,000 securities through four platforms:		
	▪ ArmyEx – NYSE, NASDAQ, AMEX and PCX		
	▪ ArmyEdge – OTC Bulletin Board (small cap)		
	▪ NYSE DOT interface		
	▪ Army Europe Ltd. (UK)		
MARKET DATA	▪ Fees for providing data to centralized aggregators based on the level of trading activity on ArmyEx	$56.6	16.6%
AGENCY BROKERAGE (WAVE)	▪ Agency brokerage services to institutional customers who are not broker dealers and may not access ArmyEx or other market	$51.5	15.1%
	▪ Does not solicit customer orders		
	▪ To be sold prior to close of transaction		
LISTING FEES	▪ Contractual arrangement with the Pacific Exchange	$0.4	0.3%
	▪ Fees from 236 companies listed on Pacific Exchange		
Total		**$340.6**	**100.0%**

(a) Net of $200.7mm for liquidity payments.

Trading Volume – Historical

	2002	2003	2004	2002-2004 INCREASE IN MARKET SHARE
TOTAL U.S. MARKET VOLUME	 Army 8.86%	 Army 12.61%	 Army 14.17%	+5.31%
NASDAQ VOLUME	 Army 17.24%	 Army 24.57%	 Army 25.25%	+8.01%
AMEX VOLUME	 Army 5.53%	 Army 12.18%	 Army 22.71%	+17.18%
NAVY VOLUME	 Army 0.94%	 Army 1.12%	 Army 1.82%	+0.88%

ARMY % OF CUSTOMER ORDER VOLUME			
Matched Internally	65.9%	80.6%	86.6%
Routed Out	34.1	19.4	13.4

ARMY AVERAGE TRANSACTION COSTS (PER SHARE)			
Gross Trading Revenues	$0.0044	$0.0037	$0.0035
Liquidity Payments	(0.0006)	(0.0013)	(0.0014)
Net Trading Revenues	$0.0038	$0.0024	$0.0021
Net Trading Revenues ($mm)	$ 309.8	$ 275.6	$ 283.6

Trading Volume – Management Projections

	1Q05	2005E	2006E	2007E	1Q05–2007
TOTAL U.S. MARKET VOLUME	 Army 13.63%	 Army 15.16%	 Army 16.56%	 Army 18.33%	+4.70%
NASDAQ VOLUME	 Army 23.53%	 Army 24.50%	 Army 26.00%	 Army 27.50%	+3.97%
AMEX VOLUME	 Army 25.53%	 Army 27.50%	 Army 30.50%	 Army 33.50%	+7.97%
NAVY VOLUME	 Army 2.50%	 Army 4.24%	 Army 7.12%	 Army 9.08%	+6.58%

ARMY AVERAGE TRANSACTION COSTS (PER SHARE)	1Q05	2005E	2006E	2007E
Gross Trading Revenues	$0.0033	$0.0034	$0.0032	$0.0031
Liquidity Payments	(0.0014)	(0.0014)	(0.0012)	(0.0012)
Net Trading Revenues	$0.0019	$0.0020	$0.0020	$0.0019
Net Trading Revenues ($mm)	$ 267.2 (Annualized)	$ 325.6	$ 406.3	$ 475.3

Source: Army Management.

WORKING DRAFT

Market Data Revenues

($ in millions)



2004

A
5%

B
40%

C
55%

Total: $57

2005E

A
6%

B
59%

C
35%

Total: $59

2006E

A
11%

B
56%

C
33%

Total: $73

2007E

A
13%

B
54%

C
33%

Total: $84

MARKET DATA REVENUE



Tape A: NYSE
Tape B: AMEX
Tape C: Nasdaq

Source: Army Management.

10 │ LAZARD

PCX Holdings

(\$ in millions)

- **On January 3, 2005 announced acquisition of PCX Holdings for approximately \$51mm**

- **PCX Holdings is comprised of:**

  - Pacific Exchange's options business represents ~10% of U.S. market

  - PCX (current regulator of ArmyEx)

  - 20% interest in the Options Clearing Corporation

- **Strategic vision of combining equity and option trading on a single exchange**

- **Financial impact of PCX not included in IBES estimates; included in management estimates from 4Q 2005 onwards**

  - Anticipate significant revenue and cost synergies

- **Anticipated closing: Summer 2005**

- **Our valuation of Army assumes completion of PCX acquisition**

PURCHASE PRICE	
Cash	\$40.6
Stock	10.1
Announced Purchase Price	\$50.7

	MANAGEMENT PROJECTED **FINANCIAL PERFORMANCE**		
	2005E	**2006E**	**2007E**
Revenues	\$31.7	\$56.7	\$67.6
EBITDA	5.1	23.3	40.1

Source: Army Management.

11 | LAZARD

Financial Summary

($ in millions)

NET REVENUES



**Management
Projections**

CAGR:	
2000-2004	54.3%
2004-2005	17.2%
2004-2007	18.9%

$700
600
500
400
300
200
100
0

$60 $155 $312 $306 $341 $399 $492 $572

00 01 02 03 04 05 06 07

EBITDA



EBITDA Margin

**Management
Projections**

CAGR:		NM
2000-2004		
2004-2005	7.7%	
2004-2007	29.0%	

($38) ($27) ($17) $31 $100 $107 $159 $214

| Net Income | – | – | – | $46 | – | $49 | $73 | $104 |

Source: Army Management (includes Wave).

12 | LAZARD

WORKING DRAFT

Earnings Per Share

($ per share)

ANNUAL EARNINGS PER SHARE



CAGR	
2004-2007E	27.6%

■ Management/Actual

■ IBES

Source: IBES and Army Management.
Note: Assumes annualized tax rate pre-IPO. Projections assume a constant share count.

Selected Market Data

($ in millions, except per share amounts)

1 YEAR PRICE/VOLUME HISTORY

1 YEAR INDEXED PRICE HISTORY



Price	IPO (8/12/04): $11.50/share	Volume (in 000s)

26 Aug 04
Launch of ArmyVision (online access to exchange-provided real-time and historical information)

3 Jan 05
Acquisition of PCX Holding, parent company to the Pacific Exchange and PCX Equities

— Army   — Composite (a)   — S&P 500

37.2%
30.0%
7.8%

SUMMARY FINANCIAL INFORMATION AND VALUATION STATISTICS (2004)

Net Revenues	$340.6
EBITDA	99.7
Net Income (normalized tax rate)	45.7
Total Long-Term Debt	0.0
Book Value	460.9
Tangible Book Value	236.8
2005E EPS IBES	$1.05
2006E EPS IBES	1.20
Long-Term Growth Rate (IBES)	11.0 %
EBITDA Margin	29.3
Annual Dividend	$0.00
Dividend Yield	0 %

Share Price (4/18/05)	$16.75
FD Shares Outstanding (mm)	47.643
Market Equity Value	$798.0
Less: Cash	(177.9)
Enterprise Value	$620.1
Equity Value as a Multiple of:	
Book Value	1.73 x
Tangible Book Value	3.37
2005E EPS IBES	16.0 x
2006E EPS IBES	14.0
Enterprise Value as a Multiple of:	
Net Revenues	1.8 x
EBITDA	6.2

Source: *FactSet (4/18/05).*
(a) Includes Chicago Mercantile Exchange, eSpeed, International Securities Exchange, Investment Technology Group and Nasdaq.

Analyst Commentary

12-MONTH ANALYST RECOMMENDATION SUMMARY

FIRM NAME	ANALYST	RECOMM.	TARGET PRICE	2005E EPS	2006E EPS	DATE
Keefe, Bruyette & Woods	R. Herr	Outperform	$22.50	$1.06	$1.25	4/18/05
Sandler O'Neill & Partners	R. Repetto	Hold	18.00	1.02	1.19	4/18/05
Lehman Brothers	R. Freeman	Neutral	20.00	1.04	NA	4/6/05
Raymond James	M. Vinciquerra	Underperform	--	1.01	1.07	4/4/05
Piper Jaffray	P. Swanson	Market Perform	20.00	0.96	1.12	4/1/05
Jefferies	C. Chamberlain	Hold	18.00	1.13	1.23	2/1/05
JP Morgan	W. Tanona	Neutral	--	1.15	1.30	9/21/04
Bear Stearns	D. Goldberg	Peer Perform	--	1.06	1.22	9/15/04

CONSENSUS

Recommendations:

Buy	12.5%
Hold	75.0
Sell	12.5

Target Share Price:

Current Price	$16.75
Median Target	20.00
% Change to Current Price	*+19.4%*

EPS Estimates:

2005E	$1.05
2006E	$1.20
'05-'06 Growth	15%
IBES L-T Growth	11

COMMENTS

■ "Over the past few months, we believe that the industry competition has increased with Nasdaq lowering prices in November 2004 and just this week announcing free order routing services to Navy's DOT services." *Piper Jaffray (4/1/05)*

■ "Regulators are pushing markets to formulate policies that will eliminate tape/trade shredding… There do remain possible positives to the Army story of which investors should be aware, such as possible market share gains on the NYSE or a merger in the space." *Raymond James (2/18/05)*

■ "During the [fourth] quarter, Army recorded sequential market share declines in Nasdaq and AMEX, yet generated market share gains in NYSE-listed names. We believe pending market structure changes will allow Army to further grow its NYSE market share." *Bear Stearns (1/24/05)*

■ "Key growth opportunities include organic industry volume growth, which has grown at 14%-19% annually historically, and incremental legs of growth from continued market share gains in Nasdaq/ETF securities, volume gains in Listed stocks brought on by regulatory change, additional listing fees and potential industry consolidation." *Merrill (9/22/04)*

Source: Bloomberg and equity research.

15 | LAZARD

Relevant Comparable Companies

($ in millions)

| | | EQUITY ATS/ECN | | NON-EQUITY EXCHANGES | | TRADING | | | |
	ARMY	NASDAQ	INSTINET	CME	ISE	ITG	LABRANCHE	KNIGHT TRADING	eSPEED
PRODUCTS									
Equities	●	●	●			●	●	●	●
Options				●	●		●		●
Futures				●			●		●
Clearing			●						
Securities Depository									
REVENUE BREAKDOWN									
Listing	--	31%	--	--	--	--	--	--	--
Cash Transactions	83%	44	100% (a)	--	--	62%	100%	87%	80% (d)
Derivatives Transactions	--	--	--	85% (b)	66%	--	--	--	--
Market Data	17	18	--	11	14	--	--	--	20
Clearing	--	--	--	--	--	--	--	--	--
Other	--	8	--	4	20	38	--	13 (c)	--

RANKINGS

'03-'04 REVENUE GROWTH

RANK	COMPANY	GROWTH
1	CME	37.9
2	ISE	24.7
3	Knight Trading	14.6
4	**Army**	**11.5**
5	eSpeed	5.7
6	Instinet	2.8
7	ITG	0.1
8	LaBranche	(3.8)
9	Nasdaq	(17.8)

LTM EBITDA MARGIN

RANK	COMPANY	MARGIN
1	CME	56.4%
2	ISE	46.1
3	eSpeed	43.7
4	LaBranche	36.8
5	Nasdaq	30.4
6	**Army**	**29.3**
7	ITG	25.7
8	Instinet	20.5
9	Knight Trading	15.5

EPS GROWTH

RANK	COMPANY	L-T	'04-'05	'05-'06
1	ISE	27.7%	14.9%	23.7%
2	CME	15.0	25.4	12.4
3	Knight Trading	15.0	19.0	38.0
4	Instinet	14.0	54.2	40.5
5	eSpeed	12.5	(65.5)	57.9
6	**Army (IBES)**	**11.0**	**0.0**	**14.8**
7	Nasdaq	10.0	0.0	89.7
8	ITG	10.0	24.2	10.4
9	LaBranche	5.0	(14.3)	37.5

Source: FactSet (4/18/05) and Company Filings.
(a) Includes market data revenue from INET as well as clearing revenues.
(b) Includes clearing activity.
(c) Includes revenues from asset management.
(d) Includes both cash and derivatives which are not split out by the company.

Excluded Comparable Companies

		REVENUE BREAKDOWN						COMMENTS
		LISTING	CASH TRANSACTIONS	DERIVATIVES TRANSACTIONS	MARKET DATA	CLEARING & SETTLEMENT	OTHER	
		5%	18%	36%	31%	8%	3%	
	Euronext							■ National exchanges that are mostly local monopolies. Business model risks to revenue and competitive dynamics are different to Army's
	LSE	15	38	2	40	-	4	
	TSX	43	34	-	20	-	3	■ These differences include:
	ASX	22	44	16	12	-	6	▪ Listing revenues
INTERNATIONAL EXCHANGES	OM HEX	6	14	10	7	8	55	▪ Clearing revenues
	HK Exchanges	16	28	14	13	29	-	▪ Derivatives revenues
	Sing. Exchange	7	13	-	15	60	5	▪ Technology revenues
	Deutsche Boerse	1	14	28	8	40	9	
OTHER	ICAP	-	51	42	2	-	6	■ International interdealer broker business model and instruments traded are different to Army's

Source: FactSet (4/18/05) and Company Filings.

Comparative Valuation Statistics for Army

($ in millions)

TRADING COMPARABLES

		Equity Value	% of 52-W High	Enterprise Value/LTM			LTM Margins		Price/Earnings		
				Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
EQUITY ATS/ECN	Nasdaq	$847	89.7%	2.0x	6.7x	13.8x	30.4%	14.6%	27.3x	27.3x	14.4x
	Instinet	1,996	79.3	1.6	7.7	12.6	20.5	12.4	49.4	32.1	22.8
NON-EQUITY EXCHANGES	CME	$5,992	75.0%	7.3x	12.9x	14.9x	56.4%	49.0%	27.1x	21.6x	19.2x
	ISE	860	70.4	5.9	12.9	13.8	46.1	42.9	29.0	25.2	20.4
TRADING	ITG	$731	84.5%	1.6x	6.2x	8.2x	25.7%	19.6%	18.7x	15.0x	13.6x
	LaBranche	467	72.0	1.4	3.9	4.4	36.8	32.6	27.4	32.0	23.3
	Knight Trading	1,060	67.0	1.0	6.3	7.4	15.5	13.3	21.5	18.0	13.1
	eSpeed	481	46.2	1.7	3.8	5.7	43.7	29.0	16.1	46.7	29.6
ARMY	Management	$798	73.1%	1.8x	6.2x	8.5x	29.3%	21.4%	18.0x (b)	16.3x	11.0x
	IBES									16.0	14.0
MEMO	Instinet (a)	1,783	NM	1.3	6.2	10.2	20.5	12.4	44.1	28.6	20.4

Mean Summary Statistics:

	% of 52-W High	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
Equity ATS/ECN	84.5%	1.8x	7.2x	13.2x	25.4%	13.5%	38.3x	29.7x	18.6x
Non-Equity Exchanges	72.7	6.6	12.9	14.4	51.3	46.0	28.0	23.4	19.8
Trading	67.4	1.4	5.1	6.4	30.4	23.6	20.9	27.9	19.9

All:

	% of 52-W High	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
High	89.7%	7.3x	12.9x	14.9x	56.4%	49.0%	49.4x	46.7x	29.6x
Low	46.2	1.0	3.8	4.4	15.5	12.4	16.1	15.0	13.1
Mean	73.0	2.8	7.5	10.1	34.4	26.7	27.1	27.2	19.5
Median	73.5	1.6	6.5	10.4	33.6	24.3	27.2	26.3	19.8

Source: FactSet (4/18/05) and Company Filings.
(a) Instinet adjusted for bid speculation: stock price as of 9/30/04 (grown at industry composite index).
(b) Adjusted for normalized tax rate (pre-IPO).

WORKING DRAFT

Comparative Valuation Statistics for Army (cont'd)

($ in millions, except per share amounts)

IMPLIED VALUATION

	Enterprise Value/LTM			LTM Margins		Price/Earnings		
	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
Mean Summary Statistics:								
Equity ATS/ECN	1.8x	7.2x	13.2x	25.4%	13.5%	38.3x	29.7x	18.6x
Non-Equity Exchanges	6.6	12.9	14.4	51.3	46.0	28.0	23.4	19.8
Trading	1.4	5.1	6.4	30.4	23.6	20.9	27.9	19.9
All:								
High	7.3x	12.9x	14.9x	56.4%	49.0%	49.4x	46.7x	29.6x
Low	1.0	3.8	4.4	15.5	12.4	16.1	15.0	13.1
Mean	2.8	7.5	10.1	34.4	26.7	27.1	27.2	19.5
Median	1.6	6.5	10.4	33.6	24.3	27.2	26.3	19.8
Relevant Multiple Range:								
Low	1.5x	7.0x	9.0x			16.0x	15.0x	14.0x
High	2.5	9.0	11.0			22.0	20.0	16.0
Army Statistics:								
Army Management	$341	$100	$73			$46	$49	$73
IBES	--	--	--			--	50	57
Net Cash/(Debt)	$178	$178	$178			--	--	--
Implied Equity Value:								
Low - Management	$689	$876	$835			$731	$733	$1,016
High - Management	1,029	1,075	981			1,006	978	1,161
Low - IBES	--	--	--			--	747	800
High - IBES	--	--	--			--	996	915

Reference Equity Value Range	**$850**	**-**	**$1,000**
Per Share	*$17.84*		*$20.99*

WORKING DRAFT

Comparable Private Market Transaction Multiples
($ in millions)

PRECEDENT TRANSACTIONS

	Ann. Date	Target	Acquiror	Market Value	Enterprise Value/LTM Revenue	EBITDA	EBITA	LTM P/E
EXCHANGES	12/13/04	London Stock Exchange (failed)	Deutsche Börse	$2,591	4.9x	11.6x	14.6x	21.2x
	12/1/04	Copenhagen Stock Exchange	OMHEX	218	3.9	7.6	9.8	16.3
	5/21/04	National Stock Exch. of Lithuania	OMHEX	4	NA	NA	NA	33.6
	5/18/04	Budapest Stock Exchange	Wiener Börse	75	9.0	NA	NM	NM
	3/18/02	Riga Stock Exchange	HEX	NA	NA	NA	NA	NA
	12/20/01	BVLP	Euronext	117	2.3	7.0	7.9	14.9
	2/28/01	Tallin Stock Exchange	HEX	2	NA	NA	NA	NA
	8/29/00	London Stock Exchange	OM Group	1,488	5.3	14.4	23.1	33.6
ECN (a)	**5/25/04**	**Brut**	**Nasdaq**	**$190**	**1.7x**	**NA**	**7.2x**	**NA**
	6/10/02	**Island**	**Instinet**	**508**	**3.3**	**12.7**	**13.9**	**23.1**
DERIVATIVES	10/29/01	Liffe	Euronext	$806	3.1x	9.7x	NA	27.1x
	5/1/01	Intercontinental	IPE Holdings	103	3.0	11.8	14.0	23.2

Mean Summary Statistics:

Exchanges	5.1x	10.1x	13.8x	23.9x
ECN	2.5	12.7	10.5	23.1
Derivatives	3.0	10.8	14.0	25.1

All:

High	9.0x	14.4x	23.1x	33.6x
Low	1.7	7.0	7.2	14.9
Mean	4.1	10.7	12.9	24.1
Median	3.3	11.6	13.9	23.2

Source: Company Filings.
(a) RediBook/Archipelago transaction not included as constructed as a merger of equals.

20 | LAZARD   WORKING DRAFT

Comparable Private Market Transaction Multiples (cont'd)

($ in millions)

PRIVATE MARKET VALUATION

	Enterprise Value/LTM			LTM
	Revenue	EBITDA	EBITA	P/E
Mean Summary Statistics:				
Exchanges	5.1x	10.1x	13.8x	23.9x
ECN	2.5	12.7	10.5	23.1
Derivatives	3.0	10.8	14.0	25.1
All:				
High	9.0x	14.4x	23.1x	33.6x
Low	1.7	7.0	7.2	14.9
Mean	4.1	10.7	12.9	24.1
Median	3.3	11.6	13.9	23.2
Relevant Multiple Range:				
Low	2.5x	11.0x	10.0x	22.0x
High	3.5	13.0	14.0	25.0
Army Statistics	$341	$100	$73	$46
Net Cash/(Debt)	$178	$178	$178	--
Implied Equity Value:				
Low	$1,029	$1,274	$908	$1,006
High	1,370	1,474	1,200	1,143

Reference Equity Value Range	**$1,000**	-	**$1,250**
Per Share	*$20.99*		*$26.24*

Source: Army Management.

21 | LAZARD

Potential Instinet Pricing
($ in millions)

■ **Market rumors indicate Instinet may be acquired at a value of $1.8bn**

    ■ Currently not possible to derive implied multiples for INET and Instinet Broker

■ **Set out below are the implied multiples at various prices**

		Hypothetical Transaction Value		
		Current Mkt. Value		
Equity Value	$1,800	$1,996	$2,000	$2,200
Net Debt	(897)	(897)	(897)	(897)
Enterprise Value	$903	$1,100	$1,103	$1,303
Enterprise Value/				
LTM Revenue	1.3x	1.6x	1.6x	1.9x
LTM EBITDA	6.3	7.7	7.7	9.1
LTM EBITA	10.4	12.6	12.7	15.0
Equity Value/				
LTM Earnings	44.6x	49.4x	49.5x	54.5x
2005E EPS	28.9	32.1	32.1	35.3
2006E EPS	20.6	22.8	22.8	25.1

Source: FactSet (4/18/05) and recent news.

22 | LAZARD

WORKING DRAFT

3-Year Discounted Cash Flow Analysis: Management

($ in millions)

■ **Present value of 2005-2007E expected cash flows plus a terminal value EBITDA multiple exit in 2007**

	PV of FCF	PV of Terminal Value EBITDA Multiple of		
		6.00x	6.75x	7.50x
Discount Rate 14.0%	$128	$866	$974	$1,082
15.0%	125	843	949	1,054
16.0%	122	822	924	1,027
17.0%	119	801	901	1,001

Present Value of Total Enterprise Value

	6.00x	6.75x	7.50x
14.0%	$994	$1,102	$1,210
15.0%	968	1,074	1,179
16.0%	944	1,046	1,149
17.0%	920	1,020	1,120

Reference Range:

Enterprise Value	$920	-	$1,200
Net Cash/(Debt)	178	-	178
Equity Value	**$1,098**	**-**	**$1,378**
Per Share	*$23.04*	*-*	*$28.92*

Implied Perp Growth at EBITDA Multiple of

	6.00x	6.75x	7.50x
Discount Rate 14.0%	4.5%	5.5%	6.3%
15.0%	5.4%	6.4%	7.2%
16.0%	6.3%	7.3%	8.1%
17.0%	7.2%	8.2%	9.1%

3-Year Discounted Cash Flow Analysis: IBES

($ in millions)

■ **Present value of 2005-2007E expected cash flows plus a terminal value EBITDA multiple exit in 2007**

	PV of FCF	PV of Terminal Value EBITDA Multiple of		
		6.00x	6.75x	7.50x
14.0%	$129	$537	$604	$671
Discount 15.0%	127	523	589	654
Rate 16.0%	124	510	574	637
17.0%	122	497	559	621

	Present Value of Total Enterprise Value		
	6.00x	6.75x	7.50x
14.0%	$666	$733	$800
15.0%	650	715	781
16.0%	634	698	762
17.0%	619	681	744

Reference Range:

Enterprise Value	$650	-	$800
Net Cash/(Debt)	178	-	178
Equity Value	**$828**	**-**	**$978**
Per Share	*$17.38*	*-*	*$20.53*

Implied Perp Growth at EBITDA Multiple of

	6.00x	6.75x	7.50x
14.0%	5.6%	6.5%	7.2%
Discount 15.0%	6.6%	7.4%	8.2%
Rate 16.0%	7.5%	8.4%	9.1%
17.0%	8.4%	9.3%	10.0%

Premium Paid Analysis
($ in millions)

PREMIUMS PAID

	$750 - $1,000				$1,000 - $1,250				$1,250 - $1,500		
	1-Day	1-Week	1-Month		1-Day	1-Week	1-Month		1-Day	1-Week	1-Month
Low	2.9 %	4.0 %	2.3 %		9.5 %	8.5 %	5.8 %		0.7 %	3.1 %	0.6 %
Median	**25.0**	**25.1**	**27.5**		**22.9**	**28.4**	**32.3**		**18.8**	**26.9**	**32.9**
High	61.6	85.8	94.3		23.6	27.0	32.1		47.1	60.9	131.8

IMPLIED VALUATION

	1 Day	1 Week	1 Month
Relevant Premium Range:			
Low	20.0 %	25.0 %	26.0 %
High	25.0	30.0	34.0
Share Price	$16.75	$17.01	$19.26
Implied Value per Share:			
Low	$20.10	$21.26	$24.27
High	20.94	22.11	25.81
Reference Range		**$1,042**	**$1,094**
Per Share		*$21.88*	*$22.95*
1-Day Premium		*30.6%*	*37.0%*

Source: FactSet (4/18/05) and SDC (1/04 – 4/05).
Note: U.S. transactions; excludes 10 highest and lowest data points.

Valuation Summary

($ in millions)

	ARMY IMPLIED VALUATION	PER SHARE	PREMIUM TO CURRENT	IMPLIED 2005E MULTIPLES EBITDA	P/E
52-WEEK RANGE (a)	$548 – $1,091	$11.50 – $22.90	(31%) – 37%	3.4x – 8.5x	11.2x – 22.3x
ANALYST PRICE TARGETS (a)	$858 – $1,072	18.00 – 22.50	7 – 34	6.3 – 8.3	17.5 – 21.9
COMPARABLE PUBLIC COMPANIES (a)	$850 – $1,000	17.84 – 20.99	7 – 25	6.3 – 7.7	17.4 – 20.5
PRECEDENT TRANSACTIONS (b)	$1,000 – $1,250	20.99 – 26.24	25 – 57	7.7 – 10.0	20.5 – 25.6
DISCOUNTED CASH FLOW - MGMT. (b)	$1,098 – $1,378	23.04 – 28.92	38 – 73	8.6 – 11.2	22.5 – 28.2
DISCOUNTED CASH FLOW – IBES (b)	$828 – $978	17.38 – 20.53	4 – 23	6.1 – 7.5	16.9 – 20.0
PREMIUM PAID ANALYSIS (b)	$1,042 – $1,094	21.88 – 22.95	31 – 37	8.1 – 8.5	21.3 – 22.4

Valuation range axis: $250 — $750 — $1,250 — $1,750

(a) Trading valuation.
(b) Takeover valuation.

26 | LAZARD

III Navy

Financial Summary

($ in millions)

REVENUES



EBITDA



Net Income	$50	$25	$40	$143	$195

Source: *Navy Management.*
Note: We have valued Navy, and the Navy membership interests on a standalone basis by reference to the new Navy standalone model, and we express no opinion on the effect of the implementation of the new Navy standalone model, including the contemplated loss of trading privileges for holders of Navy membership interests and the contemplated management equity incentive plan. With respect to the contemplated management equity incentive plan, we have relied on the estimate of Navy's Management as to the cost of $150mm.

WORKING DRAFT

Historical Seat Pricing

($ in millions)

ANNOUNCED SEAT SALES



ANNUAL RANGE OF PRICES



IMPLIED VALUE AT LAST TRADE

Last Trade	$1.620
Number of Seats	1,366
Total Value at Last Trade	$2,213

SUMMARY STATISTICS

	Seat Prices		
	Low	High	Average
Last Trade	$1.615	$1.615	$1.615
Last 5 Trades	1.550	1.615	1.599
Last 10 Trades	1.475	1.615	1.556
1-Year	0.975	1.615	1.282
3-Year	0.975	2.000	1.377
5-Year	0.975	2.550	1.556
8-Year	0.980	2.650	1.801
10-Year (a)	0.785	2.650	1.670

Source: Navy Management.
(a) Based on average mid-point (high and low trade) value per year.

Lease Revenue Analysis

($ in millions)



—— Annual Lease Rate ($mm)   —— % of Trading Price

Implied Seat Value at Various Yields ($mm)					
Effective		**Annual Lease Rate**			
Yield	**$0.055**	**$0.065**	**$0.075**	**$0.085**	
Last Trade	3.4%	$1.615	$1.909	$2.202	$2.496
1-Year Average	10.0	0.550	0.650	0.750	0.850
3-Year Average	15.8	0.349	0.412	0.475	0.539
5-Year Average	16.6	0.332	0.392	0.452	0.513
8-Year Average	13.4	0.411	0.486	0.560	0.635

Source: Navy Management.

Relevant Comparable Companies

	U.S.			INTERNATIONAL				
	NAVY	NASDAQ	INSTINET	D. BOERSE	EURONEXT	LSE	TSX	ASX
PRODUCTS								
Equities	●	●	●	●	●	●	●	●
Options				●	●	●		●
Futures			●	●	●			
Clearing				●				
Securities Depository				●				
REVENUE BREAKDOWN								
Listing	31%	31%	–	1%	5%	15%	43%	22%
Cash Transactions	15	44	100 %(a)	14	18	38	34	44
Derivatives Transactions	–	–	–	28	36	2	–	16
Market Data	38	18	–	8	31	40	20	12
Clearing	–	–	–	40	8	–	–	–
Other	17	8	–	9	3	4	3	6

RANKINGS

'03-'04 REVENUE GROWTH

RANK	COMPANY	GROWTH
1	TSX	26.5%
2	ASX	16.7
3	LSE	5.0
4	Instinet	2.6
5	Euronext	2.4
6	**Navy**	**0.9**
7	Deutsche Boerse	0.2
8	Nasdaq	(17.8)

LTM EBITDA MARGIN

RANK	COMPANY	MARGIN
1	TSX	55.5%
2	ASX	53.9
3	Deutsche Boerse	43.8
4	LSE	42.5
5	Euronext	34.7 (b)
6	Nasdaq	30.4
7	**Navy**	**22.0 (c)**
8	Instinet	20.5

EPS GROWTH

RANK	COMPANY	L-T	'04-'05	'05-'06
1	Instinet	14.0%	54.2%	40.5%
2	Deutsche Boerse	11.0	27.9	7.7
3	Euronext	11.0	(6.9)	11.9
4	Nasdaq	10.0	0.0	89.7
5	ASX	7.0	26.6	6.7
6	LSE	NA	14.1	12.8
7	**Navy**	**NA**	**63.2**	**256.8**
8	TSX	NA	12.8	9.5

Source: FactSet (4/18/05) and Company Filings.
(a) Includes market data revenue from INET as well as clearing revenues.
(b) Cash equities margins.
(c) Assuming internal cost savings of $147mm.

Excluded Comparable Companies

			REVENUE BREAKDOWN					COMMENTS
		LISTINGS	CASH TRANSACTIONS	DERIVATIVES TRANSACTIONS	MARKET DATA	CLEARING & SETTLEMENT	OTHER	
NON-US NATIONAL EXCHANGES	OM HEX	6%	14%	10%	7%	8%	55%	Derives substantial income from technology sales
	HK Exchanges	16	28	14	13	29	-	Fully integrated exchange model with substantial income from derivatives and clearing activities
	Sing. Exchange	7	13	-	15	60[a]	5	Fully integrated exchange model with substantial income from derivatives and clearing activities
BROKER DEALERS	LaBranche	-	100	-	-	-	-	Large customer of Navy's which provide order flow. No listing revenues. Proprietary trading activity with capital at risk
	Knight Trading	-	87	-	-	-	13	Large broker with hedge fund business
DERIVATIVES EXCHANGES	CME[b]	-	-	85	11	-	4	CME's underlying revenue growth is substantially higher. Revenues sourced substantially from interest rate and equity index derivative products transactions and clearing services
	ISE	-	-	66	14	-	20	High revenue growth dynamics. Revenues essentially sourced from equities options transactions
OTHER	eSpeed	-	80[c]	-	20	-	-	U.S. Treasuries electronic and voice based interdealer broker platform with different business dynamic to Navy's
	ITG	-	62	-	-	-	38	Electronic institutional crossing platform. Substantial revenue arising from agency brokerage and technology
	ICAP	-	51	42	2	-	6	International interdealer broker. Business model and instruments traded are different to Navy's

Source: Company Filings.
(a) SGX does not provide a breakdown of derivatives revenue and clearing revenue.
(b) CME does not disclose breakdown of board transaction clearing revenues.
(c) eSpeed does not provide a breakdown of their revenues by product.

31 | LAZARD

WORKING DRAFT

Comparative Valuation Statistics for Navy

($ in millions)

TRADING COMPARABLES

		Equity Value	% of 52-W High	Enterprise Value/LTM			LTM Margins		Price/Earnings		
				Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
U.S.	Nasdaq	$847	89.7%	2.0x	6.7x	13.8x	30.4%	14.6%	27.3x	27.3x	14.4x
	Instinet	1,996	79.3	1.6	7.7	12.6	20.5	12.4	49.4	32.1	22.8
INTERNAT'L	Euronext (a)	$3,721	NM	3.1x	8.9x	11.4x	34.7%	27.1%	13.8x	14.8x	13.2x
	LSE (a)	2,794	NM	5.4	12.8	16.2	42.5	33.4	26.8	23.5	20.9
	Deutsche Boerse	8,678	95.7	3.7	8.4	11.4	43.8	32.1	22.1	17.2	16.0
	TSX	1,673	91.0	6.5	11.7	12.7	55.5	51.1	21.2	18.8	17.1
	ASX	1,536	85.8	7.2	13.3	15.0	53.9	47.8	24.3	19.2	18.0
MEMO:	Euronext	$4,198	85.4%	3.5x	10.1x	12.9x	34.7%	27.1%	15.5x	16.7x	14.9x
	LSE	2,200	75.0	4.1	9.7	12.4	42.5	33.4	21.1	18.5	16.4
	Instinet (a)	1,783	NM	1.3	6.2	10.2	20.5	12.4	44.1	28.6	20.4

Mean Summary Statistics:

	% of 52-W High	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
U.S.	84.5%	1.8x	7.2x	13.2x	25.4%	13.5%	38.3x	29.7x	18.6x
International	90.8	5.2	11.0	13.3	46.1	38.3	21.6	18.7	17.0

All (Excl. memo):

	% of 52-W High	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
High	95.7%	7.2x	13.3x	16.2x	55.5%	51.1%	49.4x	32.1x	22.8x
Low	79.3	1.6	6.7	11.4	20.5	12.4	13.8	14.8	13.2
Mean	88.3	4.2	9.9	13.3	40.2	31.2	26.4	21.8	17.5
Median	89.7	3.7	8.9	12.7	42.5	32.1	24.3	19.2	17.1

Source: FactSet (4/18/05) and Company Filings.
(a) LSE, Euronext and Instinet adjusted for bid speculation: stock prices as of 12/10/04 (growth at FTSE index), 12/17/04 (grown at CAC40 index), and 9/30/04 (grown at industry composite index), respectively.

WORKING DRAFT

Comparative Valuation Statistics for Navy (cont'd)

($ in millions, except per share amounts)

IMPLIED VALUATION

	Enterprise Value/LTM			LTM Margins		Price/Earnings		
	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
Mean Summary Statistics:								
U.S.	1.8x	7.2x	13.2x	25.4%	13.5%	38.3x	29.7x	18.6x
International	5.2	11.0	13.3	46.1	38.3	21.6	18.7	17.0
All (Excl. memo):								
High	7.2x	13.3x	16.2x	55.5%	51.1%	49.4x	32.1x	22.8x
Low	1.6	6.7	11.4	20.5	12.4	13.8	14.8	13.2
Mean	4.2	9.9	13.3	40.2	31.2	26.4	21.8	17.5
Median	3.7	8.9	12.7	42.5	32.1	24.3	19.2	17.1
Relevant Multiple Range:								
Low	2.0x	8.0x	12.0x			18.0x	16.0x	15.0x
High	3.0	11.0	14.0			23.0	19.0	17.0
Navy Statistics (excl. Interest Income)	$1,060	$85	$21			$12	$23	$124
PV of Standalone Internal Cost Savings (a)		--	$687			$687	$644	$165
Net Cash/(Debt)	$793	793	793			793	793	793
Implied Current Equity Value:								
Low	$2,914	$2,158	$1,737			$1,694	$1,806	$2,812
High	3,974	2,413	1,780			1,753	1,876	3,060

Reference Equity Value Range	$2,400 -	$2,750
Navy Incentive Plan	(150)	(150)
Member Reference Range	$2,250	$2,600
Per Seat	*$1.647*	*$1.903*

(a) Based on the present value (12% discount rate) of 10.0x the value of synergies to be realized in future years. Estimates of internal cost savings provided by Navy Management.

WORKING DRAFT

IPO Valuation for Navy

(\$ in millions)

- **Fully distributed trading range based on comparable valuation analysis**

- **Includes a 5% underwriter's discount on portion floated**

	Reference Equity Value Range		
	Low	High	Mid-Pt.
Navy Fully Distributed Trading Range	$2,400	$2,750	$2,575

Mid-Point Equity Value Sensitivity

Trading Range Mid-point	**$2,575**				
%			IPO Discount		
Floated	7.5%	10.0%	12.5%	15.0%	
Total Value					
30.0%	$2,481	$2,463	$2,445	$2,426	
40.0%	2,450	2,426	2,401	2,377	
50.0%	2,419	2,388	2,358	2,327	
Per Seat Value					
30.0%	$1.816	$1.803	$1.790	$1.776	
40.0%	1.794	1.776	1.758	1.740	
50.0%	1.771	1.748	1.726	1.704	

Reference Range	**$2,300**	-	**2,475**
Navy Incentive Plan	(150)	-	(150)
Member Reference Range	**$2,150**	-	**$2,325**
Per Seat	*$1.574*	-	*$1.702*

Forward Trading Valuation

($ in millions)

NAVY TRADING VALUATION

	2006E	2007E
Net Income	$143	$195
Less: Interest Income	(20)	(24)
Adjusted Net Income	**124**	**171**

	FY1		FY2	
	Low	**High**	**Low**	**High**
Valuation Period				
Reference Multiple	16.0x -	19.0x	15.0x -	17.0x
2006 Future Value (1/1/06):				
Implied Value	$1,978	$2,349	$2,571	$2,914
Plus: PV of Navy Cost Savings	185	185	--	--
Net Cash/(Debt)	793	793	793	793
Total	**$2,956**	**$3,327**	**$3,364**	**$3,707**
Implied FY1 Price/Net Income	*20.6x*	*23.2x*	*23.5x*	*25.8x*
2005 Present Value (1/1/05):				
Discount Rate 11.0%	**$2,744**	**$3,079**	**$3,110**	**$3,418**
12.0%	2,724	3,055	3,089	3,395
13.0%	2,704	3,032	3,069	3,372
14.0%	2,684	3,010	3,049	3,349

Reference Range	**$2,900**	-	**$3,300**
Navy Incentive Plan	(150)	-	(150)
Member Reference Range	**$2,750**	-	**$3,150**
Per Seat	*$2.013*	-	*$2.306*

Note: Cost savings based on data provided by Navy Management.

35 | LAZARD

3-Year Discounted Cash Flow Analysis

($ in millions)

■ **Present value of 2005-2007E expected cash flows plus a terminal value EBITDA multiple exit in 2007**

	PV of FCF	PV of Terminal Value EBITDA Multiple of		
		7.5x	8.5x	9.5x
Discount Rate 11.0%	$294	$1,872	$2,121	$2,371
12.0%	288	1,822	2,065	2,308
13.0%	282	1,774	2,010	2,247
14.0%	276	1,728	1,958	2,188

	Present Value of Total Enterprise Value		
	7.5x	8.5x	9.5x
Discount Rate 11.0%	$2,165	$2,415	$2,664
12.0%	2,109	2,352	2,595
13.0%	2,056	2,292	2,529
14.0%	2,003	2,234	2,464

Reference Range:

Enterprise Value	$2,000	-	$2,600
Net Cash/(Debt)	793	-	793
Equity Value	**$2,793**	-	**$3,393**
Navy Incentive Plan	(150)	-	(150)
Member Reference Range	**$2,643**	-	**$3,243**
Per Seat	*$1,935*	-	*$2,374*

Implied Perp. Growth at EBITDA Multiple of

	7.5x	8.5x	9.5x
Discount Rate 11.0%	3.1%	4.0%	4.7%
12.0%	4.1%	4.9%	5.6%
13.0%	5.0%	5.9%	6.6%
14.0%	5.9%	6.8%	7.5%

Source: Based on data provided by Navy Management.

Valuation Summary

($ in millions)

	NAVY MEMBER IMPLIED VALUATION	PER SEAT	IMPLIED 2006E MULTIPLES [a]		
			EBITDA		P/E
10-YEAR RANGE [b]	$1,072 – $3,620	$0.785 – $2.650	1.0x – 10.6x	7.5x – 25.2x	
52-WEEK RANGE [b]	$1,332 – $2,206	0.975 – 1.615	2.0 – 5.3	9.3 – 15.4	
COMPARABLE PUBLIC COMPANIES [b]	$2,250 – $2,600	1.647 – 1.903	6.0 – 7.3	16.7 – 19.2	
IPO VALUATION [b]	$2,150 – $2,325	1.574 – 1.702	5.6 – 6.3	16.0 – 17.3	
FORWARD TRADING VALUATION [b]	$2,750 – $3,150	2.013 – 2.306	7.9 – 9.4	20.2 – 23.0	
DISCOUNTED CASH FLOW	$2,643 – $3,243	1.935 – 2.374	7.5 – 9.7	19.5 – 23.6	



Value axis: $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000

(a) Multiples based on reference value ranges before Navy incentive plan.
(b) Trading based valuation.

IV Pro Forma Valuation Analysis

Standalone Contribution Analysis

($ in millions)



NAVY	**ARMY**	**COMBINED**

2004 NET REVENUES(a)

NAVY:
- Other 8%
- Regulatory 11%
- Data Processing 21%
- Market Data 16%
- Listing 30%
- Transaction 14%

Total: $1,061

+

ARMY:
- Market Data 17%
- Listing >1
- Transaction 83%

Total: $341

=

COMBINED:
- Other 6%
- Regulatory 8%
- Data Processing 16%
- Listing 23%
- Market Data 16%
- Transaction 31%

Total: $1,402

NET REVENUES:

	Navy	Army
2004	76%	24%
2005E	73%	27%
2006E	70%	30%
2007E	67%	33%

70%

NET INCOME:

	Navy	Army
2004	35%	65%
2005E	45%	55%
2006E	65%	35%
2007E	64%	36%

■ Navy   ■ Army

Source: Army and Navy Management.

Pro Forma Net Income – 2006E & 2007E

($ in millions)

	For the Twelve Months Ended December 31,	
	2006E	2007E
Revenues:		
Total Revenues	$1,807	$1,965
Providing Liquidity	(259)	(305)
Net Revenues	1,548	1,661
Expenses:		
Direct Costs:		
Routing Fees	(95)	(105)
Clearance, Brokerage and Exchange	(10)	(11)
Indirect Costs:		
Employee Compensation and Benefits	(392)	(358)
Depreciation and Amortization	(129)	(130)
Systems & Communications	(335)	(306)
Marketing and Promotion	(38)	(36)
Legal and Professional	(108)	(101)
Occupancy	(61)	(61)
General and Administrative	(74)	(70)
Total Indirect Costs	(1,243)	(1,179)
Operating Income (EBIT)	305	482
Interest Income	23	29
Income Tax Expense	(131)	(206)
Minority Interest	(3)	(3)
Net income	**$194**	**$302**

PRO FORMA ASSUMPTIONS

- Market volumes based on mutually agreed upon growth projections
  - NYSE growth of 10.0%, 25.0%, and 10.0% in 2005E, 2006E and 2007E, respectively
  - NASDAQ growth of 10.0% in 2005E, 2006E and 2007E
  - AMEX growth of –7.8%, –20.0% and 5.0% in 2005E, 2006E and 2007E, respectively
- Pro forma combined market share assumptions
  - NYSE market share of 80.0% in 2006E and 2007E
  - NASDAQ market share of 26.0% and 27.5% in 2006E and 2007E, respectively
  - AMEX market share of 30.5% and 33.5% in 2006E and 2007E, respectively
- Army projections include the derivatives business (PCX) and exclude WAVE
- Transaction synergies are calculated in addition to Navy's currently anticipated expense reductions (see page 46) and are based on mutually agreed upon expense savings
  - Total 2006E pre-tax expense synergies of $73mm ($37mm assuming 50% phase-in)
  - Total 2007E pre-tax expense synergies of $81mm
  - Synergies are phased-in 50% in 2006E and 100% in 2007E
- Projections exclude any potential revenue synergies
- Pro forma corporate tax rate of 41.5%, but tax rate on the interest income from half of excess cash if 5%
- Assumes 15% of excess purchase price is allocated to identifiable intangibles and amortized over 5 years
- Assumes restructuring charge of 1.5x full year 2006E projected synergies of $73mm

Source: Army and Navy Management.

WORKING DRAFT

Comparative Valuation Statistics for Pro Forma Entity

($ in millions)

| | | Equity Value | % of 52W High | TRADING COMPARABLES | | | | | | | |
| | | | | Enterprise Value/LTM | | | LTM Margins | | Price/EPS | | |
				Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
EQUITY ATS/ECN	Nasdaq	$847	89.7%	2.0x	6.7x	13.8x	30.4%	14.6%	27.3x	27.3x	14.4x
	Instinet	1,996	79.3	1.6	7.7	12.6	20.5	12.4	49.4	32.1	22.8
NON-EQUITY EXCHANGES	CME	$5,992	75.0%	7.3x	12.9x	14.9x	56.4%	49.0%	27.1x	21.6x	19.2x
	ISE	860	70.4	5.9	12.9	13.8	46.1	42.9	29.0	25.2	20.4
EXCHANGES	Deutsche Boerse	$8,678	95.7%	3.7x	8.4x	11.4x	43.8%	32.1%	22.1x	17.2x	16.0x
	Euronext (a)	3,721	NM	3.1	8.9	11.4	34.7	27.1	13.8	14.8	13.2
	LSE (a)	2,794	NM	5.4	12.8	16.2	42.5	33.4	26.8	23.5	20.9
	TSX	1,673	91.0	6.5	11.7	12.7	55.5	51.1	21.2	18.8	17.1
	ASX	1,536	85.8	7.2	13.3	15.0	53.9	47.8	24.3	19.2	18.0
MEMO:	Euronext	$4,198	85.4%	3.5x	10.1x	12.9x	34.7%	27.1%	15.5x	16.7x	14.9x
	LSE	2,200	75.0	4.1	9.7	12.4	42.5	33.4	21.1	18.5	16.4
	Instinet (a)	1,783	NM	1.3	6.2	10.2	20.5	12.4	44.1	28.6	20.4

Mean Summary Statistics:

	% of 52W High	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
Equity ATS/ECN	84.5%	1.8x	7.2x	13.2x	25.4%	13.5%	38.3x	29.7x	18.6x
Non-Equity Exchanges	72.7	6.6	12.9	14.4	51.3	46.0	28.0	23.4	19.8
Exchanges	90.8	5.2	11.0	13.3	46.1	38.3	21.6	18.7	17.0

All (Excl. Nasdaq, Instinet and Memo):

	% of 52W High	Revenue	EBITDA	EBITA	EBITDA	EBITA	LTM	2005E	2006E
High	95.7%	7.3x	13.3x	16.2x	56.4%	51.1%	29.0x	25.2x	20.9x
Low	70.4	3.1	8.4	11.4	34.7	27.1	13.8	14.8	13.2
Mean	83.6	5.6	11.5	13.6	47.5	40.5	23.5	20.0	17.8
Median	85.8	5.9	12.8	13.8	46.1	42.9	24.3	19.2	18.0

Source: FactSet (4/18/05) and Company Filings.
(a) LSE, Euronext and Instinet adjusted for bid speculation: stock prices as of 12/10/04 (growth at FTSE index), 12/17/04 (grown at CAC40 index), and 9/30/04 (grown at industry composite index), respectively.

40 | LAZARD

WORKING DRAFT

Pro Forma Forward Trading Valuation

($ in millions)

PRO FORMA TRADING VALUATION				
	2006E		2007E	
Pro Forma Net Income	$194		$302	
Less: Merger Cost Savings (a/t)	(20)		--	
Adjusted Net Income (w/o synergies)	$174		$302	
	FY1		**FY2**	
	Low	High	Low	High
Valuation Period				
Reference Multiple	16.0x -	19.0x	15.0x -	17.0x
2006 Future Value:				
Implied Value @ 1/1/06	$2,789	$3,311	$4,530	$5,134
Plus: PV of Merger Cost Savings @ 1/1/06	370	370	--	--
Plus: PV of Navy Cost Savings @ 1/1/06	185	185	--	--
Total	**$3,343**	**$3,866**	**$4,530**	**$5,134**
Implied FY1 P/E	*17.2x*	*19.9x*	*23.3x*	*26.4x*
2005 Present Value (1/1/05):				
Discount 11.0%	$3,019	$3,490	$4,081	$4,625
Rate 12.0%	2,985	3,452	4,045	4,584
13.0%	2,951	3,414	4,009	4,543
14.0%	2,918	3,377	3,974	4,504

Reference Range	$3,500 - $4,100

Note: Merger cost savings and synergies provided by Navy Management.

Current Comparable Trading Valuation

FY2 P/E VS. FY2/LTM COMPOUND EPS GROWTH – 2006E P/E VS. 04-06 COMPOUND EPS GROWTH



Source: *FactSet (4/18/05), Company Filings, Army and Navy Management.*
Note: Euronext and LSE adjusted for bid speculation.
(a) Excludes synergies and Navy internal cost savings.

Value Allocation
($ in millions)

PRO FORMA ENTITY

	LOW	HIGH	MID-PT.
Trading Value (w/o synergies)	$3,170	$3,770	$3,470
Plus: NPV of Merger Cost Savings	330	330	330
Trading Value (w/ synergies)	**$3,500**	**$4,100**	**$3,800**

ARMY

	LOW	HIGH	MID-PT.
Ownership	30.0%	30.0%	30.0%
Value Allocation (w/o synergies)	$951	$1,131	$1,041
Per Share	$19.96	$23.74	$21.85
Implied Premium	**19.2%**	**41.7%**	**30.4%**
Value Allocation (w/ synergies)	$1,050	$1,230	$1,140
Per Share	$22.04	$25.82	$23.93
Implied Premium	**31.6%**	**54.1%**	**42.9%**

NAVY

	LOW	HIGH	MID-PT.
Ownership	70.0%	70.0%	70.0%
Value Allocation (w/o synergies)	$2,219	$2,639	$2,429
Value Allocation (w/ synergies)	$2,450	$2,870	$2,660
Navy Total Value Allocation:			
Value Allocation (w/ synergies)	$2,450	$2,870	$2,660
Navy Distribution	410	410	410
Navy Incentive Plan	(150)	(150)	(150)
Total Member Value Allocation	$2,710	$3,130	$2,920
Per Seat	$1.984	$2.291	$2.137

Army Value – Based on Current Navy Public

($ in millions)

	Low	High	Mid-Pt.
Navy Comparable Trading Valuation Range	$2,400	$2,750	$2,575
Less: Navy Distribution	(410)	(410)	(410)
Adjusted Valuation	**$1,990**	**$2,340**	**$2,165**
Implied Pro Forma Valuation	**$2,843**	**$3,343**	**$3,093**

Implied Valuation of Army 30% Stake	**$853**	**$1,003**	**$928**
Premium	*6.9%*	*25.7%*	*16.3%*
Implied Multiple of 2005E Army:			
EPS	*17.4x*	*20.5x*	*19.0x*
Revenues	*1.7*	*2.1*	*1.9*
EBITDA	*6.3*	*7.7*	*7.0*

Valuation Summary

(\$ in millions, except per share amounts)



ARMY
TAKEOVER VALUATION

NAVY MEMBER
TRADING VALUATION

PRECEDENT TRANSACTION — $1,000 ($20.99) – $1,250 ($26.24)

DISCOUNTED CASH FLOW - MGMT. — $1,098 ($23.04) – $1,378 ($28.92)

DISCOUNTED CASH FLOW - IBES — $828 ($17.38) – $978 ($20.53)

PREMIUM PAID ANALYSIS — $1,042 ($21.88) – $1,094 ($22.95)

VALUE – CURRENT NAVY PUBLIC — $853 ($17.90) – $1,003 ($21.05)

PRO FORMA TRADING — $1,050 ($22.04) – $1,230 ($25.82)

10-YEAR RANGE — $1,072 ($0.785) – $3,620 ($2.650)

52-WEEK RANGE — $1,332 ($0.975) – $2,206 ($1.615)

FORWARD TRADING VALUE — $2,750 ($2.013) – $3,150 ($2.306)

IPO VALUATION — $2,150 ($1.574) – $2,325 ($1.702)

COMPARABLE PUBLIC COMPANIES — $2,250 ($1.647) – $2,600 ($1.903)

PRO FORMA TRADING — $2,710 ($1.984) – $3,130 ($2.291)

Army axis: $500 $700 $900 $1,100 $1,300 $1,500 $1,700

Navy axis: $500 $1,500 $2,500 $3,500 $4,500

Appendix

Drivers of Navy Performance

■ **Revenue increases $105mm or 5% compounded '05 – '07. The following drivers represent $67mm of the cumulative growth:**

   ■ Introduction of Trading Right Lease revenue in 2006 of $25mm per year, assuming 1,000 seats at $25k each

   ■ Growth in Non-Fine Regulatory Revenue of 10% in 2006 and 2007 from a base of $113mm in 2005B. Review of revenue has identified a $33mm gap between services provided and fees collected for those services, setting the stage for a 2006 pricing overhaul

   ■ Floor and Facilities fee revenue increases $17mm in 2006. This represents a 24% reduction in the $70mm identified gap between services provided and revenue received for those services

■ **Expenses decrease $130mm, or 6.6% compounded '05 –'07. The following drivers represent $104mm of the cumulative savings:**

   ■ Reduction in Operating Professional Service Expense of 10% in 2006 and 5% in 2007, resulting in professional service expense of $63mm in 2006 and $60mm in 2007. This compares to $70mm in 2004/2005, and $47mm in 2003

   ■ Headcount reductions of 10% from 2005 end of year figure of 1741. As of March 31, 2005, operating headcount was 1572. Average compensation and G&A is estimated at $178k and $27k per person

   ■ 15% efficiency realization at SIAC based on 2005 expenses of $461mm, and a 3-year realization ($12mm, $34mm and $24mm). Navy based on constant usage, receives the majority of these saves, or $8mm, $25mm and $18mm in each year

Source: Army and Navy Management.

Net Merger Benefits Analysis

($ in millions)

■ **Present value of 2006E-2007E expected cash flows plus a perpetuity growth terminal value exit in 2007**

Discount Rate	PV of FCF	PV of Terminal Value Perpetuity Growth of			Total Value of Synergies		
		0.0%	1.0%	2.0%	0.0%	1.0%	2.0%
Revenue Synergies/ (Dissynergies)							
12.0%	($33)	($121)	($134)	($148)	($155)	($167)	($182)
13.0%	(33)	(109)	(119)	(131)	(142)	(152)	(164)
14.0%	(32)	(99)	(107)	(117)	(131)	(139)	(149)
15.0%	(31)	(90)	(97)	(105)	(121)	(128)	(137)
Cost Savings							
12.0%	$47	$261	$287	$319	$308	$335	$366
13.0%	46	234	256	283	281	303	329
14.0%	45	212	231	252	257	276	297
15.0%	44	193	209	227	237	253	271
Total							
12.0%	$14	$139	$154	$171	$153	$168	$185
13.0%	13	125	137	151	139	151	165
14.0%	13	113	123	135	126	136	148
15.0%	13	103	112	121	116	124	134

Source: Army and Navy Management.

47 | LAZARD

Potential Revenue Enhancements

- **Additional revenue opportunities from the merger indicated by management include:**

  - Increase in long term trading volume in listed shares arising from ability to execute transactions on a fast electronic platform

  - Attract new listings on Army's PCX listing platform from companies which do not qualify for listing on Navy

  - Introduce new products such as ETFs, derivatives by building on Army's PCX platform such as equity options and warrants

  - Create new market data products using Navy's extensive data base on listed securities and Army's advanced data management technology

Source: Army and Navy Management.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 99.6



TOWERS PERRIN
HR SERVICES

New York Stock Exchange

IPO Considerations

May 24, 2005

Contents

Introduction

- The NYSE is preparing for a merger with Archipelago and an initial public offering and has asked Towers Perrin to provide information on:
  - An overview of equity-based compensation and long-term incentives
  - Benchmark data relating to equity use at IPO

- As a public company, the NYSE will have the ability to introduce equity-based compensation into its current rewards program
  - Decisions about use of equity must be considered in the context of the total rewards program and how it compares competitively in the market
  - Equity-based compensation – typically in the form of long-term incentives for executives – can be a significant component of total rewards

- The IPO process provides an opportunity for the NYSE to rethink its rewards philosophy and practices, and to make changes appropriate for a public company
  - Newly-public companies may need to revise their compensation philosophies in consideration of having publicly-traded stock, shareholder expectations and/or new business objectives
  - SEC filings related to the IPO require compensation disclosure and well thought-out compensation strategies and programs would be viewed favorably

Overview of Equity-based Compensation & Long-Term Incentive Plans

- Since long-term incentives often make up the largest portion of senior executive compensation for U.S. companies, this area usually merits the most attention

- Long-term incentives are designed to accomplish multiple objectives including:
  - Aligning the interests of senior management with shareholders
  - Strengthening the link between compensation and long-term company performance
  - Rewarding executives for performance achievements

- A common framework for reviewing long-term incentive arrangements include:
  - **Plan Design:** Types of long-term incentives vehicles, plan eligibility, share reserves, administrative guidelines, equity allocation and dilution impact
    - The following pages provides a description of the three most common long-term incentive plan designs
  - **Plan Administration:** Competitive award opportunities (how much to grant), individual grant terms (how awards are earned), plan participation (who should receive grants)
  - **Special Pre-IPO Grants**: Grants to all employees or to key employees only, use of one plan or multiple plans

Overview of Equity-based Compensation & Long-Term Incentive Plans

- The most commonly used long-term incentive vehicles among public companies are:
  - **Stock options** – right to purchase shares at a stated price for a given period of time
  - **Restricted stock/units** – an award of stock with no or nominal cost that is non-transferable and subject to forfeiture
    - Units represent a promise to deliver shares, but ownership and voting rights are not transferred to the employee
  - **Performance Plans** – an award contingent upon the achievement of specified goals over a specified performance period
    - **Share settled** – number of shares that vest depends on level of performance
    - **Cash settled** – size of cash award depends on level of performance
  - The following pages provide a description, common features and advantages and disadvantages of the three long-term incentive plan designs listed above
    - See Appendix for a detailed description of all long-term incentive vehicles
- Although not a long-term incentive, some companies will use *Employee Stock Purchase Plans* as a means to provide an equity opportunity to the broader workforce
  - **Employee Stock Purchase Plan** – program that allows employees to purchase company stock at a discount to its fair market value
    - Typically purchases are made quarterly via payroll deductions at a 15% discount

Overview of Equity-based Compensation & Long-Term Incentive Plans

- Some LTI vehicles meet some objectives better than others

	Stock Options	Restricted Stock	Performance Plan (Stock-Settled)	Performance Plan (Cash Settled)
Security / Retention				
Attract and retain high performing employees	◐	●	●	◐
Maximize perceived value of employees	◐	●	●	◐
Goal Performance Leverage				
Capital accumulation opportunity	●	◕	◐	◔
Aligned with share price performance	●	◕	◐	◔
Long-Term Performance Focus				
Incentive to achieve long-term performance	◐	◐	●	●
Efficient Dilution Cost	○	◔	◐	●
Facilitate Executive Stock Ownership				
Alignment of executive and investor interests	◐	●	◕	○
Build share ownership	◕	●	◕	◔

Legend: ● Fully Meets ◕ Almost Fully Meets ◐ Somewhat Meets ◔ Mostly Does Not Meet ○ Fails to Meet

Overview of Equity-based Compensation & Long-Term Incentive Plans: Stock Options

Description & Common Features

- A right to purchase shares of company stock at a stated price ("option price") for a given period of time, frequently ten years.

- Option exercise price normally equals 100% of the stock's fair market value on date of grant, but may be set below or above this level (i.e., "discount" or "premium"). However, recipients normally must wait a period of time (a "vesting period" of often 1 to 4 years) before they can exercise options, although vesting may be accelerated in certain circumstances (e.g., upon change in control). The option term may be shortened if the recipient's employment terminates before exercise.

- SOs may be exercised by cash payment or by tendering previously owned shares of stock, depending on plan terms. SOs may be granted in tandem with stock appreciation rights or other devices.

Advantages

Individual:

- Possibility of large gains; no limit on upside appreciation potential.

- Can exercise without investing personal capital with broker loan.

- Can time exercise to maximise gains.

- Can benefit from share appreciation before exercise without investing personal capital; not at risk for share depreciation.

Company:

- Provides a noncash means of compensating individuals and a potential source of paid-in capital.

- Promotes shareholders' interest by facilitating individual stock ownership and ensuring that individual gains parallel shareholder gains.

- Can readily be exempted from the $1 million deduction limit as performance-based compensation

- Vesting requirements can promote retention.

Disadvantages

Individual:

- Gain depends entirely on growth in stock price. No reward for accomplishing other objectives that may not be reflected in company's overall stock price.

- Gain at exercise is taxed as ordinary income, rather than a capital gain.

Company:

- Focuses individual's attention solely on company's stock price without regards to other possible objectives.

- In the money options involve an opportunity cost and potentially dilute earnings per share since they let individuals buy shares at less than current value.

- Under FAS 123, footnote disclosure of value of option grants is required.

Overview of Equity-based Compensation & Long-Term Incentive Plans: Restricted Stock & Units

Description & Common Features

Restricted Stock

- An award of company stock with no or nominal cost that is non-transferable and subject to a substantial risk of forfeiture. As owners of the shares, holders normally have voting and dividend rights even while shares are subject to restrictions. These restrictions typically lapse over a period of three to five years.

Restricted Stock Units

- Some companies grant restricted stock "units" under which shares of company stock will be granted when restrictions lapse. Such units have the same tax and expensing treatment as restricted stock; however, individuals do not have voting rights or beneficial ownership until actual shares are issued and balance sheet consequences will be different.

Advantages

Individual:

- Possibility of large gains, though typically less than stock options due to smaller number of shares awarded.

- Individual gets company stock- usually with voting and dividend rights - without personal investment

- Limited risk since a decline in share price probably will eliminate value.

Company:

- Promotes shareholders' interests

- Gains parallel shareholder gains.

- Focuses individual attention on *long-term* growth in share value since individual does not control when gain will be cashed out.

- Accounting expenses can be determined in advance and limited to share value at grant.

- May be stronger than with other vehicles since shares are owned.

- Can significantly aid in retention.

Disadvantages

Individual:

- Stock price changes may not parallel internal performance standards and/or actual management performance.

- Unless early taxation is elected, gain when restrictions lapse is taxed as ordinary income, rather than as a capital gain.

Company:

- May create adverse shareholder reaction due to appearance of getting "something for nothing."

- If held by proxy-named individuals, generally subject to $1 million deduction limit unless the grant or vesting is contingent on performance (and other conditions are met).

- Shareholders may view as less performance sensitive than other devices (e.g., stock options or performance shares) because awards may have same value even with flat or falling stock prices.

Overview of Equity-based Compensation & Long-Term Incentive Plans: Performance Plans

Description & Common Features

- A contingent grant of a fixed number of common shares or cash award at the beginning of a performance cycle, with the *number* of shares or actual cash award payable at the end of the cycle dependent on how well performance objectives are achieved.

- The ultimate value of the performance shares depends on both the number of shares earned and their market value at the end of the cycle.

- Duration of performance cycle varies, but three to five years is typical. Financial objectives may relate to such measures as cumulative growth in earnings or improvement in rates of return.

- At end of cycle, awards are paid in cash and/or stock, according to the plan's earnout provisions and actual company performance.

Advantages

Individual:

- Possibility of large gains (including upside potential due to share price appreciation).

- Reward partially related to a measure the individual's performance can affect.

- Requires no personal investment.

- Taxation delayed until end of performance cycle.

Company:

- Promotes shareholders' interests since individual gains are related to *both* internal measures of company performance and shareholder gains.

- Unlike purely stock-based devices, awards can also be linked to the planning process and attainment of strategic business goals.

- Forfeiture requirements for mid-cycle terminations can aid individual retention.

- Can facilitate individual stock ownership if awards are paid stock.

Disadvantages

Individual:

- Gains could be zero if performance targets are not met, even with share price appreciation.

- Gains may be capped by company-imposed maximums to limit accounting charge and cash flow drain.

- End of performance period may not be most advantageous timing in terms of stock price.

- No opportunity for capital gains.

Company:

- Choice and design of financial targets may be difficult.

- Individual gains do not necessarily parallel shareholder returns (because of other performance objectives), which could create shareholder relations problems.

Overview of Equity-based Compensation & Long-Term Incentive Plans: Employee Stock Purchase Plan

Description & Common Features

- An Employee Stock Purchase Plan (ESPP) permits employees to purchase company stock at a specified time and often at a favorable price. It facilitates such purchases through payroll deductions.

- To qualify for favorable tax treatment certain conditions must be satisfied:

  - Plan must be approved by shareholders

  - Right to purchase must be available to all employees

  - Terms of purchase opportunity must be uniform

  - Stock may be sold at a discount, but the maximum discount is 15% measured either at the date the option is granted or the date it is exercised, or both

  - Employees can elect for a payroll deduction ranging from 1%-10% of salary with no more than $25,000 worth of the company stock may be purchased per year at a stock price determined as the lesser between the beginning or end of the withholding period

Advantages

Individual:

- Allows employees to obtain equity interest in the company at a discount..

- Employee may immediately sell shares.

- Employee has full dividend and voting rights after stock purchase.

- Employee delays taxation of stock purchase. discount to date of stock sale and may be entitled to favorable capital gains tax treatment on a portion of the stock purchase discount.

Company:

- Company may not be required to recognize compensation expense for stock purchase discount.

- Employees focus on share price, at least during purchase cycle.

Disadvantages

Individual:

- In practice, there is a minimal likelihood of long-term holding of the equity acquired (unless required by the company).

- Minimal "line-of-sight" performance linkage.

Company:

- In practice, there is a minimal likelihood of long-term holding of the equity acquired (unless required by the company).

- Minimal "line-of-sight" performance linkage.

- Causes dilution of shareholder interests.

- Company may not receive tax deduction for the amount of the stock purchase discount.

Overview of Equity-based Compensation & Long-Term Incentive Plans: Typical Equity Plan Eligibility and *Run Rates** (Annual Dilution)

- In general, eligibility for equity use has become more selective
  - Fewer companies offer broad-based equity programs compared to the late-90s
  - The lowest salary above which there is 100% participation in equity programs at the median was:
    - 2004: $80,000 for stock options and $150,000 for restricted stock
    - 2003: $78,000 for stock options and $140,000 for restricted stock
    - 2002: $73,000 for stock options and $134,000 for restricted stock
- At the macro level, we have seen annual *run rates* fall
  - Based on research of Fortune 250 companies, annual run rates have decreased in the last three years as companies have shifted their equity compensation from stock options to full value shares and limited equity plan participation

	25th Percentile	50th Percentile	Average	75th Percentile
Run Rate (2003)	0.9%	1.5%	1.8%	2.3%
Run Rate (2002)	1.1%	1.9%	2.0%	2.5%
Run Rate (2002)	1.2%	1.9%	2.3%	3.3%
3-Year Average	1.2%	1.7%	2.0%	2.6%

*Run Rate:
$$\frac{\text{Annual equity grants}}{\text{Average common shares outstanding + numerator}}$$

Overview of Equity-based Compensation & Long-Term Incentive Plans: Reasons for Using Equity at IPO Versus After IPO

- Companies tend to use more equity at IPO than they would on an on-going basis
- The table below shows prevalence of reasons cited by companies for using equity-based compensation before, at and after IPO for executives and other employees:

Reasons	Before / At IPO		After IPO / On-Going	
	Executives[1]	Other Employees	Executives[1]	Other Employees
Retention	●	●	●	●
Drive long-term performance	●	●	●	●
Reward for past performance	●	●	●	●
Reward for future performance	●	●	●	●
Foster ownership mentality	●	●	●	●
Belief in all-employee ownership	●	●	●	●
Celebration of IPO	●	●	N/A	N/A

[1] Refers to management levels that typically receive annual long-term incentives / equity grants.

Legend:



Most Common   Very Common   Somewhat Often   Less Often   Rarely

Benchmark Data

- Towers Perrin researched share utilization practices of companies at IPO

  - General industry companies (49 in total) that went public between 2002 and 2005

  - The following seven selected companies

    — Accenture
    — Chicago Mercantile Exchange
    — Goldman Sachs
    — Greenhill
    — International Securities Exchange
    — Lazard
    — NASDAQ

- Our research showed companies at IPO generally:

  - Used stock options when granting equity at or near the IPO

    — Restricted stock units were the next most common vehicle

  - Median aggregate equity granted at IPO represents 4.0% of shares outstanding

  - Median shares reserved for equity grants at represents 12.0% of shares outstanding

  - IPO grants typically vested in 2 to 5 years

  - The tables on the following page provides additional data relating to share reserves, shares granted at IPO and the allocation of the IPO grant

Benchmark Data

	Shares Reserved (as % of outstanding)	Shares Granted (as % of Shares Outstanding)	Of shares granted at IPO, percentage of award granted to…	
			Top 5 Executives	All Other Employees
General Industry 75th%ile	15.2%	5.7%	45.2%	86.8%
General Industry 50th%ile	12.0%	4.0%	27.1%	72.9%
General Industry 25th%ile	7.0%	2.0%	13.2%	54.8%
Accenture[1]	37.9%	16.7%	0.0%	100.0%
Chicago Mercantile Exchange	8.5%	8.5%	67.3%	32.7%
Goldman Sachs	67.5%	26.1%	0.4%	99.6%
Greenhill[2]	66.7%	2.2%	0.0%	100.0%
International Securities Exchange[3]	11.5%	3.2%	--	--
Lazard	25%	0.0%	0.0%	0.0%
Nasdaq[4]	N/A	N/A	N/A	N/A

[1]Accenture all other employees includes employees who will be partner by the offering, recently promoted partners, former partners, current holder of eUnits, managers, senior managers, and associate partners

[2]Greenhill all other employees includes all non-managing director employees, the general counsel, and one independent director

[3]Insufficient data to determine split of IPO grant for International Securities Exchange

[4]NASDAQ has been granting equity awards to executives and other employees each year since adopting its Equity Incentive plan in late 2000. Although NASDAQ shares are trading publicly, NASDAQ has yet to make a formal offering of company shares.

Benchmark Data

Company	Pre-IPO Grant		IPO Grant	
	Executive	Other Employees	Executive	Other Employees
Accenture			✓	✓
Chicago Mercantile Exchange[1]	✓	✓	✓	✓
Goldman Sachs			✓	✓
Greenhill[2]	✓			✓
International Securities Exchange[3]	✓		✓	✓
Lazard[4]	✓	✓		
NASDAQ[5]		✓		

[1] In 2000, an option to purchase 5% of company stock was granted to the CEO. In 2001 and in December 2002, concurrent with the IPO, stock options were granted to various employees

[2] As part of the reorganization, prior to IPO, the company issued shares of its common stock to the managing directors

[3] As part of the reorganization, prior to IPO, the company issued equity awards to officers and certain directors

[4] Partner equity interests are exchangeable for common stock after third anniversary of the offering

[5] NASDAQ has been granting equity awards to executives and other employees each year since adopting its Equity Incentive plan in late 2000. Although NASDAQ shares are trading publicly, NASDAQ has yet to make a formal offering of company shares.

Conclusions

- Of the seven selected companies, those that were originally partnerships reserved more equity than the Chicago Mercantile Exchange and the International Exchange
  - We do not have final numbers for NASDAQ because their offering is not complete
- At IPO, practices varied based on the specifics of each situation and based on each company's objectives for equity use
- NYSE should consider multiple factors in determining the appropriate plan, allocation approach and total share reserve, including:
  - Objectives of equity grants (at and after IPO)
  - Eligibility level of a possible IPO grant
  - Intended eligibility for future, on-going grants
  - Type of LTI awards: stock options versus full-value shares (e.g., restricted stock)
  - Frequency of future grants: annual grant, new hire, promotion

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE

EXECUTIVE PAY

I. Collect contracts and plan documents

II. Review executive compensation and employment

III. Comment on transition to a public company

IV. Disclosures and programs for SEC filing

Identify disclosure requirements

Identify data gaps for SEC filings

Analyze competitiveness on % of shares reserved for LTIP

Describe Rule 162(m) disclosure requirements

Design remuneration packages for Board members

Develop CEO package

Clarify work plan to coordinate with other parties

Develop 1st draft of prospectus

Develop omnibus plan document for annual & long-term incentives

◆ *Validate level of disclosure*

◆ *Validate list of top executives to be disclosed*

Develop list of identified Board members

◆ *Review and provide input on 1st draft of prospectus*

Develop 2nd draft of prospectus

◆ *Review and provide input on 2nd draft of prospectus*

Finalize data for prospectus disclosure

Approve disclosures for SEC filing

◆ - *Milestone*

17

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE

EXECUTIVE PAY (cont.)

IV. Disclosures and programs for SEC filing (cont.)

- ◆ *1st submission of draft prospectus to SEC*
- SEC comments on 1st submission of draft prospectus
- ◆ *2nd submission of draft prospectus to SEC*
- SEC comments on 2nd submission of draft prospectus
- ◆ *3rd submission of draft prospectus to SEC*
- SEC comments on 3rd submission of draft prospectus
- ◆ Public announcement of intention to proceed with offering of shares and public filing
- ◆ First Public submission of the prospectus
- ◆ Finalize offering price and allocation

◆ - *Milestone*

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE

EXECUTIVE PAY (cont.)

V. Develop New Programs and Contracts

Determine need for transition programs (AIP, LTI)

Conduct executive interviews with NYSE executives

Propose new equity and cash individual arrangements

Establish guiding principles for new programs

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE
EXECUTIVE PAY (cont.)					
A. Annual Incentive Plan					
Develop annual incentive draft plan					
Submit first draft to lawyers for review					
◆ Submit final draft to client for review					
B. IPO Grant Guidelines					
Prepare stock option grant proposed guidelines					
Submit proposed stock option grant guidelines					
◆ Develop plan to communicate grants					
C. Long-term Incentive Plan					
Submit draft to lawyers for review					
Revise draft per comments from lawyers					
Submit revised draft to lawyers, Ascot and Nelson					
Revise draft per comments					
D. Top Executive - Summary Sheets					
Develop template to convey information to Top Executives					
◆ Analyze data and produce Top Executives summary sheets					
Submit sheets for review					

◆ - *Milestone*

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE

BENEFIT PROGRAMS

I. Assist in prospectus disclosures

Present disclosure needs

Discuss and agree on required actions

Carry out necessary calculations

Report on results

Review proposed wording for prospectus filing

II. Develop competitive benchmark

Collect data on relevant programs

Review programs for local competitiveness

Identify key changes

Determine related cost/accounting impacts

Discuss proposed changes

Agree on changes

Feed costs in opening balance sheet

Plan implementation/communication

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE

EMPLOYEE COMMUNICATIONS

Determine proposed messages and timings

Agree on key messages to be conveyed to workforce

Draft communication

Issue initial global communications

◆ IPO Press Release

Develop IPO Grant Communication Strategy

Develop Annual and Long-term Incentive Plan Communication Strategy

◆ - *Milestone*

Next Steps / Typical "To Do" List

TASK NAME	START	FINISH	RESPONSIBLE / STATUS	SIGN-OFF BY	
				WHOM	DATE

CORPORATE GOVERNANCE

Gain understanding of current structure

Collect information on current structure

Assist with composition of Board and Committees

Confirm composition of Board and Committees

Provide name, age, title and biography for identified Board members

Sign-off on Board member compensation packages

Appendix



Details of Long-term Incentive Vehicles - Stock Options

Description & Common Features

A right to purchase shares of company stock at a stated price ("option price") for a given period of time, frequently ten years.

Option exercise price normally equals 100% of the stock's fair market value on date of grant, but may be set below or above this level (i.e., "discount" or "premium"). However, recipients normally must wait a period of time (a "vesting period" of often 1 to 4 years) before they can exercise options, although vesting may be accelerated in certain circumstances (e.g., upon change in control). The option term may be shortened if the recipient's employment terminates before exercise.

SOs may be exercised by cash payment or by tendering previously owned shares of stock, depending on plan terms. SOs may be granted in tandem with stock appreciation rights or other devices.

Tax Treatment

Individual:

At exercise. The excess of the stock's fair market value over the option price is taxed as ordinary income and is subject to withholding.

At sale. Any appreciation occurring after calculation of the tax obligation upon exercise is taxed as a capital gain

Company:

At exercise. Tax deduction is generally allowed for the amount the individual recognises as taxable income in the year individual is taxed.

At sale. No deduction allowed.

Accounting Treatment

APB 25:

No expense recognition if:

- number and price of optioned shares are fixed at grant date,
- options are not discounted,
- options are not exercised by tendering previously owned shares of stock held for less than six months ("immature shares"), and
- options are not issued with tandem SARs.

Discounted options: Excess of stock's market value at grant date over option price is expensed over vesting period.

Options with variable terms (e.g., performance-contingent vesting or adjustments to the exercise price), tandem SARs and options exercised by tendering immature shares: Excess of the stock's market value over option price is expensed over the period the options are outstanding ("marked to market").

Any tax savings from the employer deduction for post-grant appreciation is credited directly to additional paid-in capital.

FAS 123:

For grants to be settled with stock (traditional option plans), fair value of options at grant date is expensed over vesting period. For grants that may be settled in cash or stock (e.g., tandem plan), accounting is the same as under APB 25 for tandem plans.

Deferred tax asset (DTA) arises as result of temporary difference between P&L cost and amounts deducted. DTA is reversed as options are exercised, forfeited, or expire worthless. Tax benefits in excess of related DTA is recognized in additional paid-in-capital. If actual deduction is less than DTA, then difference is first offset against additional paid-in-capital from previous awards, if available; any remaining balance is recognized in the income statement.

Advantages

Individual:

- Possibility of large gains; no limit on upside appreciation potential.
- Can exercise without investing personal capital with broker loan.
- Can time exercise to maximise gains.
- Can benefit from share appreciation before exercise without investing personal capital; not at risk for share depreciation.
- If plan allows, can:
  □ exercise via stock-for-stock swaps,
  □ have shares withheld to cover taxes (stock withholding)
  □ have SARs attached although this would worsen accounting treatment).

Company:

- Generally no income statement expense. Provides a noncash means of compensating individuals and a potential source of paid-in capital.
- Promotes shareholders' interest by facilitating individual stock ownership and ensuring that individual gains parallel shareholder gains.
- Unless options have discount strike price, can readily be exempted from the $1 million deduction limit as performance-based compensation
- Vesting requirements can promote retention.

Disadvantages

Individual:

- Gain depends entirely on growth in stock price. No reward for accomplishing other objectives that may not be reflected in company's overall stock price.
- Gain at exercise is taxed as ordinary income, rather than a capital gain.

Company:

- Focuses individual's attention solely on company's stock price without regards to other possible objectives.
- In the money options involve an opportunity cost and potentially dilute earnings per share since they let individuals buy shares at less than current value.
- Under FAS 123, footnote disclosure of value of option grants is required.

Details of Long-term Incentive Vehicles - Restricted Stock

Description & Common Features

An award of company stock with no or nominal cost that is non-transferable and subject to a substantial risk of forfeiture. As owners of the shares, holders normally have voting and dividend rights even while shares are subject to restrictions. These restrictions typically lapse over a period of three to five years.

Some companies grant restricted stock "units" under which shares of company stock will be granted when restrictions lapse. Such units have the same tax and expensing treatment as restricted stock; however, individuals do not have voting rights or beneficial ownership until actual shares are issued and balance sheet consequences will be different.

Tax Treatment

Individual:

Timing. Normally, the individual is taxed when the restrictions lapse - i.e. when the stock becomes transferable or is no longer subject to forfeiture.

Amount. When restrictions lapse (or at the award date if early taxation is selected), the excess of the stock's fair market value over the price, if any, paid by the individual is taxed as ordinary income and subject to withholding. If the individual elects to pay taxes on the shares when they are awarded, any post-grant appreciation is taxed as capital gain when stock is sold.

Dividends. Dividends are taxed as dividend income while restrictions on stock are in force. Where dividends are also restricted, tax is deferred until restrictions lapse.

Company:

On date individual is taxed. Tax deduction in the amount of individual's income from the award.

Dividends. Tax deduction for dividends paid while stock is subject to restrictions, unless individual elects taxation at time of award or unless dividends are also restricted.

However, if the individual is the CEO or one of the 4 highest paid other officers, a deduction for compensation in excess of $1 million may not be allowed unless grant of restricted stock is contingent on attaining a qualifying performance goal, employer's deduction may be limited to $1 million.

Accounting Treatment

APB 25:

If restrictions lapse on the basis of service, excess of market value of stock at award date over individual's cost, if any, is expensed over period during which service must be rendered (usually the restriction period).

TARSAP (Time Accelerated Restricted Stock Award Plan): Accounting for grants under which restrictions may lapse more rapidly if certain performance goals are met is same as described above since neither number of shares nor price per share vary.

Performance-based restrictions: If performance-based restrictions affect the number of shares awarded or price to be paid, if any, any stock appreciation or depreciation occurring during the performance period adjusts expense ("mark to market").

Any tax savings on post-grant appreciation is credited directly to additional paid-in capital.

Restricted stock awards are reported as a stock issuance (i.e., an increase in capital equal to the value of the stock on an unrestricted basis) with an offsetting amount, also recorded in the equity section, for deferred compensation.

FAS 123r:

Accounting is same as under APB 25 *except* that performance-based restrictions affecting number of shares or price per share are considered in measuring compensation expense at award date; subsequent adjustments made for actual number of shares of price paid (but not for stock appreciation).

Deferred tax asset (DTA) arises as result of temporary difference between P&L cost and amounts deducted. DTA is reversed as awards are vested or forfeited. Tax benefits in excess of related DTA is recognized in additional paid-in-capital. If actual deduction is less than DTA, then difference is first offset against additional paid-in-capital from previous awards, if available; any remaining balance is recognized in the income statement.

Advantages

Individual:

- Possibility of large gains (although typically less upside potential than with stock options due to smaller number of shares awarded).
- Individual gets company stock-usually with voting and dividend rights - without personal investment and has limited risk since a decline in share price probably will not wipe out value (i.e., gains probably will never be zero).
- Provides opportunity to delay taxation plus flexibility for taxation at grant if desired.

Company:

- Promotes shareholders' interests by facilitating individual stock ownership and ensuring that individual gains parallel shareholder gains.
- Focuses individual attention on *long-term* growth in share value since individual does not control when gain will be cashed out.
- Accounting expenses can be determined in advance (except under performance-based plans other than TARSAPs) and limited to share value at grant.
- Shares immediately owned by individuals (but subject to forfeiture), so sense of ownership may be stronger than with other devices.
- Potential for forfeiture (if individual leaves before restrictions lapse) can significantly aid individual retention.

Disadvantages

Individual

- Stock price changes may not parallel internal performance standards and/or actual management performance.
- Shares can be forfeited if early taxation is elected; taxes will be lost as well if shares are forfeited.
- Unless early taxation is elected, gain when restrictions lapse is taxed as ordinary income, rather than as a capital gain.

Company:

- May create adverse shareholder reaction due to appearance of getting "something for nothing."
- Individuals' election regarding tax liability affects timing and amount of company tax deduction.
- If held by proxy-named individuals, generally subject to $1 million deduction limit unless the grant or vesting is contingent on performance (and other conditions are met).
- Shareholders may view as less performance sensitive than other devices (e.g., stock options or performance shares) because awards may have same value even with flat or falling stock prices.

Details of Long-term Incentive Vehicles -Performance Shares

Description & Common Features

A contingent grant of a fixed number of common shares at the beginning of a performance cycle, with the *number* of shares payable at the end of the cycle dependent on how well performance objectives are achieved. The ultimate value of the performance shares depends on both the number of shares earned and their market value at the end of the cycle.

Duration of performance cycle varies, but three to five years is typical. Financial objectives may relate to such measures as cumulative growth in earnings or improvement in rates of return.

At end of cycle, awards are paid in cash and/or stock, according to the plan's earnout provisions and actual company performance.

Tax Treatment

Individual:

At settlement. The value of the award (whether paid in cash or unrestricted stock) is taxed as ordinary income and is subject to withholding.

Company:

At settlement. Tax deduction allowed for amount of the individual's taxable income from the award.

However, if the individual is the CEO or one of the 4 highest paid other officers, a deduction for compensation in excess of $1 million may not be allowed. One exception to this deduction limit is for performance-based compensation. The deduction will not be limited if:

- plan is approved by shareholders, and

- grant is made contingent on the attainment of qualifying performance goal.

Accounting Treatment

APB 25:

Market value of the shares, including share appreciation/depreciation over period, is expensed over performance period ("market to market").

FAS 123r:

For stock-settled awards based on *non-market performance:* market value of stock *at grant date* of number of shares expected to be earned is expensed over performance period; adjustment made for number of shares ultimately earned (but not for stock appreciation).

For stock-settled awards based on *market performance:* fair-value of award at grant date determined by considering the market performance criteria in valuation model. Cannot reverse cost if performance criteria are not met.

For plans that are settled in in cash or if settlement can be in either cash or stock, award is a liability and *fair value (not intrinsic value)* is marked to market each quarter.

Deferred tax asset (DTA) arises as result of temporary difference between P&L cost and amounts deducted. DTA is reversed as awards are vested or forfeited. Tax benefits in excess of related DTA is recognized in additional paid-in-capital. If actual deduction is less than DTA, then difference is first offset against additional paid-in-capital from previous awards, if available; any remaining balance is recognized in the income statement.

Advantages

Individual:

- Possibility of large gains (including upside potential due to share price appreciation).
- Reward partially related to a measure the individual's performance can affect.
- Requires no personal investment.
- Taxation delayed until end of performance cycle.

Company:

- Promotes shareholders' interests since individual gains are related to *both* internal measures of company performance and shareholder gains. Unlike purely stock-based devices, awards can also be linked to the planning process and attainment of strategic business goals.
- Forfeiture requirements for mid-cycle terminations can aid individual retention.
- Can facilitate individual stock ownership if awards are paid stock.

Disadvantages

Individual

- Gains could be zero if performance targets are not met, even with share price appreciation.
- Gains may be capped by company-imposed maximums to limit accounting charge and cash flow drain.
- End of performance period may not be most advantageous timing in terms of stock price.
- No opportunity for capital gains.

Company:

- Choice and design of financial targets may be difficult.
- Individual gains do not necessarily parallel shareholder returns (because of other performance objectives), which could create shareholder relations problems.
- Accounting expense is open-ended and cannot be determined in advance.

Details of Long-term Incentive Vehicles - Cash-Based Long-Term Incentives

Description & Common Features

A cash-based long-term incentive plan typically operates the same way as an annual incentive plan, except that the performance cycle typically operates for 3 to 5 years.

Like an annual incentive plan, long-term plans typically make payouts based on financial or operational measures, and may payout in restricted stock, usually at the discretion of the participant.

Tax Treatment

Individual:

At settlement. The value of the award (if paid in cash) is taxed as ordinary income and is subject to withholding.

Company:

At settlement. Tax deduction allowed for amount of the individual's taxable income from the award.

Accounting Treatment

APB 25:

Value of the plan (i.e., the plan's calculated value at the end of each accounting period) is expensed over the period the units are outstanding ("marked to market").

If payable in cash, accrued compensation is recorded as a liability. If payable in stock, accrued compensation is recorded as paid-in capital. If payable in either cash or stock, reporting is based on terms most likely to be elected.

FAS 123:

For stock-settled awards based on *non-market performance*: market value of stock *at grant date* of number of shares expected to be earned is expensed over performance period; adjustment made for number of shares ultimately earned (but not for stock appreciation).

For stock-settled awards based on *market performance*: fair-value of award at grant date determined by considering the market performance criteria in valuation model. Cannot reverse cost if performance criteria are not met.

For plans that are settled in in cash or if settlement can be in either cash or stock, award is a liability and *fair value (not intrinsic value)* is marked to market each quarter.

Deferred tax asset (DTA) arises as result of temporary difference between P&L cost and amounts deducted. DTA is reversed as awards are vested or forfeited. Tax benefits in excess of related DTA is recognized in additional paid-in-capital. If actual deduction is less than DTA, then difference is first offset against additional paid-in-capital from previous awards, if available; any remaining balance is recognized in the income statement.

Advantages

Individual:

- Depending upon design, possibility of large gains.
- Reward related to a measure over which individual has better "line of sight" than over stock price.
- Requires no personal investment.
- Taxation delayed until end of performance cycle.

Company:

- Establishes a direct relationship between individual gains and internal performance standards; awards can be linked to the planning process and attainment of strategic business goals.
- Because awards are not related to share price (over which the company has little control), accounting expense is more controllable.
- Forfeiture requirements for mid-cycle terminations can aid individual retention.
- Can facilitate individual stock ownership if awards are paid in stock.

Disadvantages

Individual:

- Gains could be zero if performance targets are not met.
- Gains may be capped be company-imposed maximums to limit accounting charge and cash flow drain.
- End of performance cycle may not be most advantageous time to evaluate performance.
- No opportunity for capital gains.

Company:

- Choice and design of financial targets may be difficult.
- Individual gains do not necessarily parallel shareholder returns, which could create shareholder relations problems.
- Individuals don't have any direct financial interest in the company's share value during the performance cycle.
- Does not result in actual ownership of shares unless awards are settled in stock.
- Accounting and cash expenses are potentially open-ended and cannot be determined in advance.

Details of Long-term Incentive Vehicles - Share Appreciation Rights (SARs)

Description & Common Features

Rights, often granted in tandem with stock options, that permit the individual to receive a payment equal to the excess of the stock's value at exercise over the option price, in lieu of exercising the underlying stock option.

SARs may be attached to stock options or may be granted on a "freestanding" or "independent" basis without a tandem option.

SARs may be settled in cash, and/or stock.

Companies rarely grant SARs because individuals can enjoy the same economic benefits with cashless option exercises using broker loans without adverse variable accounting to the company.

Tax Treatment

Individual:

At exercise. Value of rights taxed as ordinary income and subject to withholding.

Company:

At exercise. Tax deduction allowed for the amount of the individual's taxable income from SARs.

However, if the individual is the CEO or one of the 4 highest paid other officers, a deduction for compensation in excess of $1 million may not be allowed. One exception to this deduction limitation is for performance-based compensation. The amount received under exercise of SAR considered performance-based if:

- plan is approved by shareholders,
- a grant is made by compensation committee,
- plan states maximum number of SARs to be granted per person, and
- amount received relates solely to increase in stock price.

Accounting Treatment

APB 25:

Excess of the stock's fair market value at the end of each accounting period over the option price (i.e., intrinsic value of SARs) is expensed over the period the SAR is outstanding ("marked to market").

FAS 123r:

If settled in stock: fair value using option pricing model. Accounting treatment same as stock options.

If settled in cash or if can be settled in either cash or stock: Fair value (not intrinsic value) is marked to market each quarter.

Tandem SARs: Generally assumed that SAR, rather than underlying stock option, will be exercised (i.e., award will be settled in cash); accounted for as described above.

Advantages

Individual:

- Possibility of large gains (although some plans cap gains) to limit accounting expense exposure.
- Requires no personal investment to exercise.
- For SARs attached to NQSOs, no design limits imposed by tax code.

Company:

- Promotes shareholders' interests by ensuring that individual gains parallel shareholder gains, and by facilitating individual ownership of company stock if awards are paid in stock.
- Vesting requirements can promote retention.

Disadvantages

Individual

- Gain depends entirely on growth in stock price. No reward for accomplishing other objectives that may not be reflected in the company's overall stock price.
- Gains may be capped by company-imposed maximums designed to limit accounting charge and potential cash drain.
- No opportunity for capital gains.
- For SARs in tandem with ISOs, tax-imposed constraints also apply to the SARs.

Company

- Focuses individual's attention solely on the company's stock price without regard to other possible objectives.
- Accounting and cash expenses are open-ended and cannot be predetermined. In addition, since expense reflects stock price changes - which may not always track earnings or other performance indicators - expenses for the period may be out of line with earnings and fluctuate significantly from one accounting period to the next.
- Does not result in actual share ownership unless awards are settled in stock.

Details of Long-term Incentive Vehicles - Performance Units

Description & Common Features

A grant of a contingent number of units or a contingent cash award. Units may have a fixed dollar value, with the *number* earned varying with performance. Alternatively, a fixed number of units may be granted, with the *value* varying on the basis of performance.

Duration of performance cycle varies, but three to five years is typical. Financial objectives may relate to such measures as cumulative growth in earnings or improvements in rates of return.

At end of cycle, awards are paid in cash and/or stock according to the plan's earnout provisions and actual company performance.

Tax Treatment

Individual:

At settlement. The value of the award (whether paid in cash or unrestricted stock) is taxed as ordinary income and is subject to withholding.

Company:

At settlement. Tax deduction allowed for the amount of individual's taxable income from the award.

However, if the individual is the CEO or one of the 4 highest paid other officers, a deduction for compensation in excess of $1 million may not be allowed. One exception to this deduction limitation is for performance-based compensation. The deduction will not be limited if:

• plan is approved by shareholders,

• grant is made contingent on the attainment of a qualifying performance goal, and

• value of the units or cash payout is dependent on attainment of a qualifying performance goal.

Accounting Treatment

APB 25:

Value of units, including increases or decreases in value over period, is expensed over performance period ("marked to market").

FAS 123r:

For stock-settled awards based on *non-market performance:* market value of stock *at grant date* of number of shares expected to be earned is expensed over performance period; adjustment made for number of shares ultimately earned (but not for stock appreciation).

For stock-settled awards based on *market performance:* fair-value of award at grant date determined by considering the market performance criteria in valuation model. Cannot reverse cost if performance criteria are not met.

For plans that are settled in cash or if settlement can be in either cash or stock, award is a liability and *fair value (not intrinsic value)* is marked to market each quarter.

Deferred tax asset (DTA) arises as result of temporary difference between P&L cost and amounts deducted. DTA is reversed as awards are vested or forfeited. Tax benefits in excess of related DTA is recognized in additional paid-in-capital. If actual deduction is less than DTA, then difference is first offset against additional paid-in-capital from previous awards, if available; any remaining balance is recognized in the income statement.

Advantages

Individual:

• Possibility of large gains.

• Reward related to a measure over which individual has better "line of sight" than over stock price.

• Requires no personal investment.

• Taxation delayed until end of performance cycle.

Company:

• Establishes a direct relationship between individual gains and internal performance standards; awards can be linked to the planning process and attainment of strategic business goals.

• Because awards are not related to share price (over which the company has little control), accounting expense is more controllable.

• Forfeiture requirements for mid-cycle terminations can aid individual retention.

• Can facilitate individual stock ownership if awards are paid in stock.

Disadvantages

Individual

• Gains could be zero if performance targets are not met.

• Gains may be capped be company-imposed maximums to limit accounting charge and cash flow drain.

• End of performance cycle may not be most advantageous time to evaluate performance.

• No opportunity for capital gains.

Company:

• Choice and design of financial targets may be difficult.

• Individual gains dot not necessarily parallel shareholder returns, which could create shareholder relations problems.

• Individuals don't have any direct financial interest in the company's share value during the performance cycle.

• Does not result in actual ownership of shares unless awards are settled in stock.

• Accounting and cash expenses are potentially open-ended and cannot be determined in advance.

Details of Long-term Incentive Vehicles - Employee Stock Purchase Plan

Description & Common Features

An Employee Stock Purchase Plan (ESPP) permits employees to purchase company stock at a specified time and often at a favorable price. It facilitates such purchases through payroll deductions.

To qualify for favorable tax treatment certain conditions must be satisfied:

Plan must be approved by shareholders

Right to purchase must be available to all employees

Terms of purchase opportunity must be uniform

Stock may be sold at a discount, but the maximum discount is 15% measured either at the date the option is granted or the date it is exercised, or both

Employees can elect for a payroll deduction ranging from 1%-10% of salary with no more than $25,000 worth of the company stock may be purchased per year at a stock price determined as the lesser between the beginning or end of the withholding period

Tax Treatment

Individual:

At purchase. Employee subject to ordinary income on any salary withheld to purchase the stock. No income tax is owed.

At settlement. If employee holds stock for at least 1 year from purchase and 2 years from grant of the purchase right, gain realized on sale of shares taxed at capital gain rate except for any discount at the time the purchase right was granted. This discount is taxed at ordinary income rates.

If employee fails to meet holding period requirement described above, portion of realized gain treated as ordinary income equals excess of value of stock at purchase date over purchase price. Remainder of gain taxed at capital gain rates.

Company:

At settlement. If employee holds stock for at least 1 year from purchase and 2 years from grant of the purchase right, employer not entitled to any deduction.

If employee fails to meet the holding period requirement described above, employer entitled to deduction for amount treated as ordinary income by employee.

Accounting Treatment

APB 25:

The company will recognize an expense for the stock purchase discount, unless the plan is considered non-compensatory:

An ESPP plan is considered non-compensatory if:

• Substantially all full-time employees can participate on an equal basis

• Reasonable stock purchase discount (15%)

• Purchase price lock-in period is no more than 27 months

If the plan is considered non-compensatory, the company will not recognize an expense for the stock purchase discount, but a footnote disclosure will be required under FAS 123 to illustrate the impact of expensing an ESPP, unless such plan's discount is generally not greater than 5% and the withholding period does not exceed 31 days.

FAS 123r:

ESPP does not give rise to compensation cost if all of the following are met:

• Terms of the plan no more favourable than those available to all holders of same class of shares

• Any purchase discount from the market price does not exceed the per-share amount of share issuance costs that would have been incurred to raise a significant amount of capital by a public offering. Discount of 5% or less is considered to comply.

• Substantially all employees that meet limited employment qualifications may participate on an equitable basis.

• The plan incorporates no option features other than (i) enrolment occurring up to 31 days after purchase price is fixed and (ii) purchase price based solely on market price of shares at date of purchase and employee permitted to cancel before the purchase date and obtain a refund of withholdings

• Deferred tax asset (DTA) arises as result of temporary difference between P&L cost and amounts deducted. DTA is reversed as awards are vested or forfeited. Tax benefits in excess of related DTA is recognized in additional paid-in-capital. If actual deduction is less than DTA, then difference is first offset against additional paid-in-capital from previous awards, if available; any remaining balance is recognized in the income statement.

Advantages

Individual:

• Allows employees to obtain equity interest in the company at a discount..

• Employee may immediately sell shares.

• Employee has full dividend and voting rights after stock purchase.

• Employee delays taxation of stock purchase. discount to date of stock sale and may be entitled to favorable capital gains tax treatment on a portion of the stock purchase discount.

Company:

• Company may not be required to recognize compensation expense for stock purchase discount.

• Employees focus on share price, at least during purchase cycle.

Disadvantages

Individual:

• In practice, there is a minimal likelihood of long-term holding of the equity acquired (unless required by the company).

• Minimal "line-of-sight" performance linkage.

Company:

• In practice, there is a minimal likelihood of long-term holding of the equity acquired (unless required by the company).

• Minimal "line-of-sight" performance linkage.

• Causes dilution of shareholder interests.

• Company may not receive tax deduction for the amount of the stock purchase discount.

SEC Disclosure Requirements

COMPENSATION ITEMS TO BE DISCLOSED	REQUIRED DISCLOUSURE FOR:	
	PROSPECTUS	PROXY
Individual disclosure for 5 highest paid executives provided in a summary compensation table (for last completed fiscal year) which includes:		
▪ *Annual Salary*	✓	✓
▪ *Annual Bonus*	✓	✓
▪ *Perquisites and other annual compensation*	✓	✓
▪ *Restricted stock grants*	✓	✓
▪ *Stock option and Stock Appreciation Right (SAR) grants*	✓	✓
▪ *Long-Term Incentive Plan (LTIP) payouts*	✓	✓
▪ *All other compensation for the year*	✓	✓
Table of option/SAR grants in last year	✓	✓
Table of option/SAR exercises in last year & aggregate unexercised options/SARs held	✓	✓
Table of LTIP awards in last year	✓	✓
Table of pension benefits	✓	✓
Description of outside directors' compensation	✓	✓
Description of employment contracts and change-in-control benefits	✓	✓
Table for any option/SAR repricings		✓
Pre-IPO plan documents (i.e. "Former Parent" stock option plan)	✓	
Disclosure of compensation committee interlocks		✓
Compensation committee report on pay practices for executives		✓
Relative performance graph		✓

Exhibit 99.7



HR SERVICES

New York Stock Exchange

Equity Grant Practices for Insurance Demutualization

July 2005

Contents

- Overview

- Findings

- Comparison to prior IPO analyses performed for the Board

- Appendix

  - Company Plan Details and Restrictions

Overview

- The New York Stock Exchange ("NYSE") has asked Towers Perrin to provide data regarding IPO equity grant practices for demutualized insurance companies.

  - We have compiled a group of 12 insurance companies from our databases that have demutualized within the last ten years (see next page).

- For these insurance companies, equity grants at IPO were limited by state demutualization regulations that typically place restrictions on:

  - The aggregate shares and amount per year that may be reserved and granted for some specified period

  - The timing by which the first equity awards may be granted (particularly for executives and directors)

  - The amount that can be granted to any one individual

- Due to the grant limitations placed on demutualized insurance companies, we have collected data on grants made at IPO and on the first grants made post-IPO, under the assumption these grants are comparable to typical "IPOs grants" for companies that do not have these limitations.

  - The following pages provide details regarding the levels of equity granted in aggregate, to the top 5 proxy officers and to all other employees in relation to the total shares outstanding subsequent to the demutualization and IPO.

Overview (continued)

■ The table below provides an IPO related data for each of the companies included in the analysis.

Company	IPO Date	IPO Shares	Over-Allotment	Total Outstanding (Excluding Over-Allotment)	IPO Price
AmerUs Life Holdings	January 28, 1997	4,663,190	699,478	22,750,000	$16.50
Anthem (now WellPoint)[1]	November 2, 2001	48,000,000	7,200,000	102,861,000	$36.00
John Hancock Financial Services[2]	January 27, 2000	102,000,000	15,300,000	331,700,000	$17.00
Manulife Financial	September 23, 1999	138,335,616	N/A	500,903,225	$18.00
MetLife	April 7, 2000	202,000,000	30,300,000	755,903,472	$14.25
MONY Group	November 16, 1998	11,250,000	1,687,500	45,350,000	$23.50
Phoenix Companies	June 20, 2001	48,800,000	7,320,000	105,000,000	$17.50
Principal Financial Group	October 26, 2001	100,000,000	15,000,000	360,600,000	$18.50
Prudential Financial	December 18, 2001	110,000,000	16,500,000	566,300,000	$27.50
Sun Life Financial Services	March 22, 2000	143,000,000	22,000,000	400,000,000	$12.50
Trigon Healthcare[3]	January 31, 1997	15,500,000	2,325,000	39,975,022	$13.00
WellChoice[4]	November 7, 2002	16,694,783	2,504,217	82,300,000	$25.00

Notes:
[1] At the IPO, the company also issued 4.6 million 6.00% Equity Security Units. Holders of the units agree to purchase Anthem common shares on Nov. 15, 2004, for $50 per share.
[2] The company was acquired by Manulife Financial in 2004.
[3] The company was acquired by Anthem in July 2002.
[4] The New York Public Asset Fund holds the only share of class B common stock outstanding; these shares have voting rights restricting the issuance of future common shares.

Findings

- All 12 companies granted equity, primarily in the form of options, to some portion of the employee population

  - The median aggregate award represented 3.0% of shares outstanding and ranged from 1.0% to 5.5% of shares outstanding

  - Only five of the 12 companies granted full-value shares which averaged approximately 6% of the total grant; 7 companies used 100% stock options

- *Named executive officers* received 0.5% of shares outstanding at median and ranged from 0.1% to 1.7% of shares outstanding

  - Named executive officers received 19.9% of the total award at median

  - *Named executives* received grants ranging from 3.8% to 55.2% of the total award

- *All other employees* received 1.9% of shares outstanding at the median and ranged from 0.6% to 4.0% of shares outstanding

  - At the median, this represented 79.9% of the aggregate award

  - *All other employees* received grants that ranged from 44.8% to 96.2% of the total award

  - Eleven out of the 12 companies granted at least 50% of the total award to non-proxy officers

- Details on each company are provided on the following pages

Findings (continued)

■ The table below provides details regarding grants provided in *aggregate*, to proxy *named executive officers*, and to *all other employees* for each company

　■ Summary statistics are provided at the bottom of the table

Company	Post-IPO Shares Outstanding	Stock Plan Overhang at IPO	Initial Equity Awards - Aggregate		Initial Equity Awards - Named Officers			Initial Equity Awards - All Other Employees		
			Total Equity Awards Granted at IPO	IPO Equity Awards as a % of Outstanding	Total IPO Equity Awards	Awards as % of all IPO Equity Awards	Awards as a % of outstanding	Total IPO Equity Awards	Awards as % of all IPO Equity Awards	Awards as a % of outstanding
AmerUs Life Holdings	22,750,000	6.8%	684,000	3.01%	377,500	55.2%	1.66%	306,500	44.8%	1.35%
Anthem (now WellPoint)	102,861,000	6.8%	3,058,970	2.97%	473,600	15.0%	0.46%	2,585,370	84.5%	2.51%
John Hancock Financial Services	331,700,000	4.7%	14,018,400	4.23%	2,874,604	20.0%	0.87%	11,143,796	79.5%	3.36%
Manulife Financial	500,903,225	7.3%	5,000,000	1.00%	2,191,018	27.4%	0.44%	2,808,982	56.2%	0.56%
MetLife	755,903,472	5.1%	12,263,550	1.62%	668,175	5.4%	0.09%	11,595,375	94.6%	1.53%
MONY Group	45,350,000	5.2%	1,586,400	3.50%	579,500	36.5%	1.28%	1,006,900	63.5%	2.22%
Phoenix Companies	105,000,000	6.0%	4,456,906	4.24%	795,000	15.8%	0.76%	3,661,906	82.2%	3.49%
Principal Financial Group	360,600,000	6.3%	5,163,905	1.43%	360,380	7.0%	0.10%	4,803,525	93.0%	1.33%
Prudential Financial	566,300,000	7.6%	21,731,814	3.84%	832,064	3.8%	0.15%	20,899,750	96.2%	3.69%
Sun Life Financial Services	400,000,000	7.7%	5,710,800	1.43%	1,130,000	19.8%	0.28%	4,580,800	80.2%	1.15%
Trigon Healthcare	39,975,022	10.3%	2,180,982	5.46%	565,100	25.9%	1.41%	1,615,882	74.1%	4.04%
WellChoice	82,300,000	7.6%	976,950	1.19%	451,290	46.2%	0.55%	525,660	53.8%	0.64%
Minimum		4.7%		1.0%		3.8%	0.09%		44.8%	0.56%
25th Percentile		5.8%		1.4%		13.0%	0.25%		61.6%	1.29%
50th Percentile		6.8%		3.0%		19.9%	0.50%		79.9%	1.88%
Average		6.8%		2.8%		23.2%	0.67%		75.2%	2.16%
75th Percentile		7.6%		3.9%		29.7%	0.97%		86.6%	3.39%
Maximum		10.3%		5.5%		55.2%	1.66%		96.2%	4.04%

Findings (continued)

■ The table below provides data on the portion of full-value share grants versus stock option grants that were made in connection with the IPO

  ■ Seven of the 12 companies used only stock options

  ■ Full-value shares were used at 5 companies, averaging 6% of the total grant

  ■ Summary statistics are provided at the bottom of the table

Company	Total IPO grants	IPO grants as a % of common shares outstanding	Full-value shares granted	Full-value shares as a % of common shares outstanding	Full-value shares as a % of total IPO grants	Stock options granted	Stock options as a % of total IPO grants	Stock options as a % of common shares outstanding
AmerUs Life Holdings	684,000	3.01%	-	-	0.0%	684,000	100%	3.01%
Anthem (now WellPoint)	3,154,270	3.07%	95,300	0.09%	3.0%	3,058,970	97%	2.97%
John Hancock Financial Services	14,365,428	4.33%	347,028	0.10%	2.4%	14,018,400	98%	4.23%
Manulife Financial	8,000,000	1.60%	3,000,000	0.60%	37.5%	5,000,000	63%	1.00%
MetLife	12,263,550	1.62%	-	-	0.0%	12,263,550	100%	1.62%
MONY Group	1,586,400	3.50%	-	0.00%	0.0%	1,586,400	100%	3.50%
Phoenix Companies	5,030,383	4.79%	573,477	0.55%	11.4%	4,456,906	89%	4.24%
Principal Financial Group	5,163,905	1.43%	-	-	0.0%	5,163,905	100%	1.43%
Prudential Financial	21,731,814	3.84%	-	-	0.0%	21,731,814	100%	3.84%
Sun Life Financial Services	5,710,800	1.43%	-	-	0.0%	5,710,800	100%	1.43%
Trigon Healthcare	2,180,982	5.46%	-	-	0.0%	2,180,982	100%	5.46%
WellChoice	976,950	1.19%	185,969	0.23%	19.0%	790,981	81%	0.96%
Minimum		1.2%		0.0%	0.0%		62.5%	1.0%
25th Percentile		1.6%		0.1%	0.0%		94.9%	1.4%
50th Percentile		3.0%		0.2%	0.0%		100.0%	3.0%
Average		2.9%		0.3%	6.1%		93.9%	2.8%
75th Percentile		4.0%		0.5%	5.1%		100.0%	3.9%
Maximum		5.5%		0.6%	37.5%		100.0%	5.5%

Comparison to prior IPO analyses performed for the Board

■ The table below provides a high-level comparison of the demutualized insurance companies discussed in this report with the custom peer group and the general industry data that we presented to the Board at the May 24th meeting.

Peer Groups	Total shares granted at IPO as a % of common shares outstanding	Total shares granted to proxy named executives as a % of the total grant	Total shares granted to all other employees as a % of the total grant
Custom Peer Group[1] (average)	9.5%	13.5%	68.8%
General Industry[2] (median)	4.0%	27.1%	72.9%
Demutualized Insurance Companies (median)	3.0%	19.9%	79.9%

[1] Custom peer group is from the May 24th Board Report and includes: Accenture, Chicago Mercantile Exchange, Goldman Sachs, Greenhill, International Securities Exchange, Lazard, NASDAQ

[2] Based on general industry data presented in the May 24th Board Report .

Appendix –
Restrictions and Company Plan Details



Appendix I – Restrictions on Stock-Based Grants

Company	Restriction on Stock-Based Grants
AmerUs	Under Iowa demutualization law, directors and executives will not be able to buy common shares, and the company may not grant stock-based awards to its directors and executives, until 6 months after the demutualization.
Anthem	Under Indiana demutualization law, directors and executives will not be able to buy common shares, and the company may not grant stock-based awards to its directors and executives, until 6 months after the demutualization.
John Hancock Financial Services	Policy Committee participants are restricted from receiving stock-based awards for a period of 1 year after the IPO
Manulife Financial	The company is prohibited from issuing or providing shares or options to any director, officer or employee for a period of one year following the listing of common shares.
MetLife	Under the plan of conversion, the company has agreed not to award stock-based awards to employees or directors until the 1 year anniversary of the conversion.
MONY Group	Under the plan of reorganization, directors and executives will not be able to buy common shares until 2 years after the reorganization and the company may not grant stock-based awards to directors and executives until 1 year after the reorganization.
Phoenix Companies	The compensation committee may not grant any stock or stock options prior to the first anniversary of the initial public offering.

Appendix I – Restrictions on Stock-Based Grants (continued)

Company	Restriction on Stock-Based Grants
Principal Financial Group	Under the plan of reorganization, the company has agreed not to award stock-based awards to executives or directors until 6 months after the conversion, and any award granted may not become exercisable until 18 months after the conversion.
Prudential Financial	Under the plan of reorganization, the company has agreed not to award stock-based awards to vice presidents and equivalents until 6 months after the conversion and to senior vice presidents and above until the 1 year anniversary of the conversion.
Trigon Healthcare	The plan of demutualization contains provisions generally prohibiting Trigon Healthcare from adopting any stock-based compensation plan, including any restricted stock, stock option or stock appreciation rights plan, for directors or senior management prior to the effective date of the Plan of Demutualization, and imposes restrictions on stock rights granted before three months after expiration of the six-month lockup period following the Offerings.
Sun Life Financial Services	None disclosed, but equity awards to executives did not occur until 1 year after the demutualization.
WellChoice	Under the plan of conversion, the company has agreed not to award stock appreciation rights or stock-based awards to employees or directors until the 1 year anniversary of the conversion.

Appendix II - Company Plan Details: AmerUs Life Holdings

On September 15, 1996, the company adopted the Stock Incentive Plan, which provides for the grant of options (including incentive stock options and non-qualified stock options), stock appreciation rights and restricted stock awards.

Officers and other key and high potential employees of the company, its affiliates and its subsidiaries who are responsible for or contribute to the management, growth and/or profitability of the business of the company are eligible for awards under the plan.

Consistent with rules recently promulgated by the Iowa Commissioner, no options or awards will be granted by the company during the six-month period following the closing of the IPO.

Options were granted after the 6-month restriction period to executives and other key employees. Options vest and become exercisable in equal installments on the first, second and third anniversaries after the date of grant.

Appendix II - Company Plan Details: Anthem

The company adopted the 2001 Stock Incentive Plan. Directors, executives and employees, as selected by the compensation committee, will participate in the Stock Plan. The Stock Plan is an omnibus plan, which allows for the grant of stock options, restricted stock, stock appreciation rights, performance stock and performance awards.

The Stock Plan reserves for issuance 5,000,000 shares for incentive awards to employees and non-employee directors, plus an additional 2,000,000 shares solely for issuance under grants of stock options that may be made to substantially all employees (and for issuance under similar grants that may be made to new employees). Under the program, 100 options were granted to each of about 14,790 employees, options vest in 2 years and expire in 10 years. None of the executive officers received stock options under these grants.

For a period of six months following the effective date of the demutualization, the company may not make any grants under the Stock Plan to directors or any executive who participates in the LTIP (long-term bonus plan).

Options were granted to named executive officers and other key executives that traditionally participated in the long-term bonus plan (approximately 50 executives in total) as of May 3, 2002 as part of the Anthem 2001 Stock Incentive Plan, and vest in annual installments over three years beginning May 3, 2003. All options were granted at an exercise price equal to the fair market value based on the closing market value of the common stock on the date of grant ($71.86).

A special recognition award was made in restricted stock to the named executive officers and other key executives. The restricted shares were awarded at $71.86 per share, the closing price on May 3, 2002. One-half of the restricted stock will vest on December 31, 2004 and December 31, 2005, respectfully.

Appendix II - Company Plan Details: John Hancock Financial Services

Under the 1999 Long Term Stock Incentive Plan, the company may from time to time grant eligible employees qualified or nonqualified stock options, and may grant eligible agents and other producers nonqualified stock options. The company may also award employees the right to receive shares, a cash equivalent payment, or a combination of both which may be subject to forfeitability contingencies based on continued employment or on meeting performance criteria or both (stock awards).

Shares reserved under the initial plan adopted at IPO are expressed as 5% of outstanding following completion of IPO, stock awards (non-option awards) may not exceed 1% of outstanding.

On March 13, 2000, the company granted 291,028 shares of non-vested stock to key personnel at a weighted-average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the company.

Starting in February 2001, all executive officers became eligible for stock awards under the 1999 Long-Term Stock Incentive Plan. The primary grant form under this plan was stock options, both incentive and non-qualified. Stock options typically are granted annually, with the size of grants varying based on various factors, including the executive's level of responsibility and past contributions to the company, as well as the practices of peer companies. Stock options are granted with an exercise price equal to the fair market value on the date of grant. Stock options generally will vest over a two-year period and have a maximum five-year exercise term. Restricted stock will also be granted on a highly selective basis to support retention. Each year, the compensation committee will determine the amount and terms of any restricted stock grants.

On February 5, 2001, the board approved stock and stock option grants to the Policy Committee of the company. A total of 56,000 of non-vested stock was granted. A total of 9.4 million options were granted, with a grant date exercise price of $35.53 per share. Options vest 50% each after 1 and 2 years and expire in 5 years; restricted stock vests at the end of 5 years.

In February 2001, the Company implemented the Signator Stock Options Grant Program, under the Long-Term Stock Incentive Plan. The program granted 339,307 stock options to non-employee general agents (agents) at the market price of $35.53 per share. The stock options vest over a two-year period, subject to continued participation in the JHFS sales program and attainment of established, individual sales goals. After one year of vesting, an agent is allowed to exercise 50% of the stock options granted.

Appendix II - Company Plan Details: Manulife Financial

It is expected that on the creation of the share-based compensation plans, the maximum number of common shares that will be issuable under such plans will be no more than 7.5% of the common shares outstanding. The Executive Stock Option Plan provides for grants of stock options, deferred share units, share appreciation rights, restricted shares and performance awards to officers and employees of the company or its affiliates. The maximum number of common shares that may be issued under the plan is 36,800,000 shares. Under the Executive Stock Option Plan, stock options are periodically granted to selected employees. The options vest over a 4-year period and expire not more than 10 years from the grant date. On October 2, 2000, stock options and/or deferred share units were granted to eligible officers.

The company's Long Term Incentive Plan (long-term bonus plan) was terminated in 2000. Current employees who were participants in the LTIP were offered cash, deferred stock units or stock options in exchange for accrued entitlements under the LTIP. These payments were made in October 2000.

Appendix II - Company Plan Details: MetLife

Under the 2000 Stock Incentive Plan, the compensation committee may from time to time grant stock options for the purchase of common stock to officers, employees and insurance agents of MetLife, Inc. and its subsidiaries, provided that the Compensation Committee may not grant any stock or stock options prior to the first anniversary of the effective date of the plan of reorganization. The committee may, in its discretion, delegate its authority and power under the Stock Incentive Plan to MetLife, Inc.'s CEO with respect to individuals who are below the rank of Senior Vice-President. Such delegation of authority is limited to 1.5% of the total number of shares authorized for issuance under the Stock Incentive Plan, and no individual may receive more than 5% of the shares of the CEO's total authorization in any twelve-month period.

The maximum number of shares issuable under the Stock Incentive Plan is 5% of the shares outstanding immediately after the effective date of the plan of reorganization, reduced by the shares issuable pursuant to options granted under the MetLife, Inc. 2000 Directors Stock Plan. The maximum number of shares which may be subject to awards under the Stock Incentive Plan may not exceed 60% of the shares available under the Stock Incentive Plan prior to the second anniversary of the effective date of the plan of reorganization or 80% of the shares available under the Stock Incentive Plan prior to the third anniversary of the effective date of the plan of reorganization.

In 2001, each of the named executive officers was granted two sets of stock options under the Stock Plan: "Management" stock options and "Founder's Grant" stock options. All eligible domestic employees and insurance agents of MetLife and its subsidiaries, including the NEOs, were granted 200 Founder's Grant stock options. Management employees of the company or its subsidiaries were granted Management stock options in amounts determined on an individual basis by the committee to reflect the responsibilities and performance of the participants and to motivate superior performance. Management stock options will become exercisable at the rate of 33 1/3% per year on each of the first three anniversaries of their date of grant. Founder's Grant options will normally become exercisable at the end of 3 years.

Appendix II - Company Plan Details: MONY Group

The Stock Plan provides for the grant of options (including non-qualified and incentive stock options). The maximum number of shares of the Common Stock that may be issued from November 16, 1998 to November 15, 2004 under the Stock Plan is 5% of the total outstanding shares. Consistent with rules promulgated by the New York State Superintendent of Insurance, awards were granted by the company after the first anniversary following the effective date of the Plan of Reorganization, which occurred on November 16, 1998. Any grant of a stock option after the first anniversary and prior to the fifth anniversary of the Offerings shall be subject to the advance approval of the New York State Superintendent of Insurance.

The committee may grant nonqualified stock options and stock options qualifying as incentive stock options. Each option will generally become exercisable on a cumulative basis in three approximately equal installments on each of the first three anniversaries of the date of grant thereof. The term of each option will be fixed by the committee but may not be more than ten years from its date of grant.

On November 17, 1999, the board made the initial grants of options to certain key employees of the company and its subsidiaries and certain career sales agents to acquire 1,438,500 and 147,900 shares of the Company's common stock, respectively, at an exercise price of $30.50 per share. No other grant of options has been made under the plan.

The top 5 executives and management did not receive any additional stock-based awards during the 2 years following the initial grants.

Appendix II - Company Plan Details: Phoenix Companies

Under the Stock Incentive Plan, the compensation committee may from time to time grant stock options to officers, employees and insurance agents of The Phoenix Companies, Inc. and its subsidiaries, provided that the committee may not grant any stock or stock options prior to the first anniversary of the IPO. The committee may, in its discretion, delegate its authority and power under the Stock plan to the CEO with respect to individuals who are below the rank of Senior Vice President. Such delegation of authority is limited to 1.5% of the total number of shares authorized for issuance under the Stock Incentive Plan, and no individual may receive more than 5% of the shares subject to the CEO's total authorization in any 12-month period.

The maximum number of shares issuable under the Stock Incentive Plan is the aggregate of 5% of the shares outstanding immediately after the IPO. The maximum number of shares which may be subject to award under the Stock Incentive Plan shall not exceed 75% of the shares available under the Stock Incentive Plan prior to the second anniversary of the plan effective date, 85% of the shares available under the Stock Incentive Plan prior to the third anniversary of the plan effective date and 100% of the shares available under the Stock Incentive Plan prior to the fourth anniversary of the plan effective date.

On June 25, 2002, the committee granted 4,456,906 stock options to a large number of officers of the company. These options have an exercise price of $16.20 and a three-year vesting period (33-1/3% per year) with a ten-year term. No options may be exercised until after June 26, 2003, the second anniversary of the IPO. During the third quarter of 2002, the company awarded 573,477 restricted stock units valued at $13.95 per share. The restriction period for this award ends June 25, 2006.

Appendix II - Company Plan Details: Principal Financial Group

The company can issue no more than 6% of outstanding shares following the IPO under all stock-based plans for a period of 5 years after the reorganization date, unless shareholders approve an increase in shares reserved; no more than 40% of the limit (2.4%) may be issued during the first 18 months after the demutualization.

Until six months after completion of the Demutualization, the company may not award any stock options, stock grants or other stock-based grants to any executive officers or directors, and they may not purchase shares of Common Stock or receive distributions of stock under the Long-Term Performance Plan; and

Under the Stock Incentive Plan, the compensation committee may from time to time grant to executive officers stock options (both nonqualified options and options qualifying as incentive stock options), stock appreciation rights, restricted stock and restricted stock units. Stock options are expected to be the primary grant form under the Stock Incentive Plan. Stock options are granted with an exercise price at least equal to the fair market value of the common stock on the date of grant, are generally exercisable in three approximately equal installments on each of the first three anniversaries of the date of grant and continue to be exercisable for up to ten years.

On November 26, 2001, a one-time, grant of non-qualified stock options was made under the Stock Incentive Plan to essentially all employees, including career agents who are statutory employees.

On April 29, 2002, the committee granted the first annual award of non-qualified stock options to each executive officer, including the Named Executive Officers. The options vest ratably over three years beginning on April 29, 2003, expire on April 29, 2012, and have an exercise price of $27.48, the closing price of the Common Stock on the grant date.

The committee determines the options it will grant executive officers under the plan by considering the percentage of total compensation competitors award in the form of options and other forms of equity compensation for comparable positions.

Utilizing this information, the committee sets target award opportunities for equity compensation, expressed as a percentage of base salary. Actual grants may range from 0% to 150% of these targets based on a variety of factors such as individual performance and the importance of retaining the executive officer.

Appendix II - Company Plan Details: Prudential Financial

Under the officer stock option program, grants of stock options (which may include incentive stock options) or stock appreciation rights will be made to officers of Prudential Financial, Inc. and its affiliates and to other selected individuals. This program has two aspects. First, it is ultimately intended to provide for the grant of stock options in lieu of all cash-based incentive compensation awards now made annually under the long-term bonus plan. The company will defer the adoption of this practice for at least 183 days from the effective date of its demutualization for otherwise-eligible officers of Prudential and its affiliates, and for at least one year from the effective date of its demutualization for senior officers of Prudential. Second, the board, or a committee of the board or officer, in its discretion, may make periodic grants of stock options to select employees to reward significant individual performance.

During 2002, the company will continue to transition its compensation program to one appropriate for a publicly-traded corporation. This involves two major changes: one is to use stock and stock options as part of total compensation; the other is to use performance measures for incentive compensation more typical of a public company. Both of these changes are intended to better align the financial interests of management and employees with those of our new shareholders.

The transition started with a one-time "founders' grant" of stock options made to a substantial and broad number of employees and agents of Prudential Financial and its subsidiaries globally, excluding officers of Prudential Financial, Prudential Insurance and their equivalents in other subsidiaries. Under this grant, called the Associates Grant, options for 240 shares were awarded on the IPO date to each eligible full-time associate and half that number to each eligible part-time employee. The exercise price of the options was generally set at $27.50 a share, which was identical to the IPO price. Options were granted to approximately 51,000 employees and agents, on approximately 12,000,000 shares, under the Associates Grant. This grant will help align the interests of a broad population of the company's employees globally with those of shareholders.

Executives received option grants in December 2002 with an exercise price equal to $32 per share, the fair market value on the date of grant.

Appendix II - Company Plan Details: Sun Life Financial Services

The company sought approval of its Executive Stock Option Plan (29,525,000 shares reserved), the Director Stock Option Plan (150,000 shares reserved), and the Senior Executives' Deferred Share Unit Plan at its annual meeting in April 2001, following its demutualization. The company granted stock options to certain employees and directors and to all eligible employees under the Special 2001 Stock Option Award Plan (1,150,000 shares reserved). Options granted under these plans will vest at various times; over a 5-year period under the Executive Stock Option Plan, 2 years after the grant date under the Special 2001 Stock Option Award Plan and over a 2-year period under the Director Stock Option Plan.

In March 2001, stock options granted to named executive officers were awarded with an exercise price equal to the market price on the date of grant ($18.76 and C$29.49). A portion of the options (50% for the CEO and the COO, and approximately 62.5% for other named executives) were awarded with a 4-year ratable schedule. In the first year of the plan, selected employees were eligible for an enhanced award (the remaining portion of the award for named executive officers). This enhanced award vests 50% after 3 years and 50% after 5 years.

Appendix II - Company Plan Details: Trigon Healthcare

The plan of demutualization contains provisions generally prohibiting Trigon Healthcare from adopting any stock-based compensation plan, including any restricted stock, stock option or stock appreciation rights plan, for directors or senior management prior to the effective date of the Plan of Demutualization, and imposes restrictions on stock rights granted before three months after expiration of the six-month lockup period following the Offerings.

Under the stock plan adopted at the IPO, no more than 5% of outstanding may be issued for stock-based awards, stock awards (non-stock options) may not exceed 1% of outstanding.

In 1997, the only stock-based compensation awarded under the Stock Incentive Plan was in the form of nonstatutory stock options, all of which were awarded at an exercise price equal to the fair market value of the company's common stock on the date of grant. All of the officers of the company were awarded stock options on June 11, 1997, and several received supplemental awards later in the year in recognition of their promotions to positions of greater responsibility. The committee considered a number of factors in determining the number of options to be awarded to particular executives, including the executive's salary level, the ability of the executive to affect the net income of the company, the amount of stock in the company that the executive owned, and the level of stock options awarded to comparable executives at companies that compete with the company.

Initial options were granted to executives and other employees; options vest 33% each after 1, 2 and 3 years and expire in 10 years.

Appendix II - Company Plan Details: WellChoice

In 2003, the board adopted and the stockholders approved the 2003 Omnibus Incentive Plan. Officers, key employees and non-employee directors are eligible for awards under the plan. The maximum number of shares of common stock that may be issued under the plan is 6,250,000. The maximum number of shares of common stock that may be granted as restricted stock awards or restricted stock units and that vest or otherwise become non-forfeitable by participants during the term of the plan is 1,875,000. The plan provides for the grant of any or all of the following types of benefits: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights; restricted stock awards; restricted stock units; and cash awards. Restricted stock awards, restricted stock units and cash awards may constitute performance-based awards.

Under the plan of conversion, the company agreed that it would not grant stock-based compensation to its employees or directors prior to November 7, 2003. On November 7, 2003, the compensation committee granted executive officers stock-based compensation as part of their 2004 long-term compensation package. The grants consisted of (1) shares of restricted stock that provide the grantee with voting and dividend rights and vest over a three-year period and (2) non-qualified options with an exercise price of $31.03 per share, which also vest over a three-year period.

The committee considered the aggregate dollar value attributable to all long-term compensation, both stock and cash-based. Of the total amount, with respect to the executive officers, the committee allocated approximately 80% of the value to stock-based compensation. The committee then allocated one-half of the value of the stock-based compensation to grants of restricted stock and the other half to non-qualified stock options.

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Exhibit 99.8



HR SERVICES

New York Stock Exchange

Archipelago Compensation Overview

July 2005

Overview

- The following report outlines the compensation practices set forth by Archipelago in its S-1 filing at the time of its IPO

- This overview includes an analysis of the following areas:

  - Overview of total compensation program design and practices
  - Proxy analysis for top 5 executives
  - IPO equity grants
  - Change-in-control provisions

Compensation Overview

Component	Description
Philosophy	"Analyze each element of total compensation to determine appropriateness and competitiveness from both an internal and external perspective, and to ensure that compensation is directly linked to company performance, as measured in terms of performance metrics and drivers selected by the Board from time to time"
Salary	■ Set to be competitive with industry-based salaries taking into account position, title, duties and responsibilities ■ Reviewed annually
Annual bonus	■ Based on performance against financial and operational metrics including, but not limited to, market share, net income, EPS, return on equity, return on assets, revenue, and cash flow ■ 2004 performance measured against market share, revenue, operating profit, reliability, and completion of IPO
Long-term incentives	■ Omnibus stock plan although committee has decided that future awards will be full value shares ■ Stock options and restricted stock were granted in 2004 and at IPO ■ Employee stock purchase plan with a 5% discount on the purchase date
Pension	■ Qualified 401(k) plan ■ No executive-level pension-benefit plans, programs, or arrangements
Health & Welfare	■ Broad-based health and welfare programs ■ No executive-level health and welfare benefit plans, programs, or arrangements
Perquisites	■ No executive-level perquisite plans, programs, or arrangements
Section 162(m)	■ In general, compensation should comport with rules to ensure deductibility

Top 5 Proxy Analysis

2004 Proxy Analysis Summary[1]

Name	Title	Base Salary	Bonus	Bonus as % of Base	TCC[2]	Expected Values ($) Stock Options	Expected Values ($) Restricted Stock	Expected Values ($) Performance Plan	Total LTI[3]	TDC[4]
Gerald Putnam	CEO	$782,885	$1,500,000	192%	$2,282,885	$2,012,888	$1,298,098	$0	$3,310,987	$5,593,872
Nelson Chai	CFO	341,192	412,500	121%	753,692	517,042	602,685	0	1,119,727	1,873,419
Michael Cormack	President	341,192	412,500	121%	753,692	517,042	602,685	0	1,119,727	1,873,419
Kevin O'Hara	CAO/GC	341,192	412,500	121%	753,692	517,042	602,685	0	1,119,727	1,873,419
Steven Rubinow	CTO	341,192	412,500	121%	753,692	517,042	602,685	0	1,119,727	1,873,419

Footnote:
[1] Competitive data reflects information from the most recent proxy statement (as of 8/12/04).
[2] TCC (Total Cash Compensation) is the sum of the base salary and annual bonus amount.
[3] Total LTI (long-term incentives) includes the annualized expected value of all long-term incentive grants for the past year (e.g., stock options, restricted stock, and performance plans) including mega grants from prior years, which might be annualized.
[4] TDC (Total Direct Compensation) is the sum of total cash compensation and long-term incentives.

2004 Proxy Analysis Summary[1]

Name	Title	Pay Mix Base	Pay Mix Bonus	Pay Mix LTI	LTI Mix SO	LTI Mix RS	LTI Mix PP
Gerald Putnam	CEO	14%	27%	59%	61%	39%	0%
Nelson Chai	CFO	18%	22%	60%	46%	54%	0%
Michael Cormack	President	18%	22%	60%	46%	54%	0%
Kevin O'Hara	CAO/GC	18%	22%	60%	46%	54%	0%
Steven Rubinow	CTO	18%	22%	60%	46%	54%	0%

Footnote:
[1] Competitive data reflects information from the most recent proxy statement (as of 8/12/04).

IPO Equity Grants

- The table below details equity grants made at IPO for the proxy named officers and all other employees

  - 1.2 million shares (2.6% of post-IPO shares outstanding) were reserved

  - Fully diluted overhang at IPO was 11.8%

    — This includes (i) outstanding equity grants from prior plans, (ii) shares available for grant under prior plans, and (iii) newly reserved shares for IPO

Executive	Title	Full-value awards	% of total full-value awards	Stock Options	% of total stock option awards	Total IPO Grants	% of total IPO grants	IPO awards as a %age of outstanding
Gerald Putnam	CEO	-	N/A	316,000	40.8%	316,000	40.8%	0.68%
Nelson Chai	CFO	-	N/A	70,000	9.0%	70,000	9.0%	0.15%
Michael Cormack	President	-	N/A	70,000	9.0%	70,000	9.0%	0.15%
Kevin O'Hara	CAO/GC	-	N/A	70,000	9.0%	70,000	9.0%	0.15%
Steven Rubinow	CTO	-	N/A	70,000	9.0%	70,000	9.0%	0.15%
All other employees		-	N/A	178,443	23.0%	178,443	23.0%	0.39%
Total		-	N/A	774,443		774,443		1.67%

Change-in-Control Provisions

■ Members of the senior management team are covered under change in control severance agreements.

Provision	Description
Severance	■ Lump sum cash payment, not less than $1,500,000 equal to 2x the sum of highest base salary in preceding 12 months and bonus for year preceding change in control
Payment of Accrued Compensation	■ Paid as a lump sum and includes, base salary, prorated bonus, previously deferred compensation and vacation
Benefits Continuation Period	■ 24 months of medical, dental, accident, disability and life insurance for employee and dependents
Accelerated Vesting of LTIP awards	■ Fully vesting of unvested equity grants, 50% of options exercisable within one year of termination and 50% within two years of termination
Tax gross up	■ Gross-up for excess payments
Outplacement services	■ Up to $20,000 for a period of 12 months
Trigger for CIC severance	■ CIC and job loss ("double trigger")
Post-CIC protection	■ Up to one year following CIC
Termination permitted for "good reason"	■ Yes

This Exhibit contains forward-looking information, including certain projections as to future results. This forward-looking information and these projections were made as of the date of the Exhibit, and have not been updated or amended to reflect events and information obtained after the date of the Exhibit. No person intends to update or otherwise revise the forward-looking statements or any of the other information contained in this document to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events. The information in this Exhibit was not prepared with a view toward public disclosure. See "Forward-Looking Statements" in the proxy statement/prospectus set forth in this Registration Statement.

Exhibit 99.9

STRATEGIC RATIONALE

1. Provides access to state of the art, high speed, low cost trading platform.

2. Provides growth engine for new product expansion:

   • ETFs: Provides immediate benefit due to state of the art trading platform and reduced market data fee cannibalization.

   • Options: Provides immediate position (9% market share through PCX acquisition), although not great technology. Potential acquisition of Philadelphia provides technology and additional 11% market share.

   • Convertibles and Fixed Income: Provides state of the art trading platform.

3. Provides significant (25% market share) position in OTC Equity market.

4. Permits development of second tier listing business to compete with NASDAQ and become feeder to NYSE.

5. Injects entrepreneurial, innovative management talent.

6. Protects existing listed trading market share.

7. Moves NYSE to for profit, public company in single transaction.

8. Combination creates leading player in U.S. market to compete with global competitors and lead consolidation in U.S. market.

ISSUES

1. Elimination of not-for-profit status
   - Is this good for US. investors?

2. Impact on regulation
   - Can we maintain SRO status, particularly MFR?
   - Reporting, funding, legal structure

3. Impact on relationships with Washington
   - House, Senate, White House, SEC, FED, Treasury

4. Degree of difficulty of execution
   - Are we trying to do too many things at the same time?
   - Management talent / depth

5. Cultural impact
   - Management
   - Floor

6. Separation of equity ownership and trading right
   - Should the trading right be owned by the exchange and licensed to the participants?
   - How is the pricing determined and how do we guarantee access?

7. Ability to maintain two tier listing brands. Impact of second tier listing on first tier listing value proposition.

DEAL STRUCTURE (TENTATIVE)

Holding Company with four principal subsidiaries

- Navy, Army, Options, Regulation

Holding company ownership - 70% Navy / 30% Army

Offer to Navy members: Exchange current seat for cash and stock of holding company

Tentative Valuation:

	Navy	Army	Combined w/ Synergies
2006P Net Income	$140mm	$71mm	$ 217mm

Combined Market Value at Assumed Multiple of 20x: $4.34b
Navy Implied Value: $3.0b
Navy Implied Value per Seat: $2.2mm
Proposed offer to Navy seatholders: $2.2mm stock plus $300,000 cash

Board of Directors: Navy Board [Plus one or two Army]

Mechanism for licensing of trading right:

Sale restrictions on holding company shares:

- Multi-year lock-ups on Navy holders

- Multi-year lock-ups on Army significant shareholders

Voting agreement for Navy holders

Employee stock ownership program

Anti-takeover provisions in holding company charter

Dividend policy

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Exhibit 99.10

Financial Considerations


NYSE

Strategic Rationale

Market Leader

- Combination of Navy's reliability, brand and market position with the speed and efficiency of Army's technology platform, as well as its culture of innovation and cost discipline will lead to the creation of the world's preeminent market

Global Competitor

- The Pro Forma entity will be positioned strongly relative to global competitors, in particular versus Deutsche Börse and Euronext

A Market for the Future

- The transaction creates a market for the future. Most industry participants agree that investors and traders will seek cross-product transaction capabilities. The Army/Navy combination creates a leading market capable of meeting those needs

NYSE

Benefits of the Transaction

Benefits to Navy

- Provides a state-of-the-art, high speed, low cost trading platform

- Creates a growth engine for the future
  - Existing strong position in OTC and ETF trading
  - Platform for entry into derivatives and other new products

- Injects entrepreneurial, aggressive management talent
  - Accelerates Navy's internal restructuring process

- Moves Navy to for-profit, public company in a single transaction

- Generates significant cost savings

Benefits to Army

- Moves Army from one of three OTC players to a leading US market

- Reduces Army reliance on Transaction Revenues

- Creates opportunity to leverage Army trading factory to expand into new products
  - Army becomes core platform for Navy's future growth

- Potential for creation of value-added data products using Army's technology and Navy's share of trading

NYSE

General Assumptions

- Market volumes based on mutually agreed upon growth projections
  - NYSE growth of 10.0%, 25.0% and 10.0% in 2005E, 2006E and 2007E, respectively
  - NASDAQ growth of 10.0% in 2005E, 2006E and 2007E
  - AMEX growth of (7.8)%, (20.0)% and 5.0% in 2005E, 2006E and 2007E, respectively

- Pro forma combined share of volume assumptions
  - Share of NYSE volume of 80.0% and 80.0% in 2006E and 2007E, respectively
  - Share of NASDAQ volume of 26.0% and 27.5% in 2006E and 2007E, respectively
  - Share of AMEX volume of 30.5% and 33.5% in 2006E and 2007E, respectively

- Army projections include the derivatives business ("Parrot") and exclude WAVE

- Transaction synergies are calculated in addition to Navy's currently anticipated expense reductions and are based on mutually agreed upon expense savings
  - Total 2006E pretax expense synergies of $37mm ($73mm total, assuming 50% phase-in)
  - Total 2007E pretax expense synergies of $81mm
  - Synergies are phased-in 50% in 2006E and 100% in 2007E

- 15% of excess purchase price allocated to identifiable intangibles; 5-year amortization

NYSE

Drivers of Navy Performance

- Revenue Increases $105mm or 5% compounded '05-'07. The following drivers represent $67mm of the cumulative growth:

  – Introduction of Trading Right Lease revenue in 2006 of $25mm per year, assuming 1,000 seats at $25k each

  – Growth in Non-Fine Regulatory Revenue of 10% in 2006 and 2007 from a base of $113mm in 2005B. Review of revenue has identified a $33mm gap between services provided and fees collected for those services, setting the stage for a 2006 pricing overhaul

  – Floor and Facilities fee revenue increases $17mm in 2006. This represents a 24% reduction in the $70mm identified gap between services provided and revenue received for those services

- Expenses decrease $130mm, or 6.6% compounded '05-'07. The following drivers represent $104mm of the cumulative savings:

  – Reduction in Operating Professional Service Expense of 10% in 2006 and 5% in 2007, resulting in pro service expense of $63mm in 2006 and $60mm in 2007. This compares to $70mm in 2004/2005B, and $47mm in 2003

  – Headcount reductions of 10% from 2005B end of year figure of 1741. As of March 31, 2005, operating headcount was 1572. Average compensation and G&A is estimated at $178k and $27k per person

  – 15% efficiency realization at SIAC based on 2005B expenses of $461mm, and a 3-year realization ($12mm, $34mm and $24mm). Navy, based on constant usage, receives the majority of these saves, or $8mm, $25mm and $18mm in each year

NYSE

Navy Standalone Projections

($ in mm)

	Historical		Projected			CAGR	
	2003	2004	2005E	2006E	2007E	'03-'04	'05E-'07E
Revenues							
Transaction Fees	$ 157.2	$ 153.6	$ 162.1	$ 194.7	$ 208.9	(2.3)%	13.5 %
Market Data (Net)	172.4	167.6	183.8	201.0	211.9	(2.8)	7.4
Listings	294.6	320.9	319.3	327.3	342.3	8.9	3.5
Regulatory	124.7	121.3	126.5	137.6	152.0	(2.8)	9.6
Floor and Membership	71.5	58.7	54.8	71.8	72.3	(17.9)	14.9
Data Processing	224.8	220.6	200.6	167.0	145.4	(1.8)	(14.9)
Trading Rights Revenue	0.0	0.0	0.0	25.0	25.0	NA	NA
Other	5.5	17.8	15.2	10.0	10.0	224.4	(18.8)
Total Revenues	**$ 1,050.6**	**$ 1,060.4**	**$ 1,062.1**	**$ 1,134.5**	**$ 1,167.8**	**0.9 %**	**4.9 %**
Expenses							
Compensation & Benefits	$ 380.8	$ 375.0	$ 377.5	$ 343.7	$ 333.1	(1.5)%	(6.1)%
Systems - SIAC	253.1	266.1	256.5	240.2	222.8	5.1	(6.8)
Systems - All Other	95.4	85.7	92.4	76.5	71.7	(10.1)	(11.9)
Depreciation & Amortization	57.4	63.4	67.5	66.4	65.6	10.3	(1.4)
Marketing & Promotion	14.6	18.6	10.8	12.2	13.8	27.5	13.0
Legal	12.5	28.2	14.3	13.2	11.8	125.7	(9.5)
Consultants & Profesional	74.5	98.5	95.4	82.4	76.7	32.2	(10.3)
Occupancy	47.6	48.6	50.7	47.2	46.9	2.0	(3.8)
Other G&A	51.0	55.0	57.4	52.0	49.7	7.8	(7.0)
Total Expenses	**$ 986.8**	**$ 1,039.0**	**$ 1,022.6**	**$ 933.8**	**$ 892.1**	**5.3 %**	**(6.6)%**
Operating Income	**$ 63.8**	**$ 21.4**	**$ 39.5**	**$ 200.6**	**$ 275.7**	**(66.4)%**	**164.2 %**
% Growth		-66.4%	84.6%	407.8%	37.4%		
Interest Income	23.5	15.6	20.7	24.8	29.9	(33.9)%	20.1 %
Income Tax Expense	(36.4)	(11.3)	(17.8)	(78.9)	(106.9)	(68.9)	145.0
Equity in Subsidiaries	0.0	0.0	0.0	0.0	0.0	NA	NA
Minority Interest	(1.3)	(1.0)	(2.2)	(3.1)	(3.3)	(22.1)	23.0
Net Income	**$ 49.7**	**$ 24.6**	**$ 40.2**	**$ 143.5**	**$ 195.3**	**(50.4)%**	**120.4 %**
% Growth		-50.4%	63.2%	256.8%	36.1%		

NYSE

6

Army Standalone Projections

($ in mm)

	Historical		Projected			CAGR	
	2003	2004	2005E	2006E	2007E	'03-'04	'05E-'07E
Revenues							
Execution revenue	$ 428.4	$ 484.2	$ 548.1	$ 599.1	$ 706.3	13.0 %	13.5 %
Market data fees	29.5	56.6	59.3	73.2	83.9	92.1	18.9
Listing fees and other	0.4	0.4	14.4	12.2	12.4	(1.0)	(7.3)
Total revenues	**$ 458.3**	**$ 541.3**	**$ 621.8**	**$ 684.5**	**$ 802.5**	**18.1 %**	**13.6 %**
Cost of Revenues							
Providing liquidity	$ 152.8	$ 200.7	$ 222.5	$ 258.9	$ 304.6	31.3 %	17.0 %
Routing fees	115.0	90.4	87.3	96.1	106.4	(21.5)	10.4
Clearance, brokerage and exchange	65.7	39.1	45.4	11.5	12.7	(40.4)	(47.2)
Total cost of revenues	**$ 333.6**	**$ 330.2**	**$ 355.2**	**$ 366.5**	**$ 423.7**	**(1.0)%**	**9.2 %**
Gross Margin	**$ 124.7**	**$ 211.1**	**$ 266.6**	**$ 318.0**	**$ 378.8**	**69.2 %**	**19.2 %**
Gross Margin %	**27.2 %**	**39.0 %**	**42.9 %**	**46.5 %**	**47.2 %**		
Indirect costs							
Employee compensation and benefits	$ 40.0	$ 42.8	$ 63.0	$ 66.3	$ 64.5	7.0 %	1.1 %
Depreciation and amortization	30.5	26.7	29.4	41.3	45.7	(12.6)	24.7
Systems & communications	20.7	19.6	26.0	25.9	28.4	(5.3)	4.6
Marketing and promotion	8.3	20.3	27.9	30.5	33.6	NM	9.7
Legal and professional	8.6	11.5	11.1	12.0	13.0	33.8	8.2
Occupancy	4.2	4.6	11.2	14.9	15.9	10.9	19.4
General and administrative	11.7	12.6	20.1	25.7	27.9	8.0	17.9
Total indirect costs	**$ 123.9**	**$ 138.1**	**$ 188.6**	**$ 216.6**	**$ 228.9**	**11.5 %**	**10.2 %**
Operating income	**$ 0.8**	**$ 73.0**	**$ 78.0**	**$ 101.4**	**$ 149.9**	**NM**	**38.6 %**
% Growth		NM	6.9 %	29.9 %	47.9 %		
Interest Income	0.9	2.9	4.2	6.4	8.7	NM	43.6 %
Income Tax Expense	(0.7)	(7.0)	(33.2)	(43.3)	(63.9)	NM	38.8
Net income	**$ 1.1**	**$ 68.9**	**$ 49.0**	**$ 64.4**	**$ 94.7**	**NM**	**39.0 %**
Net income at a normalized tax rate	$ 1.1	$ 45.7	$ 49.0	$ 64.4	$ 94.7	NM	39.0 %
% Growth		NM	7.3 %	31.4 %	47.0 %		

NYSE

Drivers of Army Performance

($ in mm)

2005E - 2006E

2005E Operating Income	**$ 78.0**
Adjustments:	
Transaction Revenue	
Industry Volume Growth	$ 40.9
Market Share Growth	46.1
Change in Transaction Revenue	$ 87.0
Army's Volume Effects on Market Data Fees	11.0
Change in Listing Fees	0.1
Change in Cost of Revenues	(48.3)
Change in Operating Expenses	(19.0)
Loss of WAVE's Op. Income	(15.8)
Increase in Parrot's Op. Income	8.4
Total Adjustments	**$ 23.3**
2006E Operating Income	**$ 101.4**

2006E - 2007E

2006E Operating Income	**$ 101.4**
Adjustments:	
Transaction Revenue	
Industry Volume Growth	$ 58.5
Market Share Growth	45.1
Change in Transaction Revenue	$ 103.6
Army's Volume Effects on Market Data Fees	10.2
Change in Listing Fees	0.2
Change in Cost of Revenues	(61.0)
Change in Operating Expenses	(17.5)
Incremental Loss of WAVE's Op. Income	(2.0)
Incremental Increase in Parrot's Op. Income	15.0
Total Adjustments	**$ 48.6**
2007E Operating Income	**$ 149.9**

NYSE

8

Pro Forma Consolidated Projections

($ in mm)

	2006E	2007E	Growth '06E-'07E
Revenues			
Execution revenue	$ 788.8	$ 915.6	16.1 %
Market data fees	267.4	290.4	8.6
Listing fees and other	339.5	354.7	4.5
Regulatory, floor and other Navy	386.4	379.7	(1.7)
Trading rights revenue	25.0	25.0	0.0
Total revenues	**$ 1,807.2**	**$ 1,965.4**	**8.8 %**
Cost of Revenues			
Providing liquidity	$ 258.9	$ 304.6	17.6 %
Routing fees	95.3	105.0	10.1
Clearance, brokerage and exchange	10.5	10.7	2.7
Total cost of revenues	**$ 364.7**	**$ 420.3**	**15.3 %**
Gross margin	**$ 1,442.5**	**$ 1,545.0**	**7.1 %**
Gross margin %	**79.8 %**	**78.6 %**	
Indirect costs			
Employee compensation and benefits	$ 392.2	$ 358.2	(8.7)%
Depreciation and amortization	129.0	130.2	0.9
Systems & communications	335.1	306.4	(8.6)
Marketing and promotion	37.7	36.4	(3.6)
Legal and professional	107.6	101.4	(5.7)
Occupancy	61.1	60.6	(0.7)
General and administrative	74.4	70.3	(5.6)
Total indirect costs	**$ 1,137.1**	**$ 1,063.5**	**(6.5)%**
Operating income	**$ 305.4**	**$ 481.6**	**57.7 %**
Operating margin %	**16.9 %**	**24.5 %**	
Interest income	23.2	29.3	26.5 %
Income tax expense	(131.3)	(205.6)	56.6
Minority interest	(3.1)	(3.3)	7.7
Net income	**$ 194.3**	**$ 302.0**	**55.5 %**
Cash and securities	$ 1,010.1	$ 1,337.3	32.4 %
Equity	1,909.2	2,211.3	15.8
Total assets	2,949.9	3,285.3	11.4
ROAE	10.5 %	14.7 %	

Synergy and Deal Cost Impact on Pro Forma

($ in mm)

	2006E	2007E
Navy Standalone Operating Income	**$ 201**	**$ 276**
Army Standalone Operating Income	101	150
Total Standalone Operating Income	**$ 302**	**$ 426**
Adjustments:		
Navy's Loss of Transaction Revenue	$(10)	(11)
Navy's Loss of Market Data Fees	(9)	(10)
Increase to Army's Match Rate	9	19
Pre-tax Synergies	37	81
Additional Amortization	(24)	(24)
Total Adjustments	**$ 3**	**$ 55**
New Projected Operating Income	**$ 305**	**$ 481**

Note that interest income is also reduced by approximately $8mm due to the combined entity's reduced cash

NYSE

Pro Forma Cash Balances

($ in mm)

Army

Cash balance - 12/31/2004	$ 177.9
Adjustments:	
Purchase of New business 1[1]	$(50.5)
New business 1 after-tax restructuring charge	(15.0)
After-tax sale of WAVE[1]	58.6
Capital expenditures	(32.4)
2005E cash earnings and other	79.8
Cash balance - 12/31/2005	**$ 218.4**
Dividend	0.0
Ending cash balance - 12/31/2005	**$ 218.4**

Navy

Operating cash balance - 12/31/2004	$ 869.8
Adjustments:	
Capital expenditures	$(38.0)
2005E operating cash earnings	80.5
Operating cash balance - 12/31/2005	**$ 912.3**
After-tax restructuring charge[2]	(16.9)
Adjusted cash balance - 12/31/2005	**$ 895.3**
Dividend	(400.0)
Ending cash balance - 12/31/2005	**$ 495.3**

Combined cash balance	**$ 713.7**

Required Navy cash balance	**$ 499.6**
Required Army cash balance	**214.1**
Cash dividend by Navy	**400.0**
Cash dividend by Army	**0.0**

[1] Net of cash received or lost in the transaction.

[2] Pre-tax restructuring charge of 1.0x the Navy - Operating 2006E cost savings of $29.0.

NYSE

Pro Forma Consolidated Balance Sheet

($ in mm)

Summary 12/31/05 Balance Sheet

	Navy	Army	Army Eliminations	Transaction Adjustments[1]	12/31/05 Ending
Assets					
Cash	$ 621	$ 218	$ 0	$ 0	$ 839
Receivables	128	95	0	0	223
Deferred tax asset	166	32	0	0	198
Fixed assets, net	312	81	0	0	392
Goodwill	0	153	(153)	802	802
Intangible assets	0	94	(94)	132	132
Investments	3	0	0	0	3
Other assets	147	11	0	0	158
Total assets	**$ 1,376**	**$ 684**			**$ 2,747**
Liabilities					
Payables and other current	$ 382	$ 146	$ 0	$ 0	$ 527
Deferred tax liability	0	1	0	55	56
Other long-term liabilities	338	6	0	0	344
Debt	0	0	0	0	0
Minority Interest	$ 33	$ 0	$ 0	$ 0	$ 33
Equity					
Members' equity	$ 623	$ 531	$(531)	$ 1,163	$ 1,786
Total liabilities and equity	**$ 1,376**	**$ 684**			**$ 2,747**

NYSE

[1] Identifiable intangibles are estimated to be 15% of the excess purchase price of Army. These intangibles are amortized on a straight-line basis over 5 years.

Pro Forma Consolidated Cash Flow

($ in mm)

STATEMENT OF CASH FLOWS

	2006
Cash Flows From Operating Activities	
Comprehensive income	$ 120.7
Depreciation and amortization	129.7
Pre-tax asset write-off for Parrot	15.0
Due from brokers and dealers	(39.7)
Receivables from members & affiliates	(16.9)
Deferred tax asset	0.0
Other assets	(6.4)
Payables and other	81.1
Cash flows from operating activities	$ 283.5
Cash Flows From Investing Activities	
Capital Expenditure	$(76.0)
Purchase of Army	0.0
Cash flows from investing activities	$(76.0)
Cash Flows From Financing Activities	
Debt issuance	$ 0.0
Equity issuance	0.0
Dividends	0.0
Share repurchase	0.0
Cash flows from financing activities	$ 0.0
Total Cash Flows	**$ 207.5**

NYSE

13

Appendix

NYSE

Trading Volumes Drive Newco Performance

	2005E					2006E					2007E			
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4
Total Trading Volume (mm)														
NASDAQ	132,135	126,144	115,716	126,988	500,982	145,348	138,758	127,287	139,687	551,081	159,883	152,634	140,016	153,656
% Growth		-4.5%	-8.3%	9.7%	10.0%	14.5%	-4.5%	-8.3%	9.7%	10.0%	14.5%	-4.5%	-8.3%	9.7%
AMEX	17,690	17,910	16,090	17,115	68,805	14,152	14,328	12,872	13,692	55,044	14,860	15,044	13,516	14,377
% Growth		1.2%	-10.2%	6.4%	-7.8%	-17.3%	1.2%	-10.2%	6.4%	-20.0%	8.5%	1.2%	-10.2%	6.4%
NYSE	127,028	133,275	117,136	129,006	506,444	158,784	166,594	146,420	161,257	633,055	174,663	183,253	161,062	177,383
% Growth		4.9%	-12.1%	10.1%	10.0%	23.1%	4.9%	-12.1%	10.1%	25.0%	8.3%	4.9%	-12.1%	10.1%
Trading Days	61	64	64	63	252	62	63	63	63	251	62	63	63	63
Average Daily Trading Volume (mm)														
NASDAQ	2,166	1,971	1,808	2,016	1,988	2,344	2,203	2,020	2,217	2,196	2,579	2,423	2,222	2,439
AMEX	290	280	251	272	273	228	227	204	217	219	240	239	215	228
NYSE	2,082	2,082	1,830	2,048	2,010	2,561	2,644	2,324	2,560	2,522	2,817	2,909	2,557	2,816
Standalone Army Share of Volume														
% of NASDAQ	24.5%	24.5%	24.5%	24.5%	24.5%	26.0%	26.0%	26.0%	26.0%	26.0%	27.5%	27.5%	27.5%	27.5%
% of AMEX (ETFs)	24.4%	24.1%	23.9%	23.6%	24.0%	26.2%	25.7%	25.2%	24.7%	25.4%	27.2%	26.7%	26.2%	25.7%
% of NYSE	2.8%	3.8%	4.7%	5.7%	4.2%	6.4%	6.9%	7.4%	7.8%	7.1%	8.3%	8.8%	9.3%	9.8%
% of AMEX (Non-ETFs)	3.1%	3.4%	3.6%	3.9%	3.5%	4.3%	4.8%	5.3%	5.8%	5.1%	6.3%	6.8%	7.3%	7.8%
Pro Forma Navy Share of Volume														
% of NYSE	80.0%	80.0%	80.0%	80.0%	80.0%	73.6%	73.1%	72.6%	72.2%	72.9%	71.7%	71.2%	70.7%	70.2%
Pro Forma Combined Share of Volume														
% of NYSE	82.8%	83.8%	84.7%	85.7%	84.2%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Army Trading Behavior for Navy Listings														
% Crossed	54.4%	55.7%	57.0%	58.3%	56.3%	85.0%	85.0%	85.0%	85.0%	85.0%	99.0%	99.0%	99.0%	99.0%
% Inbound Preference	18.2%	18.4%	18.7%	19.0%	18.6%	7.5%	7.5%	7.5%	7.5%	7.5%	0.5%	0.5%	0.5%	0.5%
% Outbound Preference	27.4%	25.9%	24.3%	22.7%	25.1%	7.5%	7.5%	7.5%	7.5%	7.5%	0.5%	0.5%	0.5%	0.5%

NYSE

Pro Forma 2006 Performance is Dependent on Volume Growth and Share Retention

Downside Sensitivity Both to 2006 Navy Total Market Growth and Pro Forma Market Share

		Growth in Overall Navy Market Volume in 2006				
		5%	**10%**	**15%**	**20%**	**25%**
Pro Forma	**70.0%**	$137	$146	$154	$162	$170
Share of	**72.5%**	143	151	159	168	176
Volume	**75.0%**	148	157	165	174	182
	77.5%	154	162	171	180	189
	80.0%	159	168	177	186	**195**

Note that the boxed area represents the current pro forma projections; Analysis is based on Navy's internal merger model.

16

NYSE

Pre-Tax Expense Synergies of $81mm by '07

($ in mm)

- Expected annual synergies in the pro forma entity in 2006 are $73.4mm; however, only 50% of these savings are assumed to be realized in 2006 ($36.7)

	Expense Impact	
Expense-Related Synergies and Adjustments	**2006P**	**2007P**
SYNERGIES		
Marketing Spend Reduction	(5.0)	(11.0)
General & Administrative Costs Reduction	(3.3)	(7.3)
Headcount Reductions		
# of Heads reduced (Cumulative, Aggregate)	216	238
Effective Rate per Head	0.166	0.166
Aggregate cost reduction	35.8	39.4
% Achieved in year	50%	100%
Total cost reduction	(17.9)	(39.4)
Technology Spend Reductions		
Amount Targeted	(15.0)	(16.5)
% of Target Achieved in year	50%	100%
Total Reduction	(7.5)	(16.5)
Occupancy Expense Reductions	(1.0)	(2.2)
Depreciation Expense Reductions	(2.0)	(4.4)
Total Synergies	**(36.7)**	**(80.8)**
Non-Operating Restructuring Charge of 1.5x full year 2006P synergies of $73.4mm	(110.2)	

17 | **NYSE**

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 99.11

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 7, 2005

The Board of Directors held its Annual Meeting at 10:10 a.m. today, for the purposes of organization, the election of officers and the transaction of other business, as required by Article IV, Section 6(e) of the Exchange Constitution, Chairman John S. Reed presiding. Directors Albright, Allison, Carter, Jackson, McDonald, Shapiro, Thain, Weatherstone and Woolard were present. (10) Also present were Director nominees Ellyn L. Brown and Karl M. von der Heyden.

Mr. Carter entered and met with the Board. (9) (10:20 a.m.)

Mr. Thain entered and met with the Board. (10) (10:55 a.m.)

Mr. Bernard and Ms. Yeager entered and met with the Board.

The Board examined the strategic needs of the Exchange. Mr. Thain reported to the Board on a meeting in which he participated on March 10 attended by Directors Carter, McDonald and Weatherstone to review strategic alternatives for the Exchange; various analyses were presented by representatives of McKinsey & Company. Mr. Thain then examined specific needs of the Exchange and gave an overview of the current environment regarding securities markets.

Mr. Thain outlined the strategic choices facing the Exchange, the factors militating for conversion to a for-profit, public company, the need for the Exchange to make up for lost time in expanding across asset classes, the necessity of offering single-execution facilities across multiple asset classes, and the competitive threat posed by public, well-capitalized, multi-asset class, vertically-integrated

national exchange companies in Europe. The Board discussed these issues with Mr. Thain, who answered questions posed by the Directors.

Mr. Thain described a strategic opportunity that had arisen and outlined both the rationale for exploiting the opportunity and the attendant risks. He noted that he would provide detailed reports to the Board in the near future. In addition, he advised the Board that, if it wished to consider this transaction, the Exchange would need to engage an investment bank to advise the Board with respect to the valuation of the transaction. He suggested that Lazard Frères & Co. LLC ("Lazard") and Greenhill & Co. were two well-qualified possibilities. Mr. Thain outlined several of the benefits of using Lazard; the Board agreed that Lazard would be an appropriate choice and approved the following resolution:

"RESOLVED, that the Board of Directors authorizes the retention of Lazard Frères & Co., LLC ("Lazard") as financial advisor in connection with the exploration of the strategic opportunity identical to the Board, and the proper officers of the NYSE are hereby authorized and directed to enter into an engagement letter with Lazard in connection therewith, in such form as is approved by the proper officers of the NYSE, the execution thereof by any such officer to be conclusive evidence of the due authorization thereof by the Board."

The Board advised Messrs. Thain and Bernard that, if the Board were to contemplate such a transaction, it would consider retaining its own counsel.

/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary

Exhibit 99.12

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 15, 2005

The Board of Directors met today at 2:00 p.m., Chairman Marshall N. Carter presiding. Present in person were Directors Allison, McDonald, Thain and von der Heyden. Directors Allison, Brown, Jackson, Rivlin, Shapiro, Weatherstone and Woolard were present via conference call. (11) Richard G. Ketchum, Chief Regulatory Officer, Richard P. Bernard, Executive Vice President and General Counsel, Mary Yeager, Acting Corporate Secretary, and David Karp, partner, Wachtell, Lipton, Rosen & Katz, were present in person and Walter Dellinger and Spencer D. Klein, partners, O'Melveny & Myers LLP, were present via conference call.

Chairman Carter informed the Board that the meeting had been convened to provide background, and respond to questions raised by the Board at its April 7 meeting with respect to possible transaction between the Exchange and Archipelago Holdings, Inc. He indicated that no decisions to approve the transaction would be made at this meeting. Richard P. Bernard, Executive Vice President and General Counsel, introduced Walter Dellinger, partner, O'Melveny & Myers LLP, and professor at Duke University School of Law, who had been called upon to advise the Board at this meeting. He informed the Board that Mr. Dellinger would provide an overview of the role and responsibilities of the Board and its independent counsel. Mr. Bernard briefly reviewed Mr. Dellinger's background and qualifications to act as the Board's independent counsel on these matters.

Mr. Dellinger introduced two O'Melveny & Myers partners he had called on to assist him, Spencer D. Klein and Michael Masin.

[Attorney Client Privilege]

The Board discussed its obligations under New York Law with respect to the Exchange and its status as a self-regulatory organization ("SRO"). The Directors also discussed the evaluation of and decision-making process for the potential merger.

The Board identified as key issues that would need to be addressed in any potential merger the combination of two organizations with different cultures and the restructuring of the Exchange and its subsidiaries as a result of the merger, and the conversion from a privately-held, not-for-profit company to a publicly-traded, for-profit company.

Mr. Bernard reviewed a proposed corporate structure for a post-merger entity and referred to an organizational chart that was before the Board. He noted that the chart set forth a

possible corporate structure for the post-merger entity, but that the Board would decide the ultimate structure of the entity.

Mr. Bernard introduced David C. Karp, partner at Wachtell, Lipton, Rosen & Katz. Messrs. Bernard and Karp reported that negotiations with Archipelago's outside counsel had been ongoing, with the most recent meeting occurring earlier that day.

Mr. Thain discussed various aspects of the negotiations, among them, the principal economic terms and an agreement from each of Archipelago's two largest shareholders, General Atlantic Partners and Goldman Sachs, that each would support the potential merger and subject its shares to a lock up for a designated period after the closing. Mr. Karp described the terms of these agreements in greater detail.

The Board discussed the process and method of valuation for the potential merger. It also considered potential effects on the 1366 NYSE seat holders and the treatment of trading rights in a potential transaction.

Mr. Bernard continued his review of the proposed corporate structure, noting the addition of the Pacific Stock Exchange, which has agreed to be acquired by Archipelago. Messrs. Ketchum and Bernard explained that NYSE Regulation would be attenuated from the proposed for-profit holding company, NYSE Group, containing the NYSE Marketplace. Directors discussed the efficacy and independence of such a structure and potential reactions from the Securities and Exchange Commission ("SEC") and other government agencies to the potential merger and the role of NYSE Regulation. The Board discussed the structure for the new entities' boards and discussed the possibility of adding unaffiliated independent directors to the NYSE Regulation board.

The Board agreed that regulatory oversight from professionals close to the marketplace added significant value to the Exchange and the regulatory process. Mr. Thain noted that there would be extensive discussions with the SEC regarding the regulatory structure of the new company.

Chairman Carter advised that Mr. Thain would become chief executive officer of the combined company. Mr. Thain stated that it was his intention to operate the Archipelago market separately from the NYSE securities market. He noted the two markets had different strengths and that the different technologies could not presently be integrated. He indicated that he would report on technology issues at a future meeting of the Board.Mr. Thain briefly discussed the management challenges he foresaw and expressed his intentions to move several products currently traded at the Exchange to the Archipelago platform, which is better suited to handle products with certain trading characteristics, among them, exchange-traded funds ("ETFs") and fixed income products.

Margaret DeB. Tutwiler, Executive Vice President – Communications & Government Relations, Catherine R. Kinney and Robert G. Britz, Presidents and Co-Chief Operating Officers, and Amy S. Butte, Executive Vice President and Chief Financial Officer, entered and met with the Board.

Ms. Tutwiler described the development of a clear message to explain the benefits of the potential merger to the Exchange's various constituencies and reviewed details of a proposed process to do so, that included a joint press conference, a "town hall" meeting of the NYSE Membership, telephone calls to government contacts, communications to the NYSE Board of Executives and Advisory Boards, and emails and meetings for employees of both companies. The Board identified other constituents that might warrant attention.

Ms. Tutwiler, Ms. Kinney, Messrs. Britz, Dellinger & Klein and Director Jackson retired. (10)

Mr. Thain suggested that there be another Board meeting on April 18, 2005 to further brief the Board on financial matters and that Lazard would present the preliminary results of its valuation analysis.

Mr. Carter presented the question of whether the Board should retain Mr. Dellinger's firm, O'Melveny & Myers, to serve as its independent counsel as it considered the potential merger. On motion duly made, seconded and carried, the Board approved the engagement of Mr. Dellinger and his colleagues as independent counsel to the Board in this matter.

Mr. Carter informed the Board that Lazard Frères & Co. LLC had been engaged in the role of investment bank to review the transaction, establish its valuation and present an opinion regarding the fairness of the transaction. (See minutes of the April 7, 2005 Board meeting.) He noted that representatives from Lazard would be present for a working lunch before the April 18 meeting and would consult with any Board members who would like to learn about the process of arriving at a fairness opinion. In response to a query, Mr. Thain noted that, although Goldman Sachs had assisted the Exchange in identifying this strategic opportunity, it would have no involvement in the valuation process.

Mr. Carter advised the Board that, at the April 18 meeting, the Exchange's independent auditors, PricewaterhouseCoopers LLC ("PwC"), would be present and report to the Board on its findings with respect to the financial statements and information presented by Archipelago. He noted that PwC had reviewed Archipelago's financial statements and verified certain data used by Lazard in valuing the transaction.

On motion,
adjourned. (4:00 p.m.)

/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary

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Exhibit 99.13

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 18, 2005

A special meeting of the Board of Directors was convened at 2:30 p.m. to consider a potential merger between the Exchange and Archipelago Holdings, Inc., Chairman Marshall N. Carter presiding. Present in person were Directors Allison, Brown, McDonald, Rivlin, Thain, von der Heyden, Weatherstone and Woolard. Present via conference call were Directors Jackson and Shapiro. Present from the Exchange were Richard P. Bernard, Executive Vice President and General Counsel, and Richard G. Ketchum, Chief Regulatory Officer, by conference telephone. Also present in person were David C. Karp, partner of Wachtell, Lipton, Rosen & Katz, as counsel to the Exchange, and Walter Dellinger and Spencer D. Klein, partners of O'Melveny & Myers LLP, as counsel to the Board.

Chairman Carter called upon the Board's independent counsel, Mr. Dellinger and Mr. Klein,

[Attorney Client Privilege]

Mr. Bernard reported that, on April 15, 2005, Chairman Carter had signed a letter amending an Authorization Agreement with Goldman Sachs & Co. that had been previously executed by Chairman Reed. Mr. Bernard noted that the letter amendment specified that Goldman Sachs would receive $3.5 million from the Exchange for its assistance in this potential merger. The Board then approved the following resolution:

"RESOLVED that the Board of Directors ratifies the retention of Goldman, Sachs & Co. as facilitators in connection with the potential merger between the Exchange and Archipelago Holdings, Inc., and the entry into, and extension of, the authorization letter with Goldman Sachs in connection therewith, the execution thereof by the Chairman of the Board to be conclusive evidence of the due authorization thereof by the Board."

Amy S. Butte, Executive Vice President and Chief Financial Officer, Mary Yeager, Acting Corporate Secretary, from the Exchange, and Bruce Wasserstein, Chairman and Chief Executive Officer, Gary W. Parr, Deputy Chairman, J. David Schuster, Managing Director, and George D.C. Potter, Vice President, from Lazard Frères & Co. LLC ("Lazard"), entered and met with the Board.

Mr. Wasserstein introduced a presentation that examined in detail the financial analysis of the potential merger. He noted that, apart from any decisions the Board might make regarding the potential merger, in the current market environment, the Exchange faced significant risks to its business model.

Mr. Potter gave a general overview of the competitive landscape for securities exchanges and an overview of Archipelago's business model and financial statements. Mr. Parr examined the likelihood of further consolidation in the global market environment and of the emergence of new markets.

Robert Moritz and Mel Niemeyer, partners, and Paul Lameo, Senior Manager, all of PricewaterhouseCoopers LLC ("PwC") entered and met with the Board.

The Directors discussed their experiences on the boards of successful companies and industry leaders and noted the tendency to maintain the status quo, ignoring advances by their competitors and the risks of a stand-alone strategy.

Mr. Parr reviewed an historical analysis of NYSE financial statements and the Exchange's growth. The Board discussed the projected financial information.

The Board discussed the NYSE Hybrid Market^{SM} as it related to the Archipelago trading platform and the expectation of the positive effect the hybrid market would have on the Exchange's competitiveness. Mr. Thain noted that the strategic advantages of the merger would be significant. The acquisition of the Archipelago platform would provide a near-instantaneous electronic trading platform for certain products. The new platform created potential for new or expanded products and lines of business, including options and fixed income products.

The Lazard representatives then presented their financial analysis and valuation of NYSE and Archipelago, during and after which the Directors asked questions and discussed with Lazard matters raised in their presentation. Mr. Parr indicated that, based on the information then available, Lazard expected to be able to render an opinion whether the consideration to be received by the Exchange's Members would be fair to such Members from a financial point of view.

Director Weatherstone retired.

The Board retired and the Audit Committee convened, deliberated and retired. (4:55 p.m.) The Board reconvened (5:12 p.m.) (10)

Mr. Moritz addressed the Board regarding PwC's review of the financial statements submitted by Archipelago and explained the process for gathering and reviewing Archipelago's financial data. He compared the accounting practices at Archipelago and the Exchange. Mr. Moritz discussed Archipelago's implementation of Section 404 provisions of the Sarbanes-Oxley Act. Mr. Moritz and Mr. Niemeyer then addressed questions from the Directors.

Robert Britz addressed the Board regarding Archipelago's technology. Members of his staff were continuing their due diligence at Archipelago's headquarters in Chicago. He stated that the two entities had significantly different philosophies and, therefore, different trading systems architectures. In addition, Mr. Britz stated there were differences in each entity's

implementation of technology releases, but, despite the differences, he noted that Archipelago technology appeared to meet the needs of their business.

In response to a query, Mr. Britz informed the Board that the Exchange did not intend to integrate the two trading technology systems. Mr. Thain expressed his intention to use the Archipelago trading platform for exchange-traded funds ("ETFs"), non-cash equity options and other products.

Dr. Jackson retired. (10)

The Board discussed issues relating to a second-tier listing brand proposed for the Archipelago platform and the potential effect on the Exchange's current customers and the NYSE brand. Mr. Thain noted that the secondary brand, with lower listing standards, would widen the potential base of clients and give smaller companies an entry point into the Exchange.

Chairman Carter called upon Director Woolard who noted his belief that the potential merger met the strategic needs of the NYSE. He observed that, based on the analysis presented by Lazard, the NYSE members, who would ultimately become shareholders of the consolidated entity, would benefit.

Mr. Woolard retired. (9)

Mr. Shapiro retired from the call. (8) Ms. Butte and Messrs. Wasserstein, Parr, Potter and Schuster retired.

Mr. Ketchum reviewed the proposed regulatory structure. He noted that the Exchange would be engaged in discussions with the Securities and Exchange Commission ("SEC") following the announcement of the deal to optimize the regulatory structure.

The Board discussed the potential structure for the boards of NYSE Group and NYSE Regulation and the advantages and disadvantages of having identical boards for the two entities. The Directors noted the necessity that the NYSE Regulation board act in the public interest. Mr. Ketchum related experiences from his tenure on the NASDR/Nasdaq boards in which a majority of directors were the same persons. He also discussed the potential sources of revenue for NYSE Regulation and noted that NYSE Regulation would have long-term regulatory service contracts with NYSE Group.

Mr. Bernard reviewed the proposed corporate structure, which was set forth in a diagram before the Board, from a legal and oversight perspective. The Board noted that consultation with the SEC would serve to shape the corporate structure, which structure would also be affected by the recent concept release on self-regulatory organizations ("SROs") (see SEC Release No. 34-50700).

Messrs. Dellinger, Bernard and Ketchum retired.

Ms. Butte addressed the Board with respect to projected financial information. She discussed general assumptions and reviewed projections. In addition, she explained the projected synergies of the potential merger and anticipated expense reductions.

Mr. Dellinger re-entered.

Ms. Butte discussed anticipated revenues, including revenues generated from the sale of trading licenses. She noted anticipated growth in regulatory revenue (non-fine) due to a pricing upgrade and Floor and facilities fee increases. In seeking to recover more of the costs of operating the Floor from the Floor community, she emphasized the necessity of maintaining a balance with the economics of the Floor.

Mr. Bernard re-entered.

Ms. Butte described savings that could be realized through headcount integration and efficiencies realized at the Securities Industry Automation Corporation ("SIAC").

The Board discussed the potential reaction of the Exchange's competitors to the potential merger. Ms. Butte noted the possibility that competitors would lower transaction fees.

Mr. Bernard, Mr. Britz, Ms. Butte, Mr. Karp, Ms. Kinney and Ms. Yeager retired.

The Board discussed the potential merger, the reports it had received and its process of evaluation.

Director Rivlin retired. (7)

On motion,
adjourned. (7:45 p.m.)

/s/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary

Exhibit 99.14

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 19, 2005

The Board met today at 4:30 p.m. to receive reports on and undertake consideration of a proposed merger between the Exchange and Archipelago Holdings, Inc., Marshall N. Carter, presiding. Present in person were Directors Allison, Brown, Thain, Shapiro and von der Heyden. Present via conference call were Directors McDonald, Rivlin and Weatherstone. (9) Present from the Exchange were Richard G. Ketchum, Chief Regulatory Officer, via conference call, and Richard P. Bernard, Executive Vice President and General Counsel, in person. Also present in person were David C. Karp and Michael S. Katzke, partners of Wachtell, Lipton, Rosen & Katz, as counsel to the Exchange, and Walter Dellinger and Spencer D. Klein, partners of O'Melveny & Myers LLP, as counsel to the Board.

Mr. Karp reviewed with the Board a summary of a proposed merger agreement to effect the proposed merger. He reviewed the structure of the proposed merger and the consideration to be received by NYSE members and Archipelago shareholders. Mr. Karp described the terms of the restrictions on transfer on the shares to be received by NYSE members in the transactions and discussed post-merger governance issues. He also reviewed conditions to the closing and circumstances under which the merger agreement might be terminated.

The Board discussed the merger agreement with and provided guidance to Messrs. Karp and Bernard.

Messrs. Bernard, Karp and Katzke retired.

Messrs. Bernard, Karp and Katzke re-entered; Ms. Yeager entered.

Mr. McDonald retired from the call during the following discussion. (8)

Mr. Thain addressed the Board regarding questions that had been raised by a Director earlier that day. The Board discussed the questions raised and held a lengthy discussion regarding strategic aspects and advantages of the proposed merger and the benefits that the proposed merger would provide NYSE members.

Mr. Thain discussed the challenges of implementing the proposed merger, in particular, changes to both the corporate and management structures of the Exchange. The Board discussed the challenges of integrating the two entities and the manner in which Mr. Thain might manage those challenges. Mr. Thain discussed the integration of the two entities at the senior management level, but noted his intention to keep the Archipelago trading business separate and to develop its listings business as a second-tier brand. In addition, he noted that new trading products would be developed for the Archipelago platform.

The Board questioned Mr. Thain regarding the proposed merger's implementation timetable and staff support. Chairman Carter suggested that Mr. Thain present an implementation plan for review by the Board in the near future.

The Board explored various issues that might arise in the proposed merger and discussed various ways in which the risks or potential problems might be mitigated or managed. The Board also suggested a transition team comprised of staff from each company. Mr. Thain stated that it was his intention to establish such a group at such time as the proposed merger might be approved and announced. The Directors discussed their experiences regarding corporate entities that had merged and ways in which the cultural differences could be managed.

The Board continued to examine the proposed legal structure of the merged entity and its relationship to NYSE Regulation with respect to the governance of NYSE Group and NYSE Regulation. A lengthy discussion ensued during which the non-management Directors and Messrs. Thain and Ketchum examined potential conflicts between the two entities and the management of those conflicts.

Mr. McDonald entered the meeting in person. (9)

Mr. Ketchum retired from the call. The Board retired. (6:40 p.m.)

The Board reconvened. (9) (6:50 p.m.)

Dale Bernstein, Senior Vice President, Human Resources and Corporate Services, entered and met with the Board.

Ms. Bernstein addressed the Board regarding the possible allocation of stock to NYSE employees if the proposed merger were approved. Ms. Bernstein discussed potential plans and amounts of stock that might be awarded to NYSE employees.

Chairman Carter noted that no decision as to the amount of stock allocated to employees had been made. In response to a query from the Board, Mr. Karp stated

[Attorney Client Privilege]

Mr. Thain recommended that the amount of the employee stock allocation be considered in a future meeting, but expressed his belief that an amount up to five percent of the seventy percent portion of the combined company allocated to the NYSE would be moderate. He reiterated the advantage of aligning the interests of the members and the NYSE employees.

Ms. Bernstein and Mr. Katzke retired.

Amy S. Butte, Executive Vice President and Chief Financial Officer, Catherine R. Kinney and Robert G. Britz, Presidents and Co-Chief Operating Officer, from the Exchange, and Bruce Wasserstein, Chairman and Chief Executive Officer, Gary W. Parr, Deputy Chairman, J. David Schuster, Managing Director, and George D.C. Potter, Vice President, all of Lazard Fréres & Co. LLC, entered and met with the Board.

The Lazard team distributed a financial analysis presentation that had been updated since the previous day. Prior to discussing the financial analysis, Mr. Wasserstein reiterated that, given current information, Lazard was prepared to deliver an opinion that the consideration to be received by Members in the proposed merger was fair to the Members from a financial point of view. The Board discussed the valuation analysis with Lazard.

Messrs. Wasserstein, Schuster & Potter retired.

Mr. Britz compared the technology of Archipelago and the Exchange in detail.

Ms. Butte reviewed certain financial considerations with the Board.

Mr. Bernard, referring to a staff memorandum, dated April 19, 2005, that was before the Board, explained the current proposal that NYSE Regulation would be attenuated from the NYSE Group, but that NYSE Regulation would maintain oversight of the NYSE Marketplace. He addressed conflicts and the ways in which they could be managed.

Mr. Thain distributed, for the Board's review and comment, a draft schedule relating to the announcement of the proposed merger if it were approved and a draft press release and statement.

Ms. Yeager retired; Messrs. Bernard, Karp and Thain retired.

The Board met in Executive Session to discuss matters pertaining to its process and the appropriate due diligence with Messrs. Dellinger and Klein. The Board also further discussed the potential merger and the distribution of stock to NYSE employees.

Messrs. Bernard & Karp re-entered and met with the Board to further discuss terms of the merger agreement.

Messrs. Bernard & Karp retired.

On motion,
adjourned. (9:38 p.m.)

/s/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary

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Exhibit 99.15

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 20, 2005

A special meeting of the Board of Directors was convened at 12:00 p.m. to consider a proposed merger between the Exchange and Archipelago Holdings, Inc., Chairman Marshall M. Carter presiding. Present in person were Directors Brown, McDonald, Shapiro, Thain and von der Heyden. Present via conference call were Directors Allison, Jackson [joined the meeting later in person], Rivlin and Woolard. (10) Present from the Exchange were Richard G. Ketchum, Chief Regulatory Officer, by conference telephone, and Richard P. Bernard, Executive Vice President and General Counsel and Mary Yeager, Acting Corporate Secretary. Also present in person were David C. Karp, partner, Wachtell, Lipton, Rosen & Katz, as counsel to the Exchange, and Walter Dellinger and Spencer D. Klein, partners, O'Melveny & Myers LLP, as counsel to the Board.

Mr. Bernard discussed the regulatory approvals required for the transaction. He informed the Board that if the proposed merger were approved, a Hart-Scott-Rodino pre-merger notification would be filed with federal antitrust authorities.

Mr. McDonald entered and met with the Board. (10)

Margaret DeB. Tutwiler, Executive Vice President – Communications and Government Relations, entered and met with the Board.

Messrs. Ketchum and Bernard outlined criteria that the Securities and Exchange Commission ("SEC") could be expected to use in its review of the proposed merger.

Chairman Carter addressed the ongoing discussion with respect to the composition of the board of the proposed not-for-profit corporation, NYSE Regulation. He suggested a board of directors comprised partially of members of the for-profit holding company board and partially of directors unaffiliated with the holding company. The Board discussed the extent to which the merger agreement should "lock-in" the particulars of the composition of the board of NYSE Regulation or other aspects of the relationship between NYSE Regulation and the rest of the enterprise.

Mr. Bernard advised the Board that there would be discussions with the SEC that would help crystallize the NYSE Regulatory board's composition. The Board discussed the importance of beginning a constructive dialogue with the SEC.

Dr. Jackson entered and met with the Board in person. (10)

Ms. Tutwiler addressed the Board regarding the proposed plan regarding an announcement of the proposed merger. She reviewed the proposed schedule and regulatory, governmental, industry and media contacts who would be reached. The Board discussed the announcement, the potential reactions from the Exchange's different constituents and the strategic benefits of the proposed merger.

Ms. Tutwiler retired.

Mr. Thain discussed a plan for restructuring the Exchange's senior management team and the future integration of Archipelago executives. The Board discussed compensation and equity for senior management.

Chairman Carter asked for an update on the opinion that would be provided by Lazard Fréres & Co. LLC (the "Fairness Opinion"), a draft of which Mr. Bernard provided.

The Board discussed the proposed merger.

Ms. Yeager retired.

The Board discussed the relationships among the Exchange, Archipelago and Goldman Sachs, and the measures that had been taken to manage the conflicts of interest.

Messrs. Bernard and Karp retired.

Mr. Weatherstone joined the meeting via conference call. (11)

The Board reviewed issues related to the proposed merger and the fairness opinion.

Messrs. Bernard and Karp re-entered.

The Board temporarily adjourned. (1:50 p.m.) The Audit Committee convened, Audit Committee Chairman McDonald, presiding. The Committee deliberated and adjourned. (1:54 p.m.)

The Board reconvened. (11) (1:56 p.m.)

Gary W. Parr, Deputy Chairman, Lazard Frères & Co. LLC, was present via conference call and addressed outstanding questions from the Board. The Board discussed the Lazard opinion with Mr. Parr and Mr. Parr confirmed the opinion of Lazard as of this date that the consideration to be received by Members in the proposed merger was fair to the Members from a financial point of view.

Mr. Parr retired.

The Board further discussed the proposed merger and its strategic benefits.

On motion duly made, seconded and carried, the Board adopted resolutions, attached hereto as Exhibit A, approving the merger agreement and related matters.

On motion,
adjourned. (2:15 p.m.)

/s/
Mary Yeager
Acting Corporate Secretary

EXHIBIT A

NEW YORK STOCK EXCHANGE, INC.

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS
AT A MEETING HELD ON APRIL 20, 2005

WHEREAS, it is proposed that the New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (the "NYSE"), enter into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among the NYSE, Archipelago Holdings, Inc., a Delaware corporation ("Archipelago"), and such other persons that become signatories thereto pursuant to the terms thereof (capitalized terms used in these resolutions and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement); and

WHEREAS, pursuant to the Merger Agreement, the NYSE and Archipelago would combine their businesses through a series of mergers under a single holding company, NYSE Group, Inc., a Delaware for-profit corporation ("NYSE Group"), as follows:

(a) The NYSE would form a wholly owned subsidiary, NYSE Merger Corporation Sub, a Delaware corporation.

(b) The NYSE and Archipelago would jointly form NYSE Group, and each of the NYSE and Archipelago would own 50% of the outstanding common stock of NYSE Group.

(c) The NYSE and Archipelago would cause NYSE Group to form two wholly owned subsidiaries, NYSE Merger LLC Sub, a New York limited liability company, and Archipelago Merger Sub, a Delaware corporation.

(d) The NYSE would merge with and into NYSE Merger Corporation Sub, with NYSE Merger Corporation Sub surviving the merger (the "NYSE Corporation Merger"). In the NYSE Corporation Merger, each outstanding membership interest in the NYSE would be converted into one share of NYSE Merger Corporation Sub common stock plus $300,000 in cash.

(e) After the NYSE Corporation Merger, NYSE Merger Corporation Sub would merge with and into NYSE Merger LLC Sub, with NYSE Merger LLC Sub surviving the merger (the "NYSE LLC Merger" and, together with the NYSE Corporation Merger, the "NYSE Mergers"). In the NYSE LLC Merger, each share of common stock of NYSE Merger Corporation Sub would be converted into a number of shares of NYSE Group common stock equal to the NYSE Exchange Ratio.

(f)   Concurrently with the NYSE LLC Merger, Archipelago Merger Sub would merge with and into Archipelago, with Archipelago surviving the merger (the "<u>Archipelago Merger</u>" and, together with the NYSE Mergers, the "<u>Mergers</u>"). In the Archipelago Merger, each outstanding share of Archipelago common stock would be converted into one share of NYSE Group common stock.

WHEREAS, the Merger Agreement provides that NYSE and Archipelago may restructure the Mergers so long as the restructuring would not have an adverse impact on the other party or its stockholders or members; and

WHEREAS, under the Merger Agreement, NYSE Exchange Ratio is determined so that (a) the aggregate number of shares of NYSE Group common stock issued in the NYSE Mergers to the NYSE Members (or reserved for issuance to NYSE employees) equals 70% of the outstanding shares of NYSE Group common stock immediately after the Mergers, and (b) the aggregate number of shares of NYSE Group common stock issued in the Archipelago Merger to the Archipelago stockholders (including shares underlying options to acquire Archipelago common stock and restricted stock units) equals 30% of the outstanding shares of NYSE Group common stock immediately after the Mergers, in each of case (a) and (b), calculated on a fully diluted basis as of the Determination Date; and

WHEREAS, subject to the Merger Agreement, the shares of NYSE Group common stock issued to the NYSE members in the NYSE Mergers would be subject to a lock-up period during which such shares may not be sold or transferred; and

WHEREAS, this lock-up period would begin on the date of the completion of the Mergers, and the shares subject to the lock-up would be released in equal installments on the third, fourth and fifth anniversaries of that date unless the Board of Directors of NYSE Group, in its discretion, shortens the lock-up period with respect to all or a portion of the shares subject to the lock-up; and

WHEREAS, the Merger Agreement provides that the NYSE may, in its discretion, transfer its NYSE Regulation Assets to a newly formed New York Type A not-for-profit corporation ("<u>NYSE Regulation</u>"), which would not be a subsidiary of NYSE Group or any of its subsidiaries; and

WHEREAS, the Merger Agreement provides that the NYSE may, in its discretion, transfer its NYSE Market Assets to a Delaware corporation ("<u>NYSE Market</u>") which would be a wholly owned subsidiary of NYSE Group and would assume all obligations or liabilities relating to the NYSE Market Assets; and

WHEREAS, the Merger Agreement provides the Board of Directors of the NYSE with the right to issue, or reserve for issuance, to NYSE employees up to 5% of the shares of NYSE Group common stock that otherwise would be issued to the NYSE Members in the Mergers; and

WHEREAS, in connection with the execution of the Merger Agreement, it is proposed that the NYSE enter into a Support and Lock-Up Agreement by and among the NYSE, GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC, and Goldman Sachs Execution and Clearing, L.P. (the "Goldman Sachs Support Agreement"), pursuant to which such entities (other than the NYSE) would agree, among other things and subject to limited exceptions: (i) to vote their shares of Archipelago common stock in favor of approving and adopting the Merger Agreement, (ii) if the Merger Agreement is terminated, to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to 15 months after the date of such termination, (iii) not to transfer their shares of Archipelago common stock until the completion of the Mergers or the termination of the Merger Agreement, and (iv) if the Mergers are completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the Mergers; and

WHEREAS, in connection with the execution of the Merger Agreement, it is proposed that the NYSE enter into a Support and Lock-Up Agreement by and among the NYSE, General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., Gapstar, LLC, GAP Coinvestment Partners II, L.P., and GAPCO GMBH & CO. KG (the "General Atlantic Support Agreement"), pursuant to which such entities (other than the NYSE) would agree, among other things and subject to limited exceptions: (i) to vote their shares of Archipelago common stock in favor of approving and adopting the Merger Agreement, (ii) if the Merger Agreement is terminated, to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to 15 months after the date of such termination, (iii) not to transfer their shares of Archipelago common stock until the completion of the Mergers or the termination of the Merger Agreement, and (iv) if the merger is completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the Mergers; and

WHEREAS, in connection with the execution of the Merger Agreement, it is proposed that the NYSE enter into a Support and Lock-Up Agreement by and between the NYSE and GSP, LLC (the "GSP Support Agreement" and, together with the Goldman Sachs Support Agreement and the General Atlantic Support Agreement, the "Support and Lock-Up Agreements"), pursuant to which GSP, LLC would agree, among other things and subject to limited exceptions: (i) to vote their shares of Archipelago common stock in favor of approving and adopting the Merger Agreement, (ii) if the Merger Agreement is terminated, to vote a certain portion of their shares of Archipelago common stock against alternative acquisition proposals for up to the first anniversary of the date of such termination, (iii) not to transfer their shares of Archipelago common stock until the completion of the Mergers or the termination of the Merger Agreement, and (iv) if the merger is completed, not to transfer, for certain fixed periods and subject to certain exceptions, the shares of NYSE Group common stock that they receive in the Mergers ; and

WHEREAS, the Merger Agreement provides that the Board of Directors of NYSE Group would consist of 14 members, 11 of whom would be the directors of the

NYSE prior to the time of effectiveness of the Mergers, and 3 of whom would be designated by Archipelago and agreed to by the NYSE; and

WHEREAS, the Merger Agreement and the transactions contemplated thereby is subject to certain approvals by (among others) the Securities and Exchange Commission (the "SEC") and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission (the "HSR Act"); and

WHEREAS, it is intended that, for federal income tax purposes, (a) the NYSE Corporation Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and (b) the NYSE LLC Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

WHEREAS, at this meeting, the Board of Directors has reviewed with management and the NYSE's legal and financial advisors the Merger, the terms of the Merger Agreement and the Support Agreements and the transactions contemplated thereby; and

WHEREAS, at this meeting, the Board of Directors has received the opinion of the NYSE's financial advisor, Lazard Frères & Co., LLC, that the merger consideration is fair to the NYSE members from a financial point of view; and

WHEREAS, the Board of Directors has reviewed and discussed the terms of the Merger Agreement and the Support Agreements and the transactions contemplated thereby, and has considered such other factors as the directors consider relevant; and

WHEREAS, the Board of Directors finds that the Mergers and the other transactions contemplated by the Merger Agreement and the Support Agreements represent a strategic business combination that is advisable for, fair to and in the best interests of, the NYSE and its members, as well as its other constituencies.

NOW THEREFORE, BE IT:


Approval and Adoption of Merger Agreement and
Support Agreements and the Transactions Contemplated Thereby


RESOLVED, that based upon the presentations made to the Board of Directors at this meeting and at previous meetings, and upon such other matters as were deemed relevant by the Board, the Board of Directors has determined that the Mergers and the other transactions contemplated by the Merger Agreement and the Support Agreements are advisable for, and fair to and in the best interests of, the NYSE and its members, as well as its other constituencies, and hereby approves and adopts the Merger Agreement, the Support Agreements and the transactions contemplated thereby (including, without limitation, the Mergers), with the foregoing approval to be deemed to constitute, without limitation, approval and adoption of the Merger Agreement by the

Board of Directors for the purposes of the New York Not-For-Profit Corporation Law, including Section 902 of the New York Not-For-Profit Corporation Law.

RESOLVED, further, that the Chief Executive Officer of the NYSE is hereby authorized for and on behalf of the NYSE to execute and deliver the Merger Agreement and the Support Agreements in substantially the forms presented to the Board at this meeting with such changes as such officers executing the same may approve, the execution and delivery of the Merger Agreement and the Support Agreements by such officer to be deemed conclusive evidence that the Board of Directors of the NYSE and the NYSE approved the Merger Agreement and the Support Agreements as executed; and

RESOLVED, further, that the Chief Executive Officer of the NYSE is hereby authorized for and on behalf of the NYSE to execute and deliver any amendments to the Merger Agreement or Support Agreements, providing for non-material changes to the terms and conditions of the Mergers and the transactions contemplated by the Merger Agreement and the Support Agreements, the execution and delivery of such amendments by the Chief Executive Officer of the NYSE to be deemed conclusive evidence that the Board of Directors of the NYSE and the NYSE approved such amendments as executed; and

RESOLVED, further, that the proper officers of the NYSE, or any of them acting alone, be, and each hereby is, authorized to file, execute, verify, acknowledge and deliver, for and on behalf of the NYSE, any and all notices, certificates, agreements, amendments, instruments and other documents and to perform and do or cause to be performed or done any and all such acts or things and to pay or cause to be paid all necessary fees and expenses, in each case in the name and on behalf of the NYSE, as they or any of them may deem necessary or advisable to effectuate or carry out the provisions of the Merger Agreement and the Support Agreements or the intent and purposes of the foregoing resolutions in connection with the Mergers, the taking of any such action to be deemed conclusive evidence that the Board of Directors of the NYSE and the NYSE have authorized such action; and

Regulatory Filings

RESOLVED, further, that the proper officers of the NYSE be, and hereby are, authorized and directed, on behalf of and in the name of the NYSE and/or its subsidiaries, to prepare, sign and file, or cause to be filed, with any applicable federal, state, local or foreign country regulatory or supervisory body, including without limitation the SEC, the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "DOJ"), and all other appropriate regulatory authorities, all applications, requests for approval, consents, interpretations, or other determinations, notices and other information and documents, and any modifications or supplements thereto, as may be necessary or appropriate in connection with the Mergers, the Merger Agreement, the Support Agreements, and the transactions contemplated thereby, together with all agreements and other information and documents required or appropriate, and any publications required, in connection therewith, the taking of any

such action to be deemed conclusive evidence that the Board of Directors of the NYSE and the NYSE have authorized such action.

RESOLVED, further, that without limiting the foregoing, the proper officers of the NYSE be and are hereby authorized and directed, on behalf of and in the name of the NYSE and/or its subsidiaries, to prepare, sign and file, or cause to be filed all such applications under Rule 19b-4 promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") as may be necessary or appropriate, and all other reports, schedules, statements, documents and information required to be filed or submitted by the NYSE by the SEC, and to meet and confer or to cause counsel to meet and confer with officials of the SEC; and

RESOLVED, further, that without limiting the foregoing, the proper officers of the NYSE be and are hereby authorized and directed, on behalf of and in the name of the NYSE and/or its subsidiaries, to prepare, sign and file, or cause to be filed a Notification and Report Form for Certain Mergers and Acquisitions pursuant to the HSR Act and all other reports, schedules, statements, documents and information required to be filed or submitted by the NYSE pursuant to the HSR Act; and to respond to all requests for additional information and to meet and confer or to cause counsel to meet and confer with officials of the FTC and the DOJ; and

RESOLVED, further, that, without limiting the foregoing, the proper officers of the NYSE be, and each of them hereby is, authorized and directed, in the name and on behalf of the NYSE and/or its subsidiaries, to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties, regulatory authorities and other governmental or self-regulatory authorities necessary to consummate the transactions contemplated by the Merger Agreement and the Support Agreements, to execute personally or by attorney-in-fact any such required filings or amendments or supplements to any of the foregoing, and to cause any such required filings and any amendments thereto to become effective or otherwise approved, the taking of any such action to be deemed conclusive evidence that the Board of Directors of the NYSE and the NYSE have authorized such action; and

<u>Proxy Statement, Prospectus and Other Securities Law Filings</u>

RESOLVED, further, that the proper officers of the NYSE be, and each of them hereby is, authorized and directed for, on behalf of and in the name of the NYSE, to prepare, sign and file, or cause to be filed, with the SEC any and all statements, reports or other information concerning the Mergers, the Merger Agreement, the Support Agreements and the other transactions contemplated thereby, that may be deemed advisable or may be required under the Exchange Act, or the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the "Securities Act"), including without limitation preliminary proxy material and a joint proxy statement/prospectus (which may be used in connection with a registration statement of NYSE Group), together with any amendments or supplements thereto, to be sent to members of the NYSE to solicit their votes in connection with a proposal to approve the Merger Agreement and the Mergers (the "Proxy Statement/Prospectus"); and

RESOLVED, that the proper officers of the NYSE be, and each of them hereby is, authorized and directed in the name and on behalf of the NYSE to take any and all actions as such officer may deem advisable, and to cooperate and coordinate with Archipelago and NYSE Group, in connection with the preparation, execution and filing with the SEC by NYSE Group of: (i) a registration statement on Form S-4 which shall include the Proxy Statement/Prospectus (the "Form S-4"), together with any other documents required or appropriate in connection therewith, including, without limitation, any and all actions necessary to have the Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as reasonably practicable after filing with the SEC, and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated by the Merger Agreement; (ii) registration statements on Form S-1, Form S-3 or Form S-8, as appropriate, and any amendment or amendments (including post-effective amendments or supplements) thereto (together with the Form S-4, the "Registration Statements"), relating to shares of NYSE Group common stock as may be issuable in connection with any Archipelago stock plan assumed by NYSE Group in the Mergers; and (iii) a Rule 19b-4 application in connection with the proposed rules of the NYSE Group, the NYSE, Archipelago or any of their subsidiaries after the Mergers; and

RESOLVED, further, that the proper officers of the NYSE be, and each of them hereby is, authorized in the name and on behalf of the NYSE, to take all such other actions and to execute all such documents as such officer may deem necessary or appropriate for compliance with the Securities Act, the Exchange Act, or any applicable state securities or similar laws, in connection with the Mergers, the Merger Agreement, the Support Agreements and transactions contemplated thereby, the taking of any such action to be deemed conclusive evidence that the Board of Directors of the NYSE and the NYSE have authorized such action; and

RESOLVED, further, that, without limiting the foregoing, the proper officers of the NYSE be, and each of them hereby is, authorized and directed, in the name and on behalf of the NYSE to prepare, and to cooperate and coordinate with Archipelago and NYSE Group in the preparation of, all documentation and to effect all filings (and requests for no-action letters) as may be necessary or advisable under the various securities laws, regulations and rules of the United States or any state or foreign jurisdiction in connection with the Mergers, the Merger Agreement, the Support Agreements and the other transactions contemplated thereby, to execute personally or by attorney-in-fact such documentation and filings or amendments or supplements to any of the foregoing, and to cause such documentation and filings and any amendments and supplements thereto to become effective or otherwise approved; and

Section 16(b) Exemption

RESOLVED, that, in order to maintain appropriate compensation and retention of directors and senior officers of the NYSE (together with any other person who may become a director or senior officer of the NYSE after the date hereof and before the completion of the Mergers, the "NYSE Reporting Persons") in connection with the Mergers and the transactions contemplated by the Merger Agreement and to properly

incentivize them to devote their fullest efforts to the success of the NYSE and the transactions contemplated by the Merger Agreement, it is desirable that the NYSE Reporting Persons not be subject to risk of liability under Section 16 of the Exchange Act in connection with the issuance in the Mergers of NYSE Group common stock, or the conversion in the Mergers of NYSE membership interests or Archipelago common stock, options to purchase shares of Archipelago common stock or any other stock-based award rights in respect of Archipelago common stock; accordingly, any issuance of NYSE Group common stock to the NYSE Reporting Persons in the Mergers, or any dispositions or deemed dispositions by the NYSE Reporting Persons pursuant to (a) the exchange of NYSE membership interests or Archipelago common stock for shares of NYSE Group common stock upon consummation of the Mergers, (b) the conversion of options to purchase shares of Archipelago common stock into options to purchase shares of NYSE Group common stock upon consummation of the Mergers or (c) the conversion of stock-based award rights in respect of Archipelago common stock into stock-based awards with respect to NYSE Group common stock, in each case, such number of shares subject to increase to reflect the acquisition, if any, of additional shares prior to the Effective Time, and any disposition or deemed disposition resulting therefrom, are hereby approved for purposes of Rule 16b-3 under the Exchange Act, it being the intent of the Board to exempt such dispositions or deemed dispositions from any liability under Section 16 of the Exchange Act; and

Submission to Members

RESOLVED, further, that in connection with the Mergers and the consummation of the transactions contemplated by the Merger Agreement and the Support Agreements, the Chairman of the NYSE is authorized and directed to cause the Merger Agreement to be submitted for approval by the members of the NYSE at a meeting of such members in accordance with the New York Not-For-Profit Corporation Law, at such date, time and place as the Board of Directors or the Chairman of the Board of Directors, constituting a committee of the Board of Directors for such purpose to the extent required by law, may from time to time designate, and to take any action in connection therewith that the Board of Directors or the Chairman of the Board of Directors considers desirable or appropriate, in his discretion; and

RESOLVED, further, that the Board of Directors hereby recommends such approval to the members of the NYSE and that the proper officers of the NYSE be, and each of them hereby is, authorized and directed, for and on behalf of the NYSE, to communicate such recommendation to, and to solicit proxies on behalf of Board of Directors from, the holders of NYSE membership interests entitled to vote at the aforementioned meeting in favor of such adoption (unless, subject to and in accordance with the terms of the Merger Agreement, such recommendation is withdrawn or modified prior to such submission); and

RESOLVED, further, that the proper officers of the NYSE be, and each of them hereby is, authorized and directed, for and on behalf of the NYSE, to mail to the members, a Notice of Meeting accompanied by the Proxy Statement/Prospectus; and

Additional Actions

RESOLVED, further, that the Board of Directors of the NYSE hereby adopts and incorporates by reference any form of specific resolution to carry into effect the purpose and intent of the foregoing resolutions, or covering authority included in matters authorized in the foregoing resolutions, including forms of resolutions in connection therewith that may be required by the SEC, the New York Stock Exchange, and any state, institution, person, or agency, and the Secretary of the NYSE hereby is directed to insert a copy thereof in the minute book of the NYSE following this action by the Board of Directors and to certify the same as having been duly adopted thereby; and

RESOLVED, further, that the proper officers of the NYSE or any of them acting alone be, and each hereby is, authorized to file, execute, verify, acknowledge, and deliver for and on behalf of the NYSE, any and all notices, certificates, amendments, agreements, instruments and other documents, and to perform and do or cause to be performed or done any and all such acts or things and to pay or cause to be paid all necessary fees and expenses, in each case in the name and on behalf of the NYSE, as they or any of them may deem necessary or advisable to effectuate or carry out the provisions of the Merger Agreement and the Support Agreements; and

RESOLVED, further, that all actions heretofore taken by any of the directors, officers, representatives or agents of the NYSE or any of its affiliates in connection with the Mergers and any other transactions contemplated in the Merger Agreement and the Support Agreements or otherwise referred to in the foregoing resolutions be, and each of the same hereby is, ratified, confirmed and approved in all respects as the act and deed of the NYSE; and

RESOLVED, further, that any resolutions inconsistent with the foregoing or with any action of any officer pursuant to the foregoing are hereby modified or rescinded so as to be consistent herewith and therewith.